Form 20-F
period 2002-07-30
QUARTZ MOUNTAIN RESOURCES LTD
filed 2003-01-31
CIK 811522

January 28, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2002 (with other information to December 31, 2002 except where noted)

OR

    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.
(Exact name of Registrant specified in its charter)
1020, 800 West Pender Street,
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Number of outstanding shares of the Company’s only class of capital stock as at December 31, 2002:

9,308,315 Common Shares Without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17                    Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Registration Statement are, unless otherwise indicated, expressed in Canadian dollars. On December 31, 2002, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.5800 (see Item 4 for further historical Exchange Rate Information).

ii

T A B L E O F C O N T E N T S

PART 1

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS OF QUARTZ MOUNTAIN RESOURCES LTD. (HEREIN “QUARTZ” OR THE “COMPANY”)

Not applicable (this is an Annual Report only).

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following constitutes selected financial data for Quartz Mountain Resources Ltd. (“Quartz” or the “Company”) for the last five fiscal years ended July 31, 2002, in United States dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP.

(US$) As at July 31

Balance Sheet		2002	2001	2000	1999	1998

Total Assets according to
Financial statements		482,554	18,457	3,156	2,351	4,238
Total Liabilities		83,193	80,210	48,290	21,648	119,384
Working Capital (Deficiency)		390,994	(61,755)	(45,134)	(19,297)	(115,146)
Share Capital		20,299,896	20,298,625	20,263,593	20,263,593	20,114,731
Deficit		(19,900,535)	(20,360,378)	(20,308,727)	(20,282,890)	(20,229,877)
Shareholders’ Equity
(Deficiency} (Canadian
GAAP)		399,361	(61,753)	(45,134)	(19,297)	(115,146)
Shareholders’ Equity
(Deficiency} (US GAAP)		398,090	(61,755)	(45,134)	(19,297)	(115,146)

(US$)			Years ended July 31

Operating		2002	2001	2000	1999	1998

Investment and other Income		500,801	3	25	133	135
Income (loss) according to
financial statements – Canadian
GAAP		459,843	(51,651)	(25,837)	(53,013)	(26,885)
Income (loss) according to
financial statements –	U.S.
GAAP		458,572	(51,651)	(25,837)	(53,013)	(26,885)
Income (loss) from continuing
operations		459,843	(51,651)	(25,837)	(53,013)	(26,885)
Income (loss) per common
share – US and Canadian
GAAP		0.05	(0.01)	(0.01)	(0.01)	(0.01)

Notes:

(1) Quartz follows Canadian GAAP applicable to junior mining exploration companies whereby mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Under US GAAP exploration costs are generally written off unless there is a feasibility report which confirms the existence of economic ore making the recover of costs likely. As Quartz did not record any deferred exploration expenditures during the year ended July 31, 2002, there is no material difference between presentation of Quartz’s accounts under Canadian and US GAAP for the fiscal years ended July 31, 2002 and 2001.

(2) Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128” replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncement. SFAS 128 applied equally to loss pre share presentations.

Stock options outstanding are not included in the computation of diluted loss per share as their inclusion would be antidilutive.

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

		Annual Rates		July 31
Period Ended	Average	High	Low	Rate

December 31, 2001	1.5490	1.6023	1.4933	1.5845	(2002)
December 31, 2000	1.4852	1.5583	1.4353	1.5325	(2001)
December 31, 1999	1.4440	1.5302	1.4512	1.4880	(2000)
December 31, 1998	1.4831	1.5845	1.4040	1.4888	(1999)
December 31, 1997	1.3844	1.4399	1.3345	1.5119	(1998)

The following table sets out the high and low exchange rates, based on the noon buying rates as posted on the Bank of Canada website (www.bankofcanada.ca), for the conversion of Canadian dollars into United States dollars in effect for the following months:

		Month	Low	High

	October 2002		1.56	1.59
	September		1.55	1.59
	August 2002		1.55	1.60
	July 2002		1.51	1.59
	June 2002		1.51	1.55
	May 2002		1.53	1.57
	April 2002		1.56	1.60
	March 2002		1.58	1.60
	February 2002		1.59	1.61
	January 2002		1.59	1.61
	December 2001		1.56	1.60

See Item 17 for accompanying audited year-end financial statements for further details.

B.	Capitalization and Indebtedness

Not applicable (this is an Annual Report only).

C. Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only)

D. Risk Factors

The Company’s Mineral Property Interests Contain No Known Ore. There is no known body of commercially viable ore on any of the projects held by Quartz. All the projects are prospects only. Extensive additional exploration work will be required to ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by Quartz on any of its mineral properties will result in discoveries of commercial quantities of ore.

Further Funding Needed to Avoid Loss of Other Interest. Quartz’s acquisition right to the various projects is contingent on its ability to meet its funding commitments. Currently, Quartz’s only means of generating funds is through equity offerings of its securities, and there can be no assurance that such financings will generate any or sufficient amounts to allow Quartz to discharge its obligations. In the event Quartz is unable to discharge its obligations in a timely manner, Quartz may be forced to forfeit its interest in its mineral property interests.

Limited Assurance to Quartz’s Title to Mineral Property Interests. Although Quartz has done a review of titles to its mineral interests it has not obtained title insurance or any formal legal opinion with respect to its properties and there is no guarantee of title. The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Quartz’s mineral property interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt.

Quartz Has No History of Earnings and No Foreseeable Earnings. Quartz has no history of earnings and, due to the nature of its business; there can be no assurance that the Company will ever be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate paying dividends or being profitable in the foreseeable future.

Going Concern

Assumption. Quartz’s consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis however unless additional funding is obtained this assumption will have to change. The Company has incurred losses since inception (deficit at July 31, 2002, is $19.9 million), which casts substantial doubt on the ability of the Company to continue as a going concern.

General Mining Risks. If Quartz should ever determine ore exists on one of its properties, then it notes that the mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by the Company. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices, in particular gold and silver prices, have fluctuated widely in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company. These other factors include government regulations relating to price, royalties, and allowable production and importing and exporting of minerals. The operations of Quartz may require licences and permits from various governmental authorities. There can be no assurances that Quartz will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and operations at its projects. The mineral industry is intensely competitive in all its phases. Quartz competes with many companies possessing far greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Company’s Share Price is Volatile. The market price of a publicly traded stock, especially a junior resource issuer like Quartz, is affected by many variables not directly related to the exploration success of Quartz, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange suggests that Quartz’s shares will continue to be volatile.

Quartz’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. All of the directors and officers of Quartz serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Quartz. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to Quartz and their duties to the other companies on whose boards they serve, the directors and officers of Quartz expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of Quartz and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Foreign Jurisdiction Risks. Quartz’s activities could be subject not only to risks common to operations in the mining industry, but as well the political and economic uncertainties of operating in a foreign jurisdiction. All laws may result in risk such as possible misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a sovereignty over mining, any or all of which could have an adverse impact upon the Company. Quartz’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation. Quartz’s operations and exploration activities are subject to federal and state laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive.

Likely PFIC Status Has Consequences for U.S. Investors. Potential investors who are U.S. taxpayers should be aware that Quartz expects to be classified for U.S. tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior and may also be a PFIC in subsequent years. If Quartz is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not Quartz distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See also Item 10E – Passive Foreign Investment Company.

Shares of the Company may be Affected Adversely by Penny Stock Rules. Quartz’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult to trade on the open market. Quartz’s common shares currently trade on the TSX Venture Exchange. For further details on the market performance of Quartz’s common stock, see “Item 9 The Offer and Listing.” Although Quartz’s common stock trades on the TSX Venture Exchange or “TSX Venture”, Quartz’s stock may be subject to U.S. “penny stock” rules. A “penny stock” is defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than $5.00 per share. However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i) the equity security is listed on Nasdaq or a national securities exchange;

(ii) the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

(iii)

the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least $2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in Quartz’s common stock is currently subject to Rule 15g -9 of the Exchange Act, which relates to non-Nasdaq and non-exchange listed securities. Under this rule, broker/dealers who recommend Quartz’s securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

Penny stock regulations will tend to reduce market liquidity of Quartz’s common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market. The low price of Quartz’s common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of Quartz’s common stock also limits Quartz’s ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Quartz’s shareholders pay transaction costs that are a higher percentage of their total share value than if Quartz’s share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of Quartz’s common shares. Quartz can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to “penny stock” rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

Potential Equity Dilution and End of Lock-ups. A summary of Quartz’s diluted share capital is as follows:

At July 31, 2002, the Company has no outstanding stock options and has 260,000 warrants exercisable at a price of Cdn.$0.10 until June 19, 2003. Subsequent to July 31, 2002, there are an additional 711,111 warrants exercisable at a price of Cdn$0.15 until November 13, 2004. Although these shares are not in-the-money at July 31, 2002, they could be exercised in the future which will likely act as an upside damper on the trading range of the Company’s shares. As a consequence of the passage of time since the date of their original sale and issuance, almost no shares of the Company remain subject to any hold period restrictions in Canada or the United States as of July 31, 2002. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for the Company’s shares. Dilutive securities represent approximately 3.03% of the Company’s currently issued shares.

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

1.     The legal name of the Company, which is the subject of this 20-F is “Quartz Mountain Resources Ltd.”.

2.     Quartz Mountain Resources Ltd. was incorporated on August 3, 1982, in British Columbia, Canada. The Company was originally incorporated as Wavecrest Resources Ltd., but changed its name to Quartz Mountain Resources Ltd. on June 18, 1986. On November 5, 1997, the name of the Company was changed from Quartz Mountain Gold Corp. to Quartz Mountain Resources Ltd. and the shares were consolidated on a reverse ten old for one new share basis.

3.     The Company’s business office is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6; telephone (604) 684-6365. Quartz Mountain Resources Ltd. was incorporated under and continues to subsist under the laws of the Province of British Columbia. The Company’s registered office is Suite, Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7 (604) 689-9111.

Unless the context requires otherwise, references to the “Company” or “Quartz” includes its subsidiaries. The Company’s common shares were quoted on the United States NASDAQ Small-Cap Issuers Market until May 12, 1994. The Company no longer meets the minimum listing requirements for this market. The Company’s common shares were listed on The Toronto Stock Exchange, until suspended from trading on November 10, 1994, in view of the Company’s financial condition, which no longer meets the minimum listing requirements for listing on The Toronto Stock Exchange. Prior to November 15, 1989, the shares were also listed on the Vancouver Stock Exchange. The Company voluntarily removed its share listing from the Vancouver Stock Exchange (now the TSX Venture Exchange) at that time. The Company then traded in Canada on the Canadian Unlisted market. In October 2000 the Canadian Unlisted market was amalgamated into the TSX Venture Exchange. Currently, the Company’s shares trade on Tier 3 on the TSX Venture Exchange under the symbol YQZT.V and over the counter market and on the Other OTC in the United States under the symbol QZMRF.

The Company conducts its business affairs through its wholly-owned subsidiaries: - Quartz Mountain Gold Inc., a Nevada corporation, and the latter company’s wholly-owned subsidiary Wavecrest Resources Inc., a Delaware corporation. The Company maintains its principal executive offices at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. Telephone (604) 684-6365. All references to dollars or ($) are in U.S. dollars unless otherwise specified.

Quartz is engaged in the acquisition, exploration, and, if warranted, development of mineral properties, with a principal concentration on gold and silver. In the first three years of its existence the Company was active in the exploration of small gold and silver prospects in Canada but none of these prospects warranted further development. In 1986 the Company acquired the Quartz Mountain gold property located in south central Oregon and until January 2002 most of Quartz’s effort was expended on the exploration and maintenance of these claims. Interests in this property and other properties were acquired by direct purchase, lease, and option or through joint ventures. Currently, most of the Quartz’s assets are located in Canada, since the disposition of the Quartz Mountain property in Oregon in fiscal year ended July 31, 2002.

B. Business Overview

1 . Quartz’s Business Strategy and Principal Activities

Quartz is a junior resource exploration issuer, which is in the business of acquiring interests in (usually by option) and the exploration of these mineral property interests. During the year ended July 31, 2002, Quartz sold its 100% interest in the Quartz Mountain Gold Property (the “Property”), Lake County, Oregon to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively “Seabridge”) (see Seabridge news release dated December 18, 2001).

At closing, Seabridge issued Quartz i) 300,000 Seabridge common shares; ii) 200,000 Seabridge common share purchase warrants, exercisable by Quartz at C$0.90 per share for two years; iii) and the Company received US$100,000; and iv) will receive a 1% Net Smelter Return royalty from any future production on the Property. This transaction marks the second step in the restructuring and reactivation of the Company and has been approved by consent of the majority of Quartz shareholders.

During fiscal 2002 Quartz sold the 300,000 common shares of Seabridge that it received in the disposition of its interest in the Quartz Mountain property in Oregon. Quartz also exercised the 200,000 common share purchase warrants to acquire 200,000 common shares that it received pursuant to the transaction, and sold the common shares. Quartz received $613,812 in proceeds from the sale of 500,000 Seabridge common shares.

Quartz does not expect to generate any royalty revenue from operations for several years from the Property (1% NSR), and it is not known at this time if or when any mining would commence on this Property by its current owners. Currently, the size of the Property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims. Seabridge will be responsible for all costs relating to the Property and Quartz’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Property.

In fiscal 2002, Quartz entered into an option to acquire 100% of the Newton Hill property, consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia. To earn an interest in the property, Quartz must issue an aggregate of 100,000 common shares (25,000 issued) every six months. The acquisition is also subject to a net smelter returns royalty of 2% and has a current acquisition cost of $1,271. This agreement is not attached to this Form 20-F as the Company does not deem the option agreement to be material to the Company.

Subsequent to the year ended July 31, 2002, Quartz entered into an Option Agreement to acquire a 100% interest in the Ample-Goldman Mineral Claims located in the Lillooet Mining Division, British Columbia. Quartz paid the optionors Cdn$10,000 at the time of signing and will issue 25,000 common shares on the date of regulatory approval, and every three months thereafter for a perio d of three years, at the discretion of the Company. Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date. A Cdn$100,000 work program within 24 months is also required. This agreement is not attached to this Form 20-F as the Company does not deem the option agreement to be material to the Company.

Until its disposition in fiscal 2002, the Property was the property which Quartz had explored, optioned and held since 1986. The area held by Quartz until its disposition consisted of approximately 1,000 acres comprising approximately 67 unpatented claims located in south central Oregon, 33 miles west of the town of Lakeview and 22 miles north of the California border. The property contained the primary Crone Hill and Quartz Butte deposits and additional high-grade feeder zone targets under Quartz Butte and Crone Hill. Anaconda Minerals Company (“Anaconda”) owned an interest in the property which was purchased by Diamond Head Mines Ltd., a former subsidiary of the Company, and originally made the discovery at Crone Hill but in 1985 decided to disband all of its non-coal exploration operations. Anaconda’s drilling outlined an epithermal gold deposit geologically similar to many in the Basin and Range topographic province of the western United States.

The Company’s exploration work started on the Crone Hill and Quartz Butte deposits in June 1986. During 1986, a drilling program of 130 rotary and core holes was completed and bulk metallurgical samples for laboratory and column leach tests were collected from surface trenches and core holes. Geological mapping and sampling of additional exploration targets on the property was also performed. A winter drilling campaign was conducted during January and February 1987, and an extensive summer program focusing on Crone Hill, Quartz Butte and Angels Camp resulted in a total of 460 drill holes and 171,537 feet of drilling for the 1987 calendar year. The Crone Hill and Quartz Butte deposits were drilled to 100-foot spacing and an initial scoping review was completed at that time. The Company used this study for the introduction of the Property to joint venture partners at the time, which included Pegasus Gold Corporation.

Exploration on the property continued under the direction of Pegasus Gold Corporation, a subsidiary of Pegasus Gold Inc. (“Pegasus”) from 1989 to 1984. On August 21, 1995, the Company entered into a Letter Agreement with Newmont Exploration Limited (“Newmont”), for the exploration and, if warranted, subsequent development and mining of the Property. The agreement granted Newmont the right, on or before December 31, 1995, to access the Property to conduct environmental evaluations, to conduct a title review and to expend a minimum of $75,000 to drill no more than two core holes and to perform metallurgical test work. The Company received $25,000 as the first payment in a staged acquisition and work program. Newmont elected to proceed with exploration before December 31, 1995, and the Company and Newmont formed a venture agreement whereby Newmont was to make additional cash payments totalling $450,000 to the Company over five years, complete a feasibility study before the sixth anniversary of the effective date of the venture agreement and complete a minimum of $2,000,000 in exploration expenditures on the Property on or before the 5th anniversary of the effective date of the venture agreement. The initial participating interests of the participants in the venture were 80% for Newmont and 20% for the Company. The Company had a one-time irrevocable election, within 45 days after delivery of a feasibility study to convert its 20% undivided interest in the Property to a 4% net smelter returns royalty on the land held by the Company as part of the letter agreement and a 2% net smelter returns royalty on any unpatented mining claims located by Newmont in a specified area of interest. Effective November 3, 1996, the Exploration Development and Mining Operations Agreement between Newmont and the Company, dated December 31, 1995, was terminated.

Quartz’s properties are without a known body of commercial ore, and Quartz’s activities on such properties to date have been early stage exploratory in nature.

Quartz does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

C. Organizational Structure

The Company conducts its business affairs through its wholly-owned subsidiaries: - Quartz Mountain Gold Inc., a Nevada corporation, and the latter company’s wholly-owned subsidiary Wavecrest Resources Inc., a Delaware corporation.

D. Property, Plants and Equipment

The mineral properties have no mining, plant or equipment located thereon.

E. Glossary of Mining Terms

In this Form 20 F, the following terms have the meanings set forth herein:

1. Geological Terms

Alteration - Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.

Bedrock - Solid rock exposed at the surface of the earth, or overlain by surficial deposits. Breccia - Rock made up of angular fragments. Contact – The place or surface where two different kinds of rocks come together.

Deposit – A natural occurrence of a useful mineral or ore in sufficient extent and degree of concentrating to invite exploitation.

Disseminated – Fine particles of mineral dispersed through the enclosing rock.

Fault - A fracture in a rock along which there has been relative movement either vertically or horizontally.

Feasibility study - Engineering study to determine if a mineral property can be developed at a profit, and the methods to develop it.

Geological mapping – Surveys defining the surface distribution of rock varieties, age relationships and structural features.

Grade - The quality of an ore; in effect, the metal content. Hectare - A square of 100 metres on each side. Intrusive - Said of an igneous rock, which invades older rocks. Lode - See vein.

Mineralization - The concentration of metals and their chemical compounds within a body of rock.

Outcrop - An exposure of bedrock at the surface.

Pyrite - Iron sulfide (FeS2).

Replacement mineralization – Mineral deposit formed by replacement of previous rock. Rhyolite - A siliceous volcanic rock with a high potassium in feldspar component. Siliceous - Said of a rock rich in silica.

Sulfide - A group of minerals in which one or more metals are found in combination with sulfur.

Vein - A tabular or sheet-like body of minerals, which has been intruded into a joint fissure, or system of fissures, in rocks.

2. Mineral Symbols

The following mineral symbols may be used in the following technical discussion.

Au – gold	O – oxygen
Ag – silver	Pd – palladium
Cu – copper	Pt – platinum
Fe – iron	Pb – lead
Na – sodium	S – sulphur
Ni - nickel	Zn - zinc

F. Currency and Measurement

All currency amounts in this Registration Statement are stated in United States dollars unless otherwise indicated. (see Item 3A for exchange rate information).

The following measurements may be used.

Ton Imperial measure equal to 2,000 pounds.

Tonne Metric measure of mass equal to 1,000 kilograms or 2,204.6 pounds.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units

Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

G. Further Particulars of Quartz’s Properties

Quartz is presently in the exploration stage without any assurance that a commercially viable ore deposit (a reserve) exists in Quartz’s properties until further geological work is done and a comprehensive economic feasibility study is conducted.

THE QUARTZ MOUNTAIN PROPERTY

The Quartz Mountain Property, located in Lake County in south central Oregon, 33 miles west of Lakeview, the county seat, and 22 miles north of the California-Oregon border, was the sole exploration property held by Quartz from its acquisition in 1986 until its disposition in fiscal 2002. Access to the property is via Highway 140, which cuts across the southwestern part of the Property. Logging roads that originate at Highway 140 provide access to the interior of the project site. Pacific Power has two transmission lines running along Highway 140 and a substation could be installed close to the Property. Adequate supplies of water are available at the Property.

The Property is situated on several hills of moderate relief, at an average elevation of 6,000 feet and is largely covered by an open forest of pine and fir trees.

Crone Hill and Quartz Butte, on the western half of the claims, were the focal point of the Company’s interest and the site of the majority of the exploration and development work. Other areas of interest were the defined or inferred high-grade feeder zones underneath Crone Hill and Quartz Butte.

Property Ownership

In March 1986, the Company acquired a 62% interest in the Property. In June 1986, the Company acquired the remaining interest in the Property from Exvenco. Additional claims were staked since.

The Company sold its interest in 67 unpatented lode claims. There are no underlying royalties on the unpatented claims where mineralization has been identified, except a 1% Net Smelter Return royalty (“NSR”) from any future production on the property that Quartz now has as part of the disposition of the property in fiscal 2002. The NSR has no current value as there is no mineral production at this time and it is not known if or when any mineral production will commence. As this property was the sole asset of Quartz for many years, a short history of the property and its subsequent disposition are described below.

Geology

The Property is a volcanic-hosted, hot spring mineral deposit system. Gold mineralization occurs extensively within Late Miocene, endogenous, rhyolite porphyry domes and adjacent basalt flows, tuffs and volcaniclastic country rocks. Disseminated, micron-size, native gold mineralization at the Property accompanies pervasive silica flooding and quartz veining and is associated with pyrite, marcasite, and stibnite or their oxidized equivalents. The zones measure up to 300 feet in thickness and 3,000 feet in diameter on Crone Hill and up to 150 feet in thickness and 1,000 feet in diameter on Quartz Butte. Gold occurs in: 1) hot-spring sinter vent breccias; 2) quartz vein swarms, stockworks, and silicified hydrothermal breccias within silicic vents and along intrusive and stratigraphic contacts; 3) stratabound zones of replacement mineralization occupying select lapilli tuff and basaltic agglomerate horizons; and 4) high grade, variably altered, braided and silicified feeder vein networks beneath the disseminated deposits. The primary control on mineralization is the intersection of northwest and northeast trending faults with porous stratigraphic horizons and intrusive contact breccias.

Historical Activity

The earliest recorded exploration activity in the Quartz Mountain district occurred between 1936 and 1940. In 1949, gold was reportedly being recovered in small amounts from Crone Hill. In 1957, cinnabar occurrences in the Quartz Mountain district were staked. In 1980, some claims were relocated on Crone Hill and Exploration Ventures Company (“Exvenco”) of Spokane, Washington acquired a lease-option in 1981. In December 1982, Anaconda Minerals Company (“Anaconda”) entered into a joint venture partnership with Exvenco and subsequently enlarged the claim block.

Anaconda geologists carried out an exploration program on the Property, which included 33 drill holes, mainly on Crone Hill. In the spring of 1985, ARCO, the parent company of Anaconda, decided to disband their non-coal exploration group and placed the Property, along with all other properties, up for sale.

After acquiring the Property in March 1986, the Company’s exploration work began on the Crone Hill and Quartz Butte deposits in June 1986. During 1986, a drilling program of 130 rotary and core holes, totalling 49,886 feet was completed and bulk metallurgical samples for laboratory and column leach test were collected from surface trenches and core holes. Geological mapping and sampling of additional exploration targets on the property was also performed. A winter drilling campaign was conducted during January and February 1987, and an extensive summer program focusing on Crone Hill, Quartz Butte and Angels Camp resulted in a total of 460 drill holes and 171,537 feet of drilling for the 1987 calendar year. In 1988, the Crone Hill and Quartz Butte deposits were drilled off on at least 100-foot centres. There were 100 drill holes (including 47 large diameter metallurgical drill core holes) completed on Crone Hill, Quartz Butte, Angel East and Drews Dome for a total of 34,778 feet. The property was optioned to two different mining companies during two different periods since 1989, and after additional work on the Property by the two optionors, the Property was returned to the Company.

The first optionor’s work program focused on an integrated, in-house feasibility study of the oxide and sulphide resources in the two deposits. The study re -evaluated the economics of the oxide resource to develop an economic treatment process for the sulphide-hosted gold resource. The optionor reported that the property contains a mineral inventory of approximately 50 million tons at an average grade of 0.030 ounces of gold per ton. Sulphide test work included an evaluation of bacterial heap leaching. The work program confirmed the results of earlier drilling by the Company. During the 1990 and 1991 field season, 4,600 feet of reverse circulation and diamond core drilling were completed for metallurgical testing of sulphide ores. During the same period, approximately 20,000 feet of reverse circulation drilling was completed in the Crone Hill and Quartz Butte areas.

During the 1992 and 1993 fiscal years, there were no funds expended on the Property by the Company.

During the 1994 field season, reclamation was completed on the site totalling $382,781. On December 15, 1994, the first optionor and the Company terminated their joint venture agreement. Pegasus has returned all interest in the Property to the Company and all indebtedness of the Company and accrued interest was forgiven. As a result of the termination of the Joint Venture Agreement the Company once again retained a 100% interest in the Property.

Quartz reduced the claim block to 67 unpatented claims essential to the core property. The number of claims was reduced to decrease the annual carrying costs related to the Property. The Company expended $5,000 on the Property in each of the 1994 and 1995 fiscal years for leased land payments.

Quartz assessed the recoverability of all capitalized exploration and development of the Property and between 1993 and 1997 the carrying cost of the property was written down to a carrying value of $1.

During late 1995 and in 1996, exploration work on the Property continued under the direction of a new optionor on the Property. They staked and located 107 Pole claims and 27 High claims within the area of interest in the Agreement. During July and August 1996, twelve reverse-circulation and core holes totalling 6,878 feet were completed. Six holes were sited at Quartz Butte, one south of Quartz Butte, one at North Butte, one at Angel Camp, and three at Angel Peak. At Angel Camp, six trenches with an aggregate length of 1,105 feet were excavated to bedrock. In October 1996, this surface disturbance was reclaimed to US Forest Service and Oregon DOGAMI standards. Quartz made the annual US Bureau of Land Management payments on the 67 core claims after the second optionor returned the property to it until the disposition of the property in fiscal 2002.

During the year ended July 31, 2002, Quartz sold its 100% interest in the Quartz Mountain Gold Property, Lake County, Oregon to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively “Seabridge”).

At closing, Seabridge issued Quartz i) 300,000 Seabridge common shares; ii) 200,000 Seabridge common share purchase warrants, exercisable by Quartz at C$0.90 per share for two years; iii) and the Company received US$100,000; and iv) will receive a 1% Net Smelter Return royalty from any future production on the property. This transaction marks the second step in the restructuring and reactivation of the Company and has been approved by consent of the majority of Quartz shareholders.

During fiscal 2002 Quartz sold the 300,000 common shares of Seabridge that it received in the disposition of its interest in the Quartz Mountain property in Oregon. Quartz also exercised the 200,000 common share purchase warrants to acquire 200,000 common shares that it received pursuant to the transaction, and sold the common shares. Quartz received Cdn$613,261 in net proceeds.

Quartz does not expect to generate any royalty revenue from the Property in the foreseeable future, and it is not known at this time if or when any mining would commence on this property by its current owners. Currently, the size of the Property is limited to 67 unpatented mining claims essential to the Property and leased land contiguous to these claims. Seabridge will be responsible for all costs relating to the Property and Quartz’s interest in the Property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Property.

In fiscal 2002, Quartz entered into an option to acquire 100% of the Newton Hill property, consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia. To earn an interest in the property, Quartz must issue an aggregate of 100,000 common shares (25,000 issued) every six months. The acquisition is also subject to a net smelter returns royalty of 2% and has a current acquisition cost of $1,271.

Subsequent to the year ended July 31, 2002, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldman Mineral Claims located in the Lillooet Mining Division, British Columbia. Quartz paid the optionors Cdn$10,000 at the time of signing and will issue 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years, at the discretion of the Company. Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date. A Cdn$100,000 work program within 24 months is also required.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Quartz for the years ended July 31, 2002 and 2001, and related notes thereto. Quartz’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. There are no material differences, for the purposes of the financial statements, between accounting principles generally accepted in Canada and the United States.

A. Operating Results Overview Results of Operations

Years ended July 31, 2002 and July 31, 2001

The principal factors contributing to the difference between the earnings of $459,843 for the year ended July 31, 2002, and the loss of $51,651 for the year ended July 31, 2001, include:

A decrease in corporate, general and administrative expenditures from $51,654 in fiscal 2001 to $40,958 in fiscal 2002, primarily due to a decrease in administrative costs,

  A gain on disposal of $195,505 of the Property in Oregon, and
  A gain on disposal of investment in Seabridge shares of $302,942.

Years ended July 31, 2001 and July 31, 2000

Significant factors contributing to the differences between the loss for the year ended July 31, 2001, of $51,651 and the loss of $25,837 for the year ended July 31, 2000, are:

  Operating expenses, which utilized cash of $44,954; as compared to $19,162 in the year ended July 31, 2000, and
  US Bureau of Land Management fees of $6,700.

Years ended July 31, 2000 and July 31, 1999

Significant factors contributing to the differences between the loss for the year ended July 31, 2000, of $25,837 and the loss of $53,013 for the year ended July 31, 1999, are:

  Operating expenses, which utilized cash of $19,137; as compared to $46,313 in the year ended July 31, 1999, and
  US Bureau of Land Management fees of $6,700.

B. Liquidity and Capital Resources

At July 31, 2002, Quartz’s cash equivalents amounted to $474,187, an increase of $463,397 from the prior year-end. The major contributors to the change in net cash position during the year ended July 31, 2002, were:

  Operating expenses, which provided cash of $64,948; and
  Cash of $613,812 received on the sale of the Quartz Mountain property in Oregon and the subsequent sale of the Seabridge shares and warrants received on the sale. Cash of $115,412 was utilized to exercise the warrants to receive common shares which were then sold.

In fiscal 2002, Quartz entered into an option to acquire 100% of the Newton Hill property, consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia. To earn an interest in the property, Quartz must issue an aggregate of 100,000 common shares (25,000 issued) every six months. The acquisition is also subject to a net smelter returns royalty of 2% and has a current acquisition cost of $1,271.

Subsequent to the year ended July 31, 2002, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldman Mineral Claims located in the Lillooet Mining Division, British Columbia. Quartz paid the optionors Cdn$10,000 at the time of signing and will issue 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years, at the discretion of the Company. Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date. A Cdn$100,000 work program within 24 months is also required.

Subsequent to July 31, 2002, Quartz also entered into a non-brokered private placement of 711,111 units at Cdn$0.1125 per unit with Hunter Dickinson Inc., a private company which provides management services. See Item 7(B). Each unit will consist of one common share and one share purchase warrant, one warrant entitling the holder to purchase one common share of Quartz at Cdn$0.15 per share during the 24 months subsequent to closing of the placement. At July 31, 2002, share subscriptions were outstanding of Cdn$7,929 relating to a previous private placement.

The Company currently has sufficient working capital to fund administrative costs for the next twelve months along with the limited exploration programs on the mineral properties that it has acquired in British Columbia. Additional working capital will be required to fund any major exploration undertaken on its current exploration properties. Quartz does not have the funding at this time to acquire a major acquisition, but has adequate funding to maintain its existing properties in good standing. Quartz does not expect to generate revenue from operations for several years on its mineral property interests and it is not known at this time if or when mining will commence. The mineral property interests are in the exploration stages and the Company does not have sufficient capital to fully explore, and if warranted, develop any of its mineral holdings.

The mining industry is capital intensive and there can be no certainty that Quartz’s existing cash balances or the proceeds from the sale of its common shares will provide sufficient funds for all of the cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties. There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

At this time, the Company does not have any banking commitments or lines of credit, which could provide additional working capital. Any new acquisition must rely on new sources of financing such as the sale of common shares which will provide working capital.

Quartz concentrated on reducing the level of its general and administrative expenses in 2002. The largest expenditure for 2002 were administration costs, legal fees, audit fees and transfer agent fees. Quartz continues to review mineral properties to determine whether there are any properties of merit that could be financed by the Company and Quartz should be able to continue to maintain this level of reduced administrative overhead in the next year by sharing office space and management with other companies.

The Company is in the exploration and development stage and has not earned any revenue from mining operations and no revenue will be generated in the foreseeable future.

Financial Instruments

Quartz holds its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of Quartz’s current expenditures are invested in government of Canada or like debt obligations and other short term near cash investments pending the requirement for the funds.

Quartz does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds.

Quartz estimates that the cost of maintaining its corporate administrative activities is approximately $100,000 per year, if the Company does not commence any exploration programs on any property that it has acquired. This is an estimated minimum annual cost to maintain the Company. Any exploration program would require funds above the minimum administration costs which include legal, audit, filing, and transfer agent fees.

C. Research Expenditures

Quartz is a resource exp enditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D. Trend Information

Metals price trends are not considered pertinent to a company such as Quartz which is in the early exploration stage.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, positions, offices with the Company, business experience, and periods of service of all directors and executive officers are stated below. At the fiscal year end, there were three directors of the Company.

Name, Position and	Period a Director of	Shares Beneficially Owned or Controlled at July 31,
Place of Residence	the Issuer	2002, and Percentage of Class(1)
David S. Jennings (1)	Director since August	4,045,292 (47.05%)
Bowen Island, British Columbia	1, 1986

Rene G. Carrier	Director since	Nil
Vancouver, British Columbia	January 19, 2000

Shannon M. Ross	Director since	103,353 (2) (1.20%)
Burnaby, British Columbia	January 31, 1997

(1)    The number of shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by CIBC Mellon Trust Company, the registrar and transfer agent of Quartz, and by the nominees themselves.

(2)    These shares are registered in the name of Mr. Jennings and held in trust for Ms. Ross.

Directors are elected to serve until the next annual meeting of shareholders. Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

There are no family relationships between any director, executive officer or any nominee to be a director or executive officer.

Business Experience As Directors And Officers

Mr. Jennings is an economic geologist and executive and holds a Bachelor of Science degree (Hons. Geology) from Lehigh University and a Doctorate in Geology Degree from McMaster University. Mr. Jennings is, or was within the past years, an officer and/or director of the following public companies: Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd., Director (July 1991 to present), President (July 1991 to September 2000), Chief Financial Officer (June 1996 to December 1997); Great Basin Gold Ltd., Director (June 2001 to present); Quartz Mountain Resources Ltd., President, Chief Executive Officer (May 1988 to present), Director (August 1986 to present); B.A.S.M. Resources Corp., Director (June 1994 to January 16, 1998); Cornucopia Resources Ltd., Vice-President Exploration (September 1991 to March 1996), Director (June 1986 to January 1999); Misty Mountain Gold Limited, Director (June 1998 to February 2001); Taseko Mines Limited, Director (November 4, 1998 to February 2001); and Zim-Gold Resources Ltd., Director (April 1995 to January 16, 1998).

Shannon M. Ross, a Chartered Accountant, has been Vice President, Corporate Affairs of the Company since February 1990. She is also Secretary to the Company. From July 1, 1996, to January 1999 she was the Controller of Hunter Dickinson Inc. She was also Controller of Dia Met Minerals Ltd., from January 1999 to July 1999, and was Corporate Secretary for Dia Met from March 1999 to July 1999. She has been Chief Financial Officer of Northern Orion Explorations Ltd. since June 2001. Since January 2000 she has been Chief Financial Officer and Secretary for Sultan Minerals Inc., Valerie Gold Resources Ltd., Emgold Mining Corporation and Cream Minerals Ltd. She is also the Chief Financial Officer for Northern Orion Explorations Ltd.

Rene G. Carrier, a business executive, has been a director of the Company since January 2000. He has been President of Euro-American Capital Corporation, which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is a director of several public companies including Chartwell Technology Inc., and Rockwell Ventures Inc.

B. Compensation

During fiscal 2002, there were two executive officers of the Company, David S. Jennings and Shannon M. Ross. There was no cash compensation paid for services in all capacities to the Company during the year ended July 31, 2002.

Directors of the Company do not receive any fee or other compensation for attending meetings of the Board of Directors. The Directors may however be reimbursed for actual expenses incurred in connection with attending such meetings. Directors are eligible to receive options to purchase common shares of the Company (see Item 6 -“Directors, Senior Management and Employees”).

Quartz has not set aside or accrued any funds during the last fiscal year to provide pension, retirement or similar benefits for any directors, officers or employees. Quartz has instituted no pension or retirement benefits and none are proposed at this time.

Quartz does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. However, the Company did grant stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of Quartz and to closely align the personal interests of such persons to that of the shareholders.

Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

Name and Principal Position

David S. Jennings, President and Director Shannon M. Ross Vice President, Secretary and Director

	Annual Compensation			Long Term Compensation

				Awards		Payouts
				Securities	Restricted
				Under	Shares or		All other
				Option/	Restricted	LTIP	Compen-
	Salary		Bonus	SAR's	Share	Payouts	sation
Year			Other	granted	Units
Annual Compensation

	($)	($)	($)	(#)	($)	($)	($)

2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Quartz does not have a long-term incentive plan pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid.

There were no options granted during the most recently completed financial year.

The Named Executive Officers did not exercise any options during the most recently completed financial year.

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in Quartz’s most recently completed or current fin ancial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

C. Board Practices

All directors were re-elected at the January 28, 2002, annual general meeting and have a term of office expiring at the next annual general meeting of Quartz to be held on January 30, 2003. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Quartz does not have an Executive Committee of its directors. Quartz is required to have an Audit Committee and the current members of that committee are David S. Jennings, Shannon M. Ross and Rene G. Carrier. The audit committee is elected annually by the directors of Quartz at the first meeting of the board held after Quartz’s annual general meeting. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. Quartz has no remuneration committee.

D. Employees

At July 31, 2002, Quartz had no employees and contracts staff on an as need basis. The directors of Quartz primarily administer quartz’s functions through the employees of Hunter Dickinson Inc., a private company, and.

E. Share Ownership

(a) Share Ownership

At December 31, 2002 directors and officers of Quartz held an aggregate of 4,148,645 shares (44.57% of the then issued and outstanding shares). See Item 6(A) above. There are not stock options granted to directors and officers of Quartz.

(b) Share Purchase Plan and Share Option Plan

On December 10, 1987, the shareholders of Quartz approved the adoption of a Stock Incentive Plan which was subsequently approved by the Vancouver and Toronto Stock Exchanges. At the January 31, 1989, annual general meeting, certain amendments to the Stock Incentive Plan were approved by the shareholders. The Stock Incentive Plan consists of a Share Purchase Plan, a Share Option Plan and a Share Bonus Plan for directors, executive officers and employees of the Company. The purpose of the Stock Incentive Plan is to encourage equity participation by directors, executive officers and employees of the Company through acquisition of Common Shares.

Subject to certain limits stated in the Share Option Plan and the Share Bonus Plan, the number of Common Shares available for the Share Purchase Plan, the Share Option Plan and the Share Bonus Plan, individually and collectively, will be determined from time to time by the Board of Directors, but the aggregate maximum number of

Common Shares which may at any time reserve for issuance under the Stock Incentive Plan, as a whole, will not exceed 10% of the issued and outstanding Common Shares of Quartz at such time.

The Board of Directors of Quartz administers the Stock Incentive Plan. The Board of Directors has the right to amend, modify or terminate the Stock Incentive Plan, in whole or in part, at any time if and when it is advisable in the absolute discretion of the Board of Directors. However, any amendment of the Stock Incentive Plan which would materially modify the requirements as to eligibility for participation in any plan comprising the Stock Incentive Plan or would materially change the number or value of Common Shares that may be granted under the Share Option Plan will be effective only upon the approval of the shareholders of Quartz, and any amendment to the Stock Incentive Plan will require any necessary approval of any regulatory body having jurisdiction over the securities of Quartz.

It is presently contemplated that future stock options will be granted pursuant to the Share Option Plan. There are no immediate plans to implement the Share Purchase Plan.

i) Share Purchase Plan

Participants in the Share Purchase Plan are to be full-time employees of Quartz who have completed at least one year (or less, at the Option of the Board of Directors of the Company) of continuous service and who have been designated by the Board of Directors of the Company as participants in the Share Purchase Plan.

An employee may contribute up to 10 per cent of his annual basic salary to the Share Purchase Plan. Quartz makes contributions based on a portion of the employee’s contribution on a quarterly basis. During the first year of the employee's participation, Quartz’s contribution will equal one-sixth of the participation and thereafter will increase to one-third of the participant’s contribution.

At the end of each calendar quarter each participant will then be issued Common Shares of Quartz having a value equal to the amount contributed to the date by the participant and Quartz will be held in safekeeping and delivered to the participant six months after issue.

If, prior to the delivery of such Common Shares, the participant’s employment is terminated other than due to death, disability or normal retirement (in which cases the Common Shares will be delivered), such Common Shares will be purchased for cancellation or sold at market and the participant will receive, without interest, an amount equal in value to the lesser of (i) his contribution and (ii) a portion of the proceeds of any sale of such shares equal to six-sevenths of the proceeds if the shares were issued during the first year of participation, or three-quarters of the proceeds if the shares were issued thereafter. Any portion of a participant’s contribution then held in trust for a participant will be returned to him or his estate, as the case may be, in the event of his termination of employment, for any reason.

During the year ended July 31, 2002, no executive officers or directors were participants in the Share Purchase Plan.

ii) Share Option Plan

The Share Option Plan authorizes the grant of options to acquire up to 200,000 Common Shares, subject to adjustment in the event of a subdivision or consolidation of the Common Shares, a reorganization of the Company or certain other events affecting the Common Shares. Options granted pursuant to the Share Option Plan are to be either options intended to qualify under Section 422 of the United States Internal Revenue Code of 1986 (the “Code”) or options designated by the Company that do not so qualify.

Participants in the Share Option Plan may be directors of the Registrant or its subsidiaries, or full-time or part-time employees of the Company who, by the nature of their jobs, are, in the opinion of the Board of Directors of the Company, in a position to contribute to the success of Quartz or who, by virtue of their length of service to the Company are, in the opinion of the Board of Directors, worthy of special recognition.

In determining the number of optioned Common Shares that may be granted to each participant pursuant to an option, consideration is given to the participant’s present and potential contribution to the success of Quartz, the prevailing policies of the stock exchange on which the Common Shares are then listed, and the relevant provisions of the Code, if applicable. The date of grant, the number of Common Shares, the exercise price per Common Share and certain other terms of options are determined by the Board of Directors of the Company. The exercise price will not be less than the fair market value per Common Share on the date of grant, except as permitted by the rules and policies of the stock exchange on which the Common Shares are then listed in the case of options which are not intended to qualify as “incentive stock options” within the meaning of the Code. In order to ensure that Quartz will receive the benefits intended from the grant of options, no option is exercisable until it has vested. The Board of Directors specifies the vesting schedule for each option at the time of grant of the option. A participant may be granted only one option at any one time, whether granted under or outside the Share Option Plan.

An option is exercisable for any period specified by the Board of Directors up to a maximum of five years after the date of grant. Any Common Shares not purchased pursuant to an option prior to this participant’s termination of employment or directorship or death may be exercised, to the extent entitled, within 30 days after the termination of employment or directorship or within up to one year after death (as specified in his option agreement). An option is not transferable, except by will or the laws of descent and distribution.

No stock options were granted to or exercised by directors or executive officers during the year ended July 31, 2002.

iii) Share Bonus Plan

The Share Bonus Plan permits the Board of Directors to enter into agreements for the issuance of Common Shares of Quartz to full-time or seasonal full-time employees who have rendered meritorious service which contributed to its success. The Board of Directors shall determine in its sole and absolute discretion to enter into agreements with such full-time or seasonal full-time employees, on any terms and conditions, subject to any provisions and restrictions, and for such cash considerations, if any, as the Board may determine for the issuance of any number of Common Shares to any such employee. No shares can be issued pursuant to the Share Bonus Plan unless the employee has entered into such an agreement with the Board of Directors.

The maximum number of Common Shares that may be issued under the Share Bonus Plan, in any calendar year, may not exceed 0.5% of the total number of the Common Shares of the Company issued and outstanding on December 31 of the immediately preceding calendar year. Up to 30,000 Common Shares have been reserved for issuance under the Share Bonus Plan.

During the year ended July 31, 2002, no executive officers or directors were participants in the Share Bonus Plan.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Quartz’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Quartz does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Quartz is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2002, Quartz had authorized 60,000,000 common shares without par value of which 9,308,315 were issued and outstanding.

The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of December 14, 2002, by (i) each shareholder known to be the beneficial owner of more than 5% of the common stock and (ii) the officers and directors as a group indirectly, by any other corporation or by any foreign government.

		Percentage Beneficially
Identity of Person or Group	Shares	Owned of Class

David S. Jennings(1)
Bowen Island, British Columbia	4,148,645	44.57%

Hunter Dickinson Inc.(2)
Vancouver, British Columbia	711,111	7.64%

Tara Investments Ltd.(3)
West Vancouver, British Columbia	888,900	9.55%

Notes:

1.	Mr. Jennings is a director and officer of Quartz.
2.	Hunter Dickinson Inc. is a private company with a director and officer in common.
3.	Tara Investments Ltd. is a private company independent to the Company.

To its knowledge, Quartz is not owned or controlled, directly or indirectly, by any other corporation or foreign government, and there are no other arrangements which may, at a subsequent date, result in a change in control of the Company.

All other known shareholders with greater than 5% are brokerage clearinghouses.

As of December 2, 2002, directors and officers of Quartz as a group (three persons) owned or controlled an aggregate of 4,148,645 common shares (44.57%) of Quartz.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Quartz's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Quartz's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, P.O. Box 10142 Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia Canada V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of December 31, 2002, there were 1,703 registered shareholders of record holding a total of 9,308,315 common shares of Quartz. To the best of Quartz’s knowledge there were 95 registered shareholders of record with registered addresses in Canada, 1,595 shareholders of record with registered addresses in the United States and 13 shareholders of record with registered addresses in other countries holding approximately 7,574,110 (81.4%), 1,439,485 (15.5%) and 294,720 (3.10%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

B. Related Party Transactions

During the year ended July 31, 2002, the Company paid $11,004 (2001- $31,408, 2000 - $nil), to a private company, for rent and administrative services, of which two of the directors and officers of the Company are directors.

This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended July 31, 2002.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements”.

Legal Proceedings

Quartz is not involved in any litigation or legal proceedings and to Quartz’s knowledge; no material legal proceedings involving Quartz or its subsidiaries are to be initiated against Quartz.

Dividend Policy

Quartz has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Quartz are being retained for administration expenses and mineral property investigations.

B. Significant Changes

During the year ended July 31, 2002, Quartz entered into an agreement to sell its 100% interest in the Quartz Mountain Gold Property, Lake County, Oregon to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively “Seabridge”). See Item 4.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

1.	Trading Markets

		Period ended	High	Low
			(Cdn.$)	(Cdn.$)

2003	January 2003	To January 20, 2003	0.15	0.13
	December 2002		0.20	0.10
	November 2002		0.12	0.12
	First quarter	October 31, 2002	0.28	0.11

2002	Fourth quarter	July 31, 2002	0.20	0.10
	Third quarter	April 30, 2002	0.15	0.08
	Second quarter	January 31, 2002	0.10	0.04
	First quarter	October 31, 2001	0.10	0.06

		Period ended	High	Low
			(Cdn.$)	(Cdn.$)
2001	Fourth quarter	July 31, 2001	0.15	0.10
	Third quarter	April 30, 2001	0.22	0.10
	Second quarter	January 31, 2001	0.25	0.15
	First quarter	October 31, 2000	0.30	0.16

Quartz’s share trading information is also available through free Internet search services (e.g. –http://www.finance.yahoo.com, enter YQZT.V. The trading prices on the Other OTC market are similar to the Canadian prices allowing for a currency exchange factor. Trading on the Other OTC had a 52 week high to January 25, 2003, of US$0.15 and a 52 week low of US$0.03. The close price on January 20, 2003, was US$0.0842. The 52-week trading range ending on January 20, 2003, on the Canadian markets under the symbol YQZT.V on the TSX Venture Exchange range from $0.04 to $0.28.

B. Plan of Distribution

Not applicable (this is an Annual Report only).

C. Markets

The Common Shares are listed and traded in Canada on The Company now trades on Tier 3, under the symbol YQZT.V on the TSX Venture Exchange and the shares are quoted under the symbol QZMRF.PK on the Other OTC market in the United States.

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are no such limitations imposed by the Company’s Memorandum, Articles or contracts of which the management of the Company is aware.

D. Selling Shareholders

Not applicable (this is an Annual Report only)..

E. Dilution

Not applicable (this is an Annual Report only)..

F. Expenses of the Issue

Not applicable (this is an Annual Report only).

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Not applicable (this is an Annual Report only).

B. Memorandum and Articles of Association

This information has been previously disclosed in the Company’s Annual Report on Form 20F dated January 28, 2002.

C. Material Contracts

Quartz is not party to any material contracts.

D. Exchange Controls

Quartz is a Province of British Columbia, Canada corporation. There is no law or governmental decree o r regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Quartz on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident wh o proposes to acquire a controlling number of Quartz’s Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Quartz does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Quartz’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Quartz was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Quartz and the value of the assets of Quartz, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Quartz. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Quartz was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Quartz and the value of the assets of Quartz, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds Cdn$192 million. A non-Canadian would acquire control of Quartz for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Quartz unless it could be established that, on the acquisition, Quartz was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Quartz will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including:

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,
(b)	an acquisition of control of Quartz in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)	an acquisition of control of Quartz by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Quartz, through the ownership of the Common Shares, remained unchanged.

E. Taxation

1. Material Canadian Federal Income Tax Consequences for United States Residents

The following discussion summarizes the material Canadian federal income tax consequences which are generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Quartz, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

2. Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Quartz will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Quartz’s voting shares). Quartz will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

3. Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Quartz’s issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real propertysituated in Canada.

4. United States Tax Consequences

a.         United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Quartz. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences ” above). Accordingly, we urge holders and prospective holders of common shares of Quartz should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Quartz, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

b.         U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Quartz who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Quartz. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

c.        Distribution on Common Shares of Quartz

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Quartz are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Quartz has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Quartz, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Quartz generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Quartz may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Quartz) deduction of the United States source portion of dividends received from Quartz (unless Quartz qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). Quartz does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Quartz’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Quartz’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

d.        Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Quartz may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Quartz will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Quartz are urged to consult their own tax advisors regarding their individual circumstances.

e.        Disposition of Common Shares of Quartz

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Quartz equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Quartz. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Quartz will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

f.        Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

g.         Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Quartz’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Quartz’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Quartz may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Quartz does not actually distribute such income. Quartz does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Quartz will not be considered a foreign personal holding company for the current or any future taxable year.

h.         Foreign Investment Company

If 50% or more of the combined voting power or total value of Quartz’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined b y the Code Section 7701(a)(31)), and Quartz is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Quartz may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Quartz does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Quartz will not be considered a foreign investment company for the current or any future taxable year.

i.         Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not forme d in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Quartz appears to have been a PFIC for the fiscal year ended July 31, 2001, and at least certain prior fiscal years. In addition, Quartz expects to qualify as a PFIC for the fiscal year ending July 31, 2002, and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Quartz is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federa l income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Quartz. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Quartz as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Quartz qualifies as a PFIC on his pro rata share of Quartz’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordin ary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Quartz’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Quartz is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Quartz qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Quartz is a controlled foreign corporation, the U.S. Holder’s pro rata share of Quartz’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Quartz’s first tax year in which Quartz qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of Quartz in which Quartz is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Quartz’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Quartz must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Quartz intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Quartz. Quartz urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Quartz, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a U.S. Holder makes a QEF election and Quartz ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Quartz does not qualify as a PFIC. Therefore, if Quartz again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Quartz qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Quartz. Therefore, if such U.S. Holder reacquires an interest in Quartz, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Quartz qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Quartz.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Quartz (i) which began after December 31, 1986, and (ii) for which Quartz was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Quartz is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then Quartz will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Quartz common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Quartz as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Quartz included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of Quartz will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Quartz common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders are urged to consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Quartz are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Quartz common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Quartz is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Quartz, certain adverse rules may apply in the event that both Quartz and any foreign corporation in which Quartz directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Quartz intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Quartz that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Quartz (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Quartz (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Quartz and does not dispose of its common shares. Quartz strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while Quartz is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a lo an (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

j.         Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Quartz is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Quartz (“United States Shareholder”), Quartz could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Quartz which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Quartz attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Quartz does not believe that it currently qualifies as a CFC. However, there can be no assurance that Quartz will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable (this is an Annual Report only).

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Quartz, Suite 1020, 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Quartz. Copies of Quartz’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing at www.SEDAR.com.

I. Subsidiary Information

Not applicable.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Transaction Risk and currency Risk Management

Quartz’s operations do not employ financial instruments or derivatives and given that Quartz keeps it's excess funds in high-grade short-term instruments it does not have significant or unusual financial market risks.

B. Exchange Rate Sensitivity

The majority of Quartz’s operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars. Quartz does not hedge this risk, and it does not consider this exposure to be material in the context of its operations.

C. Interest Rate Risk and Equity Price Risk

Quartz is equity financed and does not have any debt that could be subject to significant interest rate change risks.

D. Commodity Price Risk

While the value of Quartz’s resource properties can always be said to relate to the price of precious metals and the outlook for same, Quartz does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities.

ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable (this is an Annual Report only).

B. Warrants and Rights

Not applicable (this is an Annual Report only)

C. Other Securities

Not applicable (this is an Annual Report only).

D. American Depositary Shares

Not applicable (this is an Annual Report only).

PART II

ITEM 13        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

As a consequence of the recently (June 30, 2002) enacted Sarbanes-Oxley Act of 2002, Quartz’s principal executive and financial officers are required to review Quartz’s internal controls and corporate disclosure controls and procedures based on their evaluation as of a date within 90 days prior to the filing of the Annual Report. As of the date of filing of this Annual Report the executive and financial officers are currently reviewing Quartz’s controls and procedures and establishing policies in regard to them. It is not currently possible to provide a conclusion however Quartz notes that its relatively modest asset base and limited number of transactions suggests that sophisticated financial and disclosure controls and procedures will not be warranted for Quartz. Quartz’s financial procedure require that two officers or directors sign all cheques and other banking documents and the executive officers are able to personally review all material payments made by Quartz. Exploration results are reviewed by Quartz’s consulting geologists and its Chief Executive Officer and other board members on a need-to-know basis and are otherwise kept confidential prior to any dissemination of these results. There have not been any significant changes in Quartz’s internal controls or other factors that could significantly affect these controls over the last several years. Quartz expects to further formalize and document controls and procedures in the ensuing fiscal year as a consequence of the executive review.

ITEM 16         [RESERVED]

PART III

ITEM 17        FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)     Auditors’ Reports on the consolidated balance sheets as at July 31, 2002 and 2001, and the consolidated statements of operations and deficit and changes in cash flows for each of the three years ended July 31, 2002, 2001 and 2000;

(2)	Consolidated balance sheets as at July 31, 2002 and 2001;

(3)	Consolidated statements of operations and deficit for each of the three years ended July 31, 2002, 2001 and
2000;

(4)	Consolidated statements of changes in cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements.

ITEM 18         FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19 EXHIBITS

a)	The exhibits set forth in the following index of exhibits correspond to the numbers assigned to such exhibits in Item 19 - Exhibits”.

3.1	Certificate of Incorporation and Memorandum, as amended, June 5, 1986, (incorporated by reference to
Exhibit 3 to the Company’s Statement of Form 10, Commission File No. 0-15490).

3.2	Articles July 28, 1982, (incorporated by reference to Exhibit 3 to the Company’s Statement on Form 10,
Commission File No. 0-15490).

3.3	Certificate of Change of Name, November 5, 1997.

4.1	Articles, July 28, 1982 (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on
Form 10, Commission file No. 0-15490).

10.1	Quartz Mountain Resources Ltd. Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 4 to the Company’s Form S-8 Registration Statement dated November 27, 1989, Commission File No. 33-
32388).

10.2	Indemnity Agreement dated February 1989, between the Company and David S. Jennings (incorporated by reference to Exhibit 10(a) to the Company’s Form S-8 Registration No. 33-32388).

10.4	Letter Agreement dated August 21, 1995, between Wavecrest Resources, Inc. and Newmont Exploration
Limited. (Incorporated by Reference to Exhibit 10.1 on the Company’s Form 8-K dated August 21, 1995).

10.5	Exploration, Development and Mining Operations Agreement dated December 31, 1995, between Newmont
Exploration Limited and the Company. (Incorporated by Reference to Exhibit 10.1 on the Company’s Form
10-QSB dated April 30, 1996.)

*22.1	Subsidiaries of the Company. (The subsidiary companies of the Company are described in Item 4 -
“Description of Business” of this Form 20F).

b)	The Company filed no reports on Form 6-K during the quarter ended July 31, 2002, other than the quarterly financial statements for the three quarterly periods ended October 31, 2001, January 31, 2002, and April 30,
2002.

Exhibits included as part of this Form 20-F filed January 28, 2003, are as follows:

No exhibits.

Signature and Certification to the January 28, 2003, 20-F filing

Certificate of Chief Executive Officer dated January 28, 2003

Certificate of Principal Accounting Officer dated January 28, 2003

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

JULY 31, 2002

DAVIDSON & COMPANY                                                        A Partnership of Incorporated Professionals                                                                                        Chartered Accountants

AUDITORS' REPORT

To the Shareholders of

Quartz Mountain Resources Ltd.

We have audited the consolidated balance sheets of Quartz Mountain Resources Ltd. as at July 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended July 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended July 31, 2002, 2001, and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada December 6, 2002                                                                                                                                    Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON

CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated December 6, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada December 6, 2002                                                                                                                                                                                Chartered Accountants

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Balance Sheets
(stated in United States dollars)

	July 31,	July 31,
	2002	2001

Assets

Current assets
Cash and cash equivalents	$474,187	$10,790
Accounts receivable	7,096	7,665

	481,283	18,455

Mineral property interests (note 3)	1,271	2

	$482,554	$18,457

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities
Accounts payable and accrued liabilities	$83,193	$80,210

Shareholders’ equity (deficiency)
Share capital (note 4)
Authorized
60,000,000 common shares of no par value
Issued and fully paid
8,597,204 common shares (2001 – 8,572,204)	20,299,896	20,298,625
Deficit	(19,900,535)	(20,360,378)

	399,361	(61,753)

	$482,554	$18,457

Continuing operations (note 1)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

"David S. Jennings"

"Shannon M. Ross"

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Statements of Operations and Deficit

(stated in United States dollars)

	Years ended July 31,
	2002	2001	2000

Expenses (Income)
Interest and other income	$(2,354)	$(3)	$(25)
Corporate, general and administrative expenses	40,958	51,654	25,862
Gain on sale of mineral property interest	(195,505)	--	--
Gain on disposal of investment in shares	(302,942)	--	--

	(459,843)	51,651	25,837

Income (loss) for the year	459,843	(51,651)	(25,837)

Deficit, beginning of year	(20,360,378)	(20,308,727)	(20,282,890)

Deficit, end of year	$(19,900,535)	$(20,360,378)	$(20,308,727)

Basic and diluted income (loss) per share	$0.05	$(0.01)	$(0.01)

Weighted average number of common shares
outstanding, basic and diluted	8,584,807	8,279,690	8,096,210

See accompanying notes to the consolidated financial statements

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Statements of Cash Flows
(stated in United States dollars)

	Years ended July 31,
	2002	2001	2000

Cash flows from operating activities
Income (loss) for the year	$459,843	$(51,651)	$(25,837)
Items not affecting working capital
Gain on disposal of investment in shares	(302,942)	--	--
Gain on sale of mineral property interest	(195,505)	--	--
Changes in non-cash working capital items
(Increase) decrease in accounts receivable	569	(6,119)	(347)
Increase in accounts payable and accrued liabilities	2,982	31,920	26,642

Cash provided by (used for) operating activities	(35,053)	(25,850)	458

Investing activities
Cash received on disposal of marketable securities	513,812	--	--
Cash received on sale of mineral property interests (Note	100,000	--	--
3(b))
Cash paid for investment in marketable securities	(115,412)	--	--

	498,450	--	--

Cash flows from financing activities
Issue of common shares	--	35,032	--

Cash provided by financing activities	--	35,032	--

Increase in cash	463,397	9,182	458

Cash and cash equivalents, beginning of year	10,790	1,608	1,150

Cash and cash equivalents, end of year	$474,187	$10,790	$1,608

Supplemental disclosure with respect to cash flows
Cash paid during the period for interest	$--	$--	$--
Cash paid during the period for income taxes	--	--	--

Supplemental disclosure relating to non-cash investing and financing activities (note 7)

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

for the years ended July 31, 2002, 2001 and 2000 (stated in United States dollars)

1. Continuing Operations

These consolidated financial statements are prepared in accordance with accounting principles applicable to a going concern. The Company is in the development stage and has not, as yet, achieved commercial production. The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company’s significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company’s working capital at July 31, 2002, is sufficient to meet the Company’s objectives as presently planned. Management recognizes that the Company must generate additional resources to enable it to continue operations. Management’s plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company’s exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company’s operations and exploration and development program. However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to curtail the Company’s operations and exploration and development activities.

2. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America.

(a)     Principles of Consolidation -    The consolidated financial statements include the accounts of Quartz Mountain Resources Ltd., a company incorporated on August 3, 1982, under the Company Act of British Columbia, Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and the latter company's wholly-owned subsidiary, Wavecrest Resources Inc. (“Wavecrest”), a company incorporated in the State of Delaware. All significant intercompany balances have been eliminated upon consolidation.

The Company’s operations are in the mining industry and are conducted primarily in North America.

(b)    Cash and Cash Equivalents – Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

(c)     Financial Instruments    – The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(d)    Interests in Mineral Properties - Property acquisition costs and, exploration and development costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management has determined there to be an impairment in value. These costs are to be charged to future operations on a unit-of-production basis following commencement of production using estimated recoverable reserv es of the property as a base or written off if the property is sold, abandoned or where there is an impairment in value. Proceeds received on options for mineral properties are credited against mineral property acquisition costs, and exploration and development costs of the related mineral properties.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

for the years ended July 31, 2002, 2001, and 2000 (stated in United States dollars)

2. Significant Accounting Policies (continued)

(d)     Interests in Mineral Properties (continued)

On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration and development work that is warranted in the future. If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

(e)     Recent Accounting Pronouncements

In July 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143 "Accounting for Asset Retirement Obligations" that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes SFAS No. 121 "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted for fiscal years beginning after December 15, 2001.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, the FASB issued SFAS No. 146 ("SFAS 146") "Accounting for Costs Associated with Exit or Disposal Activities" that nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF Issue 94-3") "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF Issue 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

(f) Use of Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation obligations and rates for amortization. Actual results could differ from those estimates.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

for the years ended July 31, 2002, 2001, and 2000 (stated in United States dollars)

2. Significant Accounting Policies (continued)

(g)     Translation of Foreign Currencies – Transaction amounts denominated in foreign currencies are translated into local functional currency at exchange rates prevailing at transactions dates. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rate in effect at the time of acquisition or issue. Items in the consolidated statements of operations and deficit are translated at rates approximating exchange rates in effect at the time of the transactions. Gains or losses arising on currency translation are included in operations in the period they occur.

(h)    Future Income Taxes – Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(i)    Share Capital - Shares issued for other than cash consideration are recorded at the fair market value based upon the trading price of the shares on the date the agreement to issue the shares was reached.

(j)    Share purchase options - The Company from time to time issues share purchase options as described in Note 4. No compensation expense is recognized for this plan when share options are granted. Consideration for shares issued on exercise of share purchase options is credited to share capital.

(k)    Loss per Share – The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

(l)    Comparative Figures - Where necessary, prior year figures have been reclassified to conform with current year’s presentation.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

for the years ended July 31, 2002, 2001, and 2000
(stated in United States dollars)

3.	Mineral Property Interests

			Deferred
			Exploration and	Option Proceeds	July 31,	July 31,
		Acquisition	Development	and Write-	2002	2001
		Costs	Costs	downs	Total	Total

Mineral Properties:
	Newton Hill (a)	$1,271	$--	$--	$1,271	$--
	Quartz Mountain (b)	6,628,085	7,332,306	(13,960,391)	--	1
	Denis	8,217	--	(8,217)	--	1

		$6,637,573	$7,332,306	$(13,968,608)	$1,271	$2

(a) The Company entered into an options agreement to acquire 100% of the Newton Hill property consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia. To earn an interest in the property, the Company must issue an aggregate of 100,000 common shares (25,000 issued) every six months. The acquisition is also subject to a net smelter returns royalty of 2%.

(b) The Quartz Mountain property consisted of 67 unpatented mining claims located in Lake County, Oregon that were staked by the Company. During the year ended July 31, 2002, the Company entered into negotiations with Seabridge Resources Inc. ("Seabridge") to sell 100% of the Company's title, right and interest in the Quartz Mountain property.

In consideration for the title, right and interest in the property, Seabridge:

            (i) issued 300,000 common shares of Seabridge to the Company;

            (ii) issued 200,000 common share purchase warrants of Seabridge to the Company exercisable by the Company at Cdn$0.90 for a period of two years;

            (iii) paid US$100,000 to the Company;

            (iv) will pay a 1% Net Smelter Return royalty to the Company on any production from the property.

(c) During the period subsequent to the sale of the Quartz Mountain property, the Company held the 300,000 common shares of Seabridge Resources Ltd. at a book value of $95,506, which it received pursuant to the sale of the Company’s interest in the Quartz Mountain property in Oregon. The Company sold the 300,000 shares received on the sale of the property and the 200,000 shares acquired at Cdn$0.90 each upon exercise of 200,000 share purchase warrants for a gain of sale on the shares of $302,942.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

for the years ended July 31, 2002, 2001, and 2000
(stated in United States dollars)

4.	Share Capital
		Number of	Average Price
		Shares	per Share ($)	Amount

Balance, July 31, 1999 and 2000		8,096,210		$20,263,593
	Private placement	215,994	0.087	18,782
	Private placement	260,000	0.063	16,250

Balance, July 31, 2001		8,572,204		20,298,625
	Issued for mineral property interest	25,000	0.051	1,271

Balance, July 31, 2002		8,597,204		$20,299,896

(a)	There were no share options outstanding at July 31, 2002 and 2001.

(b)	There are 260,000 warrants outstanding at Cdn$0.10 to purchase 260,000 common shares, exercisable until
	June 19, 2003.

(c)       The Company has a Stock Incentive Plan adopted in October, 1987. The Plan consists of a Share Option Plan, a Share Bonus Plan, and a Share Purchase Plan, the terms of which, as amended, are described below:

Under the Share Option Plan, participants, who are to be directors and employees of the Company and who, in the opinion of the Board of Directors, are in a position to contribute to the Company’s success or are worthy of special recognition, may be granted options to purchase common shares of the Company at a price per share not less than the fair market value of the shares on the date of the grant of the option. No option is exercisable until it has vested according to a vesting schedule specified by the Board of Directors at the time of the grant of the option. An option is exercisable for any period specified by the Board of Directors at the time of the grant of the option up to a maximum of five years after the date of grant. The plan authorizes the grant of options to acquire up to 200,000 shares.

Under the Share Bonus Plan the Board of Directors may issue common shares to full-time employees in respect of meritorious service. The maximum number of shares that may be issued under the plan in any calendar year may not exceed, in the aggregate, 0.5% of the total number of shares that were issued and outstanding at the end of the preceding calendar year. Up to 30,000 shares have been reserved for issuance under the Share Bonus Plan.

Under the Share Purchase Plan, participants, who are to be full-time employees and have one year of continuous service, may contribute up to 10% of their annual basic salary to the plan for the purpose of purchasing common shares of the Company. The Company will contribute an amount equal to one-sixth of the participant’s contribution during the first year of participation and one-third in subsequent years. At the end of each calendar quarter participants are issued common shares based on the contributions made to date, with delivery of the shares to the participants six months after issue.

No shares have been issued under any of these plans.

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

for the years ended July 31, 2002, 2001, and 2000 (stated in United States dollars)

5. Related Party Transactions

During the year, the Company paid $11,004 (2001- $31,408, 2000 -$nil), to a private company, for rent and administrative services, of which two of the directors and officers of the Company are directors.

This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

6. Income Taxes

At July 31, 2002, the Company had estimated income tax losses available for application against future years’ taxable income of approximately $9,504,500 in the United States, which, if unused, will predominantly expire between fiscal years ending 2002 and 2022. The Company also has mineral property and capital asset deductions of approximately $2,258,000 and $72,500, respectively, which carry forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize the losses carried forward, mineral property, and capital asset deductions in future years, an allowance equal to the amount of the tax asset relating to these items has been provided. Consequently, the income tax benefits resulting from the utilization of these items will be recognized in the year in which they are realized for tax purposes.

A reconciliation of income tax expense (recovery) at the statutory rate of 42.6% (2001:44.6%; 2000:44.6%) with reported taxes is as follows:

	2002	2001	2000

Income (loss) before income taxes	$459,843	$(51,651)	$(25,837)

Income taxes at statutory rates	195,893	--	--
Income tax recovery at statutory rates	--	(23,036)	(11,523)
Foreign subsidiary taxed at a different rate	(10,573)	2,479	2,479
Unrecognized (recognized) benefit of non-capital losses	(120,793)	20,557	9,044
Reduction of taxes due to capital gain	(64,527)	--	--

	$--	$--	$--

Amounts of deferred tax assets and liabilities are as follows:

		2002	2001

Tax benefit of:
Losses carried forward		$3,516,670	$4,170,000
Mineral property interests		952,900	1,571,000
Capital assets		30,600	50,400
Valuation allowance		(4,500,170)	(5,791,400)

		$--	$--

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

for the years ended July 31, 2002, 2001 and 2000 (stated in United States dollars)

7. Supplemental Disclosure Relating to Non-Cash Investing and Financing Activities

	2002		2001		2000

Acquisition of mineral property interests	$1,271	$		-- $	--
Issuance of share capital	(1,271)			--	--
Investment in shares	95,506			--	--

8. Subsequent Events

Subsequent to July 31, 2002:

(a)	the Company has entered into a non-brokered private placement of 711,111 units at Cdn$0.1125 per unit. Each unit will consist of one common share and one share purchase warrant, one warrant entitling the holder to purchase one common share of the Company at Cdn$0.15 per share during the 24 months subsequent to closing of the placement.

(b)	the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia. The Company will pay the optionors Cdn$10,000 at the time of signing and will issue 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years, at the discretion of the Company. Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date. A Cdn$100,000 work program within 24 months is also required.

9. Differences between Canadian and United States generally accepted accounting principles (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The major differences between Canadian and US GAAP, which affect the Company’s financial statements, is that under Canadian GAAP, mineral property interests may be capitalized, and under US GAAP, they are expensed. The effect of this difference is described below, and its effect on the financial statements is summarized as follows:

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

for the years ended July 31, 2002, 2001 and 2000 (stated in United States dollars)

9. Differences between Canadian and United States generally accepted accounting principles (GAAP)

(a)	Consolidated Statements of Operations and Deficit and Balance Sheets	Years ended July 31,
	2002	2001	2000

Net income (loss) in accordance with
Canadian GAAP	$459,843	$(51,651)	$(25,837)
Deduct:
Mineral property acquisition costs (i)	(1,271)	--	--

Income (loss) in accordance with US GAAP	$458,572	$(51,651)	$(25,837)

Basic and diluted earnings (loss) per share US GAAP	$0.05	$(0.01)	$(0.01)

Weighted average shares outstanding US GAAP, basic
and diluted	8,584,807	8,279,690	8,096,210

	July 31, 2002	July 31, 2001

Current Assets	$481,283	$18,455
Mineral Property Interests – Canadian GAAP	1,271	2
Mineral property acquisition costs expensed per US
GAAP(i)	(1,271)	(2)

	--	--

Total Assets – US GAAP	$481,283	$18,455

Current liabilities	$83,193	$80,210
Shareholders’ equity (deficiency) per Canadian GAAP	399,361	(61,753)
Deduct:
Mineral property acquisition costs (i)
2002	(1,271)	--
2001 and earlier	--	(2)

Shareholders’ equity (deficiency) - US GAAP	398,090	(61,755)

Total liabilities and shareholders’ equity (deficiency)	$481,283	$18,455

QUARTZ MOUNTAIN RESOURCES LTD.

Notes to the Consolidated Financial Statements

for the years ended July 31, 2002, 2001 and 2000 (stated in United States dollars)

9. Differences between Canadian and United States generally accepted accounting principles (GAAP) (continued)

i) Under US GAAP, the Company would record its mineral property interests at cost. Exploration and development costs incurred on a mineral property are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred. At this stage, the Company has not yet identified economically recoverable reserves on any of its properties. Accordingly, under US GAAP, all exploration costs incurred during the year are to be expensed.

The above difference in accounting for mineral property acquisition costs did not result in any difference in net cash flows from operations, financing activities and investing activities under US GAAP.

Signature

Quartz Mountain certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

Per:

“Shannon M. Ross”

Shannon M. Ross Principal Accounting Officer

Dated: December 6, 2002

CERTIFICATIONS

I, David S. Jennings, certify that:

1.     I have reviewed this annual report on Form 20-F of Quartz Mountain Resources Ltd. (also herein the “Registrant” or the “Company”):

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.     The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -14 and 15d -14) for the Company and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the Company, including it consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”) and
(c)	presented in this annual report our conclusions about the effectiveness of the dis closure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.    The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 28, 2003                                                                                                                “David S. Jennings”

                                                                                                                                                                             David S. Jennings, President and Chief Executive Officer

CERTIFICATIONS

I, Shannon M. Ross, certify that:

1.    I have reviewed this annual report on Form 20-F of Quartz Mountain Resources Ltd. (also herein the “Registrant” or the “Company”):

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.    The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -14 and 15d -14) for the Company and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the Company, including it consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”) and
(d)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.    The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 28, 2003                                                                                                            “Shannon M. Ross”

                                                                                                                                                                    Shannon M. Ross, Principal Accounting Officer