Form 20-F
period 2003-01-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2004-02-03
CIK 811522

January 28, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[  ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2003 (with other information to December 31, 2003 except where noted)

OR

[  ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Number of outstanding shares of the Company’s only class of capital stock as at December 31, 2003:

9,668,315 Common Shares Without Par Value

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

        Item 17     [X]                          Item 18    [  ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Registration Statement are, unless otherwise indicated, expressed in Canadian dollars.  On December 31, 2003, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.2923 (see Item 4 for further historical Exchange Rate Information).

ii

T A B L E   O F   C O N T E N T S

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS OF QUARTZ MOUNTAIN RESOURCES LTD. (HEREIN “QUARTZ” OR THE “COMPANY”)

Not applicable (this is an Annual Report only).

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following constitutes selected financial data for Quartz Mountain Resources Ltd. (“Quartz” or the “Company”) for the last five fiscal years ended July 31, 2003, in United States dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and US GAAP.

(US$)	As at July 31
Balance Sheet	2003	2002	2001	2000	1999

Total Assets	520,095	482,554	18,457	3,156	2,351
Total Liabilities	28,542	83,193	80,210	48,290	21,648
Working Capital (Deficiency)	470,552	398,090	(61,755)	(45,134)	(19,297)
Share Capital	20,366,625	20,299,896	20,298,625	20,263,593	20,263,593
Contributed Surplus	9,492	--	--	--	--
Deficit	(19,884,564)	(19,900,535)	(20,360,378)	(20,308,727)	(20,282,890)
Shareholders’ Equity (Deficiency) - Canadian GAAP	491,553	399,361	(61,753)	(45,134)	(19,297)
Shareholders’ Equity (Deficiency) - US GAAP	470,552	398,090	(61,755)	(45,134)	(19,297)

(US$)	Years ended July 31
Operations	2003	2002	2001	2000	1999

Other Items	11,762	305,296	3	25	133
Income (loss) – Canadian GAAP	15,971	459,843	(51,651)	(25,837)	(53,013)
Income (loss) – US GAAP	(3,759)	458,572	(51,651)	(25,837)	(53,013)
Income (loss) from continuing operations	15,971	459,843	(51,651)	(25,837)	(53,013)
Income (loss) per common share – Canadian GAAP	0.01	0.05	(0.01)	(0.01)	(0.01)
Income (loss) per common share – US GAAP	(0.01)	0.05	(0.01)	(0.01)	(0.01)

Notes:

(1)

Quartz follows Canadian GAAP applicable to junior mining exploration companies whereby mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off.  Under US GAAP exploration costs are generally written off unless there is a feasibility report which confirms the existence of economic ore making the recovery of costs likely.  As Quartz did not record any material deferred exploration expenditures during the year ended July 31, 2003, there is no material difference between presentation of Quartz’s accounts under Canadian and US GAAP for the fiscal years ended July 31, 2003 and 2002.

(2)

Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator.  Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year.  Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncement.  SFAS 128 applied equally to loss pre share presentations.

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

	Annual Rates			July 31
Period Ended	Average	High	Low	Rate
December 31, 2003	1.4013	1.5645	1.2822	1.3821	(2003)
December 31, 2002	1.5704	1.6132	1.5110	1.5845	(2002)
December 31, 2001	1.5487	1.6023	1.4933	1.5325	(2001)
December 31, 2000	1.4855	1.5583	1.4353	1.4880	(2000)
December 31, 1999	1.4440	1.5302	1.4512	1.4888	(1999)
December 31, 1998	1.4831	1.5845	1.4040	1.5111	(1998)

The following table sets out the high and low exchange rates, based on the noon buying rates as posted on the Bank of Canada website (www.bankofcanada.ca), for the conversion of Canadian dollars into United States dollars in effect for the following months:

Month	Low	High
December 2003
November 2003	1.2996	1.3359
October 2003	1.3038	1.3480
September 2003	1.3471	1.3877
August 2003	1.3835	1.4099
July 2003	1.3363	1.4116
June 2003	1.3342	1.3758
May 2003	1.3446	1.4223
April 2003	1.4335	1.4846
March 2003	1.4656	1.4907
February 2003	1.4871	1.5311
January 2003	1.5221	1.5747

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

Going Concern Assumption.  Quartz’s consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis however unless additional funding is obtained this assumption will have to change.  The Company has incurred losses since inception (deficit at July 31, 2003, is $19.9 million), which casts substantial doubt on the ability of the Company to continue as a going concern.

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

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks.  Furthermore, trading in Quartz’s common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-Nasdaq and non-exchange listed securities.  Under this rule, broker/dealers who recommend Quartz’s securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale.  Securities are exempt from this rule if their market price is at least $5.00 per share.

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

Potential Equity Dilution and End of Lock-ups.  A summary of Quartz’s diluted share capital is as follows:

At July 31, 2003, the Company has no outstanding stock options and has 711,111 warrants exercisable at a price of Cdn$0.15 until November 13, 2004.  Although these shares are not in-the-money at July 31, 2003, they could be exercised in the future which will likely act as an upside damper on the trading range of the Company’s shares.  As a consequence of the passage of time since the date of their original sale and issuance, almost no shares of the Company remain subject to any hold period restrictions in Canada or the United States as of July 31, 2003.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for the Company’s shares.  The Company also has an option agreement on a mineral property interest whereby the Company will issue 25,000 common shares every three months for a period of three years.  Since July 31, 2003, 25,000 common shares have been issued under this agreement.  There are 25,000 common shares to be issued in January 2004, April 2004 and July 2004 to maintain the option in good standing.  Dilutive securities represent approximately 3.03% of the Company’s currently issued shares.

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

Unless the context requires otherwise, references to the “Company” or “Quartz” includes its subsidiaries.  The Company’s common shares were quoted on the United States NASDAQ Small-Cap Issuers Market until May 12, 1994.  The Company no longer meets the minimum listing requirements for this market.  The Company’s common shares were listed on The Toronto Stock Exchange, until suspended from trading on November 10, 1994, in view of the Company’s financial condition, which no longer meets the minimum listing requirements for listing on The Toronto Stock Exchange.  Prior to November 15, 1989, the shares were also listed on the Vancouver Stock Exchange.  The Company voluntarily removed its share listing from the Vancouver Stock Exchange (now the TSX

Venture Exchange) at that time.  The Company then traded in Canada on the Canadian Unlisted market.  In October 2000 the Canadian Unlisted market was amalgamated into the TSX Venture Exchange.  On December 23, 2003, the Company was reclassified as a Tier 2 company and its trading symbol was changed to QZM.V.  Currently, the Company’s shares trade on Tier 2 on the TSX Venture Exchange under the symbol QZM.V and over the counter market and on the Other OTC or Pink Sheets in the United States under the symbol QZMRF.

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

1.

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

Quartz does not expect to generate any royalty revenue from operations for several years from the Property (1% NSR), and it is not known at this time if or when any mining would commence on this Property by its current owners.  Currently, the size of the Property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims.  Seabridge or any future owner of the Property will be responsible for all costs relating to the Property and Quartz’s interest in the Property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Property.

In fiscal 2002, Quartz entered into an option to acquire 100% of the Newton Hill property, consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia.  To earn an interest in the property, Quartz must issue an aggregate of 100,000 common shares (25,000 issued) every six months.  The acquisition is also subject to a net smelter returns royalty of 2% and has a current acquisition cost of $1,271.  This agreement is not attached to this Form 20-F as the Company does not deem the option agreement to be material to the Company.  This property was written off in the year ended July 31, 2003.

During the year ended July 31, 2003, Quartz entered into an Option Agreement to acquire a 100% interest in the Ample-Goldman Mineral Claims located in the Lillooet Mining Division, British Columbia.  Quartz paid the optionors Cdn$10,000 at the time of signing and will issue 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years, at the discretion of the Company.  To the date of this report, 125,000 common shares have been issued pursuant to the option agreement.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months is also required.  This agreement is not attached to this Form 20-F as the Company does not deem the option agreement to be material to the Company.

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

The first optionor’s work program focused on an integrated, in-house feasibility study of the oxide and sulphide resources in the two deposits.  The study re-evaluated the economics of the oxide resource to develop an economic treatment process for the sulphide-hosted gold resource.  The optionor reported that the property contains a mineral inventory of approximately 50 million tons at an average grade of 0.030 ounces of gold per ton.  Sulphide test work included an evaluation of bacterial heap leaching.  The work program confirmed the results of earlier drilling by the Company.  During the 1990 and 1991 field season, 4,600 feet of reverse circulation and diamond core drilling were completed for metallurgical testing of sulphide ores.  During the same period, approximately 20,000 feet of reverse circulation drilling was completed in the Crone Hill and Quartz Butte areas.

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

In fiscal 2002, Quartz entered into an option to acquire 100% of the Newton Hill property, consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia.  To earn an interest in the property, Quartz must issue an aggregate of 100,000 common shares (25,000 issued) every six months.  The acquisition is also subject to a net smelter returns royalty of 2% and has a current acquisition cost of $1,271.  This property was written off in the year ended July 31, 2003.

During the year ended July 31, 2003, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  Quartz paid the optionors Cdn$10,000 at the time of signing and will issue 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years, at the discretion of the Company.  To date, 125,000 common shares have been issued to the optionors.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months is also required.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Quartz for the years ended July 31, 2003 and 2002, and related notes thereto.  Quartz’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  There are no material differences, for the purposes of the financial statements, between accounting principles generally accepted in Canada and the United States.

A.

Operating Results

Overview

Results of Operations

Years ended July 31, 2003 and July 31, 2002

The principal factors contributing to the difference between the earnings of $15,971 for the year ended July 31, 2003, and the earnings of $459,843 for the year ended July 31, 2002, include:

-

An increase in regulatory and transfer agent expense from $8,076 in fiscal 2002 to $17,023, due to the fees related to mineral property interests, stock exchange fees and other securities’ fees;

-

A decrease in land maintenance fees from $6,700 in fiscal 2002 to $ Nil in fiscal 2003 due to the sale of the Quartz Mountain property in Oregon;

-

Foreign exchange gains on accounts payable of $40,487 during the year;

-

A gain on disposal of $195,505 of the Quartz Mountain property in Oregon in fiscal 2002 compared to a write-down of the Newton Hill property of $1,271 in fiscal 2003, and

-

A gain on disposal of investment in shares of $302,942, with no comparative gain in fiscal 2003.

Years ended July 31, 2002 and July 31, 2001

The principal factors contributing to the difference between the earnings of $459,843 for the year ended July 31, 2002, and the loss of $51,651 for the year ended July 31, 2001, include:

A decrease in corporate, general and administrative expenditures from $51,654 in fiscal 2001 to $40,958 in fiscal 2002, primarily due to a decrease in administrative costs,

-

A gain on disposal of $195,505 of the Property in Oregon, and

-

A gain on disposal of investment in Seabridge shares of $302,942.

B.

Liquidity and Capital Resources

At July 31, 2003, Quartz’s cash equivalents amounted to $490,353, an increase of $16,166 from the prior year-end.  The major contributors to the change in net cash position during the year ended July 31, 2003, were:

-

Operating expenses, which utilized cash of $39,054; and

-

A financing of 711,111 common shares at a price of Cdn$0.1125 per share to provide $69,652 to the treasury

Quartz retains a 1% Net Smelter Returns royalty (“NSR”) in the Quartz Mountain Property which it sold during the year ended July 31, 2002.  The Company does not expect to generate revenue from operations for several years from the Quartz Mountain Property (1% NSR), and it is not known at this time if or when any mining would commence on this property.  Currently, the size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims.  Seabridge Resources Ltd, the purchaser, is responsible for all costs relating to the Quartz Mountain Property and Quartz’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

In fiscal 2002, Quartz entered into an option to acquire 100% of the Newton Hill property, consisting of 500 hectares south west of Williams Lake in the Clinton Mining District in British Columbia.  To earn an interest in the property, Quartz must issue an aggregate of 100,000 common shares (25,000 issued) every six months.  The acquisition is also subject to a net smelter returns royalty of 2% and had an acquisition cost of $1,271 which was written off during fiscal 2003.

In fiscal 2003, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldman Mineral Claims located in the Lillooet Mining Division, British Columbia.  Quartz paid the optionors Cdn$10,000 at the time of signing and has issued 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years (75,000 issued), at the discretion of the Company.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months is also required.

With the acceptance of the above transaction by the TSX Venture Exchange, Quartz completed its reactivation.  The inactive status of the Company was removed effective at the opening on January 29, 2003.  Effective at the opening on January 29, 2003, the Company’s trading symbol changed from YQZ.T to YZQ.

During the year ended July 31, 2003, Quartz also entered into a non-brokered private placement of 711,111 units at Cdn$0.1125 per unit with Hunter Dickinson Inc., a private company.  Each unit will consist of one common share and one share purchase warrant, one warrant entitling the holder to purchase one common share of Quartz at Cdn$0.15 per share during the 24 months subsequent to closing of the placement.  During the year ended July 31, 2003, 260,000 warrants were exercised at a price of $0.10 per common share, for total proceeds of Cdn$26,000.  At July 31, 2002, share subscriptions were outstanding of Cdn$7,929 relating to a previous private placement.

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

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or the proceeds from the sale of its common shares will provide sufficient funds for all of the cash requirements.  Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

At this time, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.  Any new acquisition must rely on new sources of financing such as the sale of common shares which will provide working capital.

The Company concentrated on reducing the level of its general and administrative expenses in 2002.  The largest expenditure for 2003 were administration costs, legal fees, audit fees and transfer agent fees.  Quartz continues to review mineral properties to determine whether there are any properties of merit that could be financed by the Company and Quartz should be able to continue to maintain this level of reduced administrative overhead in the next year by sharing office space and management with other companies.

The Company is in the exploration and development stage and has not earned any revenue from mining operations and no revenue will be generated in the foreseeable future.

C.

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

D.

Research Expenditures

Quartz is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

E.

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

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled at July 31, 2002, and Percentage of Class(1)
David S. Jennings (1) Bowen Island, British Columbia	Director since August 1, 1986	4,045,292 (47.05%)
Rene G. Carrier Vancouver, British Columbia	Director since January 19, 2000	Nil
Shannon M. Ross Burnaby, British Columbia	Director since January 31, 1997	103,353 (2) (1.20%)

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

René G. Carrier – Director

René G. Carrier is a past Vice-President of Pacific International Securities Inc. where he worked until 1991.  Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies.  Mr. Carrier is an officer and/or director of the following public companies: Acrex Ventures Ltd. (September 2000 to June 2002); Chartwell Technology Inc., Director  (June 1991 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (February 2001 to present); Quartz Mountain Resources Ltd., Director (January 2000 to present); Rockwell Ventures Inc., Director (April 1993 to present) and President (April 1993 to November 2000).

Brian Causey, B.Comm., C.A. - Director

Brian Causey holds a B.Comm. degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971.  Formerly a partner Peat Marwick Thorne (now KPMG) (1969-1977), Mr. Causey is currently the Director of Project Finance for Hunter Dickinson Inc., a position he was appointed to in 2001.

Mr. Causey was within the past years, an officer of the following companies:  B.C. Packers Ltd. (George Weston Group), Vice-President, Finance (1977-1981) and Zenith Transport Ltd., President and Chief Executive Officer (1981-2001).

Gordon J. Fretwell, B.Comm., L.L.B. – Nominee

Gordon J. Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has since 1991 been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past years, an officer and/or director of the following public companies: Bell Resources Corporation, Director and Secretary (September 1998 to present); Copper Ridge Explorations Inc., Director and Secretary (August 1999 to present); International Antarex Metals Ltd., Director (December 2000 to September 2002); Continental Minerals Corporation (formerly Continental Mountain Gold Limited), Director (February 2001 to present); Rockwell Ventures Inc., Director (March 1998 to present); Tri-Alpha Investments Ltd., Director and Secretary (July 2001 to present), Foran Mining Corp., Director (February 1998 to March 2000), Merit Industries Inc., Director (October 1999 to February 2000), La Teko Resources Ltd., Director (November 1995 to February 1999) and Icon Industries Limited (December 7, 2000 to present).

B.

Compensation

During fiscal 2003, there were two executive officers of the Company, David S. Jennings and Shannon M. Ross.  There was no cash compensation paid for services provided by the executive officers in all capacities to the Company during the year ended July 31, 2003.

Directors of the Company do not receive any fee or other compensation for attending meetings of the Board of Directors.  The Directors may however be reimbursed for actual expenses incurred in connection with attending such meetings.  Directors are eligible to receive options to purchase common shares of the Company (see Item 6 - “Directors, Senior Management and Employees”).

Quartz has not set aside or accrued any funds during the last fiscal year to provide pension, retirement or similar benefits for any directors, officers or employees.  Quartz has instituted no pension or retirement benefits and none are proposed at this time.

Quartz does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors, but was formalized under the rules of the Toronto Stock Exchange.  The Company has presented a plan to be approved by shareholders at the Company’s annual general meeting to be held in January pursuant to the rules of the TSX Venture Exchange.  There are no options outstanding under the current or future plan at this time.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of Quartz and to closely align the personal interests of such persons to that of the shareholders.

Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary Bonus Other Annual Compensation			Securities Under Option/ SAR's granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All other Compen-sation
		($)	($)	($)	(#)	($)	($)	($)
David S. Jennings, President and Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shannon M. Ross Vice President, Secretary and Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in Quartz’s most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

C.

Board Practices

All directors were re-elected at the January 30, 2003, annual general meeting and have a term of office expiring at the next annual general meeting of Quartz to be held on January 21, 2004.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

D.

Employees

At July 31, 2003, Quartz had no employees and contracts staff on an as need basis.  The directors of Quartz primarily administer quartz’s functions through the employees of Hunter Dickinson Inc., a private company, and.

E.

Share Ownership

(a)

Share Ownership

At December 31, 2003 directors and officers of Quartz held an aggregate of 4,251,998 shares (43.98% of the then issued and outstanding shares).  See Item 6(A) above.  There are not stock options granted to directors and officers of Quartz.

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

A new stock option plan, subject to the rules of the TSX Venture Exchange, has been presented to shareholders, subject to shareholder approval at the Company’s Annual General Meeting to be held on January 21, 2004.  Details of the new plan are presented below.

Share Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, management of the Company proposes that shareholders adopt a new share option plan (the “Plan”).  Under the Plan, a total of up to 1,900,000 Shares of the Company will be reserved for share incentive options to be granted at the discretion of the Company’s board of directors to eligible optionees (the "Optionees").  At the date of this Information Circular there are no options outstanding and these options will be rolled into the Plan.

The Company’s board of directors have recommended that the number of Shares reserved for issuance as share incentive options under the Plan be equal to 20% of the Company’s issued and outstanding Shares.  20% of the Company’s issued and outstanding Shares at the date hereof is 1,933,663 Shares.

The number of Shares reserved for issuance under the Plan requires shareholder and TSXV approval.  Shareholders will be asked to approve an ordinary resolution of disinterested shareholders that 1,900,000 Shares be reserved for issuance to future Optionees under the Plan.

An ordinary resolution is a resolution passed by the shareholders of a company at a general meeting by a simple majority of the votes cast in person or by proxy.

Eligible Optionees

Under the policies of TSXV, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant.  If the option is granted to a company, the company must provide TSXV with an undertaking that it will not permit any transfer of its Shares, nor issue further Shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSXV.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)

all options granted under the Plan are non-assignable and non-transferrable and for a period of up to 5 years;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)

if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)

the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of TSXV); and

(e)

no Optionee can be granted an option or options to purchase more than 5% of the outstanding  listed Shares of the Company in a one year period.

The Company will obtain "disinterested" shareholders' approval (described below) if:

(i)

the number of options granted to Insiders of the Company exceeds 10% of the Company’s outstanding listed Shares; or

(ii)

the aggregate number of options granted to Insiders of the Company within a one year period exceeds 10% of the Company’s outstanding listed Shares; or

(iii)

the number of options granted to any one Insider and such Insider’s associates within a one year period exceeds 5% of the Company’s outstanding listed Shares; or

(iv)

the Company is decreasing the exercise price of options previously granted to Insiders.

(v)

Disinterested Shareholder Approval

For purposes of this resolution an aggregate of 4,251,998 Shares held by insiders will not be voted at the Meeting.  However, if this resolution does not pass by disinterested shareholder approval then a second vote will be held where insiders will be permitted to vote on the resolution and the plan will be adopted subject to the restrictions set out in (i) to (iv) above.

“Disinterested shareholder approval” means the approval by a majority of the votes cast by all shareholders of the Company at the shareholders’ meeting excluding votes attached to listed Shares beneficially owned by "Insiders" of the Company (generally officers and directors) to whom the DSA Options have been granted under the Plan and Associates of those Insiders.

Recommendation

The Company is of the view that the Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry.  A full copy of the Plan will be available for inspection at the Meeting.  Directors shall also have the authority to amend the Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.  If shareholders do not approve the Plan the Company will grant options on a case by case basis with each option made subject to specific regulatory approval.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Quartz’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Quartz does not have knowledge or access to information about of the beneficial owners thereof.  To the best of its knowledge, Quartz is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2003, Quartz had authorized 60,000,000 common shares without par value of which 9,668,315 were issued and outstanding.

The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of December 16, 2003, by (i) each shareholder known to be the beneficial owner of more than 5% of the common stock and (ii) the officers and directors as a group indirectly, by any other corporation or by any foreign government.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
David S. Jennings(1)
Bowen Island, British Columbia	4,148,645	42.91%

Hunter Dickinson Inc. (2)
Vancouver, British Columbia	711,111	7.36%

Tara Investments Ltd. (3)
West Vancouver, British Columbia	888,900	9.19%

Carmen Dickinson
Lion’s Bay, British Columbia	520,000	5.38%

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

As of December 16, 2003, directors and officers of Quartz as a group (five persons) owned or controlled an aggregate of 4,148,645 common shares (44.57%) of Quartz.

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

As of December 31, 2003, there were 1,692 registered shareholders of record holding a total of 9,668,315 common shares of Quartz.  To the best of Quartz’s knowledge there were 95 registered shareholders of record with registered addresses in Canada, 1,584 shareholders of record with registered addresses in the United States and 13 shareholders of record with registered addresses in other countries holding approximately 7,934,108 (82.06%), 1,439,483 (14.89%) and 294,724 (3.05%) of the outstanding common shares, respectively.  Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

B.

Related Party Transactions

During the year ended July 31, 2003, the Company paid $17,010 (2002 - $11,004, 2001 - $31,408), to a private company, for rent and administrative services, of which a director and officer of the Company is a director.

The Company has paid $2,065 (2002 - $Nil, 2001 – Nil) for consulting services to a directors and $3,863 (2002 * $4,423, 2001 – Nil) in legal fees to a law firm in which a director is a partner.

This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended July 31, 2003.

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

B.

Significant Changes

Thee Company had no significant changes in its activities during the year ended July 31, 2003.  During the year ended July 31, 2002, Quartz entered into an agreement to sell its 100% interest in the Quartz Mountain Gold Property, Lake County, Oregon to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively “Seabridge”).  See Item 4.

ITEM 9

THE OFFER AND LISTING

A.

Offer and Listing Details

1.

Trading Markets

		Period ended	High (Cdn.$)	Low (Cdn.$)

2003	January 2004	To January 4, 2004	0.26	0.26
	December 2003	December 31, 2003	0.30	0.26
	November 2003	November 30, 2003	0.33	0.21
	First quarter	October 31, 2003	0.25	0.145

2003	Fourth quarter	July 31, 2003	0.13	0.12
	Third quarter	April 30, 2003	0.15	0.12
	Second quarter	January 311, 2003	0.20	0.10
	First quarter	October 31, 2002	0.28	0.11

2002	Fourth quarter	July 31, 2002	0.20	0.10
	Third quarter	April 30, 2002	0.15	0.08
	Second quarter	January 31, 2002	0.10	0.04
	First quarter	October 31, 2001	0.10	0.06

Quartz’s share trading information is also available through free Internet search services (e.g. – http://www.finance.yahoo.com, enter QZM.V.  The trading prices on the Other OTC or Pink Sheets market are similar to the Canadian prices allowing for a currency exchange factor.  Trading on the Other OTC had a 52 week high to January 4, 2004, of US$0.21 and a 52 week low of US$0.04.  The close price on January 4, 2004, was US$0.13.  The 52-week trading range ending on January 4, 2004, on the Canadian markets under the symbol YQZT.V on the TSX Venture Exchange range from $0.10 to $0.33.

B.

Plan of Distribution

Not applicable (this is an Annual Report only).

C.

Markets

The Common Shares are listed and traded in Canada on Tier 2 on the TSX Venture Exchange under the symbol QZM.V.  This became effective December 23, 2003.  Prior to this, the Company traded on Tier 3, under the symbol YQZT.V on the TSX Venture Exchange.  The shares are quoted under the symbol QZMRF.PK on the Other OTC market in the United States.

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

D.

Exchange Controls

Quartz is a Province of British Columbia, Canada corporation.  There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.  See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Quartz on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).  The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Quartz’s Common Shares.  It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.  Quartz does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Quartz’s relatively small capitalization.

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

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada.

4.

United States Tax Consequences

a.

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Quartz.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above).  Accordingly, we urge holders and prospective holders of common shares of Quartz should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Quartz, based upon their individual circumstances.

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

h.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Quartz’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Quartz is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Quartz may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  Quartz does not believe that it currently qualifies as a foreign investment company.  However, there can be no assurance that Quartz will not be considered a foreign investment company for the current or any future taxable year.

i.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Quartz appears to have been a PFIC for the fiscal year ended July 31, 2001, and at least certain prior fiscal years.  In addition, Quartz expects to qualify as a PFIC for the fiscal year ending July 31, 2003, and may also qualify as a PFIC in future fiscal years.  Each U.S.

Holder of Quartz is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder.  The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Quartz. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Quartz as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Quartz qualifies as a PFIC on his pro rata share of Quartz’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Quartz’s taxable year ends, regardless of whether such amounts are actually distributed.  A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

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

Certain special, generally adverse, rules will apply with respect to Registrant common shares while Quartz is a PFIC unless the U.S. Holder makes a timely QEF election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

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

ITEM 14

    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15

    CONTROLS AND PROCEDURES

As a consequence of the Sarbanes-Oxley Act of 2002, Quartz’s principal executive and financial officers are required to review Quartz’s internal controls and corporate disclosure controls and procedures based on their evaluation as of a date within 90 days prior to the filing of the Annual Report.  As of the date of filing of this Annual Report the executive and financial officers are currently reviewing Quartz’s controls and procedures and establishing policies in regard to them.  It is not currently possible to provide a conclusion however Quartz notes that its relatively modest asset base and limited number of transactions suggests that sophisticated financial and disclosure controls and procedures will not be warranted for Quartz.  Quartz’s financial procedure require that two officers or directors sign all cheques and other banking documents and the executive officers are able to personally review all material payments made by Quartz.  Exploration results are reviewed by Quartz’s consulting geologists and its Chief Executive Officer and other board members on a need-to-know basis and are otherwise kept confidential prior to any dissemination of these results.  There have not been any significant changes in Quartz’s internal controls or other factors that could significantly affect these controls over the last several years.  Quartz expects to further formalize and document controls and procedures in the ensuing fiscal year as a consequence of the executive review.

ITEM 16

    [RESERVED]

PART III

ITEM 17

FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Independent Auditors’ Report on the consolidated balance sheets as at July 31, 2003 and 2002, and the consolidated statements of operations, cash flows and shareholder’ equity (deficiency) for the years ended July 31, 2003, 2002 and 2001;

(2)

Consolidated balance sheets as at July 31, 2003 and 2002;

(3)

Consolidated statements of operations for the years ended July 31, 2003, 2002 and 2001;

(4)

Consolidated statements of cash flows for the years ended July 31, 2003, 2002 and 2001;

(5)

Consolidated statement of shareholder’ equity (deficiency) for the years ended July 31, 2003, 2002 and 2001; and

(6)

Notes to the consolidated financial statements.

ITEM 18

FINANCIAL STATEMENTS

NOT APPLICABLE.  See Item 17.

ITEM 19:

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

3.3

Certificate of Change of Name, November 5, 1997.

4.1

Articles, July 28, 1982 (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form 10, Commission file No. 0-15490).

10.1

Quartz Mountain Resources Ltd. Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 4 to the Company’s Form S-8 Registration Statement dated November 27, 1989, Commission File No. 33-32388).

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

Exhibits included as part of this Form 20-F filed February 1, 2004, are as follows:

No exhibits.

Signature and Certification to the February 1, 2004, 20-F filing

Certificate of Chief Executive Officer dated February 1, 2004

Certificate of Principal Accounting Officer dated February 1, 2004

Quartz Mountain certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

Per:

“Shannon M. Ross”

Shannon M. Ross

Principal Accounting Officer

Dated:  February 1, 2004

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

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

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

February 1, 2004

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

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

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

Date:

February 1, 2004

“Shannon M. Ross”

Shannon M. Ross, Principal Accounting Officer

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

JULY 31, 2003

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Quartz Mountain Resources Ltd.

We have audited the consolidated balance sheets of Quartz Mountain Resources Ltd. as at July 31, 2003 and 2002 and the consolidated statements of operations, cash flows and shareholders’ equity (deficiency) for the years ended July 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended July 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

December 2, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Stated in United States dollars)

As at July 31

	2003	2002

Assets

Current assets
Cash and cash equivalents	$ 490,353	$ 474,187
Receivables, net of allowance of $Nil (2002 - $Nil)	8,741	7,096

Total current assets	499,094	481,283

Deferred tax assets, net of valuation allowance of $5,555,400 (2002 - $5,681,140) (Note 6)	-	-

Mineral properties (Note 3)	21,001	1,271

Total assets	$ 520,095	$ 482,554

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 28,542	$ 83,193

Total current liabilities	28,542	83,193

Shareholders’ equity
Share capital (Note 4)
Authorized
60,000,000 common shares without par value
Issued and fully paid
9,643,315 common shares (2002 – 8,597,204)	20,366,625	20,299,896
Contributed surplus (Note 4)	9,492	-
Deficit	(19,884,564)	(19,900,535)

Total shareholders’ equity	491,553	399,361

Total liabilities and shareholders’ equity	$ 520,095	$ 482,554

Continuing operations (Note 1)

Subsequent events (Note 9)

Approved by the Board:

“David S. Jennings”	Director	“Shannon M. Ross”	Director

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in United States dollars)

Year ended July 31

	2003	2002	2001

EXPENSES (INCOME)
Administrative expenses (Note 5)	$ 10,434	$ 11,155	$ 26,497
Regulatory and transfer agent	17,023	8,076	8,195
Professional fees (Note 5)	7,550	5,769	11,163
Land maintenance fees	-	6,700	6,700
Foreign exchange (gain)	(40,487)	9,258	(901)
Gain on sale of mineral property interest (Note 3)	-	(195,505)	-
Write-off of mineral property interest (Note 3)	1,271	-	-

	(4,209)	(154,547)	51,654

OTHER ITEMS
Interest and other income	11,762	2,354	3
Gain on disposal of investment in shares (Note 3)	-	302,942	-

	11,762	305,296	3

Income (loss) for the year	$ 15,971	$ 459,843	$ (51,651)

Basic and diluted earnings (loss) per common share	$ 0.01	$ 0.05	$ (0.01)

Weighted average number of common shares outstanding, basic and diluted	9,117,231	8,584,807	8,279,690

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in United States dollars)

Year ended July 31

	2003	2002	2001

Cash flows from operating activities
Income (loss) for the year	$ 15,971	$ 459,843	$ (51,651)
Items not affecting working capital
Gain on disposal of investment in shares	-	(302,942)	-
Gain on sale of mineral property interest	-	(195,505)	-
Write-off of mineral property interests	1,271	-	-

Changes in non-cash working capital items
(Increase) decrease in receivable	(1,645)	569	(6,119)
Increase (decrease) in accounts payable and accrued liabilities	(54,651)	2,982	31,920

Net cash used in operating activities	(39,054)	(35,053)	(25,850)

Cash flows from investing activities
Mineral properties	(14,432)	-	-
Cash received on disposal of marketable securities	-	513,862	-
Cash received on sale of mineral property interests	-	100,000	-
Cash paid for investment in marketable securities	-	(115,412)	-

Net cash provided by (used in) investing activities	(14,432)	498,450	-

Cash flows from financing activities
Issue of common shares, net of issuance costs	69,652	-	35,032

Net cash provided by financing activities	69,652	-	35,032

Increase in cash and cash equivalents	16,166	463,397	9,182

Cash and cash equivalents, beginning of year	474,187	10,790	1,608

Cash and cash equivalents, end of year	$ 490,353	$ 474,187	$ 10,790

Cash paid during the year for interest	$ -	$ -	$ -
Cash paid during the year for income taxes	-	-	-

The components of cash and cash equivalents are as follows:
Cash	$ 24,585	$ 4,362	$ 10,790
Bonds	89,201	88,048	-
Bankers acceptance	376,567	381,777	-

	$ 490,353	$ 474,187	$ 10,790

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Stated in United States dollars)

	Number of Shares	Price	Common Shares Issued and Outstanding	Contributed Surplus	Deficit	Total

Balance, July 31, 2000	8,096,210	$ -	$ 20,263,593	$ -	$ (20,308,727)	$ (45,134)
Private placements	475,994	0.074	35,032	-	-	35,032
Loss for the year	-		-	-	(51,651)	(51,651)

Balance, July 31, 2001	8,572,204		20,298,625	-	(20,360,378)	(61,753)
Mineral property	25,000	0.051	1,271	-	-	1,271
Income for the year	-		-	-	459,843	459,843

Balance, July 31, 2002	8,597,204		20,299,896	-	(19,900,535)	399,361
Private placement, less issuance costs	711,111	0.071	40,895	9,492	-	50,387
Exercise of warrants	260,000	0.074	19,265	-	-	19,265
Mineral property	75,000	0.088	6,569	-	-	6,569
Income for the year	-		-	-	15,971	15,971

Balance, July 31, 2003	9,643,315		$ 20,366,625	$ 9,492	$ (19,884,564)	$ 491,553

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

1.

CONTINUING OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian company incorporated in British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties in British Columbia, Canada.

These consolidated financial statements are prepared in accordance with accounting principles applicable to a going concern.  The Company is in the exploration stage and has not, as yet, achieved commercial production.  The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company’s significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company’s working capital at July 31, 2003, is sufficient to meet the Company’s objectives as presently planned.  Management recognizes that the Company must generate additional resources to enable it to continue operations.  Management’s plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company’s exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company’s operations and exploration and development program.  However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to curtail the Company’s operations and exploration and development activities.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation obligations and rates for amortization.  Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company, Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and the latter company's wholly-owned subsidiary, Wavecrest Resources Inc. (“Wavecrest”), a company incorporated in the State of Delaware.

All significant inter-company transactions have been eliminated.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values due to their short term nature.

Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at July 31, 2003 and 2002.

Interests in mineral properties

Property acquisition costs and exploration and development costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management has determined there to be an impairment in value.  These costs are to be charged to future operations on a unit-of-production basis following commencement of production using estimated recoverable reserves of the property as a base or written off if the property is sold, abandoned or where there is an impairment in value.  Proceeds received on options for mineral properties are credited against mineral property acquisition costs and exploration and development costs of the related mineral properties.

On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rate in effect at the time of acquisition or issue.  Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions.  Gains or losses arising on currency translation are included in operations in the year they occur.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Future income taxes

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

Share capital

Shares issued for other than cash consideration are recorded at the fair market value based upon the trading price of the shares on the date the agreement to issue the shares was reached.

Stock-based compensation

Effective August 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. For fiscal years beginning after January 1, 2004, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.  The Company has chosen to adopt a prospective application of the new standards whereby it accounts for awards to employees and non-employees based on the fair value method.  During the current year, no stock options were granted.

Earnings per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At July 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from loss per share was 711,111, 260,000 and 260,000, respectively.

Basic earnings per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Where necessary, prior year figures have been reclassified to conform with the current year’s presentation.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

3.

MINERAL PROPERTIES

	2003	2002

Newton Hill Property, British Columbia (a)
Acquisition costs
Balance, beginning of year	$ 1,271	$ 1,271
Written-off during the year	(1,271)	-

Balance, end of year	-	1,271

Ample-Goldmax Property, British Columbia (b)
Acquisition costs
Balance, beginning of year	-	-
Incurred during the year	12,915	-

Balance, end of year	12,915	-

Exploration costs
Balance, beginning of year	-	-
Incurred during the year	8,086	-

Balance, end of year	8,086	-

Quartz Mountain Property, Oregon (c)
Acquisition costs
Balance, beginning of year	-	-
Incurred during the year	-	-

Balance, end of year	-	-

Total mineral property interests	$ 21,001	$ 1,271

(a)

The Company entered into an option agreement to acquire a 100% interest in the Newton Hill property located in the Clinton Mining District in British Columbia.  To earn its interest in the property, the Company was required to issue a total of 100,000 common shares (25,000 issued to date).  The acquisition was also subject to a net smelter returns royalty of 2%.  During the current year, the Company terminated its option, and accordingly, wrote-off its interest in the amount of $1,271.  The Company has no further obligations under the option agreement.

(b)

During the current year, the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  The Company paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and will issue 25,000 common shares every three months thereafter for a period of three years, at the discretion of the Company.  Share payments totalling 75,000 common shares have been issued to date with an additional 25,000 common shares issued subsequent to year end.  Cash payments of Cdn$25,000 are due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  Completion of a Cdn$100,000 work program within twenty-four months is also required.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

3.

MINERAL PROPERTIES (cont’d…)

Shares issued for mineral properties are valued at the closing market value on the date of the commitment to issue the shares.

(c)

During the year ended July 31, 2002, the Company sold 100% of its title, right and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge").  As consideration, Seabridge:

        (i)    issued 300,000 common shares of Seabridge to the Company;

       (ii)    issued 200,000 common share purchase warrants of Seabridge to the Company exercisable by the Company at Cdn$0.90 for a period of two years;

      (iii)    paid US$100,000 to the Company;

      (iv)    will pay a 1% Net Smelter Return royalty to the Company on any production from the property.

This resulted in a gain on sale of mineral property interest of $195,505.

During the period subsequent to the sale of the Quartz Mountain property, the Company held the 300,000 common shares of Seabridge at a book value of $95,506. The Company sold the 300,000 shares received on the sale of the property and the 200,000 shares acquired at Cdn$0.90 each upon exercise of 200,000 share purchase warrants for a gain on disposal of investment in shares of $302,942.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

4.

SHARE CAPITAL

(a)

Stock options and warrants

There were no stock options outstanding at July 31, 2003, 2002 and 2001.

Warrants	Number of Warrants	Price

Balance at July 31, 2000	-	Cdn $ -
Private placement	260,000	Cdn $ 0.10

Balance at July 31, 2001 and 2002	260,000	Cdn $ 0.10
Private placement	711,111	Cdn $ 0.15
Exercised	(260,000)	Cdn $ 0.10

Balance at July 31, 2003	711,111	Cdn $ 0.15

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

4.

SHARE CAPITAL (cont’d…)

(b)

On December 2, 2002, the Company issued 711,111 units at a price of Cdn$0.1125 for gross proceeds of Cdn$80,000.  Each unit is comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase a further common share exercisable until December 2, 2004 at a price of Cdn$0.15.  The Company incurred professional fees of $793 in connection with this share issuance.  The share purchase warrants issued as part of this private placement, have been recorded at a fair value of $9,492 and are included in contributed surplus.

On May 16, 2001, the Company issued a total of 475,994 common shares for total proceeds of $35,032 pursuant to a private placement.  In conjunction with one of the private placements, 260,000 warrants were issued at a price of Cdn$0.10, which were exercised during the current year.

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

Under the Share Bonus Plan, the Board of Directors may issue common shares to full-time employees in respect of meritorious service.  The maximum number of shares that may be issued under the plan in any calendar year may not exceed, in the aggregate, 0.5% of the total number of shares that were issued and outstanding at the end of the preceding calendar year.  Up to 30,000 shares have been reserved for issuance under the Share Bonus Plan.

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

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

5.

RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

(a)

The Company has paid $17,010 (2002 - $11,004; 2001 - $31,408) to a private company, for rent and administrative services, professional fees and geological costs, of which two of the directors of the Company are directors.  During the year ended July 31, 2003, the Company completed a private placement with this private company of 711,111 units comprised of one common share and one share purchase warrant at a price of Cdn$0.1125 per unit.

(b)

The Company has paid $2,065 (2002 - $Nil; 2001 - $Nil) for consulting services to a director and $3,863 (2002 - $4,423; 2001 - $Nil) in legal fees to a law firm in which a director is a partner.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.  These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

6.

INCOME TAXES

At July 31, 2003, the Company had estimated income tax losses available for application against future years’ taxable income of approximately $9,400,000 in the United States which, if unused, will predominantly expire between fiscal years ending 2004 and 2022.  The Company also has tax losses in Canada of approximately $2,500,000, which if unused, will expire between fiscal 2004 and 2010.  The Company also has resource allowance expenditures and capital asset deductions of approximately $3,546,000 and $113,000, respectively, which carry forward indefinitely.  Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, an allowance equal to the amount of the tax asset relating to these amounts has been provided.  Consequently, the income tax benefits resulting from the utilization of these amounts will be recognized in the year in which they are realized for tax purposes.

A reconciliation of income tax expense at the statutory rate of 37.62% (2002 - 42.6%; 2001 – 44.6%) with reported taxes is as follows:

	2003	2002	2001

Income (loss) before income taxes (recovery)	$ 15,971	$ 459,843	$ (51,651)

Income taxes at statutory rates	$ 6,005	$ 195,893	$ -
Income tax recovery at statutory rates	-	-	(23,036)
Unrecognized (recognized) benefit of non-capital losses of subsidiary taxed at a different rate	-	(2,479)	2,479
Unrecognized (recognized) benefit of non-capital losses	(6,005)	(28,887)	20,557
Reduction of taxes due to capital gain	-	(64,527)	-
Reduction of taxes due to resource allowance	-	(100,000)	-
Net income taxes (recovery)	$ -	$ -	$ -

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

6.

INCOME TAXES (cont’d…)

Amounts of future tax assets and liabilities are as follows:

	2003	2002

Tax benefit of:
Losses carried forward – Canada	$ 911,000	$ 370,000
Losses carried forward – United States	3,349,000	3,762,000
Resource allowance	1,255,000	1,501,000
Capital assets	40,400	48,140
	5,555,400	5,681,140
Valuation allowance	(5,555,400)	(5,681,140)

Deferred tax asset	$ -	$ -

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2003	2002	2001
Issuance of share capital for mineral property interest	$ 6,569	$ 1,271	$ -
Receipt of marketable securities on sale of mineral property interest	-	95,506	-

8.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance.  The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes.  As of July 31, 2003, all of the Company's assets and operations are located in British Columbia, Canada, principally in the resource industry.

9.

SUBSEQUENT EVENTS

Subsequent to year end:

a)

The Company issued 25,000 common shares in conjunction with the Ample-Goldmax Mineral Claims option agreement (Note 3).

b)

The Company cancelled the Share Option Plan, Share Bonus Plan and Share Purchase Plan as described in Note 4 (c).  These plans were originally set up pursuant to the rules of the Toronto Stock Exchange.  The Company is currently in the process of adopting a new stock option plan pursuant to the rules of the TSX Venture Exchange.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below:

Consolidated statements of operations, balance sheets and cash flows

	Year ended July 31,
	2003	2002	2001

Income (loss) for the year, Canadian GAAP	$ 15,971	$ 459,843	$ (51,651)
Mineral property acquisition costs	(21,001)	(1,271)	-
Write-off of mineral property interest	1,271	-	-

Income (loss) for the year, US GAAP	$ (3,759)	$ 458,572	$ (51,651)

Basic and diluted earnings (loss) per common share, US GAAP	$ (0.01)	$ 0.05	$ (0.01)
Weighted average shares outstanding, basic and diluted, US GAAP	9,117,231	8,584,807	8,279,690

	July 31, 2003	July 31, 2002

Total assets, Canadian GAAP	$ 520,095	$ 482,554
Mineral property acquisition costs expensed per US GAAP	(21,001)	(1,271)

Total assets – US GAAP	$ 499,094	$ 481,283

Current liabilities, Canadian GAAP and US GAAP	$ 28,542	$ 83,193

Shareholders’ equity, Canadian GAAP	491,553	399,361

Mineral property acquisition costs
2003	(21,001)	-
2002 and earlier	-	(1,271)

Shareholders’ equity, US GAAP	470,552	398,090

Liabilities and shareholders’ equity, US GAAP	$ 499,094	$ 481,283

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated statements of operations, balance sheets and cash flows (cont’d…)

	Year ended July 31,
	2003	2002	2001

Cash flows used in operating activities, Canadian GAAP	$ (39,054)	$ (35,053)	$ (25,850)
Adjustments to mineral properties	(14,432)	-	-

Cash flows used in operating activities, US GAAP	(53,486)	(35,053)	(25,850)

Cash flows used in investing activities, Canadian GAAP	(14,432)	498,450	-
Adjustments to mineral properties	14,432	-	-

Cash flows provided by investing activities, US GAAP	-	498,450	-

Cash flows provided by financing activities, Canadian GAAP
and US GAAP	69,652	-	35,032

Increase in cash and cash equivalents during the year	16,166	463,397	9,182

Cash and cash equivalents, beginning of year	474,187	10,790	1,608

Cash and cash equivalents, end of year	$ 490,353	$ 474,187	$ 10,790

Mineral properties and deferred exploration costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, mineral property expenditures are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Recent accounting pronouncements

In August 2002, the Financial Accounting Standards Board (“FASB”) approved the issuance of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment.  The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.  Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.  Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.  The adoption of this standard had no impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." (“SFAS No. 143”).  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  SFAS No. 143 applies to legal obligations associated with retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. The adoption of this standard had no impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2002,  the Company  adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (“SFAS No. 144”) which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," (“SFAS No. 121”), it retains many of the fundamental provisions of SFAS No. 121. The adoption of this standard had no impact on the Company’s consolidated results of operations, financial position or cash flows.

In August 2002, the Company adopted SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections" ("SFAS No. 145").  SFAS No. 145 revises the criteria for classifying the extinguishment of debt as extraordinary and the accounting treatment of certain lease modifications. The adoption of this standard had no impact on  the Company’s consolidated results of operations, financial position or cash flows.

In January 2003,  the Company  adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (“SFAS No. 146”) which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing any future restructuring costs as well as the amount recognized.  SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The adoption of this standard had no impact on the Company’s consolidated results of operations, financial position or cash flows.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2003

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Recent accounting pronouncements (cont’d…)

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123” (“SFAS No. 148”).  SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS No. 148 is effective for fiscal years ending after December 15, 2002.  The adoption of this standard had no impact on the Company’s consolidated results of operations, financial position or cash flows.

In July 2003, the Company  adopted SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity" (“SFAS No. 150”).  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.  The adoption of this standard had no impact on  the Company’s results of operations, financial position or cash flows.

