Form 20-F
period 2004-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2005-01-31
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2004 (with other information to December 31, 2004 except where noted)

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.
(Exact name of Registrant specified in its charter)

     Suite 1020 – 800 West Pender Street,
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

Number of outstanding shares of the Company’s only class of capital stock as at December 31, 2004:

11,889,426 Common Shares Without Par Value

i

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☒   Item 18 ☐

ii

T A B L E    O F    C O N T E N T S

iii

PART 1

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3	KEY INFORMATION

A.           Selected Financial Data

The following constitutes selected financial data for Quartz Mountain Resources Ltd. (“Quartz” or the “Company”) for the last five fiscal years ended July 31, 2004, in United States dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and US GAAP.

(US$)	As at July 31
Balance Sheet	2004	2003	2002	2001	2000

Total Assets	693,697	520,095	482,554	18,457	3,156
Total Liabilities	22,849	28,542	83,193	80,210	48,290
Working Capital (Deficiency)	670,848	470,552	398,090	(61,755)	(45,136)
Share Capital	20,627,632	20,366,625	20,299,896	20,298,625	20,263,593
Contributed Surplus	64,032	9,492	--	--	--
Deficit	(20,020,816)	(19,884,564)	(19,900,535)	(20,360,378)	(20,308,727)
Shareholders’ Equity
(Deficiency) - Canadian GAAP	670,848	491,553	399,361	(61,753)	(45,134)
Shareholders’ Equity
(Deficiency) - US GAAP	670,848	470,552	398,090	(61,755)	(45,134)

(US$)	Years ended July 31
Operations	2004	2003	2002	2001	2000

Other Items	11,605	11,762	305,296	3	25
Income (loss) – Canadian
GAAP	(136,252)	15,971	459,843	(51,651)	(25,837)
Income (loss) – US GAAP	(115,251)	(3,759)	458,572	(51,651)	(25,837)
Income (loss) from continuing
operations	(136,252)	15,971	459,843	(51,651)	(25,837)
Income (loss) per common
share – Canadian GAAP	(0.01)	0.01	0.05	(0.01)	(0.01)
Income (loss) per common
share – US GAAP	(0.01)	(0.01)	0.05	(0.01)	(0.01)
Weighted average number of
common shares outstanding (3)	10,091,648	9,117,231	8,584,807	8,279,690	8,096,210

Notes:

(1)
The Company follows Canadian GAAP whereby mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Under US GAAP exploration costs are generally written off unless there is a feasibility report which confirms the existence of economic ore making the recovery of costs likely. Note 10 in the notes to the audited consolidated financial statements details the material differences between Canadian GAAP and US GAAP for the fiscal years ended July 31, 2004, 2003 and 2002.

(2)
Statement of Financial Accounting Standards No. 128 Earnings per Share (“SFAS 128”), replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncement. SFAS 128 applied equally to loss per share presentations.

(3)	The Company has never paid dividends on its common shares.

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in United States (“US”) dollars. On December 31, 2004, the Bank of Canada closing rate for the conversion of US Dollars to Canadian Dollars was US$1.00: Cdn$1.2020.

The following table sets out the exchange rates, based on the noon buying rates as certified by the Bank of Canada, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

		Annual Rates		July 31
Period Ended	Average	High	Low	Rate
December 31, 2004	1.2191	1.3968	1.1774	1.3295	(2004)
December 31, 2003	1.4013	1.5645	1.2822	1.3821	(2003)
December 31, 2002	1.5704	1.6132	1.5110	1.5845	(2002)
December 31, 2001	1.5487	1.6023	1.4933	1.5325	(2001)
December 31, 2000	1.4855	1.5583	1.4353	1.4880	(2000)

The following table sets out the high and low exchange rates, based on the noon buying rates as posted by the Bank of Canada (www.bankofcanada.ca), for the conversion of Canadian dollars into United States dollars in effect for the following months:

Month	Low	High
December 2004	1.1858	1.2413
November 2004	1.1774	1.2270
October 2004	1.2197	1.2725
September 2004	1.2639	1.3068
August 2004	1.2963	1.3326

See Item 17 of the accompanying audited year-end financial statements for further details.

B.           Capitalization and Indebtedness

Not applicable

C.           Reasons for the Offer and Use of Proceeds

Not applicable

D.           Risk Factors

No Assurance That A Prospective Property Of Merit Will Be Identified. There is no assurance that a prospective property of merit will be identified, will be available if identified or that the Company will be able to enter into an acquisition agreement. Further, any acquisition will most likely be subject to the Company obtaining additional financing, of which there is assurance. Even if a property is acquired, further funds will be required to fund exploration efforts.

The Company’s Mineral Property Interests Contain No Known Ore. The Company does not currently have an active exploration project, but is actively searching for a new acquisition. The Company holds a 1% net smelter returns royalty on the Quartz Mountain Property, an exploration stage prospect in Oregon. The Company’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the property. There is currently no known body of commercially viable ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by the Company on any of its mineral properties will result in discoveries of commercial quantities of ore.

The Company Has No History of Earnings and No Foreseeable Earnings. The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate paying dividends or being profitable in the foreseeable future.

Going Concern Assumption. The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going concern basis, however unless additional funding is obtained this assumption will have to change. The Company has incurred losses since inception (deficit at July 31, 2004 is $20.0 million), which casts substantial doubt on the ability of the Company to continue as a going concern.

General Mining Risks. If the Company should ever determine ore exists on a property it acquires, then it notes that the mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by the Company. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices, in particular gold and silver prices, have fluctuated widely in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company. These other factors include government regulations relating to price, royalties, and allowable production and importing and exporting of minerals. The operations of the Company may require licences and permits from various governmental authorities. There can be no assurances that the Company will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and eventually operations at its projects. The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing far greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Company’s Share Price is Volatile. The market price of a publicly traded stock, especially a junior resource issuer like the Company, is affected by many variables not directly related to the exploration success of the Company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange suggests that the Company’s shares will continue to be volatile. The ability of the Company to maintain its active status as a Tier 2 Issuer on the TSX Venture Exchange is dependent on its ability to acquire a mineral project for active exploration.

The Company’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. All of the directors and officers of the Company serve as officers and/or directors of other resource exploration companies and are engaged in and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies. Situations may arise where these directors and officers will be in direct competition with the Company. Such conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and on the relative financial abilities and needs of the companies to participate. The success of the Company and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Foreign Jurisdiction Risks. The Company’s activities could be subject not only to risks common to operations in the mining industry, but also the political and economic uncertainties of operating in a foreign jurisdiction. All laws may result in risk such as possible misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of sovereignty over mining, any or all of which could have an adverse impact upon the Company. The Company’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation. The Company’s operations and exploration activities are subject to federal and state laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive.

Likely PFIC Status Has Consequences for United States Investors. Potential investors who are United States (“U.S.”) taxpayers should be aware that the Company expects to be classified for U.S. tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior and may also be a PFIC in subsequent years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See also Item 10E – Passive Foreign Investment Company.

Shares of the Company may be Affected Adversely by Penny Stock Rules. The Company’s stock may be subject to U.S. “penny stock” rules which may make the stock more difficult to trade on the open market. The Company’s common shares currently trade on the TSX Venture Exchange. For further details on the market performance of the Company’s common stock, see “Item 9 The Offer and Listing.” Although the Company’s common stock trades on the TSX Venture Exchange or “TSX Venture”, the Company’s stock may be subject to U.S. “penny stock” rules. A “penny stock” is defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than $5 per share. However, an equity security with a market price under $5 will not be considered a penny stock if it fits within any of the following exceptions:

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

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in the Company’s common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-Nasdaq and non-exchange listed securities. Under this rule, broker/dealers who recommend the Company’s securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5 per share.

Penny stock regulations will tend to reduce market liquidity of the Company’s common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market. The low price of the Company’s common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of the Company’s common stock also limits the Company’s ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Company’s shareholders pay transaction costs that are a higher percentage of their total share value than if the Company’s share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of the Company’s common shares. The Company can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to “penny stock” rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

Potential Equity Dilution. A summary of the Company’s diluted share capital is as follows:

At December 31, 2004, the Company has no outstanding stock options and has a total of 1,510,000 share purchase warrants which are exercisable at a price of Cdn$0.37 until April 19, 2006. These warrants are in-the-money at December 31, 2004 and could be exercised in the future which will likely act as an upside damper on the trading range of the Company’s shares. As a consequence of the passage of time since the date of their original sale and issuance, no shares of the Company remain subject to any hold period restrictions in Canada or the United States as at December 31, 2004. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for the Company’s shares. Dilutive securities represent approximately 12.7% of the Company’s currently issued shares.

ITEM 4	INFORMATION ON THE COMPANY

A.           History and Development of the Company

1.	The legal name of the Company, which is the subject of this 20-F is “Quartz Mountain Resources Ltd.”

2.
Quartz Mountain Resources Ltd. was incorporated on August 3, 1982, in British Columbia, Canada. The Company was originally incorporated as Wavecrest Resources Ltd., but changed its name to Quartz Mountain Gold Corp. on June 18, 1986. On November 5, 1997, the name of the Company was changed from Quartz Mountain Gold Corp. to Quartz Mountain Resources Ltd. and the shares were consolidated on a reverse ten old for one new share basis.

3.	The Company’s business office is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6; telephone (604) 684-6365. The Company was incorporated under and continues to subsist under the laws of the Province of British Columbia. The Company’s registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7 (604) 689-9111.

Unless the context requires otherwise, references herein to the “Company” or “Quartz” includes its subsidiaries. The Company’s common shares were quoted on the United States NASDAQ Small-Cap Issuers Market until May 12, 1994 when it no longer met the minimum listing requirements for this market. The Company’s common shares were listed on The Toronto Stock Exchange, until November 10, 1994, when it no longer met the minimum listing requirements for listing on The Toronto Stock Exchange. Prior to November 15, 1989, the shares were also listed on the Vancouver Stock Exchange. The Company voluntarily removed its share listing from the Vancouver Stock Exchange (now the TSX Venture Exchange) at that time. The Company then traded in Canada on the Canadian Unlisted market. In October 2000 the Canadian Unlisted market was amalgamated into the TSX Venture Exchange. On December 23, 2003, the Company was reclassified as a Tier 2 company and its trading symbol was changed to QZM.V. Currently, the Company’s shares trade on Tier 2 on the TSX Venture Exchange under the symbol QZM.V and the over the counter market and on the Other OTC or “Pink Sheets” in the United States under the symbol QZMRF.

The Company is engaged in the acquisition and exploration of mineral properties, with a principal concentration on gold and silver. In the first three years of its existence the Company was active in the exploration of small gold and silver prospects in Canada but none of these prospects warranted further development. In 1986, the Company acquired the Quartz Mountain gold property located in south central Oregon and until January 2002 most of the Company’s effort was expended on the exploration and maintenance of these claims. Interests in this property and other properties were acquired by direct purchase, lease, and option or through joint ventures. The Company sold the Quartz Mountain property during the fiscal year ended July 31, 2002.

B.           Business Overview

1.           The Company’s Business Strategy and Principal Activities

The Company is a junior resource exploration issuer, and is in the business of acquiring interests in (usually by option) and the exploration of these mineral property interests. During the year ended July 31, 2002, the Company sold its 100% interest in the Quartz Mountain Gold Property (the “Property”), in Lake County, Oregon, to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively “Seabridge”).

At closing, Seabridge issued 300,000 Seabridge common shares, 200,000 Seabridge common share purchase warrants, US$100,000 and a 1% net smelter return (“NSR”) royalty from any future production on the Property. This transaction was approved by consent of the majority of the Company shareholders.

During fiscal 2002, the Company sold the 300,000 common shares of Seabridge that it received in the disposition of its interest in the Quartz Mountain property in Oregon and also exercised the 200,000 common share purchase warrants to acquire 200,000 common shares that it received pursuant to that transaction. The Company subsequently sold the common shares.

The Company does not expect to generate any royalty revenue from operations for several years from the Property, and it is not known at this time when any mining will commence, if at all, on this Property by its current owners. The Company maintained an interest in 67 unpatented mining claims essential to the property and leased land contiguous to these claims. Seabridge or any future owner of the Property will be responsible for all costs relating to the Property and the Company’s interest in the Property is limited to any future NSR that would be forthcoming if or when any mining commences on the Property.

In fiscal 2003, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia. Quartz paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years (100,000 were issued), at the discretion of the Company. Cash payments of Cdn$25,000 were due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date. A Cdn$100,000 work program within 24 months was also required. During the nine months ended April 30, 2004, the

Company did not make the first anniversary payment of Cdn$25,000, and as a result, the property was written off by $23,296, and the property was returned to the vendor of the property.

The Company does not currently have an active exploration project, but is actively searching for a new acquisition. During the last quarter of fiscal 2004, the Company conducted several property investigations of mineral property interests, for a total cost of approximately $42,000. Property investigation costs include geological consulting and travel related to examination of mineral properties. To date, mineral property investigations have not resulted in an acquisition.

The Company continues to review mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company does not have any operating revenue and anticipates that it will rely on sales of its equity securities in order to finance its acquisition and exploration activities.

C.           Organizational Structure

The Company conducts its business affairs through its wholly-owned subsidiaries: Quartz Mountain Gold Inc., a Nevada corporation, and the latter company’s wholly-owned subsidiary Wavecrest Resources Inc., a Delaware corporation.

D.           Property, Plants and Equipment

The Company has no mining or plant equipment.

E.           Glossary of Mining Terms

In this Form 20 F, the following terms have the meanings set forth herein:

1.           Geological Terms

Alteration	Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.
Bedrock	Solid rock exposed at the surface of the earth, or overlain by surficial deposits.
Breccia	Rock made up of angular fragments.
Contact	The place or surface where two different kinds of rocks come together.
Deposit	A natural occurrence of a useful mineral or ore in sufficient extent and degree of concentrating to invite exploitation.
Disseminated	Fine particles of mineral dispersed through the enclosing rock.
Fault	A fracture in a rock along which there has been relative movement either vertically or horizontally.
Feasibility study	Engineering study to determine if a mineral property can be developed at a profit, and the methods to develop it.
Geological mapping	Surveys defining the surface distribution of rock varieties, age relationships and structural features.

Grade	The quality of an ore; in effect, the metal content.
Hectare	A square of 100 metres on each side.
Intrusive	Said of an igneous rock which invades older rocks.
Lode	See “vein”.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Outcrop	An exposure of bedrock at the surface.
Pyrite	Iron sulfide (FeS2 ).
Replacement mineralization	Mineral deposit formed by replacement of previous rock.
Rhyolite	A siliceous volcanic rock with a high potassium in feldspar component.
Siliceous	Said of a rock rich in silica.
Sulfide	A group of minerals in which one or more metals are found in combination with sulfur.
Vein	A tabular or sheet-like body of minerals, which has been intruded into a joint fissure, or system of fissures, in rocks.

2.           Element Symbols

The following mineral symbols may be used in the following technical discussion.

Au – gold	O – oxygen
Ag – silver	Pd – palladium
Cu – copper	Pt – platinum
Fe – iron	Pb – lead
Na – sodium	S – sulphur
Ni - nickel	Zn - zinc

F.           Currency and Measurement

All currency amounts in this Annual Report are stated in United States dollars unless otherwise indicated. (see Item 3 for exchange rate information).

The following measurements may be used.

Ton	Imperial measure equal to 2,000 pounds.

Tonne	Metric measure of mass equal to 1,000 kilograms or 2,204.6 pounds.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= troy ounces
tonnes	1.102	= short tons (2,000 lbs)
grams/tonne	0.029	= troy ounces per ton

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the years ended July 31, 2004 and 2003, and related notes thereto. The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The material differences in generally accepted accounting principles in Canada and the United States are detailed in note 10 of the audited consolidated financial statements.

A.           Operating Results Overview Results of Operations

	Year ended	Year ended	Year ended
	July 31, 2004	July 31, 2003	July 31, 2002
Expenses (Income)
Administrative expenses	$62,963	$10,434	$11,155
Regulatory and transfer agent	22,338	17,023	8,076
Professional fees	16,637	7,550	5,769
Land maintenance fees	-	-	6,700
Foreign exchange loss (gain)	(22,225)	(40,487)	9,258
Mineral property investigations	44,848	-	-
Gain on sale of mineral property	-	-	(195,505)
Write-off of mineral property	23,296	1,271	-
	(147,857)	(4,209)	(154,547)
Other Items
Interest and other income	11,605	11,762	2,354
Gain on disposal of investment in shares	-	-	302,942

Income (loss) for the year	$(136,252)	$15,971	$459,843

Years ended July 31, 2004 and July 31, 2003

The principal factors contributing to the difference between the loss of $136,252 for the year ended July 31, 2004, and the earnings of $15,971 for the year ended July 31, 2003 include:

-
An increase in office and administrative costs from $10,434 in fiscal 2003 to $62,963, due to payment of consulting fees and reimbursement of costs incurred of $40,580, with no comparative expense in fiscal  2003;

-
An increase in mineral property investigation costs from $nil in fiscal 2003 to $44,848 in fiscal 2004, as a  result of new investigations undertaken by the Company in its efforts to acquire a new mineral property;

-
An increase in regulatory and transfer agent costs from $17,023 in fiscal 2003 to $22,338, due to the fees  related to mineral property interests and/or investigation activities, stock exchange fees and other securities  fees;

-	The write off of the Company’s interest in the Ample-Goldmax mineral property (Newton Hill) amounting to $23,296 during the year ended July 31, 2004; and
-
A decrease in foreign exchange gain from $40,487 in fiscal 2003 to $22,225 due primarily to the  strengthening of the Canadian dollar (in which most of the Company’s cash and cash equivalents are held)  against the United States dollar.

Years ended July 31, 2003 and July 31, 2002

The principal factors contributing to the difference between the earnings of $15,971 for the year ended July 31, 2003, and the earnings of $459,843 for the year ended July 31, 2002, include:

-	An increase in regulatory and transfer agent expense from $8,076 in fiscal 2002 to $17,023, due to the fees related to mineral property interests, stock exchange fees and other securities fees;
-	A decrease in land maintenance fees from $6,700 in fiscal 2002 to $ Nil in fiscal 2003 due to the sale of the Quartz Mountain property in Oregon;
-	Foreign exchange gains on accounts payable of $40,487 during the year;
-	A gain on disposal of $195,505 of the Quartz Mountain property in Oregon in fiscal 2002 compared to a write-down of the Newton Hill property of $1,271 in fiscal 2003, and
-	A gain on disposal of investment in shares of $302,942, with no comparative gain in fiscal 2003.

B.           Liquidity and Capital Resources

At July 31, 2004, the Company’s cash equivalents amounted to $686,386 an increase of $196,033 from the previous year end. The major contributors to the change in net cash position during the year ended July 31, 2004 were:

-	Operating expenses, which utilized cash of $117,219; and
-	A financing of 1,510,000 common shares at a price of Cdn$0.28 per share to provide $313,252 to the treasury (net of issue costs).

The Company currently has sufficient working capital to fund administrative costs for the next twelve months and to conduct property acquisition investigation activities. Additional working capital will be required to fund any major acquisition undertaken. The Company does not have sufficient funding at this time to conclude a major acquisition.

At July 32, 2003, the Company’s cash equivalents amounted to $490,353, an increase of $16,166 from the prior year end. The major contributors to the change in net cash position during the year ended July 31, 2003, were operating expenses, which utilized cash of $39,054; and a financing, consisting of 711,111 common shares at a price of Cdn$0.1125 per share, which provided $69,652 to the treasury (net of issue costs).

The Company retains a 1% net smelter returns royalty (“NSR”) in the Quartz Mountain Property which it sold during the year ended July 31, 2002. The Company does not expect to generate royalty revenue from operations for several years from the Quartz Mountain Property, and it is not known at this time when any mining will commence, if at all, on this property. The size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims. Seabridge Resources Ltd, the purchaser, is responsible for all costs relating to the Quartz Mountain Property and the Company’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

The inactive status of the Company was removed effective at the opening on January 29, 2003. Effective at the opening on January 29, 2003, the Company’s trading symbol changed from YQZ.T to YZQ. With effect from December 23, 2003 the Company’s trading symbol changed to QZM.

During the year ended July 31, 2003, the Company entered into a non-brokered private placement of 711,111 units at Cdn$0.1125 per unit with Hunter Dickinson Inc., a private company with certain directors in common with the Company. Each unit consisted of one common share and one share purchase warrant, with one warrant entitling the holder to purchase one common share of the Company at Cdn$0.15 per share during the 24 months subsequent to closing of the placement. On November 8, 2004, these warrants were exercised and 711,111 shares were issued.

On April 19, 2004, the Company issued 1,510,000 units at a price of Cdn$0.28 for gross proceeds of Cdn$422,800. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase a further common share exercisable until April 19, 2006, at a price of Cdn$0.37 per common share.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or the proceeds from the sale of its common shares will provide sufficient funds for all of its cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

As at January 31, 2005, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital. Any new acquisition must rely financing such as the sale of common shares to provide sufficient working capital.

The Company is in the exploration and development stage and has not earned any revenue from mining operations and no revenue is expected to be generated in the foreseeable future.

Financial Instruments

The Company holds its financial instruments predominantly denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of the Company’s current expenditures are invested in Government of Canada or like debt obligations and other short term near-cash investments pending the use of those funds.

The Company does not have any material commitments for capital expenditures and, accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

The Company estimates that the cost of maintaining its corporate administrative activities is approximately $100,000 per year, if the Company does not commence any exploration programs on any property which it acquires. This is an estimated minimum annual cost to maintain the Company. Any exploration program would require funds above these minimum administration costs which include office, legal, audit, filing, and transfer agent fees.

C.           Research Expenditures

The Company does not have a program of intellectual property development or patenting or licensing issues as its primarily activity is the acquisition and exploration of mineral properties.

D.           Trend Information

The Company’s only property interest is a net smelter royalty in an exploration property which is a gold prospect. Average prices for precious metals have increased significantly from 2003. The average gold price for the year-to-date is US$399/oz, compared to US$364/oz in 2003.

E.           Off – Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

As used in this Item 5.E., the term off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the company is a party, under which the company has:

(a)
Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) (“FIN 45”), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b)	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c)
Any obligation under a derivative instrument that is both indexed to the company’s own stock and classified in stockholders’ equity, or not reflected, in the company’s statement of financial position; or

(d)
Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.

F.           Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital Finance/Lease	Nil	Nil	Nil	Nil	Nil
Operating Lease	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other long-term liabilities reflected on the Company’s balance sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

G.           Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The names, positions, offices with the Company, business experience, and periods of service of all directors and executive officers are stated below. As at December 31, 2004, there were five directors of the Company.

Name, Position with the Company and Province and Country of Residence	Period as a Director of the Company	Shares Beneficially Owned or Controlled(1)
David S. Jennings, Ph.D. President, Chief Executive Officer and Director Bowen Island, British Columbia, Canada	Since August l, 1986	3,962,424
Rene G. Carrier Director North Vancouver, British Columbia, Canada	Since January 19, 2000	110,000
Brian F. Causey Director Tsawwassen, British Columbia, Canada	Since January 30, 2003	Nil
Shannon M. Ross Vice President and Director Burnaby, British Columbia, Canada	Since January 31, 1997	253,353
Gordon J. Fretwell Director West Vancouver, British Columbia, Canada	Since January 30, 2003	Nil

Notes:

1.	This information has been provided by the individual directors as provided by them on www.sedi.ca. The Company cannot and has not verified these figures.

Directors are elected to serve until the next annual meeting of shareholders. Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

There are no family relationships between any director, executive officer or any nominee to be a director or executive officer.

There is no arrangement or understanding with major shareholders or others pursuant to which any director or officer was selected as a director or member of senior management.

David S. Jennings, Ph.D. – President, Chief Executive Officer and Director

Dr. Jennings is a mineral deposits geologist holding a B.Sc. (Hons.) degree in geology from Lehigh University and a Ph.D. degree in geology from McMaster University. He has 29 years of major and junior company experience focusing on major project acquisitions, evaluations and explorations discovery. Dr. Jennings is employed by and a director of Hunter Dickinson Inc., a company providing management and administrative services to publicly traded companies focusing on major project acquisitions, evaluations and explorations discovery. He is a member of management of several exploration companies.

Dr. Jennings is, or was within the past years, an officer and/or director of the following public companies: Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd., Director (July 1991 to present), President (July 1991 to September 2000), Chief Financial Officer (June 1996 to December 1997); Great Basin Gold Ltd., Director (June 2001 to present); Quartz Mountain Resources Ltd., President, Chief Executive Officer (May 1988 to present), Director (August 1986 to present); Cornucopia Resources Ltd., Vice-President Exploration (September 1991 to March 1996), Director (June 1986 to January 1999); Continental Minerals Corporation, Director (June 1998 to February 2001); and Taseko Mines Limited, Director (November 4, 1998 to February 2001).

Rene G. Carrier – Director

Mr. Carrier is a past Vice-President of Pacific International Securities Inc. where he worked from 1981 to 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is an officer and/or director of the following public companies: Acrex Ventures Ltd. (September 2000 to present); Chartwell Technology Inc., Director (June 1991 to present); Continental Minerals Corporation, Director (February 2001 to present); Quartz Mountain Resources Ltd., Director (January 2000 to present); Rockwell Ventures Inc., Director (April 1993 to present) and President (April 1993 to November 2000).

Brian Causey, B.Comm., C.A. - Director

Mr. Causey holds a B.Comm. degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971. Formerly a partner Peat Marwick Thorne (now KPMG LLP) (1969-1977), Mr. Causey is currently the Director of Project Finance for Hunter Dickinson Inc., a position he was appointed to in 2001.

Mr. Causey was within the past years, an officer of the following companies: B.C. Packers Ltd. (George Weston Group), Vice-President, Finance (1977-1981) and Zenith Transport Ltd., President and Chief Executive Officer (1981-2001).

Shannon M. Ross, C.A. – Vice President, Principal Accounting Officer, Secretary and Director

Ms. Ross is a Chartered Accountant and has been Vice President, Corporate Affairs of the Company since February 1990. She is also Secretary to the Company.

Ms. Ross was in the past, Controller of Dia Met Minerals Ltd (January 1999 to July 1999) and Corporate Secretary (March 1999 to July 1999) to same; and Controller of Hunter Dickinson Inc. (July 1996 to January 1999).

Since June 2001, Ms. Ross has been Chief Financial Officer of Northern Orion Explorations Ltd, since January 2000, Chief Financial Officer and Secretary for Sultan Minerals Inc., Valerie Gold Resources Ltd., Emgold Mining Corporation and Cream Minerals Ltd.

Gordon J. Fretwell, B.Comm., L.L.B. – Director

Mr. Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has since 1991 been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past years, an officer and/or director of the following public companies: Bell Resources Corporation, Director and Secretary (September 1998 to present); Copper Ridge Explorations Inc., Director and Secretary (August 1999 to present); International Antarex Metals Ltd., Director (December 2000 to September 2002); Continental Minerals Corporation (formerly Continental Mountain Gold Limited), Director (February 2001 to present); Rockwell Ventures Inc., Director (March 1998 to present); Tri-Alpha Investments Ltd., Director and Secretary (July 2001 to present), Foran Mining Corp., Director (February 1998 to March 2000), Merit Industries Inc., Director (October 1999 to February 2000), La Teko Resources Ltd., Director (November 1995 to February 1999) and Icon Industries Limited (December 2000 to present).

T. Barry Coughlan, B.A. – Nominee at December 31, 2004, who was elected to the Board on January 21, 2005

T. Barry Coughlan is a self-employed businessman and financier, who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the following companies: Farallon Resources Ltd., Director (March 1998 to present); Great Basin Gold Ltd., Director (February 1998 to present); Taseko Mines Limited, Director (February 2001 to present); AMS Homecare Inc., Director (November 2001 to present); Casamiro Resource Corp., Director (February 1995 to August 2002); Tri-Alpha Investments Ltd., President, Chief Executive Officer and Director (June 1986 to present); and Icon Industries Ltd., President, Chief Executive Officer and Director (September 1991 to present).

B.           Compensation

During fiscal 2004, there were two executive officers of the Company - David S. Jennings and Shannon M. Ross. A total of C$50,000 in cash compensation was paid for services provided by the executive officers in all capacities to the Company during the year ended July 31, 2004.

Directors of the Company do not receive any fee or other compensation for attending meetings of the Board of Directors. The Directors are however reimbursed for actual expenses incurred in connection with attending such meetings. Directors are eligible to receive options to purchase common shares of the Company.

The Company has not set aside or accrued any funds during the last fiscal year to provide pension, retirement or similar benefits for any director, officer, consultant, or employee. The Company has instituted no pension or retirement benefits and none are proposed at this time.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors, but which was formalized under the rules of the Toronto Stock Exchange. The Company presented an amendment to the plan which was approved by shareholders at the Company’s annual general meeting held in January 2004 pursuant to the rules of the TSX Venture Exchange. There are no options outstanding under the current plan at this time. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Stock options are a significant component of the compensation received by directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

“Named Executive Officer” means each the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers (other than each Chief Executive Officer and Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

David S. Jennings, the Company’s President and Chief Executive Officer, and Shannon M. Ross, the Company’s Vice-President, Chief Financial Officer and Secretary, are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

The Company paid C$50,000 (US$40,580) for consulting services and reimbursement of expenses to a private company controlled by Shannon Ross and US$606 for consulting services to a private company controlled by Rene Carrier in the year ended July 31, 2004.

The Company paid US$19,776 for rent and administrative services, professional fees and geological costs to Hunter Dickinson Inc, a private company with certain directors in common with the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represents the amount of consideration established and agreed to by the related parties.

There are no other arrangements under which directors are or were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

Summary Compensation Table
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
David S. Jennings, Ph D President and Chief Executive Officer	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Shannon M. Ross Vice-President, Chief Financial Officer and Secretary	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	US$40,580(1) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

1.           This amount was paid to 583559 B.C. Ltd., a private company controlled by Shannon Ross, for consulting services.

The Company does not have a long-term incentive plan pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid.

There were no options granted during the most recently completed financial year.

The Named Executive Officers did not exercise any options during the most recently completed financial year.

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company’s most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

C.           Board Practices

All directors, other than Shannon Ross (who did not stand for re-election), were re-elected at the last annual and extraordinary general meeting held on January 21, 2005 and have a term of office expiring at the next annual general meeting of the Company expected to be held in January 2006. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

The Company or any of its subsidiaries have no directors’ service contracts providing for benefits upon termination of employment.

The Company does not have an Executive Committee of its directors. The Company is required to have an Audit Committee and the current members of that committee are David S. Jennings, Brian F. Causey and Rene G. Carrier.

The audit committee is elected annually by the directors of the Company at the first meeting of the board held after the Company’s annual general meeting. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

The Company has no remuneration committee.

D.           Employees

At July 31, 2004, and each of the past three years, the Company has had no employees and has contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of Hunter Dickinson Inc., a private company with certain directors in common with the Company.

E.           Share Ownership

(a)           Share Ownership

At December 31, 2004 directors and officers of the Company held an aggregate of 4,325,777 shares (36.4% of the then issued and outstanding shares). See Item 6(A) above. There are no stock options outstanding which have been granted to directors and officers of the Company.

(b)           Share Purchase Plan and Share Option Plan

A stock option plan pursuant to the rules of the TSX Venture Exchange (the “TSXV”) was presented to and approved by shareholders at the Company’s Annual General Meeting held on January 21, 2004. Details of the plan are presented below.

Share Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, management of the Company proposed, and shareholders adopted a new share option plan (the “Plan”). Under the Plan, a total of up to 1,900,000 shares of the Company (which represent approximately 20% of the Company’s outstanding shares) have been reserved for share incentive options to be granted at the discretion of the Company’s board of directors to eligible optionees (the "Optionees"). At the date of this Form 20-F there are no options outstanding pursuant to this plan.

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

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed Shares of the Company in a one year period.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The Company’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Company does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, the Company is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2004, the Company had authorized 60,000,000 common shares without par value of which 11,889,426 were issued and outstanding.

The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of December31, 2004, by (i) each shareholder known to be the beneficial owner of more than 5% of the common stock and (ii) the officers and directors as a group indirectly, by any other corporation or by any foreign government.

		Percentage Beneficially
Identity of Person or Group	Shares	Owned of Class
David S. Jennings (1)
Bowen Island, British Columbia	3,962,424	33.3%

Hunter Dickinson Inc.(2)
Vancouver, British Columbia	711,111	6.0%

Notes:

1.	Dr. Jennings is a director and officer of the Company.
2.	Hunter Dickinson Inc. is a private company with certain directors and officers in common.

The Company’s major shareholders do not have any different voting rights than other shareholders.

To its knowledge, the Company is not owned or controlled, directly or indirectly, by any other corporation or foreign government, and there are no other arrangements which may, at a subsequent date, result in a change in control of the Company.

All other known shareholders with greater than 5% are brokerage clearinghouses.

As of December 31, 2004, directors and officers of the Company as a group (five persons) owned or controlled an aggregate of 4,325,777 common shares (36.4%) of the Company.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of the Company's shares) are required to file insider reports of changes in their ownership within 10 days of a trade in the

Company's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, P.O. Box 10142 Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia Canada V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

The following lists the geographical distribution of shareholders at December 31, 2004:

	Number of registered
Location	shareholders	Number of shares

Canada	34	10,213,751

United States	1,547	1,437,121

Other	14	238,554

Total	1,595	11,889,426

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

B.           Related Party Transactions

During the year, the Company entered into the following transactions with related parties:

(a)
The Company has paid $19,776 (2003 - $17,010; 2002 - $11,004) to Hunter Dickinson Inc. (“HDI”), a private company with certain directors in common with the Company, for rent and administrative services, professional fees and geological costs. During the year ended July 31, 2003, the Company completed a private placement with this private company of 711,111 units comprised of one common share and one share purchase warrant at a price of Cdn$0.1125 per unit.

In November 2004, HDI exercised its warrants and purchased 711,111 common shares at a price of Cdn$0.15 per share.

(b)	The Company has paid $606 (2003 - $2,065; 2002 - $Nil) for consulting services to a director and $Nil (2002 - $3,863; 2002 - $4,423) in legal fees to a law firm in which a director is a partner.

(c)
The Company paid $40,580 (2003 - $Nil; 2002 - $Nil) in consulting fees and reimbursement of expenses to a private company controlled by a director and officer of the Company, which is included in administration expenses.

(d)
During the year ended July 31, 2004, 710,000 units of a private placement completed during the year were subscribed to by directors of the Company or to directors of a private company performing administrative and other services to the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Other than disclosed herein, no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended July 31, 2004.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements”.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to the Company’s knowledge; no material legal proceedings involving the Company or its subsidiaries are to be initiated against the Company.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for administration expenses and mineral property investigations.

B.           Significant Changes

The Company had no significant changes in its activities during the year ended July 31, 2004.

ITEM 9	THE OFFER AND LISTING

A.           Offer and Listing Details

          1.           Trading Markets

Fiscal	Period ended		High	Low
Year			(Cdn$)	(Cdn$)
	Annual
2002	Twelve months	To July 31, 2004	0.55	0.145
2003	Twelve months	To July 31, 2003	0.28	0.10
2002	Twelve months	To July 31, 2002	0.20	0.04
2001	Twelve months	To July 31, 2001	0.25	0.10
2000	Three months	To July 31, 2000	0.40	0.30

	By Quarter
2005	Second quarter	To January 5, 2005	0.51	0.38
	First quarter	October 31, 2004	0.68	0.36

2004	Fourth quarter	July 31, 2004	0.55	0.45
	Third quarter	April 30, 2004	0.50	0.365
	Second quarter	January 31, 2004	0.40	0.21
	First quarter	October 31, 2003	0.25	0.145

Fiscal		Period ended	High	Low
Year			(Cdn$)	(Cdn$)
2003	Fourth quarter	July 31, 2003	0.13	0.12
	Third quarter	April 30, 2003	0.15	0.12
	Second quarter	January 31, 2003	0.20	0.10
	First quarter	October 31, 2002	0.28	0.11

	Monthly
	December 2004		0.47	0.38
	November 2004		0.51	0.41
	October 2004		0.68	0.41
	September 2004		0.50	0.37
	August 2004		0.50	0.36
	July 2004		0.45	0.45

The Company’s share trading information is also available through free Internet search services (eg– http://finance.yahoo.com, enter QZM.V). The trading prices on the Other OTC or Pink Sheets market are similar to the Canadian prices allowing for a currency exchange factor. Trading on the Other OTC had a 52 week high to December 31, 2004, of US$0.489 and a 52 week low of US$0.195. The close price on December 31, 2004, was US$0.32. The 52-week trading range ending on December 31, 2004, on the TSX Venture Exchange ranges from $0.29 to $0.68.

B.           Plan of Distribution

Not applicable

C.           Markets

The Common Shares are listed and traded in Canada on Tier 2 on the TSX Venture Exchange under the symbol QZM.V. The transition to Tier 2 became effective December 23, 2003. Prior to this, the Company traded on Tier 3, under the symbol YQZT.V on the TSX Venture Exchange. The shares are quoted under the symbol QZMRF.PK on the Over-The-Counter market in the United States.

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are no such limitations imposed by the Company’s Memorandum, Articles or contracts of which the management of the Company is aware.

D.           Selling Shareholders

Not applicable

E.           Dilution

Not applicable

F.           Expenses of the Issue

Not applicable

ITEM 10	ADDITIONAL INFORMATION

A.           Share Capital

Not applicable

B.           Memorandum and Articles of Association

This information has been previously disclosed in the Company’s Annual Report on Form 20-F dated January 28, 2003.

C.           Material Contracts

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

D.           Exchange Controls

The Company is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Company’s Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 exceeds Cdn$237 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including:

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)
an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the Common Shares, remained unchanged.

E.           Taxation

1.           Material Canadian Federal Income Tax Consequences for United States Residents

The following discussion summarizes the material Canadian federal income tax consequences which are generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

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

2.           Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

3.           Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of the Company’s issued shares of any class or series.

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

4.           United States Tax Consequences

a.           United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, we urge holders and prospective holders of common shares of the Company should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

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

b.           U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Company. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

c.           Distribution on Common Shares of the Company

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). The dividend distributions are not currently expected to be "Qualified Dividends" subject to reduced U.S. tax rates. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). The Company does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

d.           Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company are urged to consult their own tax advisors regarding their individual circumstances.

e.           Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

f.           Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

g.           Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

h.           Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

i.           Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company appears to have been a PFIC for the fiscal year ended July 31, 2001, and at least certain prior fiscal years. In addition, the Company expects to qualify as a PFIC for the fiscal year ending July 31, 2003, and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat the Company as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of the Company in which the Company is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, the Company must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. The Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to the Company. The Company urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a U.S. Holder makes a QEF election and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of the Company (i) which began after December 31, 1986, and (ii) for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then the Company will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders are urged to consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of the Company are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of the Company, certain adverse rules may apply in the event that both the Company and any foreign corporation in which the Company directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. The Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of the Company that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Company (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Company (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from the Company and does not dispose of its common shares. The Company strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Company is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

j.           Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable

H.           Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Company, Suite 1020, 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of the Company. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing at www.SEDAR.com.

I.           Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.           Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives and given that the Company keeps its excess funds in high-grade short-term instruments it does not have significant or unusual financial market risks.

B.           Exchange Rate Sensitivity

The majority of the Company’s operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars. The Company does not hedge this risk, and it does not consider this exposure to be material in the context of its operations.

C.           Interest Rate Risk and Equity Price Risk

The Company is equity financed and does not have any debt.

D.           Commodity Price Risk

While the value of the Company’s resource properties, if any, can always be said to relate to the price of precious metals and the outlook for same, the Company does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable

B.           Warrants and Rights

Not applicable

C.           Other Securities

Not applicable

D.           American Depositary Shares

Not applicable

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

As a consequence of the Sarbanes-Oxley Act of 2002, the Company’s principal executive and financial officers are required to review the Company’s internal controls and corporate disclosure controls and procedures based on their evaluation as of a date within 90 days prior to the filing of the Annual Report. As of the date of filing of this Annual Report the executive and financial officers are currently reviewing the Company’s controls and procedures and establishing policies in regard to them. It is not currently possible to provide a conclusion; however the Company notes that its relatively modest asset base and limited number of transactions suggests that sophisticated financial and disclosure controls and procedures will not be warranted for the Company. The Company’s financial procedures require that two officers or directors sign all payments and other banking documents and the executive officers are able to personally review all material payments made by the Company. Exploration results are reviewed by the Company’s consulting geologists and its Chief Executive Officer and other board members on a need-to-know basis and are otherwise kept confidential prior to any dissemination of these results.

There have not been any significant changes in the Company’s internal controls or other factors that could significantly affect these controls over the last several years.

The Company expects to further formalize and document controls and procedures in the ensuing fiscal year as a consequence of the executive review.

ITEM 15	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.           Audit Committee Financial Expert

The board of directors has determined that Mr. Brian Causey is a member of the audit committee of the Company who qualifies as a "financial expert” based on his education and experience. Mr. Causey is "independent", as the term is defined by the American Stock Exchange, which is a national securities exchange.

B.           Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics is appended as an exhibit to this Form 20-F.

C.           Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services. The figures in the table below are expressed in Canadian Dollars.

Services:		Year ended
		July 31, 2004		July 31, 2003
Audit Fees	C$	20,500	C$	C$ 21,500
Audit Related Fees		—		—
Tax Fees		2,300		2,350
All Other Fees		—		—
	C$	22,800	C$	C$ 23,850

Audit related fees comprise of fees billed for assurance and advisory services related to the annual audit.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.           Exemptions from Listing Standards for Audit Committees

Not applicable

E.           Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None

PART III

ITEM 17	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)	Independent Auditors’ Report on the consolidated balance sheets as at July 31, 2004 and 2003, and the consolidated statements of operations, cash flows and shareholders’ equity (deficiency) for the years ended July 31, 2004, 2003 and 2002;

(2)	Consolidated balance sheets as at July 31, 2004 and 2003;

(3)	Consolidated statements of operations for the years ended July 31, 2004, 2003 and 2002;

(4)	Consolidated statements of cash flows for the years ended July 31, 2004, 2003 and 2002;

(5)	Consolidated statement of shareholders’ equity (deficiency) for the years ended July 31, 2004, 2003 and 2002; and

(6)	Notes to the consolidated financial statements.

A reconciliation to Unites States generally accepted accounting principles has been presented in note 10 of the financial statements.

ITEM 18	FINANCIAL STATEMENTS

NOT APPLICABLE    . See Item 17.

ITEM 19	EXHIBITS

Key to the following document types:

1.	Articles of Incorporation and Memorandum of the Company.

2.	Other Instruments defining the rights of the holders of equity or debt securities.

3.	Voting trust agreements.

4

a.
Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

b.

(i)
Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price;

		(ii)	contracts on which the Company’s business is substantially dependent;

		(iii)	contracts for the acquisition or sale of property exceeding 15% of the Company’s fixed assets; and

		(iv)	material leases.

	c.	Management Contracts, compensation plans.

5. - 9.	Not applicable.

10.	Other

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Type of
Document	Description

1	Certificate of Incorporation and Memorandum, as amended, June 5, 1986, (incorporated by reference to Exhibit 3 to the Company’s Statement of Form 10, Commission File No. 0-15490).

1	Articles July 28, 1982, (incorporated by reference to Exhibit 3 to the Company’s Statement on Form 10, Commission File No. 0-15490).

1	Certificate of Change of Name, November 5, 1997.

1	Articles, July 28, 1982 (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form 10, Commission file No. 0-15490).

Type of
Document	Description

10
Quartz Mountain Resources Ltd. Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 4 to the Company’s Form S-8 Registration Statement dated November 27, 1989, Commission File No. 33-32388).

10	Indemnity Agreement dated February 1989, between the Company and David S. Jennings (incorporated by reference to Exhibit 10(a) to the Company’s Form S-8 Registration No. 33-32388).

10	Letter Agreement dated August 21, 1995, between Wavecrest Resources, Inc. and Newmont Exploration Limited. (Incorporated by Reference to Exhibit 10.1 on the Company’s Form 8-K dated August 21, 1995).

10
Exploration, Development and Mining Operations Agreement dated December 31, 1995, between Newmont Exploration Limited and the Company. (Incorporated by Reference to Exhibit 10.1 on the Company’s Form 10-QSB dated April 30, 1996.)

Exhibits included as part of this Form 20-F are as follows:

Type of
Document	Description

99.1	Audited financial statements of the Company

	(1)	Independent Auditors’ Report on the consolidated balance sheets as at July 31, 2004 and 2003, and the consolidated statements of operations, cash flows and shareholders’ equity (deficiency) for the years ended July 31, 2004, 2003 and 2002;

	(2)	Consolidated balance sheets as at July 31, 2004 and 2003;

	(3)	Consolidated statements of operations for the years ended July 31, 2004, 2003 and 2002;

	(4)	Consolidated statements of cash flows for the years ended July 31, 2004, 2003 and 2002;

	(5)	Consolidated statement of shareholders’ equity (deficiency) for the years ended July 31, 2004, 2003 and 2002; and

	(6)	Notes to the consolidated financial statements.

11.1	Code of Ethics

10.1	Audit Committee Charter

10.2	Geological and Management Services Agreement between Hunter Dickinson Inc. and the Company

Certification documents included as part of this Form 20-F are as follows:

Type of
Document	Description

12.1	302 Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 dated January 21, 2005

12.2	302 Certification of the Principal Accounting Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 dated January 21, 2005

13.1
906 Certification of the Chief Executive Officer and Principal Accounting Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code dated January 21, 2005

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

Per:

“Shannon M. Ross”
Shannon M. Ross
Principal Accounting Officer

Dated: January 21, 2005