Form 20-F
period 2005-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2006-01-10
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2005 (with other information to November 30, 2005 except where noted)

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

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

Number of outstanding shares of the Company’s only class of capital stock as at November 30, 2005:

11,889,426 Common Shares Without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item Registrant has elected to follow:

 Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☒ No ☐

T A B L E   O F   C O N T E N T S

PART 1
GENERAL

In this Annual Report on Form 20-F, all references to “we”, the “Company” or “Quartz” refer to Quartz Mountain Resources Ltd. and its consolidated subsidiaries.

The Company uses the United States dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in United States dollar, unless otherwise indicated.

Except as noted, the information set forth in this Annual Report is as of November 30, 2005 and all information included in this document should only be considered correct as of such date.

NOTE ON FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this Annual Report constitutes forward-looking statements. When used in this Annual Report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Quartz to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those factors discussed in the section entitled “Risk Factors”. Although Quartz has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this Annual Report speak only as to the date hereof. Quartz does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

The following table presents selected financial data derived from the audited consolidated financial statements of Quartz for the last five fiscal years ended July 31, 2005, 2004, 2003, 2002, and 2001.

Quartz’s annual financial statements have been audited by its current independent registered public accounting firm, Davidson and Company, Chartered Accountants. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 10 to the annual financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) as they relate to Quartz and reconciliation of Quartz’s financial statements to US GAAP.

Balance Sheet	As at July 31
(in US$)	2005	2004	2003	2002	2001
		(restated(1) )	(restated(1) )
Total Assets
Canadian GAAP	687,281	693,697	512,009	482,554	18,457
US GAAP(2)	687,280	693,697	499,094	481,283	18,455
Total Liabilities
Canadian GAAP	12,659	22,849	28,542	83,193	80,210
US GAAP	12,659	22,849	28,542	83,193	80,210
Working Capital (Deficiency)
Canadian GAAP	674,621	670,848	470,552	398,090	(61,755)
US GAAP	674,621	670,848	470,552	398,090	(61,755)
Share Capital
Canadian GAAP	20,726,303	20,627,632	20,366,625	20,299,896	20,298,625
US GAAP	20,726,303	20,627,632	20,366,625	20,299,896	20,298,625
Contributed Surplus
Canadian GAAP	54,540	64,032	9,492	–	–
US GAAP	54,540	64,032	9,492	–	–
Deficit
Canadian GAAP	(20,106,221)	(20,020,816)	(19,892,650)	(19,900,535)	(20,360,378)
US GAAP	(20,106,222)	(20,020,816)	(19,905,565)	(19,901,806)	(20,360,380)
Shareholders’ Equity
(Deficiency)
Canadian GAAP	674,622	670,848	483,467	399,361	(61,753)
US GAAP	674,621	670,848	470,552	398,090	(61,755)

Statement of Operations	Years ended July 31
(in US$)	2005	2004	2003	2002	2001
		(restated(1) )	(restated(1) )
Interest income
Canadian GAAP	15,127	11,605	11,762	305,296	3
US GAAP	15,127	11,605	11,762	305,296	3
Income (loss)
Canadian GAAP	(85,405)	(128,166)	7,885	459,843	(51,651)
US GAAP(2)	(85,406)	(115,251)	(3,759)	458,572	(51,651)

Statement of Operations	Years ended July 31
(in US$)	2005	2004	2003	2002	2001
		(restated(1) )	(restated(1) )
Income (loss) from continuing
operations
Canadian GAAP	(85,405)	(128,166)	7,885	459,843	(51,651)
US GAAP(2)	(85,406)	(115,251)	(3,759)	458,572	(51,651)
Income (loss) per common
share(4)
Canadian GAAP	(0.01)	(0.01)	0.00	0.05	(0.01)
US GAAP(3)	(0.01)	(0.01)	0.00	0.05	(0.01)
Weighted average number of
common shares outstanding
Canadian GAAP	11,694,601	10,091,648	9,117,231	8,584,807	8,279,690
US GAAP	11,694,601	10,091,648	9,117,231	8,584,807	8,279,690

Notes:

(1)

During the year ended July 31, 2005, the Company changed its accounting policy from capitalizing (deferring) mineral property expenditures to charging these costs to earnings in the period incurred. This change in accounting policy is applied retroactively and the amounts presented for these prior periods have been restated for this change. The effect of this change is to reduce loss for the year ended July 31, 2004 by $8,086 and to reduce income for the year ended July 31, 2003 by $8,086. There was no impact to opening deficit for the year ended July 31, 2005. For more information, see note 4 in the notes to the audited consolidated financial statements for the years ended July 31, 2005, 2004 and 2003.

(2)

The Company follows Canadian GAAP whereby mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Under US GAAP exploration costs are generally written off unless there is a feasibility report which confirms the existence of economic ore making the recovery of costs likely. Note 10 of the audited consolidated financial statements provides descriptions of the material differences between Canadian GAAP and US GAAP for the fiscal years ended July 31, 2005, 2004 and 2003.

(3)

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

(4)	The Company has never paid dividends on its common shares.

The following foreign exchange information is provided for the convenience of Canadian readers.

On November 30, 2005, the Bank of Canada closing rate for the conversion of United States Dollars to Canadian Dollars (“Cdn”) was US$1.00:Cdn$ 1.1669.

The following table sets out the average exchange rates for the conversion of United States dollars into Canadian dollars for the periods shown (calculated by using the average of the exchange rates on the last day of each month in such periods), based on the noon buying rates as posted by the Bank of Canada.

Average Exchange Rate For the Fiscal Year
Fiscal Year Ended
July 31, 2005	1.2361
July 31, 2004	1.3355
July 31, 2003	1.4919
July 31, 2002	1.5722
July 31, 2001	1.5234

The following table sets out the high and low exchange rates, based on the noon buying rates as posted by the Bank of Canada, for the conversion of United States dollars into Canadian dollars in effect for the following months:

Month	High	Low
November 2005	1.1961	1.1657
October 2005	1.1887	1.1659
September 2005	1.1882	1.1611
August 2005	1.2187	1.1889
July 2005	1.2432	1.2051
June 2005	1.2577	1.2256

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

The securities of Quartz are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Quartz for a prospective investor should not consider an investment in Quartz unless the investor is capable of sustaining an economic loss of the investment.

No Assurance That A Prospective Property Of Merit Will Be Identified. There is no assurance that a prospective property of merit will be identified, will be available if identified or that the Company will be able to enter into an acquisition agreement. Further, any acquisition will most likely be subject to the Company obtaining additional financing, of which there is no assurance. Even if a property is acquired, further funds will be required to fund exploration efforts.

The Company’s Mineral Property Interests Contain No Known Ore. The Company does not currently have an active exploration project, but is searching for a new acquisition. The Company holds a 1% net smelter return royalty (“NSR”) on the Quartz Mountain Property, an exploration stage prospect in Oregon. The Company’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the property. There is currently no known body of commercially viable ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by the Company on any of its mineral properties will result in discoveries of commercial quantities of ore.

The Company Has No History of Earnings and No Foreseeable Earnings. The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate paying dividends or being profitable in the foreseeable future.

Going Concern Assumption. The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception (deficit at July 31, 2005 was approximately $20.1 million), which casts substantial doubt on the ability of the Company to continue as a going concern.

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

The Company’s Share Price is Volatile. The market price of a publicly traded stock, especially a junior resource issuer like the Company, is affected by many variables not directly related to the exploration success of the Company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. On February 17, 2005, the Company transferred its listing from Tier 2 of the TSX Venture Exchange to NEX. NEX is a separate board of TSX Venture Exchange, established in August 2003 to provide a new trading forum for listed companies that have fallen below the TSX Venture Exchange’s ongoing listing standards due to low levels of business activity or having ceased to carry on active business. The effect of these and other factors on the market price of the common shares on the NEX suggests that the Company’s shares will continue to be volatile. The ability of the Company to reactivate itself as a Tier 2 Issuer on the TSX Venture Exchange is dependent on its ability to acquire a mineral project for active exploration.

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

Shares of the Company may be Affected Adversely by Penny Stock Rules. The Company’s stock may be subject to U.S. “penny stock” rules which may make the stock more difficult to trade on the open market. The Company’s common shares currently trade on the NEX Board of the TSX Venture Exchange. For further details on the market performance of the Company’s common stock, see “Item 9 The Offer and Listing.” Although the Company’s common stock trades on the NEX, the Company’s stock may be subject to U.S. “penny stock rules” adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to section 15(g) of the Securities Exchange Act of 1934, as amended. The penny stock rules apply generally to companies whose common stock trades at less than $5.00 per share, subject to certain limited exemptions. Such rules require, among other things, that brokers who trade “penny stock” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances.

Penny stock regulations will tend to reduce market liquidity of the Company’s common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market. Many brokers have decided not to trade “penny stock” because of the requirements of the "penny stock rules" and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. Further, it is more difficult for a company whose securities are subject to these rules to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies.

The low price of the Company’s common stock also has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of the Company’s common stock also limits the Company’s ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Company’s shareholders pay transaction costs that are a higher percentage of their total share value than if the Company’s share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of the Company’s common shares. The Company can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to “penny stock” rules.

Potential Equity Dilution. At November 30, 2005, the Company had no outstanding stock options and had a total of 1,510,000 share purchase warrants which were exercisable at a price of Cdn$0.37 until April 19, 2006. As a consequence of the passage of time since the date of their original sale and issuance, no outstanding warrants of the Company remained subject to any hold period restrictions in Canada or the United States as of November 30, 2005. The eventual resale of shares resulting from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. Dilutive securities represent approximately 12.7% of the Company’s currently issued shares.

ITEM 4     INFORMATION ON THE COMPANY

A.     History and Development of the Company

1.	The legal name of the Company is “Quartz Mountain Resources Ltd.”

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

3.

The Company’s business office is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6; telephone (604) 684-6365. The Company was incorporated under and continues to subsist under the laws of the Province of British Columbia. The Company’s registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7; telephone (604) 689- 9111.

Unless the context requires otherwise, references herein to the “Company” or “Quartz” includes its subsidiaries. The Company’s common shares were quoted on the United States NASDAQ SmallCap Market until May 12, 1994 when it ceased to meet the minimum listing requirements for this market. The Company’s common shares were listed on The Toronto Stock Exchange until November 10, 1994, when it ceased to meet the minimum listing requirements for listing on The Toronto Stock Exchange. Prior to November 15, 1989, the shares were also listed on the Vancouver Stock Exchange. The Company voluntarily removed its share listing from the Vancouver Stock Exchange (now the TSX Venture Exchange) at that time. The Company then traded in Canada on the Canadian Unlisted market. In October 2000, the Canadian Unlisted market was amalgamated into, and became Tier 3 of, the TSX Venture Exchange. On December 23, 2003, the Company was reclassified as a Tier 2 company. On February 17, 2005, the Company transferred its listing to NEX, a separate board of TSX Venture Exchange, established in August 2003 to provide a new trading forum for listed companies that have fallen below the TSX Venture Exchange’s ongoing listing standards due to low levels of business activity, or due to having ceased to carry on active business. Currently, the Company’s shares trade on NEX under the symbol QZM.H, and certain broker-dealers in the United States make market in the Company’s shares on the OTC Bulletin Board under the symbol QZMRF.

The Company is engaged in the acquisition and exploration of mineral properties, with a principal concentration on gold and silver. In the first three years of its existence the Company was active in the exploration of small gold and silver prospects in Canada but none of these prospects warranted further development. In 1986, the Company acquired the Quartz Mountain gold property located in south central Oregon and until January 2002 most of the Company’s effort was expended on the exploration and maintenance of these claims. Interests in this property and other properties were acquired by direct purchase, lease, and option or through joint ventures. The Company sold the Quartz Mountain property during the fiscal year ended July 31, 2002, but retained a 1% net smelter return (“NSR”) royalty on it.

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

At closing, Seabridge issued 300,000 Seabridge common shares, 200,000 Seabridge common share purchase warrants, US$100,000 and a 1% NSR from any future production on the Property. This transaction was approved by consent of the majority of the Company’s shareholders.

During fiscal 2002, the Company sold the 300,000 common shares of Seabridge that it received in the disposition of its interest in the Quartz Mountain property in Oregon and also exercised the 200,000 common share purchase warrants that it received pursuant to that transaction. The Company subsequently sold the common shares that it had acquired upon the exercise of the warrants.

The Company does not expect to generate any royalty revenue from the Property for several years, and it is not known at this time when any mining will commence, if at all, on this Property. The Company maintained an interest in 67 unpatented mining claims essential to the property and leased land contiguous to these claims. Seabridge or any future owner of the Property will be responsible for all costs relating to the Property and the Company’s interest in the Property is limited to any future NSR that would be forthcoming if or when any mining commences on the Property.

In fiscal 2003, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia. Quartz paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years (100,000 were issued), at the discretion of the Company. Cash payments of Cdn$25,000 were due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date. A Cdn$100,000 work program within 24 months was also required. During the nine months ended April 30, 2004, the Company did not make the first anniversary payment of Cdn$25,000, and as a result, the property was written off and returned to the vendor of the property.

The Company does not currently have an active exploration project, but is searching for a new acquisition. During the fiscal year ended July 31, 2005, the Company conducted property investigations of mineral property interests for a total cost of approximately $27,000. Property investigation costs include geological consulting and travel related to examination of mineral properties. To date, mineral property investigations have not resulted in an acquisition.

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

E.     Currency

All currency amounts in this Annual Report are stated in United States dollars unless otherwise indicated (see Item 3 for exchange rate information).

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the years ended July 31, 2005, 2004 and 2003, and related notes thereto. The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The material differences in generally accepted accounting principles in Canada and the United States are detailed in note 10 of the audited consolidated financial statements.

A.     Operating Results

Overview

The Company does not currently have an active exploration project. Accordingly, during the fiscal year ended July 31, 2005, the Company’s activities were primarily restricted to conducting property investigations of mineral property interests. These investigations did not lead to any acquisitions.

The Company suffered a setback when Dr. David S. Jennings, the Company’s President, Chief Executive Officer and a Director, passed away unexpectedly on May 15, 2005. Mr. Rene Carrier, a Director of the Company, was appointed President on June 16, 2005. The Board of Directors is in the process of identifying a suitable candidate (who may be an existing Director) to replace Dr. Jennings as Chief Executive Officer.

Results of Operations

	Year ended July 31
	2005	2004	2003
		(restated(1) )	(restated(1) )
Expenses (Income)
Administrative expenses	$66,864	$62,963	$10,434
Exploration(1)	-	-	8,086
Foreign exchange loss gain	(47,485)	(22,225)	(40,487)
Interest and other income	(15,127)	(11,605)	(11,762)
Land maintenance fees	-	-	-
Mineral property investigations	27,125	44,848	-
Professional fees	35,505	16,637	7,550
Regulatory and transfer agent	18,523	22,338	17,023
Write-down of mineral property interests(1)	-	15,210	1,271

Income (loss) for the year – Canadian GAAP	$(85,405)	$(128,166)	$7,885

US GAAP Reconciliation
Mineral property acquisition costs(2)	(1)	-	(12,915)
Write-off of mineral property(2)	-	12,915	-

Income (loss) for the year – US GAAP	$(85,406)	$(115,251)	$(3,759)

Notes:

(1)

During the year ended July 31, 2005, the Company changed its accounting policy from capitalizing (deferring) mineral property expenditures to charging these costs to earnings in the period incurred. This change in accounting policy was applied retroactively. The effect of this change was to reduce loss for the year ended July 31, 2004 by $8,086 and to reduce income for the year ended July 31, 2003 by $8,086. There was no impact to opening deficit for the year ended July 31, 2005.

(2)

Under Canadian GAAP, mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate have been placed into production, sold, allowed to lapse or abandoned (See note 3(d) in the notes to the audited consolidated financial statements for the years ended July 31, 2005, 2004 and 2003 for more information). In contrast, under US GAAP, mineral property expenditures are expensed as incurred. (See note 10(a) of the notes to the audited consolidated financial statements for the years ended July 31, 2005, 2004 and 2003 for more information).

Years ended July 31, 2005 and July 31, 2004

Loss for the year ended July 31, 2005 decreased to $85,405 from $128,166, on a restated basis, in fiscal 2004 due to a $15,210 write-down of mineral property interest relating to the Ample-Goldmax property in fiscal 2004 and greater foreign exchange gains in fiscal 2005. Legal, accounting and audit costs and office and administration expenses were higher in fiscal 2005 compared to 2004 as a result of property investigation activities undertaken by the Company in 2005.

The increase in foreign exchange gains for the year ended July 31, 2005 was due mainly to the strengthening of the Canadian dollar (in which most of the Company’s cash and cash equivalent are held) against the United States dollar.

Interest income for the year ended July 31, 2005 was higher than the comparative year due to higher cash balances on hand.

Years ended July 31, 2004 and July 31, 2003

The principal factors contributing to the difference between the loss of $128,166 for the year ended July 31, 2004, and earnings of $7,885 for the year ended July 31, 2003, in each case on a restated basis, include:

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
  The write-off of the Company’s interest in the Ample-Goldmax mineral property (Newton Hill) amounting to $15,210, on a restated basis, during the year ended July 31, 2004; and
  A decrease in foreign exchange gain from $40,487 in fiscal 2003 to $22,225 due primarily to the strengthening of the Canadian dollar (in which most of the Company’s cash and cash equivalents are held) against the United States dollar.

B.     Liquidity and Capital Resources

At July 31, 2005, the Company had working capital of approximately $675,000 which is sufficient to fund expected administrative costs for the next twelve months and to conduct property acquisition investigation activities. Additional working capital will be required to fund any major acquisition, in the event that a suitable property is identified. The Company does not have sufficient funding at this time to conclude a major acquisition. Any new mineral property acquisition will require additional financing through the issuance of common shares.

Cash and cash equivalents at July 31, 2005 amounted to $670,755, a decrease of $15,631 from the previous year ended July 31, 2004, when the Company’s cash and cash equivalents amounted to $686,386. Operating activities in fiscal 2005 utilized cash of $104,810, offset in part by $89,179 in cash received upon the exercise of 711,111 share purchase warrants in November 2004. These warrants constituted part of the 711,111 units issued in a non-brokered private placement during the year ended July 31, 2003, to Hunter Dickinson Inc., a private company with certain directors in common with the Company.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements or the exercise of warrants. The Company's access to exploration financing is always uncertain, and there can be no assurance of continued access to significant equity funding.

The mining industry is capital intensive, and there can be no certainty that the Company’s existing cash balances or that the proceeds from the sale of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any properties that may eventually be acquired. There is no assurance that the Company will be successful in obtaining adequate financing when it is needed, or that it would be able to obtain any such financing on terms that are reasonably acceptable to the Company.

The Company retains a 1% net smelter return royalty in the Quartz Mountain Property which it sold during the year ended July 31, 2002. The Company does not expect to generate royalty revenue from the Quartz Mountain Property for several years, and it is not known at this time when any mining will commence, if at all, on this property. The size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims. Seabridge Resources Ltd., the purchaser, is responsible for all costs relating to the Quartz Mountain Property, and the Company’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

As at November 30, 2005, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital. Any new acquisition must rely financing such as the sale of common shares to provide sufficient working capital.

The Company is in the exploration and development stage and has not earned any revenue from mining operations and no revenue is expected to be generated in the foreseeable future.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Financial Instruments

The Company holds its financial instruments predominantly denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of the Company’s current expenditures are invested in low risk, highly liquid investments with original maturations of three months or less.

The Company does not have any material commitments for capital expenditures and, accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

The Company estimates that the cost of maintaining its corporate administrative activities is approximately $130,000 per year, if the Company does not commence any exploration programs on any property which it acquires. This is an estimated minimum annual cost to maintain the Company. Any exploration program would require funds above these minimum administration costs which include office, legal, audit, filing, and transfer agent fees.

C.     Research Expenditures

The Company does not have a program of intellectual property development or patenting or licensing issues as its primary activity is the acquisition and exploration of mineral properties.

D.     Trend Information

Average prices for precious metals have increased significantly from 2004. The average gold price for the year-to-date is US$430/oz. compared to US$399/oz in 2004. The Company’s only property interest is a net smelter royalty in an exploration property which is a gold prospect. However, since the exploration property has no known body of commercially viable ore, the Company expects that the increasing trend in gold prices will have little or no impact on the Company’s ability to attract significant equity financing.

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

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following table sets forth the names, ages, functions and areas of experience in the Company of each of the Company’s directors and senior officers:

Name, Position(s) with the Company and Place of Residence	Functions and Area of Experience with the Company
Rene G. Carrier President and Director North Vancouver, British Columbia, Canada	Director since January 19, 2000. Mr. Carrier serves on the Board of Directors, which is responsible for the overall management and direction of the Company.
Brian F. Causey Director Tsawwassen, British Columbia, Canada	Director since January 30, 2003. Mr. Causey serves on the Board of Directors, which is responsible for the overall management and direction of the Company.
Gordon J. Fretwell Secretary and Director West Vancouver, British Columbia, Canada

Director since January 30, 2003. Mr. Fretwell serves on the Board of Directors, which is responsible for the overall management and direction of the Company. Mr. Fretwell also serves as the secretary of the Company, and is responsible for maintaining the Company’s corporate records in such capacity.

T. Barry Coughlan Director Vancouver, British Columbia, Canada	Director since January 25, 2005. Mr. Coughlan serves on the Board of Directors, which is responsible for the overall management and direction of the Company.

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

RENE G. CARRIER – President, Director

Mr. Carrier is a past Vice-President of Pacific International Securities Inc. for ten years where he worked until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is an officer and/or director of the following public companies:

Company	Position(s) Held	From	To
Chartwell Technology Inc.	Director	June 1991	Present
Rockwell Ventures Inc.	Director President	April 1993 April 1993	Present November 2000
Quartz Mountain Resources Ltd.	Director President	January 2000 June 2005	Present Present
Acrex Ventures Ltd.	Director	September 2000	September 2003
Continental Minerals Corporation	Director	February 2001	Present
International Royalty Corporation	Lead Director	June 2003	Present

BRIAN CAUSEY, B.Comm., C.A. - Director

Mr. Causey holds a B.Comm. degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971. Formerly a partner of Peat Marwick Thorne (now KPMG LLP) (1969-1977), Mr. Causey is currently director of Project Finance for Hunter Dickinson Inc., a position he was appointed to in 2001. Mr. Causey was within the past five years, an officer of the following public companies:

Company	Position(s) Held	From	To
Zenith Transport Ltd.	President and Chief Executive Officer	1981	2001
Quartz Mountain Resources Ltd.	Director	January 2003	Present

T. BARRY COUGHLAN, B.A. - Director

T. Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company. Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the following companies:

Company	Position(s) Held	From	To
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Casamiro Resource Corp	Director	February 1995	August 2002
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Taseko Mines Limited	Director	February 2001	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Quartz Mountain Resources Ltd.	Director	January 2005	Present

GORDON J. FRETWELL, B.Comm. LLB. – Director, Secretary

Gordon J. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law. Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

COMPANY	Position(s) Held	From	To
Rockwell Ventures Inc.	Director and Secretary	March 1998	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Antarex Metals Ltd.	Director	December 2000	September 2002

Icon Industries Limited	Vice President of Legal Services Director	December 2000 July 2004	Present Present
Continental Minerals Corporation	Director	February 2001	Present
Bell Resources Corporation	Director	June 2001	Present
Tri-Gold Resources Corp.	Director Secretary CFO	July 2001 July 2001 November 2005	October 2003 September 2003 Present
Grandcru Resources Corp.	Director	December 2002	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Keegan Resources Inc.	Director	February 2004	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
International Royalty Corporation	Director	February 2005	Present

B.     Compensation

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

At July 31, 2005, Mr. Rene Carrier, the Company’s President and Mr. Jeffrey R. Mason, the Company’s Principal Accounting Officer, were the “Named Executive Officers” of the Company. Dr. David S. Jennings, the Company’s former President, Chief Executive Officer and Director, passed away unexpectedly on May 15, 2005, and Mr. Carrier was appointed to replace him on June 16, 2005. Ms. Shannon M. Ross served as the Company’s Chief Financial Officer until her resignation on January 21, 2005. Mr. Mason has been serving as the Company’s Principal Accounting Officer since January 22, 2005.

A total of Cdn$3,691 in cash compensation was paid for services provided by these Named Executive Officers in all capacities to the Company during the year ended July 31, 2005. Included in this amount is Cdn$700 paid for consulting services to a private company controlled by Mr. Carrier.

Directors of the Company do not receive any fee or other compensation for attending meetings of the Board of Directors. The Directors are however, reimbursed for actual expenses incurred in connection with attending such meetings. Directors are eligible to receive options to purchase common shares of the Company.

The Company has not set aside or accrued any funds during the last fiscal year to provide pension, retirement or similar benefits for any director, officer, consultant, or employee. The Company has instituted no pension or retirement benefits and none are proposed at this time.

There are no other arrangements under which directors are or were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants. The compensation, in Canadian dollars, paid to the Named Executive Officers during the Company’s three most recently completed financial years is set out below:

Summary Compensation Table (in Cdn$)

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation (Cdn$)
					Awards		Payouts
		Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compen- sation (Cdn$)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (Cdn$)	LTIP Payouts (Cdn$)
David S. Jennings, PhD(1) Former President and Chief Executive Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil l Nil Nil	Nil Nil Nil
Rene G. Carrier (2) Current President and Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	700 (3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Shannon M. Ross (4) Former Vice-President, Secretary and Chief Financial Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil 50,000 (6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason (5) Principal Accounting Officer	2005 2004 2003	2,991 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	David S. Jennings passed away on May 15, 2005.
(2)	Rene G. Carrier was appointed President of the Company on June 16, 2005.
(3)	This amount represents US$571 paid to Euro-American Capital Corporation, a private company controlled by Rene G. Carrier for management services.
(4)	Shannon M. Ross resigned as Vice-President, Secretary and Chief Financial Officer on January 21, 2005.
(5)	Jeffrey R. Mason has been Principal Accounting Officer since January 22, 2005.
(6)	These amounts represent amounts paid to 583559 B.C. Ltd., a private company controlled by Shannon M. Ross, for consulting services.

Stock Options

The Company has adopted a stock option plan for the granting of incentive stock options to the officers, employees and directors. The Company presented an amendment to the plan which was approved by shareholders at the Company’s annual general meeting held in January 2004 pursuant to the rules of the TSX Venture Exchange.

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

Long-Term Incentive Plan

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

C.     Board Practices

All directors, other than Ms. Shannon Ross (who did not stand for re-election) and Mr. Barry Coughlan (who was appointed in January 2005), were re-elected at the last annual and extraordinary general meeting held on January 21, 2005, and have a term of office expiring at the next annual general meeting of the Company expected to be held in January 2006. One of the directors, Dr. David Jennings passed away unexpectedly during his term of office. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

The Company and its subsidiaries have no directors’ service contracts providing for benefits upon termination of employment.

The Company has no compensation or remuneration committee.

The Board of Directors has appointed an Audit Committee and the current members of that committee are Messrs. Gordon J. Fretwell, Brian F. Causey and Rene G. Carrier.

Audit Committee

The Board has adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The text of the audit committee charter (excluding specified definitions of independence and financial literacy under stock exchange policies and securities law) is attached as a schedule to this Registration Statement. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Board has established definitions for “financial literacy” and has determined that all members of the Audit Committee are financially literate. The Audit Committee meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

D.     Employees

At July 31, 2005, and each of the past three years, the Company has had no employees and has contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of Hunter Dickinson Inc., a private company with certain directors in common with the Company.

E.     Share Ownership

(a)    Share Ownership

At November 30, 2005, there were 11,889,426 common shares, 1,510,000 share purchase warrants and no stock options issued and outstanding. The share purchase warrants are immediately exercisable at a price of CAD$0.37 until April 19, 2006. Directors and officers of the Company held the following securities of the Company at November 30, 2005:

Name and Office Held	Securities Beneficially Owned(1)	As a percentage of outstanding shares
Rene G. Carrier President and Director	110,000 common shares 110,000 warrants(2)	0.9%
Brian F. Causey Director	Nil	Nil
Gordon J. Fretwell Secretary and Director	Nil	Nil
T. Barry Coughlan Director	Nil	Nil

Notes:

(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca
(2)	Rene G. Carrier holds warrants to purchase a total of 110,000 Common Shares at an exercise price of $0.37, which expire on April 19, 2006.

(b)     Share Purchase Plan and Share Option Plan

A stock option plan pursuant to the rules of the TSX Venture Exchange was presented to and approved by shareholders at the Company’s Annual General Meeting held on January 21, 2004. On February 17, 2005, the Company transferred its listing from Tier 2 of the TSX Venture Exchange to NEX, a separate board of the TSX Venture Exchange. Therefore, the stock option plan is subject to certain policies of the TSX Venture Exchange that apply only to companies listed on the NEX board. Details of the plan are presented below.

Share Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, management of the Company proposed, and shareholders adopted a new share option plan (the “Plan”) in January 2004. Under the Plan, a total of up to 1,900,000 shares of the Company have been reserved for share incentive options to be granted at the discretion of the Company’s board of directors to eligible optionees (the "Optionees"). At the date of this Form 20-F there are no options outstanding pursuant to this plan.

Eligible Optionees

Under the policies of TSX Venture Exchange (“TSX-V”), to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide TSX-V with an undertaking that it will not permit any transfer of its Shares, nor issue further Shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX-V.

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

(d)	the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of TSX-V); and
(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed Shares of the Company in a one year period.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders – share option plan (the Plan)	Nil	Nil	1,900,000
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	Nil	1,900,000

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Quartz is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of its knowledge, the Company is not directly or indirectly owned or controlled by a corporation or foreign government. As of November 30, 2005, the Company has authorized an unlimited number of common shares without par value, of which 11,889,426 were issued and outstanding.

The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of November 30, 2005, by (i) each shareholder known to be the beneficial owner of more than 5% of the common stock and (ii) the officers and directors as a group indirectly, by any other corporation or by any foreign government. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

		Percentage Beneficially
Identity of Person or Group	Shares	Owned of Class

Estate of David S. Jennings (1)	3,895,292	32.7%

Hunter Dickinson Inc.(2)	1,422,222	12.0%

Robert A. Dickinson	1,313,900	11.1%

Notes:

1.	Dr. Jennings passed away on May 15, 2005. At the time of his death, he was the President, Chief Executive Officer and a director of the Company.
2.	Hunter Dickinson Inc. is a private company with certain directors and officers in common.

The Company’s major shareholders do not have any different voting rights than other shareholders.

Transfer Agent

The Company’s securities are recorded on the books of its transfer agent, Computershare Trust Company of Canada located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9; telephone (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Quartz does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To its knowledge, the Company is not owned or controlled, directly or indirectly, by any other corporation or foreign government, and there are no other arrangements which may, at a subsequent date, result in a change in control of the Company.

All other known shareholders with greater than 5% are brokerage clearinghouses.

As of November 30, 2005, directors and officers of the Company as a group (four persons) owned or controlled an aggregate of 110,000 common shares (less than 1%) of the Company.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of the Company's shares) are required to file insider reports of changes in their ownership within 10 days of a trade in the Company's securities. Electronic copies of such reports are available for public inspection via the System of Electronic Disclosure for Insiders (or SEDI) established by the applicable Canadian securities regulatory authorities, and accessible from the SEDI website (www.sedi.ca).

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at November 30, 2005:

	Number of registered
Location	shareholders	Number of shares
Canada	34	10,213,751
United States	1,547	1,437,121
Other	14	238,554
Total	1,595	11,889,426

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

B.     Related Party Transactions

During the year ended July 31, 2005, the Company entered into the following transactions with related parties:

(a)

The Company has paid $57,732 (2004 - $19,776; 2003 - $17,010) to Hunter Dickinson Inc. (“HDI”), a private company with certain directors in common with the Company, for rent and administrative services, professional fees and geological costs.

In November 2004, HDI exercised previously issued share purchase warrants and purchased 711,111 common shares at a price of Cdn$0.15 per share. These share purchase warrants had been issued as part of a private placement offering of 711,111 units completed during the year ended July 31, 2003 at a price of  Cdn$0.1125 per unit. Each unit consisted on one common share and one share purchase warrant.

(b)	The Company has paid $571 (2004 - $606; 2003 - $2,065) for consulting services to a director.

(c)

The Company paid $nil (2004 - $40,580; 2003 - $nil) in consulting fees and reimbursement of expenses to a private company controlled by a former director and officer of the Company. In fiscal 2003, the Company paid $3,863 in legal fees to a law firm in which a director is a partner.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Other than disclosed herein, no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended July 31, 2005.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8     FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements”.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to the Company’s knowledge, no material legal proceedings involving the Company or its subsidiaries are to be initiated against the Company.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for administration expenses and mineral property investigations.

B.     Significant Changes

The Company had no significant changes in its activities during the year ended July 31, 2005.

ITEM 9     THE OFFER AND LISTING

A.     Offer and Listing Details

    1.     Trading Markets

The following table sets forth trading data on the Company’s common shares on Tier 2 on the TSX Venture Exchange until February 17, 2005, and thereafter on the NEX board of the TSX Venture Exchange:

Fiscal		Period ended	High	Low
Year			(Cdn$)	(Cdn$)
	Annual
2005	Twelve months	To July 31, 2005	0.68	0.23
2004	Twelve months	To July 31, 2004	0.55	0.14
2003	Twelve months	To July 31, 2003	0.28	0.10
2002	Twelve months	To July 31, 2002	0.20	0.04
2001	Twelve months	To July 31, 2001	0.25	0.10

	By Quarter
2006	First quarter	October 31, 2005	0.40	0.30
2005	Fourth quarter	July 31, 2005	0.37	0.23
	Third quarter	April 30, 2005	0.41	0.27
	Second quarter	January 31, 2005	0.51	0.38
	First quarter	October 31, 2004	0.68	0.36

2004	Fourth quarter	July 31, 2004	0.55	0.45
	Third quarter	April 30, 2004	0.50	0.365
	Second quarter	January 31, 2004	0.40	0.21
	First quarter	October 31, 2003	0.25	0.145

	Monthly
	November 2005		0.36	0.33
	October 2005		0.40	0.31
	September 2005		0.31	0.31
	August 2005		0.31	0.30
	July 2005		0.37	0.25
	June 2005		0.27	0.23

The Company’s share trading information is also available through free Internet search services (eg–http://finance.yahoo.com, enter QZM-H.V). The trading prices on the OTC Bulletin Board are similar to the Canadian prices allowing for a currency exchange factor. Trading on the OTC Bulletin Board (under the symbol QZMRF) had a 52 week high to November 30, 2005, of US$0.35 and a 52 week low of US$0.185. The closing price on the OTC Bulletin Board on November 30, 2005, was US$0.281. The 52-week trading range ending on November 30, 2005, on the TSX Venture Exchange and NEX ranges from Cdn$0.23 to Cdn$0.47.

B.     Plan of Distribution

Not applicable

C.     Markets

Prior to February 17, 2005, the Company’s common shares were listed and traded in Canada on Tier 2 on the TSX Venture Exchange, under the symbol QZM.V. The transition to Tier 2 became effective December 23, 2003. Prior to this, the Company traded on Tier 3 on the TSX Venture Exchange, under the symbol YQZT.V.

On February 17, 2005, the Company transferred its listing to NEX, a separate board of TSX Venture Exchange, established in August 2003 to provide a new trading forum for listed companies that have fallen below the TSX Venture Exchange’s ongoing listing standards due to low levels of business activity, or due to having ceased to carry on active business. Currently, the Company’s common shares trade on NEX under the symbol QZM.H, and certain broker-dealers in the United States make market in the Company’s shares on the OTC Bulletin Board under the symbol QZMRF.

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are no such limitations imposed by the Company’s Notice of Articles, Articles or contracts of which the management of the Company is aware.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10     ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Background

The British Columbia Business Corporations Act came into force on March 29, 2004. As a result, the British Columbia Company Act - which governed the Company up to that time - was repealed, and the Company became a “pre-existing company” subject to the provisions of the new Act and the “Pre-Existing Company Provisions” set forth in Table 3 to the British Columbia Business Corporations Regulation. The Company's incorporation number was varied slightly by adding the prefix "BC0", so that it is now BC0253743.

The Pre-Existing Company Provisions carry over certain requirements that the Company was subject to under the former Company Act (British Columbia). For example, they provide that the majority of votes required for a pre-existing company to pass a special resolution at a general meeting of shareholders is 3/4 of the votes cast on that resolution. A copy of the Pre-Existing Company Provisions may be viewed during normal business hours at the office of the Company’s solicitors, Lang Michener LLP, at 1500 – 1055 West Georgia Street, Vancouver, British Columbia.

Every pre-existing company is required to file a Transition Application containing a Notice of Articles with the British Columbia Registrar of Companies, as a result of which the Notice of Articles will be deemed to supersede and replace the company’s Memorandum. A pre-existing company that fails to file a Transition Application containing a Notice of Articles no later than March 29, 2006 is subject to dissolution. Further, a pre-existing company that has not transitioned itself under the new Act may not effect any changes to its Memorandum (which is analogous to Articles of Incorporation of many U.S. companies) or Articles (which are analogous to corporate bylaws).

Once a company has filed the Transition Application containing a Notice of Articles, it can amend its corporate charter with the requisite shareholder approval to take advantage of certain provisions of the new Business Corporations Act that are intended to give greater flexibility to companies in terms of corporate governance. For example:

  a company may amend its articles to specify the level of shareholder approval required to pass a special resolution at a meeting of shareholders, provided the required level of approval is at least 2/3 and not more than 3/4 of the votes cast;

  a company may amend its authorized share structure to provide for an unlimited number of authorized shares; and

  a company may hold its own shares instead of returning them to treasury, and a subsidiary company may hold the shares of its parent company.

Filing of Transition Application

On October 11, 2005, the Company caused a Transition Application to be filed with the Registrar of Companies, as authorized by directors’ resolutions adopted December 1, 2004. The new Business Corporations Act does not permit a company to make any changes to its charter as part of the filing of the Transition Application. Therefore, the information contained in the Company’s Transition Application reflected the current status of the Company at the time of its filing, including the Company’s authorized capital, its existing Articles, and the mandatory application of the Pre-Existing Company Provisions. Information respecting the Company’s then authorized share capital and its Articles has been previously disclosed in the Company’s Annual Report on Form 20-F dated January 28, 2003.

Alteration to Notice of Articles

At the annual general meeting of the Company held on January 21, 2005, the Company’s shareholders adopted special resolutions to change the number of common shares that the Company is authorized to issue from 60,000,000 to an unlimited number. On October 11, 2005, the Company caused a Notice of Alteration to be filed with the British Columbia Registrar of Companies, thereby altering the Company’s Notice of Articles to give effect to this change to the authorized share structure of the Company. As a result, the Company is now authorized to issue an unlimited number of common shares without par value.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds CAD$250 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of the Common Shares.

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

E.     Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Quartz for a shareholder of Quartz who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Quartz as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Quartz is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. Quartz is responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Quartz had increased by reason of the payment of such dividend. Quartz will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on Quartz’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of Quartz is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of common stock of Quartz will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Quartz belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in the opinion of Quartz after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Quartz. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences, (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of Quartz are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Quartz, based upon their individual circumstances.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Quartz who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Quartz. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Quartz

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Quartz are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Quartz has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Quartz, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Under current Treasury Regulations, dividends paid on Quartz’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Quartz’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30.5% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Quartz may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Quartz will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Quartz should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Quartz

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Quartz equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Quartz. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Quartz will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Foreign Investment Company

If 50% or more of the combined voting power or total value of Quartz’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and Quartz is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Quartz may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Quartz does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Quartz will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Quartz appears to have been a PFIC for the fiscal year ended May 31, 2005, and at least certain prior fiscal years. In addition, Quartz expects to qualify as a PFIC for the fiscal year ending May 31, 2006 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Quartz is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Quartz is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Quartz qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Quartz is a controlled foreign corporation, the U.S. Holder’s pro rata share of Quartz’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Quartz’s first tax year in which Quartz qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of Quartz in which Quartz is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder”. An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Quartz’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

A QEF election, once made with respect to Quartz, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Quartz ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Quartz does not qualify as a PFIC. Therefore, if Quartz again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Quartz qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Quartz. Therefore, if such U.S. Holder reacquires an interest in Quartz, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Quartz qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Quartz common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Quartz.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Quartz common shares and all excess distributions on his Quartz common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Quartz (i) which began after December 31, 1986, and (ii) for which Quartz was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Quartz is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Quartz common shares, then Quartz will continue to be treated as a PFIC with respect to such Quartz common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Quartz common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Quartz common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Quartz as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Quartz included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of Quartz will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Quartz common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisors regarding the manner of making such an election. No view is expressed regarding whether common shares of Quartz are marketable for these purposes or whether the election will be available.

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

Certain special, generally adverse, rules will apply with respect to Quartz common shares while Quartz is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S.

Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Quartz is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Quartz (“United States Shareholder”), Quartz could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Quartz which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Quartz attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Quartz does not believe that it currently qualifies as a CFC. However, there can be no assurance that Quartz will not be considered a CFC for the current or any future taxable year.

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

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

B.     Exchange Rate Sensitivity

A significant portion of Quartz's administrative operations are in Canada.

The Company typically holds most of its funds in Canadian dollars and reports the results of its operations in United States dollars so is therefore affected by exchange rate risk.

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

ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.     Debt Securities

Not applicable.

B.     Warrants and Rights

At November 30, 2005, the Company had 1,510,000 warrants exercisable at Cdn$0.37 and expiring on April 19, 2006 outstanding.

Each warrant is exercisable for one common share of Quartz.

C.     Other Securities

Not applicable.

D.     American Depositary Shares

Not applicable.

PART II

ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15     CONTROLS AND PROCEDURES

Not applicable.

ITEM 16     AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.     Audit Committee Financial Expert

The Board of Directors has determined that Mr. Brian Causey is a member of the audit committee of the Company who qualifies as a "financial expert” based on his education and experience. Mr. Causey is "independent", as the term is defined in Item 401(e) of Regulation S-B.

B.     Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics was appended as an exhibit to the Annual Report on Form 20-F filed in January 2005.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

C.     Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services. The figures in the table below are expressed in Canadian Dollars.

Services:		Year ended
		July 31, 2005		July 31, 2004

Audit Fees	C$	23,307	C$	20,500
Audit Related Fees		—		—
Tax Fees		1,800		2,300
All Other Fees		—		—
	C$	25,107	C$	22,800

Audit related fees are comprised of fees billed for assurance and advisory services related to the annual audit which are not reported under “audit fees”.

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

D.     Exemptions from Listing Standards for Audit Committees

Not applicable.

E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17     FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

(1)

Report of the Independent Registered Public Accounting Firm on the consolidated balance sheets as at July 31, 2005 and 2004; consolidated statements of operations and deficit, and cash flows for the years ended July 31, 2005, 2004 and 2003;

(2)	Consolidated balance sheets as at July 31, 2005 and 2004;

(3)	Consolidated statements of operations and deficit for each of the years ended July 31, 2005, 2004 and 2003;

(4)	Consolidated statements of cash flows for the years ended July 31, 2005, 2004 and 2003;

(5)	Notes to the consolidated financial statements, of which note 10 includes a reconciliation to United States generally accepted accounting principles.

ITEM 18     FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19     EXHIBITS

Key to the following document types:

1.	Articles of Incorporation and Bylaws, or comparable instruments, of the Company.

2.	Other Instruments defining the rights of the holders of equity or debt securities.

3.	Voting trust agreements.

4

a.

Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the annual report or which was entered into not more than two years before filing.

b.

(i)

Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price;

		(ii)	contracts on which the Company’s business is substantially dependent;

		(iii)	contracts for the acquisition or sale of property exceeding 15% of the Company’s fixed assets; and

		(iv)	material leases.

	c.	Management Contracts, compensation plans.

5.-9.	Not applicable.

10.	Other

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Type of
Document	Description

1	Certificate of Incorporation and Memorandum, as amended, June 5, 1986, (incorporated by reference to Exhibit 3 to the Company’s Statement of Form 10, Commission File No. 0-15490).

1	Articles July 28, 1982, (incorporated by reference to Exhibit 3 to the Company’s Statement on Form 10, Commission File No. 0-15490).

1	Certificate of Change of Name, November 5, 1997.

1	Articles, July 28, 1982 (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form 10, Commission file No. 0-15490).

Type of
Document	Description

10
Quartz Mountain Resources Ltd. Stock Incentive Plan, as amended (incorporated by reference to Exhibit 4 to the Company’s Form S-8 Registration Statement dated November 27, 1989,   Commission File No. 33-32388).

10	Indemnity Agreement dated February 1989, between the Company and David S. Jennings (incorporated by reference to Exhibit 10(a) to the Company’s Form S-8 Registration No. 33-32388).

10	Letter Agreement dated August 21, 1995, between Wavecrest Resources, Inc. and Newmont Exploration Limited. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K dated August 21, 1995).

10
Exploration, Development and Mining Operations Agreement dated December 31, 1995, between Newmont Exploration Limited and the Company. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-QSB dated April 30, 1996.)

10	Audit Committee Charter (incorporated by reference to Exhibit 10.1 to the Company’s annual report on Form 20-F for the year ended July 31, 2004.)

10
Geological and Management Services Agreement between Hunter Dickinson Inc. and the Company (incorporated by reference to Exhibit 10.2 to the Company’s annual report on Form 20-F for the year ended July 31, 2004).

10.1	Code of Ethics

Exhibits included as part of this Form 20-F are as follows:

Type of
Document	Description

1	Transition Application dated October 11, 2005

1	Notice of Articles dated October 11, 2005

1	Notice of Alteration of Articles dated October 11, 2005

10	Audit Committee Charter

99.1
Consolidated balance sheets as at July 31, 2005 and 2004; consolidated statements of operations and deficit, and cash flows for each of the years ended July 31, 2005, 2004 and 2003, together with Report of Independent Registered Public Accounting Firm thereon;

Certification documents included as part of this Form 20-F are as follows:

Type of
Document	Description

12.1	302 Certification of the President of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 dated December 15, 2005

12.2	302 Certification of the Principal Accounting Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 dated December 15, 2005

13.1
906 Certification of the President of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code dated December15, 2005

13.2
906 Certification of the Principal Accounting Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code dated December 15, 2005

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

Per:

/s/Rene Carrier
Rene Carrier
President

Dated: December 15, 2005