Form 20-F
period 2006-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2007-01-30
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2006 (with other information to January 5, 2007 except where noted)

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.
(Exact name of Registrant specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

- ii -

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of the Company's only class of capital stock as at July 31, 2006.
13,399,426 Common Shares without Par Value

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes [   ]                             No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [   ]                             No [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                             No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b 2 of the Exchange Act.

[   ]   Large Accelerated Filer                    [   ]   Accelerated Filer                    [X]   Non Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [X]        Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes [   ]                             No [X]

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

Except as noted, the information set forth in this Annual Report is as of January 5, 2007 and all information included in this document should only be considered correct as of such date.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A.           Selected Financial Data

The following table presents selected financial data derived from the audited consolidated financial statements of Quartz for the last five fiscal years ended July 31, 2006, 2005, 2004, 2003, and 2002. This information should be read in conjunction with the consolidated financial statements for the three years ended July 31, 2006 included in this Annual Report.

Quartz’s annual financial statements have been audited by its current independent registered public accounting firm, Davidson and Company LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 10 to the annual financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) as they relate to Quartz and reconciliation of Quartz’s financial statements to US GAAP.

Balance Sheet (in US$)	As at July 31
	2006	2005	2004 (restated(1))	2003 (restated(1))	2002
Total Assets Canadian GAAP US GAAP(2)	1,114,031 1,114,030	687,281 687,280	693,697 693,697	520,095 499,094	482,554 481,283
Total Liabilities Canadian GAAP US GAAP	16,664 16,664	12,659 12,659	22,849 22,849	28,542 28,542	83,193 83,193
Working Capital Canadian GAAP US GAAP	1,097,366 1,097,366	674,621 674,621	670,848 670,848	470,552 470,552	398,090 398,090
Share Capital Canadian GAAP US GAAP	21,269,046 21,269,046	20,726,303 20,726,303	20,627,632 20,627,632	20,366,625 20,366,625	20,299,896 20,299,896
Contributed Surplus Canadian GAAP US GAAP	– –	54,540 54,540	64,032 64,032	9,492 9,492	– –
Deficit Canadian GAAP US GAAP	(20,171,679) (20,171,680)	(20,106,221) (20,106,222)	(20,020,816) (20,020,816)	(19,884,564) (19,905,565)	(19,900,535) (19,901,806)
Shareholders’ Equity Canadian GAAP US GAAP	1,097,367 1,097,366	674,622 674,621	670,848 670,848	491,553 470,552	399,361 398,090

Statement of Operations (in US$)	Years ended July 31
	2006	2005	2004 (restated(1))	2003 (restated(1))	2002
Interest income Canadian GAAP US GAAP	26,201 26,201	15,127 15,127	11,605 11,605	11,762 11,762	2,354 2,354
Income (loss) Canadian GAAP US GAAP(2)	(65,458) (65,458)	(85,405) (85,406)	(128,166) (115,251)	7,885 (3,759)	459,843 458,572
Income (loss) from continuing operations Canadian GAAP US GAAP(2)	(65,458) (65,458)	(85,405) (85,406)	(128,166) (115,251)	7,885 (3,759)	459,843 458,572

Income (loss) per common share(4) Canadian GAAP US GAAP(3)	(0.01) (0.01)	(0.01) (0.01)	(0.01) (0.01)	0.00 (0.01)	0.05 0.05
Weighted average number of common shares outstanding Canadian GAAP US GAAP	12,322,741 12,322,741	11,694,601 11,694,601	10,091,648 10,091,648	9,117,231 9,117,231	8,584,807 8,584,807

Notes:

(1)

During the year ended July 31, 2005, the Company changed its accounting policy from capitalizing (deferring) mineral property expenditures to charging these costs to earnings in the period incurred. This change in accounting policy is applied retroactively and the amounts presented for these prior periods have been restated for this change. The effect of this change is to reduce loss for the year ended July 31, 2004 by $8,086 and to reduce income for the year ended July 31, 2003 by $8,086. There was no impact to opening deficit for the year ended July 31, 2005 and 2006. For more information, see note 4 in the notes to the audited consolidated financial statements for the years ended July 31, 2006, 2005, and 2004.

(2)

Under US GAAP exploration costs are generally written off unless there is a feasibility report which confirms the existence of economic ore making the recovery of costs likely. Note 10 of the audited consolidated financial statements provides descriptions of the material differences between Canadian GAAP and US GAAP for the fiscal years ended July 31, 2006, 2005, and 2004.

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

On January 5, 2007, the Bank of Canada closing rate for the conversion of United States Dollars to Canadian Dollars (“Cdn”) was US$1.00:Cdn$ 1.1755.

The following table sets out the average exchange rates for the conversion of United States dollars into Canadian dollars for the periods shown (calculated by using the average of the exchange rates on the last day of each month in such periods), based on the noon buying rates as posted by the Bank of Canada.

Average Exchange Rate For the Fiscal Year
Fiscal Year Ended
July 31, 2006	1.1485
July 31, 2005	1.2361
July 31, 2004	1.3355
July 31, 2003	1.4919
July 31, 2002	1.5722

The following table sets out the high and low exchange rates, based on the noon buying rates as posted by the Bank of Canada, for the conversion of United States dollars into Canadian dollars in effect for the following months:

Month	High	Low
January 2007 (until January 5, 2007)	1.1755	1.1649
December 2006	1.1653	1.1417
November 2006	1.1474	1.1277
October 2006	1.1385	1.1153
September 2006	1.1273	1.1053
August 2006	1.1315	1.1066
July 2006	1.1416	1.1061
June 2006	1.1245	1.0990

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

No Assurance That A Prospective Property Of Merit Will Be Identified. There is no assurance that a prospective property of merit will be identified, will be available if identified or that the Company will be able to enter into an acquisition agreement. Further, any acquisition will most likely be subject to the Company obtaining additional financing, of which there is no assurance. Even if a property is acquired, further funds will be required to fund exploration and development efforts.

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

Going Concern Assumption. The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception (deficit at July 31, 2006 was approximately $20.17 million), which casts substantial doubt on the ability of the Company to continue as a going concern.

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

3.

The Company’s business office is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6; telephone (604) 684-6365. The Company was incorporated under and continues to subsist under the laws of the Province of British Columbia. The Company’s registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7; telephone (604) 689-9111.

Unless the context requires otherwise, references herein to the “Company” or “Quartz” includes its subsidiaries. The Company’s common shares were quoted on the United States NASDAQ SmallCap Market until May 12, 1994 when it ceased to meet the minimum listing requirements for this market. The Company’s common shares were listed on The Toronto Stock Exchange until November 10, 1994, when it ceased to meet the minimum listing requirements for listing on The Toronto Stock Exchange. Prior to November 15, 1989, the shares were also listed on the Vancouver Stock Exchange. The Company voluntarily removed its share listing from the Vancouver Stock Exchange (now the TSX Venture Exchange) at that time. The Company then traded in Canada on the Canadian Unlisted market. In October 2000, the Canadian Unlisted market was amalgamated into, and became Tier 3 of, the TSX Venture Exchange. On December 23, 2003, the Company was reclassified as a Tier 2 company. On February 17, 2005, the Company transferred its listing to NEX, a separate board of TSX Venture Exchange, established in August 2003 to provide a new trading forum for listed companies that have fallen below the TSX Venture Exchange’s ongoing listing standards due to low levels of business activity, or due to having ceased to carry an active business. Currently, the Company’s shares trade on NEX under the symbol QZM.H, and certain broker-dealers in the United States make market in the Company’s shares on the OTC Bulletin Board under the symbol QZMRF.

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

In fiscal 2003, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia. Quartz paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval. An additional 75,000 common shares were issued in fiscal 2003 and 25,000 common shares were issued in fiscal 2004 pursuant to the option agreement. During the year ended July 31, 2004, the Company terminated its option and accordingly, wrote off its interest in the amount of $15,210. The Company has no further obligations under the option agreement.

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the years ended July 31, 2006, 2005, and 2004, and related notes thereto. The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The material differences in generally accepted accounting principles in Canada and the United States are detailed in note 10 of the audited consolidated financial statements.

A.           Operating Results

Overview

The Company does not currently have an active exploration project. Accordingly, during the fiscal year ended July 31, 2006, the Company’s activities were primarily restricted to conducting property investigations of mineral property interests. These investigations did not lead to any acquisitions.

Results of Operations

	Year ended July 31
	2006	2005	2004
			(restated(1))
Expenses (Income)
Administrative expenses	$82,247	$66,864	$62,963
Exploration(1)	-	-	-
Foreign exchange gain	(53,106)	(47,485)	(22,225)
Interest and other income	(26,201)	(15,127)	(11,605)
Mineral property investigations	-	27,125	44,848
Professional fees	40,290	35,505	16,637
Regulatory and transfer agent	22,228	18,523	22,338
Write-down of mineral property interests(1)	-	-	15,210

Loss for the year – Canadian GAAP	$(65,458)	$(85,405)	$(128,166)

US GAAP Reconciliation
Mineral property acquisition costs(2)	-	(1)	-
Write-off of mineral property(2)	-	-	12,915

Loss for the year – US GAAP	$(65,458)	$(85,406)	$(115,251)

Notes:

(1)

During the year ended July 31, 2005, the Company changed its accounting policy from capitalizing (deferring) mineral property expenditures to charging these costs to earnings in the period incurred. This change in accounting policy was applied retroactively. The effect of this change was to reduce loss for the year ended July 31, 2004 by $8,086 and to reduce income for the year ended July 31, 2003 by $8,086. There was no impact to opening deficit for the year ended July 31, 2005 and 2006.

(2)

Under Canadian GAAP, mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate have been placed into production, sold, allowed to lapse or abandoned (See note 3(d) in the notes to the audited consolidated financial statements for the years ended July 31, 2006, 2005, and 2004 for more information). In contrast, under US GAAP, mineral property expenditures are expensed as incurred. (See note 10(a) of the notes to the audited consolidated financial statements for the years ended July 31, 2006, 2005, and 2004 for more information).

Years ended July 31, 2006 and July 31, 2005

Loss for the year ended July 31, 2006 was $65,458. This compares with a loss of $85,405 for the year ended July 31, 2005. The improvement was mainly due to greater foreign exchange gains in fiscal 2006 and a decrease in mineral property investigation expenditures.

The increase in foreign exchange gains for the year ended July 31, 2006 was due mainly to the strengthening of the Canadian dollar (in which most of the Company’s cash and cash equivalents are held) against the United States dollar.

Interest income for the year ended July 31, 2006 was higher than the comparative year due to higher cash balances on hand.

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

B.           Liquidity and Capital Resources

At July 31, 2006, the Company had working capital of approximately $1,097,000 which is sufficient to fund expected administrative costs for the next twelve months and to conduct property acquisition investigation activities. Additional working capital will be required to fund any major acquisition, in the event that a suitable property is identified. The Company does not have sufficient funding at this time to conclude a major acquisition. Any new mineral property acquisition will require additional financing through the issuance of common shares.

Cash and cash equivalents at July 31, 2006 amounted to $1,071,431, an increase of $400,676 from the previous year ended July 31, 2005, when the company’s cash and cash equivalents amounted to $670,755. Operating activities in fiscal 2006 utilized cash of $87,527, which offset $488,203 in cash received upon the exercise of 1,510,000 share purchase warrants in April 2006. These warrants constituted part of the 1,510,000 units issued in a non-brokered private placement during the year ended July 31, 2004, to directors and officers the Company.

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

As at January 5, 2007, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital. Any new acquisition must rely financing such as the sale of common shares to provide sufficient working capital. The Company is in the exploration and development stage and has not earned any revenue from mining operations and no revenue is expected to be generated in the foreseeable future.

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

D.           Trend Information

Average prices for precious metals have increased significantly since 2004. The average gold price for the year-to-date is US$602/oz. compared to US$430/oz in 2005. The Company’s only property interest is a net smelter royalty in an exploration property which is a gold prospect. However, since the exploration property has no known body of commercially viable ore, the Company expects that the increasing trend in gold prices will have little or no impact on the Company’s ability to attract significant equity financing.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth the names, functions and areas of experience in the Company of each of the Company’s directors and senior officers:

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

RENE G. CARRIER – President, Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. for ten years where he worked until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To

Quartz Mountain Resources Ltd.	Director	January 2000	Present

	President	June 2005	Present

Continental Minerals Corporation	Director	February 2001	Present

Rockwell Ventures Inc.	Director	April 1993	Present

	President	April 1993	November 2000

Acrex Ventures Ltd.	Director	September 2000	September 2003

Chartwell Technology Inc.	Director	June 1991	Present

International Royalty Corporation	Lead Director	June 2003	Present

BRIAN CAUSEY, B.Comm., C.A. - Director

Brian Causey holds a B.Comm. degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971. Formerly a partner of Peat Marwick Thorne (now KPMG LLP) (1969-1977), Mr. Causey is currently director of Project Finance for Hunter Dickinson Inc., a position he was appointed to in 2001.

Mr. Causey is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To

Quartz Mountain Resources Ltd.	Director	January 2003	Present

Zenith Transport Ltd.	President and Chief Executive Officer	1981	2001

T. BARRY COUGHLAN, B.A. - Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To

Quartz Mountain Resources Ltd.	Director	January 2005	Present

Continental Minerals Corporation	Director	May 2006	Present

Farallon Resources Ltd.	Director	March 1998	Present

Great Basin Gold Ltd.	Director	February 1998	Present

Icon Industries Ltd.	President, CEO and Director	September 1991	Present

Company	Positions Held	From	To

Taseko Mines Limited	Director	February 2001	Present

Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present

AMS Homecare Inc.	Director	November 2001	November 2004

Casamiro Resource Corp	Director	February 1995	August 2002

GORDON J. FRETWELL, B.Comm. LLB. – Director, Secretary

Gordon Fretwell holds a B.Comm degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To

Quartz Mountain Resources Ltd.	Director	January 2003	Present

Continental Minerals Corporation	Director	February 2001	Present

Northern Dynasty Minerals Ltd.	Director	June 2004	Present

Rockwell Ventures Inc.	Secretary	March 1998	Present

	Director	March 1998	September 2006

Antarex Metals Ltd.	Director	December 2000	September 2002

Bell Resources Corporation	Director	June 2001	Present

Benton Resources Corp.	Director	March 2005	Present

Grandcru Resources Corp.	Director	December 2002	Present

Icon Industries Limited	VP of Legal Services	December 2000	Present

	Director	July 2004	Present

International Royalty corporation	Director	February 2005	Present

Keegan Resources Inc.	Director	February 2004	Present

Pine Valley Mining Corp.	Director	August 2003	Present

Tri-Gold Resources Corp.	Director	July 2001	October 2003

	Secretary	July 2001	September 2003

	CFO	November 2005	January 2006

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

At July 31, 2006, Mr. Rene Carrier, the Company’s President and Mr. Jeffrey R. Mason, the Company’s Principal Accounting Officer, were the “Named Executive Officers” of the Company.

No cash compensation was paid for services provided by these Named Executive Officers in all capacities to the Company during the year ended July 31, 2006.

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

There are no other arrangements under which directors are or were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants. The compensation, in Canadian dollars, paid to the Named Executive Officers during the Company’s three most recently completed financial years is set out below:

Summary Compensation Table (in Cdn$)

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation (Cdn$)
					Awards		Payouts
		Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compen- sation (Cdn$)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (Cdn$)	LTIP Payouts (Cdn$)
Rene G. Carrier (1) Current President and Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil 700 (2) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason (3) Principal Accounting Officer	2006 2005 2004	8,709 2,991 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Rene G. Carrier was appointed President of the Company on June 16, 2005.
(2)	This amount represents US$571 paid to Euro-American Capital Corporation, a private company controlled by Rene G. Carrier for management services in 2005.
(3)	Jeffrey R. Mason was appointed Principal Accounting Officer on January 22, 2005.

Stock Options

The only equity compensation plan which the Company has in place is the share option plan which was previously approved by shareholders on January 21, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan is a “fixed” plan and provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 1,900,000 Common Shares. All options expire on a date not later than five years after the date of grant of such option.

There were no options granted during the most recently completed financial year.

The Named Executive Officers did not exercise any options during the most recently completed financial year.

The board of directors of the Company proposes that shareholders adopt a new share option plan (the “New Plan”) which will use a “rolling” number of shares rather than a “fixed” number of shares at the upcoming Annual General Meeting to be held on January 19, 2007. The board of directors have recommended that under the New Plan, a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted, less any outstanding options, will be reserved for issuance as options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”) under the New Plan. In other words, while the New Plan is in effect, there can never be more than 10% of the Company’s issued and outstanding Common Shares reserved for issuance under the New Plan at any point in time. Currently, the Company has 13,399,426 Common Shares issued and outstanding. As at the date hereof there are no options outstanding. Initially, 1,339,942 Common Shares will be available for options granted under the New Plan. Options granted under the Existing Plan will be rolled into and be deemed to be granted under the New Plan. It is the responsibility of the Company’s board of directors to ensure that the provisions of the New Plan are adhered to. This type of plan is called a “rolling’ plan.

The Company is currently listed on the NEX of the TSX Venture Exchange (“TSXV”). The New Plan requires shareholder and TSXV approval.

Eligible Optionees

Under the policies of TSXV, to be eligible for the issuance of a stock option under the New Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide the TSXV with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of the TSXV.

Material Terms of the Plan

The following is a summary of the material terms of the New Plan:

(a) all options granted under the New Plan are non-assignable, non-transferable and exercisable for a period of up to 5 years (10 years if the Company becomes a Tier 1 issuer on the TSXV);

(b) for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

(c) if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in Investor Relations Activities and the Company is a Tier 2 issuer);

(d) the minimum exercise price of an option granted under the New Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV);

(e) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period; and

(f) Options granted under the Existing Plan will be deemed to have been granted under the New Plan and will be subject to the terms and conditions of the New Plan.

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

C.           Board Practices

All directors were re-elected at the last annual and extraordinary general meeting held on January 25, 2006 and have a term of office expiring at the next annual general meeting of the Company expected to be held January 19, 2007. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

The Company and its subsidiaries have no directors’ service contracts providing for benefits upon termination of employment.

The Company has no compensation or remuneration committee.

Audit Committee

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is filed and available on Sedar.

Composition of the Audit Committee

The members of the audit committee are Rene G. Carrier, Brian F. Causey and Gordon J. Fretwell. Brian F. Causey is the only independent member of the audit committee. All members are considered to be financially literate.

Relevant Education and Experience

Mr. Carrier is a past Vice-President of Pacific International Securities Inc. for 10 years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies.

Mr. Causey holds a B.Comm. degree and is a Chartered Accountant. He is formerly a partner of Peat Marwick Thorne (now KPMG LLP), and has since 2001, been the Director of Project Finance for Hunter Dickinson Inc., a private company which provides geological, corporate development, administrative and management services to and incurs third party costs on behalf of the Company.

Mr. Fretwell holds a B.Comm. degree and graduated from the University of British Columbia with a Bachelor of Law degree. He is formerly a partner in a large Vancouver law firm, and has, since 1991, been a self-employed solicitor in Vancouver practicing primarily in the areas of corporate and securities law.

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

•

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board of Directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company’s auditors, Davidson & Company LLP, Chartered Accountants, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. The audit committee considers and approves requests and recommendations from management regarding the use of non-audit services to be provided by the Company’s auditors.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by Davidson & Company to the Company to ensure auditor independence.

D.           Employees

At July 31, 2006, and each of the past three years, the Company has had no employees and has contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of Hunter Dickinson Inc., a private company with certain directors in common with the Company.

E.           Share Ownership

(a)         Share Ownership

At January 7, 2007, there were 13,399,426 common shares and no stock options issued and outstanding. Directors and officers of the Company held the following securities of the Company at January 7, 2007:

Name and Office Held	Securities Beneficially Owned(1)	As a percentage of outstanding shares
Rene G. Carrier President and Director	150,000 common shares(2)	1.12%

Name and Office Held	Securities Beneficially Owned(1)	As a percentage of outstanding shares
Brian F. Causey Director	Nil	Nil
Gordon J. Fretwell Secretary and Director	Nil	Nil
T. Barry Coughlan Director	Nil	Nil

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

(b)           Share Option Plan

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

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Quartz is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of its knowledge, the Company is not directly or indirectly owned or controlled by a corporation or foreign government. As of January 5, 2007, the Company has authorized an unlimited number of common shares without par value, of which 13,399,426 were issued and outstanding and unlimited number of preferred shares without par value, of which no preferred share was issued and outstanding.

The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of January 5, 2007, by (i) each shareholder known to be the beneficial owner of more than 5% of the common stock and (ii) the officers and directors as a group indirectly, by any other corporation or by any foreign government. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

		Percentage Beneficially
Identity of Person or Group	Shares	Owned of Class

Estate of David S. Jennings (1)	3,962,424	29.6%

Robert A. Dickinson	1,500,569	11.2%

Notes:

1.	Dr. Jennings passed away on May 15, 2005. At the time of his death, he was the President, Chief Executive Officer and a director of the Company.

The Company’s major shareholders do not have any different voting rights than other shareholders.

Transfer Agent

The Company’s securities are recorded on the books of its transfer agent, Computershare Investor Services Inc. located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9; telephone (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Quartz does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To its knowledge, the Company is not owned or controlled, directly or indirectly, by any other corporation or foreign government, and there are no other arrangements which may, at a subsequent date, result in a change in control of the Company.

All other known shareholders with greater than 5% are brokerage clearinghouses.

As of January 5, 2007, directors and officers of the Company as a group (four persons) owned or controlled an aggregate of 150,000 common shares (1.11%) of the Company.

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at January 5, 2007:

	Number of registered
Location	shareholders	Number of shares
Canada	114	11,485,214
United States	1,536	1,438,621
Other	14	475,587
Total	1,664	13,399,422

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

B.           Related Party Transactions

During the year ended July 31, 2006, the Company entered into the following transactions with related parties:

(a)

The Company has paid $69,407 (2005 $57,732; 2004 - $19,776) to Hunter Dickinson Inc. (“HDI”), a private company with certain directors in common with the Company, for rent and administrative services, professional fees and geological costs.

(b)	The Company has paid $nil (2005 - $571; 2004 - $606) for consulting services to a director.

(c)	The Company paid $nil (2005 - $nil; 2004 - $40,580) in consulting fees and reimbursement of expenses to a private company controlled by a former director and officer of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Other than disclosed herein, no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended July 31, 2006.

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

B.           Significant Changes

The Company had no significant changes in its activities during the year ended July 31, 2006.

ITEM 9 THE OFFER AND LISTING

A.           Offer and Listing Details

1.           Trading Markets

The following table sets forth trading data on the Company’s common shares on the NEX board of the TSX Venture Exchange:

Fiscal		Period ended	High	Low
Year			(Cdn$)	(Cdn$)
	Annual
2006	Twelve months	To July 31, 2006	0.70	0.30
2005	Twelve months	To July 31, 2005	0.68	0.23
2004	Twelve months	To July 31, 2004	0.55	0.14
2003	Twelve months	To July 31, 2003	0.28	0.10
2002	Twelve months	To July 31, 2002	0.20	0.04

	By Quarter
2007	First quarter	October 31, 2006	0.60	0.36
2006	Fourth quarter	July 31, 2006	0.70	0.50
	Third quarter	April 30, 2006	0.65	0.36
	Second quarter	January 31, 2006	0.40	0.33
	First quarter	October 31, 2005	0.40	0.30
2005	Fourth quarter	July 31, 2005	0.37	0.23
	Third quarter	April 30, 2005	0.41	0.27
	Second quarter	January 31, 2005	0.51	0.38

	Monthly
	December 2006		0.42	0.36
	November 2006		0.36	0.33
	October 2006		0.40	0.31
	September 2006		0.31	0.31
	August 2006		0.31	0.30
	July 2006		0.37	0.25

The Company’s share trading information is also available through free Internet search services (eg– http://finance.yahoo.com, enter QZM-H.V). The trading prices on the OTC Bulletin Board are similar to the Canadian prices allowing for a currency exchange factor. The 52-week trading range ending on January 5, 2007, on the NEX board of the TSX Venture Exchange ranges from Cdn$0.33 to Cdn$0.70. The closing price on the NEX board of the TSX Venture Exchange on January 5, 2007, was US$0.37

B.           Plan of Distribution

Not applicable.

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

B.           Memorandum and Articles of Association

At the annual general meeting of the Company held on January 25, 2005, the Company’s shareholders adopted special resolutions to authorize the Company to adopt the following changes to Company Provisions, adoption of New Articles and the Creation of Preferred Shares as follows:

Changes to Company Provisions

It was resolved that:

(1)	the Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the Business Corporations Act (British Columbia) be removed and no longer be applied to the Company;

(2)

the President or any one director of the Company be authorized to instruct its agents to file a notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further action that may be necessary to effect the amendment;

(3)	the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office; and

(4)

the directors of the Company be authorized at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders.

Adoption of New Articles

It was resolved that:

(1)	the existing Articles of the Company be deleted in their entirety;

(2)	a new form of Articles be adopted in substitution for the existing Articles and that such new form of Articles be in compliance with Business Corporations Act (British Columbia);

(3)	the directors be authorized to make such non-material amendments to the Articles tabled at the Meeting as the directors approve prior to deposit of the new Articles in the Company’s minute book; and

(4)

the new form of Articles not take effect until these resolutions are deposited at the Company’s records office and the Notice of Alteration to the Notice of Articles is filed with the Registrar of Companies authorizing the creation of the Preferred Shares.

Creation of Preferred Shares

It was resolved that:

(1)

the authorized share structure of the Company be altered to alter the authorized share structure to create a class of Preferred Shares without par value and without a maximum number, and a class of Common Shares without par value and also without a maximum number;

(2)	the Preferred Shares may be issued in Series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions;

(3)	there be attached to the class of Preferred Shares the special rights and restrictions as set out in Article 26 of the Articles of the Company;

(4)

any director or officer of the Company be authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles of the Company to reflect the creation of the Preferred Shares without par value; and

(5)	the directors be authorized to delay or abandon the implementation of these resolutions in their discretion.

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

Under current Treasury Regulations, dividends paid on Quartz’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Quartz’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

At January 5, 2007, the Company had no warrants or options outstanding.

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

Services:	Year ended
	July 31, 2006	July 31, 2005

Audit Fees	C$18,796	C$ 20,523
Audit Related Fees	—	—
Tax Fees	1,625	2,450
All Other Fees	—	—
	C$20,421	C$ 22,973

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

None.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

(1)

Report of the Independent Registered Public Accounting Firm on the consolidated balance sheets as at July 31, 2006 and 2005; consolidated statements of operations and deficit, and cash flows for the years ended July 31, 2006, 2005, and 2004;

(2)	Consolidated balance sheets as at July 31, 2006 and 2005;

(3)	Consolidated statements of operations and deficit for each of the years ended July 31, 2006, 2005, and 2004;

(4)	Consolidated statements of cash flows for the years ended July 31, 2006, 2005, and 2004;

(5)	Notes to the consolidated financial statements, of which note 10 includes a reconciliation to United States generally accepted accounting principles.

ITEM 18 FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Type of
Document	Description

1	Certificate of Incorporation and Memorandum, as amended, June 5, 1986, (incorporated by reference to Exhibit 3 to the Company’s Statement of Form 10, Commission File No. 0-15490).

1	Articles July 28, 1982, (incorporated by reference to Exhibit 3 to the Company’s Statement on Form 10, Commission File No. 0-15490).

1	Certificate of Change of Name, November 5, 1997.

1	Articles, July 28, 1982 (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form 10, Commission file No. 0-15490).

1	Transition Application dated October 11, 2005

1	Notice of Articles dated October 11, 2005.

1	Notice of Alteration of Articles dated October 11, 2005

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

10	Audit Committee Charter (incorporated by reference to Exhibit 10.1 to the Company’s annual report on Form 20-F for the year ended July 31, 2004.)

10	Audit Committee Charter

Type of
Document	Description

10

Geological and Management Services Agreement between Hunter Dickinson Inc. and the Company (incorporated by reference to Exhibit 10.2 to the Company’s annual report on Form 20-F for the year ended July 31, 2005).

10.1	Code of Ethics

Exhibits included as part of this Form 20-F are as follows:

Type of
Document	Description

1.1	Transition Application dated February 17, 2006.

1.2	Notice of Articles dated February 17, 2006.

1.3	Special rights and restrictions of Preferred Shares

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Chief Financial Officer

99.1	Consolidated balance sheets as at July 31, 2006 and 2005; consolidated statements of operations and deficit, and cash flows for each of the years ended July 31, 2006, 2005, and 2004, together with Report of Independent Registered Public Accounting Firm thereon;

99.2	Management's Discussion and Analysis

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

              /s/ Rene Carrier

Per:       Rene G Carrier
              President

Dated:   January 25, 2007