Form 20-F
period 2007-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2008-02-05
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2007

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

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class:	Name of each exchange on which registered
Not applicable	Not applicable

- ii -

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

13,399,426 common shares as of July 31, 2007

Indicate by check mark if the Registrant is a well known seasoned issuer, as defined in Rule 405 of the
Securities Act.

Yes [   ]                         No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]                         No [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                         No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-a ccelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the
Exchange Act.

[   ]  Large Accelerated Filer                          [   ]  Accelerated Filer                          [X]  Non Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

 Item 17[X]                   Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in
Rule 126-2 of the Exchange Act):

Yes [   ]                         No [X]

T A B L E O F C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to “we”, the “Company” or “Quartz” refer to Quartz Mountain Resources Ltd. and its consolidated subsidiaries.

The Company uses the United States dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in United States dollars, unless otherwise indicated. See also Item 3 – “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of January 2, 2008 and all information included in this document should only be considered correct as of such date.

NOTE ON FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for the Company's exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying the Company's predictions. Some of these risks and assumptions include:

  general economic and business conditions, including changes in interest rates;

  prices of natural resources, costs associated with mineral exploration and other economic conditions;

  natural phenomena;

  actions by government authorities, including changes in government regulation;

  uncertainties associated with legal proceedings;

  changes in the resources market;

  future decisions by management in response to changing conditions;

  the Company’s ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to Quartz or persons acting on the Company's behalf. The Company assumes no obligation to update the Company's forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.        DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.        ADVISORS

Not applicable.

C.        AUDITOR

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A.        Selected Financial Data

The following tables present selected financial data extracted from the audited consolidated financial statements of Quartz for the last five fiscal years ended July 31, 2007, 2006, 2005, 2004 and 2003.

Quartz’s annual financial statements have been audited by its current independent registered public accounting firm, Davidson and Company LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 8 to the 2007 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) as they relate to Quartz and a reconciliation of Quartz’s consolidated financial statements to US GAAP.

Balance Sheet (in US$)	As at July 31,
	2007	2006	2005	2004 (restated(1))	2003 (restated(1))
Total Assets Canadian GAAP US GAAP(2)	712,911 712,910	1,114,031 1,114,030	687,281 687,280	693,697 693,697	520,095 499,094
Total Liabilities Canadian GAAP US GAAP	14,408 14,408	16,664 16,664	12,659 12,659	22,849 22,849	28,542 28,542
Working Capital Canadian GAAP US GAAP	698,502 698,502	1,097,366 1,097,366	674,621 674,621	670,848 670,848	470,552 470,552
Share Capital Canadian GAAP US GAAP	21,269,046 21,269,046	21,269,046 21,269,046	20,726,303 20,726,303	20,627,632 20,627,632	20,366,625 20,366,625
Contributed Surplus Canadian GAAP US GAAP	– –	– –	54,540 54,540	64,032 64,032	9,492 9,492
Deficit Canadian GAAP US GAAP	(20,570,543) (20,570,544)	(20,171,679) (20,171,680)	(20,106,221) (20,106,222)	(20,020,816) (20,020,816)	(19,884,564) (19,905,565)
Shareholders’ Equity Canadian GAAP US GAAP	698,503 698,502	1,097,367 1,097,366	674,622 674,621	670,848 670,848	491,553 470,552

Statement of Operations (in US$)	Years ended July 31,
	2007	2006	2005	2004 (restated(1))	2003 (restated(1))
Interest income Canadian GAAP US GAAP	35,741 35,741	26,201 26,201	15,127 15,127	11,605 11,605	11,762 11,762
(Loss) income Canadian GAAP US GAAP(2)	(398,864) (398,864)	(65,458) (65,458)	(85,405) (85,406)	(128,166) (115,251)	7,885 (3,759)

(Loss) income from continuing operations Canadian GAAP US GAAP(2)	(398,864) (398,864)	(65,458) (65,458)	(85,405) (85,406)	(128,166) (115,251)	7,885 (3,759)
(Loss) income per share(4) Canadian GAAP US GAAP	(0.03) (0.03)	(0.01) (0.01)	(0.01) (0.01)	(0.01) (0.01)	0.00 (0.01)
Weighted average number of common shares outstanding Canadian GAAP US GAAP	13,399,426 13,399,426	12,322,741 12,322,741	11,694,601 11,694,601	10,091,648 10,091,648	9,117,231 9,117,231

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 8, which reconciles Canadian GAAP to US GAAP.

Notes:

(1)

During the year ended July 31, 2005, the Company changed its accounting policy from capitalizing (deferring) mineral property expenditures to charging these costs to earnings in the period incurred. This change in accounting policy was applied retroactively and the amounts presented for these prior periods have been restated for this change. The effect of this change is to reduce loss for the year ended July 31, 2004 by $8,086 and to reduce income for the year ended July 31, 2003 by $8,086. There was no impact to opening deficit for the years ended July 31, 2005, 2006 and 2007. For more information, see note 4 in the notes to the audited consolidated financial statements for the years ended July 31, 2006, 2005 and 2004.

(2)

Under US GAAP exploration costs are generally written off unless there is a feasibility report which confirms the existence of economic ore making the recovery of costs likely. Note 8 of the audited consolidated financial statements provides descriptions of the material differences between Canadian GAAP and US GAAP for the fiscal years ended July 31, 2007, 2006, and 2005.

(3)	The Company has never paid dividends on its common shares.

Currency and Exchange Rates

On January 2, 2008, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$0.9927. The following tables set out the exchange rates, based on noon rates as the nominal quotations by the Bank of Canada website, www.bankofcanada.ca for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended July 31,
	2007	2006	2005	2004	2003
End of Period	$1.0657	$1.1309	$1.2259	$1.3292	$1.4073
Average for the Period	$1.1216	$1.1485	$1.2361	$1.3355	$1.4919
High for the Period	$1.1853	$1.2187	$1.3326	$1.4099	$1.5942
Low for the Period	$1.0372	$1.0990	$1.1774	$1.2692	$1.3361

Month	High	Low
December 2007	1.0217	0.9785
November 2007	1.0008	0.9170
October 2007	1.0004	0.9499
September 2007	1.0546	0.9963
August 2007	1.0755	1.0499
July 2007	1.0686	1.0372

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

The securities of Quartz are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Quartz for a prospective investor should not consider an investment in Quartz unless the investor is capable of sustaining an economic loss of the entire investment.

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

The Company’s Mineral Property Interests Contain No Known Ore.

The Company does not currently have an active exploration project, but is searching for a new acquisition. The Company holds a 1% net smelter return (“NSR”) royalty on the Quartz Mountain Property, an exploration stage prospect in Oregon. The Company’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by the Company on any mineral properties will result in discoveries of commercial quantities of ore.

As the Company does not have revenues, the Company will be dependent upon future financings to continue the Company's plan of operation.

The Company has not generated any revenues from the Company's business activities since the Company's incorporation. The Company's plan of operations involves the identification of a prospective property of merit. There is no assurance that these activities will result in the establishment of commercially exploitable mineral deposits. Even if commercially exploitable mineral deposits are discovered, the Company will require substantial additional financing in order to carry out the full exploration and development of such properties before the Company is able to achieve revenues from sales of mineral resources that the Company is able to extract.

The loss of management or other key personnel could harm the Company's business.

The success of the Company's activities is dependent to a significant extent on the efforts and abilities of management and other key personnel. Investors must be willing to rely to a significant extent on their discretion and judgment.

The Company has no history of earnings and no foreseeable earnings.

Quartz has a history of losses and there can be no assurance that the Company will ever be profitable. The Company anticipates that it will retain future earnings and other cash resources for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of the Company's Board of Directors after taking into account many factors including the Company's operating results, financial conditions and anticipated cash needs.

Going Concern Assumption.

The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception (deficit at July 31, 2007 was approximately $20.57 million), which casts substantial doubt on the ability of the Company to continue as a going concern. Failure to continue as a going concern would require that Quartz’s assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

General Mining Risks.

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

The industry in which the Company operates is highly competitive, and the Company may be unable to compete effectively with other companies.

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources, in the search for and the acquisition of attractive mineral properties. The Company’s ability to acquire properties in the future will depend not only on the Company's ability to develop its present properties, but also on the Company's ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

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

Foreign Jurisdiction Risks.

The Company’s activities could be subject not only to risks common to operations in the mining industry, but also the political and economic uncertainties of operating in a foreign jurisdiction. All laws may result in risks such as possible misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of sovereignty over mining, any or all of which could have an adverse impact upon the Company. The Company’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation. The Company’s operations and exploration activities are subject to federal and state laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive.

If the Company raises additional funding through equity financings, then the Company's current shareholders will suffer dilution.

The Company currently has enough money to fund expected administrative costs and mineral property investigations for the next twelve months. However, additional working capital will be required to fund any significant mineral property acquisitions. Management anticipates that the Company would have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security, in order to raise this additional working capital. The effect of additional issuances of equity securities will result in the dilution of existing shareholders’ percentage ownership interests.

Likely PFIC Status Has Consequences for United States Investors.

Potential investors who are U.S. taxpayers should be aware that the Company expects to be classified for U.S. tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in future years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See also Item 10E – “Passive Foreign Investment Company”.

Penny Stock Classification Could Affect the Marketability of the Company's Common Stock and Shareholders Could Find It Difficult to Sell Their Stock.

The penny stock rules in the United States require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the U.S and shareholders may find it more difficult to sell their shares.

ITEM 4 INFORMATION ON THE COMPANY

A.        History and Development of the Company

Incorporation

1.	The legal name of the Company is “Quartz Mountain Resources Ltd.”

2.

Quartz Mountain Resources Ltd. was incorporated on August 3, 1982, in British Columbia, Canada. The Company was originally incorporated as Wavecrest Resources Ltd., but changed its name to Quartz Mountain Gold Corp. on June 18, 1986. On November 5, 1997, the name of the Company was changed from Quartz Mountain Gold Corp. to Quartz Mountain Resources Ltd. and the shares were consolidated on a reverse ten-old-for-one-new share basis.

3.

The Company’s common shares were quoted on the United States NASDAQ SmallCap Market until May 12, 1994 when it ceased to meet the minimum listing requirements for this market. The Company’s common shares were listed on The Toronto Stock Exchange until November 10, 1994, when it ceased to meet the minimum listing requirements for listing on The Toronto Stock Exchange. Prior to November 15, 1989, the shares were also listed on the Vancouver Stock Exchange. The Company voluntarily removed its share listing from the Vancouver Stock Exchange (now the TSX Venture Exchange) at that time. The Company then traded in Canada on the Canadian Unlisted market. In October 2000, the Canadian Unlisted market was amalgamated into, and became Tier 3 of, the TSX Venture Exchange. On December 23, 2003, the Company was reclassified as a Tier 2 company. On February 17, 2005, the Company transferred its listing to NEX, a separate board of the TSX Venture Exchange, established in August 2003 to provide a new trading forum for listed companies that have fallen below the TSX Venture Exchange’s ongoing listing standards, due to low levels of business activity, or due to having ceased to carry on an active business. Currently, the Company’s shares trade on NEX under the symbol QZM.H, and certain broker-dealers in the United States make a market in the Company’s shares on the OTC Bulletin Board under the symbol QZMRF.

Offices

The Company’s business office is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6; telephone (604) 684-6365. The Company was incorporated under and continues to subsist under the laws of the Province of British Columbia. The Company’s registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7; telephone (604) 689-9111.

B.        Business Overview

The Company’s Business Strategy and Principal Activities

The Company is engaged in the acquisition and exploration of mineral properties, with a principal concentration on gold and silver.

In the first three years of its existence the Company was active in the exploration of small gold and silver prospects in Canada, but none of these prospects warranted further development. In 1986, the Company acquired the Quartz Mountain gold property (the “Property”), located in south central Oregon, and until January 2002 most of the Company’s effort was expended on the exploration and maintenance of these claims. Interests in this property and other properties were acquired by direct purchase, lease, and option, or through joint ventures.

The Company sold the Property during the fiscal year ended July 31, 2002, to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively “Seabridge”). Seabridge subsequently changed its name to Seabridge Gold Inc. At closing, Quartz received 300,000 Seabridge common shares, 200,000 Seabridge common share purchase warrants, US$100,000 and a 1% NSR from any future production on the Property. This transaction was approved by consent of the majority of the Company’s shareholders. Also during fiscal 2002, the Company sold the 300,000 common shares of Seabridge that it had received in the disposition of the Property, exercised the 200,000 warrants that it received pursuant to that transaction, and had subsequently sold the common shares that it had acquired upon the exercise of the warrants.

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

In fiscal 2007, the Company continued in its efforts to find a suitable mineral property, for potential acquisition and exploration. These efforts focused on potential acquisition targets in India. The Company did not find a suitable property for acquisition in 2007, but plans to continue reviewing mineral properties to determine whether there are any properties of merit that could be financed by the Company.

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

The Company does not currently have an active exploration project. Accordingly, during the fiscal year ended July 31, 2007, the Company’s activities were primarily restricted to conducting property investigations of mineral property interests. These investigations did not lead to any acquisitions. As Quartz is an exploration stage company, it does not have any revenues from its operations to offset its expenditures. Accordingly, the Company’s ability to continue its property investigation activities will be contingent upon achieving additional financing.

The Company’s financial statements are prepared on the basis that it will continue as a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations. Quartz’s financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities, in accordance with Canadian GAAP. Reference should be made to note 8 to the July 31, 2007 financial statements, which provide a reconciliation of material measurement differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 3 of the accompanying audited consolidated financial statements for the year ended July 31, 2007 and a reconciliation of material measurement differences between these principles and US GAAP principles is shown in note 8.

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,

  the carrying values of mineral properties,

  the estimation of asset retirement obligations, and

  the carrying values of future income tax assets and liabilities.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of mineral properties

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of mineral property interests.

The carrying value of mineral properties is also dependant on the valuation used for the common shares of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition.

Site restoration costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Future income tax assets and liabilities

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are computed based upon differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values. Future income tax assets also result from unused loss carry-forwards and other deductions and are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance, to reflect the estimated realizable amount.

A.        Operating Results

Results of Operations

	Year ended July 31
	2007	2006	2005
Expenses (Income)
Office and administration	$89,607	$82,247	$66,864
Foreign exchange gain	(25,873)	(53,106)	(47,485)
Interest income	(35,741)	(26,201)	(15,127)
Mineral property investigations	325,856	-	27,125
Legal, accounting and audit	21,689	40,290	35,505
Regulatory, trust and filing	23,326	22,228	18,523

Loss for the year – Canadian GAAP	$(398,864)	$(65,458)	$(85,405)

US GAAP Reconciliation
Mineral property acquisition costs(1)	-	-	(1)

Loss for the year – US GAAP	$(398,864)	$(65,458)	$(85,406)

Notes:

(1)

Under Canadian GAAP, mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate have been placed into production, sold, allowed to lapse or abandoned. In contrast, under US GAAP, mineral property exploration and development expenditures are expensed as incurred. (See notes 3(d) and 8 of the notes to the audited consolidated financial statements for the years ended July 31, 2007, 2006, and 2005 for more information).

Years ended July 31, 2007 and July 31, 2006

Loss for the year ended July 31, 2007 was $398,864. This compares with a loss of $65,458 for the year ended July 31, 2006. The increased loss was due to significant mineral property investigation costs incurred during the year (2007 – $325,856; 2006 – $nil). Such costs were mainly incurred in India, where the Company focused its efforts in 2007 at finding a suitable mineral exploration property. Mineral property investigation costs in 2007 consisted primarily of $153,000 for geological wages, services and supplies, along with $116,000 for conferences and travel.

The Company recorded a foreign exchange gain of $25,873, compared with a gain of $53,106 in the prior year. The Company recorded gains on its Canadian dollar cash and cash equivalents, due to a rise in the Canadian dollar over the twelve months ended July 31, 2007.

Interest income for the year ended July 31, 2007 was $35,741, compared with $26,201 in 2006, due mainly to a higher monthly average cash balance and an increase in interest rates.

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

B.        Liquidity and Capital Resources

At July 31, 2007, the Company had working capital of approximately $698,500 (2006 - $1,097,000) which is sufficient to fund expected administrative costs and mineral property investigations for the next twelve months.

Additional working capital will be required to fund any major mineral property acquisition, in the event that a suitable property is identified. The Company does not have sufficient funding at this time to complete a major acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

Cash and cash equivalents at July 31, 2007 amounted to $663,877 (2006 - $1,071,431). Operating activities in fiscal 2007 utilized cash of $407,554 (2006 - $87,527), primarily for the mineral property investigation activities. In fiscal 2007 there was no share capital activity, while in fiscal 2006, $488,203 was received in cash upon the exercise of 1,510,000 share purchase warrants. These warrants constituted part of the 1,510,000 units issued in a non-brokered private placement during the year ended July 31, 2004, to directors and officers of the Company.

Requirement of Financing

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and also upon the exercise of warrants. The Company's access to exploration financing is always uncertain, and there can be no assurance of continued access to significant equity funding.

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

As at January 2, 2008, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.

Financial Instruments

The Company’s holdings of financial instruments are predominantly denominated in Canadian dollars. The Company does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of the Company’s immediate expenditure requirements are invested in low risk, highly liquid investments with original maturations of three months or less.

The Company does not have any material commitments for capital expenditures and, accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

The Company estimates that the cost of maintaining its corporate administrative activities is approximately $130,000 per year, if the Company does not commence any exploration programs on any property which it acquires. This is an estimated minimum annual cost to maintain the Company. Any exploration program would require funds above these minimum administration costs which include: office, legal, audit, filing, and transfer agent fees.

C.        Research Expenditures

Quartz does not carry out any research or development activities. Please refer to Item 5A and Item 5B above for a discussion of the expenditures that the Company has incurred in connection with its business activities.

D.        Trend Information

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year – US$604/oz – was higher than the average price – US$445/oz – in 2005. This volatility continued in early 2007, but prices have mainly been increasing since mid January. The average price over the first ten months of 2007 is US$675/oz.

However, since Quartz has not acquired a mineral property, the Company expects that the increasing trend in gold prices will have little or no impact on the Company’s ability to attract significant equity financing.

E.        Off – Balance Sheet Arrangements

Quartz has no off-balance sheet arrangements.

As used in this Item 5E, the term "off-balance sheet arrangement" means any transaction, agreement or other contractual arrangement to which an entity, unconsolidated with the Company, is a party, under which the Company has:

(a)

any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) ("FIN 45"), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b)	a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c)

any obligation under a derivative instrument that is both indexed to the Company's own stock and classified in stockholders' equity, or not reflected, in the Company's statement of financial position; or

(d)

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

As at fiscal year end July 31, 2007, the Company had the following contractual obligations:

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

G.        Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5E and Item 5F above.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Name (1)	Year born	Position	Director Since
Rene G. Carrier	1944	President and Director	January 2000
Brian F. Causey	1946	Director	January 2003
T. Barry Coughlan	1945	Director	January 2005
Gordon J. Fretwell	1953	Secretary and Director	January 2003

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

The following is biographical information on each of the persons listed above.

RENE G. CARRIER – President and Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
International Royalty Corporation	Lead Director	June 2003	Present
Rockwell Diamonds Inc.	Director	April 1993	Present

BRIAN CAUSEY, B.Comm., C.A. – Director

Brian Causey holds a B.Comm. degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971. Formerly a partner of Peat Marwick Thorne (now KPMG LLP) (1969-1977), Mr. Causey is currently Director of Project Finance for Hunter Dickinson Inc., a position he was appointed to in 2001.

Mr. Causey is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Yaletown Capital Corp.	Director	April 2007	Present

T. BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing of publicly traded companies for over 20 years. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and/or a director of the following companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2005	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp.	President and Director	June 1986	Present

GORDON J. FRETWELL, B.Comm. LLB. – Secretary and Director

Gordon Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Secretary and Director	January 2003	Present
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Secretary and Director	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	Present
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

B.        Compensation

During the Company's financial year ended July 31, 2007, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $6,705.

Rene G. Carrier, President and Jeffrey R. Mason, Principal Financial Officer are each “Named Executive Officers” of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rene G. Carrier(1) President	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil 700(2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason(3) Principal Accounting Officer	2007 2006 2005	6,705 8,709 2,991	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Notes:
(1)	Rene G. Carrier was appointed as President of the Company on June 16, 2005.
(2)	This amount represents US$571 paid to Euro-American Capital Corporation, a private company controlled by Rene G. Carrier for management services.
(3)	Jeffrey R. Mason has been Principal Accounting Officer since January 22, 2005.

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Share Options

The only equity compensation plan which the Company has in place is its share option plan (See Item 6E Share Option Plan). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares under the Plan. No option was granted during the 2007 fiscal year and as at July 31, 2007 and the date of this Annual Report, there are no options outstanding. All options expire on a date not later than five years after the date of grant of such option, for an NEX listed Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There is no compensatory plan or arrangement, with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of an officer’s employment or from a change of any Named Executive Officer’s responsibilities following a change in control.

Pension Plans

There is no defined benefit or actuarial plans in place for the Company.

C.        Board Practices

All directors were elected at the January 19, 2007 annual general meeting. All directors have a term of office expiring at the next annual general meeting of Quartz, scheduled to be held January 16, 2008. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There were no arrangements, standard of otherwise, pursuant to which directors were compensated by Quartz or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1.     Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s Board of Directors (the “Board”), be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

Messrs. Brian F. Causey and T. Barry Coughlan are the Company’s only independent directors. As such, the Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus, the Board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

2.     Other Directorships

The section entitled Item 6 – “Directors, Senior Management and Employees” in this Annual Report gives details of other reporting issuers of which each director is a director or officer.

3.     Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s business activities and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

4.     Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5.     Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

6.     Compensation

The Board determines the compensation for the President. The directors receive no cash compensation for acting in their capacity as directors of the Company.

7.     Other Board Committees

The Board has no compensation or other committees other than the audit committee.

8.     Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committee.

AUDIT COMMITTEE

The Audit Committee’s Charter

The audit committee has a charter that sets out its mandate and responsibilities. A copy of the audit committee charter was filed with the Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 20-F for the fiscal year ended July 31, 2004 and is available at www.sec.gov.

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

The Company’s auditor Davidson & Co. LLP has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Exemptions

Pursuant to section 6.1 of Multilateral Instrument 52-110 (“MI 52-110”), the Company is exempt from the requirements of Parts 3 and 5 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110 for the year ended July 31, 2007, by virtue of the Company being a "venture issuer". This exemption exempts a "venture issuer" from, among other things, the requirement to have 100% of the members of its audit committee be independent, as would otherwise be required by MI 52-110.

D.        Employees

At January 2, 2008 and for each of the past three fiscal years, the Company has had no employees and has contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of HDI, a private company with certain directors in common with the Company (see Item 7 – “Major Shareholders and Related Party Transactions”).

E.        Share Ownership

Security Holdings of Directors and Senior Management

As at January 2, 2008, the directors and officers of Quartz and their affiliates, directly and indirectly, own or control as a group an aggregate of 150,000 common shares (1.12%) .

As at January 2, 2008, the Company's directors and officers beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned(1)	As a % of outstanding common shares
Rene G. Carrier	150,000 common shares	1.12%
Brian F. Causey	Nil	Nil
Gordon J. Fretwell	Nil	Nil
T. Barry Coughlan	Nil	Nil

Notes:

(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

Share Option Plan

As at January 2, 2008, no options were outstanding pursuant to the Company's share option plan, and an aggregate of 1,339,943 common shares were available for issuance, pursuant to the Company’s share option plan, described below.

(a)	Incentive Options – none outstanding

(b)	Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Plan").

At the Company's annual general meeting (the "Meeting") held on January 19, 2007, shareholders confirmed the Company’s share option plan. The Plan is based on the maximum number of eligible shares equalling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

Eligible Optionees

Under the policies of the TSX Venture Exchange (“TSX-V”), to be eligible for the issuance of a stock option under the Plan an optionee must either be a director, officer or employee of the Company, or a consultant or an employee of a company providing management or other services to the Company, or its subsidiaries, at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, the company must provide TSX-V with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX-V.

Insider Limitations

The number of shares reserved for issuance under options granted to insiders may exceed 10% of the issued shares, and, within a twelve month period, the number of options granted to insiders may exceed 10% of the issued shares.

Disinterested Shareholder Approval

In accordance with the requirements of the TSX-V and the terms of the Plan, disinterested shareholder approval was received at the Meeting.

"Disinterested Shareholder Approval" means the approval by a majority of the votes cast by all shareholders of the Company at the Meeting excluding votes attached to listed shares beneficially owned by insiders of the Company to whom the options have been granted under the existing plan and associates of those insiders.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

Major Shareholders

Quartz is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Quartz’s knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Quartz, the only class of securities with voting rights. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of January 2, 2008, Quartz had authorized unlimited common shares without par value, of which 13,399,426 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of January 2, 2008, by (i) each shareholder known to be the beneficial owner of more than 5% of the common stock and (ii) the officers and directors as a group indirectly, by any other corporation or by any foreign government.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Estate of David S. Jennings (1)	3,962,424	29.6%
Robert A. Dickinson	1,490,569	11.1%

Notes:

1.	Dr. Jennings passed away on May 15, 2005. At the time of his death, he was the President, Chief Executive Officer and a director of the Company.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of January 2, 2008, Quartz’s register of shareholders indicates that Quartz’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	110	11,685,118	87.2%
United States	1,527	1,438,721	10.7%
Other	14	275,587	2.1%
Total	1,651	13,399,426	100.0%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Transfer Agent

The Company’s securities are recorded on the books of its transfer agent, Computershare Trust Company of Canada, located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9; telephone (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Quartz does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, the Company is not owned or controlled, directly or indirectly, by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly, other than as noted above under Major Shareholders. There are no arrangements known to Quartz which, at a subsequent date, may result in a change in control of the Company.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, "insiders" (generally, officers, directors and holders of 10% or more of Quartz’s shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Quartz’s securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B. Related Party Transactions

Except as disclosed below, Quartz has not, since the beginning of its last fiscal year ended July 31, 2007, and does not propose to:

(1)

enter into any transactions which are material to Quartz, or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which Quartz or any of its former subsidiaries was a party;

(2)	make any loans or guarantees directly or through any of its former subsidiaries to or for the benefit of any of the following persons:

	(a)	enterprises directly or indirectly through one or more intermediaries, controlling or controlled by or under common control with Quartz;

(b)

associates of Quartz (unconsolidated enterprises in which Quartz has significant influence or which has significant influence over Quartz) including shareholders beneficially owning 10% or more of the outstanding shares of Quartz;

	(c)	individuals owning, directly or indirectly, shares of Quartz that gives them significant influence over Quartz and close members of such individuals’ families;

(d)

key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of Quartz including directors and senior management and close members of such directors’ and senior managements’ families); or

(e)	enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Hunter Dickinson Inc.

The Company is party to the geological and administrative services agreement with Hunter Dickinson Inc. (“HDI”) dated December 31, 1996. During the fiscal year ended July 31, 2007, the Company paid $417,768 to HDI for services and reimbursements of third party disbursements pursuant to this agreement.

HDI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDI is owned by 9 public resource companies, including Quartz. The other nine public companies that own HDI include: Amarc Resources Ltd., Anooraq Resources Corporation, Casamiro Resource Corporation, Continental Minerals Corporation, Farallon Resources Ltd., Great Basin Gold Ltd., Taseko Mines Limited, Northern Dynasty Minerals Ltd. and Rockwell Diamonds Inc. Quartz and the other public companies listed above each own 10% of HDI.

As an umbrella organization, HDI provides, both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of January 2, 2008, HDI employed or retained on a substantially full-time basis, twenty-five geoscientists (of which eleven are professional geologists/PGeo, and two are geological engineers/PEng. and five are PhDs), ten licensed professional mining, mechanical or civil engineers (PEng.), thirteen accountants (including seven CAs and five CMAs or CGAs) and at least 35 administrative and support personnel.

Each public company in the HDI group, including Quartz, has the right to appoint one director to HDI's Board of Directors so that it has access to all of HDI's financial records, thus assuring transparency of cost allocations. HDI resources are made available on an as needed basis, at cost. Therefore, each public company only pays for the services it uses. In addition, HDI as a representative of the group has contacts in financial markets, primarily in North America, Europe and Asia.

Quartz’s business relationship with HDI consists of utilizing the services described above. HDI provides these services to Quartz which includes the services of Quartz’s President, pursuant to a standard (within the group) Geological Management and Administration Services Agreement with Hunter Dickinson Inc., dated December 31, 1996 (the "Geological Management and Administration Services Agreement"). Because of cross membership of many of the boards of directors within the group, certain members of management and the Board of Directors of Quartz are also members of the board of directors of HDI.

HDI's arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDI, make short term advances to members of the group. Quartz has been, but is not currently indebted to HDI. The Geological Management and Administration Services Agreement can be terminated by either party on 30 days notice.

C.        Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Quartz’s audited consolidated annual financial statements as at and for the years ending July 31, 2007, 2006 and 2005.

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

B.        Significant Changes

There have been no significant changes to the accompanying financial statements since July 31, 2007, except as disclosed in this Annual Report on Form 20-F.

ITEM 9 THE OFFER AND LISTING

A.        Offer and Listing Details

       1.        Trading Markets

The following table sets forth for the periods indicated the price history of the Company’s common shares on the NEX board of the TSX Venture Exchange and on the OTC Bulletin Board:

	TSX VENTURE EXCHANGE		OTCBB
FISCAL	HIGH (CDN$)	LOW (CDN$)	HIGH (US$)	LOW (US$)
2007	0.68	0.36	0.66	0.29
2006	0.70	0.30	0.68	0.22
2005	0.68	0.23	0.49	0.19
2004	0.55	0.14	0.38	0.08
2003	0.28	0.10	0.09	0.07

	TSX VENTURE EXCHANGE		OTCBB
QUARTER	HIGH (CDN$)	LOW (CDN$)	HIGH (US$)	LOW (US$)
Q1, 2008	0.75	0.45	0.72	0.43
Q4, 2007	0.68	0.59	0.66	0.51
Q3, 2007	0.68	0.47	0.60	0.38
Q2, 2007	0.55	0.36	0.47	0.29
Q1, 2007	0.60	0.36	0.45	0.30
Q4, 2006	0.70	0.50	0.68	0.43
Q3, 2006	0.65	0.36	0.59	0.31
Q2, 2006	0.40	0.33	0.32	0.25

	TSX VENTURE EXCHANGE		OTCBB
MONTH	HIGH (CDN$)	LOW (CDN$)	HIGH (US$)	LOW (US$)
December 2007	0.50	0.50	0.50	0.46
November 2007	0.55	0.50	0.57	0.48
October 2007	0.50	0.45	0.49	0.43
September 2007	0.60	0.49	0.58	0.43
August 2007	0.75	0.50	0.72	0.64
July 2007	0.68	0.59	0.66	0.53

B.        Plan of Distribution

Not applicable.

C.        Markets

Prior to February 17, 2005, the Company’s common shares were listed and traded in Canada on Tier 2 on the TSX Venture Exchange, under the symbol QZM.V. The transition to Tier 2 became effective December 23, 2003. Prior to this, the Company traded on Tier 3 on the TSX Venture Exchange.

On February 17, 2005, the Company transferred its listing to NEX, a separate board of TSX Venture Exchange. Currently, the Company’s common shares trade on NEX under the symbol QZM.H, and certain broker-dealers in the United States make market in the Company’s shares on the OTC Bulletin Board under the symbol QZMRF.

D.        Selling Shareholders

Not applicable.

E.        Dilution

Not applicable.

F.        Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.        Share Capital

Not applicable.

B.        Memorandum and Articles of Association

Quartz’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. BC0253743. A copy of the Company’s original Articles of Association was filed as an exhibit with Quartz’s initial registration statement on Form 20-F.

In March 2004, the Company Act (British Columbia) (the “BCCA”) was replaced by the Business Corporations Act (British Columbia) (the “BCA”). All companies incorporated under the BCCA were required to complete a transition application to the BCA by March 29, 2006. The directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA. Accordingly, the Company filed a Notice of Articles on February 17, 2006. The BCA approved the Company’s Notice of Articles and they were also approved by shareholders on January 25, 2006.

A summary of certain changes under the new articles was discussed and filed in a prior year with the Company’s filing on Form 20-F.

C.        Material Contracts

Quartz’s material contracts as of January 2, 2008 are:

  Geological Management and Administrative Services Agreement with HDI, dated for reference December 31, 1996. See Item 7B.

D.        Exchange Controls

Quartz is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Quartz’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Quartz was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Quartz and the value of the assets of Quartz, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Quartz. An investment in the common shares of Quartz by a WTO Investor, or by a non-Canadian when Quartz was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Quartz and the value of the assets of Quartz, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2007 is $281 million. A non-Canadian would acquire control of Quartz for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Quartz unless it could be established that, on the acquisition, Quartz was not controlled in fact by the acquirer through the ownership of the common shares.

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

E.        Taxation

Canadian Federal Income Tax Consequences

The following, in management's understanding, summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Quartz, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act, including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Quartz will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Quartz's voting shares). Quartz will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Quartz's issued shares of any class or series.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in management's understanding, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Quartz. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Quartz should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Quartz, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Quartz who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or any political subdivision thereof which has elected to be treated as a corporation for United States income tax purposes (under Treasury Regulation section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Quartz. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Quartz

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Quartz are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Quartz has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Quartz, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Quartz generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Quartz may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Quartz) deduction of the United States source portion of dividends received from Quartz (unless Quartz qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Quartz does not anticipate that it will earn any United States income, however, and therefore, does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Quartz common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Quartz common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Quartz may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to two specific classes of income: "passive income, and "general income". Dividends distributed by Quartz will generally constitute "passive income" for these purposes. Prior to January 1, 2007, there were nine specific classes of income rather than the two stated here. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Quartz should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Quartz

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Quartz equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Quartz. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Quartz will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Quartz qualifies as a PFIC for the fiscal year ending July 31, 2007, or in future fiscal years, each U.S. Holder of Quartz is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Quartz. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Quartz as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Quartz qualifies as a PFIC on his pro rata share of Quartz's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Quartz's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Quartz is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Quartz qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Quartz is a controlled foreign corporation, the U.S. Holder's pro rata share of Quartz's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Quartz's first tax year in which Quartz qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Quartz in which Quartz is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder". An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Quartz common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Quartz's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Quartz common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Quartz.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Quartz common shares and all excess distributions on his Quartz common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Quartz (i) which began after December 31, 1986, and (ii) for which Quartz was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Quartz common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year as ordinary income for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Quartz as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Quartz included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Quartz will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Quartz common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Quartz are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Quartz common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Quartz is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Quartz, certain adverse rules may apply in the event that both Quartz and any foreign corporation in which Quartz directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Quartz intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Quartz that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Quartz (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a dilution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Quartz (or an intermediate entity or the lower tier PFIC). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Quartz and does not dispose of its common shares.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Quartz is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Quartz ("United States Shareholder"), Quartz could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Quartz which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Quartz attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Quartz does not believe that it currently qualifies as a CFC. However, there can be no assurance that Quartz will not be considered a CFC for the current or any future taxable year.

F.        Dividends and Paying Agents

Not applicable.

G.        Statement by Experts

Not applicable.

H.        Documents on Display

Exhibits attached to this Form 20-F are also available for viewing on EDGAR, or at the offices of the Company, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of the Company at 604-684-6365, attention: Investor Relations Department. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.        Subsidiary Information

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.        Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives which are market sensitive and Quartz does not have financial market risks.

B.        Exchange Rate Sensitivity

A significant portion of Quartz's administrative operations are in Canada. The Company typically holds its funds in both Canadian and United States dollars and reports the results of its operations in United States. The Company is exposed to foreign currency exchange risk on both its Canadian dollar denominated investments as well as Canadian dollar denominated transactions and period end balances, which are reported in United States dollars.

The Company does not hedge this risk, and it does not consider this exposure to be material in the context of its operations.

C.        Interest Rate Risk and Equity Price Risk

The Company is equity financed and does not have any debt, other than routine accounts payable. As such, the Company is not subject to the risks associated with interest rate fluctuations.

D.        Commodity Price Risk

While the value of the Company’s resource properties, if any, can always be said to relate to the price of precious metals and the outlook for same, the Company does not have any operating mines and hence does not have any hedging or other commodity based operational risks respecting its business activities.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of July 31, 2007. This evaluation was carried out under the supervision and with the participation of the Company’s President, Rene Carrier, and the Company’s Principal Accounting Officer, Jeffrey R. Mason. Based upon that evaluation, the Company’s President and Principal Accounting Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Quartz in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission (the “SEC”). There have been no changes in the Company’s internal controls, or in other factors that significantly affected or could significantly affect internal controls, subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s President and Principal Accounting Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed fiscal year ended July 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have a material effect on the financial statements.

ITEM 16 AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.        Audit Committee Financial Expert

The Board of Directors has determined that Mr. Brian Causey is a member of the audit committee of the Company who qualifies as a "financial expert” based on his education and experience. Mr. Causey is "independent", as the term is defined in Item 401(e) of Regulation S-B. Mr. Causey is an accredited Chartered Accountant in Canada.

B.        Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's President, Principal Accounting Officer, and other members of senior management.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

C.        Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm, Davidson & Co., LLP for various services. The figures in the table below are expressed in Canadian Dollars.

Services:	Year ended
	July 31, 2007	July 31, 2006
Audit Fees (1)	C$ 21,000	C$ 21,590
Audit Related Fees (2)	—	—
Tax Fees (3)	3,000	2,875
All Other Fees (4)	—	—
	C$ 24,000	C$ 24,465

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	"Tax Fees" include fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	"All Other Fees" include fees billed for products and services provided by the principal accountant, other than the services reported in (1), (2) or (3) above.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the year ended July 31, 2007.

D.        Exemptions from Listing Standards for Audit Committees

Not applicable.

E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of the Independent Registered Public Accounting Firm on the consolidated balance sheets as at July 31, 2007 and 2006 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended July 31, 2007;

(2)	Consolidated balance sheets as at July 31, 2007 and 2006;

(3)	Consolidated statements of operations and deficit for each of the years in the three year period ended July 31, 2007;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements.

ITEM 18 FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit
1	Certificate of Incorporation and Memorandum, as amended, June 5, 1986, (incorporated by reference to Exhibit 3 to the Company’s Statement of Form 10, Commission File No. 0- 15490).
1	Articles July 28, 1982, (incorporated by reference to Exhibit 3 to the Company’s Statement on Form 10, Commission File No. 0-15490).
1	Certificate of Change of Name, November 5, 1997.
1	Articles, July 28, 1982 (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form 10, Commission file No. 0-15490).
1	Transition Application dated October 11, 2005
1	Notice of Articles dated October 11, 2005.
1	Notice of Alteration of Articles dated October 11, 2005
1	Notice of Alteration dated February 17, 2006.
1	Notice of Articles dated February 17, 2006.
1	Special rights and restrictions of Preferred Shares
10

Quartz Mountain Resources Ltd. Stock Incentive Plan, as amended (incorporated by reference to Exhibit 4 to the Company’s Form S-8 Registration Statement dated November 27, 1989, Commission File No. 33-32388).

10	Indemnity Agreement dated February 1989, between the Company and David S. Jennings (incorporated by reference to Exhibit 10(a) to the Company’s Form S-8 Registration No. 33-32388).

Exhibit Number	Description of Exhibit
10	Letter Agreement dated August 21, 1995, between Wavecrest Resources, Inc. and Newmont Exploration Limited. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K dated August 21, 1995).
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

10.1	Code of Ethics

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	CEO Section 302 Certification
12.2	CFO Section 302 Certification
13.1	CEO Section 906 Certification
13.2	CFO Section 906 Certification
99.1

Consolidated balance sheets as at July 31, 2007 and 2006; consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended July 31, 2007, together with the Report of Independent Registered Public Accounting Firm thereon;

99.2	Management's Discussion and Analysis

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Rene G Carrier
_______________________________________
RENE G CARRIER
Director and President

Per:        Rene G Carrier
               President

Dated:   January 29, 2008