Form 20-F
period 2008-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2008-10-22
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2008

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

13,399,426 common shares as of July 31, 2008

Indicate by check mark if the Registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [     ]     No [ x ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [     ]     No [ x ]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ]     No [     ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act.

[     ]  Large Accelerated Filer           [     ]  Accelerated Filer           [ x ]  Non Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [ x ]     Item 18 [     ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 126-2 of the Exchange Act):

Yes [     ]     No [ x ]

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

Except as noted, the information set forth in this Annual Report is as of September 23, 2008 and all information included in this document should only be considered correct as of such date.

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

The following tables present selected financial data extracted from the audited consolidated financial statements of Quartz for the last five fiscal years ended July 31, 2008, 2007, 2006, 2005 and 2004.

Quartz’s annual financial statements have been audited by its current independent registered public accounting firm, Davidson and Company LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 10 to the 2008 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) as they relate to Quartz and a reconciliation of Quartz’s consolidated financial statements to US GAAP.

Balance Sheet (in US$)	As at July 31,
	2008	2007	2006	2005	2004
Total Assets Canadian GAAP US GAAP(2)	612,511 612,510	712,911 712,910	1,114,031 1,114,030	687,281 687,280	693,697 693,697
Total Liabilities Canadian GAAP US GAAP	20,519 20,519	14,408 14,408	16,664 16,664	12,659 12,659	22,849 22,849
Working Capital Canadian GAAP US GAAP	591,991 591,991	698,502 698,502	1,097,366 1,097,366	674,621 674,621	670,848 670,848
Share Capital Canadian GAAP US GAAP	21,269,046 21,269,046	21,269,046 21,269,046	21,269,046 21,269,046	20,726,303 20,726,303	20,627,632 20,627,632
Contributed Surplus Canadian GAAP US GAAP	– –	– –	– –	54,540 54,540	64,032 64,032
Deficit Canadian GAAP US GAAP	(20,677,054) (20,677,055)	(20,570,543) (20,570,544)	(20,171,679) (20,171,680)	(20,106,221) (20,106,222)	(20,020,816) (20,020,816)
Shareholders’ Equity Canadian GAAP US GAAP	591,992 591,991	698,503 698,502	1,097,367 1,097,366	674,622 674,621	670,848 670,848

Statement of Operations (in US$)	Years ended July 31,
	2008	2007	2006	2005	2004
Interest income Canadian GAAP US GAAP	24,465 24,465	35,741 35,741	26,201 26,201	15,127 15,127	11,605 11,605
(Loss) income Canadian GAAP US GAAP(2)	(106,511) (106,511)	(398,864) (398,864)	(65,458) (65,458)	(85,405) (85,406)	(128,166) (115,251)

(Loss) income from continuing operations Canadian GAAP US GAAP(2)	(106,511) (106,511)	(398,864) (398,864)	(65,458) (65,458)	(85,405) (85,406)	(128,166) (115,251)
(Loss) income per share(2) Canadian GAAP US GAAP	(0.01) (0.01)	(0.03) (0.03)	(0.01) (0.01)	(0.01) (0.01)	(0.01) (0.01)
Weighted average number of common shares outstanding Canadian GAAP US GAAP	13,399,426 13,399,426	13,399,426 13,399,426	12,322,741 12,322,741	11,694,601 11,694,601	10,091,648 10,091,648

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 10, which reconciles Canadian GAAP to US GAAP.

Notes:

(1)

During the year ended July 31, 2005, the Company changed its accounting policy from capitalizing (deferring) mineral property expenditures to charging these costs to earnings in the period incurred. This change in accounting policy was applied retroactively and the amounts presented for these prior periods have been restated for this change. The effect of this change is to reduce loss for the year ended July 31, 2004 by $8,086 and to reduce income for the year ended July 31, 2003 by $8,086. There was no impact to opening deficit for the years ended July 31, 2006, 2007 and 2008. For more information, see note 4 in the notes to the audited consolidated financial statements for the years ended July 31, 2008, 2007 and 2006.

(2)

Under US GAAP exploration costs are generally written off unless there is a feasibility report which confirms the existence of economic ore making the recovery of costs likely. Note 10 of the audited consolidated financial statements provide descriptions of the material differences between Canadian GAAP and US GAAP for the fiscal years ended July 31, 2008, 2007, and 2006.

(3)	The Company has never paid dividends on its common shares.

Currency and Exchange Rates

On September 23, 2008, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$1.0355. The following tables set out the exchange rates, based on noon rates as the nominal quotations by the Bank of Canada website, www.bankofcanada.ca for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended July 31,
	2008	2007	2006	2005	2004
End of Period	$1.0240	$1.0657	$1.1309	$1.2259	$1.3292
Average for the Period	$1.0070	$1.1216	$1.1485	$1.2361	$1.3355
High for the Period	$1.0755	$1.1853	$1.2187	$1.3326	$1.4099
Low for the Period	$0.9170	$1.0372	$1.0990	$1.1774	$1.2692

Month	High	Low
September 2008	1.0796	1.0338
August 2008	1.0678	1.0253
July 2008	1.0261	1.0016
June 2008	1.0282	0.9942
May 2008	1.0189	0.9844
April 2008	1.0270	1.0025

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Going Concern Assumption.

The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception (deficit at July 31, 2008 was approximately $20.68 million), which may indicate doubt on the ability of the Company to continue as a going concern. Failure to continue as a going concern would require that Quartz’s assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

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

In fiscal 2007, the Company continued in its efforts to find a suitable mineral property, for potential acquisition and exploration. These efforts focused on potential acquisition targets in Asia. The Company did not find a suitable property for acquisition in 2007, but plans to continue reviewing mineral properties to determine whether there are any properties of merit that could be financed by the Company.

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

The Company does not currently have an active exploration project. Accordingly, during the fiscal year ended July 31, 2008, the Company’s activities were primarily restricted to conducting property investigations of mineral property interests. These investigations did not lead to any acquisitions. As Quartz is an exploration stage company, it does not have any revenues from its operations to offset its expenditures. Accordingly, the Company’s ability to continue its property investigation activities will be contingent upon achieving additional financing.

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

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities, in accordance with Canadian GAAP. Reference should be made to note 10 to the July 31, 2008 financial statements, which provide a reconciliation of material measurement differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 3 of the accompanying audited consolidated financial statements for the year ended July 31, 2008 and a reconciliation of material measurement differences between these principles and US GAAP principles is shown in note 10.

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

A.	Operating Results

Results of Operations

	Year ended July 31
	2008	2007	2006
Expenses (Income)
Office and administration	$93,070	$89,607	$82,247
Foreign exchange gain	(29,874)	(25,873)	(53,106)
Interest income	(24,465)	(35,741)	(26,201)
Mineral property investigations	-	325,856	-
Legal, accounting and audit	34,779	21,689	40,290
Regulatory, trust and filing	33,001	23,326	22,228

Loss for the year – Canadian GAAP	$(106,511)	$(398,864)	$(65,458)

US GAAP Reconciliation
Mineral property acquisition costs(1)	-	-	-

Loss for the year – US GAAP	$(106,511)	$(398,864)	$(65,458)

Notes:

(1)

Under Canadian GAAP, mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate have been placed into production, sold, allowed to lapse or abandoned. In contrast, under US GAAP, mineral property exploration and development expenditures are expensed as incurred. (See notes 3(b) and 10 of the notes to the audited consolidated financial statements as at and for the years ended July 31, 2008, 2007, and 2006 for more information).

Years ended July 31, 2008 and July 31, 2007

Loss for the year ended July 31, 2008 was $106,511. This compares with a loss of $398,864 for the year ended July 31, 2007. The Company conducted no material exploration or property investigation activity during the current year. The decreased loss was due to significant mineral property investigation costs incurred during the previous year (2008 – $nil; 2007 – $325,856). Such costs were mainly incurred in Asia, where the Company focused its efforts in 2007 at finding a suitable mineral exploration property.

The Company recorded a foreign exchange gain of $29,874, compared with a gain of $25,873 in the prior year. The Company recorded foreign exchange gains on its Canadian dollar cash holdings, due to a rise of approximately $0.12 (twelve month rate 2007 – 1.1260 minus 2008 – 1.0070) in the Canadian dollar during the twelve months ended July 31, 2008.

Interest income for the year ended July 31, 2008 was $24,465, compared with $35,741 in 2007, due mainly to slightly lower average cash balances and lower interest rates.

Years ended July 31, 2007 and July 31, 2006

Loss for the year ended July 31, 2007 was $398,864. This compares with a loss of $65,458 for the year ended July 31, 2006. The increased loss was due to significant mineral property investigation costs incurred during the year (2007 – $325,856; 2006 – $nil). Such costs were mainly incurred in Asia, where the Company focused its efforts in 2007 at finding a suitable mineral exploration property. Mineral property investigation costs in 2007 consisted primarily of $153,000 for geological wages, services and supplies, along with $116,000 for conferences and travel.

The Company recorded a foreign exchange gain of $25,873, compared with a gain of $53,106 in the prior year. The Company recorded gains on its Canadian dollar cash holdings, due to a rise of approximately $0.04 in the Canadian dollar over the twelve months ended July 31, 2007.

Interest income for the year ended July 31, 2007 was $35,741, compared with $26,201 in 2006, due mainly to a higher monthly average cash balance and an increase in interest rates.

B.	Liquidity and Capital Resources

At July 31, 2008, the Company had working capital of approximately $591,991 (2007 - $698,502) which is sufficient to fund expected administrative costs and mineral property investigations for the next twelve months.

Additional working capital will be required to fund any major mineral property acquisition, in the event that a suitable property is identified. The Company does not have sufficient funding at this time to complete a major acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

Cash and cash equivalents at July 31, 2008 amounted to $591,336 (2007 - $663,877). Operating activities in fiscal 2008 utilized cash of $72,541 (2007 - $407,554), primarily for the mineral property investigation activities. In fiscal 2008 and 2007 there was no share capital activity.

Requirement of Financing

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings. The Company's access to exploration financing is always uncertain, and there can be no assurance of continued access to significant equity funding.

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

As at September 23, 2008, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.

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

The Company estimates that the cost of maintaining its corporate administrative activities is approximately $150,000 per year, if the Company does not commence any exploration programs on any property which it acquires. This is an estimated minimum annual cost to maintain the Company. Any exploration program would require funds above these minimum administration costs which include: office, legal, audit, filing, and transfer agent fees.

C.	Research Expenditures

Quartz does not carry out any research or development activities. Please refer to Item 5A and Item 5B above for a discussion of the expenditures that the Company has incurred in connection with its business activities.

D.	Trend Information

Overall, gold prices have been increasing for more than three years. The average price of 2007 – US$650/oz – was higher than the average price – US$604/oz – in 2006. The average price over the first eight months of 2008 is US$905/oz.

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

As at fiscal year end July 31, 2008, the Company had the following contractual obligations:

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

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
International Royalty Corporation	Lead Director	June 2003	Present
Rockwell Diamonds Inc.	Director	April 1993	Present

BRIAN CAUSEY, B.Comm., C.A. – Director

Brian Causey holds a B.Comm. degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971. Formerly a partner of Peat Marwick Thorne (now KPMG LLP) (1969-1977), Mr. Causey is currently Director of Project Finance for Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.), a position he was appointed to in 2001.

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

GORDON J. FRETWELL, B.Comm. LLB. – Secretary and Director

Gordon Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

B.	Compensation

During the Company's financial year ended July 31, 2008, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $13,351.

Rene G. Carrier, President, Jeffrey R. Mason, former Principal Accounting Officer, and Paul Mann, Principal Accounting Officer are each “Named Executive Officers” of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rene G. Carrier(1) President	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason(2) Former Principal Accounting Officer	2008 2007 2006	2,663 6,705 8,709	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Paul Mann(3) Principal Accounting Officer	2008 2007 2006	10,688 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)	Rene G. Carrier was appointed as President of the Company on June 16, 2005.
(2)	Until February 2008, Jeffrey Mason was the Principal Accounting Officer of the Company.
(3)	Paul Mann was appointed as Principal Accounting Officer of the Company after Jeffrey Mason resigned.

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

Share Options

The only equity compensation plan which the Company has in place is its share option plan (See Item 6E Share Option Plan). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares under the Plan. No option was granted during the 2008 fiscal year and as at July 31, 2008 and the date of this Annual Report, there are no options outstanding. All options expire on a date not later than five years after the date of grant of such option, for an NEX listed Company.

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

All directors were elected at the January 16, 2008 annual general meeting. All directors have a term of office expiring at the next annual general meeting of Quartz, expected to be held in January 2009. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

Exemptions

Pursuant to section 6.1 of Multilateral Instrument 52-110 (“MI 52-110”), the Company is exempt from the requirements of Parts 3 and 5 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110 for the year ended July 31, 2008, by virtue of the Company being a "venture issuer". This exemption exempts a "venture issuer" from, among other things, the requirement to have 100% of the members of its audit committee be independent, as would otherwise be required by MI 52-110.

D.	Employees

At September 23, 2008 and for each of the past three fiscal years, the Company has had no employees and has contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of HDI, a private company with certain directors in common with the Company (see Item 7 – “Major Shareholders and Related Party Transactions”).

E.	Share Ownership

Security Holdings of Directors and Senior Management

As at September 23, 2008, the directors and officers of Quartz and their affiliates, directly and indirectly, own or control as a group an aggregate of 150,000 common shares (1.12%) .

As at September 23, 2008, the Company's directors and officers beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned(1)	As a % of outstanding common shares
Rene G. Carrier	150,000 common shares	1.12%
Brian F. Causey	Nil	Nil
Gordon J. Fretwell	Nil	Nil
T. Barry Coughlan	Nil	Nil

Notes:

(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

Share Option Plan

As at September 23, 2008, no options were outstanding pursuant to the Company's share option plan, and an aggregate of 1,339,943 common shares were available for issuance, pursuant to the Company’s share option plan, described below.

(a)	Incentive Options – none outstanding

(b)	Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Plan").

At the Company's annual general meeting (the "Meeting") expected to be held in January 2009, shareholders will confirm the Company’s share option plan. The Plan is based on the maximum number of eligible shares equalling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

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

As of September 23, 2008, Quartz had authorized unlimited common shares without par value, of which 13,399,426 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of September 23, 2008, by (i) each shareholder known to be the beneficial owner of more than 5% of the common stock and (ii) the officers and directors as a group indirectly, by any other corporation or by any foreign government.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Estate of David S. Jennings	3,962,424	29.6%
Robert A. Dickinson	1,490,569	11.1%

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of September 23, 2008, Quartz’s register of shareholders indicates that Quartz’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	111	10,971,803	81.9%
United States	1,508	1,438,721	10.7%
Other	14	988,902	7.4%
Total	1,633	13,399,426	100.0%

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

Except as disclosed below, Quartz has not, since the beginning of its last fiscal year ended July 31, 2008, and does not propose to:

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

Hunter Dickinson Services Inc.

The Company is party to the geological and administrative services agreement with Hunter Dickinson Services Inc. (“HDSI”) dated June 1, 2008. During the fiscal year ended July 31, 2008, the Company paid $95,754 to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

HDSI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDSI is owned by 8 public resource companies, including Quartz. The other seven public companies that own HDSI include: Amarc Resources Ltd., Anooraq Resources Corporation, Continental Minerals Corporation, Farallon Resources Ltd., Taseko Mines Limited, Northern Dynasty Minerals Ltd. and Rockwell Diamonds Inc. Quartz and the other public companies listed above each own equal portions of HDSI.

As an umbrella organization, HDSI provides, both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of September 23, 2008, HDSI employed or retained on a substantially full-time basis, 38 geoscientists (of which 21 are professional geologists/PGeo or PhDs), 18 licensed professional mining, mechanical or civil engineers (PEng.), 22 accountants (including sixteen are CAs, CMAs or CGAs) and at least 62 administrative and support personnel.

Each public company in the HDSI group, including Quartz, has the right to appoint one director to HDSI's Board of Directors so that it has access to all of HDSI's financial records, thus assuring transparency of cost allocations. HDSI resources are made available on an as needed basis, at cost. Therefore, each public company only pays for the services it uses. In addition, HDSI as a representative of the group has contacts in financial markets, primarily in North America, Europe and Asia.

Quartz’s business relationship with HDSI consists of utilizing the services described above. HDSI provides these services to Quartz which includes the services of Quartz’s President, pursuant to a standard (within the group) Geological Management and Administration Services Agreement with Hunter Dickinson Inc., dated December 31, 1996 (the "Geological Management and Administration Services Agreement"). Because of cross membership of many of the boards of directors within the group, certain members of management and the Board of Directors of Quartz are also members of the board of directors of HDSI.

HDSI's arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDSI, make short term advances to members of the group. Quartz has been, but is not currently indebted to HDSI. The Geological Management and Administration Services Agreement can be terminated by either party on 30 days notice.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Quartz’s audited consolidated annual financial statements as at and for the years ending July 31, 2008, 2007 and 2006.

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

There have been no significant changes to the accompanying financial statements since July 31, 2008, except as disclosed in this Annual Report on Form 20-F.

ITEM 9 THE OFFER AND LISTING

A.	Offer and Listing Details

1.	Trading Markets

The following table sets forth for the periods indicated the price history of the Company’s common shares on the NEX board of the TSX Venture Exchange and on the OTC Bulletin Board:

	TSX VENTURE EXCHANGE		OTCBB
FISCAL	HIGH (CDN$)	LOW (CDN$)	HIGH (US$)	LOW (US$)
2008	0.75	0.42	0.72	0.39
2007	0.68	0.36	0.66	0.29
2006	0.70	0.29	0.68	0.22
2005	0.68	0.23	0.49	0.19
2004	0.55	0.14	0.38	0.08

	TSX VENTURE EXCHANGE		OTCBB
QUARTER	HIGH (CDN$)	LOW (CDN$)	HIGH (US$)	LOW (US$)
Q4, 2008	0.51	0.42	0.44	0.39
Q3, 2008	0.52	0.42	0.50	0.41
Q2, 2008	0.55	0.50	0.52	0.46
Q1, 2008	0.75	0.45	0.72	0.43
Q4, 2007	0.68	0.59	0.66	0.49
Q3, 2007	0.68	0.47	0.60	0.38
Q2, 2007	0.55	0.36	0.47	0.29
	TSX VENTURE EXCHANGE		OTCBB
MONTH	HIGH (CDN$)	LOW (CDN$)	HIGH (US$)	LOW (US$)
September 2008	0.50	0.42	0.41	0.28
August 2008	0.50	0.45	0.43	0.40
July 2008	0.46	0.45	0.45	0.41
June 2008	0.51	0.42	0.44	0.39
May 2008	0.42	0.42	0.45	0.43
April 2008	0.45	0.42	0.43	0.42

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Quartz’s material contracts as of September 23, 2008 are:

  Geological Management and Administrative Services Agreement with HDSI, dated for reference December 31, 1996. See Item 7B.
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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Quartz qualifies as a PFIC for the fiscal year ending July 31, 2008, or in future fiscal years, each U.S. Holder of Quartz is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

Exhibits attached to this Form 20-F are also available for viewing on EDGAR at www.sec.gov, or at the offices of the Company, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of the Company at 604-684-6365, attention: Investor Relations Department. Copies of the Company’s Canadian GAAP financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.	Subsidiary Information

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives which are market sensitive and Quartz does not have financial market risks.

B.	Exchange Rate Sensitivity

All of Quartz's administrative operations are in Canada. The Company typically holds its funds in both Canadian and United States dollars and reports the results of its operations in United States. The Company is exposed to foreign currency exchange risk on both its Canadian dollar denominated investments as well as Canadian dollar denominated transactions and period end balances, which are reported in United States dollars.

The Company does not hedge this risk.

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

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Principal Accounting Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of July 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Principal Accounting Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Principal Accounting Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

While our Chief Executive Officer and our Principal Accounting Officer believe that our disclosure controls and procedures provide a reasonable level of assurance of effectiveness, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

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

The Company has adopted a Code of Ethics that applies to the Company's directors, the President, Principal Accounting Officer, and other members of senior management.

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

Services:	Year ended
	July 31, 2008	July 31, 2007
Audit Fees (1)	C$ 17,500	C$ 21,000
Audit Related Fees (2)	—	—
Tax Fees (3)	2,000	3,000
All Other Fees (4)	—	—
	C$ 19,500	C$ 24,000

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

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the year ended July 31, 2008.

D.	Exemptions from Listing Standards for Audit Committees

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of the Independent Registered Public Accounting Firm on the consolidated balance sheets as at July 31, 2008 and 2007 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended July 31, 2008;

(2)	Consolidated balance sheets as at July 31, 2008 and 2007;

(3)	Consolidated statements of operations and deficit for each of the years in the three year period ended July 31, 2008;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements.

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

10.1	Code of Ethics

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Principal Accounting Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Principal Accounting Officer
99.1

Consolidated balance sheets as at July 31, 2008 and 2007; consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended July 31, 2008, together with the Report of Independent Registered Public Accounting Firm thereon;

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Rene G Carrier

RENE G CARRIER
Director and President

Per:	Rene G Carrier
President

Dated: September 23, 2008