Form 20-F
period 2009-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2009-10-13
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2009

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

13,399,426 common shares as of July 31, 2009

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

The Company uses the United States dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in United States dollars, unless otherwise indicated. See also Item 3 –“Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of October 9, 2009 and all information included in this document should only be considered correct as of such date.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following tables present selected financial data extracted from the audited consolidated financial statements of Quartz for the last five fiscal years ended July 31, 2009, 2008, 2007, 2006 and 2005.

Quartz’s annual financial statements have been audited by its current independent registered public accounting firm, Davidson and Company LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 10 to the 2009 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) as they relate to Quartz and a reconciliation of Quartz’s consolidated financial statements to US GAAP.

Balance Sheet (in US$)	As at July 31
	2009	2008	2007	2006	2005
Total Assets Canadian GAAP US GAAP(2)	423,727 423,726	612,511 612,510	712,911 712,910	1,114,031 1,114,030	687,281 687,280
Total Liabilities Canadian GAAP US GAAP	55,838 55,838	20,519 20,519	14,408 14,408	16,664 16,664	12,659 12,659
Working Capital Canadian GAAP US GAAP	367,888 367,888	591,991 591,991	698,502 698,502	1,097,366 1,097,366	674,621 674,621
Share Capital Canadian GAAP US GAAP	21,269,046 21,269,046	21,269,046 21,269,046	21,269,046 21,269,046	21,269,046 21,269,046	20,726,303 20,726,303
Contributed Surplus Canadian GAAP US GAAP	– –	– –	– –	– –	54,540 54,540
Deficit Canadian GAAP US GAAP	(20,901,157) (20,901,158)	(20,677,054) (20,677,055)	(20,570,543) (20,570,544)	(20,171,679) (20,171,680)	(20,106,221) (20,106,222)
Shareholders’ Equity Canadian GAAP US GAAP	367,889 367,888	591,992 591,991	698,503 698,502	1,097,367 1,097,366	674,622 674,621

Statement of Operations (in US$)	Years ended July 31
	2009	2008	2007	2006	2005
Interest income Canadian GAAP US GAAP	4,451 4,451	24,465 24,465	35,741 35,741	26,201 26,201	15,127 15,127
(Loss) income Canadian GAAP US GAAP(2)	(224,103) (224,103)	(106,511) (106,511)	(398,864) (398,864)	(65,458) (65,458)	(85,405) (85,406)

Statement of Operations (in US$)	Years ended July 31
	2009	2008	2007	2006	2005
(Loss) income from continuing operations Canadian GAAP US GAAP(2)	(224,103) (224,103)	(106,511) (106,511)	(398,864) (398,864)	(65,458) (65,458)	(85,405) (85,406)
(Loss) income per share(2) Canadian GAAP US GAAP	(0.02) (0.02)	(0.01) (0.01)	(0.03) (0.03)	(0.01) (0.01)	(0.01) (0.01)
Weighted average number of common shares outstanding Canadian GAAP US GAAP	13,399,426 13,399,426	13,399,426 13,399,426	13,399,426 13,399,426	12,322,741 12,322,741	11,694,601 11,694,601

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 10, which reconciles Canadian GAAP to US GAAP.

Notes:

(1)

Under US GAAP exploration costs are generally written off unless there is a feasibility report which confirms the existence of economic ore making the recovery of costs likely. Note 10 of the audited consolidated financial statements provide descriptions of the material differences between Canadian GAAP and US GAAP for the fiscal years ended July 31, 2009, 2008, and 2007.

(2)	The Company has never paid dividends on its common shares.

Currency and Exchange Rates

On October 6, 2009, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$1.0571. The following tables set out the exchange rates, based on noon rates as the nominal quotations by the Bank of Canada website, www.bankofcanada.ca for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended July 31
	2009	2008	2007	2006	2005
End of Period	$1.0790	$1.0257	$1.0657	$1.1309	$1.2259
Average for the Period	$1.1758	$1.0070	$1.1258	$1.1551	$1.2418
High for the Period	$1.3000	$1.0755	$1.1853	$1.2187	$1.3326
Low for the Period	$1.0253	$0.9170	$1.0372	$1.0990	$1.1774

Month	High	Low
September 2009	$1.1065	$1.0613
August 2009	$1.1079	$1.0686

Month	High	Low
July 2009	$1.1655	$1.0790
June 2009	$1.1625	$1.0827
May 2009	$1.1872	$1.0872
April 2009	$1.2643	$1.1940

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

The Company’s Mineral Property Interests Contain No Known Ore.

The Company does not currently have an active exploration project, but is searching for a new acquisition. The Company holds a 1% net smelter return (“NSR”) royalty on the Quartz Mountain Property (recently renamed “Angel’s Camp”), an exploration stage prospect in Oregon. The Company’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by the Company on any mineral properties will result in discoveries of commercial quantities of ore.

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

Going Concern Assumption.

The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception (deficit at July 31, 2009 was approximately $21 million). Failure to continue as a going concern would require that Quartz’s assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

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

In the following years, the Company continued in its efforts to find a suitable mineral property, for potential acquisition and exploration. These efforts focused on potential acquisition targets in Asia. The Company has not yet found a suitable property for acquisition, but plans to continue reviewing mineral properties to determine whether there are any properties of merit that could be financed by the Company.

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

The Company does not currently have an active exploration project. Accordingly, during the fiscal year ended July 31, 2009, the Company’s activities were primarily restricted to conducting property investigations of mineral property interests. These investigations did not lead to any acquisitions. As Quartz is an exploration stage company, it does not have any revenues from its operations to offset its expenditures. Accordingly, the Company’s ability to continue its property investigation activities will be contingent upon achieving additional financing.

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

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities, in accordance with Canadian GAAP. Reference should be made to note 10 to the audited financial statements as at and for the year ended July 31, 2009, which provide a reconciliation of material measurement differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 3 of the accompanying audited consolidated financial statements for the year ended July 31, 2009 and a reconciliation of material measurement differences between these principles and US GAAP principles is shown in note 10.

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

The carrying value of mineral properties is also dependant on the valuation used for the common shares of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of the issuance to effect the acquisition.

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

A. Operating Results

Results of Operations

		Year ended July 31
	2009	2008	2007
Expenses (Income)
Office and administration	$113,587	$93,070	$89,607
Foreign exchange loss (gain)	55,267	(29,874)	(25,873)
Interest income	(4,451)	(24,465)	(35,741)
Mineral property investigations	7,593	-	325,856
Legal, accounting and audit	24,521	34,779	21,689
Regulatory, trust and filing	27,586	33,001	23,326

Loss for the year – Canadian GAAP	$(224,103)	$(106,511)	$(398,864)

US GAAP Reconciliation
Mineral property acquisition costs(1)	-	-	-

Loss for the year – US GAAP	$(224,103)	$(106,511)	$(398,864)

Notes:

(1)

Under Canadian GAAP, mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate have been placed into production, sold, allowed to lapse or abandoned. In contrast, under US GAAP, mineral property exploration and development expenditures are expensed as incurred. (See notes 3(b) and 10 of the notes to the audited consolidated financial statements as at and for the years ended July 31, 2009, 2008, and 2007 for more information).

Years ended July 31, 2009 and July 31, 2008

Loss for the year ended July 31, 2009 was $224,103. This compares with a loss of $106,511 for the year ended July 31, 2008. The Company conducted no material exploration or property investigation activity during the current year. The increase in loss primarily resulted from foreign exchange. The Company incurred a $55,267 foreign exchange loss in the year ended July 31, 2009, compared with a gain of $29,874 in the prior year, during which the Canadian dollar appreciated against the United States dollar.

In fiscal 2009, the twelve month average rate of Canadian dollar declined to $0.85 to the United States dollar from $0.99 to the United States dollar in 2008.

Interest income for the year ended July 31, 2009 was $4,451, compared with $24,465 in 2008, due mainly to lower average cash balances (2009 – $ 391,040; 2008 – $591,336) and significantly lower interest rates.

The Company incurred mineral property investigation costs of $7,593 during the fiscal 2009, comprising $6,163 in geological wages and $1,430 in travel costs. The Company had minimal mineral property investigation costs in 2008.

Office and administration expenses increased to $113,587 in fiscal 2009 from $93,070 in the prior year, as a result of increased activity, regulatory compliance work and travel expenses.

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

The Company recorded a foreign exchange gain of $29,874, compared with a gain of $25,873 in the prior year. The Company recorded foreign exchange gains on its Canadian dollar cash holdings, due to a rise of approximately $0.12 in the Canadian dollar during the twelve months ended July 31, 2008.

Interest income for the year ended July 31, 2008 was $24,465, compared with $35,741 in 2007, due mainly to slightly lower average cash balances and lower interest rates.

B. Liquidity and Capital Resources

At July 31, 2009, the Company had working capital of approximately $367,888 (2008 - $591,991) which is sufficient to fund expected administrative costs and mineral property investigations for the next twelve months.

Additional working capital will be required to fund any major mineral property acquisition, in the event that a suitable property is identified. The Company does not have sufficient funding at this time to complete a major acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

Cash and cash equivalents at July 31, 2009 amounted to $391,040 (2008 - $591,336). Operating activities in fiscal 2009 utilized cash of $200,296 (2008 - $72,541). In fiscal 2009 and 2008 there was no share capital activity.

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

As at October 9, 2009, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.

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

The Company estimates that the cost of maintaining its corporate administrative activities is approximately $200,000 per year, if the Company does not commence any exploration programs on any property which it acquires. This is an estimated minimum annual cost to maintain the Company. Any exploration program would require funds above these minimum administration costs which include: office, legal, audit, filing, and transfer agent fees.

C. Research Expenditures

Quartz does not carry out any research or development activities. Please refer to Item 5A and Item 5B above for a discussion of the expenditures that the Company has incurred in connection with its business activities.

D. Trend Information

Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid-October through November. The average gold price for 2008 was US$871/oz. As global economic and other market conditions are uncertain, market experts have forecast strong gold prices through 2009. The average price over the first eight months of 2009 is US$922/oz.

However, since Quartz has not acquired a mineral property, the Company expects that the increasing trend in gold prices will have little impact on the Company’s ability to attract significant equity financing.

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

As at fiscal year end July 31, 2009, the Company had the following contractual obligations:

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

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
Frontera Copper Corporation	Director	February 2009	June 2009
International Royalty Corporation	Lead Director	June 2003	Present
Rockwell Diamonds Inc.	Director	April 1993	Present

BRIAN CAUSEY, B.Comm., C.A. – Director

Brian Causey holds a B.Comm. degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971. Formerly a partner of Peat Marwick Thorne (now KPMG LLP) (1975-1977), Mr. Causey is currently General Manager, Project Finance for Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.), a position he was appointed to in 2001.

Mr. Causey is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Yaletown Capital Corp.	Director	April 2007	Present

T. BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing of publicly traded companies for over 25 years. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and/or a director of the following companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Amarc Resources Ltd.	Director	February 2009	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.)	President and Director	June 1986	Present

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

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	September 2009
Coro Mining Corporation	Director	June 2009	Present
Grandcru Resources Corp.	Director	December 2002	May 2008
Icon Industries Limited	Corporate Secretary	March 2009	Present
	Director	July 2004	March 2009
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.)	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

B. Compensation

During the Company's financial year ended July 31, 2009, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $7,291.

Rene G. Carrier, President, Jeffrey R. Mason, former Principal Accounting Officer, and Paul Mann, Principal Accounting Officer are each “Named Executive Officers” of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rene G. Carrier(1) President	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason(2) Former Principal Accounting Officer	2009 2008 2007	Nil 2,663 6,705	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Paul Mann(3) Principal Accounting Officer	2009 2008 2007	7,291 10,688 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Rene G. Carrier was appointed as President of the Company on June 16, 2005.
(2)	Until February 2008, Jeffrey Mason was the Principal Accounting Officer of the Company.
(3)	Paul Mann was appointed as Principal Accounting Officer of the Company after Jeffrey Mason resigned.

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

Share Options

The only equity compensation plan which the Company has in place is its share option plan (See Item 6E Share Option Plan). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares under the Plan. No option was granted during the 2009 fiscal year and as at July 31, 2009 and the date of this Annual Report, there are no options outstanding. All options expire on a date not later than five years after the date of grant of such option, for an NEX listed Company.

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

C. Board Practices

All directors were elected at the February 12, 2009 annual general meeting. All directors have a term of office expiring at the next annual general meeting of Quartz, expected to be held in early 2010. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

Brian F. Causey, T. Barry Coughlan, and Gordon J. Fretwell are the Company’s only independent directors. As such, the Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus, the Board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

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

Composition of the Audit Committee

The members of the audit committee are Brian F. Causey, T. Barry Coughlan and Gordon J. Fretwell. All audit committee members are independent. All members are considered to be financially literate.

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

Exemptions

Pursuant to section 6.1 of Multilateral Instrument 52-110 (“MI 52-110”), the Company is exempt from the requirements of Parts 3 and 5 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110 for the year ended July 31, 2009, by virtue of the Company being a "venture issuer".

D. Employees

At October 9, 2009 and for each of the past three fiscal years, the Company has had no employees and has contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of Hunter Dickinson Services Inc., a private company with certain directors in common with the Company (see Item 7 – “Major Shareholders and Related Party Transactions”).

E. Share Ownership

Security Holdings of Directors and Senior Management

As at October 9, 2009, the directors and officers of Quartz and their affiliates, directly and indirectly, own or control as a group an aggregate of 150,000 common shares (1.12%) .

As at October 9, 2009, the Company's directors and officers beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned(1)	As a % of outstanding common shares
Rene G. Carrier	150,000 common shares	1.12%
Brian F. Causey	Nil	Nil
Gordon J. Fretwell	Nil	Nil
T. Barry Coughlan	Nil	Nil

Notes:

(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

Share Option Plan

As at October 9, 2009, no options were outstanding pursuant to the Company's share option plan, and an aggregate of 1,339,943 common shares were available for issuance, pursuant to the Company’s share option plan, described below.

(a)	Incentive Options – none outstanding

(b)	Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Plan").

At the Company's annual general meeting (the "Meeting") expected to be held in early 2010, shareholders will be asked to confirm the Company’s share option plan. The Plan is based on the maximum number of eligible shares equalling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

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

Disinterested Shareholder Approval

In accordance with the requirements of the TSX-V and the terms of the Plan, disinterested shareholder approval was received at the prior year's Meeting.

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

As of October 9, 2009, Quartz had authorized unlimited common shares without par value, of which 13,399,426 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of October 9, 2009, by (i) each shareholder known to be the beneficial owner of more than 5% of the common stock and (ii) the officers and directors as a group indirectly, by any other corporation or by any foreign government.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Robert A. Dickinson	1,490,569	11.1%
Aziz Shariff	1,141,352	8.5%
Dave Copeland	837,315	6.2%
Jeffrey Mason	837,315	6.2%
Ron Thiessen	837,315	6.2%
Scott Cousens	837,315	6.2%

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of October 9, 2009, Quartz’s register of shareholders indicates that Quartz’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	108	10,780,803	80.5%
United States	1,499	1,438,721	10.7%
Other	15	1,179,902	8.8%
Total	1,622	13,399,426	100.0%

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

B. Related Party Transactions

Except as disclosed below, Quartz has not, since the beginning of its last fiscal year ended July 31, 2009, and does not propose to:

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

Hunter Dickinson Services Inc.

The Company is party to the geological and administrative services agreement with Hunter Dickinson Services Inc. (“HDSI”) dated June 1, 2008. During the fiscal year ended July 31, 2009, the Company paid $127,153 to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

HDSI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDSI is owned by several public resource companies, including Quartz.

As an umbrella organization, HDSI provides, both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of October 9, 2009, HDSI employed or retained on a substantially full-time basis, 25 geoscientists (of which 12 are professional geologists/P.Geo.), 10 licensed professional mining, mechanical or civil engineers (P.Eng.), 23 accountants and accounting support staff and approximately 53 other technical and support personnel including administrative roles.

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

Quartz’s business relationship with HDSI consists of utilizing the services described above. HDSI provides these services to Quartz which includes the services of Quartz’s President, pursuant to a standard (within the group) Geological Management and Administration Services Agreement with Hunter Dickinson Services Inc., dated June 1, 2008 (the "Geological Management and Administration Services Agreement"). Because of cross membership of many of the boards of directors within the group, certain members of management and the Board of Directors of Quartz are also members of the board of directors of HDSI.

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

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Quartz’s audited consolidated annual financial statements as at and for the years ending July 31, 2009, 2008 and 2007.

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

B. Significant Changes

There have been no significant changes to the accompanying financial statements since July 31, 2009, except as disclosed in this Annual Report on Form 20-F.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

1. Trading Markets

The following table sets forth for the periods indicated the price history of the Company’s common shares on the NEX board of the TSX Venture Exchange and on the OTC Bulletin Board:

	TSX VENTURE EXCHANGE		OTCBB
FISCAL	HIGH (CDN$)	LOW (CDN$)	HIGH (US$)	LOW (US$)
2009	0.50	0.12	0.43	0.08
2008	0.75	0.42	0.72	0.39
2007	0.68	0.36	0.66	0.29
2006	0.70	0.29	0.68	0.22
2005	0.68	0.23	0.49	0.19

	TSX VENTURE EXCHANGE		OTCBB
QUARTER	HIGH (CDN$)	LOW (CDN$)	HIGH (US$)	LOW (US$)
Q4, 2009	0.16	0.12	0.15	0.09
Q3, 2009	0.16	0.14	0.14	0.10
Q2, 2009	0.18	0.13	0.14	0.08
Q1, 2009	0.50	0.14	0.43	0.11
Q4, 2008	0.51	0.42	0.44	0.39
Q3, 2008	0.52	0.42	0.50	0.41
Q2, 2008	0.55	0.50	0.52	0.46
Q1, 2008	0.75	0.45	0.72	0.43
	TSX VENTURE EXCHANGE		OTCBB
MONTH	HIGH (CDN$)	LOW (CDN$)	HIGH (US$)	LOW (US$)
SEPTEMBER 2009	0.15	0.15	0.13	0.13
AUGUST 2009	0.15	0.15	0.15	0.13
JULY 2009	0.15	0.15	0.15	0.15
JUNE 2009	0.15	0.12	0.15	0.10
MAY 2009	0.16	0.12	0.11	0.09
APRIL 2009	0.16	0.16	0.12	0.11

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

C. Material Contracts

Quartz’s material contracts as of October 9, 2009 are:

  Geological Management and Administrative Services Agreement with HDSI, dated for reference June 1, 2008. See Item 7B.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Quartz’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Quartz was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Quartz and the value of the assets of Quartz, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Quartz. An investment in the common shares of Quartz by a WTO Investor, or by a non-Canadian when Quartz was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Quartz and the value of the assets of Quartz, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 is $312 million. A non-Canadian would acquire control of Quartz for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Quartz unless it could be established that, on the acquisition, Quartz was not controlled in fact by the acquirer through the ownership of the common shares.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in management's understanding, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Quartz. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see "Taxation –Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Quartz should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Quartz, based upon their individual circumstances.

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

Under current Treasury Regulations, dividends paid on Quartz common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Quartz common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to a U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Quartz qualifies as a PFIC for the fiscal year ending July 31, 2009, or in future fiscal years, each U.S. Holder of Quartz is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

C. Interest Rate Risk and Equity Price Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

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

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Principal Accounting Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of July 31, 2009, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There have been no changes in the Company’s internal control over financial reporting during the period covered by this report that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

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

Services:	Year ended
	July 31, 2009	July 31, 2008
Audit Fees (1)	C$ 22,000	C$ 22,600
Audit Related Fees (2)	—	—
Tax Fees (3)	3,000	2,550
All Other Fees (4)	—	—
	C$ 25,000	C$ 25,150

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

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the year ended July 31, 2009.

D. Exemptions from Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of the Independent Registered Public Accounting Firm on the consolidated balance sheets as at July 31, 2009 and 2008 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended July 31, 2009;

(2)	Consolidated balance sheets as at July 31, 2009 and 2008;

(3)	Consolidated statements of operations and deficit for each of the years in the three year period ended July 31, 2009;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements.

ITEM 18 FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit
1	Certificate of Incorporation and Memorandum, as amended, June 5, 1986, (incorporated by reference to Exhibit 3 to the Company’s Statement of Form 10, Commission File No. 0- 15490).
1	Articles July 28, 1982, (incorporated by reference to Exhibit 3 to the Company’s Statement on Form 10, Commission File No. 0-15490).
1	Certificate of Change of Name, November 5, 1997.
1	Articles, July 28, 1982 (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form 10, Commission file No. 0-15490).
1	Transition Application dated October 11, 2005
1	Notice of Articles dated October 11, 2005.
1	Notice of Alteration of Articles dated October 11, 2005
1	Notice of Alteration dated February 17, 2006.
1	Notice of Articles dated February 17, 2006.
1	Special rights and restrictions of Preferred Shares
10	Quartz Mountain Resources Ltd. Stock Incentive Plan, as amended (incorporated by reference to Exhibit 4 to the Company’s Form S-8 Registration Statement dated November 27, 1989, Commission File No. 33-32388).
10	Indemnity Agreement dated February 1989, between the Company and David S. Jennings (incorporated by reference to Exhibit 10(a) to the Company’s Form S-8 Registration No. 33-32388).

Exhibit Number	Description of Exhibit
10	Letter Agreement dated August 21, 1995, between Wavecrest Resources, Inc. and Newmont Exploration Limited. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K dated August 21, 1995).
10	Exploration, Development and Mining Operations Agreement dated December 31, 1995, between Newmont Exploration Limited and the Company. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-QSB dated April 30, 1996.)
10	Audit Committee Charter (incorporated by reference to Exhibit 10.1 to the Company’s annual report on Form 20-F for the year ended July 31, 2004.)
10	Audit Committee Charter
10	Geological and Management Services Agreement between Hunter Dickinson Inc. and the Company (incorporated by reference to Exhibit 10.2 to the Company’s annual report on Form 20-F for the year ended July 31, 2005).
10.1	Code of Ethics

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Principal Accounting Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Principal Accounting Officer
99.1	Consolidated balance sheets as at July 31, 2009 and 2008; consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended July 31, 2009, together with the Report of Independent Registered Public Accounting Firm thereon;

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Rene G Carrier
RENE G CARRIER
Director and President

Per:	Rene G Carrier
President

Dated:	October 9, 2009