Form 20-F
period 2010-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2010-10-28
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[      ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2010

OR

[     ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[     ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Rene Carrier, President and Chief Executive Officer
Facsimile No.: 604-684-8092
Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class:	Name of each exchange on which registered
Not applicable	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act
Common shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,399,426 common shares as of July 31, 2010

Indicate by check mark if the Registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes [ x ]  No [    ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [ x ]  No [     ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 126-2 of the Exchange Act.

[     ]  Large Accelerated Filer      [     ]  Accelerated Filer     [ x ]  Non Accelerated Filer

 Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [     ]         International Financial Reporting Standards as issued by the International Accounting Standards Board [     ]       Other [ x ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ x ]  Item 18 [     ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes [     ]  No [ x ]

T A B L E O F C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to "we", the "Company" or "Quartz" refer to Quartz Mountain Resources Ltd. and its consolidated subsidiaries.

The Company uses the United States dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in United States dollars, unless otherwise indicated. See also Item 3 – "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of September 30, 2010, and all information included in this document should only be considered correct as of such date.

NOTE ON FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements". Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. The forward-looking statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such statements. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for the Company's exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts.

You are cautioned that forward-looking statements are not guarantees. The risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied by the forward-looking statements include:

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

  the Company's ability to execute prospective business plans; and

  misjudgments in the course of preparing forward-looking statements.

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

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.	ADVISERS

Not applicable.

C.	AUDITORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	Selected Financial Data

The following tables present selected financial data extracted from the audited consolidated financial statements of Quartz for the last five fiscal years ended July 31, 2010, 2009, 2008, 2007 and 2006. Quartz's annual financial statements have been audited by its current independent registered public accounting firm, Davidson and Company LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles ("US GAAP") to the Company's financial information. Note 10 to the 2010 annual consolidated financial statements included in this Annual Report provides descriptions of the material measurement differences between Canadian GAAP and US GAAP as they relate to Quartz, and a reconciliation of Quartz's consolidated financial statements to US GAAP.

Selected Financial Data
(Stated in United States dollars)

Balance Sheet	As at July 31
	2010	2009	2008	2007	2006
Total Assets Canadian GAAP US GAAP	$ 264,114 264,113	$ 423,727 423,726	$ 612,511 612,510	$ 712,911 712,910	$ 1,114,031 1,114,030
Total Liabilities Canadian GAAP US GAAP	$ 29,864 29,864	$ 55,838 55,838	$ 20,519 20,519	$ 14,408 14,408	$ 16,664 16,664
Working Capital Canadian GAAP US GAAP	$ 234,249 234,249	$ 367,888 367,888	$ 591,991 591,991	$ 698,502 698,502	$ 1,097,366 1,097,366
Share Capital Canadian GAAP US GAAP	$ 21,269,046 21,269,046	$ 21,269,046 21,269,046	$ 21,269,046 21,269,046	$ 21,269,046 21,269,046	$ 21,269,046 21,269,046
Contributed Surplus Canadian GAAP US GAAP	$ – –	$ – –	$ – –	$ – –	$ – –
Deficit Canadian GAAP US GAAP	$ (21,034,796) (21,034,797)	$(20,901,157) (20,901,158)	$(20,677,054) (20,677,055)	$(20,570,543) (20,570,544)	$(20,171,679) (20,171,680)
Shareholders' Equity Canadian GAAP US GAAP	$ 234,250 234,249	$ 367,889 367,888	$ 591,992 591,991	$ 698,503 698,502	$ 1,097,367 1,097,366

Statement of Operations	Years ended July 31
	2010	2009	2008	2007	2006
Interest income Canadian GAAP US GAAP	$ 1,790 1,790	$ 4,451 4,451	$ 24,465 24,465	$ 35,741 35,741	$ 26,201 26,201
Loss Canadian GAAP US GAAP	$ (133,639) (133,639)	$ (224,103) (224,103)	$ (106,511) (106,511)	$ (398,864) (398,864)	$ (65,458) (65,458)
Loss from continuing operations Canadian GAAP US GAAP	$ (133,639) (133,639)	$ (224,103) (224,103)	$ (106,511) (106,511)	$ (398,864) (398,864)	$ (65,458) (65,458)
Loss per share Canadian GAAP US GAAP	$ (0.01) (0.01)	$ (0.02) (0.02)	$ (0.01) (0.01)	$ (0.03) (0.03)	$ (0.01) (0.01)
Weighted average number of common shares outstanding Canadian GAAP US GAAP	13,399,426 13,399,426	13,399,426 13,399,426	13,399,426 13,399,426	13,399,426 13,399,426	12,322,741 12,322,741

Reconciliation to US GAAP

As indicated above, note 10 of the audited consolidated financial statements included in this Annual Report provides descriptions of the material differences between Canadian GAAP and US GAAP for the fiscal years ended July 31, 2010, 2009, and 2008. The primary significant difference between Canadian and US GAAP as they relate to the Company is the accounting for exploration costs. Under US GAAP exploration costs are generally written off unless there is a feasibility report which confirms the existence of economic ore making the recovery of costs likely. There are no material differences between Canadian GAAP and USGAAP on the financial statements of the Company for any of the years presented.

Currency and Exchange Rates

On September 30, 2010, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.0300. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended July 31
	2010	2009	2008	2007	2006
End of Period	$1.0290	$1.0790	$1.0257	$1.0657	$1.1309
Average for the Period	$1.0486	$1.1758	$1.0070	$1.1258	$1.1551
High for the Period	$1.1079	$1.3000	$1.0755	$1.1853	$1.2187
Low for the Period	$0.9961	$1.0253	$0.9170	$1.0372	$1.0990

Month	High	Low
August 2010	$1.0642	$1.0158
July 2010	$1.0660	$1.0284
June 2010	$1.0199	$1.0606
May 2010	$1.0134	$1.0778
April 2010	$0.9961	$1.0201
March 2010	$1.0062	$1.0560

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The securities of Quartz are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Quartz for a prospective investor should not consider an investment in Quartz unless the investor is capable of sustaining an economic loss of the entire investment.

No assurance that a prospective property of merit will be identified.

The Company does not currently have an active exploration project, but is searching for a new acquisition. There is no assurance that a prospective property of merit will be identified, will be available if identified or that the Company will be able to enter into a property option or acquisition agreement.

The mineral property underlying the Company's net smelter return royalty interest contains no known ore.

The Company holds a 1% net smelter return ("NSR") royalty interest on the Quartz Mountain Property (recently renamed "Angel's Camp"), an exploration stage prospect in Oregon. The Company's interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by the Company on any mineral properties will result in discoveries of commercial quantities of ore.

As the Company does not have revenues, the Company will be dependent upon future financings to continue the Company's plan of operation.

The Company has not generated any revenues since inception. The Company's plan of operations involves the identification of a prospective property of merit. There is no assurance that these activities will result in the establishment of commercially exploitable mineral deposits. Further, any acquisition will most likely be subject to the Company obtaining additional financing, of which there is no assurance. If a property is acquired, further financing will be required to fund exploration efforts, and, even if commercially exploitable mineral deposits are discovered, the Company will require substantial additional financing before the Company is able to achieve revenues from sales of any mineral resources that the Company is able to extract.

The loss of management or other key personnel could harm the Company's business.

The Company's success depends on its management and other key personnel. The loss of the services of one or more of such key personnel could have a material adverse effect on the Company's business. The Company's ability to execute its plan of operations, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high caliber of personnel in the future.

The Company has a history of losses and no foreseeable earnings.

Quartz has a history of losses and expects to incur losses in the future, and there can be no assurance that the Company will ever be profitable. The Company anticipates that it will retain any future earnings and other cash resources for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of the Company's Board of Directors after taking into account many factors including the Company's operating results, financial conditions and anticipated cash needs.

Going concern assumption.

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception. Failure to continue as a going concern would require that Quartz's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

General mining risks.

The mining industry in general is intensely competitive. Even if the Company is successful in identifying and acquiring a prospective property of merit, and commercial quantities of ore are discovered, there is no assurance that a profitable market will ever exist for the sale of any minerals produced by the Company. Factors beyond the control of the Company may affect the marketability of any minerals that are discovered. Mineral prices have fluctuated widely in recent years. Other factors that may affect marketability include government regulations relating to price, royalties, and allowable production, and importing and exporting of minerals. The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurances that the Company will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and eventually operations at its projects. The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing far greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The industry in which the Company operates is highly competitive, and the Company may be unable to compete effectively with other companies.

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources, in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire properties in the future will depend not only on the Company's ability to develop its present properties, but also on the Company's ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

The Company's share price is volatile.

The market price of a publicly traded stock, especially a junior resource issuer like the Company, is affected by many variables not directly related to the exploration success of the Company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. On February 17, 2005, the Company transferred its listing from Tier 2 of the TSX Venture Exchange to NEX. NEX is a separate board of the TSX Venture Exchange, established in August 2003 to provide a new trading forum for listed companies that have fallen below the TSX Venture Exchange's ongoing listing standards due to low levels of business activity. The effect of these and other factors on the market price of the common shares on the NEX suggests that the Company's shares will continue to be volatile. The ability of the Company to reactivate itself as a Tier 2 Issuer on the TSX Venture Exchange is dependent on its ability to acquire a mineral project for active exploration.

The Company's Directors and Officers are part-time and serve as directors and officers of other companies.

All of the directors and officers of the Company serve as officers and/or directors of other resource exploration companies and are engaged in and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies. Situations may arise where these directors and officers may be in direct competition with the Company. Such conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and on the relative financial abilities and needs of the companies to participate. The success of the Company and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its Board of Directors.

If the Company raises additional funding through equity financings, then the Company's current shareholders will suffer dilution.

The Company currently has enough money to fund expected administrative costs and mineral property investigations for the next twelve months. However, additional working capital will be required to fund any significant mineral property acquisitions. Management anticipates that the Company will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security, in order to raise this additional working capital. The effect of additional issuances of equity securities will result in the dilution of existing shareholders' percentage ownership interests.

Likely PFIC status has consequences for United States investors.

Potential investors who are U.S. taxpayers should be aware that the Company expects to be classified for U.S. tax purposes as a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in future years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" on its common shares, or any gain realized upon a disposition of common shares, as ordinary income which would be taxed at the shareholder's highest marginal rates and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer has made a timely qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein. See also Item 10E – "Passive Foreign Investment Company".

Potential investors should also note that recently enacted legislation may require U.S. shareholders to report their interest in a PFIC on an annual basis. US shareholders of the Company should consult their tax advisors as to these reporting requirements as well as the consequences of investing in the Company

Penny stock classification could affect the marketability of the Company's common stock and shareholders could find it difficult to sell their stock.

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

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These additional broker-dealer practice and disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the U.S., and shareholders may find it more difficult to sell their shares.

ITEM 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Incorporation

The legal name of the Company is "Quartz Mountain Resources Ltd."

Quartz Mountain Resources Ltd. was incorporated on August 3, 1982, in British Columbia, Canada, and it continues to subsist under the laws of the Province of British Columbia.

The Company was originally incorporated as Wavecrest Resources Ltd., but changed its name to Quartz Mountain Gold Corp. on June 18, 1986. On November 5, 1997, the name of the Company was changed from Quartz Mountain Gold Corp. to Quartz Mountain Resources Ltd., and the common shares were consolidated on a ten-old-for-one-new share basis.

Market for the Company's Securities

The Company's common shares were quoted on NASDAQ SmallCap Market in the United States until May 12, 1994, when the Company ceased to meet the SmallCap Market's minimum listing requirements. The Company's common shares were also listed on The Toronto Stock Exchange until November 10, 1994, when it ceased to meet the Exchange's minimum listing requirements. Prior to November 15, 1989, the shares were also listed on the Vancouver Stock Exchange (a predecessor to the TSX Venture Exchange). The Company voluntarily surrendered its listing on the Vancouver Stock Exchange at that time.

After delisting from the NASDAQ SmallCap Market and the Vancouver Stock Exchange, the Company's common shares continued to trade in Canada on the Canadian Dealer Network Inc. (the "CDN", colloquially known as the Canadian "unlisted" market). In October 2000, as a result of an agreement between The Toronto Stock Exchange and the CDN, the Canadian unlisted market ceased to operate, and qualifying issuers that were formerly quoted on the CDN were invited to list on a newly created Tier 3 of the Canadian Venture Exchange (now renamed the TSX Venture Exchange).

On December 23, 2003, the Company was reclassified as a Tier 2 company on the TSX Venture Exchange. On February 17, 2005, the Company transferred its listing to NEX, a separate board of the TSX Venture Exchange established in August 2003 to provide a new trading forum for listed companies that have fallen below the TSX Venture Exchange's continued listing standards, due to low levels of business activity.

Currently, the Company's common shares trade on NEX under the symbol QZM.H, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Bulletin Board under the symbol QZMRF.

Offices

The Company's business office is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6; telephone (604) 684-6365. The Company's registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7; telephone (604) 689-9111.

B.	Business Overview

The Company's Business Strategy and Principal Activities

The Company's business objectives are the acquisition and exploration of mineral properties, with a principal concentration on gold and silver. The Company is actively seeking suitable properties for evaluation and potential acquisition, but does not currently have an active exploration project.

In the first three years of its existence, the Company was active in the exploration of small gold and silver prospects in Canada, but none of these prospects warranted further exploration or development. In 1986, the Company acquired the Quartz Mountain gold property (the "Property"), located in south central Oregon, and until January 2002 most of the Company's efforts were expended on the exploration and maintenance of these claims. The Company's interests in the Property, and in its other properties, were acquired by direct purchase, lease and option, or through joint ventures.

The Company sold the Property during the fiscal year ended July 31, 2002, to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively "Seabridge"). Seabridge subsequently changed its name to Seabridge Gold Inc. At closing, Quartz received 300,000 Seabridge common shares, 200,000 Seabridge common share purchase warrants, US$100,000 and a 1% NSR from any future production on the Property. This transaction was approved by consent of the majority of the Company's shareholders. Also during fiscal 2002, the Company sold the 300,000 common shares of Seabridge that it had received in the disposition of the Property, exercised the 200,000 warrants that it received pursuant to that transaction, and it subsequently sold the common shares that it had acquired upon the exercise of the warrants.

The Company does not expect to generate any royalty revenue from the Property for several years, and it is not known at this time when any mining will commence, if at all, on the Property. The Company maintained an interest in 67 unpatented mining claims essential to the Property and leased land contiguous to these claims. Seabridge or any future owner of the Property will be responsible for all costs relating to the Property and the Company's interest in the Property is limited to any future NSR that would be forthcoming if or when any mining commences on the Property.

Following the sale of the Property, the Company has continued in its efforts to find a suitable mineral property for potential acquisition and exploration. The Company has not yet found a suitable property for acquisition, but is actively reviewing mineral properties to determine whether there are any properties of merit.

The Company does not have any operating revenue and anticipates that it will rely on sales of its equity securities in order to finance its acquisition and exploration activities.

C.	Organizational Structure

The Company conducts its business affairs through its wholly-owned subsidiaries: Quartz Mountain Gold Inc., a Nevada corporation, and the latter company's wholly-owned subsidiary, Wavecrest Resources Inc., a Delaware corporation.

D.	Property, Plant and Equipment

The Company has no material tangible fixed assets, such as mining equipment or plant facilities.

E.	Currency

All currency amounts in this Annual Report are stated in United States dollars unless otherwise indicated (see Item 3 for exchange rate information).

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

The Company does not currently have an active exploration project. Accordingly, during the fiscal year ended July 31, 2010, the Company's activities were primarily restricted to conducting property investigations of mineral property interests. These investigations did not lead to any acquisitions. As Quartz is an exploration stage company, it does not have any revenues from its operations to offset its expenditures. Accordingly, the Company's ability to continue its property investigation activities will be contingent upon receiving additional financing.

The Company's financial statements are prepared on the basis that it will continue as a going concern. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations. Quartz's financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

The following discussion should be read in conjunction with the audited consolidated financial statements for the years ended July 31, 2010, 2009 and 2008, and the related notes, accompanying this Annual Report. The Company prepares its consolidated financial statements in accordance with Canadian GAAP. Reference should be made to note 10 to the audited consolidated financial statements for the years ended July 31, 2010, 2009 and 2008, which provides a reconciliation of material measurement differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in note 3 of the accompanying audited consolidated financial statements for the years ended July 31, 2010, 2009 and 2008, and a reconciliation of material measurement differences between these principles and US GAAP is presented in note 10. The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the carrying values of mineral properties,

  foreign currency translation, and

  stock-based compensation.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral property interests

Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the estimated fair value of common shares and warrants, if any, issued for mineral property interests, pursuant to the terms of the relevant agreement. The value of the common shares issued is the price of the common shares of the Company at the date of the issuance to effect the acquisition. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

Exploration expenses incurred prior to determination of the feasibility of mining operations, including periodic option payments and administrative expenditures are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Foreign currency translation

The Company's functional currency is the United States dollar.

Monetary assets and liabilities of the Company not denominated in United States are translated into United States dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

Stock-based compensation

The Company has a share option plan dated January 19, 2007. The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

A.	Operating Results

Results of Operations
(Stated in United States dollars)

	Year ended July 31
	2010	2009	2008
Expenses (Income)
Office and administration	$95,008	$113,587	$93,070
Foreign exchange loss (gain)	(13,470)	55,267	(29,874)
Interest income	(1,790)	(4,451)	(24,465)
Mineral property investigations	1,096	7,593	-
Legal, accounting and audit	45,776	24,521	34,779
Regulatory, trust and filing	27,370	27,586	33,001
Shareholder communication	3,400	-	-
Administrative cost (recoveries)	(23,751)	-	-
Loss for the year – Canadian GAAP	$(133,639)	$(224,103)	$(106,511)
US GAAP Reconciliation
Mineral property acquisition costs(1)	-	-	-
Loss for the year – US GAAP	$(133,639)	$(224,103)	$(106,511)

Notes:

(1)

Under Canadian GAAP, mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate have been placed into production, sold, allowed to lapse or abandoned. In contrast, under US GAAP, mineral property exploration and development expenditures are expensed as incurred. (See notes 3(b) and 10 to the accompanying audited consolidated financial statements for the years ended July 31, 2010, 2009, and 2008 for more information).

Years ended July 31, 2010 and July 31, 2009

Loss for the year ended July 31, 2010 was $133,639. This compares with a loss of $224,103 for the year ended July 31, 2009. The Company reduced its material exploration and property investigation activity during the current year. The decrease in the loss for the year primarily resulted from foreign exchange gains and a cost recovery from a service provider. The Company recorded a $13,470 foreign exchange gain in the year ended July 31, 2010, compared with a loss of $55,267 in the prior year, related to the Company's holdings of Canadian dollars. In fiscal 2010, the twelve month average rate of Canadian dollar increased to $0.95 to the United States dollar from $0.85 to the United States dollar in 2009.

Office and administration expenses decreased to $95,008 in fiscal 2010 from $113,587 in the prior year, as a result of a reduction in travel and conference attendance fees.

Legal, accounting and audit expenses increased to $45,776 in fiscal 2010 from $24,521 in the previous year, as a result of fees related to quarterly review engagements and increased legal costs.

Interest income for the year ended July 31, 2010 was $1,790, compared with $4,451 in 2009, due mainly to lower average cash balances (2010 – $251,240; 2009 – $391,040) and significantly lower interest rates.

Years ended July 31, 2009 and July 31, 2008

Loss for the year ended July 31, 2009 was $224,103. This compares with a loss of $106,511 for the year ended July 31, 2008. The Company conducted limited material exploration and property investigation activity during the current year. The increase in loss primarily resulted from foreign exchange. The Company incurred a $55,267 foreign exchange loss in the year ended July 31, 2009, compared with a gain of $29,874 in the prior year, during which the Canadian dollar appreciated against the United States dollar. In fiscal 2009, the twelve month average rate of Canadian dollar declined to $0.85 to the United States dollar from $0.99 to the United States dollar in 2008.

Interest income for the year ended July 31, 2009 was $4,451, compared with $24,465 in 2008, due mainly to lower average cash balances (2009 – $391,040; 2008 – $591,336) and significantly lower interest rates. Office and administration expenses increased to $113,587 in fiscal 2009 from $93,070 in the prior year, as a result of increased activity, regulatory compliance work and travel expenses.

B.	Liquidity and Capital Resources

At July 31, 2010, the Company had working capital of approximately $234,000 (2009 - $368,000) which is sufficient to fund expected administrative costs and mineral property investigations for the next twelve months.

Additional working capital will be required to fund any major mineral property acquisition, in the event that a suitable property is identified. The Company does not have sufficient funding at this time to complete a major acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

Cash and cash equivalents at July 31, 2010 amounted to $251,240 (2009 - $391,040). Operating activities in fiscal 2010 utilized cash of $139,800 (2009 - $200,296).

Requirement of Financing

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has historically issued common share capital pursuant to private placement financings, in order to fund its activities. The Company's access to exploration financing is always uncertain, and there can be no assurance of continued access to significant equity funding.

The mining industry is capital intensive, and there can be no certainty that the Company's existing cash balances or that the proceeds from the sale of its common shares will provide sufficient funds for all of the Company's cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any properties that may eventually be acquired. There is no assurance that the Company will be successful in obtaining adequate financing when it is needed, or that it would be able to obtain any such financing on terms that are reasonably acceptable to the Company.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

As at September 30, 2010, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.

Financial Instruments

The Company's holdings of financial instruments are predominantly denominated in Canadian dollars. The Company does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of the Company's immediate expenditure requirements are invested in low risk, highly liquid investments with original maturations of three months or less.

The Company does not have any material commitments for capital expenditures and, accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

The Company estimates that the cost of maintaining its corporate administrative activities is approximately $180,000 per year, if the Company does not commence any exploration programs on any property which it acquires. This is an estimated minimum annual cost to maintain the Company. Any exploration program would require funds above these minimum administration costs which include: office, legal, audit, regulatory and stock exchange compliance, and transfer agent fees.

C.	Research Expenditures

Quartz does not carry out any research or development activities. Please refer to Item 5A and Item 5B above for a discussion of the expenditures that the Company has incurred in connection with its business activities.

D.	Trend Information

Gold prices increased through the calendar year of 2009, beginning at a low approximately US$810/oz. in mid-January and increasing steadily through the year to a high of over US$1200/oz. in early December, before showing some decline to approximately US$1087/oz. by the calendar year-end. The average gold price for 2009 was approximately US$972/oz.

The average price over the first eight months of the calendar year of 2010 was approximately US$1162/oz.

However, since Quartz has not acquired a mineral property, the Company expects that the increasing trend in gold prices will have little impact on the Company's ability to attract significant equity financing.

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

F.	Tabular Disclosure of Contractual Obligations

As at July 31, 2010, the Company had no material contractual obligations:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital Finance/Lease	Nil	Nil	Nil	Nil	Nil
Operating Lease	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other long-term liabilities reflected on the Company's balance sheet under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

G.	Safe Harbor

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

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Heatherdale Resources Inc.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	February 2010
Rockwell Diamonds Inc.	Director	April 1993	November 2008

BRIAN CAUSEY, B.Comm., C.A. – Director

Brian Causey holds a B.Comm. degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971. Formerly a partner of Peat Marwick Thorne (now KPMG LLP) (1975-1977), Mr. Causey is currently Vice-President, Project Finance for Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.), a position he was appointed to in 2001.

Mr. Causey is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Yaletown Capital Corp.	CFO and Director	April 2007	April 2010
Chinook Capital Corp.	Director	April 2007	May 2009
Nanotech Security Corp. (formerly Wireless2 Technologies Inc.)	CFO and Director	October 2009	Present

T. BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing of publicly traded companies for over 25 years. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and/or a director of the following companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Amarc Resources Ltd.	Director	February 2009	Present
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Mining Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly, Icon Industries Ltd.)	President, CEO and Director	September 1991	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	President and Director	June 1986	Present

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

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Bell Copper Corporation	Secretary	December 2008	Present
	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Coro Mining Corporation	Director	June 2009	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Grandcru Resources Corp.	Director	December 2002	May 2008
ICN Resources Ltd. (formerly, Icon Industries Ltd.)	Secretary	March 2009	Present
	Director	July 2004	March 2009
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

B.	Compensation

During the Company's financial year ended July 31, 2010, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $7,050.

Rene G. Carrier, President, Jeffrey R. Mason, former Principal Accounting Officer, and Paul Mann, Principal Accounting Officer are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below: Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options or SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rene G. Carrier(1) President	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason(2) Former Principal Accounting Officer	2010 2009 2008	N/A(2) N/A(2) 2,663	N/A(2) N/A(2) Nil	N/A(2) N/A(2) Nil	N/A(2) N/A(2) Nil	N/A(2) N/A(2) Nil	N/A(2) N/A(2) Nil	N/A(2) N/A(2) Nil
Paul Mann(3) Principal Accounting Officer	2010 2009 2008	7,050 7,291 10,688	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)	Rene G. Carrier was appointed as President of the Company on June 16, 2005.
(2)	Jeffrey Mason was the Principal Accounting Officer of the Company until his resignation in February 2008.
(3)	Paul Mann was appointed as Principal Accounting Officer of the Company after Jeffrey Mason resigned.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Share Options

The only equity compensation plan which the Company has in place is its share option plan (See Item 6E Share Option Plan). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares under the Plan. No option was granted during the 2010 fiscal year and as at July 31, 2010 and the date of this Annual Report, there are no options outstanding. All options expire on a date not later than five years after the date of grant of such option, for an NEX listed company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer. There is no compensatory plan or arrangement, with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of an officer's employment or from a change of any Named Executive Officer's responsibilities following a change in control.

Pension Plans

There is no defined benefit or actuarial plans in place for the Company.

C.	Board Practices

All directors were elected at the annual general meeting of the Company's shareholders held on February 4, 2010. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders, expected to be held in early 2011. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There were no arrangements, standard of otherwise, pursuant to which directors were compensated by Quartz or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors (the "Board"), be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

Brian F. Causey, T. Barry Coughlan and Gordon J. Fretwell are the Company's only independent directors. Rene Carrier is not independent, by virtue of his position with the Company. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus, the Board members are reasonably aware of the obligations of directors and the expectations of independence from management.

2. Other Directorships

The section entitled Item 6 – "Directors, Senior Management and Employees" in this Annual Report gives details of other reporting issuers of which each director is a director or officer.

3. Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company's business activities and the expectations of directors. Board meetings generally include presentations by the Company's senior management in order to give the directors full insight into the Company's operations.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

6. Compensation

The Board determines the compensation for the executive officers of the Company. The directors receive no cash compensation for acting in their respective capacities as directors of the Company.

7. Other Board Committees

The Board has no compensation or other committees, other than the audit committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its audit committee.

AUDIT COMMITTEE

The Audit Committee's Charter

The audit committee has a charter that sets out its mandate and responsibilities. A copy of the audit committee charter was filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report filed on Form 20-F for the fiscal year ended July 31, 2004 and is available at www.sec.gov.

Composition of the Audit Committee

The members of the audit committee are Brian F. Causey, T. Barry Coughlan and Gordon J. Fretwell. All audit committee members are independent. All members are financially literate.

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

Audit Committee Oversight

The audit committee has not made any recommendations to the Board of Directors to nominate or compensate any external auditor that was not adopted by the Board.

The Company's auditor, Davidson & Company LLP, has not provided any material non-audit services during the most recently completed fiscal year with the exception of the review of the Company's interim financial statements for the quarter ended April 30, 2010.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (including the British Columbia, Alberta and Ontario Securities Commissions which have jurisdiction over the Company, the "CSA"), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended July 31, 2010, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

Part 3 of NI 52-110 prescribes certain requirements for the composition of audit committees of non-exempt companies that are reporting issuers under Canadian provincial securities legislation. Part 3 of NI 52-110 requires, among other things that an audit committee be comprised of at three directors, each of whom, is, subject to certain exceptions, independent and financially literate in accordance with the standards set forth in NI 52-110.

Part 5 of NI 52-110 requires an annual information form that is filed by a non-exempt reporting issuer under National Instrument 51-102 – Continuous Disclosure Obligations, as adopted the CSA, to include certain disclosure about the issuer's audit committee, including, among other things: the text of the audit committee's charter; the name of each audit committee member and whether or not the member is independent and financially literate; whether a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the issuer's board of directors, and the reasons for the board's decision; a description of any policies and procedures adopted by the audit committee for the engagement of non-audit services; and disclosure of the fees billed by the issuer's external auditor in each of the last two fiscal years for audit, tax and other services.

D.	Employees

At September 30, 2010 and for each of the past three fiscal years, the Company has had no employees and has contracted staff on an as-needed basis. The directors of the Company primarily administer the Company's functions through the employees of Hunter Dickinson Services Inc., a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

E.	Share Ownership

Security Holdings of Directors and Senior Management

As at September 30, 2010, the directors and officers of Quartz and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 150,000 common shares (1.12%) .

As at September 1, 2010, the Company's directors and officers beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned(1)	As a % of outstanding common shares
Rene G. Carrier	150,000 common shares	1.12%
Brian F. Causey	Nil	Nil
Gordon J. Fretwell	Nil	Nil
T. Barry Coughlan	Nil	Nil

Notes:
(1) This information has been provided by the individual directors as provided by them on www.sedi.ca

Share Option Plan

As at September 30, 2010, an aggregate of 1,339,943 common shares were available for issuance pursuant to the Company's share option plan (the "Plan"), described below, which was previously approved by the Company's shareholders on January 19, 2007. No options were outstanding pursuant to Plan.

Share Option Plan

The Company adopted the Plan in order to advance the interests of the Company by providing a means to encourage directors, officers, employees, and others who provide services to the Company and its subsidiaries to acquire shares of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive to advance the interests of the Company in the conduct of their affairs.

The Plan is a "rolling" plan, whereby the maximum number of shares that may be reserved for issuance pursuant to all option awards granted under the Plan is 10% of the Company's outstanding common shares, as calculated at the time that an award is granted. Under the policies of the TSX Venture Exchange (the "TSX-V"), the continuation of the Plan requires shareholder approval by ordinary resolution at each annual general meeting of the Company's shareholders. Accordingly, the Company's shareholders will be asked to confirm the Plan in accordance with the policies of the TSX-V at the Company's annual general meeting, expected to be held in early 2011.

Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the Discounted Market Price (as defined in, and determined in accordance with, the policies of the TSX-V). Options can have a maximum term of five years (or 10 years if the Company becomes a Tier 1 issuer on the TSX-V) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

Eligible Optionees

Under the policies of the TSX-V, to be eligible for the issuance of a stock option under the Plan, an optionee must either be a director, officer or employee of the Company, or a consultant or an employee of a company providing management or other services to the Company, or its subsidiaries, at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, the company must provide the TSX-V with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX-V.

Limitations on Awards

No optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Major Shareholders

Quartz is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Quartz's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Quartz, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of September 30, 2010, Quartz had authorized unlimited common shares without par value, of which 13,399,426 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of September 30, 2010 by (i) each shareholder known to be the beneficial owner of more than 5% of the common stock and (ii) the officers and directors as a group indirectly, by any other corporation or by any foreign government.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Robert A. Dickinson	1,490,569	11.1%
Aziz Shariff	1,141,352	8.5%
Dave Copeland	837,315	6.2%
Jeffrey Mason	837,315	6.2%
Ron Thiessen	837,315	6.2%
Scott Cousens	837,315	6.2%

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of September 30, 2010, Quartz's register of shareholders indicates that Quartz's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	32	12,070,320	90.08%
United States	445	1,293,896	9.66%
Other	4	35,210	0.26%
Total	481	13,399,426	100.0%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Transfer Agent

The Company's common shares are recorded on the books of its transfer agent, Computershare Trust Company of Canada, located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9; telephone (604) 661-0271 in registered form. However, the majority of the Company's common shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Quartz does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

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

Insider Reports under the British Columbia Securities Act

Since the Company a reporting issuer under the Securities Acts of British Columbia, Alberta and Ontario, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Quartz's common shares within ten days following the trade (to be reduced to five days for all trades occurring after October 31, 2010) under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA, and the Securities Act (Ontario). Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.	Related Party Transactions

Except as disclosed below, Quartz has not, since the beginning of its last fiscal year ended July 31, 2010, and does not propose to:

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

(c) individuals owning, directly or indirectly, shares of Quartz that gives them significant influence over Quartz and close members of such individuals' families;

(d) key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of Quartz including directors and senior management and close members of such directors' and senior managements' families); or

(e) enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Hunter Dickinson Services Inc. ("HDSI")

Management and administrative services agreement

As an umbrella organization, HDSI provides, both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties Quartz's business relationship with HDSI consists of utilizing the services described above. HDSI provides these services to Quartz which includes the services of Quartz's President, pursuant to a standard (within the group) Geological Management and Administration Services Agreement with Hunter Dickinson Services Inc., dated June 1, 2008 (the "Geological Management and Administration Services Agreement") and amended July 2, 2010. Because of cross membership of many of the boards of directors within the group, certain members of management and the Board of Directors of Quartz are also members of the board of directors of HDSI.

HDSI's arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDSI, make short term advances to members of the group. The Geological Management and Administration Services Agreement can be terminated by either party on 30 days' notice.

During the fiscal year ended July 31, 2010, the Company paid $69,156 (2009 - $127,153; 2008 –$95,754) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Quartz's audited consolidated annual financial statements as at and for the years ending July 31, 2010, 2009 and 2008.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to the Company's knowledge, no material legal proceedings involving the Company or its subsidiaries are to be initiated against the Company.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for administration expenses and mineral property investigations.

B.	Significant Changes

There have been no significant changes to the accompanying financial statements since July 31, 2010, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

1.	Trading Markets

The following tables set forth for the periods indicated the price history of the Company's common shares on the NEX board of the TSX Venture Exchange and on the OTC Bulletin Board:

	TSX Venture Exchange		OTCBB
Fiscal year ended July 31,	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2010	0.30	0.15	0.30	0.13
2009	0.50	0.12	0.43	0.08
2008	0.75	0.42	0.72	0.39
2007	0.68	0.36	0.66	0.29
2006	0.70	0.29	0.68	0.22

	TSX Venture Exchange		OTCBB
FISCAL Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4, 2010	0.24	0.17	0.23	0.16
Q3, 2010	0.26	0.23	0.24	0.22
Q2, 2010	0.30	0.24	0.24	0.22
Q1, 2010	0.30	0.15	0.30	0.13
Q4, 2009	0.16	0.12	0.15	0.09
Q3, 2009	0.16	0.14	0.14	0.10
Q2, 2009	0.18	0.13	0.14	0.08
Q1, 2009	0.50	0.14	0.43	0.11
	TSX Venture Exchange		OTCBB
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
August 2010	0.20	0.18	0.16	0.16
July 2010	0.21	0.17	0.19	0.16
June 2010	0.23	0.21	0.20	0.19
May 2010	0.24	0.23	0.23	0.19
April 2010	0.25	0.25	0.23	0.23
March 2010	0.25	0.23	0.23	0.22

B.	Plan of Distribution

Not applicable.

C.	Markets

On February 17, 2005, the Company transferred its listing to NEX, a separate board of TSX Venture Exchange. Currently, the Company's common shares trade on NEX under the symbol QZM.H, and certain broker-dealers in the United States make market in the Company's shares on the OTC Bulletin Board under the symbol QZMRF.

Prior to February 17, 2005, the Company's common shares were listed and traded in Canada on Tier 2 on the TSX Venture Exchange, under the symbol QZM.V. The transition to Tier 2 became effective December 23, 2003. Prior to this, the Company traded on Tier 3 on the TSX Venture Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Quartz's original corporate constituting documents comprised of the Memorandum and Articles of Association were registered with the British Columbia Registrar of Companies under Corporation No. BC0253743. A copy of the Company's original Articles of Association was filed as an exhibit with Quartz's initial registration statement on Form 20-F.

In March 2004, the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the "BCA"). All companies incorporated under the BCCA were required to complete a transition application to the BCA by March 29, 2006. The directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA.

Under the BCA, every "pre-existing company' remained subject to certain "Pre-existing Company Provisions" contained in the BCCA unless such provisions were removed with the approval of the shareholders. In order to take full advantage of the flexibility offered by the BCA, the shareholders adopted a special resolution on January 25, 2006 authorizing the removal of the Pre-existing Company Provisions and the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The articles of a company, among other things, set out rules for the conduct of its business and affairs.

The Company subsequently filed a Notice of Articles with the Registrar of Companies on February 17, 2006. The Notice of Articles and the Articles constitute the constating documents of the Company, and have superseded the Memorandum and Articles of Association.

Borrowing Powers

Under the original Articles of Association, the Company could borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflected the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the Company's Articles now provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person.

Share Certificates

Under the original Articles of Association, a shareholder was entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the Articles now provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The original Articles of Association provided for the Company to indemnify directors, subject to the provisions of the BCCA. Under the BCA, the Company is permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company is prohibited from paying an indemnity if:

(a) the party did not act honestly and in good faith with a view to the best interests of the Company;

(b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the Articles require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA.

Alternate Directors

The original Articles of Association permitted a director to appoint another director as his alternate. The Company's Articles now permit a director to appoint anyone as his alternate, as long as that person is qualified to act as a director.

Amendment of Articles and Notice of Articles

The Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles, other than as set out in the BCA as specifically requiring a special resolution, can be effected as an ordinary or by directors' resolution. The Company's Articles provide that the Company may amend provisions of the Articles and Notice of Articles relating to certain aspects of its Shares and authorized share structure by ordinary resolution. A share consolidation or a share split and name change of the Company can only be done by a resolution of the directors. The default provision under the BCA is a special resolution where the Articles are silent as to the type of resolution required. The Articles also provide that the attachment, variation and deletion of special rights and restrictions to any class of shares may be authorized by ordinary resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a "special separate resolution" is required.

All special resolutions of the Company must be adopted by a majority of two-thirds of votes cast.

Shareholders' Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders' meetings, the Articles provide that shareholders' meetings may be held at such place as is determined by the directors.

The Articles permit the giving of notice to shareholders, directors and officers by fax or e-mail in addition to regular mail or personal delivery.

Officers

Under the original Articles of Association, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, the Articles do not provide for such restrictions.

Disclosure of Interest of Directors

The Articles reflect the provisions of the BCA relating to the disclosure of interest by directors, which superseded more the cumbersome and outdated provisions contained under the BCCA.

Creation of Preferred Shares

Under the original Articles of Association, the creation of a new class of shares required the approval of the shareholders of the Company by a special resolution adopted by a majority of three-quarters of votes cast .

The authorized share structure of the Company now includes, in addition to a class of common shares without par value and without a maximum number, a class of Preferred Shares without par value and without a maximum number. The Preferred Shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions.

The special rights and restrictions attaching to the Preferred Shares are set forth in Article 26 of the Articles, and effectively provide the directors with wide latitude to create a series of Preferred Shares which may be convertible into Common Shares, and have attached to them rights that rank ahead of common shares in respect of entitlement to assets and dividends.

C.	Material Contracts

Quartz's only material contract as of September 30, 2010 is:

  Geological Management and Administrative Services Agreement with HDSI, dated for reference June 1, 2008. See Item 7B.
D.	Exchange Controls

Quartz is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below. There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) ("Investment Act").

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent legal advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an "entity"). Non-Canadians proposing to establish a new Canadian business or acquire control of an existing Canadian business must file either an application for review (before completing the investment) or a post-closing notification (within 30 days of implementation of the investment) to the Director of Investments, who is appointed by the Minister of Industry. Whether a post-closing notification or a full application for review will be required will depend on the type of Canadian business involved and the value of the business. If an investment is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless the Minster of Industry is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. Further, the acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for "WTO-investors" that are controlled by persons who are resident in World Trade Organization ("WTO") member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company.

For a proposed indirect acquisition that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a "WTO investor", the threshold is significantly higher, and is adjusted for inflation each year. The 2010 threshold is CAD$299 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any "financial service"; (iii) the provision of any "transportation service"; or (iv) a "cultural business".

Certain transactions relating to common shares of the Company are exempt from the Investment Act, including

(a) acquisition of common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

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

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Quartz's issued shares of any class or series.

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

Distribution on Common Shares of Quartz

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Quartz are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Quartz has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Quartz, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Subject to the passive foreign investment company rules discussed below, preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of Quartz generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Quartz may, under certain limited circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Quartz) deduction of the United States source portion of dividends received from Quartz (unless Quartz qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Quartz does not anticipate that it will earn any United States income, however, and therefore, does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Quartz common shares, if any, may not be subject to information reporting and generally may not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Quartz common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to a U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Disposition of Common Shares of Quartz

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Quartz equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Quartz. Unless Quartz is a passive foreign investment company, as defined below, preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Quartz will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Quartz common shares and all excess distributions on his Quartz common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Quartz (i) which began after December 31, 1986, and (ii) for which Quartz was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non- deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

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

Exhibits attached to this Form 20-F are also available for viewing on EDGAR at www.sec.gov, or at the offices of the Company, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of the Company at 604-684-6365, attention: Investor Relations Department. Copies of the Company's Canadian GAAP financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.	Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Transaction Risk and Currency Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures.

B.	Exchange Rate Sensitivity

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in Canadian dollars. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in United States dollars in the Company's consolidated financial statements. The fluctuation of the Canadian dollar in relation to the United States dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

As at July 31, 2010 the Company held financial assets and financial liabilities denominated in Canadian dollars in the equivalent amount of US dollars of $252,398 (2009 - $132,008) and $9,864 (2009 -$55,838), respectively.

C.	Interest Rate Risk and Equity Price Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

As at July 31, 2010 the Company held cash and cash equivalents in financial institutions in the amount of $251,240 (2009 - $391,040)

D.	Commodity Price Risk

While the value of the Company's resource properties, if any, can always be said to relate to the price of precious metals and the outlook for same, the Company does not have any operating mines and hence does not have any hedging or other commodity based operational risks respecting its business activities.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, with the participation of the Chief Executive Officer and the Principal Accounting Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of July 31, 2010, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There have been no changes in the Company's internal control over financial reporting during the period covered by this report that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Principal Accounting Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our Chief Executive Officer and Principal Accounting Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act, and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information. While our Chief Executive Officer and our Principal Accounting Officer believe that our disclosure controls and procedures provide a reasonable level of assurance of effectiveness, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

ITEM 16	[RESERVED]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Brian F. Causey, T. Barry Coughlan and Gordon J. Fretwell. The Board of Directors has determined that Mr. Causey qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Causey is "independent", as that term is defined in section 803 of the NYSE Amex Company Guide. Mr. Causey is an accredited Chartered Accountant in Canada.

Each Audit Committee member is able to read and understand fundamental financial statements.

ITEM 16B	CODE OF ETHICS

The Company's board of directors has adopted a written Code of Ethics governing directors, officers and employees. The Code of Ethics sets forth written standards that are designed to deter wrongdoing and to meet the Company's core vision: to become a successful and innovative mining and mineral exploration corporation.

In order to achieve the Company's vision the following values are to be included in all activities:

a)	Responsibly explore for and develop mineral resources;
b)	Be respectful of the environment;
c)	Be an industry leader and participate in industry organizations devoted to improving the industry;
d)	Be a strong and honest competitor;
e)	Be a responsible corporate citizen and contribute to the community;
f)	Deal fairly with our customers, suppliers and joint venture participants;
g)	Provide a safe and rewarding work environment; and
h)	Deliver value to shareholder.

The board of directors monitors compliance with the Code of Ethics by ensuring that all Company personnel have read and understood the Code of Ethics, and by charging management with bringing to the attention of the board of directors any issues that arise with respect to the Code of Ethics.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm, Davidson & Company LLP for various services. The figures in the table below are expressed in Canadian Dollars.

Services:	Year ended
	July 31, 2010	July 31, 2009
Audit Fees (1)	C$ 25,000	C$ 22,000
Audit Related Fees (2)	–	–
Tax Fees (3)	C$ 3,000	C$ 3,000
All Other Fees (4)	–	–
	C$ 28,000	C$ 25,000

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	"Tax Fees" include fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(4)	"All Other Fees" include fees billed for products and services provided by the principal accountant, other than the services reported in (1), (2) or (3) above.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2010.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended July 31, 2010, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1) Report of the Independent Registered Public Accounting Firm on the consolidated balance sheets as at July 31, 2010 and 2009 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended July 31, 2010;

(2) Consolidated balance sheets as at July 31, 2010 and 2009;

(3)Consolidated statements of operations and shareholders’ equity for each of the years in the three year period ended July 31, 2010;

(4) Consolidated statements of cash flows for the periods referred to in (3) above;

(5) Notes to the consolidated financial statements.

ITEM 18	FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
11.1	Code of Ethics	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
99.1	Audit Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
1.6	Articles
4.1	Quartz Mountain Resources Ltd. Stock Incentive Plan, approved by shareholders January 2007.
4.5	Geological and Management Services Agreement between Hunter Dickinson Inc. and the Company dated July 2, 2010
12.1	Section 302 Certification of the Chief Executive Officer

Exhibit Number	Description of Exhibit
12.2	Section 302 Certification of the Principal Accounting Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Principal Accounting Officer
99.1

Consolidated balance sheets as at July 31, 2010 and 2009; consolidated statements of operations and shareholder's equity, and cash flows for each of the years in the three year period ended July 31, 2010, together with the Report of Independent Registered Public Accounting Firm thereon;

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Rene G Carrier
RENE G CARRIER
Director and President
Per: Rene G Carrier
President
Dated: September 30, 2010