Form 20-F
period 2011-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2011-10-14
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2011 OR

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

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4H1
(Address of principal executive offices)

Paul Mann, Principal Accounting Officer
Facsimile No.: 604-681-2741
15th Floor, 1040 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4H1
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
13,399,426 common shares as of July 31, 2011

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
Yes [    ]   No [     ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 126-2 of the Exchange Act.

[ ] Large Accelerated Filer	[ ] Accelerated Filer	[ x ] Non Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [ ]	Other [ x ]
by the International Accounting Standards Board

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

Except as noted, the information set forth in this Annual Report is as of October 6, 2011, and all information included in this document should only be considered correct as of such date.

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

The following tables present selected financial data extracted from the audited consolidated financial statements of Quartz for the last five fiscal years ended July 31, 2011, 2010, 2009, 2008 and 2007.

Quartz's annual financial statements have been audited by its current independent registered public accounting firm, Davidson and Company LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles ("US GAAP") to the Company's financial information. Note 10 to the audited annual consolidated financial statements for the year ended July 31, 2011 included in this Annual Report provides descriptions of the material measurement differences between Canadian GAAP and US GAAP as they relate to Quartz, and a reconciliation of Quartz's consolidated financial statements to US GAAP.

Selected Financial Data
(Stated in United States dollars)

Balance Sheet	As at July 31
	2011	2010	2009	2008	2007
Total Assets Canadian GAAP US GAAP	$ 103,696 103,695	$ 264,114 264,113	$ 423,727 423,726	$ 612,511 612,510	$ 712,911 712,910
Total Liabilities Canadian GAAP US GAAP	$ 44,126 44,126	$ 29,864 29,864	$ 55,838 55,838	$ 20,519 20,519	$ 14,408 14,408
Working Capital Canadian GAAP US GAAP	$ 59,569 59,569	$ 234,249 234,249	$ 367,888 367,888	$ 591,991 591,991	$ 698,502 698,502
Share Capital Canadian GAAP US GAAP	$ 21,269,046 21,269,046	$ 21,269,046 21,269,046	$ 21,269,046 21,269,046	$ 21,269,046 21,269,046	$ 21,269,046 21,269,046
Contributed Surplus Canadian GAAP US GAAP	$ – –	$ – –	$ – –	$ – –	$ – –
Deficit Canadian GAAP US GAAP	$(21,209,476) (21,209,477)	$ (21,034,796) (21,034,797)	$(20,901,157) (20,901,158)	$(20,677,054) (20,677,055)	$(20,570,543) (20,570,544)
Shareholders' Equity Canadian GAAP US GAAP	$ 59,570 59,569	$ 234,250 234,249	$ 367,889 367,888	$ 591,992 591,991	$ 698,503 698,502

Statement of Operations	Years ended July 31
	2011	2010	2009	2008	2007
Interest income Canadian GAAP US GAAP	$ 1,597 1,597	$ 1,790 1,790	$ 4,451 4,451	$ 24,465 24,465	$ 35,741 35,741
Loss Canadian GAAP US GAAP	$ (174,680) (174,680)	$ (133,639) (133,639)	$ (224,103) (224,103)	$ (106,511) (106,511)	$ (398,864) (398,864)
Loss from continuing operations Canadian GAAP US GAAP	$ (174,680) (174,680)	$ (133,639) (133,639)	$ (224,103) (224,103)	$ (106,511) (106,511)	$ (398,864) (398,864)
Loss per share Canadian GAAP US GAAP	$ (0.01) (0.01)	$ (0.01) (0.01)	$ (0.02) (0.02)	$ (0.01) (0.01)	$ (0.03) (0.03)
Weighted average number of common shares outstanding Canadian GAAP US GAAP	13,399,426 13,399,426	13,399,426 13,399,426	13,399,426 13,399,426	13,399,426 13,399,426	13,399,426 13,399,426

Reconciliation to US GAAP

As indicated above, note 10 of the audited consolidated financial statements included in this Annual Report provides descriptions of the material differences between Canadian GAAP and US GAAP for the fiscal years ended July 31, 2011, 2010 and 2009. The primary significant difference between Canadian and US GAAP as they relate to the Company is the accounting for exploration costs. Under US GAAP exploration costs are generally written off unless there is a feasibility report which confirms the existence of economic ore making the recovery of costs likely. There are no material measurement differences between Canadian GAAP and US GAAP on the financial statements of the Company for any of the years presented.

Currency and Exchange Rates

On October 6, 2011, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $0.9588. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars.

	For year ended July 31 (Canadian Dollar per U.S. Dollar)
	2011	2010	2009	2008	2007
End of Period	$0.9538	$1.0290	$1.0790	$1.0257	$1.0657
Average for the Period*	$0.9941	$1.0486	$1.1758	$1.0070	$1.1258
High for the Period	$1.0642	$1.1079	$1.3000	$1.0755	$1.1853
Low for the Period	$0.9449	$0.9961	$1.0253	$0.9170	$1.0372

*	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
Month	High	Low
July 2011	$0.9668	$0.9449
June 2011	$0.9861	$0.9643
May 2011	$0.9809	$0.9490
April 2011	$0.9691	$0.9486
March 2011	$0.9918	$0.9686

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in the securities of Quartz is highly speculative and subject to a number of risks. A prospective investor or other person reviewing Quartz for a prospective investor should not consider an investment in Quartz unless the investor is capable of sustaining an economic loss of the entire investment. An investor should carefully consider the risks described below and the other information that Quartz furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz's common shares. The risks described below are not the only ones faced by Quartz. Additional risks that management is aware of or that Quartz currently believes are immaterial may indeed become important factors that affect Quartz's business. If any of the following risks occur, or if others occur, Quartz's business, operating results and financial condition could be seriously harmed and the investor may lose all of his or her investment.

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

General mining risks.

The mining industry in general is intensely competitive. Even if the Company is successful in identifying and acquiring a prospective property of merit, and commercial quantities of ore are discovered, there is no assurance that a profitable market will ever exist for the sale of any minerals produced by the Company. Factors beyond the control of the Company may affect the marketability of any minerals that are discovered. Mineral prices have fluctuated widely in recent years. Other factors that may affect marketability include government regulations relating to price, royalties, and allowable production, and importing and exporting of minerals. The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurances that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and eventually operations at its projects. The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing far greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

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

The Company's share price is volatile.

The market price of a publicly traded stock, especially a junior resource issuer like the Company, is affected by many variables not directly related to the exploration success of the Company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. On February 17, 2005, the Company transferred its listing from Tier 2 of the TSX Venture Exchange to NEX. NEX is a separate board of the TSX Venture Exchange, established in 2003 to provide a new trading forum for listed companies that have fallen below the TSX Venture Exchange's ongoing listing standards due to low levels of business activity. The effect of these and other factors on the market price of the common shares on the NEX suggests that the Company's shares will continue to be volatile. The ability of the Company to reactivate itself as a Tier 2 Issuer on the TSX Venture Exchange is dependent on its ability to acquire a mineral project for active exploration.

The Company's Directors and Officers are part-time and serve as directors and officers of other companies.

All of the directors and officers of the Company serve as officers and/or directors of other resource exploration companies and are engaged in and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies. Situations may arise where these directors and officers may be in direct competition with the Company. Such conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgment and on the relative financial abilities and needs of the companies to participate. The success of the Company and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its Board of Directors.

If the Company raises additional funding through equity financings, then the Company's current shareholders will suffer dilution.

The Company is expected to have sufficient funds to cover anticipated administrative costs and mineral property investigations for the next twelve months.

In order to fund any significant mineral property acquisitions, additional working capital will be required. Management anticipates that the Company will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security, in order to raise this additional working capital. The effect of additional issuances of equity securities will result in the dilution of existing shareholders' percentage ownership interests.

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

Potential investors should also note that recently enacted legislation may require U.S. shareholders to report their interest in a PFIC on an annual basis. US shareholders of the Company should consult their tax advisors as to these reporting requirements as well as the consequences of investing in the Company.

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

On December 23, 2003, the Company was reclassified as a Tier 2 company on the TSX Venture Exchange. On February 17, 2005, the Company transferred its listing to NEX, a separate board of the TSX Venture Exchange established in 2003 to provide a new trading forum for listed companies that have fallen below the TSX Venture Exchange's continued listing standards, due to low levels of business activity.

Currently, the Company's common shares trade on NEX under the symbol QZM.H, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Bulletin Board under the symbol QZMRF.

Offices

The Company's business office is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1; telephone (604) 684-6365. The Company's registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7; telephone (604) 689-9111.

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

The Company conducts its business affairs through its wholly-owned subsidiary, Wavecrest Resources Inc., a Delaware corporation.

D.	Property, Plant and Equipment

The Company has no material tangible fixed assets, such as mining equipment or plant facilities.

E.	Currency

All currency amounts in this Annual Report are stated in United States dollars unless otherwise indicated (see Item 3 for exchange rate information).

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

The Company does not currently have an active exploration project. Accordingly, during the fiscal year ended July 31, 2011, the Company's activities primarily involved administrative activities associated with property investigations of mineral property interests. These investigations did not lead to any acquisitions. As Quartz is an exploration stage company, it does not have any revenues from its operations to offset its expenditures. Accordingly, the Company's ability to continue its property investigation activities will be contingent upon receiving additional financing.

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

The following discussion should be read in conjunction with the audited consolidated financial statements for the years ended July 31, 2011, 2010 and 2009, and the related notes, accompanying this Annual Report. The Company prepares its consolidated financial statements in accordance with Canadian GAAP. Reference should be made to note 10 to the audited consolidated financial statements for the years ended July 31, 2011, 2010 and 2009, which provides a reconciliation of material measurement differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in note 3 of the accompanying audited consolidated financial statements for the years ended July 31, 2011, 2010 and 2009, and a reconciliation of material measurement differences between these principles and US GAAP is presented in note 10.

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

Monetary assets and liabilities of the Company not denominated in United States dollars are translated into United States dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

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

A.	Operating Results

Results of Operations
(Stated in United States dollars)
	Year ended July 31
	2011	2010	2009
Expenses (Income)
Office and administration	$92,136	$71,257	$113,587
Foreign exchange loss (gain)	(9,411)	(13,470)	55,267
Interest income	(1,597)	(1,790)	(4,451)
Mineral property investigations	-	-	7,593
Legal, accounting and audit	55,172	46,872	24,521
Regulatory, trust and filing	36,390	27,370	27,586
Shareholder communication	1,990	3,400	-
Loss for the year – Canadian GAAP	$(174,680)	$(133,639)	$(224,103)
US GAAP Reconciliation
Mineral property acquisition costs (1)	-	-	-
Loss for the year – US GAAP	$(174,680)	$(133,639)	$(224,103)

Notes:

(1)

Under Canadian GAAP, mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate have been placed into production, sold, allowed to lapse or abandoned. In contrast, under US GAAP, mineral property exploration and development expenditures are expensed as incurred. (See notes 3(b) and 10 to the accompanying audited consolidated financial statements for the years ended July 31, 2011, 2010 and 2009 for more information).

Years ended July 31, 2011 and July 31, 2010

Loss for the year ended July 31, 2011 was $174,680 compared to a loss of $133,639 in the prior year. The increase in loss can be attributed to various expenses as discussed below.

Office and administration expenses increased to $92,136 during the year from $71,257 in the prior year. During the prior year, the Company recovered conference and travel costs in the amount of $23,751 from HDSI for costs incurred in prior years. There were no such cost recoveries in 2011.

Regulatory, trust and filing expenses increased to $36,390 during the year from $27,370 in the prior year. This increase is due to an increase in regulatory filing and transfer agency fees during the year.

Legal, accounting and audit expenses increased to $55,172 during the year from $46,872 in the prior year. This is due to an increase in tax advisory services, preparation for IFRS and internal control testing during the year.

Years ended July 31, 2010 and July 31, 2009

Loss for the year ended July 31, 2010 was $133,639. This compares with a loss of $224,103 for the year ended July 31, 2009. The Company reduced its material exploration and property investigation activity during 2010. The decrease in the loss for 2010 primarily resulted from foreign exchange gains and a cost recovery from a service provider. The Company recorded a $13,470 foreign exchange gain in 2010, compared with a loss of $55,267 in 2009, related to the Company's holdings of Canadian dollars. In

2010, the twelve month average rate of Canadian dollar increased to $0.95 to the United States dollar from $0.85 to the United States dollar in 2009.

Office and administration expenses decreased to $71,257 in 2010 from $113,587 in 2009, as a result of a reduction in travel and conference attendance fees and a cost recovery from HDSI.

Legal, accounting and audit expenses increased to $46,872 in 2010 from $24,521 in 2009, as a result of fees related to quarterly review engagements and increased legal costs.

Interest income for 2010 was $1,790, compared with $4,451 in 2009, due mainly to lower average cash balances (2010 – $251,240; 2009 – $391,040) and significantly lower interest rates.

B.	Liquidity and Capital Resources

At July 31, 2011, the Company had working capital of approximately $59,569 (2010 - $234,249) which is expected to be sufficient to fund anticipated administrative costs for the upcoming fiscal year.

Additional working capital will be required to fund any major mineral property acquisition, in the event that a suitable property is identified. The Company does not have sufficient funding at this time to complete a major acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

Cash and cash equivalents at July 31, 2011 amounted to $82,315 (2010 - $251,240). Operating activities in fiscal 2011 utilized cash of $168,925 (2010 - $139,800).

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

As at October 6, 2011, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.

Financial Instruments

The Company's holdings of financial instruments are predominantly denominated in Canadian dollars. The Company does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of the Company's immediate expenditure requirements are invested in low risk, highly liquid investments with original maturities of three months or less.

The Company does not have any material commitments for capital expenditures and, accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

The Company estimates that the cost of maintaining its corporate administrative activities is approximately $60,000 per year, if the Company does not commence any exploration programs on any property which it acquires. This is an estimated minimum annual cost to maintain the Company. Any exploration program would require funds above these minimum administration costs which include: office, legal, audit, regulatory and stock exchange compliance, and transfer agent fees.

C.	Research Expenditures

Quartz does not carry out any research or development activities. Please refer to Item 5A and Item 5B above for a discussion of the expenditures that the Company has incurred in connection with its business activities.

D.	Trend Information

Quartz does not currently have any mineral properties. In the event that it does acquire a mineral property, the market price for any minerals that it is expected to possess will affect the Company's ability to attract significant equity financing.

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

As at July 31, 2011, the Company had no material contractual obligations:

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

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name (1)	Year born	Position	Since
Rene G. Carrier	1944	President and Director	January 2000
Brian F. Causey	1946	Director	January 2003
T. Barry Coughlan	1945	Director	January 2005
Gordon J. Fretwell	1953	Secretary and Director	January 2003
Paul Mann	1964	Principal Accounting Officer	February 2008

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

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
	CEO	January 2007	Present
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	April 2011
Curis Resources Ltd.	Director	November 2010	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	February 2010
Rathdowney Resources Ltd.	Director	March 2011	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

BRIAN F. CAUSEY, B.Comm., C.A. – Director

Brian Causey holds a B.Comm. degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971. Formerly a partner of Peat Marwick Thorne (now KPMG LLP) (1975-1977), Mr. Causey is currently Vice-President, Project Finance for Hunter Dickinson Services Inc., a position he was appointed to in 2001.

Mr. Causey is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Chinook Capital Corp.	Director	April 2007	March 2009
Nanotech Security Corp.	CFO and Director	October 2009	Present
	Corporate Secretary	March 2010	Present
Yaletown Capital Corp.	CFO and Director	April 2007	April 2010

T. BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing of publicly traded companies for over 25 years. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and/or a director of the following companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Amarc Resources Ltd.	Director	February 2009	Present
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Mining Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd.	President, CEO and Director	September 1991	March 2010
Northcliff Resources Ltd.	Director	June 2011	Present
Quadro Resources Ltd.	President and Director	June 1986	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present

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

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Bell Copper Corporation	Secretary	December 2008	Present
	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	April 2011
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Curis Resources Ltd.	Director	January 2011	Present
Coro Mining Corporation	Director	June 2009	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Grandcru Resources Corp.	Director	December 2002	May 2008
ICN Resources Ltd.	Secretary	March 2009	Present
	Director	July 2004	March 2009
International Royalty Corporation	Director	February 2005	February 2010
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006

PAUL S. MANN, CA – Principal Accounting Officer

Mr. Mann is a Chartered Accountant, and also holds a BASc in Mechanical Engineering from the University of British Columbia. He has served as Controller at Dayton Mining Corporation, De Beers Canada Mining Inc., Crew Gold and Eldorado Gold, and has international experience in South Africa, Chile, Mexico and China. Mr. Mann has served as Corporate Controller for many of the Hunter Dickinson affiliated companies since 2001 and is currently Executive Vice President, Finance and Reporting for Hunter Dickinson Inc., where he oversees accounting, taxation, regulatory and public reporting for the group.

Mr. Mann is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	July 2008	Present
Rathdowney Resources Ltd.	Chief Financial Officer	March 2011	Present

B.	Compensation

During the Company's financial year ended July 31, 2011, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $6,580.

Rene G. Carrier, President, Paul Mann, Principal Accounting Officer, and Jeffrey R. Mason, former Principal Accounting Officer are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options or SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rene G. Carrier(1) President	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Paul Mann(2) Principal Accounting Officer	2011 2010 2009	6,580 7,050 7,291	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)	Rene G. Carrier was appointed as President of the Company on June 16, 2005.
(2)	Paul Mann was appointed as Principal Accounting Officer of the Company on February 8, 2008.

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

Share Options

The only equity compensation plan which the Company has in place is its share option plan (See Item 6E Share Option Plan). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares under the Plan. No option was granted during the 2011 fiscal year and as at July 31, 2011 and the date of this Annual Report, there are no options outstanding. All options expire on a date not later than five years after the date of grant of such option, for an NEX listed company.

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

All directors were elected at the annual general meeting of the Company's shareholders held on February 10, 2011. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders, expected to be held in early 2012. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

Brian F. Causey, T. Barry Coughlan and Gordon J. Fretwell are the Company's only independent directors. Rene G. Carrier is not independent, by virtue of his position with the Company. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus, the Board members are reasonably aware of the obligations of directors and the expectations of independence from management.

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

AUDIT COMMITTEE

The Audit Committee's Charter

The audit committee has a charter that sets out its mandate and responsibilities. A copy of the audit committee charter was filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report filed on Form 20-F for the fiscal year ended July 31, 2005 and is available at www.sec.gov.

Composition of the Audit Committee

The members of the audit committee are Brian F. Causey, T. Barry Coughlan and Gordon J. Fretwell. All audit committee members are independent and financially literate.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; and
  an understanding of internal controls and procedures for financial reporting.

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

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (including the British Columbia, Alberta and Ontario Securities Commissions which have jurisdiction over the Company, the "CSA"), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended July 31, 2011, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

Part 3 of NI 52-110 prescribes certain requirements for the composition of audit committees of non-exempt companies that are reporting issuers under Canadian provincial securities legislation. Part 3 of NI 52-110 requires, among other things that an audit committee be comprised of at least three directors, each of whom, is, subject to certain exceptions, independent and financially literate in accordance with the standards set forth in NI 52-110.

Part 5 of NI 52-110 requires an annual information form that is filed by a non-exempt reporting issuer under National Instrument 51-102 – Continuous Disclosure Obligations, as adopted by the CSA, to include certain disclosures about the issuer's audit committee, including, among other things: the text of the audit committee's charter; the name of each audit committee member and whether or not the member is independent and financially literate; whether a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the issuer's board of directors, and the reasons for the board's decision; a description of any policies and procedures adopted by the audit committee for the engagement of non-audit services; and disclosure of the fees billed by the issuer's external auditor in each of the last two fiscal years for audit, tax and other services.

D.	Employees

At October 6, 2011 and for each of the past three fiscal years, the Company has had no employees and has contracted staff on an as-needed basis. The directors of the Company primarily administer the Company's functions through the employees of Hunter Dickinson Services Inc., a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

E.	Share Ownership

Security Holdings of Directors and Senior Management

As at October 6, 2011, the directors and officers of Quartz and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 150,000 common shares 1.12% .

As at October 6, 2011, the Company's directors and officers beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned(1)	As a % of outstanding common shares
Rene G. Carrier	150,000 common shares	1.12%
Brian F. Causey	Nil	Nil
Gordon J. Fretwell	Nil	Nil
T. Barry Coughlan	Nil	Nil

Notes:
(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

Share Option Plan

As at October 6, 2011, an aggregate of 1,339,943 common shares were available for issuance pursuant to the Company's share option plan (the "Plan"), described below, which was previously approved by the Company's shareholders on January 19, 2007. No options were outstanding pursuant to Plan.

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

The Plan is a "rolling" plan, whereby the maximum number of shares that may be reserved for issuance pursuant to all option awards granted under the Plan is 10% of the Company's outstanding common shares, as calculated at the time that an award is granted. Under the policies of the TSX Venture Exchange (the "TSX-V"), the continuation of the Plan requires shareholder approval by ordinary resolution at each annual general meeting of the Company's shareholders. Accordingly, the Company's shareholders will be asked to confirm the Plan in accordance with the policies of the TSX-V at the Company's annual general meeting, expected to be held in early 2012.

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

As of October 6, 2011, Quartz had authorized unlimited common shares without par value, of which 13,399,426 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of October 6, 2011 by (i) each shareholder known to be the beneficial owner of more than 5% of the common stock and (ii) the officers and directors as a group indirectly, by any other corporation or by any foreign government.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Robert A. Dickinson	1,490,569	11.1%
Aziz Shariff	1,141,352	8.5%
Dave Copeland	837,315	6.2%
Jeffrey Mason	837,315	6.2%
Ron Thiessen	837,315	6.2%
Scott Cousens	837,315	6.2%

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of October 6, 2011, Quartz's register of shareholders indicates that Quartz's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	106	11,922,135	88.98%
United States	1478	1,438,741	10.74%
Other	13	38,550	0.28%
Total	1597	13,399,426	100.0%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Transfer Agent

The Company's common shares are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9; telephone (604) 661-0271 in registered form. However, the majority of the Company's common shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Quartz does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, the Company is not owned or controlled, directly or indirectly, by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly, other than as noted above under Major Shareholders. There are no arrangements known to Quartz which, at a subsequent date, may result in a change in control of the Company.

Insider Reports under the Securities Acts of British Columbia, Alberta and Ontario

Since the Company is a reporting issuer under the Securities Acts of British Columbia, Alberta and Ontario, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Quartz's common shares within five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA, and the Securities Act (Ontario). Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.	Related Party Transactions

Except as disclosed below, Quartz has not, since the beginning of its last fiscal year ended July 31, 2011, and does not propose to:

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

During the fiscal year ended July 31, 2011, the Company paid $94,072 (2010 – $69,156; 2009 – $127,153) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Quartz's audited consolidated annual financial statements as at July 31, 2011 and 2010, and for each of the years ending July 31, 2011, 2010 and 2009.

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

There have been no significant changes to the accompanying financial statements since July 31, 2011, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets

The following tables set forth for the periods indicated the price history of the Company's common shares on the NEX board of the TSX Venture Exchange and on the OTC Bulletin Board:

	TSX Venture Exchange		OTCBB
Fiscal year ended July 31,	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2011	0.49	0.18	0.42	0.16
2010	0.30	0.15	0.30	0.13
2009	0.50	0.12	0.43	0.08
2008	0.75	0.42	0.72	0.39
2007	0.68	0.36	0.66	0.29

	TSX Venture Exchange		OTCBB
Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4, 2011	0.38	0.32	0.42	0.32
Q3, 2011	0.49	0.30	0.42	0.31
Q2, 2011	0.42	0.18	0.31	0.17
Q1, 2011	0.20	0.18	0.17	0.16
Q4, 2010	0.24	0.17	0.23	0.16
Q3, 2010	0.26	0.23	0.24	0.22
Q2, 2010	0.30	0.24	0.24	0.22
Q1, 2010	0.30	0.15	0.30	0.13
	TSX Venture Exchange		OTCBB
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
July 2011	0.32	0.32	0.32	0.32
June 2011	0.38	0.32	0.34	0.32
May 2011	0.38	0.38	0.42	0.34
April 2011	0.46	0.38	0.42	0.41
March 2011	0.49	0.40	0.41	0.32

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Creation of Preferred Shares

Under the original Articles of Association, the creation of a new class of shares required the approval of the shareholders of the Company by a special resolution adopted by a majority of three-quarters of votes cast.

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

Quartz's only material contract as of October 6, 2011 is:

  Geological Management and Administrative Services Agreement with HDSI, dated for reference June 1, 2008 and amended July 2, 2010. See Item 7B.
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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only and it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Quartz does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company's relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2011 exceeds Cdn$312 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada or provide any "financial service" or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Quartz for a shareholder of Quartz who is, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"), not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Quartz as capital property on an arm's length basis. This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada and if the shareholder's holding in Quartz is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder's interest. Investors are advised to obtain independent advice from a shareholder's own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. Quartz is responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Quartz had increased by reason of the payment of such dividend. Quartz will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on Quartz's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities, the relationship of the debt holder to Quartz and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of Quartz is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. 50% of the capital gains net of capital losses are included in income for Canadian income tax purposes. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property". Shares of common stock of Quartz will constitute taxable Canadian property of a non-resident shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Quartz belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a)

the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)	the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

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

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Quartz who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or any political subdivision thereof which has elected to be treated as a corporation for United States income tax purposes (under Treasury Regulation section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and for the purpose of this summary, the term U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Quartz. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Quartz may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to two specific classes of income: "passive income", and "general income". Dividends distributed by Quartz will generally constitute "passive income" for these purposes. Prior to January 1, 2007, there were nine specific classes of income rather than the two stated here. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Quartz should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Quartz

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Quartz equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's adjusted basis in the common shares of Quartz. Unless Quartz is a passive foreign investment company, as defined below, preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Quartz will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Quartz qualifies as a PFIC for the fiscal year ending July 31, 2011, or in future fiscal years, each U.S. Holder of Quartz is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

If Quartz is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Quartz common shares, then Quartz will continue to be treated as a PFIC with respect to that U.S. Holder's Quartz common shares, even if it no longer qualifies as a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Quartz common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Quartz common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year as ordinary income for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Quartz as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Quartz included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Quartz will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Quartz common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisor regarding the manner of making a mark-to-market election. No view is expressed regarding whether common shares of Quartz are marketable for these purposes or whether the election will be available.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Quartz is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Quartz ("United States Shareholder"), Quartz could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, regardless of whether it has been distributed, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Quartz which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Quartz attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Quartz does not believe that it currently qualifies as a CFC. However, there can be no assurance that Quartz will not be considered a CFC for the current or any future taxable year.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Exhibits attached to this Form 20-F are also available for viewing on EDGAR at http://www.sec.gov/, or at the offices of the Company, 15th Floor - 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department. Copies of the Company's Canadian GAAP financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

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

As at July 31, 2011 the Company held financial assets and financial liabilities denominated in Canadian dollars in the equivalent amount of US dollars of $98,340 (2010 - $252,398) and $44,126 (2010 - $29,864), respectively.

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

As at July 31, 2011 the Company held cash and cash equivalents in financial institutions in the amount of $82,315 (2010 - $251,240).

D.	Commodity Price Risk

While the value of the Company's resource properties, if any, can always be said to relate to the price of precious metals and the outlook for same, the Company does not have any resource properties or operating mines and hence does not have any hedging or other commodity based operational risks respecting to its business activities.

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

The Company's management, with the participation of the Chief Executive Officer and the Principal Accounting Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of July 31, 2011, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

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

In order to achieve the Company's vision the following values are to be included in all activities:

a)	Responsibly explore for and develop mineral resources;
b)	Be respectful of the environment;
c)	Be an industry leader and participate in industry organizations devoted to improving the industry;
d)	Be a strong and honest competitor;
e)	Be a responsible corporate citizen and contribute to the community;
f)	Deal fairly with our customers, suppliers and joint venture participants;
g)	Provide a safe and rewarding work environment; and
h)	Deliver value to shareholders.

The board of directors monitors compliance with the Code of Ethics by ensuring that all Company personnel have read and understood the Code of Ethics, and by charging management with bringing to the attention of the board of directors any issues that arise with respect to the Code of Ethics.

A copy of the Code of Ethics was filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report filed on Form 20-F for the fiscal year ended July 31, 2005 and is available at www.sec.gov. The Company will also provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8; or submitted by telephone at 604-684-6365, attention: Investor Relations Department.

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

Services:	Year ended
	July 31, 2011	July 31, 2010
Audit Fees (1)	C$ 24,000	C$ 25,000
Audit Related Fees (2)	–	–
Tax Fees (3)	C$ 3,000	C$ 3,000
All Other Fees (4)	–	–
	C$ 27,000	C$ 28,000

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

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2011.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2011, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1) Report of the Independent Registered Public Accounting Firm on the consolidated balance sheets as at July 31, 2011 and 2010, and the consolidated statements of operations and shareholders' equity, and cash flows for each of the years in the three year period ended July 31, 2011;

(2) Consolidated balance sheets as at July 31, 2011 and 2010;

(3) Consolidated statements of operations and shareholders' equity for each of the years in the three year period ended July 31, 2011;

(4) Consolidated statements of cash flows for the periods referred to in (3) above;

(5) Notes to the consolidated financial statements.

ITEM 18	FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.6	Articles	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.
4.1	Quartz Mountain Resources Ltd. Stock Incentive Plan, approved by shareholders January 2007.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.
4.2	Geological and Management Services Agreement between Hunter Dickinson Inc. and the Company dated June 1, 2008 and amended July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.
11.1	Code of Ethics	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
99.1	Audit Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Principal Accounting Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Principal Accounting Officer
99.1	Consolidated balance sheets as at July 31, 2011 and 2010; consolidated statements of operations and shareholders' equity, and cash flows for each of the years in the three year period ended July 31, 2011, together with the Report of Independent Registered Public Accounting Firm thereon;

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Rene G Carrier

RENE G CARRIER
Director and President

Dated: October 6, 2011