Form 20-F
period 2012-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2012-11-30
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2012 OR

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

Xenia Kritsos, Corporate Secretary
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
22,032,793 common shares as of July 31, 2012

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

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non Accelerated Filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ x ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [    ]  Item 18  [    ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes [   ]  No [ x ]

T A B L E O F C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to "we", the "Company" or "Quartz Mountain" refer to Quartz Mountain Resources Ltd. and its consolidated subsidiary.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of November 22, 2012, and all information included in this document should only be considered correct as of such date.

Certain terms used herein are defined as follows:

ICP

Inductively coupled plasma (ICP) mass spectrometry is a type of mass spectrometry which is capable of detecting metals and several non-metals at concentrations as low as one part in 1012 (part per trillion).

ICP-AES

Inductively coupled plasma atomic emission spectroscopy is an analytical technique used for the detection of trace metals. It is a type of emission spectroscopy that uses the inductively coupled plasma to produce excited atoms and ions that emit electromagnetic radiation at wavelengths characteristic of a particular element. The intensity of this emission is indicative of the concentration of the element within the sample.

Induced Polarization (IP) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has a high content of quartz.

Epithermal Deposit	Gold, gold-silver or silver, some with important base metal minerals, occurring in veins, fractures and breccias or as disseminations; range from narrow vein to large low grade disseminated deposits.

Mineral Reserve

Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations (under the United States Securities Exchange Act of 1934, as amended) defines a 'reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

As a reporting issuer under the Securities Acts of British Columbia and Alberta, the Company is subject to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Securities and Exchange Commission Industry Guide 7, as interpreted by Securities and Exchange Commission Staff, applies standards that are different from those prescribed by National Instrument 43-101 in order to classify mineralization as a reserve. Under the standards of the Securities and Exchange Commission, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under Securities and Exchange Commission Industry Guide 7. Accordingly, mineral reserve estimates established in accordance with National Instrument 43-101 may not qualify as "reserves" under SEC standards. The Company does not currently have any mineral deposits that have been classified as reserves.

Mineral Resource

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. It cannot be assumed that all or any part of Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be upgraded to a higher category. It also cannot be assumed that any part of any reported Measured Mineral Resources, Indicated Mineral resources, or Inferred Mineral Resources is economically or legally mineable. Further, in accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other economic studies.

(1) Inferred Mineral Resource. An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission does not define or recognize resources. In addition, disclosure of resources using "contained ounces" is permitted under Canadian regulations; however, the Securities and Exchange Commission only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures. As used in this Form 20-F, "resources" are as defined in National Instrument 43-101.

For the above reasons, information in the Company's publicly-available documents containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Mineral Symbols

As – arsenic; Au – gold; Ag – silver; Cu – copper; Fe – iron; Hg – mercury; Mo – molybdenum; Na – sodium; Ni – nickel; O – oxygen; Pd - palladium; Pt – platinum; Pb – lead; S – sulphur; Sb – antimony; Zn – zinc.

Net Smelter Return (NSR)	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet- hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
Sulphide	A compound of sulphur with another element, typically a metallic element or compound.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

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

  changes in general economic and business conditions, including commodity prices, costs associated with mineral exploration and development, changes in interest rates and the availability of financing on reasonable terms;

  natural phenomena, including geological and meteorological phenomena;

  actions by government authorities, including changes in government regulation and permitting requirements;

  uncertainties associated with legal proceedings;

  future decisions by management in response to changing conditions;

  the Company's ability to execute prospective business plans; and

  misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to Quartz Mountain or persons acting on the Company's behalf. The Company assumes no obligation to update the Company's forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.	ADVISERS

Not applicable.

C.	AUDITORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2012 and July 31, 2011, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”). The Company’s consolidated financial statements have been prepared in accordance with IFRS-IASB for the first time for the fiscal year ended July 31, 2012, together with comparative consolidated financial statements for the prior fiscal year also in accordance with IFRS-IASB. Pursuant to SEC Release 33-8567 this information is presented solely for these two years, and information based on US GAAP is not provided. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with these consolidated financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Results for the period ended July 31, 2012 are not necessarily indicative of results for future periods.

The selected financial data of the Company for the fiscal years 2012 and 2011 was derived from the consolidated financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

The auditors conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

	For the year ended July 31, 2012	For the year ended July 31, 2011
Sales Revenue	$ –	$ –
Loss from Operations	$ 3,587,805	$ 174,867
Loss and Comprehensive Loss	$ 3,587,805	$ 183,483

Basic and Diluted Loss per Common Share	$ 0.20	$ 0.01
Dividends Per Share	–	–
Working Capital	$ 911,035	$ 57,066
Total Assets	$ 2,821,289	$ 99,230
Shareholder’s Equity	$ 989,036	$ 57,067
Shares Outstanding	22,032,793	13,399,422

Currency and Exchange Rates

On November 22, 2012 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $0.9974. Exchange rates published by the Bank of Canada are, available on its website www.bankofcanada.ca, nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars.

	For year ended July 31 (Canadian Dollar per U.S. Dollar)
	2012	2011	2010	2009	2008
End of Period	$0.9986	$0.9538	$1.0290	$1.0790	$1.0257
Average for the Period(1)	$0.9935	$0.9941	$1.0486	$1.1758	$1.0070
High for the Period	$1.0583	$1.0642	$1.1079	$1.3000	$1.0755
Low for the Period	$0.9430	$0.9449	$0.9961	$1.0253	$0.9170

(1) The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
Month	High	Low
July 2012	$0.9986	$0.9790
June 2012	$0.9825	$0.9599
May 2012	$1.0164	$0.9663
April 2012	$1.0197	$0.9961
March 2012	$1.0153	$0.9985

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Due to the nature of the Company's business and the present stage of exploration and development of its projects in British Columbia, an investment in the securities of Quartz Mountain is highly speculative and subject to a number of risks. Briefly, these include the highly speculative nature of the resources industry, characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this Annual Report.

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company currently a limited number of mineral properties and there can be no assurance that the Company will, if needed, be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its current properties and any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as its current properties, or any other properties the Company may acquire commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company’s current properties and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it will retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development of the Buck, Galaxie, Karma and ZNT Projects.

Additional Funding Requirements

Further development of the Company's properties will require additional capital. The Company currently does not have sufficient funds to fully develop the properties it holds. In addition, a positive production decision at these properties or any other development projects acquired in the future would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain funding through debt or equity financings, the joint venturing of projects, or other means. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company issues treasury shares to finance its operations or expansion plans, control of the Company may change and shareholders may suffer dilution of their investment. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business. In addition, a positive production decision at any of the Company’s current projects or any other development projects acquired in the future would require significant resources/funding for project engineering and construction. Accordingly, the continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Going concern assumption

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

Infrastructure Risk

The operations of the Company are carried out in geographical areas which may lack adequate infrastructure and are subject to various other risk factors. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Changes in Local Legislation or Regulation

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the Company's operations are and will be subject to environmental laws and regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company’s projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations applicable to the Company’s operations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of the Company's properties. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Lack of Revenue and a History of Operating Losses

The Company does not have any operational history or earnings and the Company has incurred net losses and negative cash flow from its operations since its incorporation. Although the management of the Company hopes to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company. Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.

Risks Related to Flow-Through Shares

Financing of the Company may involve the issuance of flow-through common shares under the Income Tax Act (Canada). There is no guarantee that there will not be any differences of opinion between the Canadian federal and British Columbia provincial tax authorities with respect to the tax treatment of flow-through common shares issued under a financing, if any, and the activities contemplated by the Company's exploration and development programs.

If the Company does not expend an amount equal to the gross proceeds from the sale of flow-through common shares so as to incur sufficient qualifying expenditures within the relevant timeframe, subscribers in the flow-through financing may be reassessed. The Company shall be obligated to indemnify any subscribers of flow-through common shares for tax payable pursuant to any such reassessment pursuant to the terms and conditions set out in the subscription agreements that the Company will enter into with each subscriber in a flow-through financing. There can be no assurances that the Company will have sufficient funds to satisfy such obligations.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operation and its business.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Land Claims

In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title. All of the mineral claims in the Company’s projects are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or, title or undefined rights under historic treaties. Nevertheless, potential overlaps between the Company’s properties and existing or asserted aboriginal interests, rights, claims or, title, or undefined rights under historic treaties, may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims or, title or undefined rights under historic treaties.

Property Title

The acquisition of title to resource properties is a very detailed and time-consuming process. Title to, and the area of, resource claims may be disputed. Although the Company believes it has taken reasonable measures to ensure that title to the mineral claims comprising part of its projects are held as described, there is no guarantee that title to any of those claims will not be challenged or impaired. There may be valid challenges to the title of any of the mineral claims comprising the Company’s projects that, if successful, could impair development or operations or both.

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

Likely PFIC status has consequences for United States investors

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

Penny stock classification could affect the marketability of the Company's common stock and shareholders could find it difficult to sell their stock

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

The Company was relisted on the TSX Venture Exchange on December 30, 2011.

Currently, the Company's common shares trade on the TSX Venture Exchange under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Grey Market under the symbol QZMRF.

Offices

The Company's business office is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1; telephone (604) 684-6365. The Company's registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7; telephone (604) 689-9111.

B.	Business Overview

The Company's Business Strategy and Principal Activities

Quartz Mountain is in the business of exploring and developing mineral properties. The Company’s activities are primarily focused in British Columbia, Canada, where it has assembled a portfolio of projects through option or purchase agreements and ground staking. Exploration activities on the properties are primarily focused on ascertaining whether the properties host commercially viable mineral deposits.

In the first three years of its existence, the Company was active in the exploration of small gold and silver prospects in Canada, but none of these prospects warranted further exploration or development. In 1986, the Company acquired the Quartz Mountain gold property, located in south central Oregon, and until January 2002 most of the Company's efforts were expended on the exploration and maintenance of these claims. The Company's interests in the Quartz Mountain gold property, and in its other properties, were acquired by direct purchase, lease and option, or through joint ventures.

The Company sold the Quartz Mountain gold property during the fiscal year ended July 31, 2002, to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively "Seabridge"). Seabridge subsequently changed its name to Seabridge Gold Inc. At closing, Quartz Mountain received 300,000 Seabridge common shares, 200,000 Seabridge common share purchase warrants, US$100,000 and a 1% NSR from any future production on the Quartz Mountain gold property. The Seabridge warrants were exercised and all Seabridge common shares held by the Company have been sold. The Company's interest in the Quartz Mountain gold property is limited to the 1% NSR royalty. The Company does not expect to generate any royalty revenue from the Quartz Mountain gold property for several years, and it is not known at this time when any mining will commence, if at all, on that property.

Following the sale of the Quartz Mountain gold property, the Company continued in its efforts to find a suitable mineral property for potential acquisition and exploration during the period of 2002 to 2011.

In December 2011, the Company acquired an option to earn a 100% interest in the Buck gold-silver property near the town of Houston in central British Columbia (the “Buck Project”). Concurrently with the Buck Project acquisition, the Company completed a $4.2 million private placement financing and began trading on the TSX Venture Exchange.

In August 2012, the Company acquired 100% of the Galaxie copper-gold property in northwestern British Columbia (the “Galaxie Project”).

The Company also staked the Karma Project and the ZNT Project by utilizing British Columbia’s on-line mineral tenure system in 2012. The 100%-owned Karma and ZNT properties are both located in central British Columbia. The Karma Project is 41 kilometres south of Houston, British Columbia. The ZNT Project is located 15 kilometres southeast of the town of Smithers, British Columbia.

In November 2012, Quartz Mountain entered into an option and joint venture agreement with Amarc Resources Ltd. (“Amarc”) pursuant to which Amarc can earn a 40% ownership interest, with an option to acquire an additional 10% ownership interest, in the Galaxie and ZNT Projects.

The Company does not have any operating revenue and anticipates that it will rely on sales of its equity securities in order to finance its acquisition and exploration activities.

British Columbia Mineral Tenure

On January 12, 2005, the Province of British Columbia adopted an on-line mineral tenure system that includes mineral tenure acquisition and tenure maintenance procedures, as well as a method of converting previous format claims (legacy claims) to new format claims (cell claims). All of the Company's mineral tenures have been converted to cell claims resulting in new tenure numbers and marginally larger claim boundaries. The mineral claims are maintained through the completion of exploration activities referred to as "Assessment Work". The financial requirements related to these exploration works defined by the Provincial Government. Currently the cost to stake a mineral claim is $1.75 per hectare and the cost of maintaining a claim is $5.00 per hectare per year during the first two years following location of the mineral claim, $10.00 per hectare per year in the third and fourth years, $15.00 per hectare in the fifth and sixth years, and $20.00 per hectare in the seventh and all succeeding years. If the assessment work is not completed the mineral claims may be maintained by a cash payment, but if this payment is not made before the forfeiture date, the tenure is relinquished.

Another type of mineral tenure exists, called crown-granted mineral claims, on which the perimeter has been physically surveyed. Crown-granted mineral claims are maintained by paying taxes on an annual basis. Unlike mineral claims, the taxes can be paid late with penalties and interest. If the taxes remain unpaid after a specified period of time, the claims will revert to the Crown and will be subsequently made available for acquisition by normal procedures.

Environmental Matters

Environmental matters related to mineral exploration companies in British Columbia are administered by the Ministry of Energy, Mines and Petroleum Resources. The Company files notice of its work programs with the Ministry, and a reclamation security is determined that will set aside sufficient monies to reclaim the exploration sites to their pre-exploration land use. Typically, no reclamation security is required for non-mechanized exploration activities such as surface geological, geochemical and geophysical surveys. However, a reclamation security is generally required for mechanized activities such as machine work and drilling. The required level of reclamation usually involves leaving the sites in a geotechnically stable condition, and grooming the sites to both prevent forest fire hazards and to ensure that natural regeneration of indigenous plant species can progress within a reasonable period of time.

Mineral Properties and Exploration Activities and Plans

The location of Quartz Mountain’s Galaxie, Buck, ZNT and Karma projects is shown on the map below.

Galaxie Project, Northwestern British Columbia

Agreements

Sale Agreement with Finsbury Exploration Ltd.

In August 2012, Quartz Mountain completed the acquisition of a 100% interest in the Galaxie Project from Finsbury Exploration Ltd (“Finsbury”), a Non-Arm’s Length Party, through a sale agreement (the “Sale Agreement”) dated July 27, 2012. The Galaxie Project-area, acquired from Finsbury, included an area of 1,488 square kilometres, comprised of three mineral claims totalling 1,294.3 hectares (the “Gnat Pass Property”) and the surrounding mineral claims staked by Finsbury to that time. Some of the originally purchased claims were allowed to expire and new adjacent claims were staked by Quartz Mountain, with the result that the Galaxie Property currently covers an area of 1,324 square kilometres. Pursuant to the terms of the Sale Agreement, Quartz Mountain issued 2,038,111 shares to Finsbury and assumed the rights and obligations of Finsbury under a mineral property purchase agreement (the “Bearclaw Agreement”) on the Gnat Pass Property between Finsbury and Bearclaw Capital Corp. (“Bearclaw”). Quartz Mountain also assumed the rights and obligations under an NSR Royalty Agreement between Finsbury and Bearclaw.

The remaining payment obligations to Bearclaw for the Gnat Pass Property under the Bearclaw Agreement to be assumed by Quartz Mountain consisted of:

1.	a payment, on or before August 20, 2012, to Bearclaw of $50,000 in cash (paid);

2.	the issuance, on or before August 20, 2012, to Bearclaw of a convertible debenture note in the amount of $650,000 at a rate of 8% per annum and with a maturity date of October 31, 2013 (issued); and

3.	the issuance, following the closing date of the transactions contemplated in the Sale Agreement, to Bearclaw of 1,000,000 shares in the capital of Quartz Mountain (issued).

Acquisition of Hotai Claims

Quartz Mountain acquired a 100% interest in nine mineral claims (the Hot and Hot Doughnut mineral claims, collectively called the “Hotai Claims”, formerly referred to as the Hotailuh Slope Mineral Claims) totalling 3,846 hectares, that are adjacent to, and now form a part of, the Galaxie Project from Crucible Resources Ltd. and Michael Rowley (together, the “Hotai Vendors”) through a mineral property sale and purchase agreement (the “Hotai Agreement”) dated as of July 27, 2012.

Pursuant to the terms of the Hotai Agreement, the consideration payable by Quartz Mountain to the Hotai Vendors in aggregate consists of:

1.

on the closing date, $5,000 payable in cash and $5,000 payable by the issuance of shares in the capital of Quartz Mountain (paid) and the issuance of a 2% NSR royalty which is capped at $5,000,000 (issued);

2.	on August 23, 2013, $10,000 payable in cash and $10,000 payable by the issuance of shares in the capital of Quartz Mountain; and

3.	on August 23, 2014 and August 23, 2015 $20,000 payable in cash and $20,000 payable by the issuance of shares in the capital of Quartz Mountain.

Quartz Mountain is required to incur expenditures on the Hotai Claims of at least $1,000,000 during the period ending on August 23, 2015.

Quartz Mountain and Amarc Joint Venture on Galaxie and ZNT

Quartz Mountain and Amarc Resources Ltd. (“Amarc”) entered into a binding letter agreement (“Letter Agreement”) dated November 1, 2012, pursuant to which Quartz Mountain will grant to Amarc an initial 40% ownership interest in the Galaxie and ZNT Projects, upon Amarc making a cash payment of $1 million to Quartz and funding $1 million in exploration expenditures to be incurred by Quartz Mountain relating to the Galaxie Project on or before December 31, 2012. Quartz Mountain will also grant to Amarc an option to acquire an additional 10% ownership interest in the Galaxie and ZNT Projects, by funding an additional $1 million in exploration expenditures in relation to the Projects, on or before September 30, 2013.

The transactions contemplated by the Letter Agreement are subject to regulatory approval and it is contemplated that the parties will enter into definitive agreements governing in greater detail the transactions contemplated by the Letter Agreement. Quartz Mountain and Amarc have certain directors in common and are accordingly considered by the TSX Venture Exchange to be Non-Arm’s Length Parties.

Location, Access and Local Resources

The Galaxie Project is located 24 km south of the community of Dease Lake in northwestern British Columbia. It is accessed by the paved, two-lane Stewart-Cassiar Highway (#37) which crosses the central part of the property. A four-wheel drive road leads easterly from the highway for a distance of about 1.5 km to a network of drill roads at the Gnat deposit, a porphyry copper occurrence that is located on the property. The rest of the property is most easily accessed by helicopter.

Dease Lake (population 600) offers an array of services, including motel accommodations, food, fuel, a variety of small equipment operators, post office, health clinic, bank agent and government services. Mining and exploration make up the most substantial industry, and a small experienced workforce is available for contract hire. The Dease Lake airport has regularly scheduled flights to Terrace or Smithers in the summer, with connecting flights to Vancouver. Pacific Western Helicopters has a year-round base at the Dease Lake. Dease Lake is powered by an off-grid source of distributed power generation, with diesel backup. A transmission line from the grid is planned for development along Highway 37.

Elevations on the property vary from about 1,200 m above sea level (“ASL”) in the valley bottom to about 1,300 and 1,600 m ASL to the west and east, respectively. The Gnat deposit itself occupies a low hill, the top of which is at an elevation of about 1,340 m ASL. In the area of the surrounding claims, the topography is more varied and the elevation range much greater.

The climate is typified by relatively short, moderately warm summers and longer, cold winters. Work programs are best completed between the five months from June to October.

Property Description

The Galaxie Project is comprised of claims acquired through the sale agreement described above and also some additional claims staked by Quartz Mountain. Some of the originally purchased claims were allowed to expire and new adjacent claims were staked by Quartz Mountain. Names and expiry dates for the claims that currently comprise the 1,324 square kilometre project-area are summarized below:

Property	Claim Name	Expiry date
Gnat Pass	Tenure # 512878 (no name)	July 26, 2016
	Gnat North	July 28, 2015
Gnat 3
Galaxie Claims	Stu 1-060, 062-064, 066-097, 136-162, 168, 171-175, 178-182, 186-190
Stu 223-260, 262-288 289 (tenure 880610), Stu 289 (tenure 880909), Stu 290-317
Stu 319 (tenure 940641), Stu 319 (tenure 940649), Stu 320-322, Stu 324-341, Stu 370
	Stu 342-369, Stu 371	Jan 10, 2013
	Stu 373, Stu 37(942614), Stu 374 (983876), Stu 375-376	May 31, 2013
	Stu 377	Jul 23, 2013
	Stu 378-380	Jul 27, 2013
	Stu 381	Jul 29, 2013
	Stu 382	Jul 30, 2013
	Stu 383-385	Jul 31, 2013
	Stu 386	Aug 5, 2013
	Stu 387	Aug 6, 2013
	Stu 388	Aug 13, 2013
	Stu 389-390	Oct 25, 2013
	Stu 391	Oct 26, 2013
	Hot 1-4, Hot 5 – Doughnut, Hot 6-9	Jul 28, 2015
	Hot 10-34 (1014099), Hot 34 (1014104)	Oct 29, 2013

For the first two years after a claim’s registration, the work cost to maintain the claim is $5.00 per hectare. After the second year, the work cost doubles to $10.00 per hectare for the third and fourth years, $15 for the fifth and sixth years, and $20 for subsequent years. The present work and filing costs to advance (by one year) the expiry dates of all 341 Galaxie Project claims, including the three Gnat Pass Property claims, from their current expiry date listed in the table above is approximately $1,143,561.

Geology and Mineralization

The Galaxie Project is underlain mainly by volcanic, intrusive and lesser sedimentary rocks of the Middle Triassic to Lower Jurassic Stikine Terrane, which elsewhere in northern British Columbia is known to host the large Red Chris, Schaft Creek, Galore and Kerr-Sulphurets-Mitchell-Snowfield porphyry deposits.

Upper Triassic Stuhini Group volcanic rocks and a quartz feldspar porphyry (QFP) dike complex host the Gnat Pass copper deposit. Two distinctive types of mineralization are present. One is characterized by chalcopyrite (copper iron sulphide)-magnetite-hematite (iron oxides) with minor bornite (copper sulphide) as veinlets, fracture-fillings and lesser disseminations in volcanic rocks. Local (but rare) replacement of volcanic rocks has produced small, higher grade lenses in which copper grades commonly exceed 1%, and rare flecks of molybdenite (molybdenum sulphide) and locally abundant specular hematite are associated. A second type of mineralization is characterized by chalcopyrite-tourmaline-carbonate breccia zones which occur proximal to or within irregular, eastward-dipping feldspar porphyry and QFP intrusions. Chalcopyrite mainly occurs as fine disseminations in the matrix of the breccia. Anomalous gold values (>100 parts per billion, (“ppb”)) is commonly associated with silicification, tourmaline veining and chalcopyrite. About 65% of gold values greater than 100 ppb are accompanied by concentrations of greater than 1% Cu.

The Gnat deposit is located nearby the northern contact of the Late Triassic to Middle Jurassic, multiphase Hotailuh Batholith-Three Sisters Pluton intrusive complex, which occupies most of the remainder of the Galaxie project-area and hosts a number of base and/or precious metals prospects and showings some of which are on internal claims held by competitors.

Exploration and Development

Historical work is summarized in the table below.

Year	Type of Work
1964	rock sampling; mapping; 69.3 line-km ground magnetometer, 15.2 line-km of electromagnetic surveys; 12 trenches
1965-67

topographical, geological, geochemical and geophysical surveys. 4 trenches; 10 holes (1,402.1 m) of AQ diamond drilling. 1966-67 work at Moss prospect 3,296 soil samples; 99.2 line-km of ground magnetic surveying.

1966	14 holes (2,712.8 m) of AQ diamond drilling; geological, geochemical and magnetometer surveys.
1967	41 holes (6,716.7 m) of AQ diamond drilling; induced polarization and magnetic surveys.
1968	37 holes (6,622.6 m) of AQ diamond drilling. Aggregate drilling 1965-68, mostly at Gnat deposit - 17,454.2 m, 102 holes.
1969-71	Moss prospect area, reportedly a few thousand feet of trenching and 47 percussion holes
1960s- 70s	unpublished reports state work done in late 1960s, in the 1970’s re-sampled selected sections of core.
1971	145 line-km of airborne magnetics, extending from the Gnat deposit northwesterly to beyond the Moss prospect area.
1989	11 rock samples and completed 11 line-km of VLF-ground magnetic surveys.
1989	8 holes (935.7 m) diamond drilling; 7 holes in the Gnat deposit; 1 in the Creek Zone. Two trenches were also excavated.
1990	adjacent claims east of the Gnat deposit, 1 rock, 4 silt (2 regular and 2 bulk) and 82 soil samples.
1993	56 soil and 42 rock samples in the Gnat deposit, and between Gnat deposit and Creek Zone.
1996	Expanded 1993 soil survey by 577 samples; re-logged 19 drill holes; systematic re-sampling of core in 46 holes (1,251 samples) to assess the gold content in the 1965-68 drill holes.
2005	34 line-km of induced polarization and ground magnetometer surveys in/between the Gnat deposit and Creek Zone.
2011	first-pass reconnaissance prospecting and geochemical silt, soil and rock sampling program within 20 areas across the Project, outside of the Gnat Pass Property

Historical drilling in the Gnat deposit-area resulted in a historical estimate of the mineral resources in 1972. It also showed that the copper mineralization remains open to the east and at depth in the eastern and central parts of the drill area (see cross section below). Deeper drill testing of the deposit may show that zones of mineralization within the deposit coalesce at depth, increasing the potential to expand the deposit and establish significant resources.

Gnat Deposit Generalized Cross Section, Looking North

Work by Quartz Mountain

In 2012, Quartz Mountain’s technical team carried out a geological assessment of the Gnat deposit, involving compiling and interpreting historical data that confirmed that copper mineralization in the deposit remains open to expansion, including to depth. This exercise was followed by a field program of re-logging core, soil sampling (115 samples) and an Induced Polarization (“IP”) survey which have refined targets for drilling.

In addition to the Gnat deposit and other copper and/or molybdenum occurrences discovered historically at Galaxie, at least five target areas were identified by prospecting surveys carried out across the property in 2011.

In 2012, Quartz Mountain followed up on these targets as well as carrying out initial surveys on the Hot Claims. This work included geological mapping, silt and rock sampling, and soil sampling on reconnaissance and detailed grids (totaling over 6000 samples) and 330 line-kilometre of IP geophysical surveys. Results are pending.

Sample Preparation, Analyses and Security

Silt samples are comprised of fines material taken from the active part of streams. Sample protocols for soil samples were similar to those for silt samples. For soil samples, “B” horizon material was collected at most sites,; in disturbed areas, the top of the “C” horizon was the preferred sample medium with surface material or buried organic materials avoided as well as larger rock fragments, with an average sample size of about 500 grams. For both soils and silts, sample material was placed into a standard kraft sample bag and the location was marked by a survey ribbon. Rock samples were collected as a composite or select grabs of variably mineralized, altered and/or iron-stained rock chip material. About 2-3 kilograms of sample material was placed into a plastic bag, identified by an assay ticket and secured with a nylon cable tie.

Field notes were recorded for each sample including sampler name; property name; target area and grid number; date and time; sample site coordinates (UTM, NAD 83 - Zone 9); sample number and sample description. For rock samples, the size of the occurrence, its orientation (strike and dip if measurable), host rock, sulphides present and their amounts in percent, and any other data that would aid in later interpretation after receipt of analytical results were also recorded. All field notes were later compiled into a digital file.

Silt and soil samples were hung to dry, then packed in a secure container and shipped to the Acme Analytical Laboratories Ltd. (“Acme”) preparation facility in Smithers, B.C where they were dried at 60° Celsius and sieved to -80 mesh (0.18 mm or 180µm), then shipped to Acme’s laboratory in Vancouver where they were analyzed for gold and multi-elements by ICP methods.

Rock samples were packed in a secure container and also shipped to Acme’s preparation lab in Smithers, B.C. Entire rock samples were crushed to 80% passing 10 mesh, from which a 250 gram split was pulverized to 85% passing 200 mesh, and the “assay pulps” were shipped to Acme’s laboratory in Vancouver where 15 gram splits were analyzed for gold and multi-elements by acid digestion ICP methods. A few of the rock samples for the Buck Project (see below) were analysed by 30 gram fire assay fusion for gold with ICP-AES.

For the early stage programs carried out in 2012, quality control/quality assurance (“QA/QC”) samples were done at the laboratory. QAQC samples were inserted as flows: 1 blank for every 30 regular samples, 1 standard for every 30 regular samples and 1 duplicate for every 20 regular samples.

Acme is ISO 9001:2005 certified for the provision of assays and geochemical analysis and is also ISO/IEC 17025:2005 certified for gold by Fire Assay.

Planned Program

Quartz Mountain plans to initiate follow up programs, which began with focused drilling at the Gnat deposit in late 2012.

Buck Project, Central British Columbia

Agreements

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck Project.

(i)	Pursuant to the Option, the Company must make certain scheduled payments to the underlying owners of the Buck Project (the "Optionors") as follows:

Payable on or before	Cash payment	Number of common shares issuable	Status as of the date of this Annual Report
December 30, 2011	$20,000	100,000	paid and issued
June 28, 2012	$25,000	150,000	paid and issued
June 28, 2013	$30,000	200,000
June 28, 2014	$30,000	200,000

(ii)

Prior to the acquisition of the Option by the Company, a private party (the "Vendor") held the Option. In December 2011, the Company paid $100,000 in cash and issued 1,200,000 common shares to the Vendor to acquire the Option from the Vendor. The common shares issued were valued at the fair value on the date of issue ($0.50 per common share) and were expensed along with the cash consideration paid. The Company agreed to issue up to 6,000,000 additional common shares to the Vendor upon the achievement of certain milestones.

Payable upon	Cash payment	Number of common shares issuable	Status as of the date of this Annual Report
December 30, 2011	$100,000	1,200,000	paid and issued
Completion of a National Instrument 43-101 compliant resource estimate on the Buck Project	–	1,200,000
Completion of a "preliminary assessment" or a "pre-feasibility study" (as those terms are used in National Instrument 43-101) on the Buck Project	–	2,400,000
Completion of a "feasibility study" (as that term is used in National Instrument 43-101) on the Buck Project	–	2,400,000

Under the terms of the Option, the Optionors retain a 3% net smelter returns royalty. The royalty percentage will decrease by 1% when aggregate royalty payments equal or exceed $10 million. The Company has the right at any time to reduce the royalty by 1% by paying $500,000 to the Optionors.

Location, Access and Local Resources

The Buck Project is located in central British Columbia near the town of Houston. Access to the western central and eastern parts of the property is via local resource roads. Other parts of the Buck Project are accessible by helicopter, which can be chartered from local bases in Houston and the town of Smithers, located some 50 kilometres to the northwest.

The topography of the Buck Project is generally subdued, ranging from about 900 metres above sea level along the Buck Creek and Morice River valleys to over 1,500 metres above sea level in the eastern part of the property.

The area is serviced by Highway 16, the main arterial highway from Prince George, and by Canadian National rail. The nearest airport is located at Smithers, where daily scheduled air services provide direct access to Vancouver. The region is host to several present and past producing mines and skilled labour is readily available in the region, both for mining and mineral exploration. A natural gas pipeline and high voltage electricity transmission lines occur immediately to the north of the Buck Project.

Property Description

The Buck Project consists of 200 contiguous mineral claims, totalling approximately 83,600 hectares. The list of claims detailing expiry dates are shown in Table 1.

Claim Name	Expiry date
New Buck, Bob Creek 2, Gotcha, Gotcha 2	Aug 01, 2013
Bob Creek 5,6,7,8, 10, 12-47	Aug 01, 2013
Buck 1-88, TUTH 01-17, ITUTH 01-17, ITUTN 18 (985625), ITUTH 18 (986006), ITUTH 19-22	Aug 01, 2013
Buck 89 (tenure 935598), Buck 89 (tenure 935699), Buck 90 (tenure 935629)
Buck 90 (tenure 935701), Buck 91 (tenure 935698), Buck 92 (tenure 935695),
Buck 94 (tenure 935691), Buck 95 (tenure 935597), Buck 96 (tenure 935694),
Buck 97 (tenure 935690), Buck 98 (tenure 935609)	June 22, 2013
IRK	Mar 06, 2013
Buck 91 (tenure 985622), Buck 92 (tenure 985623), Buck 93 (tenure 985624),
Buck 94 (tenure 985625), Buck 95 (tenure 985626), Buck 96 (tenure 985627),
Buck 97 (tenure 985642), Buck 98 (tenure 985643), Buck 99-102	May 10, 2013
Buck 103	May 12, 2013

For the first two years after a claim’s registration, the work cost to maintain the claim is $5.00 per hectare. After the second year, the work cost doubles to $10.00 per hectare for the third and fourth years, $15 for the fifth and sixth years, and $20 for subsequent years. The present work and filing costs to advance (by one year) the expiry dates of all 200 Buck claims totals approximately $418,052.

Geological Setting

Lying within the Stikine Terrane of central British Columbia, the regional geology is characterized by volcanic assemblages of the Upper Triassic Takla Group and the Lower to Middle Jurassic Hazelton Group and overlain by sedimentary assemblages of the Bowser Lake, Skeena and Sustut groups. Late Jurassic, Cretaceous and Tertiary age belts of rocks formed as a result of both arc volcanism (e.g. Ootsa Lake and Kasalka groups) and later crustal extension (e.g. Endako, Kamloops, Buck Creek and Chilcotin groups), overlie older Mesozoic rocks. In other areas of the Stikine Terrane, the intrusive rocks associated with Cretaceous and Tertiary volcanic assemblages are known to host significant copper and molybdenum deposits (e.g. Granisle, Endako and Huckleberry porphyry deposits) and epithermal precious metal deposits, such as Blackwater-Davidson, Chu and Sam Goosly (Equity Silver), are probably also associated with Late Cretaceous and Tertiary intrusive events.

The Buck Project is underlain by andesitic and dacitic volcaniclastic units of the Lower Jurassic Telkwa Formation of the Hazelton Group, dominantly dacitic units, of the Upper Cretaceous Tip Top Hill Formation and Eocene basaltic andesite and andesite of the Buck Creek Formation. Intruding this assemblage are mafic to felsic stocks that possibly are part of the Upper Cretaceous Bulkley intrusive suite and intermediate to felsic dykes that are considered to belong to the Duck Lake intrusive suite.

Deformation is present in all of the rock assemblages of the Stikine Terrane. In the region of the Buck Project, faults are dominantly northwest-striking and in many cases have resulted in the formation of down-faulted blocks in which younger rocks such as the Tip Top Hill and Goosly Lake formations are preserved.

Mineralization

Drilling, trenching and geological mapping by previous operators in the Bob Creek area, now called the Canyon Zone, has shown that mineralization is of epithermal character, similar in age and to the reported signature of other BC mid Cretaceous mineral occurrences. Three zones of mineralization are contained within an alteration zone of that extends at least 700 metres in an east-west direction and at least 600 metres in a north-south direction.

Mineralization is most commonly hosted by narrow quartz veins and veinlets and includes iron-rich sphalerite (zinc sulphide), galena (lead sulphide) and iron sulphides (pyrite, marcasite and arsenopyrite). No metallurgical studies have been undertaken and, thus, the habit of occurrence of gold and silver are not known. Although it is likely that some silver is contained within galena, there is a stronger relationship between silver and zinc than between silver and lead.

Exploration and Development

Historical Work

The Buck Project area first became of interest to prospectors in 1905 when alluvial gold was discovered in Bob Creek near its confluence with Buck Creek. The following information is a summary of historical work on the property:

  The first mineral claims covering bedrock were staked in 1914. In 1936 about 85 tons of mineralized rock was extracted from a 10 metres long adit in the Bob Creek gorge. Twelve tons of gravity concentrate from the mined material assayed 0.1 oz/ton gold, 1.0 oz/ton silver and 1.1% zinc.

  Between 1945 and 1968, 18 holes were drilled in the Bob Creek gorge area. Most of these holes intersected anomalous gold and silver mineralization along with elevated zinc concentrations within quartz feldspar porphyry rocks.

  An electromagnetic (“EM”) survey of the Bob Creek area was carried out in 1978. Drilling to test the resultant EM anomalies indicated the presence of anomalous gold and silver to the west of earlier drilling in the Bob Creek gorge area.

  A pole-dipole induced polarization (“IP”) survey was carried out c1982 that defined a geophysically anomalous zone (a pronounced chargeability response over an area of about 400 metres x 600 metres in size). A soil geochemical program in the vicinity of Bob Creek and also to the west, across Buck Creek. Significant precious metal anomalies in soils were defined to the south of Bob Creek.

  In the period from 1983 to 1985, 40 diamond drill holes were completed south of Bob Creek and, with the aid of trenching, outlined three zones of anomalous silver-gold-zinc mineralization within an alteration zone in felsic dykes and the volcanic rocks adjacent to the dykes.

  16 diamond drill holes were completed during the period from 1988 to 1989, although holes 13, 14 and 15 are not recorded. This drilling demonstrated the altered and mineralized rock extends to the east under the post mineralization Buck Creek Formation that covers the eastern part of the property.

Significant Intersections from HistoricalDrilling
Hole No	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Zn%
83-9	42.00	54.00	12.00	0.15	8.30	1.05
84-11	124.00	133.00	9.00	1.67	5.50	0.17
84-13	22.00	40.75	18.75	3.38	32.50	>0.82
84-17	92.00	105.00	13.00	<0.1	9.40	>0.46
84-18	11.00	17.00	6.00	0.56	12.40	0.23
85-19	9.85	60.15	50.30	0.80	11.68	Not analysed
85-20	18.00	30.00	12.00	1.05	20.41	Not analysed
85-23	24.00	30.00	6.00	1.70	40.50	Not analysed
85-24	33.00	45.00	12.00	0.22	17.20	Not analysed
85-25	6.10	78.00	71.90	0.40	8.90	Not analysed
85-26	48.00	60.00	12.00	0.30	8.35	Not analysed
85-28	3.50	24.00	20.50	0.81	11.61	Not analysed
85-29	9.10	45.00	35.90	0.20	9.30	Not analysed
88-1	24.00	47.00	23.00	0.58	12.65	0.79
89-6	94.00	104.50	10.50	0.61	10.40	0.17
89-7	115.00	124.00	9.00	<0.1	6.00	0.28
89-11	144.50	177.50	33.00	0.40	4.20	0.23

  Five holes, totalling 1,206 metres, were drilled in 1990 to the north of Bob Creek and intersected moderately to highly altered volcanic and intrusive rocks which, in places contained anomalous precious metals over narrow intervals, for example, 52 g/t Ag and 2.94 g/t Au over 3 metres. While records are incomplete, this work does indicate that the alteration and mineralization extend to the north of where most previous drilling was concentrated.

  IP geophysical surveys were carried to the west of Buck Creek in 2003 and, in 2004, carried out a soil sampling program over the areas underlain by induced polarization anomalies.

  Five holes, one adjacent to Bob Creek and four to the south to test an IP anomaly extension of the 1982 survey were completed in 2004. The northern hole confirmed previous drill results, but work in the south was not sufficiently encouraging to suggest that further work.

The mineralized system at the Canyon Zone is currently defined by geophysics, geochemistry and limited drilling (see figure below), and is open to expansion. Other parts of the property have not been adequately explored.

Work by Quartz Mountain

The Company has completed ground geophysical surveys in late 2011 and followed up with a program of geological mapping, and collection of soil (723), silt (10) and rock chip (41) samples in 2012 to refine targets for drilling. Results are pending.

Sample Preparation, Analyses and Security

Sample preparation, analyses and security are described under the Galaxie Project above.

Planned Program

Once results from the 2012 program have been received and assessed, plans for follow up work will be determined.

Other Projects

Karma Project

The Karma property consists of 109 mineral claims, owned 100% by Quartz Mountain. The property is located 41 kilometres south of Houston, BC and directly south of and contiguous to the Company’s Buck Project.

Claim expiry dates are as follows:

Claim Name	Expiry
BON 038-059, CNKS 060-077, DALE 016- 037, DALE 078, KARMA 001-015	Mar 02, 2013
OOT 001-015	Feb 08, 2013
NIRN 001-007, ARGO 001-009	May 10, 2013

The present work cost to advance (by one year) the expiry dates of all 109 Karma claims totals $196,500.

Regional geology is similar to the adjacent Buck Project. The 468-square kilometre Karma property was staked in 2012 to cover 70-73 million year old Kasalka volcanic units which at are the same age as the rocks that host gold and silver deposits in BC’s Blackwater-Newton gold district.

An airborne magnetic geophysical survey was carried and followed up by ground reconnaissance work, including geological mapping and collection of 766 soil and 41 rock samples (sample preparation, analyses and security are as described under the Galaxie Project above) to establish drill targets. Results are pending.

ZNT Project

The ZNT property consists of 80 mineral claims owned 100% by Quartz Mountain. The property is located in central British Columbia, some 15 kilometres southeast of the town of Smithers, BC.

Claim expiry dates are as follows:

Claim Name	Expiry
ZNT 01-16	Jun 20, 2013
ZNT 17-19	Jun 21, 2013
ZNT 20	Oct 05, 2013
ZNT 21	Oct 24, 2013
ZNT 22-28	Nov 11, 2013
ZNT 29-34	Nov 13, 2013
ZNT 35-71, ZNT 72 (1014656), ZNT 72 (1014686), ZNT 74-80	Nov 20, 2013

The present work cost to advance (by one year) the expiry dates of all 34 ZNT claims totals $75,800.

The 372-square km property was staked by Quartz Mountain in 2012 on the basis of significant zinc and gold values in regional till samples, as well as copper and silver mineral occurrences as reported by Geoscience BC and the provincial government surveys, respectively.

Reconnaissance surveys, including geological mapping, collection of 2,500 soil samples (sample preparation, analyses and security are as described under the Galaxie Project above) and completion of 20 line-kilometres of IP, have been done by Quartz Mountain in 2012 and additional ground work is planned.

C.	Organizational Structure

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada, and conducts most of its business affairs through its Canadian parent entity.

The Company has one inactive wholly-owned subsidiary, Wavecrest Resources Inc., a Delaware corporation.

D.	Property, Plant and Equipment

The Company has no material tangible fixed assets, such as mining equipment or plant facilities.

E.	Currency

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated (see Item 3 for exchange rate information).

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

The Company currently has four active exploration projects. Accordingly, during the fiscal year ended July 31, 2012, the Company's activities primarily involved the acquisition, planning and execution of initial exploration activities of the Buck Project as well administrative activities associated with property investigations of mineral property interests. Subsequent to year end in August 2012, the Company acquired the Galaxie Project and also initiated an exploration program on the Galaxie Project. As Quartz Mountain is an exploration stage company, it does not have any revenues from its operations to offset its expenditures. Accordingly, the Company's ability to continue its exploration activities will be contingent upon receiving additional financing.

The Company's financial statements are prepared on the basis that it will continue as a going concern. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations. Quartz Mountain's financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2012 and 2011 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"). These financial statements are the Company's first financial statements prepared in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

TRANSITION TO IFRS

For all periods up to and including July 31, 2011, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. The financial statements for the year ended July 31, 2012 are the first annual consolidated financial statements the Company has prepared in accordance with IFRS as in effect as at July 31, 2012, as detailed in the accounting policies described in Note 3. In preparing these financial statements, the Company's opening statement of financial position was prepared as at August 1, 2010, the Company's date of transition to IFRS. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

IFRS 1 “First-time Adoption of International Financial Reporting Standards” sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date, with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied.

Subject to certain transition elections disclosed in note 15 to the consolidated financial statements, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at August 1, 2010, and throughout all periods presented, as if these policies had always been in effect. The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of November 22, 2012, the date the Board of Directors approved the financial statements.

A.	Operating Results

Comprehensive loss for the year ended July 31, 2012 vs. 2011

The Company recorded a loss from operations of $3,588,000 in the current year compared to a loss from operations of $175,000 in the prior fiscal year due mainly to higher exploration and evaluation expenses incurred (discussed below).

The increase was due to the commencement of exploration activities.

In the current fiscal year, the Company made payments of cash and shares pursuant to an option agreement to acquire the Buck Property and Hotai Claims, claim staking costs for the Galaxie and Karma properties, and geological and site activities for the Buck, Galaxie (including the Hotai Claims) and Karma Properties. Prior to December 2011, the Company was largely inactive and did not have any significant exploration activities in the previous fiscal year.

During the fiscal year ended July 31, 2011 the operations of the Company were mainly focused on activities of a property evaluation nature.

The following table provides the breakdown of exploration costs incurred:

Exploration and evaluation costs	Buck	Galaxie	Hotai	Karma	Other	Total
	2012	2012	2012	2012	2012	2012
Assays and analysis	$ 45,963	$ 2,696	$ –	$ 1,998	$ 2,088	$ 52,745
Engineering	8,400	–	–	–	–	8,400
Environmental	1,375	–	–	–	–	1,375
Equipment rental	–	–	–	–	–	–
Geological	329,108	288,152	13,280	225,603	14,374	870,517
Graphics	9,741	702	312	624	1,627	13,006
Helicopter	–	100,914	–	–	–	100,914
Property fees and assessments	889,044	1,518	–	16,944	3,313	910,819
Site activities	31,595	89,928	6,200	14,201	1,620	143,544
Socio economics	77,969	2,410	1,365	7,842	60	89,646
Travel and accommodation	13,978	31,210	–	9,943	553	55,684
Total	$ 1,407,173	$ 517,530	$ 21,157	$ 277,155	$ 23,635	$ 2,246,650

The increase in administration expenses was mainly due to the legal and administrative costs related to the reactivation of the Company, and moving from the NEX Exchange to the TSX-V, and legal costs related to acquiring the options on the Buck Property and the Galaxie Property (including the Hotai Claims).

The following table provides a breakdown of the administration costs incurred:

Administration costs	2012	2011
Legal, accounting and audit	$ 301,641	$ 55,125
Office and administration	70,140	19,784
Salaries and benefits	686,358	72,798
Shareholder communication	28,097	1,986
Travel	31,357	–
Trust and filing	48,659	36,090
Total	$ 1,166,252	$ 185,783

In the current fiscal year, the Company expensed stock options to employees and directors amounting to $381,000 compared to nil in the same comparative fiscal year.

B.	Liquidity and Capital Resources

The Company's source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions.

At July 31, 2012, the Company had cash and cash equivalents of $2.5 million as compared to $0.1 million at July 31, 2011, and working capital of $0.9 million. The source of these funds was the December 2011 Flow-Through financing.

Until December 2011, the Company’s cash flows were predominantly related to cash used in operating activities for general and administration expenses as the Company was largely inactive until this point. Subsequent to the purchase of the Buck Option and related private placement, the Company generated $4.0 million from financing activities.

In recent months, general market conditions for junior resource companies have deteriorated and have resulted in depressed equity prices for resource companies, despite higher commodity prices. Although the Company was able to successfully complete a private placement in December 2011, the deterioration in market conditions could potentially increase the cost of obtaining capital and/or limit the availability of funds in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on our business and reviewing our discretionary spending, capital projects and operating expenditures, and implementing appropriate cash and cash management strategies.

Management believes that its current liquid assets are sufficient to meet its known obligations and to maintain its mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

Debenture

In August 2012, pursuant to the Galaxie Project Sale Agreement, the Company issued a convertible debenture (the “Debenture”) in the amount of $0.65 million maturing on October 31, 2013, and bearing interest at a rate of 8% per annum (payable quarterly in arrears) to Bearclaw. The Debenture is convertible into the Company’s common shares at a conversion price of $0.40 per shares any time before its expiry. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.40 per share and the market price at the time of conversion.

Financing

Concurrent with the completion of the option agreement in December 2011 related to the Buck Project, the Company completed a non-brokered private placement of 7,183,371 common shares, of which 6,043,171 were flow-through common shares issued at a price of $0.60 per share and 1,140,200 were non-flow-through common shares issued at a price of $0.50 per share, for gross cash proceeds of $4.2 million. The Company paid issuance costs totaling $0.2 million, for net cash proceeds of $4.0 million.

In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds, $3,625,902, on eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada), by December 31, 2012. At July 31, 2012, approximately $2.5 million remained to be spent. As of the date of this Annual Report approximately $0.1 million remained to be spent.

Joint Venture Agreement

Pursuant to a letter agreement between the Company and Amarc, Amarc will make a cash payment of $1,000,000 to the Company and fund $1,000,000 in exploration expenses related to the Galaxie Project. In November 2012, the Company received $1,950,000 from Amarc in relation to this letter agreement. Should the Company fail to meet any of the conditions precedent in the letter agreement, any exploration expenditures funded by Amarc will constitute a demand loan bearing interest at the CIBC prime rate plus 5% from the date of advance. Upon earning an initial 40% interest, Amarc will have an option to earn an additional 10% (for a total of 50%) interest in these properties by funding $1,000,000 of exploration expenses to be incurred by Quartz Mountain on the Galaxie and ZNT Projects, prior to September 30, 2013.

Other Matters Relating to Financing

The Company had no material commitments for capital expenditures as at July 31, 2012.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

Financial Instruments

The Company keeps its financial instruments primarily denominated in Canadian dollars with a very small amount held in US dollars. The Company does not engage in any hedging operations with respect to currency or in-situ minerals.

Quartz Mountain does not have any material, legally enforceable, obligations requiring it to make capital expenditures and accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

Non-derivative financial assets:

The Company classifies its non-derivative financial assets into the following categories:

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term deposits held at major financial institutions with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its programs. They are measured at fair value.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable and restricted cash.

Non-derivative financial liabilities:

The Company's non-derivative financial liabilities comprise financial liabilities measured at amortized cost. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost comprise amounts payable and balances payable to related parties.

Requirement of Financing

The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests.

Management believes that its current liquid assets, as of the date of this Annual Report, are sufficient to meet all known obligations and to maintain its mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

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

C.	Research Expenditures

Quartz Mountain does not carry out any research or development activities. Please refer to Item 5A and Item 5B above for a discussion of the expenditures that the Company has incurred in connection with its business activities.

D.	Trend Information

As a natural resource exploration company, Quartz Mountain's activities reflect the traditional cyclical nature of metal prices. Consequently, Quartz Mountain's business is primarily an "event-driven" business based on exploration results.

Although there has been periodic volatility in the gold market, the average annual price has been on an upward trend for the past five years. In response to the global economic uncertainty that began in mid-2008, gold prices were strong in 2009 and 2010, and continued their overall upward trend for most of 2011, reaching more than US$1,800 per ounce. Prices have varied between US$1,540 and US$1,784 per ounce since that time.

Silver prices were impacted by economic volatility in 2008-2009. Prices increased significantly in 2010. The upward trend in the silver price continued through most of 2011, reaching as high as US$43 per ounce. Prices have ranged between US$20 and US$37 per ounce since October 2011.

Copper prices increased significantly between late 2003 and mid 2008 before declining in late 2008 and through early 2009. Prices steadily increased through 2009, 2010 and most of 2011. After dropping to $3.07 per pound in October 2011, they have been increasing, overall, since that time.

Average annual prices as well as the average prices so far in 2012 for gold, silver and copper are shown in the table below, all dollar figures are presented in USD:

Average Metal Price
Calendar Year	Au	Ag	Cu
2008	$871/oz	$14.95/oz	$3.16/lb
2009	$974/oz	$14.70/oz	$2.34/lb
2010	$1,228/oz	$20.24/oz	$3.42/lb
2011	$1,532/oz	$36.56/oz	$4.00/lb
2012 to date of this 20F	$1,667/oz	$31.04/oz	$3.59/lb

E.	Off – Balance Sheet Arrangements

Quartz Mountain has no off-balance sheet arrangements.

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

F.	Tabular Disclosure of Contractual Obligations

As at July 31, 2012, the Company had no material contractual obligations:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital Finance/Lease	Nil	Nil	Nil	Nil	Nil
Operating Lease	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other long-term liabilities reflected on the Company's balance sheet under IFRS	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5E and Item 5F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Ronald W. Thiessen (age 58), President, Chief Executive Officer and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, Hunter Dickinson Services Inc. (“HDSI”), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation	Director	April 1996	June 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	Present
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Scott D. Cousens (age 47), Chairman and Director

Mr. Cousens provides management and financial services to a number of publicly traded companies associated with Hunter Dickinson Inc. His focus for the past 20 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Middle Eastern investors. Mr. Cousens is also the Director of Capital Finance for Hunter Dickinson Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	Present
Rockwell Diamonds Ltd.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

Robert A. Dickinson (age 64), Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI, as well as a director and member of the management team of a number of the public companies associated with HDI. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the BC Mining Museum and a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Atlatsa Resources Corporation	Director and Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
Curis Resources Ltd.	Director	November 2010	November 2012
	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director and Chairman	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

James Kerr (age 66), Director

Mr. Kerr holds a B.A. degree and graduated from the University of British Columbia in 1968. Mr. Kerr is a Chartered Accountant and was a partner at KPMG, a national accounting firm, until his retirement in 2007. Mr. Kerr has extensive experience in public practice, and actively involved with audit committees of mining and energy companies, providing advice on accounting and compliance issues based on a risk management approach.

Mr. Kerr is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Director	November 2010	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present

David Mordant (age 67), Director

Retired founder and CEO of an agricultural commodities trading business that was sold to a listed company. Focused on commodity and stock market trading in local and international markets since 2002 and has been a guest commentator on CNBC on commodities and stocks.

Mr. Mordant has not, within the past five years, been an officer and/or director of any public companies.

Gordon Fretwell (age 57), Director

Mr. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Bell Copper Corporation	Secretary	March 2001	May 2011
	Director	June 2001	April 2011
Benton Resources Corp.	Director	July 2003	Present
	Secretary	December 2003	Present
Continental Minerals Corporation	Director	February 2001	April 2011
Copper Ridge Explorations Inc.	Director/Secretary	September 1999	August 2009
Coro Mining Corporation	Director	June 2009	Present
Coro Resources Corp.	Director	January 2009	Present
Curis Resources Ltd.	Director	January 2011	Present
CVC Cayman Venture Corp.	Director	July 2010	November 2010
Frontera Copper Corporation	Director	February 2009	June 2009
Golden Dory Resources Corp.	Secretary	August 2008	Present
Grandcru Resources Corp.	Director	December 2002	May 2008
ICN Resources Ltd.	VP of Legal Services	December 2000	March 2009
	Secretary	March 2009	August 2010
	Director	July 2004	March 2009
International Royalty Corporation	Director	June 2003	February 2010
	Secretary	June 2003	February 2010
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
	Secretary	January 2003	December 2011
Rare Earth Metals Inc.	Secretary	December 2009	Present

Simon Beller (age 35), Chief Financial Officer

Simon Beller is a Chartered Accountant and Chartered Business Valuator who specializes in mergers, acquisitions, valuations, divestitures and financings. He is also Vice President, Corporate Finance at HDSI. Prior to joining HDSI, Mr. Beller acted as chief financial officer for the MultiSport Centre of Excellence and spent seven years with KPMG practicing corporate finance.

Mr. Beller has not, within the past five years, been an officer and/or director of any public companies.

Xenia Kritsos (age 41), Corporate Secretary

Ms. Kritsos is an internationally qualified business lawyer experienced in providing advice in the mining infrastructure, technology and other sectors. Areas of expertise include mergers and acquisitions, corporate finance, securities law, competition law and foreign investment. Ms. Kritsos is also Legal Counsel for HDSI.

Ms. Kritsos is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Secretary	November 2010	Present
Heatherdale Resources Ltd.	Secretary	October 2010	Present
Quartz Mountain Resources Ltd.	Secretary	December 2011	Present

B.	Compensation

During the Company's financial year ended July 31, 2012, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $173,158.

Ronald W. Thiessen, President, and Simon Beller, Chief Financial Officer, are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's most recently completed financial year is as set out below:

Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Ronald W. Thiessen(1) President and Chief Executive Officer	28,875	Nil	22,188	Nil	Nil	51,063
Simon Beller(2) Chief Financial Officer	43,750	Nil	22,188	Nil	Nil	65,938

Notes:
(1) Mr. Thiessen was appointed as President and Chief Executive Officer on December 30, 2011
(2) Mr. Beller was appointed as Chief Financial Officer on December 7, 2011

During the fiscal year ended July 31, 2012, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year ended July 31, 2012 is as set out below:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert A. Dickinson(2)(4)	28,875	Nil	22,188	Nil	Nil	Nil	51,063
James Kerr(1)(4)(5)	15,604	Nil	22,188	Nil	Nil	Nil	37,792
David Mordant(1)(4)(6)	12,688	Nil	22,188	Nil	Nil	Nil	34,876
Gordon Fretwell(1)(7)	15,604	Nil	22,188	Nil	Nil	Nil	37,792

Notes:

(1) Independent directors receive an annual fee of $15,750 for their services plus an additional $5,000 annually for holding the position of Committee Chair, and $3,000 annually for being a Committee Member.

(2) Pursuant to the Corporate Services Agreement with HDSI, compensation for Mr. Dickinson is allocated to the Company on the basis of time spent in respect of the Company's business.

(3) Options were granted during the year ended July 31, 2012 with an exercise price of $0.45 per option and expiry date of January 18, 2017. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate.

(4) Messrs. Dickinson, Kerr, and Mordant, were appointed Directors of the Company effective December 30, 2011. The former Directors (Rene G. Carrier, Brian Causey and Barry Coughlan) ceased to be Directors on December 30, 2011 and received no compensation in their roles as Directors in the year ended July 31, 2012.

(5) Mr. Kerr is the Chairman of the Audit and Risk Committee as well as a member of the Compensation Committee and Nominating and Governance Committee.

(6) Mr. Mordant is a member of the Audit and Risk Committee and Nominating and Governance Committee.

(7) Mr. Fretwell is the Chairman of the Nominating and Governance Committee as well as a member of the Audit and Risk Committee and Compensation Committee.

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement or similar benefits.

C.	Board Practices

All directors were re-elected at the annual general meeting of the Company's shareholders held on March 15, 2012. Mr. Cousens was appointed as Chairman of the Board on November 22, 2012. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders, which is expected to be held in early 2013. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Directors Service Contracts

There is no written employment contract between the Company and any director.

There is no service contract between any director of the Company and either the Company or its subsidiary, which provides for any benefits upon termination of employment.

Audit and Risk Committee

Composition of Audit and Risk Committee

The members of the Audit and Risk Committee are James Kerr, David Mordant and Gordon J. Fretwell. All Audit and Risk Committee members are financially literate and no Audit and Risk Committee members are officers, employees or Control Persons of the Company. Mr. Kerr is a Chartered Accountant, and hence a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit and Risk Committee has familiarity with, an understanding of, or experience in:

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

Mr. Kerr is a Chartered Accountant and was a partner at KPMG, a national accounting firm, until his retirement in 2007. He has extensive experience in public practice, and actively involved with audit committees of mining and energy companies, providing advice on accounting and compliance issues based on a risk management approach. Mr. Fretwell is an experienced securities lawyer and Mr. Mordant is an experienced businessman with corporate finance experience. See disclosure under “A. Directors and Senior Management” above.

Audit and Risk Committee’s Charter

The function of the Audit and Risk Committee is to oversee the employment and compensation of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also assists the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.

The Audit and Risk Committee has a charter that sets out its mandate and responsibilities, which is contained in Appendix 6 of the Corporate Governance Policies and Procedures Manual (available for download from the Company’s website under Corporate Governance at www.quartzmountainresources.com). The Audit and Risk Committee has the following responsibilities and authority:

(a)	Relationship with Independent Auditor
(i)

Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)

The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

	(iii)	The independent auditor shall report directly to the Committee.

(iv)

The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.
(vi)	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:
(1) the independent auditor’s internal quality-control procedures;
(2)

any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(3) any steps taken to deal with any such issues; and
(4) all relationships between the independent auditor and the Company.
(vii)

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii)

The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)	The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.
(x)

The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(xi)	The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b)	Financial Statement and Disclosure Review
(i)

The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)

The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)

The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

		(1)	all critical accounting policies and practices used by the Company;
(2)

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(3)

other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v)

Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi)

The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)	Conduct of the Annual Audit

The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)

The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)

The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and that the independent auditor satisfies all applicable independence standards. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per applicable independence standards, and review relationships that may impact the objectivity and independence of the auditor.

(iii)	The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including
	(1)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;
	(2)	the management letter provided by the independent auditor and the Company’s response to that letter; and
(3)

any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(iv)

The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight
(i)

The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii)

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii)

The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv)

If required, the Committee shall annually review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

	(v)	If required, the Committee shall annually, prior to the filing of the AIF, review management’s internal control report and the independent auditor’s assessment of the internal controls and procedures.
(vi)

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)

At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix)	The Committee shall oversee the preparation of reports relating to the Audit and Risk Committee as required under applicable laws, regulations and stock exchange requirements.
(x)	The Committee shall exercise oversight with respect to anti-fraud programs and controls.

(e)	Related Party Transactions
(i)

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s and Compensation Committee.

(ii)

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. "Related party" includes Hunter Dickinson Services Inc.

Compensation Committee

The Board’s Compensation Committee currently consists of Scott Cousens (Chairman), Gordon Fretwell and James Kerr.

The function of the Compensation Committee is to assist the Board in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has a charter that sets out its mandate and responsibilities, which is contained in Appendix 7 of the Corporate Governance Policies and Procedures Manual (available for download from the Company’s website under Corporate Governance at www.quartzmountainresources.com). In furtherance of its purpose, the Compensation Committee has the following responsibilities and authority:

(a)

The Compensation Committee shall recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Compensation Committee shall review director compensation at least annually.

(b)

The Compensation Committee shall annually review the Company's base compensation structure and the Company's incentive compensation, stock option and other equity based compensation programs and recommend changes in or additions in such structure and plans to Board as needed.

(c)	The Compensation Committee shall recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)	The Compensation Committee shall recommend to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e)

The Compensation Committee shall recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	The Compensation Committee shall evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

The Compensation Committee shall periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h)	The Compensation Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i)	The Compensation Committee shall administer the Company's stock option and other equity based compensation plans and determines the annual grants of stock options and other equity based compensation.

(j)	The Compensation Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Compensation Committee.

Other Board Committees

The Company has a Nominating and Corporate Governance Committee which is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The committee is also responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Chief Financial Officer, and overseeing the evaluation of the Board and Senior Management. The current members of the Nominating and Corporate Governance Committee are Gordon Fretwell, James Kerr, and David Mordant.

The Company has a Special Committee composed of independent directors of the Company in order to consider the best interests of the Company related to all matters in respect of any proposed transactions with members of the Hunter Dickinson group of companies, including proposed transactions between non-arm’s length parties, and to make recommendations to the Board in respect of such matters. The current members of the Special Committee are Gordon Fretwell, James Kerr, and David Mordant.

D.	Employees

At November 22, 2012 and for each of the past three fiscal years, the Company has had no employees and has contracted staff on an as-needed basis in British Columbia, Canada. The directors of the Company primarily administer the Company's functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

E.	Share Ownership

Security Holdings of Directors and Senior Management

As at November 22, 2012, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 3,803,765 common shares or 15.1% .

As at November 22, 2012, the Company's directors and officers beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned(1)(3)	As a % of outstanding common shares
Ronald W. Thiessen	1,732,686 Common shares 60,000 options	6.9%
Scott Cousens	147,177 Common shares 60,000 options	0.6%
Robert A. Dickinson	1,823,902 Common shares(2) 60,000 options	7.3%
Simon Beller	60,000 options	–
James Kerr	60,000 options	–
Gordon J. Fretwell	60,000 options	–
David Mordant	100,000 Common shares 60,000 options	0.4%
Xenia Kritsos	48,000 options	–

Notes:
(1) This information has been provided by the individual directors as provided by them on www.sedi.ca
(2) Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson.
(3) Options to purchase Common Shares at $0.45 per share expiring on January 18, 2017.

Share Option Plan

As at November 22, 2012, an aggregate of 1,754,600 were outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 753,919 common shares remained available for issuance pursuant to the Plan, described below.

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

The Plan is a "rolling" plan, whereby the maximum number of shares that may be reserved for issuance pursuant to all option awards granted under the Plan is 10% of the Company's outstanding common shares, as calculated at the time that an award is granted. Under the policies of the TSX Venture Exchange (the "TSX-V"), the continuation of the Plan required shareholder approval by ordinary resolution at each annual general meeting of the Company's shareholders. The Company's shareholders confirmed the Plan in accordance with the policies of the TSX-V at the Company's last annual general meeting, held on March 15, 2012.

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

Major Shareholders

Quartz Mountain is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Quartz Mountain's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Quartz Mountain, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of November 22, 2012, Quartz Mountain had authorized unlimited common shares without par value, of which 25,085,190 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of November 22, 2012 by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Finsbury Exploration Ltd.	2,038,111	8.1%
Robert A. Dickinson	1,823,902	7.3%
Ronald Thiessen	1,732,686	6.9%
David Copeland	1,307,685	5.2%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of November 22, 2012, Quartz Mountain's register of shareholders indicates that Quartz Mountain's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	44	23,588,878	94.04%
United States	451	1,461,102	5.82%
Other	4	35,210	0.14%
Total	499	25,085,190	100.0%

Shares registered in the names of intermediaries, were assumed to be held by residents of the same country in which the intermediary was located.

Transfer Agent

The Company's common shares are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9; telephone (604) 661-9400 in registered form. However, the majority of the Company's common shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Quartz Mountain does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, the Company is not owned or controlled, directly or indirectly, by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly, other than as noted above under Major Shareholders. There are no arrangements known to Quartz Mountain which, at a subsequent date, may result in a change in control of the Company.

Insider Reports under the Securities Acts of British Columbia, Alberta and Ontario

Since the Company is a reporting issuer under the Securities Acts of British Columbia, Alberta and Ontario, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Quartz Mountain's common shares within five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA, and the Securities Act (Ontario). Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.	Related Party Transactions

Except as disclosed below, Quartz Mountain has not, since the beginning of its last fiscal year ended July 31, 2012:

(1) entered into any transactions which are material to Quartz Mountain, or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which Quartz Mountain or any of its former subsidiaries was a party;

(2) entered into any transactions or loans between the Company and:

(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Quartz Mountain;

(b) associates of Quartz Mountain (unconsolidated enterprises in which Quartz Mountain has significant influence or which has significant influence over Quartz Mountain) including shareholders beneficially owning 10% or more of the outstanding shares of Quartz Mountain;

(c) individuals owning, directly or indirectly, an interest in the common shares of Quartz Mountain that gives them significant influence over Quartz Mountain, and close members of any such individual’s family;

(d) key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of Quartz Mountain including directors and senior management and close members of such individuals’ families); or

(e) enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

Quartz Mountain's business relationship with HDSI consists of utilizing the services described above. HDSI provides these services to Quartz Mountain which includes the services of Quartz Mountain's President, pursuant to a standard (within the group) Geological Management and Administration Services Agreement with HDSI, dated June 1, 2008 (the "Geological Management and Administration Services Agreement") and amended July 2, 2010. Because of cross membership of many of the boards of directors within the group, certain members of management and the Board of Directors of Quartz Mountain are also members of the board of directors or employees of HDSI.

HDSI's arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDSI, make short term advances to members of the group. The Geological Management and Administration Services Agreement can be terminated by either party on 30 days' notice.

During the fiscal year ended July 31, 2012, the Company had transactions totaling $1,255,789 (2011 -$nil); (2010 – $nil) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

Finsbury Exploration Ltd.

Finsbury Exploration Ltd. ("Finsbury") is a private company which has certain directors in common with the Company. During the fiscal year ended July 31, 2012, the Company had transactions totaling $25,278 (2011 - $nil); (2010 – $nil) to Finsbury relating to the Galaxie Project.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Quartz Mountain's audited consolidated annual financial statements as at July 31, 2012 and 2011.

Legal Proceedings

The Company is not, and has not been in the recent past, involved in any legal or arbitration proceedings, including governmental proceedings and those relating to bankruptcy, receivership, or similar proceedings.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for administration expenses and mineral property investigations.

B.	Significant Changes

There have been no significant changes to the accompanying financial statements since July 31, 2012, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture Exchange (NEX board from 2008 to 2011) and on the OTC Grey Market:

	TSX Venture Exchange		OTC
Fiscal year ended July 31,	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2012	0.50	0.20	0.50	0.20
2011	0.49	0.18	0.42	0.16
2010	0.30	0.15	0.30	0.13
2009	0.50	0.12	0.43	0.08
2008	0.75	0.42	0.72	0.39

	TSX Venture Exchange		OTC
Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4, 2012	0.45	0.31	0.38	0.30
Q3, 2012	0.50	0.37	0.50	0.37
Q2, 2012	0.50	0.20	0.50	0.20
Q1, 2012	0.30	0.20	0.32	0.20
Q4, 2011	0.38	0.32	0.42	0.32
Q3, 2011	0.49	0.30	0.42	0.31
Q2, 2011	0.42	0.18	0.31	0.17
Q1, 2011	0.20	0.18	0.17	0.16

	TSX Venture Exchange		OTC
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
October 2012	0.29	0.23	0.30	0.28
September 2012	0.30	0.27	0.30	0.30
August 2012	0.35	0.30	0.37	0.30
July 2012	0.35	0.31	0.34	0.30
June 2012	0.45	0.35	0.34	0.34
May 2012	0.45	0.37	0.38	0.34

B.	Plan of Distribution

Not applicable.

C.	Markets

On December 30, 2011, the Company acquired a qualifying property and was relisted on the main board of the TSX Venture Exchange, trading under the symbol QZM. The Company continues to trade on the OTC Grey Market under the symbol QZMRF.

On February 17, 2005, the Company transferred its listing to NEX, a separate board of TSX Venture Exchange and the Company's common shares traded on NEX under the symbol QZM.H.

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

Articles of Association

Quartz Mountain's original corporate constituting documents comprised of the Memorandum and Articles of Association were registered with the British Columbia Registrar of Companies under Corporation No. BC0253743. The Company’s Memorandum and Articles have subsequently been replaced by a Notice of Articles and Articles under the Business Corporations Act (British Columbia) (“BCA”), and the Articles were last amended by shareholder resolution at the Company’s Annual General Meeting, held on March 15, 2012. The Company's articles of incorporation do not contain a description or place any restrictions on the Company's objects and purposes. For more information, see the Articles of Amalgamation filed as Exhibit 10.1 to this Form 20-F.

Certain Powers of Directors

The Company’s articles require that a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCA.

The BCA requires that every director or senior officer who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to, a material contract or transaction or a proposed material contract or transaction with the Company, must disclose in writing to the Company or request to have entered in the minutes of a meeting or a consent resolution of directors, the nature and extent of his or her interest, and must refrain from voting in respect of the contract or transaction, unless the contract or transaction is: (a) one relating primarily to his or her remuneration as a director of the corporation or an affiliate; (b) one for indemnity of or insurance for directors as contemplated under the BCA; or (c) one with an affiliate of the Company. However, a director who is prohibited by the BCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the BCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

The Company's Articles provide that the Board will from time to time determine the remuneration to be paid to the directors. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. The Board may also, by resolution, award special remuneration to any director for undertaking any professional or other services on the Company's behalf, outside than the ordinary duties of a director of the Company.

The Company's Articles provide that the directors may: (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate; (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

The directors may, by resolution, amend or repeal any articles that regulate the business or affairs of the Company. The BCA requires the directors to submit any such amendment or repeal to the Company's shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

The Board does not have a mandatory retirement policy for directors based solely on age. The Company has a practice of conducting annual Board, Committee and individual director evaluations, pursuant to which each director's performance is evaluated annually. There is no minimum share ownership requirement for director’s qualification.

Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights.

The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. The special rights and restrictions attaching to the preferred shares are set forth in Part 26 of the Articles, and provide the directors with wide latitude to create a series of preferred shares which may be convertible into common shares, and have attached to them rights that rank ahead of common shares in respect of entitlement to dividends. The directors may, by resolution, create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the preferred shares.

Except as described above, the Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's shares without the affirmative vote of a majority of the votes cast by the holders of the common shares.

Majority Voting Policy

Under the Company’s Corporate Governance Manual, in an uncontested director election, if the votes “for” the election of a director nominee at a meeting of shareholders are fewer than the number voted “withhold”, the nominee is expected to submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. T he Nominating and Governance Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board of Directors will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation will be disclosed to shareholders. The nominee will not participate in any Nominating and Governance Committee deliberations whether to accept or reject the resignation.

Meetings of Shareholders

The BCA requires the Company to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders' meeting at any time. In addition, in accordance with the BCA, the holders of not less than 5% of the Company's shares carrying the right to vote at a meeting sought to be held may requisition the directors to call a special shareholders' meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 2 months prior to the date of any annual or special shareholders' meeting. These materials are also filed with Canadian securities regulatory authorities and furnished to the SEC. The Company's articles provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy at least 10% of the Company's issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. In addition to shareholders and their duly appointed proxies and corporate representatives, the Company's directors, president, secretary, lawyers, auditors, and invitees of the directors or chairperson, are entitled to be admitted to the Company's annual and special shareholders' meetings; provided that any such person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Disclosure of Share Ownership

The Securities Act (British Columbia) currently provides that the directors and certain officers of an issuer and its subsidiaries and any person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (a "significant shareholder"), as well as the directors and officers of any significant shareholder, (each an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (British Columbia) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer or who enters into, materially amends or terminates an arrangement the effect of which is to alter the insider's economic interest in a security of the issuer or the insider's economic exposure to the issuer. These reports must be filed within five days after the reportable event. The Securities Act (British Columbia) also requires these reports to be filed by reporting insiders within five days after the applicable event, though are only required by the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, directors, any person or company responsible for a principal business unit and significant shareholders of the Company.

The Securities Act (British Columbia) also provides that a person or company that acquires (whether or not by way of a take-over bid, offer to acquire or subscription from treasury) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing certain prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a news release and file a report each time it acquires, in the aggregate, an additional 2% or more of the outstanding securities of the same class and every time there is a change to any material fact in the news release and report previously issued and filed.

The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13(d) of the Exchange Act and promptly file an amendment to such report to disclose any material change to the information reported, including any acquisition or disposition of 1% or more of the outstanding securities of the registered class. Certain institutional investors that acquire shares in the ordinary course of business and not with the purpose or with the effect of changing or influencing the control of the issuer, are subject to lesser disclosure obligations.

C.	Material Contracts

Quartz Mountain's material contracts as of November 22, 2012 are:

  Corporate Services Agreement with HDSI, dated for reference July 2, 2010. See Item 7B;

  Option Agreement with Richard Billingsley, R.G. Lifeboat Holdings Ltd. and Dwayne Kress dated June 28, 2011, as amended on October 19, 2011 and June 15, 201. See Item 4B;

  Sale Agreement with Finsbury Exploration Ltd., dated for reference July 27, 2012. See Item 4B;

  Convertible Debenture Agreement with Bearclaw Capital Corp., dated for reference August 20, 2012. See Item 4B;

  Mineral Property Sale and Purchase Agreement with Crucible Resources Ltd. and Michael Rowley dated as of July 27, 2012. See Item 4B; and

  Letter Agreement with Amarc Resources Ltd., dated November 1, 2012. See Item 4B.

D.	Exchange Controls

Quartz Mountain is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company, except that except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of "control" is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen or a permanent resident of Canada, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”), is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has recently introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or entities considered fiscally transparent under applicable law, or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividend

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of a U.S. holder that is a corporate shareholder owning at least 10% of the Company’s voting shares), provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Company’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

United States Federal Income Tax Consequences

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended July 31, 2012, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

-  an individual who is a citizen or resident of the U.S.;

-  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

-  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

-  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2012, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company cannot provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “ Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Exhibits attached to this Form 20-F are also available for viewing on EDGAR at http://www.sec.gov/, or at the offices of the Company, 15th Floor - 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department. Copies of the Company's IFRS financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

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

The Company incurs substantially all of its expenditures in Canada and substantially all of its cash and cash equivalents held are denominated in Canadian dollars. Consequently the Company is not subject to material foreign exchange risk.

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

As at July 31, 2012 the Company held cash and cash equivalents in financial institutions in the amount of $2,450,451 (2011 - $78,652).

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

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 20-F, an evaluation was carried out with the participation of the Company's management, including the President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the President and CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 20-F, the Company's disclosure controls and procedures were effective in providing reasonable assurance that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act was accumulated and communicated to the Company's management, including the President and CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of July 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of July 31, 2012.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 20-F, no changes occurred in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including its President and CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16	[RESERVED]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit and Risk Committee are James Kerr, David Mordant and Gordon J. Fretwell. The Board of Directors has determined that Mr. Kerr qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Messrs. Kerr, Mordant and Fretwell are "independent", as that term is defined in section 803 of the NYSE Amex Company Guide. Mr. Kerr is an accredited Chartered Accountant in Canada.

Each Audit and Risk Committee member is able to read and understand fundamental financial statements.

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

Services:	Year ended
	July 31, 2012	July 31, 2011
Audit Fees (1)	$ 32,750	$ 24,000
Audit Related Fees (2)	–	–
Tax Fees (3)	$ 10,000	$ 3,000
All Other Fees (4)	–	–
	$ 42,750	$ 27,000

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

From time to time, management of the Company recommends to and requests approval from the Audit and Risk Committee for non-audit services to be provided by the Company's auditors. The Audit and Risk Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit and Risk Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2012.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2012, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

  Independent Auditor’s Report, dated November 22, 2012;
  Statements of financial position as at July 31, 2012, July 31, 2011 and August 1, 2011;
  Statements of comprehensive loss for the years ended July 31, 2012 and July 31, 2011;
  Statements of cash flows for the years ended July 31, 2012 and July 31, 2011;
  Statements of changes in equity for the years ended July 31, 2012 and July 31, 2011;
  Notes to annual financial statements

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2012 AND 2011

(Expressed in Canadian Dollars, unless otherwise stated)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd., which comprise the consolidated balance sheets as at July 31, 2012, July 31, 2011 and August 1, 2010 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended July 31, 2012 and July 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Quartz Mountain Resources Ltd. as at July 31, 2012, July 31, 2011 and August 1, 2010 and its financial performance and its cash flows for the years ended July 31, 2012 and July 31, 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

November 22, 2012

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars (note 2))

	July 31	July 31	August 1
	2012	2011	2010
		Restated	Restated
		(notes 2 and 15)	(notes 2 and 15)
ASSETS

Cash and cash equivalents (note 4 (a))	$2,450,451	$78,652	$258,526
Amounts receivable and other assets (note 5)	292,837	20,577	13,291
Total current assets	2,743,288	99,229	271,817

Mineral property interests (note 6)	1	1	1
Restricted cash (note 4 (b))	78,000	–	–
Total non-current assets	78,001	1	1

Total assets	$2,821,289	$99,230	$271,818

LIABILITIES

Amounts payable and other liabilities (note 8)	$607,389	$42,163	$31,268
Flow-through share premium (note 9)	411,009	–	–
Due to related parties (note 10)	813,855	–	–
Total current liabilities	1,832,253	42,163	31,268

SHAREHOLDERS' EQUITY

Share capital (note 7)	$24,514,381	$29,407,744	$29,407,744
Reserves (notes 2 and 7)	381,139	(331,903)	(323,287)
Accumulated deficit	(23,906,484)	(29,018,774)	(28,843,907)
Total shareholders' equity	989,036	57,067	240,550

Total liabilities and shareholders' equity	$2,821,289	$99,230	$271,818

The accompanying notes are an integral part of these consolidated financial statements.

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars (note 2))

	For the year ended July 31
	2012	2011
		Restated
		(notes 2 and 15)
Expenses (note 11):
Exploration and evaluation	$2,246,650	$–
Assays and analysis	52,745	–
Engineering	8,400	–
Environmental	1,375	–
Geological	870,517	–
Graphics	13,006	–
Property payments	910,819	–
Site activities	143,544	–
Socio-economic	89,646	–
Transportation	100,914	–
Travel and accommodation	55,684	–

General and administration	1,166,252	185,783
Conferences and travel	31,357	–
Legal, accounting and audit	301,641	55,125
Office and administration	70,140	19,784
Regulatory, trust and filing	48,659	36,090
Salaries and benefits	686,358	72,798
Shareholder communications	28,097	1,986

Equity-settled share-based payments (note 7 (d))	381,139	–
	(3,794,041)	(185,783)
Flow-through share premium (note 9)	193,308	–
Interest income	13,067	1,598
Foreign exchange (loss) gain	(139)	9,318
Loss before income tax	(3,587,805)	(174,867)
Income tax (note 13)	–	–
Loss for the year	(3,587,805)	(174,867)

Other comprehensive loss
Currency translation difference (note 2)	–	(8,616)
Other comprehensive loss for the year	–	(8,616)

Total comprehensive loss for the year	$(3,587,805)	$(183,483)

Basic and diluted loss per common share (note 7(c))	$(0.20)	$(0.01)

Weighted average number of common shares outstanding (note 7(c))	18,396,348	13,399,422

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars (note 2))

	Share Capital		Reserves
			Translation	Equity-settled		Total
			reserve	share-based	Accumulated	shareholders'
	Number	Amount	(note 2)	payments	deficit	equity
Balance at August 1, 2010	13,399,422	$29,407,744	$(323,287)	$–	$(28,843,907)	$240,550
Loss for the year		–	–	–	(174,867)	(174,867)
Currency translation difference (note 2)		–	(8,616)	–	–	(8,616)
Balance at July 31, 2011 (notes 2 and 15)	13,399,422	$29,407,744	$(331,903)	$–	$(29,018,774)	$57,067

Balance at July 31, 2011	13,399,422	$29,407,744	$(331,903)	$–	$(29,018,774)	$57,067
Functional currency translation adjustment (note 2)		(9,031,998)	331,903	–	8,700,095	–
Balance at August 1, 2011	13,399,422	20,375,746	–	–	(20,318,679)	57,067
Loss for the year		–	–	–	(3,587,805)	(3,587,805)
Equity-settled share-based payments (note 7 (d))		–	–	381,139	–	381,139
Shares issued for cash, net of issuance costs (note 7 (b))	7,183,371	3,434,635	–	–	–	3,434,635
Shares issued for property option payment (note 6)	1,450,000	704,000	–	–	–	704,000
Balance at July 31, 2012	22,032,793	$24,514,381	$–	$381,139	$(23,906,484)	$989,036

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars (note 2))

	For the year ended July 31
	2012	2011
		Restated
		(notes 2 and 15)
Cash flows from operating activities:
Loss for the year	$(3,587,805)	$(174,867)
Adjusted for:
Foreign exchange	139	(9,318)
Equity-settled share-based payments (note 7 (d))	381,139	–
Flow-through share premium (note 9)	(193,308)	–
Property option payments paid through issuance of shares (note 6)	704,000	–
Restricted cash (note 4 (b))	(78,000)	–
Changes in non-cash working capital items:
Amounts receivable and other assets	(272,260)	(14,290)
Amounts payable and other liabilities	565,226	17,899
Due to related parties	813,855	–
Net cash used in operating activities	(1,667,014)	(180,576)

Cash flows from financing activities:
Proceeds from issuance of share capital, net of issue costs (note 7 (b))	4,038,952	–
Net cash provided by financing activities	4,038,952	–

Increase (decrease) in cash and cash equivalents	2,371,938	(180,576)
Effect of exchange rate fluctuations on cash held	(139)	702
	2,371,799	(179,874)
Cash and cash equivalents, beginning of year	78,652	258,526
Cash and cash equivalents, end of year (note 4(a))	$2,450,451	$78,652

Supplementary cash flow information:
Non cash financing activities:
Property option payments paid through issuance of shares (note 6)	704,000	–
	$704,000	$–

The accompanying notes are an integral part of these consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements (the "Financial Statements") of the Company as at and for the year ended July 31, 2012 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Group" and individually as "Group entities"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Group.

The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests.

After the reporting period, on November 1, 2012, the Company announced that it had entered into an agreement with a publicly-listed company, Amarc Resources Ltd. ("Amarc") , whereby Amarc would acquire a 40% beneficial joint venture interest in the Galaxie (note 16(a)) and ZNT properties for consideration of $2.0 million (note 16(c)). The 40% interest will be earned by Amarc paying to Quartz Mountain $1.0 million in cash and also funding $1.0 million of exploration expenses prior to December 31, 2012.

Management believes that its current liquid assets are sufficient to meet all known obligations (note 14) and to maintain its mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	CHANGE OF PRESENTATION AND FUNCTIONAL CURRENCY

Following the decision to acquire and explore mineral property interests in Canada (note 6), the Company's cash flows were anticipated to be principally denominated in Canadian dollars. Accordingly, effective August 1, 2011, the Group changed both the functional currency of the Company and the currency in which it presents its consolidated financial statements, from United States dollars ("USD") to Canadian dollars ("CAD").

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

A change in presentation currency is accounted for as a change in accounting policy and is applied retrospectively, as if the new presentation currency had always been the presentation currency. Consequently, the comparative figures for the year ended July 31, 2011, and an opening balance sheet at August 1, 2010 have been restated to be presented in Canadian dollars using average exchange rates for income and expenses and the closing rate at the balance sheet date for assets, liabilities and items related to equity. Share capital and accumulated deficit have been translated using historic rates. Resulting exchange differences have been recognized within equity. In accordance with International Accounting Standards ("IAS") 1, Presentation of Financial Statements, an additional balance sheet for the Group and the Company has been presented as at August 1, 2010, together with the related notes.

The exchange rates applied for translation purposes were as follows:

Date or Period	Exchange Rate
As at July 31, 2011	1 CAD = 1.0466 USD
For the year ended July 31, 2011	1 CAD = 1.0057 USD
As at August 1, 2010	1 CAD = 1.0239 USD

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

In 2010, Canadian accounting standards were revised to incorporate International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), and require publicly accountable enterprises to apply IFRS effective for financial years beginning on or after January 1, 2011.

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the Company's year ended July 31, 2012.

Issuance of these Financial Statements was authorized on November 22, 2012 by the Board of Directors.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis. They have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these Financial Statements resulted in changes to the accounting policies as presented in the most recent annual financial statements prepared under Canadian Generally Accepted Accounting Principles ("CGAAP"). The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements. They also have been applied in preparing an opening IFRS balance sheet at August 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"). The impact of the transition from CGAAP to IFRS is described in note 15.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Significant accounting estimates and judgments

The preparation of Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Specific areas where significant estimates or judgments exist are:

Sources of estimation uncertainty:

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates;

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made;

Valuation of shares issued in non-cash transactions are measured at the fair value of the equity instruments granted based on quoted market prices on the date of grant or per the terms of the contract.

Critical accounting judgments:

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management;

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The classification of the option agreements in respect of the Buck Property and Galaxie Property (including the Hotai Claims) as earn-in agreements, as opposed to the acquisition of mineral property interests, has been identified as an accounting policy which involves judgments or assessments made by management. Currently a feasibility study has not been completed on any of these properties to determine if the properties are capable of supporting commercial production; consequently the costs associated with these properties are expensed as incurred;

Management is required to assess the functional currency of each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and of its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.

(d)	Basis of consolidation

These Financial Statements include the accounts of the Company and its subsidiary. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Inter-company balances and transactions, including any unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no impairment.

At July 31, 2012 and July 31, 2011 the Company held an ownership interest in the following subsidiary:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Foreign currency

The functional and presentation currency of the Company and its subsidiary, as at July 31, 2012, is the Canadian dollar (note 2). Prior to August 1, 2011, the functional and presentation currency of the Company was the US dollar. Comparative amounts have been restated to be presented in Canadian dollars.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the period end date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the period.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(f)	Financial instruments

Financial assets and liabilities are recognized when the Group becomes party to the contracts that give rise to them. The Group determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Group does not have any derivative financial instruments.

Non-derivative financial assets:

The Group classifies its non-derivative financial assets into the following categories: Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term deposits held at major financial institutions with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Group's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Group for its programs. They are measured at fair value.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable and restricted cash.

Non-derivative financial liabilities:

The Group's non-derivative financial liabilities comprise financial liabilities measured at amortized cost. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost comprise amounts payable and balances payable to related parties.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re- organization.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(g)	Exploration and evaluation expenditures

Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements.

Costs for properties for which the Group does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mineral property and development assets within property, plant and equipment.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

(h)	Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Group's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of: fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash- generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to eligible Canadian exploration expenses ("CEE"), as defined in the Income Tax Act (Canada), may be claimed by investors instead of the entity, pursuant to a defined renunciation process. Renunciation may occur:

  prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

  retrospectively (namely, the flow–through shares are issued, CEE are then incurred, and renunciation occurs subsequently).

Flow–through shares are recorded in share capital at the fair value of common shares on date of issuance. When flow–through shares are issued, the difference between the fair value of non-flow-through common shares and the amount the investors pay for flow–through shares is recorded as a deferred liability called "flow-through share premium". This deferred liability is credited to profit or loss when the eligible expenses are incurred and renounced to investors.

Upon eligible expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability, if any, for the amount of tax reduction renounced to shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

(j)	Loss per share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k)	Share-based payments

The cost of equity-settled transactions with employees is measured by reference to the fair value of the instruments issued at the date at which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined using an appropriate pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions.

The cost of equity-settled transactions with non-employees is measured by reference to the fair value of the instruments issued, on the basis that the fair value of the services received cannot be estimated reliably. Fair value is originally measured at the date at which they are granted and subsequently re-measured at each balance sheet date for any unvested portion, and is recognized as an expense over the vesting period, which ends on the date on which the relevant non-employees become fully entitled to the award. Fair value is determined using an appropriate pricing model.

In valuing equity-settled transactions, no account is taken of any vesting conditions. Vesting conditions are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount, based on an estimate of the number of equity instruments expected to vest so that, ultimately, the amount recognized for goods or services received as consideration for the equity instruments granted will be based on the number of equity instruments that eventually vest. On the vesting date, the Company revises the estimate to equal the number of equity instruments that ultimately vested.

At each balance sheet date prior to vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's estimates of the achievement or otherwise of non-market conditions and of the number of equity instruments that will ultimately vest. The movement in cumulative expense from amounts previously recorded is recognized in profit or loss, with a corresponding entry in equity.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Where the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the original vesting period. In addition, any expense is recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.

Where an equity-settled award is cancelled, any cost not yet recognized in profit or loss for the award shall not be recognized and any previous amounts recognized for awards that have not vested are reversed.

(l)	Rehabilitation provision

Statutory, contractual and constructive obligations to incur restoration, rehabilitation and environmental costs arise when environmental disturbance is caused by the exploration or development of an exploration and evaluation asset. Such costs are discounted to their estimated net present value and capitalized to the carrying amount of the asset, along with a corresponding liability, as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates reflecting the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

(m)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

  goodwill not deductible for tax purposes;

  the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

  differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(n)	Government assistance

When the Company is entitled to receive mineral exploration tax credits and other government grants, these government assistances are recognized as a cost recovery within exploration and evaluation expenditures when there is reasonable assurance of their recovery.

(o)	Accounting standards, interpretations and amendments to existing standards

Effective August 1, 2011, the Group adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after January 1, 2012

Amendments to IAS 12, Income Taxes

(ii)	Effective for annual periods beginning on or after July 1, 2012

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(iii)	Effective for annual periods beginning on or after January 1, 2013

IFRS 1, Provisions of IFRIC 20 for First-Time Adopters of IFRS; Accounting for Government loans

IFRS 7, Financial Instruments – Disclosures

IFRS 10, Consolidated Financial Statements

IFRS 11, Joint Arrangements

IFRS 12, Disclosure of Interests in Other Entities

IFRS 13, Fair Value Measurement

IAS 1, Presentation of Financial Statements (amendments)

IAS 16, Property, Plant and Equipment

IAS 19, Employee Benefits

IAS 27, Separate Financial Statements

IAS 28, Investments in Associates and Joint Ventures

IAS 32, Financial Instruments – Presentation

IAS 34, Interim Financial Reporting

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

(iii)	Effective for annual periods beginning on or after January 1, 2014

IAS 32, Financial Instruments – Presentation

(iv)	Effective for annual periods beginning on or after January 1, 2015

IFRS 7, Financial Instruments – Disclosure

IFRS 9, Financial Instruments – Recognition and measurement

The Group has not early-adopted these revised standards. Amendments to IAS 1 and IAS 12 effective for the Group's financial period commencing August 1, 2012 will not have a material impact on the Group's financial statements, except for disclosures and presentation. The Group is currently assessing the impact that all other new and amended standards will have on the Group's financial statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and cash equivalents

	July 31, 2012	July 31, 2011
		(restated, note 2)
Business and savings accounts	$2,450,451	$78,652

(b)	Restricted cash

Restricted cash in the amount of $78,000 (July 31, 2011 - $nil) consists of guaranteed investment certificates held in support of explorations permits.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	July 31, 2012	July 31, 2011
		(restated, note 2)
Harmonized sales tax receivable	$280,777	$17,744
Prepaid expenses – Other	7,060	–
Other receivables	5,000	2,833
Total	$292,837	$20,577

6.	MINERAL PROPERTY INTERESTS

(a)	Buck Gold-Silver Project

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck gold-silver property (the "Buck Project") located in central British Columbia.

In December 2011, the Company paid $100,000 in cash and issued 1,200,000 common shares to acquire the Option from a private party (the "Vendor"). The common shares issued were valued at the fair value on the date of issue ($0.50 per common share) and were expensed along with the cash consideration paid. The Company agreed to issue up to 6,000,000 additional common shares to the Vendor upon the achievement of certain milestones, as follows:

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

		Number of
	Cash	common	Status at
Payable upon	payment	shares issuable	July 31, 2012
December 30, 2011	$100,000	1,200,000	Completed
Completion of a compliant resource estimate on the Buck Project	nil	1,200,000
Completion of a "preliminary assessment" or a "pre-feasibility study" on the Buck Project	nil	2,400,000
Completion of a "feasibility study" on the Buck Project	nil	2,400,000

The Company is also required to make certain scheduled payments to the underlying owners of the Buck Project (the "Underlying Owners") as follows:

		Number of
	Cash	common shares	Status at
Payable on or before	payment	issuable	July 31, 2012
December 30, 2011	$20,000	100,000	Completed
June 28, 2012	$25,000	150,000	Completed
June 28, 2013	$30,000	200,000
June 28, 2014	$30,000	200,000

The common shares issued on December 30, 2011 were valued at the estimated fair value on that date ($0.50 per share) and were expensed. The common shares issued on June 28, 2012 were valued at the estimated fair value on that date ($0.36) and were expensed.

Under the terms of the Option, the Underlying Owners retain a 3% net smelter returns royalty. The royalty percentage will decrease by 1% once aggregate royalty payments exceed $10 million. The Company has the right at any time to reduce the royalty by 1% by paying $500,000 to the Underlying Owners.

(b)	Galaxie Project

The Galaxie Project covers an area of 1,540 square kilometres, comprised of three mineral claims totalling approximately 1,294 hectares (the "Gnat Pass Property") and the surrounding Galaxie Project which consists of 382 mineral claims totalling 151,796 hectares. The property straddles the Stewart-Cassiar Highway, and is located 24 kilometres south of the community of Dease Lake, British Columbia.

In July 2012, the Company entered into an earn-in agreement (the "Galaxie Earn-in Agreement") with Finsbury Exploration Ltd., a non-arm's length party (note 10(b)) whereby it obtained an option to earn up to a 50% interest in the Galaxie Project by spending up to $1,500,000 in exploration expenditures.

After the reporting period, in August 2012, the Galaxie Earn-in Agreement was terminated and the Company acquired outright a 100% interest in the Galaxie Project, subject to a 1% net smelter returns royalty, capped at aggregate payments of $7.5 million, retained by an arm's length party (note 16(a)).

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Karma Project

During the year ended July 31, 2012, the Company staked 93 mineral claims located approximately 41 kilometres south of Houston, BC (the "Karma Project"), near the Company's Buck Project. The Company paid claim staking costs totalling $13,933.

(d)	ZNT Project

In June 2012, the Company staked 19 mineral claims, located approximately 15 kilometres southeast of the town of Smithers, BC, in central British Columbia. These 19 claims, together with an additional 61 claims that were staked in October and November 2012, comprise the Company’s ZNT Project. The Company paid claim staking costs relating to the initial 19 mineral claims totalling $3,313.

(e)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Golden Predator Corporation and Orsa Ventures Corp., each of which holds a 50% beneficial joint venture interest in the property.

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel's Camp property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property.

In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, and is now named Golden Predator Corporation.

In April 2012, Orsa Ventures Corp. (TSX-V: ORN) exercised its option to acquire all of Seabridge's remaining undivided 50% beneficial joint venture interest in the Angel's Camp property.

The royalty has been recorded at a nominal amount of $1.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

7.	CAPITAL AND RESERVES

(a)	Authorized share capital

At July 31, 2012, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

(b)	Private Placement and Flow-Through Financing

In December 2011, the Company completed a non-brokered private placement (the "Private Placement") of 7,183,371 common shares for aggregate gross proceeds of $4,196,002. The Private Placement was comprised of:

  1,140,200 non-flow-through common shares issued at a price of $0.50 per share for gross proceeds of $570,100; and

  6,043,171 flow-through common shares issued at $0.60 per share, including a premium of $0.10 per share over the offering price for the non-flow through common shares, for gross proceeds of $3,625,902 (the "Flow-through Funds").

After issuance costs of $157,050, net cash proceeds from the Private Placement were $4,038,952, of which $604,317 was recorded as a flow-through share premium liability (note 9) and the balance of $3,434,635 was allocated to the common shares issued.

Pursuant to the flow-through share agreements, the Company renounced eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada).

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the period was based on the following:

	Year ended July 31
	2012	2011
Loss attributable to common shareholders	$3,679,805	$174,867
Weighted average number of common shares outstanding	18,396,348	13,399,422

(d)	Equity-Settled Share-Based Payments

The Company has a share purchase option plan approved by the Company's shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2012 Option Plan") is based on the maximum number of eligible shares equaling 10% of the Company's outstanding common shares, calculated from time to time.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the five day volume weighted average trading price of the Company's shares calculated on the day prior to the grant. Share purchase options may have a maximum term of ten years (although share purchase options have generally been granted with a term of up to five years) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

The following summarizes the changes in the Company's share purchase options for the years ended July 31, 2012 and 2011:

Continuity of share options	Number of options	Weighted average
	outstanding	exercise price
Share purchase options outstanding at July 31, 2011	–	–
Granted during the year	1,776,600	$0.45
Forfeited during the year	(9,000)	$0.45
Share purchase options outstanding at July 31, 2012	1,767,600	$0.45
Share purchase options exercisable at July 31, 2012	589,200	$0.45

The weighted average contractual remaining life of the share purchase options outstanding at July 31, 2012 was 4.0 years.

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted: grant date share price of $0.45; risk-free interest rate of 1.2%; expected volatility of 119%; expected life of 4.0 years; and expected dividend yield of nil).

The estimated weighted average fair value of options granted during the year ended July 31, 2012 was $0.34 per option (2011 – not applicable). The Company recognized share-based payment expense of $381,139 in the year ended July 31, 2012 (2011 – nil).

Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

8.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	Year ended July 31
	2012	2011
		(restated, note 2)
Amounts payable	$544,156	$–
Accrued liabilities	63,233	42,163
Total	$607,389	$42,163

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

9.	FLOW-THROUGH SHARE PREMIUM LIABILITY

	Year ended July 31
	2012	2011
		(restated, note 2)
Balance at beginning of year	$–	$–
Recognized as liability upon issuance of flow-through shares	604,317	–
Derecognized upon eligible expenditures incurred	(193,308)	–
Balance at end of year	$411,009	$–

Pursuant to the Private Placement of the flow-through shares (note 7(b)) and in accordance with the Income Tax Act (Canada), the Company is obligated to spend the Flow-through Funds on eligible Canadian Exploration Expenses ("CEE") and to renounce them to the investors The renunciation of CEE to the investors was completed during the current year. At July 31, 2012, the balance of the flow-through share premium represents the prorated portion of the premium attributable to the Flow-through Funds that remained unspent on CEE at the end the reporting period.

To July 31, 2012, out of total Flow-through Funds of $3,625,902, the Company had incurred approximately $1,160,000 in CEE.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

During the years ended July 31, 2012 and 2011, the Group compensated key management personnel as follows:

	Year ended July 31
	2012	2011
		(restated, note 2)
Short-term employee benefits, including salaries and directors fees	$237,563	$–
Equity-settled share-based payments	150,914	–
Total	$388,477	$–

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Entities with Significant Influence over the Company

The Company's management believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities, who are close business associates, are also key management personnel of the Company. Pursuant to management agreements between the Company and these entities which have significant influence over the Company, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from such entities.

Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors and officers in common with the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Group pursuant to an agreement dated July 2, 2010, and is based on annually set rates.

Finsbury Exploration Ltd.

Finsbury Exploration Ltd. ("Finsbury") is a private company which has certain directors in common with the Company. The transactions and balances with Finsbury presented herein relate to the Galaxie Earn-in Agreement (note 6(b)).

Transactions with these related parties were as follows:

	Year ended July 31
	2012	2011
		(restated,
		note 2)
HDSI: Services received based on management services agreement	$1,135,345	$–
HDSI: Reimbursement of third party expenses paid	120,444
Finsbury: Reimbursement of third party expenses paid	25,278	–

Outstanding balances were as follows:

	July 31, 2012	July 31, 2011
		(restated,
		note 15)
Balance payable to HDSI	$786,425	$–
Balance payable to Finsbury	27,430	–
Total	$813,855	$–

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

11.	EMPLOYEES BENEFIT EXPENSES

The amount of employees' salaries and benefits (including equity-settled share-based payments) included in various expenses are as follows:

	Year ended July 31
	2012	2011
		(restated,
		note 2)
Exploration and evaluation expenses	$544,802	$–
General and administration expenses	697,025	72,798
Equity-settled share-based payment	381,139	–
Total	$1,622,966	$72,798

12.	OPERATING SEGMENTS

The Group operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.

13.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at July 31, 2012, the Company had unused non-capital loss carry forwards of approximately $2,901,000 (2011 – $1,542,000) in Canada and $37,000 (2011 – $50,000) in the United States.

The Company had approximately $4,550,000 (2011 – $3,639,000) of resource tax pools available, which may be used to shelter certain resource income.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of effective tax rate:

	Year ended July 31
	2012	2011
		(restated,
		note 2)
Loss for the period	$(3,587,805)	$(174,680)
Income tax expense	–	–
Loss excluding income tax	$(3,587,805)	$(174,680)
Effective tax rate	–	–

Income tax recovery using the Company's domestic tax rate	$(919,000)	$(48,000)
Effect of tax rates in foreign jurisdictions	–	–
Non-deductible expenses and other	310,000	–
Differences in statutory tax rates	16,000	14,000
Differences due to foreign exchange	(1,000)	(105,000)
Changes in unrecognized temporary differences	594,000	139,000
	$–	$–

The Company's domestic tax rate during the year ended July 31, 2012 was 25.6% (2011 – 27.3%) and the effective tax rate was nil (2011 – nil).

As at July 31, 2012, the Company had the following balances in respect of which no deferred tax asset had been recognized:

			Resource	Equipment
Expiry:	Tax losses		pools	and other
Within one year	$16,000	$		$–
			–
One to five years	252,000		–	126,000
After five years	2,670,000		–	–
No expiry date	–		4,550,000	114,000
	$2,938,000		$4,550,000	$240,000

14.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if the counterparty to a financial instrument fails to meet its contractual obligations. The Group's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Group limits its exposure to credit risk on liquid financial assets by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The carrying value of the Group's cash and cash equivalents and trade and amounts receivable represent the maximum exposure to credit risk.

	Carrying Amount
Financial Assets	July 31, 2012	July 31, 2011
Cash and cash equivalents (note 4(a))	$2,450,451	$78,652
Amounts receivable (note 5)	280,777	17,744
Restricted cash (note 4(b))	78,000	–
Total	$2,809,228	$96,396

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group's holdings of cash and cash equivalents.

The following obligations existed at July 31, 2012:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 8)	$607,389	$607,389	$–	$–
Due to related parties (note 10)	813,855	813,855	–	–
Total	$1,421,244	$1,421,244	$–	$–

The following obligations existed at July 31, 2011:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 8)	$42,163	$42,163	$–	$–
Total	$42,163	$42,163	$–	$–

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Interest rate risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Group's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all variables remain constant, a 10 basis points change representing a 0.1% increase or decrease in interest rates would have resulted in a decrease or increase in the loss for the year ended July 31, 2012 of approximately $1,300 (2011 – $160).

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and substantially all of its cash and cash equivalents held are denominated in Canadian dollars. Consequently the Company is not subject to material foreign exchange risk.

Price risk

The Company is not subject to any price risk.

(d)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest– bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended July 31, 2012.

The Company is not subject to any externally imposed equity requirements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Fair Value

The fair value of the Group's financial assets and liabilities approximate the carrying value. Due to their short-term nature, cash and cash equivalents are carried at a level 1 fair value. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

There were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments during the year ended July 31, 2012.

15.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. The date of transition is August 1, 2010 and as a result the fiscal 2011 comparative information has been adjusted to conform to IFRS.

Under IFRS 1, IFRS are applied retrospectively at the transition balance sheet with all adjustments to assets and liabilities as stated under Canadian GAAP ("CGAAP") recorded to retained earnings unless certain exemptions are applied. The Company has elected to take the following IFRS 1 optional exemptions:

to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

to apply the requirements of IFRS 2, Share–based Payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

to apply the requirement of IAS 39, Financial Instruments: Recognition and Measurement, prospectively to transactions entered into on or after the date of transition. Accordingly, flow-through share premium has been separated from share capital only when there was an outstanding obligation to incur eligible expenditures and to renounce them to investors on the Transition Date.

In preparing its opening IFRS balance sheet and financial statements for the year ended July 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with CGAAP.

Additionally, as the Company opted to change its presentation currency effective August 1, 2011 (note 2) a retroactive restatement was required for all previous periods. Prior to August 1, 2011 the Company was reporting under CGAAP guidelines and as such the comparative information was translated based on those guidelines, prior to transition to IFRS.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The translation was performed using average exchange rates for income and expenses and the closing rate at the balance sheet date for assets, liabilities and items related to equity. Share capital and accumulated deficit have been translated using historic rates. Resulting exchange differences were recognized within equity.

Reconciliation of previously reported financial statements

Previously, under CGAAP, certain entities were determined to be related parties; however under IFRS these entities no longer meet the definition of a related party.

An explanation of how the transition from CGAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

(a)	Reconciliation of Balance Sheet

As at August 1, 2010			Effect of
(date of transition to IFRS)			Transition
	CGAAP		to IFRS
	(US$)	CGAAP ($)	($)	IFRS ($)
ASSETS
Cash and cash equivalents	US$ 251,240	$258,526	$–	$258,526
Amounts receivable and prepaid expenses	12,873	13,291	–	13,291
Total current assets	264,113	271,817	–	271,817
Mineral property interests	1	1	–	1
Total assets	US$ 264,114	$271,818	$–	$271,818

LIABILITIES
Accounts payable and other liabilities	US$ 20,000	$21,118	$10,150	$31,268
Due to a related party	9,864	10,150	(10,150)	–
Total current liabilities	29,864	31,268	–	31,268

EQUITY
Share capital	21,269,046	29,407,744	–	29,407,744
Reserves	–	(323,287)	–	(323,287)
Accumulated deficit	(21,034,796)	(28,843,907)	–	(28,843,907)
Total equity	234,250	240,550	–	240,550

Total liabilities and equity	US$ 264,114	$271,818	$–	$271,818

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2011			Effect of
			Transition
	CGAAP		to IFRS
	(US$)	CGAAP ($)	($)	IFRS ($)
ASSETS
Cash and cash equivalents	US$ 82,315	$78,652	$–	$78,652
Amounts receivable and prepaid expenses	21,380	20,577	–	20,577
Total current assets	103,695	99,229	–	99,229
Mineral property interests	1	1	–	1
Total assets	US$ 103,696	$99,230	$–	$99,230

LIABILITIES
Accounts payable and other liabilities	US$ 40,833	$39,017	$3,146	$42,163
Due to a related party	3,293	3,146	(3,146)	–
Total current liabilities	44,126	42,163	–	42,163

EQUITY
Share capital	21,269,046	29,407,744	–	29,407,744
Reserves	–	(331,903)	–	(331,903)
Accumulated deficit	(21,209,476)	(29,018,774)	–	(29,018,774)
Total equity	59,570	57,067	–	57,067

Total liabilities and equity	US$ 103,696	$99,230	$–	$99,230

(b)	Reconciliation of Statement of Comprehensive Loss

Year Ended July 31, 2011			Effect of
			Transition
			to IFRS
	CGAAP (US$)	CGAAP ($)	($)	IFRS ($)
Expenses:
Legal, accounting and audit	US$ 55,172	$55,125	$–	$55,125
Office and administration	92,136	92,582	–	92,582
Regulatory, trust and filing	36,390	36,090	–	36,090
Shareholder communication	1,990	1,986	–	1,986
Net loss before the following	(185,688)	(185,783)	–	(185,783)
Interest income	1,597	1,598	–	1,598
Foreign exchange gain	9,411	9,318	–	9,318
Loss for the period	(174,680)	(174,867)	–	(174,867)
Currency translation difference	–	(8,616)	–	(8,616)
Total comprehensive loss	US$ (174,680)	$(183,483)	$–	$(183,483)

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Reconciliation of Statement of Cash Flows

Year Ended July 31, 2011				Effect of
				Transition
				to IFRS
	CGAAP (US$)		CGAAP ($)	($)	IFRS ($)
Cash flows from operating activities:
Loss for the year	US$ (174,680)	$		$–	$(174,867)
			(174,867)
Foreign exchange gain	–		(9,318)	–	(9,318)
Changes in non–cash working capital items:
Amounts receivable and other assets	(8,507)		(7,287)	(7,003)	(14,290)
Amounts due to related party	(6,571)		(7,003)	7,003	–
Amounts payable and other liabilities	20,833		17,899	–	17,899
Net cash used in operating activities	(168,925)		(180,576)	–	(180,576)

Net decrease in cash and cash equivalents	(168,925)		(180,576)	–	(180,576)
Effect of exchange rate fluctuations on cash held	–		702	–	702
	(168,925)		(179,874)	–	(179,874)
Cash and cash equivalents, beginning of year	251,240		258,526	–	258,526
Cash and cash equivalents, end of the year	US$ 82,315		$78,652	$–	$78,652

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

16.	EVENTS AFTER THE REPORTING PERIOD

(a)	Acquisition of Galaxie Project

On August 20, 2012, pursuant to an agreement dated July 27, 2012 ("Galaxie Purchase Agreement") involving Finsbury and an unrelated publicly-listed company, Bearclaw Capital Corp. ("Bearclaw"), the Company completed the acquisition of a 100% interest in the Galaxie Project, and terminated the Galaxie Earn-in Agreement. Bearclaw retains a 1% net smelter returns royalty, capped at aggregate payments of $7,500,000 (the "Galaxie Royalty Agreement").

Finsbury acquired the Galaxie Project from Bearclaw in 2011 and until the acquisition of the Galaxie Project by the Company, Finsbury was indebted to Bearclaw for a part of its purchase price. Pursuant to the Galaxie Purchase Agreement, the Company provided the following estimated consideration to Finsbury and Bearclaw that relieved Finsbury from its indebtedness to Bearclaw and transferred the ownership of the property to the Company:

	Payable to	Payable to
	Finsbury	Bearclaw	Total
Estimated fair value of the Company's shares issued
2,038,111 common shares to Finsbury, and 1,000,000 common shares to Bearclaw	$672,577	$330,000	$1,002,577
Cash payment	–	50,000	50,000
Convertible debenture	–	650,000	650,000

To be recognized as an exploration and evaluation expense	$672,577	$1,030,000	$1,702,577

The common shares issued to Finsbury and Bearclaw were valued at the fair market value at the date of issuance ($0.33 per common share).

The convertible debenture bears interest at a rate of 8% per annum (payable quarterly in arrears) and is convertible into the Company's common shares at an exercise price of $0.40 per share on or before maturity of the debenture on October 31, 2013. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.40 per share and the market price at the time of conversion.

Hotai Claims

The Hotailuh Slope mineral claims (the "Hotai Claims") comprise nine mineral claims totalling 3,846 hectares located in central British Columbia adjacent to, and forming part of, the Galaxie Project.

In July 2012, the Company entered into an option agreement (the "Option") with certain arm's length private parties (the "Optionors") to acquire a 100% interest in the Hotai Claims, subject to 2% net smelter returns royalty, capped at aggregate payments of $5,000,000. The Company has the right to acquire half of the royalty (1%) by making a cash payment of $1,000,000.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to the Option, in order to earn its interest in the Hotai Claims, the Company is required to spend $1,000,000 on the property within three years from the date of issuance of a Notice of Work (which was issued on August 23, 2012) and make certain scheduled payments to the Optionors as follows:

		Value of
	Cash	common shares
	payments	required to be
Payable on or before	required	issued	Status
August 1, 2012	$5,000	$5,000	Cash paid and shares issued
August 23, 2013	$10,000	$10,000
August 23, 2014	$20,000	$20,000
August 23, 2015	$20,000	$20,000

The value of common shares required to be issued are to be calculated using volume weighted- average market share price for the ten days prior to issuance. On August 1, 2012, 14,286 common shares were issued to the Optionors.

(b)	ZNT Project

After the reporting period, the Company staked an additional 61 mineral claims for a total of 80 minerals claims, located approximately 15 kilometres southeast of the town of Smithers, BC, in central British Columbia (the “ZNT Project”). The claim staking costs totalled approximately $50,665 for these additional claims.

(c)	Joint Venture Agreement

On November 1, 2012, the Company entered into a binding letter agreement with a publicly- listed company, Amarc Resources Ltd. ("Amarc") pursuant to which Amarc can earn up to a 50% interest in the Galaxie and ZNT Projects owned by the Company. The Company and Amarc have certain directors in common and both are subject to significant influence by HDSI (note 10(b)). The agreement is subject to regulatory approval and the parties intend to enter into more detailed definitive agreements.

The Company and Amarc have agreed that, upon Amarc earning its interest in the Galaxie and ZNT Projects, the Company will contribute to an unincorporated joint venture with Amarc its interest in the properties, including its obligations under the related acquisition agreements, the Galaxie Royalty Agreement, and the convertible debenture held by Bearclaw. The Company and Amarc have agreed that the Company will initially be the manager of the joint venture.

An initial 40% interest will be earned by Amarc by paying to Quartz Mountain $1,000,000 in cash and also funding $1,000,000 of exploration expenses, as defined in the agreements, to be incurred by Quartz Mountain on the Galaxie Project, prior to December 31, 2012. In November, Amarc advanced $1,950,000 to the Company. Should the Company fail to meet any of the conditions precedent in the letter agreement any exploration expenditures funded by Amarc will constitute a demand loan bearing interest at the CIBC prime rate plus 5% from the date of advance.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Upon earning an initial 40% interest, Amarc will have an option to earn an additional 10% (for a total of 50%) interest in these properties by funding $1,000,000 of exploration expenses to be incurred by Quartz Mountain on the Galaxie and ZNT Projects, prior to September 30, 2013. If Amarc chooses not to, or is unable to, exercise this option, its interest will remain at 40%, subject to customary dilution provisions.

ITEM 18	FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

Exhibit Number	Description of Exhibit	Note
1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.6	Articles	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.
4.2	Geological and Management Services Agreement between Hunter Dickinson Inc. and the Company dated June 1, 2008 and amended July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
4.1	Sale Agreement between Finsbury Exploration Ltd. and the Company dated July 27, 2012
4.3	Convertible Debenture Agreement between Bearclaw Capital Corp. and the Company dated August 20, 2012
4.4	Letter Agreement between Amarc Resources Ltd and the Company, dated November 1, 2012
6.1	Stock Option Plan approved by Shareholders on March 15, 2012
6.2	Audit and Risk Committee Charter
10.1.	Articles approved by Shareholders on March 15, 2012
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer
16B.1	Code of Ethics and Trading Restrictions

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Ronald W. Thiessen
Ronald W. Thiessen
President and Chief Executive Officer

Dated: November 29, 2012