Form 20-F
period 2013-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2013-11-29
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[    ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2013

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

Trevor Thomas, Corporate Secretary
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

27,299,513 common shares as of July 31, 2013

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

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

Except as noted, the information set forth in this Annual Report is as of November 22, 2013, and all information included in this document should only be considered correct as of such date.

Certain terms used herein are defined as follows:

ICP	Inductively coupled plasma (ICP) mass spectrometry is a type of mass spectrometry which is capable of detecting metals and several non-metals at concentrations as low as one part per trillion.
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

Induced Polarization (IP) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro- conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has a high content of quartz.

Epithermal Deposit	Gold, gold-silver or silver deposits, some also include important base metals; occurring as narrow vein to large low grade disseminated deposits.
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

Net Smelter Return (NSR)	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet-hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
Skarn Deposit	Sulphide-bearing deposits formed at the contact zone between granitic intrusions and carbonate sedimentary rocks.
Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	0.621	= miles (5,280 feet)
grams	0.032	= troy ounces
tonnes	1.102	= short tons (2,000 lbs)
grams per tonne	0.029	= troy ounces per ton

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

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2013 and July 31, 2012, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”). The Company’s consolidated financial statements have been prepared in accordance with IFRS-IASB for the first time for the fiscal year ended July 31, 2013, together with comparative consolidated financial statements for the prior fiscal year also in accordance with IFRS-IASB. Pursuant to SEC Release 33-8567 this information is presented solely for these three years, and information based on US GAAP is not provided. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with these consolidated financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Results for the period ended July 31, 2013 are not necessarily indicative of results for future periods.

The selected financial data of the Company for the fiscal years 2013, 2012 and 2011 was derived from the consolidated financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

	Year ended July 31, 2013	Year ended July 31, 2012	Year ended July 31, 2011
Sales revenue	$–	$–	$–
Loss from operations	$3,458,827	$3,587,805	$174,867
Loss and comprehensive loss	$3,458,827	$3,587,805	$183,483
Basic and diluted loss per common share	$0.13	$0.20	$0.01
Dividends per share	–	–	–
Working capital	$(1,743,116)	$911,035	$57,066
Total assets	$2,469,814	$2,821,289	$99,230

	Year ended July 31, 2013	Year ended July 31, 2012	Year ended July 31, 2011
Shareholder’s equity	$(723,182)	$989,036	$57,067
Shares outstanding	27,299,513	22,032,793	13,399,422

Currency and Exchange Rates

On November 22, 2013 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.0535. Exchange rates published by the Bank of Canada are, available on its website www.bankofcanada.ca, nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian dollars per U.S. dollars.

	For year ended July 31 (Canadian Dollar per U.S. Dollar)
	2013	2012	2011	2010	2009
End of Period	$1.0287	$1.0014	$0.9538	$1.0290	$1.0790
Average for the Period (1)	$1.0070	$1.0084	$0.9930	$1.0486	$1.1758
High for the Period	$1.0576	$1.0604	$1.0642	$1.1079	$1.3000
Low for the Period	$0.9710	$0.9980	$0.9449	$0.9961	$1.0253

(1) The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
Month	High	Low
July 2013	$1.0576	$1.0261
June 2013	$1.0532	$1.0170
May 2013	$1.0371	$1.0023
April 2013	$1.0270	$1.0072
March 2013	$1.0314	$1.0156

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company currently has a limited number of mineral properties and there can be no assurance that the Company will, if needed, be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its current properties and any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as its current properties, or any other properties the Company may acquire commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company’s current properties and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it will retain any cash resources and potential future earnings for the future operation and development of the Company's business.

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

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development of the Company's projects.

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

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations applicable to the Company’s operations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically reevaluated at that time.

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

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operations and its business.

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

Land Claims

In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title. All of the mineral claims in the Company’s projects are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or, title or undefined rights under historic treaties. Nevertheless, potential overlaps between the Company’s properties and existing or asserted aboriginal interests, rights, claims or, title, or undefined rights under historic treaties may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims, title or undefined rights under historic treaties.

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

Market for the Company's Securities

The Company's common shares were quoted on NASDAQ SmallCap Market in the United States from September 17, 1987 until May 12, 1994, when the Company ceased to meet the SmallCap Market's minimum listing requirements. The Company's common shares were also listed on the Toronto Stock Exchange until November 10, 1994, when it ceased to meet the Exchange's minimum listing requirements. Prior to November 15, 1989, the shares were also listed on the Vancouver Stock Exchange (a predecessor to the TSX Venture Exchange). The Company voluntarily surrendered its listing on the Vancouver Stock Exchange at that time.

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

On December 23, 2003, the Company was reclassified as a Tier 2 company on the TSX Venture Exchange. On February 17, 2005, the Company transferred its listing to NEX, a separate board of the TSX Venture Exchange established in 2003 to provide a new trading forum for listed companies that had fallen below the TSX Venture Exchange's continued listing standards, due to low levels of business activity.

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

The Company's Business Strategy and Principal Activities

Quartz Mountain is in the business of exploring and developing mineral properties. The Company’s current activities are primarily focused in British Columbia, Canada, where it has assembled a portfolio of projects through option or purchase agreements and ground staking. Exploration activities on the properties are primarily focused on ascertaining whether the properties host commercially viable mineral deposits.

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

The Company sold the Quartz Mountain gold property during 2002, to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively "Seabridge"). Seabridge subsequently changed its name to Seabridge Gold Inc. At closing, Quartz Mountain received 300,000 Seabridge common shares, 200,000 Seabridge common share purchase warrants, US$100,000 and a 1% NSR from any future production on the Quartz Mountain gold property. The Seabridge warrants were exercised and all Seabridge common shares held by the Company have been sold. The Company's interest in the Quartz Mountain gold property is limited to the 1% NSR royalty. The Company does not expect to generate any royalty revenue from the Quartz Mountain gold property (renamed "Angel's Camp" by its subsequent owners) for several years, and it is not known at this time when any mining will commence, if at all, on that property.

Following the sale of the Quartz Mountain gold property, the Company continued in its efforts to find a suitable mineral property for potential acquisition and exploration during the period of 2002 to 2011.

In December 2011, the Company acquired an option to earn a 100% interest in the Buck gold-silver property near the town of Houston in central British Columbia (the “Buck Project”). Concurrently with the Buck Project acquisition, the Company completed a $4.2 million private placement financing and began trading on the TSX Venture Exchange. Exploration programs were carried out at Buck in 2011 and 2012, confirming targets. Difficult financing conditions for junior companies in 2013 necessitated that the Company limit its exploration expenditures and prioritize its property holdings. As a result, Quartz Mountain terminated its option on the Buck Project in July 2013.

In August 2012, the Company acquired 100% of the Galaxie copper-gold property in northwestern British Columbia (the “Galaxie Project”), and carried out exploration programs in 2012 at five new prospects within the property as well as at the Gnat porphyry copper deposit.

Quartz Mountain acquired the ZNT Project by utilizing British Columbia’s on-line mineral tenure system in 2012. The ZNT Project is located 15 kilometers southeast of the town of Smithers, British Columbia. Exploration in 2012 and 2013 has identified potential for the discovery of a bulk tonnage silver deposit at ZNT.

The Company also staked the Karma Project, located in central British Columbia, by the on-line mineral tenure system in 2012. The Company carried out an initial exploration program in 2012 and then allowed the claims to lapse.

In November 2012, Quartz Mountain entered into an option and joint venture agreement with Amarc Resources Ltd. (“Amarc”) pursuant to which Amarc could earn a 40% ownership interest, with an option to acquire an additional 10% ownership interest, in the Galaxie and ZNT Projects. Amarc gained an initial 40% interest in the Galaxie and ZNT Projects by funding a drilling program at Gnat porphyry copper deposit at the Galaxie Project in late 2012.

In June 2013, Quartz Mountain and Amarc entered into an amendment agreement through which Amarc had an option until October 31, 2013 to earn a 60% interest in each of the ZNT and Galaxie properties, by making certain property expenditures. Amarc earned a 60% interest in the ZNT Project but earned only a 40% interest in the Galaxie Project.

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

C.	MINERAL PROPERTIES AND EXPLORATION ACTIVITIES AND PLANS

The location of Quartz Mountain’s Galaxie and ZNT projects is shown on the map below.

Galaxie Project, Northwestern British Columbia

Agreements

Sale Agreement with Finsbury Exploration Ltd.

In August 2012, Quartz Mountain completed the acquisition of a 100% interest in the Galaxie Project from Finsbury Exploration Ltd (“Finsbury”), a Non-Arm’s Length Party, through a sale agreement (the “Sale Agreement”) dated July 27, 2012. The Galaxie Project-area, acquired from Finsbury, included an area of 1,488 square kilometers, comprised of three mineral claims totalling 1,294.3 hectares (the “Gnat Pass Property”) and the surrounding mineral claims staked by Finsbury to that time.

Pursuant to the terms of the Sale Agreement, Quartz Mountain issued 2,038,111 shares to Finsbury and assumed the rights and obligations of Finsbury under a mineral property purchase agreement (the “Bearclaw Agreement”) on the Gnat Pass Property between Finsbury and Bearclaw Capital Corp. (“Bearclaw”). Quartz Mountain also assumed the rights and obligations under an NSR Royalty Agreement which requires the payment to Bearclaw of a 1% NSR royalty on the Gnat Pass Property up to a maximum of $7,500,000.

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

Acquisition of Hotai Claims

Quartz Mountain acquired a 100% interest in nine mineral claims, totalling 3,846 hectares, that are adjacent and to the south of and the Galaxie Project from Crucible Resources Ltd. and Michael Rowley (together, the “Hotai Vendors”) through a mineral property sale and purchase agreement (the “Hotai Agreement”) dated as of July 27, 2012.

Initial surveys were carried out at Hotai in 2012 and follow up work done in 2013. Following review of the results, the option on the Hotai claims was terminated in September 2013.

Quartz Mountain and Amarc Joint Venture on Galaxie and ZNT

Quartz Mountain and Amarc Resources Ltd. (“Amarc”) entered into a binding letter agreement (“Letter Agreement”) dated November 1, 2012, pursuant to which Quartz Mountain would grant to Amarc an initial 40% ownership interest in the Galaxie and ZNT Projects, upon Amarc making a cash payment of $1 million to Quartz and funding $1 million in exploration expenditures to be incurred by Quartz Mountain relating to the Galaxie Project on or before December 31, 2012 (completed).

On June 27, 2013, the Company entered into an amendment agreement (the "Amendment") whereby, among other things, the Galaxie ZNT Project was divided into two separate joint ventures, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint venture will continue to be governed by the terms of the previously executed agreement. Under the Amendment, Amarc had an option, until October 31, 2013, to increase its interest in each of the ZNT Joint Venture and the Galaxie Joint Venture from its current 40% interest to a 60% ownership interest by funding exploration expenditures of $210,000 and $235,000, respectively. Amarc was appointed manager of both joint ventures.

In November 2013, Amarc completed expenditures to earn a 60% interest in the ZNT Joint Venture. Amarc also advised that it expected to remain at a 40% interest in the Galaxie Joint Venture. Amarc returned operatorship of Galaxie and ZNT to Quartz Mountain.

Quartz Mountain has also transferred to the Galaxie Joint Venture its obligation under the Debenture security issued to a former owner of the Gnat Pass Property. The Gnat Pass Property is subject to a 1% net smelter returns royalty, capped at aggregate payments of $7.5 million, retained by an arm's length party.

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby the Galaxie Joint Venture made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000. The interest rate was increased to 10% per annum, and the maturity date was extended to October 31, 2014.

Location, Access and Local Resources

The Galaxie Project is located on Highway 37, approximately 24 kilometers south of Dease Lake, BC. The Project area currently consists of mineral claims covering an area of approximately 1,165 square kilometers.

Paved Highway 37 passes through the center of the Galaxie Project and provides year-round direct access to the adjacent project area, including the Gnat Pass Property. Other parts of the Galaxie Project can be accessed by helicopter.

The operating season for surface exploration is from early June through to early October. Because of its close proximity to Highway 37, diamond drilling activities at the Gnat deposit, within the Gnat Pass Property, can be carried out throughout the year.

Dease Lake (population of about 600) offers an array of services, including motel accommodations, food, fuel, a variety of small equipment operators, post office, health clinic and government services. Mining and exploration make up the most substantial industry. Regional Power manages the off-grid Dease Lake Generating Station, located about 30 km west of Dease Lake. The facility supplies the entire energy load for the community of Dease Lake. A new 287-kilovolt transmission line, extending 344 kilometers from the existing Skeena substation south of Terrace to a new substation near Bob Quinn Lake, about 180 kilometers by road south of Dease Lake, is currently being constructed. It will supply the new mine development under construction at Red Chris by way of a spur line at Bob Quinn Lake.

Property Description

The Galaxie Project is comprised of claims acquired through the sale agreement described above and also some additional claims staked by Quartz Mountain. Some of the originally purchased claims were allowed to expire and new adjacent claims were staked by Quartz Mountain. Names and expiry dates for the claims, which currently comprise the 1,165 square kilometer project-area, are summarized below:

Property	Claim Name	Expiry date
Gnat Pass	Tenure # 512878 (no name)	Aug 17, 2016
Gnat North
Gnat 3
Galaxie Claims	Hot 1-33, 34 (1014099), 34 (1014104)

Stu 001-012, 13, 014-024, 050, 055-060, 063-064, 068-070, 074, 077- 078, 080-089, 155, 157-158, 161-162, 168, 171-174, 178-181, 228- 237, 240-241, 246-247, 250-260, 276-289 (880610), 300-302, 372 (942614), 372 (983855), 373 (983863), 374 (983874), 373 (991847), 374 (991824), 374 (983876), 375-388

Stu 025-049, 051-054, 062, 066, 071, 075-076, 079, 090-097, 136-154, 156, 159-160, 175, 182, 186-190, 223-227, 238-239, 242-245, 248- 249, 262-273, 289 (880909)-299, 303, 308-312, 314-315, 317, 319 (940641), 319 (940649), 320-341, 370

July 28, 2015
	Stu 393	Feb 27, 2014
	Stu 394-396	May 4, 2014
	Stu 398-399	Aug 29, 2014

Work done in 2013 can be applied to retain claims coming due during the 2014 fiscal year.

Geological Setting

The Galaxie Project is underlain mainly by volcanic, intrusive and lesser sedimentary rocks of the Middle Triassic to Lower Jurassic Stikine Terrane which, elsewhere in northern British Columbia is known to host the large Red-Chris, Schaft Creek, Galore and KSM and Snowfield porphyry deposits.

Upper Triassic Stuhini Group volcanic rocks and a quartz feldspar porphyry dike complex host the Gnat copper deposit. The Gnat deposit is located near to the northern contact of the Late Triassic to Middle Jurassic, multiphase Hotailuh Batholith-Three Sisters Pluton intrusive complex, which occupies most of the remainder of the Galaxie project-area and hosts a number of base and/or precious metals prospects and showings.

Exploration and Development History

The first record of exploration in the Gnat Pass Property area was in 1960 when prospecting work by Cassiar Asbestos Corporation discovered copper mineralization in the vicinity of Lower Gnat Lake. Since that time, at least nine companies have explored the property completing geological mapping, rock, soil and stream sediment geochemical sampling, magnetic and induced polarization (IP) geophysical surveys and diamond drilling during the periods of 1960-1971, 1990-1996 and in 2005. Most of the historical work focused on the Gnat deposit, and occurrences in the vicinity.

During the period 1965-69, previous operators completed 18,390 meters of diamond drilling in 110 holes in this area. Most of this historical drilling was carried out in the Gnat deposit over an area measuring about 600 meters by 600 meters, down to a maximum depth of about 300 meters below surface. The result of a historical estimate of the “indicated reserves” in the Gnat deposit was reported in 1972.

Past work on other mineral occurrences on the Galaxie Project area includes:

  At Hu, during the period 1969 to 2007, several mining companies carried out: silt, soil and rock geochemical sampling; geological mapping; Induced Polarization (IP) and ground magnetic surveys; and 22 bulldozer trenches.

  At Disco, Stikine Moly and Stikine, during the period 1970-79, two companies carried out: silt, soil and rock geochemical sampling; geological mapping; IP, ground magnetic and VLF surveys; and limited hand trenching and test-pitting.

  At Nup, during the period 1970 to 2008, six mining companies and one individual carried out: silt, soil and rock geochemical sampling; geological mapping; IP and ground magnetic surveys; and limited hand trenching and test-pitting. Three diamond drilling programs (14 holes) tested porphyry molybdenum+/- copper showings and soil geochemical anomalies.

  At Pat, during the period 1971-76, two companies carried out: grid soil surveys; IP and ground magnetic surveys; and a refraction seismic survey.

In September 2011, Finsbury completed a first-pass reconnaissance prospecting and geochemical silt, soil and rock sampling program within a number of target areas in the Galaxie Claims area. Much of the work was outside of known areas of mineralization, but some work did overlap with known mineral occurrences, including some of those listed above. A total of 486 silt, 912 soil and 35 rock grab samples were collected.

Sample Preparation and Analyses for 2012-2013 Programs

Silt samples are comprised of fines material taken from the active part of streams. Sample protocols for soil samples were similar to those for silt samples. For soil samples, “B” horizon material was collected at most sites; in disturbed areas, the top of the “C” horizon was the preferred sample medium with surface material or buried organic materials avoided as well as larger rock fragments, with an average sample size of about 500 grams. For both soils and silts, sample material was placed into a standard kraft sample bag and the location was marked by a survey ribbon. Rock samples were collected as a composite or select grabs of variably mineralized, altered and/or iron-stained rock chip material. About 2-3 kilograms of sample material was placed into a plastic bag, identified by an assay ticket and secured with a nylon cable tie.

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

Rock samples were packed in a secure container and also shipped to Acme’s preparation lab in Smithers, B.C. Entire rock samples were crushed to 80% passing 10 mesh, from which a 250 gram split was taken, and shipped to Acme’s laboratory in Vancouver where the sub-samples were pulverized to 85% passing 200 mesh (0.075 mm or 75 microns). Then 15 gram splits were analyzed for gold and multi-elements by acid digestion ICP methods.

All soil, silt and rock samples in the 2013 program were prepared at the Acme Laboratories in Smithers or Vancouver and analyzed using their 36 element aqua regia digestion ICP/MS package at the Vancouver, Canada facility. Rock chip samples >10,000 ppm Zn were also analyzed by 4 acid digestion ICP-AES finish.

Acme is ISO 9001:2005 certified for the provision of assays and geochemical analysis.

Quality assurance/quality control (“QA/QC”) samples were done at the laboratory. QA/QC samples were inserted as flows: 1 blank for every 30 regular samples, 1 standard for every 30 regular samples and 1 duplicate for every 20 regular samples.

Recent Work

Work in 2012

In 2012, Quartz Mountain completed extensive exploration work on seven IP/soil grids and two target areas throughout the Galaxie Project-area (see below). Totals of 182 silt, 6,155 soil and 498 rock samples were collected and 308.5 line-km of IP surveys were completed on the grids. Additionally, two holes were drilled at the Gnat deposit under the earn-in agreement with Amarc.

Gnat Deposit

In 2012, Quartz Mountain relogged historical drill holes and carried out geological mapping in the Gnat deposit-area. The Company also completed two deep diamond drill holes totaling 1,164 meters in the Gnat deposit to test for continuation of copper mineralization beneath the historical reserve estimate. Hole GT12001 intersected two intervals of significant copper mineralization, including 56 meters grading 0.44% Cu, well below the extent of the historical estimate, demonstrating that porphyry-style copper mineralization in the Gnat deposit extends over a known vertical range of about 500 meters. In their lower portions, both h holes encountered a major thrust fault which has structurally superimposed older deposit host rocks over younger, Hazelton Group sedimentary rocks.

Geological mapping in the Gnat deposit area identified porphyry-style hydrothermal alteration characterized by occurrences of k-feldspar veining and flooding, tourmaline in veins or breccia bodies and chalcopyrite mineralization over a west-northwest trending zone measuring about 3.5 kilometers long by 700 meters to 1,000 meters wide. Contained within this large 'hydrothermal footprint' are the Creek Zone and Moss copper prospects, the two main known mineralized zones outside of the Gnat deposit area (see figure below).

There is considerable room to explore for new zones of copper mineralization at moderate to greater depths in portions of the Gnat deposit, in the Creek Zone and Moss prospect areas, and elsewhere along the 3.5 kilometer-long zone of porphyry-style hydrothermal alteration. Mineralization may include porphyry-type deposits or more constrained, but possibly higher grade, mineralized breccia bodies.

Other Targets

A review of the 2012 analytical data and the accompanying IP survey results resulted in the identification of several early to mid-stage target areas. Ground surveys were undertaken in 2013 to follow-up on the Hotai, Hu and Lode targets (see Work in 2013).

Other high priority targets include:

Pallen North

The geological, geochemical and geophysical signature in the grid area is suggestive of the presence of a calc-alkalic copper-molybdenum mineralized center haloed by vein-style polymetallic mineralization or the contact setting of the Pallen Creek Pluton intruding Stuhini Group country rocks. The presence of strongly anomalous copper-in-rock values associated with k-feldspar altered diorite and monzonite in the northern part of the target area is encouraging and may be indicative of additional porphyry-type potential.

Dalvenie East

Preliminary prospecting of two gossans in the target-area was successful in locating encouraging copper mineralization in chalcopyrite +/- bornite veins up to 10 cm wide, hosted in chlorite-altered diorite to monzodiorite wall rocks. Narrow k-feldspar alteration envelopes surrounding the veins also contain chalcopyrite and bornite. Magnetic signatures at Dalvenie East suggest that regional-scale faults, or subsidiary faults related to them, could control vein-type or fault-controlled copper-gold mineralization similar to that seen at the nearby Dalvenie prospect.

Work in 2013

Integrated exploration surveys completed in 2012 by Quartz Mountain delineated four porphyry copper targets in the Hu and Hotai areas and a silver skarn target at the Silver Lode play for ground follow-up.

Amarc completed programs at Hu, Hotai and Silver Lode in 2013 as part of its earn-in obligations under the amended joint venture agreement on Galaxie. The 2013 programs included geological mapping, 10 line kilometersof IP ground geophysical surveying and collection of 96 rock and 246 soil geochemical samples. No immediate drill targets were identified.

A series of alkali intrusions which are known to be the principal hosts in the Stikine-Iskut porphyry belt for porphyry copper-gold deposits were observed during the 2013 program around the Hu target. Although Amarc plans no further work, the potential at Hu and a number of other remaining target-areas identified during Quartz Mountain’s 2012 program, warrant further exploration.

ZNT Project

Location and Property Description

The ZNT Project is located in central British Columbia, some 15 kilometers southeast of the town of Smithers, BC. The property consists of mineral claims owned 40% by Quartz Mountain and 60% by Amarc Resources Ltd. (for additional details on ownership, see Agreement with Amarc Resources Ltd under the Galaxie Project above).

Claim expiry dates are as follows:

Claim Name	Expiry
ZNT 01-21	August 06, 2016
ZNT 81-84	Nov 28, 2013

The claims coming due in the current year will be allowed to lapse, with the remaining 21 claims covering an area of approximately 102 square km.

History

The ZNT property was staked by Quartz Mountain in 2012 on the basis of significant zinc and gold values in regional till samples, as well as copper and silver mineral occurrences as reported by Geoscience BC and the provincial government surveys, respectively.

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

The project-area is dominated by Lower Jurassic calc-alkaline volcanic rocks of the Hazelton Group (Telkwa Formation). A three kilometer wide belt of coarse clastic sedimentary rocks of the Skeena Group (Red Rose Formation) trends northwesterly across the eastern portion of the claim area. Middle to Upper Cretaceous Bulkley Intrusions and coarse clastic sedimentary rocks of the Skeena Group (Kitsuns Creek Formation) occur at the western edge of the property.

Sample Preparation and Analyses for 2012-2013 Programs

For details on analytical procedures, see the Galaxie Project above.

Recent Work

Work in 2012

A successful initial reconnaissance 256-sample soil geochemical program in 2012 was carried out by Quartz Mountain and followed by a detailed 2,223-sample soil geochemistry grid and a 20 line-kilometer IP geophysical survey. A high-contrast, 1,800 meter by 1,200 meter silver-zinc anomaly was defined within an open-ended anomalous trend. This significant silver anomaly is, in part, coincident with an extensive IP chargeability anomaly indicating the presence of a new large-scale mineralizing system.

Work in 2013

Programs in 2013 were carried out by Amarc under the ZNT Joint Venture. Initially, a pitting and trenching program was done, designed to further refine the target identified in 2012. Some 170 rock and 36 soil geochemical samples were collected from 62 pits and trenches. Integration of the data from these surface programs defined a sizable silver deposit-target hosted by volcanogenic sandstones.

The silver deposit-target was tested by drilling. A 600-meter, 2-hole drill program was completed, which indicated a limited extent to the prospective host rock package and did not encounter economic mineralization.

Other Properties

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

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

In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, then to Golden Predator Corporation, and is now named Americas Bullion Royalty Corp (TSX:AMB).

In April 2012, Orsa Ventures Corp. (“Orsa”) (TSX-V: ORN) exercised its option to acquire all of Seabridge's remaining undivided 50% beneficial joint venture interest in the Angel's Camp property. In March 2013, Orsa announced it had entered into an agreement with Americas Bullion Royalty Corp. to acquire, over a number of years, the 50% of Angel’s Camp that it did not own. Additionally, in March 2013 Orsa announced that it had received regulatory approval for, and fulfilled closing requirements for the joint venture purchase agreement with Americas Bullion Royalty Corp. to acquire their 50% joint venture interest in the Angel's Camp Property.

After the reporting period, in September 2013, Alamos Gold Inc. reported the completion of the acquisition of all of the issued and outstanding common shares of Orsa Ventures Corp.

D.	ORGANIZATIONAL STRUCTURE

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada, and conducts most of its business affairs through its Canadian parent entity.

The Company has one inactive wholly-owned subsidiary, Wavecrest Resources Inc., a Delaware corporation.

E.	PROPERTY, PLANT AND EQUIPMENT

The Company has no material tangible fixed assets, such as mining equipment or plant facilities.

F.	CURRENCY

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated (see Item 3 for exchange rate information).

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

The Company currently has two active exploration projects. Accordingly, during the fiscal year ended July 31, 2013, the Company's activities primarily involved the acquisition, planning and execution of initial exploration activities of the Galaxie Project and also initiation of an exploration program on the ZNT Project. As Quartz Mountain is an exploration stage company, it does not have any revenues from its operations to offset its expenditures. Accordingly, the Company's ability to continue its exploration activities will be contingent upon receiving additional financing.

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2013 and 2012 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"). These financial statements are the Company's first financial statements prepared in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

A.	OPERATING RESULTS

Comprehensive loss for the year ended July 31, 2013 vs. 2012

The Company recorded a loss from operations of $3,459,000 in the current year compared to a loss from operations of $3,588,000 in the prior fiscal year.

Exploration costs increased in the current year as the Company advanced exploration activities on the Galaxie Project (including Hotai Claims) and the ZNT project independently beginning in August 2012 through December 2012 and from then on as a 60% partner in relation to the Letter Agreement (Section 1.2.1) . Additionally, the Company was required to make cash and share payments in relation to acquisition of the Hotai and ZNT claims.

The following tables provide a breakdown of exploration costs incurred during the year ended July 31, 2013 and 2012:

Year Ended July 31, 2013
Exploration and evaluation costs	Buck	Galaxie	Hotai	Karma	ZNT	Other (i)	Total
Assaying	$27,296	$239,526	$16,976	$20,075	$55,035	$1,020	$359,928
Drilling	–	265,336	–	–	–	–	265,336
Environmental	–	122	–	–	488	–	610
Engineering	8,424	9,044	–	4,050	–	–	21,518
Geological	43,521	1,331,104	132,127	5,612	176,547	(128,641)	1,560,270
Graphics	7,412	18,913	1,615	1,615	8,899	9,010	47,464
Property fees	125	15,590	14,555	–	53,692	–	83,962
Site activities	26	626,914	9,083	3,445	71,346	12,524	723,338
Socioeconomic	8,659	12,016	725	3,562	7,230	2,141	34,333
Helicopter	–	632,568	57,997	–	–	–	690,565
Travel	861	74,840	1,271	835	15,310	–	93,117
Total	$96,324	$3,225,973	$234,349	$39,194	$388,547	$(103,946)	$3,880,441

(i)	Recorded under geological expenses are cost recoveries pertaining to Mineral Exploration Tax Credits from the provincial government of British Columbia

The following table provides a breakdown of the administration costs incurred:

Administration costs	2013	2012
Legal, accounting and audit	$61,634	$301,641
Office and administration	123,215	70,140
Salaries and benefits	1,038,364	686,358
Shareholder communication	50,541	28,097
Travel	40,197	31,357
Trust and filing	45,371	48,659
Total	$1,359,322	$1,166,252

In the prior year, legal and administrative costs related to the reactivation of the Company, moving from the NEX Exchange to the TSX-V, and legal costs related to acquiring the options on the Buck and Galaxie (including the Hotai Claims) Projects resulted in higher administration costs.

In the current year, salaries and benefits increased in support of exploration activities as the Company advanced work on the Galaxie and ZNT Projects.

In the current fiscal year, the Company expensed stock options to employees and directors for $211,000 compared to $381,000 in the same comparative fiscal year.

Comprehensive loss for the year ended July 31, 2012 vs. 2011

The Company recorded a loss from operations of $3,588,000 in the current year compared to a loss from operations of $175,000 in the prior fiscal year due mainly to higher exploration and evaluation expenses incurred (discussed below).

The increase was due to the commencement of exploration activities.

In the fiscal year ended July 31, 2012, the Company made payments of cash and shares pursuant to an option agreement to acquire the Buck Property and Hotai Claims, claim staking costs for the Galaxie and Karma properties, and geological and site activities for the Buck, Galaxie (including the Hotai Claims) and Karma Properties. Prior to December 2011, the Company was largely inactive and did not have any significant exploration activities during fiscal 2011.

Year Ended July 31, 2012

Exploration and evaluation costs	Buck	Galaxie	Hotai	Karma	Other	Total
Assaying	$45,963	$2,696	$–	$1,998	$2,088	$52,745
Engineering	8,400	–	–	–	–	8,400
Environmental	1,375	–	–	–	–	1,375
Geological	329,108	288,152	13,280	225,603	14,374	870,517
Graphics	9,741	702	312	624	1,627	13,006
Helicopter	–	100,914	–	–	–	100,914
Property fees	889,044	1,518	–	16,944	3,313	910,819
Site activities	31,595	89,928	6,200	14,201	1,620	143,544
Socio economics	77,969	2,410	1,365	7,842	60	89,646
Travel	13,978	31,210	–	9,943	553	55,684
Total	$1,407,173	$517,530	$21,157	$277,155	$23,635	$2,246,650

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

The following table provides a breakdown of the administration costs incurred:

Administration costs	2012	2011
Legal, accounting and audit	$301,641	$55,125
Office and administration	70,140	19,784
Salaries and benefits	686,358	72,798
Shareholder communication	28,097	1,986
Travel	31,357	–
Trust and filing	48,659	36,090
Total	$1,166,252	$185,783

In the fiscal year ended July 31, 2012, the Company expensed stock options to employees and directors amounting to $381,000 compared to nil in the same comparative fiscal year.

B.	LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At July 31, 2013, the Company had cash and cash equivalents of $0.7 million and a working capital deficit of $1.7 million. Of the total short-term liabilities of $2.6 million at July 31, 2013, $2.4 million was payable to Hunter Dickinson Services Inc. ("HDSI"), a related party.

To address its working capital deficit at July 31, 2013, the Company has received a confirmation from HDSI that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to December 31, 2014.

Management believes that its liquid assets at July 31, 2013 are sufficient to meet its known obligations falling due in next 12 months and to maintain its mineral rights in good standing for this next 12 month period.

Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures and will rely on short term borrowings to finance its minimum expenditure requirement until additional funds can be raised through financing activities.

Recently, general market conditions for junior resource companies have deteriorated and have resulted in depressed equity prices for resource companies, despite higher commodity prices. Although the Company was able to successfully complete private placements in each of December 2012 and December 2011, the deterioration in market conditions could potentially increase the cost of obtaining capital or limit the availability of funds in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on our business and reviewing our discretionary spending, capital projects and operating expenditures, and implementing appropriate cash and cash management strategies.

Debenture

In August 2012, pursuant to the Sale Agreement relating to the Galaxie Project, the Company issued a convertible debenture (the "Debenture") in the amount of $650,000 maturing on October 31, 2013, and bearing interest at a rate of 8% per annum (payable quarterly in arrears) to Bearclaw. The Debenture is convertible into the Company's common shares at a conversion price of $0.40 per share at any time before its expiry.

As part of the Galaxie and ZNT Letter Agreement (Section 1.2.1), the Company transferred into the joint arrangement, among other items, 40% of its obligations under the $650,000 convertible debenture.

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby among other things, the Company made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

Interest payments for the Debenture are payable quarterly in arrears and the Debenture is convertible into the Company's common shares at an exercise price of $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.15 per share (previously $0.40 per share) and the market price at the time of conversion.

Capital Resources

In December 2012, the Company completed a non-brokered private placement of 2,214,323 common shares, of which 1,752,409 were flow-through common shares issued at a price of $0.30 per share and 461,914 were non-flow-through common shares issued at a price of $0.25 per share, for aggregate gross cash proceeds of $641,202. The Company incurred issuance costs of approximately $25,422, for net cash proceeds of $615,780.

In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds of the flow-through portion ($525,723) of the financing on CEE by December 31, 2013. As of October 31, 2013, substantially all of the required flow-through spending had been incurred.

The Company had no material commitments for capital expenditures as at July 31, 2013.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalent as follows:

	July 31, 2013	July 31, 2012
Shareholders’ equity	$(723,182)	$989,036
Less: Cash and cash equivalents	(706,393)	(2,450,451)
Total	$(1,429,575)	$(1,461,415)

As the Company continues to incur losses in support of the advancement of exploration activities on its projects, shareholders’ equity has come to be in a deficit position.

As a result of the Debenture, the Company's long-term debt increased from $nil to $0.36 million, representing a change in the Company’s capital structure. Refer to section 1.6 Liquidity for cost of borrowings and other details.

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

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, steadily increased until late 2011. The price of copper was variable in 2012. Following a downtrend early in 2013 that lasted until April, copper prices have been more variable, ranging between US$3.01/lb and US$3.36/lb.

The gold price was on an uptrend for over the five years to 2012. Prices have been volatile since that time, and include a significant downtrend in the first six months of 2013.

Silver prices were impacted by economic volatility in 2008-2009. An upward price trend began in 2010, and continued to late September 2011, with prices reaching as high as US$43/oz, and resulting in the average price in 2011 being the highest since 2008. Prices ranged between US$26/oz and US$35/oz between October 2011 and the end of 2012. Prices were on a downtrend from February to August 2013, but have stabilized since that time.

Average annual prices through 2012 as well as the average prices so far in 2013 for copper (Cu), gold (Au) and silver (Ag) are shown in the table below:

Calendar Year		Metal Prices (US$)
	Cu	Au	Ag
2008	$3.16/lb	$871/oz	$14.95/oz
2009	$2.34/lb	$974/oz	$14.70/oz
2010	$3.42/lb	$1,228/oz	$20.24/oz
2011	$4.00/lb	$1,532/oz	$36.58/oz
2012	$3.61/lb	$1,669/oz	$31.16/oz
2013 to date of this Annual Report	$3.35/lb	$1,422/oz	$24.17/oz

E.	OFF – BALANCE SHEET ARRANGEMENTS

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2013:

		Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$136,137	$136,137	$–	$–
Convertible debentures	600,000	–	600,000	–
Due to related parties	2,421,220	2,421,220	–	–
Total	$3,157,357	$2,557,357	$600,000	$–

At July 31, 2013, approximately $214,000 remained to be incurred on eligible Canadian Exploration Expenses (“CEE”) prior to December 31, 2013.

The Company has no material capital lease or operating lease obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5E and Item 5F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Ronald W. Thiessen (1952), President, Chief Executive Officer and Director

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation	Director	April 1996	June 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	June 2013
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Scott D. Cousens (1964), Chairman and Director

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Atlatsa Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	Present
Rockwell Diamonds Ltd.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

Robert A. Dickinson (1948), Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI, as well as a director and member of the management team of a number of the public companies associated with HDI. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the Britannia Mine Museum and a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Atlatsa Resources Corporation	Director and Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
	Director	November 2010	November 2012
Curis Resources Ltd.	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

James Kerr (1945), Director

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

David Mordant (1944), Director

Mr Mordant is the retired founder and CEO of an agricultural commodities trading business that was sold to a listed company. He has focused on commodity and stock market trading in local and international markets since 2002 and has been a guest commentator on CNBC on commodities and stocks.

Mr. Mordant has not, within the past five years, been a director or officer of any public companies.

Gordon Fretwell (1953), Director

Mr. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Bell Copper Corporation	Secretary	March 2001	May 2011
	Director	June 2001	April 2011
Benton Resources Corp.	Director	July 2003	Present
	Secretary	December 2003	Present
Continental Minerals Corporation	Director	February 2001	April 2011
Copper Ridge Explorations Inc.	Director/Secretary	September 1999	August 2009
Coro Mining Corporation	Director	June 2009	Present
Coro Resources Corp.	Director	January 2009	Present
Curis Resources Ltd.	Director	January 2011	Present
CVC Cayman Venture Corp.	Director	July 2010	November 2010
Frontera Copper Corporation	Director	February 2009	June 2009
Golden Dory Resources Corp.	Secretary	August 2008	Present
ICN Resources Ltd.	VP of Legal Services	December 2000	March 2009
	Secretary	March 2009	August 2010
	Director	July 2004	March 2009
International Royalty Corporation	Director	June 2003	February 2010
	Secretary	June 2003	February 2010
Asanko Gold Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present

Company	Positions Held	From	To
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
	Secretary	January 2003	December 2011
Rare Earth Metals Inc.	Secretary	December 2009	Present

Lena Brommeland, BSc (1967), Executive Vice President

Lena Brommeland has a BSc in geology and more than 20 years of experience in mineral project evaluation and on-site management of large-scale mineral projects, including the Pebble and Niblack projects both located in Alaska and the Prosperity project in BC.

Ms. Brommeland is, or was within the past five years, a director or officer of the following public companies:

Company	Positions Held	From	To
Rathdowney Resources Ltd.	Director	December 2011	Present
Quartz Mountain Resources Ltd.	Executive Vice President	February 2013	Present

Michael Lee, CA, CIA, CISA, CFE, PMP (1967), Chief Financial Officer

Michael Lee is a Chartered Accountant and has over 15 years of experience in the areas of governance, risk management and financial reporting, working primarily with Canadian and US public corporations.

Mr. Lee is, or was within the past five years, a director or officer of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Chief Financial Officer	February 2013	Present

Trevor Thomas, LLB (1967), Corporate Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in a private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Atlatsa Resources Corporation	Assistant Secretary	November 2007	March 2011
Continental Minerals Corporation	Secretary	February 2008	April 2011
Curis Resources Ltd.	Secretary	June 2013	Present
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	November 2009	September 2010
		June 2013	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012
Taseko Mines Limited	Secretary	July 2008	Present

B.	COMPENSATION

During the Company's financial year ended July 31, 2013, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $224,597.

Ronald W. Thiessen, President, Michael Lee, Chief Financial Officer, and Simon Beller, former Chief Financial Officer are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's most recently completed financial year is as set out below:

Name and principal position	Fiscal year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Ronald W. Thiessen (1) President and Chief Executive Officer	2013	66,129	Nil	Nil	Nil	Nil	66,129
	2012	28,875	Nil	22,188	Nil	Nil	51,063
Michael Lee (2) Chief Financial Officer	2013	20,500	Nil	Nil	Nil	Nil	20,500
	2012	Nil	Nil	Nil	Nil	Nil	Nil
Simon Beller (2) Chief Financial Officer	2013	24,375	Nil	Nil	Nil	Nil	24,375
	2012	43,750	Nil	22,188	Nil	Nil	65,938
Lena Brommeland Executive Vice President	2013		Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Mr. Thiessen was appointed as President and Chief Executive Officer on December 30, 2011.

(2)	Mr. Beller resigned as Chief Financial Officer on February 22, 2013. Mr. Lee was appointed Chief Financial Officer on February 22, 2013.

(3)	Ms. Brommeland was appointed as Executive Vice President on February 22, 2013.

During the fiscal year ended July 31, 2013, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year ended July 31, 2013 is as set out below:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Scott Cousens(2)(3)(5)	59,567	Nil	Nil	Nil	Nil	Nil	59,567
Robert A. Dickinson (2)(3)(4)	36,963	Nil	Nil	Nil	Nil	Nil	36,963
James Kerr (1)(4)(6)	27,210	Nil	Nil	Nil	Nil	Nil	27,210
David Mordant (1)(4)(7)	22,210	Nil	Nil	Nil	Nil	Nil	22,210
Gordon Fretwell (1)(8)	27,210	Nil	Nil	Nil	Nil	Nil	27,210

Notes:

(1)

On January 1, 2013 independent director fees were increased so that they would receive an annual fee of $16,450 for their services plus an additional $5,000 annually for holding the position of Committee Chair, and $3,000 annually for being a Committee Member. Prior to January 1, 2013, independent directors received an annual fee of $15,750 for their services plus an additional $5,000 annually for holding the position of Committee Chair, and $3,000 annually for being a Committee Member.

(2)	Mr. Dickinson resigned as Chairman (however remained as a Director) on November 22, 2012. Mr. Cousens was appointed as Chairman on November 22, 2012.

(3)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of time spent in respect of the Company's business.

(4)

Messrs. Dickinson, Kerr, and Mordant, were appointed Directors of the Company effective December 30, 2011. The former Directors (Rene G. Carrier, Brian Causey and Barry Coughlan) ceased to be Directors on December 30, 2011 and received no compensation in their roles as Directors in the year ended July 31, 2012.

(5)	Mr. Cousens is the Chairman of the Compensation Committee.

(6)	Mr. Kerr is the Chairman of the Audit and Risk Committee as well as a member of the Compensation Committee and Nominating and Governance Committee.

(7)	Mr. Mordant is a member of the Audit and Risk Committee and Nominating and Governance Committee.

(8)	Mr. Fretwell is the Chairman of the Nominating and Governance Committee as well as a member of the Audit and Risk Committee and Compensation Committee.

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement or similar benefits.

C.	BOARD PRACTICES

All directors were re-elected at the annual general meeting of the Company's shareholders held on January 15, 2013. Mr. Cousens was appointed as Chairman of the Board on November 22, 2012. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders, which is expected to be held in early 2014. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

Relevant Education and Experience

As a result of their education and experience, each member of the Audit and Risk Committee has familiarity with, an understanding of, or experience in the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves; reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; and an understanding of internal controls and procedures for financial reporting.

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

Relationship with Independent Auditor

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

The independent auditor shall report directly to the Committee.

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

  the independent auditor’s internal quality-control procedures;

  any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

  any steps taken to deal with any such issues; and

  all relationships between the independent auditor and the Company.

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

Financial Statement and Disclosure Review

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

  all critical accounting policies and practices used by the Company;

  all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and, other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

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

The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including:

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

Compliance and Oversight

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

If required, the Committee shall annually review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein, and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

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

The Committee shall exercise oversight with respect to anti-fraud programs and controls.

Related Party Transactions

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

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

At November 22, 2013 the Company has no employees and has contracted staff on an as-needed basis in British Columbia, Canada. The directors of the Company primarily administer the Company's functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

The Company does, from time to time, directly hire local resident workers for field activities, on engagements of a few weeks at a time. In fiscal 2013, no such employees were hired; in fiscal 2012 three employees worked for several weeks, and in fiscal 2011 no such employees were engaged.

E.	SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at November 22, 2013, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 4,809,755 common shares or 17.6% .

As at November 22, 2013, the Company's directors and officers beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned (1)(3)	As a % of outstanding common shares
Lena Brommeland	215,334 common shares 19,500 options (4)	0.8%
Scott Cousens	147,177 common shares 60,000 options (3)	0.5%
Robert A. Dickinson	2,171,730 common shares (2) 60,000 options (3)	8.0%
Gordon J. Fretwell	nil common shares 60,000 options (3)	n/a
James Kerr	88,000 common shares 60,000 options (3)	0.3%
Michael Lee	nil common shares 11,100 options (4)	n/a
David Mordant	107,000 common shares 60,000 options (3)	0.4%
Ronald W. Thiessen	2,080,514 common shares 60,000 options (3)	7.6%
Trevor Thomas	nil common shares 19,500 options (4)	n/a

Notes:

(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

(2)	Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson.

(3)	Options to purchase common shares at $0.45 per share expiring on January 18, 2017.

(4)	Options to purchase common shares at $0.45 per share expiring on January 18, 2015.

Share Option Plan

As at November 22, 2013, an aggregate of 1,638,300 options were outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 1,091,651 common shares remained available for issuance pursuant to the Plan, described below.

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

The Plan is a "rolling" plan, whereby the maximum number of shares that may be reserved for issuance pursuant to all option awards granted under the Plan is 10% of the Company's outstanding common shares, as calculated at the time that an award is granted. Under the policies of the TSX Venture Exchange (the "TSX-V"), the continuation of the Plan required shareholder approval by ordinary resolution at each annual general meeting of the Company's shareholders. The Company's shareholders confirmed the Plan in accordance with the policies of the TSX-V at the Company's last annual general meeting, held on February 22, 2013.

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

As of November 22, 2013, Quartz Mountain had authorized unlimited common shares without par value, of which 27,299,513 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of November 22, 2013 by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Finsbury Exploration Ltd.	2,038,111	7.5%
Robert A. Dickinson	2,171,730	8.0%
Ronald Thiessen	2,080,514	7.6%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of November 22, 2013, Quartz Mountain's register of shareholders indicates that Quartz Mountain's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	113	25,722,242	94.2%
United States	1,471	1,538,721	5.6%
Other	13	38,550	0.2%
Total	1,597	27,299,513	100.0%

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

Except as disclosed herein, Quartz Mountain has not, since the beginning of its last fiscal year ended July 31, 2013:

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

During the fiscal year ended July 31, 2013, the Company had transactions totaling $2,585,097 (2012 - $1,255,789; 2011 – $nil) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

Finsbury Exploration Ltd.

Finsbury Exploration Ltd. ("Finsbury") is a private company which has certain directors in common with the Company. During the fiscal year ended July 31, 2013, the Company had transactions totaling $nil (2012 – $25,278; 2011 - $nil) to Finsbury relating to the Galaxie Project.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain's audited consolidated annual financial statements as at and for the year ended July 31, 2013, 2012 and 2011.

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

Trading Markets

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture Exchange (NEX board from 2008 to 2011) and on the OTC Grey Market:

	TSX Venture Exchange		OTC
Fiscal year ended July 31	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2013	0.35	0.07	0.28	0.07
2012	0.50	0.20	0.50	0.20
2011	0.49	0.18	0.42	0.16
2010	0.30	0.15	0.30	0.13
2009	0.50	0.12	0.43	0.08

	TSX Venture Exchange		OTC
Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4, 2013	0.13	0.07	0.23	0.07
Q3, 2013	0.28	0.13	0.28	0.23
Q2, 2013	0.34	0.23	0.28	0.25
Q1, 2013	0.35	0.24	0.37	0.28
Q4, 2012	0.45	0.31	0.38	0.30
Q3, 2012	0.50	0.37	0.50	0.37
Q2, 2012	0.50	0.20	0.50	0.20
Q1, 2012	0.30	0.20	0.32	0.20

	TSX Venture Exchange		OTC
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
to November 22, 2013	0.09	0.07	0.08	0.06
October 2013	0.10	0.09	0.09	0.07
September 2013	0.10	0.10	0.09	0.07
August 2013	0.10	0.07	0.07	0.07
July 2013	0.10	0.08	0.07	0.07
June 2013	0.10	0.07	0.09	0.07
May 2013	0.13	0.10	0.09	0.09

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Majority Voting Policy

Under the Company’s Corporate Governance Manual, in an uncontested director election, if the votes “for” the election of a director nominee at a meeting of shareholders are fewer than the number voted “withhold”, the nominee is expected to submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board of Directors will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation will be disclosed to shareholders. The nominee will not participate in any Nominating and Governance Committee deliberations whether to accept or reject the resignation.

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

Quartz Mountain's material contracts as of November 22, 2013 are:

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

  Amended Letter Agreement with Amarc Resources Ltd., dated June 27, 2013. See Item 4B.

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

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of "control" is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen or a permanent resident of Canada, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	TAXATION

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the ("Tax Act"), is not resident in Canada or deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has recently introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a "U.S. Holder" or "U.S. Holders", and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or entities considered fiscally transparent under applicable law, or otherwise.

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

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder's particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of a U.S. holder that is a corporate shareholder owning at least 10% of the Company's voting shares), provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Company's common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder's own tax advisors in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

United States Federal Income Tax Consequences

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended March 31, 2013, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

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

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. Dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended March 31, 2013, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be "marketable stock" if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See " Sale or Other Taxable Disposition of common shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. Dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder's tax basis in common shares generally will be such holder's U.S. Dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a Dollar-for-Dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

As at July 31, 2013 the Company held cash and cash equivalents in financial institutions in the amount of $706,393 (2012 – $2,450,451; 2011 - $78,652).

D.	COMMODITY PRICE RISK

While the value of the Company's resource properties, if any, can always be said to relate to the price of precious metals and the outlook for same, the Company does not have any resource properties or operating mines and hence does not have any hedging or other commodity based operational risks respecting to its business activities.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

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

B.	MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of July 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of July 31, 2013.

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

The members of the Audit and Risk Committee are James Kerr, David Mordant and Gordon J. Fretwell. The Board of Directors has determined that Mr. Kerr qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Messrs. Kerr, Mordant and Fretwell are "independent", as that term is defined in section 803 of the NYSE MKT Company Guide. Mr. Kerr is an accredited Chartered Accountant in Canada.

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

  Responsibly explore for and develop mineral resources;

  Be respectful of the environment;

  Be an industry leader and participate in industry organizations devoted to improving the industry;

  Be a strong and honest competitor;

  Be a responsible corporate citizen and contribute to the community;

  Deal fairly with our customers, suppliers and joint venture participants;

  Provide a safe and rewarding work environment; and

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

Services:	Year ended
	July 31, 2013	July 31, 2012
Audit Fees (1)	$32,750	$32,750
Audit Related Fees (2)	–	–
Tax Fees (3)	$4,700	$10,000
All Other Fees (4)	–	–
Total	$37,450	$42,750

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

From time to time, management of the Company recommends to and requests approval from the Audit and Risk Committee for non-audit services to be provided by the Company's auditors. The Audit and Risk Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit and Risk Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2013.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2013, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

See exhibit 99.1.

ITEM 18 FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.6	Articles	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.
4.2	Services Agreement between Hunter Dickinson Inc. and the Company dated July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.
4.1	Sale Agreement between Finsbury Exploration Ltd. and the Company dated July 27, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
4.3	Convertible Debenture Agreement between Bearclaw Capital Corp. and the Company dated August 20, 2012, and amended July 14, 2013.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
4.4	Letter Agreement between Amarc Resources Ltd. and the Company, dated November 1, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
6.1	Stock Option Plan approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
6.2	Audit and Risk Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
10.1	Articles approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

Exhibit Number	Description of Exhibit	Note
16B.	Code of Ethics and Trading Restrictions	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
4.4	Amended Letter Agreement between Amarc Resources Ltd and the Company, dated June 27, 2013
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer
99.1	Independent Auditor’s Report, dated November 22, 2013;
Statements of financial position as at July 31, 2013, and July 31, 2012;
Statements of comprehensive loss for the years ended July 31, 2013, July 31, 2012 and July 31, 2011;
Statements of cash flows for the years ended July 31, 2013, July 31, 2012 and July 31, 2011;
Statements of changes in equity for the years ended July 31, 2013, July 31, 2012 and July 31, 2011;
Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

_______________________________________
Ronald W. Thiessen
President and Chief Executive Officer

Dated: November 22, 2013