Form 20-F
period 2014-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2014-10-17
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2014

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

27,299,513 common shares as of July 31, 2014

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

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [X]	Other [ ]
by the International Accounting Standards Board

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ]                                                                             Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes [   ]                                                                             No [X]

GENERAL		5
CURRENCY AND MEASUREMENT		7
NOTE ON FORWARD LOOKING STATEMENTS		7
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8
A.	DIRECTORS AND SENIOR MANAGEMENT	8
B.	ADVISORS	8
C.	AUDITORS	8
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3	KEY INFORMATION	8
A.	SELECTED FINANCIAL DATA	8
B.	CAPITALIZATION AND INDEBTEDNESS	10
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	10
D.	RISK FACTORS	10
ITEM 4	INFORMATION ON THE COMPANY	15
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15
B.	BUSINESS OVERVIEW	16
C.	MINERAL PROPERTIES AND EXPLORATION ACTIVITIES AND PLANS	18
D.	ORGANIZATIONAL STRUCTURE	23
E.	PROPERTY, PLANT AND EQUIPMENT	23
F.	CURRENCY	23
ITEM 4A	UNRESOLVED STAFF COMMENTS	24
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
OVERVIEW		24
A.	OPERATING RESULTS	24
B.	LIQUIDITY AND CAPITAL RESOURCES	27
C.	RESEARCH EXPENDITURES	29
D.	TREND INFORMATION	29
E.	OFF – BALANCE SHEET ARRANGEMENTS	30
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	31
G.	SAFE HARBOR	31
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	31
A.	DIRECTORS AND SENIOR MANAGEMENT	31
B.	COMPENSATION	36
C.	BOARD PRACTICES	37
D.	EMPLOYEES	42
E.	SHARE OWNERSHIP	42
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	43
A.	MAJOR SHAREHOLDERS	43
B.	RELATED PARTY TRANSACTIONS	45
C.	INTERESTS OF EXPERTS AND COUNSEL	45
ITEM 8	FINANCIAL INFORMATION	46
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	46
B.	SIGNIFICANT CHANGES	46
ITEM 9	THE OFFER AND LISTING	46

A.	OFFER AND LISTING DETAILS	46
B.	PLAN OF DISTRIBUTION	47
C.	MARKETS	47
D.	SELLING SHAREHOLDERS	47
E.	DILUTION	48
F.	EXPENSES OF THE ISSUE	48
ITEM 10	ADDITIONAL INFORMATION	48
A.	SHARE CAPITAL	48
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	48
C.	MATERIAL CONTRACTS	50
D.	EXCHANGE CONTROLS	50
E.	TAXATION	51
F.	DIVIDENDS AND PAYING AGENTS	58
G.	STATEMENT BY EXPERTS	59
H.	DOCUMENTS ON DISPLAY	59
I.	SUBSIDIARY INFORMATION	59
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	59
A.	TRANSACTION RISK AND CURRENCY RISK MANAGEMENT	59
B.	EXCHANGE RATE SENSITIVITY	59
C.	INTEREST RATE RISK AND EQUITY PRICE RISK	59
D.	COMMODITY PRICE RISK	59
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	59
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	59
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	60
ITEM 15	CONTROLS AND PROCEDURES	60
A.	DISCLOSURE CONTROLS AND PROCEDURES	60
B.	MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	60
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING		60
LIMITATIONS OF CONTROLS AND PROCEDURES		61
ITEM 16	[RESERVED]	61
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	61
ITEM 16B	CODE OF ETHICS	61
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	62
ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES	62
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	62
ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	62
ITEM 16G	CORPORATE GOVERNANCE	63
ITEM 16H	MINE SAFETY DISCLOSURE	63
ITEM 17	FINANCIAL STATEMENTS	63
ITEM 18	FINANCIAL STATEMENTS	63
ITEM 19	EXHIBITS	63

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

Except as noted, the information set forth in this Annual Report is as of October 9, 2014, and all information included in this document should only be considered correct as of such date.

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
Mineral Reserve

Securities and Exchange Commission Industry Guide 7 "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" (under the United States Securities Exchange Act of 1934, as amended) defines a 'reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

As a reporting issuer under the Securities Acts of British Columbia and Alberta, the Company is subject to National Instrument 43-101 "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators. Securities and Exchange Commission Industry Guide 7, as interpreted by Securities and Exchange Commission Staff, applies standards that are different from those prescribed by National Instrument 43-101 in order to classify mineralization as a reserve. Under the standards of the Securities and Exchange Commission, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under Securities and Exchange Commission Industry Guide 7. Accordingly, mineral reserve estimates established in accordance with National Instrument 43-101 may not qualify as "reserves" under SEC standards. The Company does not currently have any mineral deposits that have been classified as reserves.

Mineral Resource

National Instrument 43-101 "Standards of Disclosure for Mineral Projects" issued by the Canadian Securities Administrators defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

You are cautioned that forward-looking statements are not guarantees. The risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	changes in general economic and business conditions, including commodity prices, costs associated with mineral exploration and development, changes in interest rates and the availability of financing on reasonable terms;

•	natural phenomena, including geological and meteorological phenomena;

•	actions by government authorities, including changes in government regulation and permitting requirements;

•	uncertainties associated with legal proceedings;

•	future decisions by management in response to changing conditions;

•	the Company's ability to execute prospective business plans; and

•	misjudgments in the course of preparing forward-looking statements.

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

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2014 and July 31, 2013, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

As permitted by SEC Release No. 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards Without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS-IASB without reconciliation to U.S. GAAP. The Company adopted IFRS at the beginning of its fiscal year ended July 31, 2011.

The selected financial data of the Company for the fiscal years presented was derived from the consolidated financial statements of the Company that have been audited by Davidson & Company LLP, independent Registered Public Accountants, as indicated in their audit report which is included at Exhibit 99.1 in this Annual Report.

The auditors conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).

	Year ended July 31, 2014	Year ended	Year ended July	Year ended
		July 31, 2013	31, 2012	July 31, 2011
Sales revenue	$–	$–	$–	$–
Loss from operations	$865,427	$3,458,827	$3,587,805	$174,867
Loss and comprehensive loss	$865,427	$3,458,827	$3,587,805	$183,483
Basic and diluted loss per common share	$0.03	$0.13	$0.20	$0.01
Dividends per share	–	–	–	–
Working capital	$(2,527,095)	$(1,743,116)	$911,035	$57,066
Total assets	$1,975,310	$2,469,814	$2,821,289	$99,230
Shareholder’s equity	$(1,588,609)	$(723,182)	$989,036	$57,067
Share capital	$26,050,118	$26,050,118	$24,514,381	$20,375,746
Shares outstanding	27,299,513	27,299,513	22,032,793	13,399,422

Currency and Exchange Rates

On October 9, 2014 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.115. Exchange rates published by the Bank of Canada are, available on its website www.bankofcanada.ca, nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31 (Canadian Dollars per U.S. Dollar)
	2014	2013	2012	2011	2010
End of Period	$1.0890	$1.0287	$1.0014	$0.9538	$1.0290
Average for the Period (1)	$1.0733	$1.0070	$1.0084	$0.9930	$1.0486
High for the Period	$1.1251	$1.0576	$1.0604	$1.0642	$1.1079
Low for the Period	$1.0237	$0.9710	$0.9980	$0.9449	$0.9961

(1)	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
October 2014 (to October 9, 2014)	$1.1256	$1.1149
September 2014	$1.1208	$1.0863
August 2014	$1.0982	$1.0857
July 2014	$1.0909	$1.0634
June 2014	$ 1.0937	$ 1.0676
May 2014	$ 1.0973	$ 1.0837
April 2014	$ 1.1042	$ 1.0903

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

You should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares. You should not consider an investment in Quartz Mountain unless you are capable of sustaining the economic loss of your entire investment.

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

Additional Funding Requirements

At July 31, 2014, the Company had cash and cash equivalents of $1.0 million and a working capital deficit of $2.6 million. Further corporate activities and development of the Company's properties will require additional capital. The Company currently does not have sufficient funds to fully develop the properties it holds. In addition, a positive production decision at these properties or any other development projects acquired in the future would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain funding through debt or equity financings, the joint venturing of projects, or other means. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company issues treasury shares to finance its operations or expansion plans, control of the Company may change and shareholders may suffer dilution of their investment. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business. In addition, a positive production decision at any of the Company’s current projects or any other development projects acquired in the future would require significant resources/funding for project engineering and construction. Accordingly, the continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

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

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

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

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company currently has a limited number of mineral properties and there can be no assurance that the Company will, if needed, be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its current properties and any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and will incur losses unless and until such time as its current properties, or any other properties the Company may acquire commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company’s current properties and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it will retain any cash resources and potential future earnings for the future operation and development of the Company's business.

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

Changes in Local Legislation or Regulation

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Land Claims

In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title. All of the mineral claims in the Company’s projects are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or, title. Nevertheless, potential overlaps between the Company’s properties and existing or asserted aboriginal interests, rights, claims or, title, or undefined rights under historic treaties may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims, title or undefined rights under historic treaties.

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

Property Title

The acquisition of title to resource properties is a very detailed and time-consuming process. Title to, and the area of, resource claims may be disputed. Although the Company believes it has taken reasonable measures to ensure that title to the mineral claims comprising its projects are held as described, there is no guarantee that title to any of those claims will not be challenged or impaired. There may be valid challenges to the title of any of the mineral claims comprising the Company’s projects that, if successful, could impair development or operations or both.

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

Market for the Company's Securities

The Company's common shares were quoted on NASDAQ SmallCap Market in the United States from September 17, 1987 until May 12, 1994. The Company's common shares were also listed on the Toronto Stock Exchange until November 10, 1994. The Company voluntarily surrendered its listing on the Vancouver Stock Exchange.

In October 2000, the Company listed on a newly created Tier 3 of the Canadian Venture Exchange (now renamed the TSX Venture Exchange ("TSX-V")). In December 2003, the Company was reclassified as a Tier 2 company on the TSX-V. On February 17, 2005, the Company transferred its listing to NEX, a separate board of the TSX-V established in 2003 to provide a new trading forum for listed companies that had fallen below the TSX-V's continued listing standards, due to low levels of business activity.

The Company was relisted on the TSX-V on December 30, 2011.

Currently, the Company's common shares trade on the TSX-V under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Grey Market under the symbol QZMRF.

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

In December 2011, the Company acquired an option to earn a 100% interest in the Buck gold-silver property near the town of Houston in central British Columbia (the “Buck Project”). Concurrently with the Buck Project acquisition, the Company completed a $4.2 million private placement financing and began trading on the TSX-V. Exploration programs were carried out at Buck in 2011 and 2012, confirming targets. Difficult financing conditions for junior companies in 2013 necessitated that the Company limit its exploration expenditures and prioritize its property holdings. As a result, Quartz Mountain terminated its option on the Buck Project in July 2013.

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

In April 2014, Amarc terminated joint ventures with the Company and returned earned interests in the Galaxie and ZNT Projects in British Columbia. As a result, Quartz Mountain owns 100% of the Galaxie and ZNT Projects.

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

The location of Quartz Mountain’s Galaxie Project is shown on the map below.

Legend
Property Outline
Highway
Mainline Forestry Road
Railway
BC Hydro Transmission Line
BC Hydro Transmission Line Completed in 2014
Mine, Development Project, Deposit
Dease Lake
GALAXIE
GNAT DEPOSIT
Iskut
GJ
Red Chris
Schaft Creek
Galore Creek
Kemess
Mitchell
Sulphurets
Kerr
Iron Cap
Snowfield
Brucejack
Northwest Transmission Line Completed in 2014
Tennyson-Tide
Premier
Stewart
Hazelton
Bell
Granisle
Smithers
Terrace
Houston
Prince Rupert
N
100 Kilometres

HDI QUARTZ MOUNTAIN

Project Location in Northern BC

Figure 1 Property Location

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

The convertible debenture was subsequently amended in July 2013 and October 2014 (See ITEM 5B).

Quartz Mountain and Amarc Joint Venture on Galaxie and ZNT

In November 2012, Quartz Mountain and Amarc Resources Ltd. (“Amarc”), a public company listed on the TSX-V, entered into a binding letter agreement (“Letter Agreement”) pursuant to which Quartz Mountain would grant to Amarc an initial 40% ownership interest in the Galaxie and ZNT Projects, upon Amarc making a cash payment of $1 million to Quartz and funding $1 million in exploration expenditures on the Galaxie Project on or before December 31, 2012 (completed).

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

In November 2013, Amarc completed sufficient expenditures to earn a 60% interest in the ZNT Joint Venture. Amarc also advised that it expected to remain at a 40% interest in the Galaxie Joint Venture. Amarc returned operatorship of Galaxie and ZNT to Quartz Mountain. In April 2014, Amarc terminated the joint ventures and returned its interests in the Galaxie and ZNT Projects to Quartz Mountain.

Location, Access and Local Resources

The Galaxie Project is located on Highway 37, approximately 24 kilometers south of Dease Lake, BC. The Project area currently consists of mineral claims covering an area of approximately 1,165 square kilometers.

Paved Highway 37 passes through the center of the Galaxie Project (Figure 1) and provides year-round direct access to the adjacent project area, including the Gnat Pass Property. Other parts of the Galaxie Project can be accessed by helicopter.

The operating season for surface exploration is from early June through to early October. Because of its close proximity to Highway 37, diamond drilling activities at the Gnat deposit, within the Gnat Pass Property, can be carried out throughout the year.

Dease Lake (population of about 600) offers an array of services, including motel accommodations, food, fuel, a variety of small equipment operators, post office, health clinic and government services. Mining and exploration make up the most substantial industry. Regional Power manages the off-grid Dease Lake Generating Station, located about 30 km west of Dease Lake. The facility supplies the entire energy load for the community of Dease Lake. Construction of a 287-kilovolt transmission line, extending 344 kilometers from the existing Skeena substation south of Terrace to a new substation near Bob Quinn Lake, about 180 kilometers by road south of Dease Lake was completed in 2014. It will supply a new mine development under construction at Red Chris by way of a spur line at Bob Quinn Lake.

Property Description

The Galaxie Project is comprised of claims acquired through the sale agreement described above and also some additional claims staked by Quartz Mountain. Names and expiry dates for the claims are summarized below:

Property	Claim Name	Expiry date
Gnat Pass	Tenure # 512878 (no name)	Aug 17, 2016
Gnat North
Gnat 3
Galaxie Claims	Hot 10-33, 34 (1014099), 34 (1014104)

Stu 001-012, 13, 014-024, 050, 055-060, 063-064, 067-070, 074, 077-078, 080-089, 155, 157-158, 161-162, 168, 171-174, 178- 181, 228-237, 240-241, 246-247, 250-260, 274-289 (880610), 300-302, 372 (942614), 372 (983855), 373 (983863), 374 (983874), 373 (991847), 374 (991824), 374 (983876), 375-388

	Stu 025-049, 051-054, 062, 066, 071, 075-076, 079, 090-094, 95, 096, 097, 98, 136-154, 156, 159-160, 175, 182, 186-190, 223- 227, 238-239, 242-245, 248-249, 262-273, 289 (880909)-299, 303, 308-312, 314-315, 317, 319 (940641), 319 (940649)-322, 324-341, 370, 393-396, 398, 399	July 28, 2015

Quartz Mountain will decide whether to retain the mineral claims expiring in fiscal 2015 as they come due.

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

•

At Hu, during the period 1969 to 2007, several mining companies carried out: silt, soil and rock geochemical sampling; geological mapping; Induced Polarization (IP) and ground magnetic surveys; and 22 bulldozer trenches.

•

At Disco, Stikine Moly and Stikine, during the period 1970-79, two companies carried out: silt, soil and rock geochemical sampling; geological mapping; IP, ground magnetic and VLF surveys; and limited hand trenching and test-pitting.

•

At Nup, during the period 1970 to 2008, six mining companies and one individual carried out: silt, soil and rock geochemical sampling; geological mapping; IP and ground magnetic surveys; and limited hand trenching and test-pitting. Three diamond drilling programs (14 holes) tested porphyry molybdenum+/-copper showings and soil geochemical anomalies.

•	At Pat, during the period 1971-76, two companies carried out: grid soil surveys; IP and ground magnetic surveys; and a refraction seismic survey.

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

Recent Work

Gnat Deposit

In 2012, Quartz Mountain relogged historical drill holes and carried out geological mapping in the Gnat deposit-area. Two deep diamond drill holes totaling 1,164 meters were also drilled into the Gnat deposit to test for continuation of copper mineralization beneath an area in which a historical reserve estimate had been completed by a prior operator in 1972. Hole GT12001 drilled in 2012 intersected two intervals of significant copper mineralization, including 56 meters grading 0.44% Cu, well below the extent of the historical estimate, demonstrating that porphyry-style copper mineralization in the Gnat deposit extends over a known vertical range of about 500 meters. In their lower portions, both holes encountered a major thrust fault which has structurally superimposed older deposit host rocks over younger, Hazelton Group sedimentary rocks.

Geological mapping in the Gnat deposit area identified porphyry-style hydrothermal alteration characterized by occurrences of k-feldspar veining and flooding, tourmaline in veins or breccia bodies and chalcopyrite mineralization over a west-northwest trending zone measuring about 3.5 kilometers long by 700 meters to 1,000 meters wide. Contained within this large 'hydrothermal footprint' are the Creek Zone and Moss copper prospects, the two main known mineralized zones outside of the Gnat deposit area (see Figure 2 below).

Figure 2 Gnat Deposit Area

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

Other Targets

In 2012, Quartz Mountain completed extensive exploration work on seven IP/soil grids and two target areas throughout the Galaxie Project-area. Totals of 182 silt, 6,155 soil and 498 rock samples were collected and 308.5 line-km of IP surveys were completed on the grids. These surveys delineated four porphyry copper targets and a silver skarn target for ground follow-up.

Amarc completed programs at a few of these targets in 2013 as part of its earn-in obligations under the amended joint venture agreement on Galaxie. The 2013 programs included geological mapping, 10 line kilometers of IP ground geophysical surveying and collection of 96 rock and 246 soil geochemical samples. No immediate drill targets were identified; however, a series of alkali intrusions which are known to be the principal hosts in the Stikine-Iskut porphyry belt for porphyry copper-gold deposits were observed during the 2013 program around one of the targets, called Hu.

One of the target areas identified by Quartz Mountain but not followed up in 2013 is called Dalvenie East. The Dalvenie East target-area is located about 7 km south of the Gnat deposit. Preliminary prospecting of two gossans in the area by Quartz Mountain was successful in locating encouraging copper mineralization in chalcopyrite +/- bornite veins up to 10 cm wide, hosted in chlorite-altered diorite to monzodiorite wall rocks. Narrow k-feldspar alteration envelopes surrounding the veins also contain chalcopyrite and bornite. Magnetic signatures at Dalvenie East suggest that regional-scale faults, or subsidiary faults related to them, could control vein-type or fault-controlled copper-gold mineralization similar to that seen at the nearby Dalvenie prospect.

As a result of difficult financing conditions for junior exploration companies, no work was completed at Galaxie in 2014. The potential of the intrusions at Hu and the mineralization at the Dalvenie East target warrant further exploration when funds become available.

Other Properties

ZNT Property

The ZNT Property is located in central British Columbia, some 15 kilometers southeast of the town of Smithers, BC. The property consists of 102 square kilometers of mineral claims owned 100% by Quartz Mountain.

Claim expiry dates are as follows:

Claim Name	Expiry
ZNT 01-21	August 06, 2016

The ZNT property was staked by Quartz Mountain in 2012 on the basis of significant zinc and gold values in regional till samples, as well as copper and silver mineral occurrences as reported by Geoscience BC and the provincial government surveys, respectively.

Work in 2012 by Quartz Mountain included soil geochemistry grid and an IP geophysical survey. A high-contrast, 1,800 meter by 1,200 meter silver-zinc geochemical anomaly, in part coincident with an extensive IP chargeability anomaly, was outlined. Programs in 2013 were carried out under the amended joint venture agreement. A pitting and trenching program was done to further refine the target identified in 2012, and later tested by a 600-meter, 2-hole drill program. The drill holes indicated a limited extent to the prospective host rock package and did not encounter economic mineralization. No further work is planned.

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

OVERVIEW

As a result of difficult financing conditions for junior exploration companies, no material exploration work was completed in 2014. Accordingly, during the fiscal year ended July 31, 2014, the Company's activities primarily involved seeking joint ventures or farm out agreements to advance the exploration activities at its properties.

The Company's financial statements are prepared on the basis that it will continue as a going concern. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations. Quartz Mountain's financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company not be able to continue as a going concern.

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2014 and 2013 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 3 of the accompanying audited financial statements as of and for the year ended July 31, 2014, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A.	OPERATING RESULTS

Comprehensive loss for the year ended July 31, 2014 vs. 2013

The Company recorded a loss from operations of $865,000 in the current year compared to a loss from operations of $3,469,000 in the prior fiscal year.

Exploration and evaluation (“E&E”) expenditures increased in the first half of fiscal 2013 due to the acquisition of the Galaxie Project, and ZNT property. E&E costs decreased after January 2013 as the Company had been mainly focused on property evaluation activities.

The following table provides a breakdown of exploration costs incurred during the year ended July 31, 2014:

Exploration and evaluation costs	Galaxie	Hotai	ZNT	Other (i)	Total 2014
Assaying	$7,274	$1,053	$12,104	$490	$20,921
Drilling	–	–	90,773	–	90,773
Environmental	–	–	1,507	–	1,507
Engineering	–	–	–	–	–
Geological	30,570	3,200	45,615	(11,698)	67,687
Graphics	204	–	153	3,060	3,417
Property fees	1,409	–	–	–	1,409
Site activities	8,529	677	19,571	8,772	37,549
Socioeconomic	–	34	15,641	75	15,750
Helicopter	4,770	–	–	–	4,770
Travel	4,672	5,530	5,337	2,649	18,188
Total	$57,428	$10,494	$190,701	$3,348	$261,971

(i)	Recorded under geological expenses are cost recoveries pertaining to Mineral Exploration Tax Credits received or receivable from the Government of British Columbia

The following table provides a breakdown of the administration costs incurred:

Administration costs	2014	2013
Legal, accounting and audit	$50,321	$61,634
Office and administration	505,061	1,161,928
Shareholder communication	18,565	50,541
Travel	8,147	40,197
Trust and filing	21,904	45,371
Total	$603,998	$1,359,671

Administrative costs have tended to follow the trend in the Company's exploration and business development activities of the Company. They have been reduced to minimum levels necessary to meet continued disclosure and corporate governance requirements of a public company.

In the current fiscal year, the Company expensed stock options to employees and directors for $nil compared to $211,000 in the same comparative fiscal year.

Comprehensive loss for the year ended July 31, 2013 vs. 2012

The Company recorded a loss from operations of $3,459,000 in the 2013 fiscal year compared to a loss from operations of $3,588,000 in 2012 fiscal year.

Exploration costs increased in the 2013 fiscal year as the Company advanced exploration activities on the Galaxie Project (including Hotai Claims) and the ZNT project independently beginning in August 2012 through December 2012 and from then on as a 60% partner in relation to the Letter Agreement (Section 1.2.1) . Additionally, the Company was required to make cash and share payments in relation to acquisition of the Hotai and ZNT claims.

The following tables provide a breakdown of exploration costs incurred during the year ended July 31, 2013:

Exploration and evaluation costs	Galaxie	Hotai	ZNT	Other(i)	Total 2013
Assaying	$239,526	$16,976	$55,035	$48,391	$359,928
Drilling	265,336	–	–	–	265,336
Engineering	9,044	–	–	12,474	21,518
Environmental	122	–	488	–	610
Geological	1,331,104	132,127	176,547	(79,508)	1,560,270
Graphics	18,913	1,615	8,899	18,037	47,464
Helicopter	632,568	57,997	–	–	690,565
Property fees	15,590	14,555	53,692	125	83,962
Site activities	626,914	9,083	71,346	15,995	723,338
Socio economics	12,016	725	7,230	14,362	34,333
Travel	74,840	1,271	15,310	1,696	93,117
Total	$3,225,973	$234,349	$388,547	$31,512	$3,880,441

(i)	Recorded under geological expenses are cost recoveries pertaining to Mineral Exploration Tax Credits received or receivable from the Government of British Columbia

The following tables provide a breakdown of exploration costs incurred during the year ended July 31, 2012:

Year Ended July 31, 2012

Exploration and evaluation costs	Buck	Galaxie	Hotai	Karma	Other	Total
Assaying	$45,963	$2,696	$–	$1,998	$2,088	$52,745
Engineering	8,400	–	–	–	–	8,400
Environmental	1,375	–	–	–	–	1,375
Geological	329,108	288,152	13,280	225,603	14,374	870,517
Graphics	9,741	702	312	624	1,627	13,006
Helicopter	–	100,914	–	–	–	100,914
Property fees	889,044	1,518	–	16,944	3,313	910,819
Site activities	31,595	89,928	6,200	14,201	1,620	143,544
Socio economics	77,969	2,410	1,365	7,842	60	89,646
Travel	13,978	31,210	–	9,943	553	55,684
Total	$1,407,173	$517,530	$21,157	$277,155	$23,635	$2,246,650

The following table provides a breakdown of the administration costs incurred:

Administration costs	2013	2012
Legal, accounting and audit	$61,634	$301,641
Office and administration	1,161,628	756,498
Shareholder communication	50,541	28,097
Travel	40,197	31,357
Trust and filing	45,371	48,659
Total	$1,359,671	$1,166,252

In the 2012 fiscal year, legal and administrative costs related to the reactivation of the Company, moving from the NEX Exchange to the TSX-V, and legal costs related to acquiring the options on the Buck and Galaxie Projects resulted in higher administration costs.

In the 2013 fiscal year, salaries and benefits increased in support of exploration activities as the Company advanced work on the Galaxie and ZNT Projects.

In the fiscal year ended July 31, 2013, the Company expensed stock options to employees and directors amounting to $211,000 compared to $381,000 in the then-previous fiscal year.

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

At July 31, 2014, the Company had cash and cash equivalents of $1.0 million and a working capital deficit of $2.6 million. Of the total short-term liabilities of $3.6 million at July 31, 2014, $3.0 million was payable to Hunter Dickinson Services Inc. ("HDSI"), a related party.

To address its working capital deficit at July 31, 2014, the Company has sought and received a confirmation from HDSI that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to November 1, 2015.

After the reporting period, the Company entered into an agreement with the convertible debenture holder to restructure the payment terms of the debenture (refer to "Debenture" below).

Management believes that its liquid assets at July 31, 2014 are sufficient to meet its known obligations falling due in next 12 months and to maintain its mineral rights in good standing for this next 12 month period. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due.

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

General market conditions for junior resource companies have deteriorated and have resulted in depressed equity prices for resource companies, despite higher commodity prices. Although the Company was able to successfully complete private placements in each 2012 and 2013 fiscal years, the deterioration in market conditions could potentially increase the cost of obtaining capital or limit the availability of funds in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on our business and reviewing our discretionary spending, capital projects and operating expenditures, and implementing appropriate cash and cash management strategies.

Debenture

In August 2012, pursuant to the Sale Agreement relating to the Galaxie Project, the Company issued a convertible debenture (the "Debenture") in the amount of $650,000 maturing on October 31, 2013, and bearing interest at a rate of 8% per annum (payable quarterly in arrears) to Bearclaw. The Debenture was convertible into the Company's common shares at a conversion price of $0.40 per share at any time before its expiry.

July 2013 Amendment

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby among other things, the Company made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013. Interest payments for the Debenture were payable quarterly in arrears and the Debenture was convertible into the Company's common shares at an exercise price of $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014. Any interest accrued, but unpaid, was to be converted at an exercise price of the higher of $0.15 per share (previously $0.40 per share) and the market price at the time of conversion.

October 2014 Amendment

After the end of the reporting period, effective October 1, 2014, the Company and Bearclaw amended the terms of the Debenture (hereafter referred to as the “Amended Debenture”), pursuant to which:

•	the Company made a principal payment of $50,000 to Bearclaw against the Debenture (completed October 8, 2014),

•	the remaining balance (the “Principal Sum”) of $550,000 is repayable in equal annual installments of $50,000, commencing on January 31, 2015;

•	effective October 1, 2014, the principal amount outstanding bears interest at 7.5% per annum, payable quarterly in arrears.

Upon a completion by the Company of an equity financing (the “New Financing”) for a minimum amount of $1,000,000, at least 50% of any outstanding balance of the then-outstanding Principal Sum along with any interest accrued thereon will be automatically converted (the “Automatic Conversion”) into the Company’s common shares. Bearclaw may elect to convert, concurrent with the Automatic Conversion, any portion of the remaining 50% of the then-outstanding Principal Sum and accrued interest thereon (the “Optional Conversion”) into Quartz Mountain common shares. For the purposes of Automatic Conversion and Optional Conversion, subject to the rules and policies of the TSX-V, the conversion price will be the greater of (i) the volume-weighted average trading price of common shares of the Company on the TSX-V for the 20 consecutive trading days ending on the fifth trading day preceding the date of such conversion, and (ii) the price at which the Company issues common shares pursuant to the New Financing. For the purposes of Automatic Conversion and Optional Conversion of any accrued interest, the conversion price will be the market price of the Company’s common shares on the date of conversion. Except pursuant to the Automatic Conversion and Optional Conversion provisions, Bearclaw does not have an option to convert the Amended Debenture into the Company’s common shares.

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2014.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2014, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

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

Except for the Debenture, the Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

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

The discussion in this section references calendar years and dollar amounts are stated in United States dollars.

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, steadily increased until late 2011. The price of copper was variable in 2012 and 2013, but averaged lower each year. Prices were on a downtrend to late March 2014, but have stabilized since that time.

The gold price was on an uptrend for over the five years to 2012. Prices were on a general downtrend in 2013. Although prices have been variable in 2014, the average gold price has decreased.

Silver prices were impacted by economic volatility in 2008-2009. An upward price trend began in 2010, and continued to late September 2011, resulting in the average price in 2011 being the highest since 2008. Prices ranged between $26/oz and $35/oz between October 2011 and the end of 2012. Prices trended downward in 2013. Although prices have been variable in 2014, the average silver price has decreased.

Average annual prices through 2013 as well as the average prices so far in 2014 for copper (Cu), gold (Au) and silver (Ag) are shown in the table below:

Calendar Year	Metal Prices ($US)
	Cu	Au	Ag
2008	$3.16/lb	$871/oz	US$14.95/oz
2009	$2.34/lb	$974/oz	$14.70/oz
2010	$3.42/lb	$1,228/oz	$20.24/oz
2011	$4.00/lb	$1,572/oz	$35.25/oz
2012	$3.61/lb	$1,669/oz	$31.16/oz
2013	$3.32/lb	$1,410/oz	$23.80/oz
2014 to the date of this Annual Report	$3.15/lb	$1,285/oz	$19.85/oz

E.	OFF – BALANCE SHEET ARRANGEMENTS

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2014:

		Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$6,844	$6,844	$–	$–
Convertible debenture(i)	600,000	600,000	–	–
Due to related a party(ii)	2,957,075	–	2,957,075	–
Total	$3,563,919	$606,844	$2,957,075	$–

(i)	After the reporting period, the terms of the convertible debenture was revised (See ITEM 5B)

(ii)	The Company has received a confirmation from HDSI that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to November 1, 2015.

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation	Director	April 1996	June 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011

Company	Positions Held	From	To
Detour Gold Corporation	Director	July 2006	May 2012
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Atlatsa Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	May 2012	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Taseko Mines Limited	Director	October 1992	July 2014

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

Mr. Mordant is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	December 2011	Present

Gordon Fretwell (1953), Director

Mr. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Asanko Gold Inc.	Director	February 2004	Present
Auryn Resources Inc.	Director	October 2013	Present
Bell Copper Corporation	Secretary	March 2001	May 2011
	Director	June 2001	April 2011
Benton Resources Corp.	Director	July 2003	Present
	Secretary	December 2003	Present
Continental Minerals Corporation	Director	February 2001	April 2011
Coro Mining Corporation	Director	June 2009	Present
Coro Resources Corp.	Director	January 2009	Present
Curis Resources Ltd.	Director	January 2011	Present
CVC Cayman Venture Corp.	Director	July 2010	November 2010
Golden Dory Resources Corp.	Secretary	August 2008	Present
ICN Resources Ltd.	Secretary	March 2009	August 2010
International Royalty Corporation	Director	June 2003	February 2010
	Secretary	June 2003	February 2010
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
	Secretary	January 2003	December 2011
Rare Earth Metals Inc.	Secretary	December 2009	Present
Company	Positions Held	From	To
Rockwell Diamonds Inc.	Secretary	September 2012	Present

Lena Brommeland, BSc (1967), Executive Vice President

Lena Brommeland has a BSc in geology and more than 20 years of experience in mineral project evaluation and on-site management of large-scale mineral projects, including the Pebble and Niblack projects both located in Alaska and the Prosperity project in BC.

Ms. Brommeland is, or was within the past five years, a director or officer of the following public companies:

Company	Positions Held	From	To
Rathdowney Resources Ltd.	Director	December 2011	Present
Quartz Mountain Resources Ltd.	Executive Vice President	February 2013	Present
Heatherdale Resources Ltd.	Director	March 2014	Present

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Atlatsa Resources Corporation	Assistant Secretary	November 2007	March 2011
Continental Minerals Corporation	Secretary	February 2008	April 2011
Curis Resources Ltd.	Secretary	June 2013	Present
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	November 2009	September 2010
		June 2013	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012
Taseko Mines Limited	Secretary	July 2008	Present

B.	COMPENSATION

During the Company's financial year ended July 31, 2014, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $130,805.

Ronald W. Thiessen, President, Michael Lee, Chief Financial Officer, Lena Brommeland, Executive Vice President, and Simon Beller, former Chief Financial Officer are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's most recently completed financial year is as set out below:

Name and principal position	Fiscal year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Pension value ($)	All other compensa tion ($)	Total compensa tion ($)
Ronald W. Thiessen (1) President and Chief Executive Officer	2014	Nil	Nil	Nil	Nil	Nil	Nil
	2013	66,129	Nil	Nil	Nil	Nil	66,129
Michael Lee (2) Chief Financial Officer	2014	36,443	Nil	Nil	Nil	Nil	36,443
	2013	20,500	Nil	Nil	Nil	Nil	20,500
Simon Beller (2) Chief Financial Officer	2014	Nil	Nil	Nil	Nil	Nil	Nil
	2013	24,375	Nil	Nil	Nil	Nil	24,375
Lena Brommeland Executive Vice President	2014	16,742	Nil	Nil	Nil	Nil	16,742
	2013	12,935	Nil	Nil	Nil	Nil	12,935

Notes:

(1)	Mr. Thiessen was appointed as President and Chief Executive Officer on December 30, 2011.

(2)	Mr. Beller resigned as Chief Financial Officer on February 22, 2013. Mr. Lee was appointed Chief Financial Officer on February 22, 2013.

(3)	Ms. Brommeland was appointed as Executive Vice President on February 22, 2013.

During the fiscal year ended July 31, 2014, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year ended July 31, 2014 is as set out below:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non- equity incentive plan compensa tion ($)	Pension value ($)	All other compensa tion ($)	Total ($)
Scott Cousens(2)(3)(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert A. Dickinson (2)(3)(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
James Kerr (1)(4)(6)	27,540	Nil	Nil	Nil	Nil	Nil	27,540
David Mordant (1)(4)(7)	22,540	Nil	Nil	Nil	Nil	Nil	22,540
Gordon Fretwell (1)(8)	27,540	Nil	Nil	Nil	Nil	Nil	27,540

Notes:

(1)

On January 1, 2013 independent director fees were increased so that they would receive an annual fee of $16,540 for their services plus an additional $5,000 annually for holding the position of Committee Chair, and $3,000 annually for being a Committee Member. Prior to January 1, 2013, independent directors received an annual fee of $15,750 for their services plus an additional $5,000 annually for holding the position of Committee Chair, and $3,000 annually for being a Committee Member.

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

All directors were re-elected at the annual general meeting of the Company's shareholders held on February 24, 2014. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders, which is expected to be held in early 2015. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

•	the independent auditor’s internal quality-control procedures;
•

any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

•	any steps taken to deal with any such issues; and
•	all relationships between the independent auditor and the Company.

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

The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including:

•	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;
•	the management letter provided by the independent auditor and the Company’s response to that letter; and
•

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

At October 9, 2014 the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company's functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

The Company does, from time to time, directly hire local resident workers for field activities, on engagements of a few weeks at a time. During the fiscal years 2014 and 2013, no such employees were hired; in fiscal 2012 three employees worked for several weeks, and in fiscal 2011 no such employees were engaged.

E.	SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at October 9, 2014, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 4,809,755 common shares or 17.6% .

As at October 9, 2014, the Company's directors and officers beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned (1)(3)	As a % of outstanding common shares
Lena Brommeland	215,335 common shares 19,500 options(4)	0.8%
Scott Cousens	147,177 common shares 60,000 options(3)	0.5%
Robert A. Dickinson	2,171,730 common shares (2) 60,000 options(3)	8.0%
Gordon J. Fretwell	nil common shares 60,000 options(3)	nil
James Kerr	88,000 common shares 60,000 options(3)	0.3%
Michael Lee	nil common shares 11,100 options(4)	nil
David Mordant	107,000 common shares 60,000 options(3)	0.4%
Ronald W. Thiessen	2,080,514 common shares 60,000 options(3)	7.6%
Trevor Thomas	nil common shares 19,500 options(4)	nil

Notes:

(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

(2)	Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson.

(3)	Options to purchase common shares at $0.45 per share expiring on January 18, 2017.

(4)	Options to purchase common shares at $0.45 per share expiring on January 18, 2015.

Share Option Plan

As at October 9, 2014, an aggregate of 1,587,000 options were outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 1,142,951 common shares remained available for issuance pursuant to the Plan, described below.

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

The Plan is a "rolling" plan, whereby the maximum number of shares that may be reserved for issuance pursuant to all option awards granted under the Plan is 10% of the Company's outstanding common shares, as calculated at the time that an award is granted. Under the policies of the TSX-V (the "TSX-V"), the continuation of the Plan required shareholder approval by ordinary resolution at each annual general meeting of the Company's shareholders. The Company's shareholders confirmed the Plan in accordance with the policies of the TSX-V at the Company's last annual general meeting, held on February 24, 2014.

Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. The exercise price of each option is set by the Compensation Committee of the Board of Directors at the time of grant but cannot be less than the Discounted Market Price (as defined in, and determined in accordance with, the policies of the TSX-V). Options can have a maximum term of five years (or 10 years if the Company becomes a Tier 1 issuer on the TSX-V) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

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

As of October 9, 2014, Quartz Mountain had authorized unlimited common shares without par value, of which 27,299,513 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of October 9, 2014 by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Finsbury Exploration Ltd.	2,038,111	7.5%
Robert A. Dickinson	2,171,730	8.0%
Ronald Thiessen	2,080,514	7.6%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of October 9, 2014, Quartz Mountain's register of shareholders indicates that Quartz Mountain's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	34	25,803,501	94.5%
United States	465	1,460,802	5.4%
Other	4	35,210	0.1%
Total	503	27,299,513	100.0%

Shares registered in the names of intermediaries, were assumed to be held by residents of the same country in which the intermediary is located.

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

Except as disclosed herein, Quartz Mountain has not, since the beginning of its last fiscal year ended July 31, 2014:

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

During the fiscal year ended July 31, 2014, the Company had transactions totaling $535,392 (2013 – $2,585,097; 2012 – $1,255,789) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

Finsbury Exploration Ltd.

Finsbury Exploration Ltd. ("Finsbury") is a private company which has certain directors in common with the Company. During the fiscal year ended July 31, 2014, the Company had transactions totaling $nil (2013 – $nil; 2012 - $25,278) to Finsbury relating to the Galaxie Project.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain's audited consolidated annual financial statements as at and for the year ended July 31, 2014, 2013 and 2012 are attached in Exhibit 99.1 to this Annual Report.

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

There have been no significant changes to the accompanying financial statements since July 31, 2014, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Trading Markets

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX-V (NEX board from 2008 to 2011) and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2014	0.12	0.04	0.09	0.06
2013	0.35	0.07	0.28	0.07
2012	0.50	0.20	0.50	0.20
2011	0.49	0.18	0.42	0.16
2010	0.30	0.15	0.30	0.13

	TSX-V		OTC
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4, 2014	0.08	0.04	0.07	0.06
Q3, 2014	0.12	0.08	0.07	0.06
Q2, 2014	0.09	0.07	0.08	0.06
Q1, 2014	0.10	0.07	0.09	0.07
Q4, 2013	0.13	0.07	0.23	0.07
Q3, 2013	0.28	0.13	0.28	0.23
Q2, 2013	0.34	0.23	0.28	0.25
Q1, 2013	0.35	0.24	0.37	0.28

	TSX-V		OTC
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
to October 9, 2014	0.04	0.04	0.06	0.06
September 2014	0.06	0.05	0.04	0.04
August 2014	0.06	0.06	0.05	0.05
July 2014	N/A	N/A	N/A	N/A
June 2014	0.05	0.05	0.07	0.06
May 2014	N/A	N/A	N/A	N/A
April 2014	0.10	0.08	0.06	0.06

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

On December 30, 2011, the Company acquired a qualifying property and was relisted on the main board of the TSX Venture Exchange, trading under the symbol QZM. The Company continues to trade on the OTC Grey Market under the symbol QZMRF.

On February 17, 2005, the Company transferred its listing to NEX, a separate board of TSX-V and the Company's common shares traded on NEX under the symbol QZM.H.

Prior to February 17, 2005, the Company's common shares were listed and traded in Canada on Tier 2 on the TSX-V, under the symbol QZM.V. The transition to Tier 2 became effective December 23, 2003. Prior to this, the Company traded on Tier 3 on the TSX-V.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Articles of Association

Quartz Mountain's original corporate constituting documents comprised of the Memorandum and Articles of Association were registered with the British Columbia Registrar of Companies under Corporation No. BC0253743. The Company’s Memorandum and Articles have subsequently been replaced by a Notice of Articles and Articles under the Business Corporations Act (British Columbia) (“BCA”), and the Articles were last amended by shareholder resolution at the Company’s Annual General Meeting, held on February 24, 2014. The Company's articles of incorporation do not contain a description or place any restrictions on the Company's objects and purposes. For more information, see the Articles of Amalgamation filed as Exhibit 10.1 to this Form 20-F.

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

C.	MATERIAL CONTRACTS

Quartz Mountain's material contracts as of October 9, 2014 are:

•	Corporate Services Agreement with HDSI, dated for reference July 2, 2010. See Item 7B;

•	Convertible Debenture Agreement with Bearclaw Capital Corp., dated for reference August 20, 2012 and amendments thereto. See Item 5B;

D.	EXCHANGE CONTROLS

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

United States Federal Income Tax Consequences

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended July 31, 2014, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•      an individual who is a citizen or resident of the U.S.;

•      a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•      an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•      a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2014, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

As at July 31, 2014, the Company held cash and cash equivalents in financial institutions in the amount of $1,025,320 (2012 – $706,393; 2011 – $2,450,451).

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

The Company's management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of July 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of July 31, 2014.

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

A copy of the Code of Ethics was filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report filed on Form 20-F for the fiscal year ended July 31, 2012 and is available at www.sec.gov. The Company will also provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8; or submitted by telephone at 604-684-6365, attention: Investor Relations Department.

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

Services:	Year ended
	July 31, 2014	July 31, 2013
Audit Fees (1)	$ 24,000	$ 32,750
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$ 24,000	$ 32,750

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

From time to time, management of the Company recommends to and requests approval from the Audit and Risk Committee for non-audit services to be provided by the Company's auditors. The Audit and Risk Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit and Risk Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2014.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2014, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18	FINANCIAL STATEMENTS

See Exhibit 99.1.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
4.2	Services Agreement between Hunter Dickinson Inc. and the Company dated July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.
4.1	Sale Agreement between Finsbury Exploration Ltd. and the Company dated July 27, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
4.3	Convertible Debenture Agreement between Bearclaw Capital Corp. and the Company dated August 20, 2012, and amended July 14, 2013.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

Exhibit Number	Description of Exhibit	Note
4.4	Letter Agreement between Amarc Resources Ltd. and the Company, dated November 1, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
4.5	Amended Letter Agreement between Amarc Resources Ltd. and the Company, dated June 27, 2013	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2013, filed on November 28, 2013.
6.1	Stock Option Plan approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
6.2	Audit and Risk Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
10.1	Articles approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
16B.	Code of Ethics and Trading Restrictions	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit
Number	Description of Exhibit
1.7	Articles, as amended the Company’s Annual General Meeting, held on February 24, 2014.
4.6	Amendment dated July 14, 2013 to Convertible Debenture Agreement between Bearclaw Capital Corp. and the Company dated August 20, 2012.
4.7	Amendment dated October 1, 2014 to Convertible Debenture Agreement between Bearclaw Capital Corp. and the Company dated August 20, 2012.
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer
99.1	Independent Auditor’s Report, dated October 9, 2014;
Statements of financial position as at July 31, 2014, and July 31, 2013;
Statements of comprehensive loss for the years ended July 31, 2014, July 31, 2013 and July 31, 2012;
Statements of cash flows for the years ended July 31, 2014, July 31, 2013 and July 31, 2012;
Statements of changes in equity for the years ended July 31, 2014, July 31, 2013 and July 31, 2012;
Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Ronald W. Thiessen
Ronald W. Thiessen
President and Chief Executive Officer

Dated: October 16, 2014