Form 20-F
period 2015-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2015-11-27
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 FORM 20-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended July 31, 2015

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

27,299,513 common shares as of July 31, 2015

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
Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of
Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ]	No [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 126-2 of the
Exchange Act.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [ X ] by the International Accounting Standards Board	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act):

Yes [ ]	No [ X ]

GENERAL		5

CURRENCY AND MEASUREMENT		8

NOTE ON FORWARD LOOKING STATEMENTS		8

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	9

ITEM 3	KEY INFORMATION	9

A.	SELECTED FINANCIAL DATA	9

B.	CAPITALIZATION AND INDEBTEDNESS	10

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	10

D.	RISK FACTORS	10

ITEM 4	INFORMATION ON THE COMPANY	15

A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15

B.	BUSINESS OVERVIEW	16

C.	MINERAL PROPERTIES AND EXPLORATION ACTIVITIES AND PLANS	18

D.	ORGANIZATIONAL STRUCTURE	23

E.	PROPERTY, PLANT AND EQUIPMENT	23

F.	CURRENCY	23

ITEM 4A	UNRESOLVED STAFF COMMENTS	24

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24

OVERVIEW		24

A.	OPERATING RESULTS	24

B.	LIQUIDITY AND CAPITAL RESOURCES	27

C.	RESEARCH EXPENDITURES	29

D.	TREND INFORMATION	29

E.	OFF – BALANCE SHEET ARRANGEMENTS	29

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	30

G.	SAFE HARBOR	30

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	30

A.	DIRECTORS AND SENIOR MANAGEMENT	30

B.	COMPENSATION	35

C.	BOARD PRACTICES	36

D.	EMPLOYEES	40

E.	SHARE OWNERSHIP	41

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	42

A.	MAJOR SHAREHOLDERS	42

B.	RELATED PARTY TRANSACTIONS	43

C.	INTERESTS OF EXPERTS AND COUNSEL	44

ITEM 8	FINANCIAL INFORMATION	44

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	44

B.	SIGNIFICANT CHANGES	44

ITEM 9	THE OFFER AND LISTING	45

A.	OFFER AND LISTING DETAILS	45

B.	PLAN OF DISTRIBUTION	46

C.	MARKETS	46

D.	SELLING SHAREHOLDERS	46

E.	DILUTION	46

F.	EXPENSES OF THE ISSUE	46

ITEM 10	ADDITIONAL INFORMATION	46

A.	SHARE CAPITAL	46

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	46

C.	MATERIAL CONTRACTS	49

D.	EXCHANGE CONTROLS	49

E.	TAXATION	49

F.	DIVIDENDS AND PAYING AGENTS	57

G.	STATEMENT BY EXPERTS	57

H.	DOCUMENTS ON DISPLAY	57

I.	SUBSIDIARY INFORMATION	57

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	58

A.	TRANSACTION RISK AND CURRENCY RISK MANAGEMENT	58

B.	EXCHANGE RATE SENSITIVITY	58

C.	INTEREST RATE RISK AND EQUITY PRICE RISK	58

D.	COMMODITY PRICE RISK	58

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	58

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	58

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	58

ITEM 15	CONTROLS AND PROCEDURES	58

A.	DISCLOSURE CONTROLS AND PROCEDURES	58

B.	MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	59

	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	59

	LIMITATIONS OF CONTROLS AND PROCEDURES	59

ITEM 16	[RESERVED]	60

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	60

ITEM 16B	CODE OF ETHICS	60

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	61

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES	61

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	61

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	61

ITEM 16G	CORPORATE GOVERNANCE	62

ITEM 16H	MINE SAFETY DISCLOSURE	62

ITEM 17	FINANCIAL STATEMENTS	62

ITEM 18	FINANCIAL STATEMENTS	62

ITEM 19	EXHIBITS	62

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

Except as noted, the information set forth in this Annual Report is as of November 25, 2015, and all information included in this document should only be considered correct as of such date.

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

As a reporting issuer under the Securities Acts of British Columbia and Alberta, the Company is subject to National Instrument 43-101 "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators. Securities and Exchange Commission Industry Guide 7, as interpreted by Securities and Exchange Commission Staff, applies standards that are different from those prescribed by National Instrument 43-101 in order to classify mineralization as a reserve. In particular, Mineral Reserves under National Instrument 43-101 are defined as the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors, which are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre- Feasibility Study or Feasibility Study.

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

Mineral Resource	National Instrument 43-101 “Standards of Disclosure for Mineral Projects” issued by the Canadian Securities Administrators defines a “mineral Resources as a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence that that applied to an Indicated Mineral Resource, and an Indicated Mineral resources has a lower level of confidence than that applied to a Measured Mineral Resource.

(1) An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(2) An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

(3) A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

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

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for an annual report.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an annual report.

ITEM 3	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2015 and July 31, 2014, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

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

	Year ended	Year ended	Year ended	Year ended	Year ended
	July 31, 2015	July 31, 2014	July 31, 2013	July 31, 2012	July 31, 2011
Sales revenue	$–	$–	$–	$–	$–
Loss from operations	$1,410,322	$865,427	$3,458,827	$3,587,805	$174,867
Loss and comprehensive loss	$1,410,322	$865,427	$3,458,827	$3,587,805	$183,483
Basic and diluted loss per common share	$0.05	$0.03	$0.13	$0.20	$0.01
Dividends per share	$–	$–	$–	$–	$–
Working capital	$(2,548,933)	$(2,527,095)	$(1,743,116)	$911,035	$57,066
Total assets	$$478,407	$1,975,310	$2,469,814	$2,821,289	$99,230
Shareholder’s equity	$(2,998,931)	$(1,588,609)	$(723,182)	$989,036	$57,067
Share capital	$26,050,118	$26,050,118	$26,050,118	$24,514,381	$20,375,746
Shares outstanding	27,299,513	27,299,513	27,299,513	22,032,793	13,399,422

Currency and Exchange Rates

On November 24, 2015 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.3308. Exchange rates published by the Bank of Canada are, available on its website www.bankofcanada.ca, nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31 (Canadian Dollars per U.S. Dollar)
	2015	2014	2013	2012	2011
End of Period	1.3047	$1.0890	$1.0287	$1.0014	$0.9538
Average for the Period (1)	1.1924	$1.0733	$1.0070	$1.0084	$0.9930
High for the Period	1.3060	$1.1251	$1.0576	$1.0604	$1.0642
Low for the Period	1.0857	$1.0237	$0.9710	$0.9980	$0.9449

(1)	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
November 2015 (to November 24, 2015)	1.3357	1.3095
October 2015	1.3242	1.2904
September 2015	1.3413	1.3147
August 2015	1.3303	1.2973
July 2015	1.3060	1.2566
June 2015	1.2550	1.2209
May 2015	1.2485	1.1951

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Additional Funding Requirements

At July 31, 2015, the Company had cash and cash equivalents of $461,986 and a working capital deficit of $2,548,933. Further corporate activities and development of the Company's properties will require additional capital. The Company currently does not have sufficient funds to fully develop the properties it holds. In addition, a positive production decision at these properties or any other development projects acquired in the future would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain funding through debt or equity financings, the joint venturing of projects, or other means. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company issues shares to finance its operations or expansion plans, control of the Company may change and shareholders may suffer dilution of their investment. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business. In addition, a positive production decision at any of the Company’s current projects or any other development projects acquired in the future would require significant resources/funding for project engineering and construction. Accordingly, the continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

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

The Company holds a 1% net smelter return ("NSR") royalty interest on the Quartz Mountain Property (renamed "Angel's Camp"), an exploration stage prospect in Oregon. The Company's interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.

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

Galaxie Project, Northwestern British Columbia

The area of Quartz Mountain’s Galaxie Project is shown in Figure 1. A more detailed claim outline is shown in Figure 2.

Dease Lake
GALAXIE PROJECT
GNAT DEPOSIT
Legend
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

Figure 1 Property Location

Figure 2 Claim Outline

Agreements

Sale Agreement with Finsbury Exploration Ltd.

In August 2012, Quartz Mountain completed the acquisition of a 100% interest in the Galaxie Project from Finsbury Exploration Ltd (“Finsbury”), a Non-Arm’s Length Party, through a sale agreement (the “Sale Agreement”) dated July 27, 2012. The Galaxie Project-area acquired from Finsbury included an area of 1,488 square kilometers, comprised of three mineral claims totaling 1,294.3 hectares (the “Gnat Pass Property”) and the surrounding mineral claims staked by Finsbury to that time.

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

Location, Access and Local Resources

The Galaxie Project is located on Highway 37, approximately 24 kilometers south of Dease Lake, BC. The Project area currently consists of 158 mineral claims covering an area of approximately 577 square kilometers (57,618.2 hectares).

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

Dease Lake (population of about 600) offers an array of services, including motel accommodations, food, fuel, a variety of small equipment operators, post office, health clinic and government services. Mining and exploration make up the most substantial industry. Regional Power manages the off-grid Dease Lake Generating Station, located about 30 km west of Dease Lake. The facility supplies the entire energy load for the community of Dease Lake. Construction of a 287-kilovolt transmission line, extending 344 kilometers from the existing Skeena substation south of Terrace to a new substation near Bob Quinn Lake, about 180 kilometers by road south of Dease Lake was completed in 2014. It supplies the new Red Chris mine by way of a spur line at Bob Quinn Lake.

Property Description

The Galaxie Project is comprised of some of the claims acquired through the Sale Agreement with Finsbury described above (including all of those claims acquired from Bearclaw) and additional claims staked by Quartz Mountain. Names and expiry dates for the claims are summarized below:

Property	Claim Name	Expiry date
Gnat Pass	Tenure # 512878 (no name)	Aug 17, 2016
Tenure # 525819 (Gnat North)
Tenure # 607847 (Gnat 3)
Galaxie Claims	Tenure #s 1014077 – 1014104

Stu 001-012, 13, 014-024, 050, 055-060, 063-064, 067-070, 074,
077-078, 080-089, 155, 157-158, 161-162, 168, 171-174, 178-
181, 228-237, 240-241, 246-247, 250-260, 274-289 (880610),
300-302, 372 (942614), 372 (983855), 373 (983863), 374 (983874),
373 (991847), 374 (991824), 374 (983876), 375-388

Quartz Mountain will decide whether to return the Gnat Pass claims and whether to retain the mineral claims expiring in fiscal 2016 as they come due.

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

Exploration and Development History

The first record of exploration in the Gnat Pass Property area was in 1960 when prospecting work by a previous owner discovered copper mineralization in the vicinity of Lower Gnat Lake. Since that time, at least nine companies have explored the property completing geological mapping, rock, soil and stream sediment geochemical sampling, magnetic and induced polarization (IP) geophysical surveys and diamond drilling during the periods of 1960-1971, 1990-1996 and in 2005. Most of the historical work focused on the Gnat deposit, and occurrences in the vicinity.

During the period 1965-69, previous operators completed 18,390 meters of diamond drilling in 110 holes in this area. Most of this historical drilling at the Gnat deposit and carried out over an area measuring about 600 meters by 600 meters, down to a maximum depth of about 300 meters below surface. The result of a historical estimate of the “indicated reserves” in the Gnat deposit was reported in 1972.

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

A previous owner completed a first-pass reconnaissance prospecting and geochemical silt, soil and rock sampling program within a number of target areas in the Galaxie Claims area in September 2011. Much of the work was outside of known areas of mineralization, but some work did overlap with known mineral occurrences, including some of those listed above. A total of 486 silt, 912 soil and 35 rock grab samples were collected.

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

Work in 2012-2013

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

Geological mapping in the Gnat deposit area identified porphyry-style hydrothermal alteration characterized by occurrences of k-feldspar veining and flooding, tourmaline in veins or breccia bodies and chalcopyrite mineralization over a west-northwest trending zone measuring about 3.5 kilometers long by 700 meters to 1,000 meters wide. Contained within this large 'hydrothermal footprint' are the Creek Zone and Moss copper prospects, the two main known mineralized zones outside of the Gnat deposit area (see Figure 3 below).

Figure 3 Gnat Deposit Area

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

As a result of difficult financing conditions for junior exploration companies, no work was completed at Galaxie in 2014 or 2015. The potential of the intrusions at Hu warrants further exploration when funds become available.

Other Properties

ZNT Property

The ZNT Property is located in central British Columbia, some 15 kilometers southeast of the town of Smithers, BC. The property consists of 102 square kilometers (10,171.6 hectares) of mineral claims owned 100% by Quartz Mountain.

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

Quartz Mountain will decide whether to retain the mineral claims expiring in fiscal 2016 as they come due.

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

OVERVIEW

As a result of difficult financing conditions for junior exploration companies, no material exploration work was completed in 2015. Accordingly, during the fiscal year ended July 31, 2015, the Company's activities primarily involved seeking joint ventures or farm out agreements to advance the exploration activities at its properties.

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2015, 2014 and 2013 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2015, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A.        OPERATING RESULTS

Comprehensive loss for the year ended July 31, 2015 vs. 2014

The Company recorded a loss from operations of $1,410,000 in the current year compared to a loss from operations of $865,000 in the prior fiscal year. The increase in loss during the fiscal year 2015 was due to impairment of mineral property interest triggered primarily by suppressed prices of the Company’s shares as the capital markets for junior resource companies continued to deteriorate and the Company curtailed its exploration and evaluation activities to conserve its cash resources.

The following table provides a breakdown of exploration costs incurred during the year ended July 31, 2015:

	Galaxie	Hotai	ZNT	Other	Total 2015
Assaying	$–	$–	$–	$5,147	$5,147

Drilling	–	–	–	–	–

Geological	–	–	–	8,175	8,175

Graphics	–	–	–	145	145

Property fees	–	–	–	–	–

Site activities	–	–	–	–	–

Sustainability	–	–	–	600	600

Transportation	–	–	–	–	–

Travel	–	–	–	–	–

Total	$–	$–	$–	$14,067	$14,067

The following table provides a breakdown of exploration costs incurred during the year ended July 31, 2014:

	Galaxie	Hotai	ZNT	Other (i)	Total 2014
Assaying	$7,274	$1,053	$12,104	$490	$20,921

Drilling	–	–	90,773	–	90,773

Environmental	–	–	1,507	–	1,507

Engineering	–	–	–	–	–

Geological	30,570	3,200	45,615	(11,698)	67,687

Graphics	204	–	153	3,060	3,417

Property fees	1,409	–	–	–	1,409

Site activities	8,529	677	19,571	8,772	37,549

Socioeconomic	–	34	15,641	75	15,750

Helicopter	4,770	–	–	–	4,770

Travel	4,672	5,530	5,337	2,649	18,188

Total	$57,428	$10,494	$190,701	$3,348	$261,971

The following table provides a breakdown of the administration costs incurred:

Administration costs	2015	2014

Conferences and travel	$–	$8,147

Legal, accounting and audit	34,775	50,321

Office and administration	406,667	505,061

Regulatory, trust and filing	20,209	21,904

Shareholder communications	11,122	18,565

Total	$472,773	$603,998

Administrative costs have tended to follow the trend in the Company's exploration and business development activities of the Company. They have been reduced to minimum levels necessary to meet continued disclosure and corporate governance requirements of a public company.

Comprehensive loss for the year ended July 31, 2014 vs. 2013

The Company recorded a loss from operations of $865,000 in the 2014 fiscal year compared to a loss from operations of $3,459,000 in the 2013 fiscal year.

Exploration and evaluation (“E&E”) expenditures increased in the first half of fiscal 2013 due to the acquisition of the Galaxie Project, and ZNT property. E&E costs decreased after January 2013 as the Company had been mainly focused on property evaluation activities.

The following tables provide a breakdown of exploration costs incurred during the year ended July 31, 2013:

Exploration and				(i)
evaluation costs	Galaxie	Hotai	ZNT	Other	Total 2013

Assaying	$239,526	$16,976	$55,035	$48,391	$359,928

Drilling	265,336	–	–	–	265,336

Engineering	9,044	–	–	12,474	21,518

Environmental	122	–	488	–	610

Geological	1,331,104	132,127	176,547	(79,508)	1,560,270

Graphics	18,913	1,615	8,899	18,037	47,464

Helicopter	632,568	57,997	–	–	690,565

Property fees	15,590	14,555	53,692	125	83,962

Site activities	626,914	9,083	71,346	15,995	723,338

Socio economics	12,016	725	7,230	14,362	34,333

Travel	74,840	1,271	15,310	1,696	93,117

Total	$3,225,973	$234,349	$388,547	$31,512	$3,880,441

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

In the 2014 fiscal year, the Company expensed stock options to employees and directors for $nil compared to $211,000 in the 2013 fiscal year.

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

At July 31, 2015, the Company had cash and cash equivalents of $0.46 million and a working capital deficit of $2.6 million. Substantially all of the total short-term liabilities of $3.0 million at July 31, 2015 were payable to Hunter Dickinson Services Inc. ("HDSI"). In October 2014, the Company entered into an agreement with the holder of its convertible debenture to restructure the payment terms of the debenture.

The Company believes that its liquid assets at July 31, 2015 are sufficient to meet its known obligations, other than the amount payment to HDSI, it expects to pay over the next 12 months and to maintain its core mineral rights in good standing for this next 12 month period. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund additional exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in very depressed equity prices. A further and continued deterioration in market conditions will increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and reviewing discretionary spending, capital projects and operating expenditures, and implementing cash and cash management strategies.

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

•

the remaining balance (the “Principal Sum”) of $550,000 is repayable in equal annual installments of $50,000, commencing on January 31, 2015 (first installment of $50,000 was paid on January 31, 2105); and

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

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2015.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2015, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

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

The Company believes that its current liquid assets, as of the date of this Annual Report, are sufficient to meet all known obligations and to maintain its core mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

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

Copper prices have been variable since late 2011 and averaged lower in each of the past three years. Prices continue to be variable in 2015.

The gold price was on an uptrend to 2012. Prices decreased in 2013. In 2014 and so far in 2015, gold prices have been variable, with a decrease in the average price.

An upward trend in silver prices began in 2010, and continued to late September 2011, with prices reaching as high as $43/oz. Prices ranged from $26/oz and $35/oz between October 2011 and the end of 2012, then trended downward in 2013. Although prices have been more variable in 2014 and 2015, there has been an overall decrease in the average price.

Average annual prices for the past five years as well as the average prices so far during the 2015 calendar year for copper (Cu), gold (Au) and silver (Ag) are shown in the table below:

Calendar Year	Metal Prices (US$)
	Cu	Au	Ag
2010	3.42/lb	1,228/oz	20.24/oz
2011	4.00/lb	1,572/oz	35.25/oz
2012	3.61/lb	1,669/oz	31.16/oz
2013	3.32/lb	1,410/oz	23.80/oz
2014	3.11/lb	1,266/oz	19.08/oz
2015 to the date of this document	2.53/lb	1,171/oz	15.85/oz

Source: www.metalprices.com

E.	OFF – BALANCE SHEET ARRANGEMENTS

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2015:

	Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities	$4,062	$4,062	$–	$–

Convertible debenture	500,000	50,000	450,000	–

Due to a related party	2,973,276	2,973,276	–	–

Total	$3,477,338	$3,027,338	$450,000	$–

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

Ronald W. Thiessen (1952), President, Chief Executive Officer and Director

Ronald Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, Hunter Dickinson Services Inc. (“HDSI”), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	November 2014
	Chief Executive Officer	November 2014	Present

Company	Positions Held	From	To

Atlatsa Resources Corporation	Director	April 1996	June 2011

	Director	November 1995	April 2011
Continental Minerals Corporation
	Co-Chairman	January 2006	April 2011

Detour Gold Corporation	Director	July 2006	May 2012

	Director	August 1994	January 2011
Farallon Mining Ltd.
	Chairman	December 2005	January 2011

	Director	October 1993	June 2013
Great Basin Gold Ltd.
	Chairman	November 2006	June 2013

	Director	November 1995	Present
Northern Dynasty Minerals Ltd.
President and Chief
	Executive Officer	November 2001	Present

	Director	December 2011	Present
Quartz Mountain Resources Ltd.

	President and Chief	December 2011	Present
Executive Officer

	Director	October 1993	Present
Taseko Mines Limited
	Chairman	May 2006	Present

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	February 2012
	Director	May 2012	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Taseko Mines Limited	Director	October 1992	July 2014

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To

	Director	April 1993	Present
Amarc Resources Ltd.
	Chairman	April 2004	Present

Continental Minerals Corporation	Director	June 2004	April 2011

	Director	November	November 2012
2010
Curis Resources Ltd.
	Chairman	November	December 2010
2010

Heatherdale Resources Ltd.	Director	November	Present
2009

Northcliff Resources Ltd.	Director	June 2011	Present

	Chairman	June 2011	January 2013

	Director	June 1994	Present
Northern Dynasty Minerals Ltd.
	Chairman	April 2004	Present

	Director	December 2011	Present
Quartz Mountain Resources Ltd.
	Chairman	December 2011	November 2012

Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011

Taseko Mines Limited	Director	January 1991	Present

James Kerr (1945), Director

Mr. Kerr holds a B.A. degree and graduated from the University of British Columbia in 1968. Mr. Kerr is a Chartered Professional Accountant and was a partner at KPMG, a national accounting firm, until his retirement in 2007. Mr. Kerr has extensive experience in public practice, and actively involved with audit committees of mining and energy companies, providing advice on accounting and compliance issues based on a risk management approach.

Mr. Kerr is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Director	November 2010	November 2014
Quartz Mountain Resources Ltd.	Director	December 2011	Present

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

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Asanko Gold Inc.	Director	February 2004	Present
Auryn Resources Inc.	Director	October 2013	Present
Bell Copper Corporation	Secretary	March 2001	May 2011
	Director	June 2001	April 2011
Benton Capital Corp. (formerly	Director	July 2003	July 2013
Benton Resources Corp.)	Secretary	December 2003	Present
Benton Resources Inc.	Director	November 2011	March 2014
	Secretary	November 2011	Present
Canada Rare Earth Corp.	Secretary	June 2009	Present
Continental Minerals Corporation	Director	February 2001	April 2011
Coro Mining Corporation	Director	June 2009	Present
Coro Resources Corp.	Director	January 2009	Present
Curis Resources Ltd.	Director	January 2011	November 2014
CVC Cayman Venture Corp.	Director	July 2010	November 2010
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	November 2012
	Secretary	August 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
	Secretary	January 2003	December 2011
Rockwell Diamonds Inc.	Secretary	September 2012	Present

Company	Positions Held	From	To
Sokoman Iron Corp. (formerly Golden Dory Resources Corp.)	Secretary	August 2008	Present

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

Michael Lee, CPA CA, CIA, CISA, CFE, PMP (1967), Chief Financial Officer

Michael Lee is a Chartered Professional Accountant and has over 15 years of experience in the areas of governance, risk management and financial reporting, working primarily with Canadian and US public corporations.

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Atlatsa Resources Corporation	Assistant Secretary	November 2007	March 2011
Continental Minerals Corporation	Secretary	February 2008	April 2011
Curis Resources Ltd.	Secretary	June 2013	November 2014
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	June 2013	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012
Taseko Mines Limited	Secretary	July 2008	Present

B.	COMPENSATION

During the Company's financial year ended July 31, 2015, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $103,148.

Ronald W. Thiessen, President, Michael Lee, Chief Financial Officer, and Lena Brommeland, Executive Vice President, are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's most recently completed financial year is as set out below:

			Share-	Option-		All other	Total
			based	based	Pension	compensa	compensa
Name and principal	Fiscal	Salary	awards	awards	value	tion	tion
position	year	($)	($)	($)	($)	($)	($)

Ronald W. Thiessen	2015	Nil	Nil	Nil	Nil	Nil	Nil
President and Chief
Executive Officer	2014	Nil	Nil	Nil	Nil	Nil	Nil

Michael Lee (2)	2015	28,266	Nil	Nil	Nil	Nil	28,266
Chief Financial Officer
	2014	36,443	Nil	Nil	Nil	Nil	36,443

Lena Brommeland	2015	Nil	Nil	Nil	Nil	Nil	Nil
Executive Vice President	2014	16,742	Nil	Nil	Nil	Nil	16,742

During the fiscal year ended July 31, 2015, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year ended July 31, 2015 is as set out below:

				Non-
				equity
				incentive
		Share-	Option-	plan		All other
	Fees	based	based	compensa	Pension	compensa
Name	earned	awards	awards	tion	value	tion	Total
	($)	($)	($)	($)	($)	($)	($)

Scott Cousens(2)(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Robert A. Dickinson (2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

James Kerr (1)(4)	26,393	Nil	Nil	Nil	Nil	Nil	26,393

David Mordant (1)(5)	21,601	Nil	Nil	Nil	Nil	Nil	21,601

Gordon Fretwell (1)(6)	26,888	Nil	Nil	Nil	Nil	Nil	26,888

Notes:
(1)

On July 1, 2015 independent director fees were decreased so that they would receive an annual fee of $8,270 for their services plus an additional $2,500 annually for holding the position of Committee Chair, and $1,500 annually for being a Committee Member. Prior to July 1, 2015, independent directors received an annual fee of $$16,540 for their services plus an additional $5,000 annually for holding the position of Committee Chair, and $3,000 annually for being a Committee Member.

(2)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of time spent in respect of the Company's business.

(3)	Mr. Cousens is the Chairman of the board and the Compensation Committee.

(4)	Mr. Kerr is the Chairman of the Audit and Risk Committee as well as a member of the Compensation Committee and Nominating and Governance Committee.

(5)	Mr. Mordant is a member of the Audit and Risk Committee and Nominating and Governance Committee.

(6)	Mr. Fretwell is the Chairman of the Nominating and Governance Committee as well as a member of the Audit and Risk Committee and Compensation Committee.

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement or similar benefits.

C.	BOARD PRACTICES

All directors were re-elected at the annual general meeting of the Company's shareholders held on February 17, 2015. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders, which is expected to be held in early 2016. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Directors Service Contracts

There is no written employment contract between the Company and any director.

There is no service contract between any director of the Company and either the Company or its subsidiary, which provides for any benefits upon termination of employment.

Audit and Risk Committee

Composition of Audit and Risk Committee

The members of the Audit and Risk Committee are James Kerr (Chairman), David Mordant and Gordon J. Fretwell. All Audit and Risk Committee members are financially literate and no Audit and Risk Committee members are officers, employees or Control Persons of the Company. Mr. Kerr is a Chartered Professional Accountant, and hence a financial expert.

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

Mr. Kerr is a Chartered Professional Accountant and was a partner at KPMG, a national accounting firm, until his retirement in 2007. He has extensive experience in public practice, and actively involved with audit committees of mining and energy companies, providing advice on accounting and compliance issues based on a risk management approach. Mr. Fretwell is an experienced securities lawyer and Mr. Mordant is an experienced businessman with corporate finance experience. See disclosure under “A. Directors and Senior Management” above.

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

•	all critical accounting policies and practices used by the Company;
•

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and,

•

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

(e)

The Compensation Committee shall recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non- Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

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

At November 25, 2015 the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company's functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

E.	SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at November 25, 2015, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 4,809,755 common shares or 17.6% .

As at November 25, 2015, the Company's directors and officers beneficially own the following number of the Company's common shares, options and warrants:

		As a % of outstanding
Name of Insider	Securities Beneficially Owned (1)(3)	common shares

Lena Brommeland	215,335 common shares	0.8%

	147,177 common shares
Scott Cousens		0.5%
	60,000 options(3)

	2,171,730 common shares (2)
Robert A. Dickinson		8.0%
	60,000 options(3)

Gordon J. Fretwell	60,000 options(3)	nil

	88,000 common shares
James Kerr		0.3%
	60,000 options(3)

Michael Lee	nil	nil

	107,000 common shares
David Mordant		0.4%
	60,000 options(3)

	2,080,514 common shares
Ronald W. Thiessen		7.6%
	60,000 options(3)

Trevor Thomas	nil	nil

Notes:
(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

(2)	Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson.

(3)	Options to purchase common shares at $0.45 per share expiring on January 18, 2017.

Share Option Plan

As at November 25, 2015, an aggregate of 768,000 options were outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 1,961,951 common shares remained available for issuance pursuant to the Plan, described below.

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

The Plan is a "rolling" plan, whereby the maximum number of shares that may be reserved for issuance pursuant to all option awards granted under the Plan is 10% of the Company's outstanding common shares, as calculated at the time that an award is granted. Under the policies of the TSX-V (the "TSX-V"), the continuation of the Plan required shareholder approval by ordinary resolution at each annual general meeting of the Company's shareholders. The Company's shareholders confirmed the Plan in accordance with the policies of the TSX-V at the Company's last annual general meeting, held on February 17, 2015.

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

As of November 25, 2015, Quartz Mountain had authorized unlimited common shares without par value, of which 27,299,513 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of November 25, 2015 by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Finsbury Exploration Ltd.	2,038,111	7.5%
Robert A. Dickinson	2,171,730	8.0%
Ronald Thiessen	2,080,514	7.6%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of November 25, 2015, Quartz Mountain's register of shareholders indicates that Quartz Mountain's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	106	25,822,242	94.59%
United States	1,473	1,438,721	5.27%
Other	13	38,550	0.14%
Total	1,592	27,299,513	100.0%

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

Except as disclosed herein, Quartz Mountain has not, since the beginning of its last fiscal year ended July 31, 2015:

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

During the fiscal year ended July 31, 2015, the Company had transactions totaling $322,063 (2014 – $535,392; 2013 – $2,585,097) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain's audited consolidated annual financial statements as at and for the year ended July 31, 2015, 2014 and 2013 are attached in Exhibit 99.1 to this Annual Report.

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

There have been no significant changes to the accompanying financial statements, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest 1 cent, of the Company's common shares on the TSX-V (NEX board from 2008 to 2011) and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2015	0.06	0.01	0.07	0.02
2014	0.12	0.04	0.09	0.06
2013	0.35	0.07	0.28	0.07
2012	0.50	0.20	0.50	0.20
2011	0.49	0.18	0.42	0.16
2010	0.30	0.15	0.30	0.13

	TSX-V		OTC
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4, 2015	0.03	0.01	0.02	0.02
Q3, 2015	0.04	0.03	0.02	0.02
Q2, 2015	0.05	0.03	0.04	0.02
Q1, 2015	0.06	0.04	0.07	0.04
Q4, 2014	0.08	0.04	0.07	0.06
Q3, 2014	0.12	0.08	0.07	0.06
Q2, 2014	0.09	0.07	0.08	0.06
Q1, 2014	0.10	0.07	0.09	0.07

	TSX-V		OTC
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
to November 25, 2015	0.01	0.01	0.01	0.01
October 2015	0.02	0.01	0.01	0.01
September 2015	0.01	0.01	0.01	0.01
August 2015	0.01	0.01	0.02	0.01
July 2015	0.02	0.01	0.02	0.02

	TSX-V		OTC
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
June 2015	0.03	0.02	0.02	0.02
May 2015	0.03	0.03	0.02	0.02
April 2015	0.03	0.03	0.02	0.02

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Quartz Mountain's material contracts as of November 25, 2015 are:

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

United States Federal Income Tax Consequences

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended July 31, 2015, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2015, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of July 31, 2015, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of July 31, 2015.

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

The members of the Audit and Risk Committee are James Kerr, David Mordant and Gordon J. Fretwell. The Board of Directors has determined that Mr. Kerr qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Messrs. Kerr, Mordant and Fretwell are "independent", as that term is defined in section 803 of the NYSE MKT Company Guide. Mr. Kerr is an accredited Chartered Professional Accountant in Canada.

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

In order to achieve the Company's vision the following values are to be included in all activities:

•	Responsibly explore for and develop mineral resources;
•	Be respectful of the environment;
•	Be an industry leader and participate in industry organizations devoted to improving the industry;
•	Be a strong and honest competitor;
•	Be a responsible corporate citizen and contribute to the community;
•	Deal fairly with our customers, suppliers and joint venture participants;
•	Provide a safe and rewarding work environment; and
•	Deliver value to shareholders.

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

Services:	Year ended
	July 31, 2015	July 31, 2014
Audit Fees (1)	$ 26,500	$ 26,500
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$ 26,500	$ 26,500

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

From time to time, management of the Company recommends to and requests approval from the Audit and Risk Committee for non-audit services to be provided by the Company's auditors. The Audit and Risk Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit and Risk Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2015.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2015, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18	FINANCIAL STATEMENTS

See Exhibit 99.1.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.7	Articles, as amended the Company’s Annual General Meeting, held on February 24, 2014.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2014, filed on October 17, 2014.
4.2	Services Agreement between Hunter Dickinson Inc. and the Company dated July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.
4.1	Sale Agreement between Finsbury Exploration Ltd. and the Company dated July 27, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

Exhibit Number	Description of Exhibit	Note
4.3	Convertible Debenture Agreement between Bearclaw Capital Corp. and the Company dated August 20, 2012, and amended July 14, 2013.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
4.4	Letter Agreement between Amarc Resources Ltd. and the Company, dated November 1, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
4.5	Amended Letter Agreement between Amarc Resources Ltd. and the Company, dated June 27, 2013	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2013, filed on November 28, 2013.
4.6	Amendment dated July 14, 2013 to Convertible Debenture Agreement between Bearclaw Capital Corp. and the Company dated August 20, 2012.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2014, filed on October 17, 2014.
4.7	Amendment dated October 8, 2014 to Convertible Debenture Agreement between Bearclaw Capital Corp. and the Company dated August 20, 2012.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2014, filed on October 17, 2014.
6.1	Stock Option Plan approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
6.2	Audit and Risk Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
10.1	Articles approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
16B.	Code of Ethics and Trading Restrictions	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer

Exhibit Number	Description of Exhibit
99.1

Independent Auditor’s Report, dated November 25, 2015;

Statements of financial position as at July 31, 2015, and July 31, 2014;

Statements of comprehensive loss for the years ended July 31, 2015, July 31, 2014 and July 31, 2013;

Statements of cash flows for the years ended July 31, 2015, July 31, 2014 and July 31, 2013; and

Statements of changes in equity for the years ended July 31, 2015, July 31, 2014 and July 31, 2013;

Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Ronald W. Thiessen
Ronald W. Thiessen
President and Chief Executive Officer
Dated: November 25, 2015