Form 20-F
period 2016-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2016-10-05
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2016

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

29,299,513 common shares as of July 31, 2016

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

Except as noted, the information set forth in this Annual Report is as of October 3rd, 2016, and all information included in this document should only be considered correct as of such date.

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

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2016 and July 31, 2015, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

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

	Year ended	Year ended	Year ended	Year ended	Year ended
	July 31, 2016	July 31, 2015	July 31, 2014	July 31, 2013	July 31, 2012
Sales revenue	$–	$–	$–	$–	$–
Loss from operations	$322,605	$1,410,322	$865,427	$3,458,827	$3,587,805
Loss (income) and comprehensive loss (income)	$(92,549)	$1,410,322	$865,427	$3,458,827	$3,587,805
Basic and diluted loss per common share	$–	$0.05	$0.03	$0.13	$0.20
Dividends per share	$–	$–	$–	$–	$–
Working capital	$(2,866,383)	$(2,548,933)	$(2,527,095)	$(1,743,116)	$911,035
Total assets	$313,168	$$478,407	$1,975,310	$2,469,814	$2,821,289

	Year ended	Year ended	Year ended	Year ended	Year ended
	July 31, 2016	July 31, 2015	July 31, 2014	July 31, 2013	July 31, 2012
Shareholder’s equity	$(2,866,382)	$(2,998,931)	$(1,588,609)	$(723,182)	$989,036
Share capital	$26,090,118	$26,050,118	$26,050,118	$26,050,118	$24,514,381
Shares outstanding	29,299,513	27,299,513	27,299,513	27,299,513	22,032,793

Currency and Exchange Rates

On October 3rd, 2016 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.3137. Exchange rates published by the Bank of Canada are, available on its website www.bankofcanada.ca, nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31
	(Canadian Dollars per U.S. Dollar)
	2016	2015	2014	2013	2012
End of Period	1.3056	1.3047	$1.0890	$1.0287	$1.0014
Average for the Period (1)	1.3285	1.1924	$1.0733	$1.0070	$1.0084
High for the Period	1.4661	1.3060	$1.1251	$1.0576	$1.0604
Low for the Period	1.2497	1.0857	$1.0237	$0.9710	$0.9980

(1)	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
August 2016	1.3200	1.2765
July 2016	1.3256	1.2832
June 2016	1.3144	1.2660
May 2016	1.3167	1.2514

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Additional Funding Requirements

At July 31, 2016, the Company had cash and cash equivalents of $306,398 and a working capital deficit of $2,866,383. Substantially all of the total short-term liabilities of $3.2 million at July 31, 2016 were payable to Hunter Dickinson Services Inc. ("HDSI"). In January 2016, the Company made arrangements with HDSI to settle debt owing for services by HDSI whereby HDSI would forgive debt in the net amount owing at that time of $3,086,089, if Quartz Mountain makes a cash payment of $180,207 and issues 6 million shares to HDSI. Notwithstanding that the TSX Venture Exchange has approved the transaction with HDSI, the settlement of debt through the issuance of the shares and cash payment to HDSI has been deferred and will occur at a mutually agreed date.

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

The Company holds a 1% net smelter return ("NSR") royalty interest on the Quartz Mountain Property (renamed "Angel's Camp"), an exploration stage prospect in Oregon, USA. The Company's interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.

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

The Company's Business Strategy and Principal Activities

Quartz Mountain has been in the business of exploring and developing mineral properties. The Company’s activities on the properties are primarily focused on ascertaining whether the properties host commercially viable mineral deposits.

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

In November 2012, Quartz Mountain entered into an option and joint venture agreement with Amarc Resources Ltd. (“Amarc”) pursuant to which Amarc could earn a 40% ownership interest, with an option to acquire an additional 10% ownership interest, in the Galaxie and ZNT Projects. Amarc gained an initial 40% interest in the Galaxie and ZNT Projects by funding a drilling program at Gnat porphyry copper deposit at the Galaxie Project in late 2012. In June 2013, Quartz Mountain and Amarc entered into an amendment agreement through which Amarc had an option until October 31, 2013 to earn a 60% interest in each of the ZNT and Galaxie properties, by making certain property expenditures. Amarc earned a 60% interest in the ZNT Project but earned only a 40% interest in the Galaxie Project. In April 2014, Amarc terminated joint ventures with the Company and returned earned interests in the Galaxie and ZNT Projects in British Columbia and Quartz Mountain owned 100% of the Galaxie and ZNT Projects.

After carrying out exploration in 2012 and 2013, the ZNT Project did not warrant further work. The mineral claims comprising the property were allowed to lapse subsequent to the year ended July 31, 2016. Work was also conducted at the Galaxie Project in 2012 and 2013 but, largely because of the prevailing difficult market conditions for mineral exploration companies, the Company has since been unable to secure a joint venture or option agreement to further advance exploration. As a result, during the year ended July 31, 2016, three mineral claims were returned to a vendor and the remaining mineral claims comprising the property were allowed to lapse subsequent to year end.

The Company is currently investigating new opportunities.

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

Other Properties

After carrying out exploration in 2012 and 2013, the ZNT Project did not warrant further work. The mineral claims comprising the property were allowed to lapse subsequent to the year ended July 31, 2016. Work was also conducted at the Galaxie Project in 2012 and 2013 but, largely because of the prevailing difficult market conditions for mineral exploration companies, the Company has since been unable to secure a joint venture or option agreement to further advance exploration. As a result, three mineral claims were returned to a vendor and the remaining mineral claims comprising the property were allowed to lapse.

The Company is currently investigating new opportunities.

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

OVERVIEW

As a result of difficult financing conditions for junior exploration companies, no material exploration work was completed in 2016. Accordingly, during the fiscal year ended July 31, 2016, the Company's activities primarily involved seeking joint ventures or farm out agreements to advance the exploration activities at its properties.

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2016, 2015 and 2014 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2016, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A.	OPERATING RESULTS

Comprehensive loss for the year ended July 31, 2016 vs. 2015

The Company recorded an income from operations of $93,000 in the current year compared to a loss from operations of $1,410,000 in the prior fiscal year. The decrease in loss during the fiscal year 2016 was due to curtailed exploration and evaluation activities to conserve cash resources as well as a gain recorded from the settlement of the Bearclaw debenture.

The following table provides a breakdown of exploration costs incurred during the year ended July 31, 2016:

	Galaxie	Hotai	ZNT	Other	Total 2016
Assaying	$–	$–	$–	$170	$170
Geological	–	–	–	–	–
Graphics	–	–	–	–	–
Sustainability	–	–	–	300	630
Total	$–	$–	$–	$470	$470

The following table provides a breakdown of exploration costs incurred during the year ended July 31, 2016:

	Galaxie	Hotai	ZNT	Other (i)	Total 2015
Assaying	–	–	–	$5,147	$5,147
Geological	–	–	–	8,175	8,175
Graphics	–	–	–	145	145
Sustainability	–	–	–	600	600
Total	$–	$–	$–	$14,067	$14,067

The following table provides a breakdown of the administration costs incurred:

Administration costs	2016	2015
Conferences and travel	$–	$–
Legal, accounting and audit	28,421	34,775
Office and miscellaneous	619	3,678
Insurance	44,075	38,170
IT Services	22,000	47,500
Salaries and benefits	189,021	317,319
Regulatory, trust and filing	34,038	20,209
Shareholder communications	3,961	11,122
Total	$322,135	$472,773

Administrative costs have tended to follow the trend in the Company's exploration and business development activities of the Company. They have been reduced to minimum levels necessary to meet continued disclosure and corporate governance requirements of a public company.

Comprehensive loss for the year ended July 31, 2015 vs. 2014

The Company recorded a loss from operations of $1,410,000 in the 2015 fiscal year compared to a loss from operations of $865,000 in the 2014 fiscal year. The increase in loss during the fiscal year 2015 was due to impairment of mineral property interest triggered primarily by suppressed prices of the Company’s shares as the capital markets for junior resource companies continued to deteriorate and the Company curtailed its exploration and evaluation activities to conserve its cash resources.

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

At July 31, 2016, the Company had cash and cash equivalents of $0.31 million and a working capital deficit of $2.9 million. Substantially all of the total short-term liabilities of $3.2 million at July 31, 2016 were payable to Hunter Dickinson Services Inc. ("HDSI").

In January 2016, the Company made arrangements with HDSI to settle debt owing for services by HDSI whereby HDSI would forgive debt in the net amount owing at that time of $3,086,089, if the Company makes a cash payment of $180,207 and issues 6 million shares to HDSI. Notwithstanding that the TSX Venture Exchange has approved the transaction with HDSI, the settlement of debt through the issuance of the shares and cash payment to HDSI has been deferred and will occur at a mutually agreed date.

The Company believes that its liquid assets at July 31, 2016 are sufficient to meet its known obligations falling due in the next 12 months, other than the amount payable to HDSI. Future obligations should be considered together with the Company’s history of losses and going concern basis. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due. Future obligations

Additional debt or equity financing will be required to fund additional exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

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

Debenture

In August 2012, pursuant to the Sale Agreement relating to the Galaxie Project, in particular, acquisition of three mineral claims called the Gnat Property from Bearclaw Capital Corp. (“Bearclaw”), the Company issued a convertible debenture (the "Debenture") in the amount of $650,000 maturing on October 31, 2013, and bearing interest at a rate of 8% per annum (payable quarterly in arrears) to Bearclaw. The Debenture was convertible into the Company's common shares at a conversion price of $0.40 per share at any time before its expiry.

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

January 2016 Settlement

In January 2016, the Company entered into an agreement with Bearclaw to settle the amount owing under the Debenture ($500,000 plus interest) related to the Gnat Property. As part of the settlement in March 2016, the Company made a $29,793 cash payment and issued 2 million common shares to Bearclaw as well as transferring title to the Gnat Property back to Bearclaw at no cost to complete the settlement.

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2016.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2016, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

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

The Company believes that its current liquid assets, as of the date of this Annual Report, are sufficient to meet all known obligations, aside from the amount payable to HDSI, falling due for the next 12 month period. Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

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

The Company does not currently hold any properties.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2016:

	Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities	$1,107	$1,107	$–	$–
Due to a related party	3,178,443	3,178,443	–	–
Total	$3,179,550	$3,179,550	$–	$–

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	November 2014
	Chief Executive Officer	November 2014	Present
Detour Gold Corporation	Director	July 2006	May 2012
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	President and Chief Executive Officer	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	February 2012
	Director	May 2012	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	September 2016
Taseko Mines Limited	Director	October 1992	July 2014

Robert A. Dickinson (1948), Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 40 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the BC Mining Museum and a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Curis Resources Ltd.	Director	November 2010	November 2012

Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

David Mordant (1944), Director

Mr. Mordant is the retired founder and CEO of an agricultural commodities trading business that was sold to a listed company. He has focused on commodity and stock market trading in local and international markets since 2002 and has been a guest commentator on CNBC on commodities and stocks.

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

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Asanko Gold Inc.	Director	February 2004	Present
Auryn Resources Inc.	Director	October 2013	Present
Benton Capital Corp. (formerly Benton Resources Corp.)	Director	July 2003	July 2013
	Secretary	December 2003	Present
Benton Resources Inc.	Director	November 2011	March 2014
	Secretary	November 2011	Present
Canada Rare Earth Corp.	Secretary	June 2009	Present
Coro Mining Corporation	Director	June 2009	Present
Coro Resources Corp.	Director	January 2009	Present
Curis Resources Ltd.	Director	January 2011	November 2014
CVC Cayman Venture Corp.	Director	July 2010	November 2010
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	November 2012
	Secretary	August 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
	Secretary	January 2003	December 2011
Rockwell Diamonds Inc.	Secretary	September 2012	Present
Sokoman Iron Corp. (formerly Golden Dory Resources Corp.)	Secretary	August 2008	Present

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

Michael Lee, CPA CA, CIA, CISA, CFE, PMP (1974), Chief Financial Officer

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Curis Resources Ltd.	Secretary	June 2013	November 2014
Mineral Mountain Resources Ltd.	Director	September 2016	Present
Heatherdale Resources Ltd.	Secretary	June 2013	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012
Taseko Mines Limited	Secretary	July 2008	Present

B.	COMPENSATION

During the Company's financial year ended July 31, 2016, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $43,378.

Ronald W. Thiessen, President, Michael Lee, Chief Financial Officer, and Lena Brommeland, Executive Vice President, are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's most recently completed financial year is as set out below:

Name and principal position	Fiscal year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Ronald W. Thiessen President and Chief Executive Officer	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil
	2014	Nil	Nil	Nil	Nil	Nil	Nil
Michael Lee (2) Chief Financial Officer	2016	23,973	Nil	Nil	Nil	Nil	23,973
	2015	28,266	Nil	Nil	Nil	Nil	28,266
	2014	36,443	Nil	Nil	Nil	Nil	36,443
Lena Brommeland Executive Vice President	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil
	2014	16,742	Nil	Nil	Nil	Nil	16,742

During the fiscal year ended July 31, 2016, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year ended July 31, 2016 is as set out below:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Scott Cousens(2)(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert A. Dickinson (2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Mordant (1)(5)	$5,635	Nil	Nil	Nil	Nil	Nil	Nil
Gordon Fretwell (1)(6)	$6,885	Nil	Nil	Nil	Nil	Nil	Nil
James Kerr(1)(4)	$6,885	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

On July 1, 2015 independent director fees were decreased so that they would receive an annual fee of $8,270 for their services plus an additional $2,500 annually for holding the position of Committee Chair, and $1,500 annually for being a Committee Member; January 2016 and onward, fees were reduced to $nil. Prior to July 1, 2015, independent directors received an annual fee of $$16,540 for their services plus an additional $5,000 annually for holding the position of Committee Chair, and $3,000 annually for being a Committee Member.

(2)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Messrs. Lee, Cousens and Dickinson is allocated to the Company on the basis of time spent in respect of the Company's business.

(3)	Mr. Cousens is the Chairman of the board and the Compensation Committee.

(4)

Mr. Kerr was formerly the Chairman of the Audit and Risk Committee as well as a member of the Compensation Committee and Nominating and Governance Committee. He resigned as a director and from these positions in February 2016

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

All directors were re-elected at the annual general meeting of the Company's shareholders held on February 18, 2016. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders, which is expected to be held in early 2017. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Directors Service Contracts

There is no written employment contract between the Company and any director.

There is no service contract between any director of the Company and either the Company or its subsidiary, which provides for any benefits upon termination of employment.

Audit and Risk Committee

Composition of Audit and Risk Committee

The members of the Audit and Risk Committee are David Mordant and Gordon J. Fretwell (Chairman). All Audit and Risk Committee members are financially literate and no Audit and Risk Committee members are officers, employees or Control Persons of the Company.

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

Compensation Committee

The Board’s Compensation Committee currently consists of Scott Cousens (Chairman) and Gordon Fretwell.

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

Other Board Committees

The Company has a Nominating and Governance Committee which is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The Committee is also responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company, and overseeing the evaluation of the Board and Senior Management. The current members of the Nominating and Governance Committee are Gordon Fretwell, and David Mordant.

The Company has a Special Committee composed of independent directors of the Company in order to consider the best interests of the Company related to all matters in respect of any proposed transactions with members of the Hunter Dickinson group of companies, including proposed transactions between non-arm’s length parties, and to make recommendations to the Board in respect of such matters. The current members of the Special Committee are Gordon Fretwell, and David Mordant.

D.	EMPLOYEES

At October 3rd, 2016 the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company's functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

E.	SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at October 3rd, 2016, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 4,594,421 common shares or 16.7% .

As at October 3rd, 2016, the Company's directors and officers beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned (1)(3)	As a % of outstanding common shares
Lena Brommeland	nil	nil
Scott Cousens	147,177 common shares (3) 60,000 options	0.5%
Robert A. Dickinson	2,171,730 common shares (2) 60,000 options(3)	7.4%
Gordon J. Fretwell	60,000 options(3)	nil
Michael Lee	nil	nil
David Mordant	107,000 common shares 60,000 options (3)	0.4%
Ronald W. Thiessen	2,080,514 common shares 60,000 options (3)	7.1%
Trevor Thomas	19,500 options	nil

Notes:

(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

(2)	Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson.

(3)	Options to purchase common shares at $0.45 per share expiring on January 18, 2017.

Share Option Plan

As at October 3rd, 2016, an aggregate of 768,000 options were outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 1,961,951 common shares remained available for issuance pursuant to the Plan, described below.

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

As of October 3rd, 2016, Quartz Mountain had authorized unlimited common shares without par value, of which 29,299,513 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of October 3rd, 2016 by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Finsbury Exploration Ltd.	2,038,111	7.0%
Robert A. Dickinson	2,171,730	7.4%
Ronald Thiessen	2,080,514	7.1%
Bearclaw Capital Corp.	2,000,000	6.8%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of October 3rd, 2016, Quartz Mountain's register of shareholders indicates that Quartz Mountain's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	106	27,822,242	94.96%
United States	1,474	1,438,721	4.91%
Other	13	38,550	0.13%
Total	1,593	27,299,513	100.0%

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

Except as disclosed herein, Quartz Mountain has not, since the beginning of its last fiscal year ended July 31, 2016:

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

In January 2016, the Company reached agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI. HDSI agreed to forgive debt in the net amount owing at that time of $3,086,089, if Quartz Mountain makes a cash payment of $180,207 and issues 6 million shares to HDSI. Notwithstanding that the TSX Venture Exchange has also approved the transaction with HDSI, settlement of debt by the issuance of the shares and cash payment to HDSI has been deferred and will occur at a mutually agreed date.

During the fiscal year ended July 31, 2016, the Company had transactions totaling $205,167 (2015 – $322,063; 2014 – $535,392) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain's audited consolidated annual financial statements as at and for the year ended July 31, 2016, 2015 and 2014 are attached in Exhibit 99.1 to this Annual Report.

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

Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest 1 cent, of the Company's common shares on the TSX-V (NEX board from 2008 to 2011) and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2016	0.04	0.04	0.04	0.04
2015	0.06	0.01	0.07	0.02
2014	0.12	0.04	0.09	0.06
2013	0.35	0.07	0.28	0.07
2012	0.50	0.20	0.50	0.20
2011	0.49	0.18	0.42	0.16
2010	0.30	0.15	0.30	0.13

	TSX-V		OTC
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4, 2016	0.065	0.02	0.02	0.01
Q3, 2016	0.025	0.02	0.01	0.00
Q2, 2016	0.02	0.01	0.00	0.00
Q1, 2016	0.01	0.01	0.01	0.00
Q4, 2015	0.03	0.01	0.02	0.02
Q3, 2015	0.04	0.03	0.02	0.02
Q2, 2015	0.05	0.03	0.04	0.02
Q1, 2015	0.06	0.04	0.07	0.04

	TSX-V		OTC
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
September 2016	0.055	0.055	0.04	0.04
August 2016	0.065	0.035	0.04	0.02
July 2016	0.055	0.04	0.02	0.02
June 2016	0.05	0.02	0.02	0.01
May 2016	0.02	0.015	0.01	0.01
April 2016	0.025	0.015	0.01	0.01

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

C.	MATERIAL CONTRACTS

Quartz Mountain's material contracts as of October 3rd, 2016 are:

•	Corporate Services Agreement with HDSI, dated for reference July 2, 2010. See Item 7B;
•	Bearclaw and HDSI debt settlement agreement. See ITEM 19 EXHIBITS

D.	EXCHANGE CONTROLS

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

United States Federal Income Tax Consequences

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended July 31, 2016, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2016, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See "Sale or Other Taxable Disposition of common shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of July 31, 2016, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of July 31, 2016.

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

The members of the Audit and Risk Committee are David Mordant and Gordon J. Fretwell. The Board of Directors has determined that Mr. Fretwell qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Messrs. Mordant and Fretwell are "independent", as that term is defined in section 803 of the NYSE MKT Company Guide.

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

Services:	Year ended
	July 31, 2016	July 31, 2015
Audit Fees (1)	$ 22,000	$ 22,000
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$ 22,000	$ 22,000

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

From time to time, management of the Company recommends to and requests approval from the Audit and Risk Committee for non-audit services to be provided by the Company's auditors. The Audit and Risk Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit and Risk Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2016.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2016, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18	FINANCIAL STATEMENTS

See Exhibit 99.1.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.7	Articles, as amended the Company’s Annual General Meeting, held on February 24, 2014.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2014, filed on October 17, 2014.

Exhibit Number	Description of Exhibit	Note
4.2	Services Agreement between Hunter Dickinson Inc. and the Company dated July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.
6.1	Stock Option Plan approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
6.2	Audit and Risk Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
10.1	Articles approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
16B.	Code of Ethics and Trading Restrictions	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
11.1	Settlement agreement between Bearclaw and HDSI dated January 15, 2016 :
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer
10.2	Articles approved by Shareholders on February 24, 2014
99.1

Independent Auditor’s Report, dated October 3rd, 2016;

Statements of financial position as at July 31, 2016, and July 31, 2015;

Statements of comprehensive loss for the years ended July 31, 2016, July 31, 2015 and July 31, 2014;

Statements of cash flows for the years ended July 31, 2016, July 31, 2015 and July 31, 2014; and

Statements of changes in equity for the years ended July 31, 2016, July 31, 2015 and July 31, 2014;

Notes to audited annual financial statements