Form 20-F
period 2017-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2017-10-04
CIK 811522

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2017

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

29,299,513 common shares as of July 31, 2017

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

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [X] by the International Accounting Standards Board	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ]   Item 18 [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes [  ]   No [X]

2

GENERAL

In this Annual Report on Form 20-F, all references to “we”, the “Company” or “Quartz Mountain” refer to Quartz Mountain Resources Ltd. and its consolidated subsidiary.

The Company uses the Canadian dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of October 3, 2017 and all information included in this document should only be considered correct as of such date.

Certain terms used herein are defined as follows:

Mineral Reserve

Securities and Exchange Commission Industry Guide 7 “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” (under the United States Securities Exchange Act of 1934, as amended) defines a ‘reserve’ as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

As a reporting issuer under the Securities Acts of British Columbia and Alberta, the Company is subject to National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators. Securities and Exchange Commission Industry Guide 7, as interpreted by Securities and Exchange Commission Staff, applies standards that are different from those prescribed by National Instrument 43-101 in order to classify mineralization as a reserve. In particular, Mineral Reserves under National Instrument 43-101 are defined as the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors, which are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Under the standards of the Securities and Exchange Commission, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under Securities and Exchange Commission Industry Guide 7. Accordingly, mineral reserve estimates established in accordance with National Instrument 43-101 may not qualify as “reserves” under SEC standards. The Company does not currently have any mineral deposits that have been classified as reserves.

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

Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” of the Securities and Exchange Commission does not define or recognize resources. In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the Securities and Exchange Commission only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures. As used in this Form 20-F, “resources” are as defined in National Instrument 43-101.

For the above reasons, information in the Company’s publicly-available documents containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

NOTE ON FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words. The forward-looking statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such statements. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for the Company’s exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts.

You are cautioned that forward-looking statements are not guarantees. The risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements include:

●	changes in general economic and business conditions, including commodity prices, costs associated with mineral exploration and development, changes in interest rates and the availability of financing on reasonable terms;

●	natural phenomena, including geological and meteorological phenomena;

●	actions by government authorities, including changes in government regulation and permitting requirements;

●	uncertainties associated with legal proceedings;

●	future decisions by management in response to changing conditions;

●	the Company’s ability to execute prospective business plans; and

●	misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to Quartz Mountain or persons acting on the Company’s behalf. The Company assumes no obligation to update the Company’s forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for an annual report.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an annual report.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2017 and July 31, 2016, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

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

	Year ended July 31, 2017	Year ended July 31, 2016	Year ended July 31, 2015	Year ended July 31, 2014	Year ended July 31, 2013
Sales revenue	$–	$–	$–	$–	$–
Loss from operations	$200,069	$322,605	$1,410,322	$865,427	$3,458,827
Loss (income) and comprehensive loss (income)	$198,941	$(92,549)	$1,410,322	$865,427	$3,458,827
Basic and diluted loss per common share	$0.01	$–	$0.05	$0.03	$0.13
Dividends per share	$–	$–	$–	$–	$–
Working capital	$(3,065,324)	$(2,866,383)	$(2,548,933)	$(2,527,095)	$(1,743,116)
Total assets	$230,583	$313,168	$478,407	$1,975,310	$2,469,814
Shareholder’s equity	$(3,065,324)	$(2,866,382)	$(2,998,931)	$(1,588,609)	$(723,182)
Share capital	$26,090,118	$26,090,118	$26,050,118	$26,050,118	$26,050,118
Shares outstanding	29,299,513	29,299,513	27,299,513	27,299,513	27,299,513

Currency and Exchange Rates

On October 3, 2017 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.2505.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31 (Canadian Dollars per U.S. Dollar)
	2017	2016	2015	2014	2013
End of Period	1.2485	1.3056	1.3047	$1.0890	$1.0287
Average for the Period (1)	1.3237	1.3285	1.1924	$1.0733	$1.0070
High for the Period	1.3743	1.4661	1.3060	$1.1251	$1.0576
Low for the Period	1.2447	1.2497	1.0857	$1.0237	$0.9710

(1)	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
August 2017	1.2755	1.2514
July 2017	1.2982	1.2447
June 2017	1.3504	1.3209
May 2017	1.3743	1.3456

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Due to the nature of the Company’s business, an investment in the securities of Quartz Mountain is highly speculative and subject to a number of risks. Briefly, these include the highly speculative nature of the resources industry, characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. The Company does not currently hold any mineral interests; however, the risks above are potential in new exploration programs.

You should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain’s common shares. You should not consider an investment in Quartz Mountain unless you are capable of sustaining the economic loss of your entire investment.

Going concern assumption

The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain’s assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

Additional Funding Requirements

Further development of the Company’s continued operations will require additional capital. The Company currently does not have sufficient funds to explore the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company does issue treasury shares to finance its operations or expansion plans, shareholders will suffer dilution of their investment and control of the Company may change. If adequate funds are not available, or are not available on acceptable terms, the Company will not be able to remain in business. In addition, a positive production decision at any of the Company’s current projects or any other development projects acquired in the future will require significant resources and funding for project engineering and construction. Accordingly, any development of the Company’s properties depends upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing or disposition of its current projects, or other means. There is no assurance that the Company will be successful in obtaining financing for these or other purposes, including for general working capital.

Market for Securities and Volatility of Share Price

There can be no assurance that active trading market in the Company’s securities will be established or sustained. The market price for the Company’s securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

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

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of mining operations   or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company does not currently hold a mineral property and there can be no assurance that the Company will, if needed, be able to acquire a property(s) of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire a property(s), its entire prospects will rest solely with its current net smelter royalty interest in the Angel Camp Project and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of any properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of a property(s) and other factors, many of which are beyond the Company’s control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as it acquires a property(s), commence commercial production and generate sufficient revenues to fund its continuing operations. The development of any properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it would retain any cash resources and potential future earnings for the future operation and development of the Company’s business. The Company has not paid dividends since incorporation and the Company does not anticipate paying any dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company’s business will be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

Permits and Licenses

If the Company acquires a new mineral property(s), its operations would require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development for the Company’s Projects.

Changes in Local Legislation or Regulation

Any mining and processing operations that may be acquired and any exploration activities that might be conducted would be subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

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

Groups Opposed to Mining May Interfere with the Company’s Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of the Company’s properties. Such interference could have an impact on the Company’s ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company’s financial condition and the results of its operations.

Environmental Matters

All of the Company’s operations will be subject to environmental laws and regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company’s projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company’s operations more expensive. Many of the environmental laws and regulations applicable to the Company’s operations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company’s business, causing those activities to be economically re-evaluated at that time.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers’ conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Lack of Revenue and a History of Operating Losses

The Company does not have any operational history or earnings and the Company has incurred net losses and negative cash flow from its operations since its incorporation. Although the management of the Company hopes to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company’s business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company’s shares.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company’s employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company. Furthermore, as part of the Company’s growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these resources could have a materially adverse effect on the Company’s results of operations and its business.

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

The Mineral Property Underlying the Company’s Net Smelter Return Royalty Interest Contains No Known Ore

The Company holds a 1% net smelter return (“NSR”) royalty interest on the Quartz Mountain Property (renamed “Angel’s Camp”), an exploration stage prospect in Oregon, USA. The Company’s interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.

Likely PFIC status has consequences for United States investors

Potential investors who are U.S. taxpayers should be aware that the Company expects to be classified for U.S. tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in future years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” on its common shares, or any gain realized upon a disposition of common shares, as ordinary income which would be taxed at the shareholder’s highest marginal rates and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer has made a timely qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See also Item 10E – “Passive Foreign Investment Company“.

Potential investors should also note that recently enacted legislation may require U.S. shareholders to report their interest in a PFIC on an annual basis. US shareholders of the Company should consult their tax advisors as to these reporting requirements as well as the consequences of investing in the Company.

Penny stock classification

Penny stock classification could affect the marketability of the Company’s common stock and shareholders could find it difficult to sell their stock.

The penny stock rules in the United States require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These additional broker-dealer practice and disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the U.S., and shareholders may find it more difficult to sell their shares.

ITEM 4 INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Incorporation

The legal name of the Company is “Quartz Mountain Resources Ltd.”

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

Market for the Company’s Securities

The Company’s common shares were quoted on NASDAQ SmallCap Market in the United States from September 17, 1987 until May 12, 1994. The Company’s common shares were also listed on the Toronto Stock Exchange until November 10, 1994. The Company voluntarily surrendered its listing on the Vancouver Stock Exchange.

In 2000, the Company listed on a newly created Tier 3 of the Canadian Venture Exchange (now renamed the TSX Venture Exchange (“TSX-V”)). In December 2003, the Company was reclassified as a Tier 2 company on the TSX-V. On February 17, 2005, the Company transferred its listing to NEX, a separate board of the TSX-V established in 2003 to provide a new trading forum for listed companies that had fallen below the TSX-V’s continued listing standards, due to low levels of business activity.

The Company was relisted on the TSX-V on December 30, 2011.

Currently, the Company’s common shares trade on the TSX-V under the symbol QZM, and certain broker-dealers in the United States make market in the Company’s common shares on the OTC Grey Market under the symbol QZMRF.

Offices

The Company’s business office is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1; telephone (604) 684-6365. The Company’s registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7; telephone (604) 689-9111.

B. BUSINESS OVERVIEW

The Company’s Business Strategy and Principal Activities

Quartz Mountain has been in the business of exploring and developing mineral properties. The Company’s activities on the properties has been primarily focused on ascertaining whether the properties host commercially viable mineral deposits.

In the first three years of its existence, the Company was active in the exploration of small gold and silver prospects in Canada, but none of these prospects warranted further exploration or development. In 1986, the Company acquired the Quartz Mountain gold property, located in south central Oregon, and until January 2002 most of the Company’s efforts were expended on the exploration and maintenance of these claims. The Company’s interests in the Quartz Mountain gold property, and in its other properties, were acquired by direct purchase, lease and option, or through joint ventures.

The Company sold the Quartz Mountain gold property during 2002, to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively “Seabridge”). Seabridge subsequently changed its name to Seabridge Gold Inc. At closing, Quartz Mountain received 300,000 Seabridge common shares, 200,000 Seabridge common share purchase warrants, US$100,000 and a 1% NSR from any future production on the Quartz Mountain gold property. The Seabridge warrants were exercised and all Seabridge common shares held by the Company have been sold. The Company’s interest in the Quartz Mountain gold property is limited to the 1% NSR royalty. The Company does not expect to generate any royalty revenue from the Quartz Mountain gold property (renamed “Angel’s Camp” by its subsequent owners) for several years, and it is not known at this time when any mining will commence, if at all, on that property.

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

C. MINERAL PROPERTIES

Angel’s Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel’s Camp property located in Lake County, Oregon. The Angel’s Camp property is currently held by Alamos Gold Inc.

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel’s Camp property located in Lake County, Oregon to Seabridge Resources Inc. (“Seabridge”), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel’s Camp property.

In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, then to Golden Predator Corporation, and is now named Americas Bullion Royalty Corp (TSX:AMB).

In April 2012, Orsa Ventures Corp. (“Orsa”) (TSX-V: ORN) exercised its option to acquire all of Seabridge’s remaining undivided 50% beneficial joint venture interest in the Angel’s Camp property. In March 2013, Orsa announced it had entered into an agreement with Americas Bullion Royalty Corp. to acquire, over a number of years, the 50% of Angel’s Camp that it did not own. Additionally, in March 2013 Orsa announced that it had received regulatory approval for, and fulfilled closing requirements for the joint venture purchase agreement with Americas Bullion Royalty Corp. to acquire their 50% joint venture interest in the Angel’s Camp Property.

In September 2013, Alamos Gold Inc. reported the completion of the acquisition of all of the issued and outstanding common shares of Orsa Ventures Corp.

Other Properties

After carrying out exploration in 2012 and 2013, the ZNT Project did not warrant further work. The mineral claims comprising the property lapsed during the year ended July 31, 2017.

Work was conducted at the Galaxie Project in 2012 and 2013 but, largely because of the prevailing difficult market conditions for mineral exploration companies, the Company has since been unable to secure a joint venture or option agreement to further advance exploration. As a result, three mineral claims were returned to a vendor and the remaining mineral claims comprising the property were allowed to lapse.

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

The Company has two inactive wholly-owned subsidiaries, Wavecrest Resources Inc., a Delaware corporation and QZMG Resources Ltd.

E. PROPERTY, PLANT AND EQUIPMENT

The Company has no material tangible fixed assets, such as mining equipment or plant facilities.

F. CURRENCY

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated (see Item 3 for exchange rate information).

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

As a result of difficult financing conditions for junior exploration companies, no material transactions were completed in 2017. Accordingly, during the fiscal year ended July 31, 2017, the Company’s activities primarily involve investigating new opportunities.

The Company’s financial statements are prepared on the basis that it will continue as a going concern. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations. Quartz Mountain’s financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company not be able to continue as a going concern.

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2017, 2016 and 2015 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2017, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A. OPERATING RESULTS

Comprehensive loss for the year ended July 31, 2017 vs. 2016

The Company recorded a loss from operations of $199,000 in the current year compared to an income from operations of $93,000 in the prior fiscal year.

The following table provides a breakdown of exploration costs incurred during the year ended July 31, 2017 and 2016:

	Total 2017	Total 2016
Assaying	$180	$170
Geological	520	-
Sustainability	-	630
Total	$700	$470

The following table provides a breakdown of the administration costs incurred:

Administration costs	2017	2016
Legal, accounting and audit	24,778	28,421
Office and miscellaneous	1,641	619
Insurance	41,104	44,075
IT Services	12,000	22,000
Salaries and benefits	86,730	189,021
Regulatory, trust and filing	29,410	34,038
Shareholder communications	3,706	3,961
Total	$199,369	$322,135

Administrative costs have tended to follow the trend in the Company’s exploration and business development activities of the Company. They have been reduced to minimum levels necessary to meet continued disclosure and corporate governance requirements of a public company.

Comprehensive loss for the year ended July 31, 2016 vs. 2015

The Company recorded an income from operations of $93,000 in the 2016 fiscal year compared to a loss from operations of $1,410,000 in the 2015 fiscal year. The decrease in loss during the fiscal year 2016 was due to curtailed exploration and evaluation activities to conserve cash resources as well as a gain recorded from the settlement of the Bearclaw debenture.

The following tables provide a breakdown of exploration costs incurred during the year ended July 31, 2015:

Total 2015
Assaying	$5,147
Geological	8,175
Graphics	145
Sustainability	600
Total	$14,067

The following table provides a breakdown of the administration costs incurred:

Administration costs	2016	2015
Legal, accounting and audit	28,421	34,775
Office and miscellaneous	619	3,678
Insurance	44,075	38,170
IT Services	22,000	47,500
Salaries and benefits	189,021	317,319
Regulatory, trust and filing	34,038	20,209
Shareholder communications	3,961	11,122
Total	$322,135	$472,773

Administrative costs have tended to follow the trend in the Company’s exploration and business development activities of the Company. They have been reduced to minimum levels necessary to meet continued disclosure and corporate governance requirements of a public company.

B. LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company’s source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company’s continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At July 31, 2017, the Company had cash and cash equivalents of $0.23 million and a working capital deficit of $3.1 million. Substantially all of the total short-term liabilities of $3.3 million at July 31, 2017 were payable to Hunter Dickinson Services Inc. (“HDSI”).

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

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2017.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2017, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

As the Company continues to incur losses in support of the advancement of exploration activities on its projects, shareholders’ equity has come to be in a deficit position.

Requirement of Financing

The Company is in the process of acquiring and exploring mineral property interests. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests.

Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows, which raises substantial doubt on the ability of the Company to continue as a growing concern. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2017:

		Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$1,323	$1,323	$–	$–
Due to a related party	3,294,583	3,294,583	–	–
Total	$3,295,906	$3,295,906	$–	$–

The Company has no material capital lease or operating lease obligations. The Company has no “Purchase Obligations”, defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	Sep-95	Present
	President and Chief Executive Officer	Sep-00	Nov-14
	Chief Executive Officer	Nov-14	Present
Detour Gold Corporation	Director	July 2006	May-12
Great Basin Gold Ltd.	Director	Oct-93	Jun-13
	Chairman	Nov-06	Jun-13
Northern Dynasty Minerals Ltd.	Director	Nov-95	Present
	President and Chief Executive Officer	Nov-01	Present
Quartz Mountain Resources Ltd.	Director	Dec-11	Present
	President and Chief Executive Officer	Dec-11	Present
Taseko Mines Limited	Director	Oct-93	Present
	Chairman	May-06	Present

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	Apr-93	Present
	Chairman	Apr-04	Present
Curis Resources Ltd.	Director	Nov-10	Nov-12
Heatherdale Resources Ltd.	Director	Nov-09	Present
Northcliff Resources Ltd.	Director	Jun-11	Present
Northcliff Resources Ltd.	Chairman	Jun-11	Jan-13
Northern Dynasty Minerals Ltd.	Director	Jun-94	Present
	Chairman	Apr-04	Present
Quartz Mountain Resources Ltd.	Director	Dec-11	Present
	Chairman	Dec-11	Nov-12
Rathdowney Resources Ltd.	Director & Chairman	Mar-11	Dec-11
Taseko Mines Limited	Director	Jan-91	Present

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

B. COMPENSATION

During the Company’s financial year ended July 31, 2017, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $13,067.

Ronald W. Thiessen, President, Michael Lee, Chief Financial Officer, and Lena Brommeland, Executive Vice President, are each “Named Executive Officers” of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year is as set out below:

During the fiscal year ended July 31, 2017, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Name and principal	Fiscal	Salary	Share-based awards	Option-based awards	Pension value	All other compensation	Total compensation
position	year	($)	($)	($)	($)	($)	($)
Ronald W. Thiessen	2017	Nil	Nil	Nil	Nil	Nil	Nil
President and Chief Executive Officer	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil
Michael Lee	2017	12,547	Nil	Nil	Nil	Nil	12,547
Chief Financial Officer	2016	23,973	Nil	Nil	Nil	Nil	23,973
	2015	28,266	Nil	Nil	Nil	Nil	28,266
Lena Brommeland	2017	520	Nil	Nil	Nil	Nil	520
Executive Vice President	2016	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company’s most recently completed financial year ended July 31, 2017 is as set out below:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert A. Dickinson(1)(2)(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ronald Thiessen(1)(2)(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Mordant(1)(2)(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	January 2016 and onward, fees were reduced to $nil.

(2)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Messrs. Thiessen and Dickinson is allocated to the Company on the basis of time spent in respect of the Company’s business.

(3)	These directors are members of the Audit and Risk Committee and Nominating and Governance Committee.

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement or similar benefits.

C. BOARD PRACTICES

All directors were re-elected at the annual general meeting of the Company’s shareholders held on January 16, 2017. All directors have a term of office expiring at the next annual general meeting of the Company’s shareholders, which is expected to be held in early 2018. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Directors Service Contracts

There is no written employment contract between the Company and any director.

There is no service contract between any director of the Company and either the Company or its subsidiary, which provides for any benefits upon termination of employment.

Audit and Risk Committee

Composition of Audit and Risk Committee

The members of the Audit and Risk Committee are David Mordant (Chairman), Robert Dickinson and Ronald Thiessen. All Audit and Risk Committee members are financially literate.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit and Risk Committee has familiarity with, an understanding of, or experience in the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves; reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and an understanding of internal controls and procedures for financial reporting.

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

At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

●	the independent auditor’s internal quality-control procedures;
●	any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;
●	any steps taken to deal with any such issues; and
●	all relationships between the independent auditor and the Company.

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

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

●	all critical accounting policies and practices used by the Company;
●	all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and,
●	other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

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

The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including:

●	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;
●	the management letter provided by the independent auditor and the Company’s response to that letter; and
●	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

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

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. “Related party” includes Hunter Dickinson Services Inc.

Compensation Committee

The Board’s Compensation Committee currently consists of David Mordant, Robert Dickinson and Ronald Thiessen.

The function of the Compensation Committee is to assist the Board in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has a charter that sets out its mandate and responsibilities, which is contained in Appendix 7 of the Corporate Governance Policies and Procedures Manual (available for download from the Company’s website under Corporate Governance at www.quartzmountainresources.com). In furtherance of its purpose, the Compensation Committee has the following responsibilities and authority:

(a)	The Compensation Committee shall recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Compensation Committee shall review director compensation at least annually.

(b)	The Compensation Committee shall annually review the Company’s base compensation structure and the Company’s incentive compensation, stock option and other equity based compensation programs and recommend changes in or additions in such structure and plans to Board as needed.

(c)	The Compensation Committee shall recommend to the Board the annual base compensation of the Company’s executive officers and senior managers (collectively the “Officers”).

(d)	The Compensation Committee shall recommend to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e)	The Compensation Committee shall recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	The Compensation Committee shall evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)	The Compensation Committee shall periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h)	The Compensation Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i)	The Compensation Committee shall administer the Company’s stock option and other equity based compensation plans and determines the annual grants of stock options and other equity based compensation.

(j)	The Compensation Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Compensation Committee.

Other Board Committees

The Company has a Nominating and Governance Committee which is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The Committee is also responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company, and overseeing the evaluation of the Board and Senior Management. The current members of the Nominating and Governance Committee are David Mordant, Robert Dickinson and Ronald Thiessen.

D. EMPLOYEES

At October 3, 2017 the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – “Major Shareholders and Related Party Transactions”).

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at October 3, 2017, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 4,359,244 common shares or 15%.

As at October 3, 2017, the Company’s directors and officers beneficially own the following number of the Company’s common shares:

Name of Insider	Securities Beneficially Owned (1)	As a % of outstanding common shares
Lena Brommeland	nil	nil
Robert A. Dickinson	2,201,730 common shares (2)	7.5%
Michael Lee	nil	nil
David Mordant	107,000 common shares	0.4%
Ronald W. Thiessen	3,050,514 common shares(3)	10.4%
Trevor Thomas	nil	nil

Notes:

(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

(2)	Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Quartz Mountain is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Quartz Mountain’s knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Quartz Mountain, the only class of securities with voting rights. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of October 3, 2017, Quartz Mountain had authorized unlimited common shares without par value, of which 29,299,513 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of October 3, 2017 by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Finsbury Exploration Ltd.	2,038,111	7.0%
Robert A. Dickinson	2,201,730	7.5%
Ronald Thiessen	3,050,514	10.4%
Bearclaw Capital Corp.	3,000,000	10.2%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of October 3, 2017, Quartz Mountain’s register of shareholders indicates that Quartz Mountain’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	106	27,822,242	94.96%
United States	1,474	1,438,721	4.91%
Other	13	38,550	0.13%
Total	1,593	27,299,513	100.0%

Shares registered in the names of intermediaries, were assumed to be held by residents of the same country in which the intermediary is located.

Transfer Agent

The Company’s common shares are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9; telephone (604) 661-9400 in registered form. However, the majority of the Company’s common shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Quartz Mountain does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

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

Insider Reports under the Securities Acts of British Columbia, Alberta and Ontario

Since the Company is a reporting issuer under the Securities Acts of British Columbia, Alberta and Ontario, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Quartz Mountain’s common shares within five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA, and the Securities Act (Ontario). Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B. RELATED PARTY TRANSACTIONS

Except as disclosed herein, Quartz Mountain has not, since the beginning of its last fiscal year ended July 31, 2017:

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

Hunter Dickinson Services Inc. (“HDSI”)

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

Quartz Mountain’s business relationship with HDSI consists of utilizing the services described above. HDSI provides these services to Quartz Mountain which includes the services of Quartz Mountain’s President, pursuant to a standard (within the group) Geological Management and Administration Services Agreement with HDSI, dated June 1, 2008 (the “Geological Management and Administration Services Agreement”) and amended July 2, 2010. Because of cross membership of many of the boards of directors within the group, certain members of management and the Board of Directors of Quartz Mountain are also members of the board of directors or employees of HDSI.

HDSI’s arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDSI, make short term advances to members of the group. The Geological Management and Administration Services Agreement can be terminated by either party on 30 days’ notice.

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

During the fiscal year ended July 31, 2017, the Company had transactions totaling $123,253 (2016 – $205,167; 2015 – $322,063) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain’s audited consolidated annual financial statements as at and for the year ended July 31, 2017, 2016 and 2015 are attached in Exhibit 99.1 to this Annual Report.

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

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest 1 cent, of the Company’s common shares on the TSX-V (NEX board from 2008 to 2011) and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2017	0.12	0.04	0.07	0.02
2016	0.04	0.04	0.04	0.04
2015	0.06	0.01	0.07	0.02
2014	0.12	0.04	0.09	0.06
2 013	0.35	0.07	0.28	0.07
2012	0.50	0.20	0.50	0.20
2011	0.49	0.18	0.42	0.16

	TSX-V		OTC
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4, 2017	0.075	0.055	0.053	0.037
Q3, 2017	0.12	0.08	0.066	0.036
Q2, 2017	0.085	0.04	0.044	0.034
Q1, 2017	0.065	0.035	0.04	0.02
Q4, 2016	0.07	0.02	0.02	0.01
Q3, 2016	0.03	0.02	0.01	0.00
Q2, 2016	0.02	0.01	0.00	0.00
Q1, 2016	0.01	0.01	0.01	0.00

	TSX-V		OTC
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
September 2017	0.10	0.07	0.06	0.05
August 2017	0.12	0.055	0.06	0.04
July 2017	0.055	0.055	0.04	0.04
June 2017	0.065	0.055	0.05	0.04
May 2017	0.075	0.055	0.05	0.04
April 2017	0.08	0.075	0.07	0.05

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

On December 30, 2011, the Company acquired a qualifying property and was relisted on the main board of the TSX Venture Exchange, trading under the symbol QZM. The Company continues to trade on the OTC Grey Market under the symbol QZMRF.

On February 17, 2005, the Company transferred its listing to NEX, a separate board of TSX-V and the Company’s common shares traded on NEX under the symbol QZM.H.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Articles of Association

Quartz Mountain’s original corporate constituting documents comprised of the Memorandum and Articles of Association were registered with the British Columbia Registrar of Companies under Corporation No. BC0253743. The Company’s Memorandum and Articles have subsequently been replaced by a Notice of Articles and Articles under the Business Corporations Act (British Columbia) (“BCA”), and the Articles were last amended by shareholder resolution at the Company’s Annual General Meeting, held on February 24, 2014. The Company’s articles of incorporation do not contain a description or place any restrictions on the Company’s objects and purposes. For more information, see the Articles of Amalgamation filed as Exhibit 10.1 to this Form 20-F.

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

The Company’s Articles provide that the Board will from time to time determine the remuneration to be paid to the directors. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. The Board may also, by resolution, award special remuneration to any director for undertaking any professional or other services on the Company’s behalf, outside than the ordinary duties of a director of the Company.

The Company’s Articles provide that the directors may: (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate; (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

The directors may, by resolution, amend or repeal any articles that regulate the business or affairs of the Company. The BCA requires the directors to submit any such amendment or repeal to the Company’s shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

The Board does not have a mandatory retirement policy for directors based solely on age. The Company has a practice of conducting annual Board, Committee and individual director evaluations, pursuant to which each director’s performance is evaluated annually. There is no minimum share ownership requirement for director’s qualification.

Authorized Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

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

The preferred shares may be issued in series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions. The special rights and restrictions attaching to the preferred shares are set forth in Part 26 of the Articles, and provide the directors with wide latitude to create a series of preferred shares which may be convertible into common shares, and have attached to them rights that rank ahead of common shares in respect of entitlement to dividends. The directors may, by resolution, create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the preferred shares.

Except as described above, the Company may not create any class or series of shares or make any modification to the provisions attaching to the Company’s shares without the affirmative vote of a majority of the votes cast by the holders of the common shares.

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

Meetings of Shareholders

The BCA requires the Company to call an annual shareholders’ meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders’ meeting at any time. In addition, in accordance with the BCA, the holders of not less than 5% of the Company’s shares carrying the right to vote at a meeting sought to be held may requisition the directors to call a special shareholders’ meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 2 months prior to the date of any annual or special shareholders’ meeting. These materials are also filed with Canadian securities regulatory authorities and furnished to the SEC. The Company’s articles provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy at least 10% of the Company’s issued shares carrying the right to vote at the meeting is required to transact business at a shareholders’ meeting. In addition to shareholders and their duly appointed proxies and corporate representatives, the Company’s directors, president, secretary, lawyers, auditors, and invitees of the directors or chairperson, are entitled to be admitted to the Company’s annual and special shareholders’ meetings; provided that any such person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Disclosure of Share Ownership

The Securities Act (British Columbia) currently provides that the directors and certain officers of an issuer and its subsidiaries and any person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities (a “significant shareholder”), as well as the directors and officers of any significant shareholder, (each an “insider”) must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (British Columbia) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer or who enters into, materially amends or terminates an arrangement the effect of which is to alter the insider’s economic interest in a security of the issuer or the insider’s economic exposure to the issuer. These reports must be filed within five days after the reportable event. The Securities Act (British Columbia) also requires these reports to be filed by reporting insiders within five days after the applicable event, though are only required by the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, directors, any person or company responsible for a principal business unit and significant shareholders of the Company.

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

The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13(d) of the Exchange Act and promptly file an amendment to such report to disclose any material change to the information reported, including any acquisition or disposition of 1% or more of the outstanding securities of the registered class. Certain institutional investors that acquire shares in the ordinary course of business and not with the purpose or with the effect of changing or influencing the control of the issuer, are subject to lesser disclosure obligations.

C. MATERIAL CONTRACTS

Quartz Mountain’s material contracts as of October 3, 2017 are:

●      Corporate Services Agreement with HDSI, dated for reference July 2, 2010. See Item 7B;

●      HDSI debt settlement agreement. See ITEM 19 EXHIBIT

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

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of “control” is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen or a permanent resident of Canada, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

United States Federal Income Tax Consequences

The Company believes it is likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended July 31, 2017, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●         an individual who is a citizen or resident of the U.S.;

●         a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●         an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●         a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2017, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. Dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. Dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing on EDGAR at http://www.sec.gov/, or at the offices of the Company, 15th Floor - 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department. Copies of the Company’s IFRS financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

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

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report on Form 20-F, an evaluation was carried out with the participation of the Company’s management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the President and CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 20-F, the Company’s disclosure controls and procedures were effective in providing reasonable assurance that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the President and CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of July 31, 2017, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of July 31, 2017.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules that permit the Company to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including its President and CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit and Risk Committee are David Mordant, Robert Dickinson and Ronald Thiessen. The Board of Directors has determined that Mr. Mordant qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Mordant is “independent”, as that term is defined in section 803 of the NYSE MKT Company Guide.

Each Audit and Risk Committee member is able to read and understand fundamental financial statements.

ITEM 16B CODE OF ETHICS

The Company’s board of directors has adopted a written Code of Ethics governing directors, officers and employees. The Code of Ethics sets forth written standards that are designed to deter wrongdoing and to meet the Company’s core vision: to become a successful and innovative mining and mineral exploration corporation.

In order to achieve the Company’s vision the following values are to be included in all activities:

●	Responsibly explore for and develop mineral resources;
●	Be respectful of the environment;
●	Be an industry leader and participate in industry organizations devoted to improving the industry;
●	Be a strong and honest competitor;
●	Be a responsible corporate citizen and contribute to the community;
●	Deal fairly with our customers, suppliers and joint venture participants;
●	Provide a safe and rewarding work environment; and
●	Deliver value to shareholders.

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

ITEM 16 C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm, Davidson & Company LLP for various services.

Services:	Year ended
	July 31, 2017	July 31, 2016
Audit Fees (1)	$18,000	$22,000
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$18,000	$22,000

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” include fees billed for products and services provided by the principal accountant, other than the services reported in (1), (2) or (3) above.

From time to time, management of the Company recommends to and requests approval from the Audit and Risk Committee for non-audit services to be provided by the Company’s auditors. The Audit and Risk Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit and Risk Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the year ended July 31, 2017.

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2017, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18 FINANCIAL STATEMENTS

See Exhibit 99.1.

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company’s Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.

1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.

1.7	Articles, as amended the Company’s Annual General Meeting, held on February 24, 2014.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2014, filed on October 17, 2014.

4.2	Services Agreement between Hunter Dickinson Inc. and the Company dated July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.

6.1	Stock Option Plan approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

6.2	Audit and Risk Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

Exhibit Number	Description of Exhibit	Note
10.1	Articles approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

10.2	Articles approved by Shareholders on February 24, 2014	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.

11.1	Settlement agreement between Bearclaw and HDSI dated January 15, 2016	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.

16B.	Code of Ethics and Trading Restrictions	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer
99.1

Independent Auditor’s Report, dated October 3, 2017;

Statements of financial position as at July 31, 2017, and July 31, 2016;

Statements of comprehensive loss for the years ended July 31, 2017, July 31, 2016 and July 31, 2015;

Statements of cash flows for the years ended July 31, 2017, July 31, 2016 and July 31, 2015; and

Statements of changes in shareholders deficiency for the years ended July 31, 2017, July 31, 2016 and July 31, 2015;

Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

Ronald W. Thiessen
President and Chief Executive Officer

Dated: October 3, 2017

