Form 20-F
period 2018-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2018-10-16
CIK 811522

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2018

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

3,347,137 common shares as of July 31, 2018

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

Yes [ ]	No [X]

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

Except as noted, the information set forth in this Annual Report is as of October 10, 2018 and all information included in this document should only be considered correct as of such date.

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

Mineral Symbols	As – arsenic; Au – gold; Ag – silver; Cu – copper; Fe – iron; Hg – mercury; Mo – molybdenum; Na – sodium; Ni – nickel; O – oxygen; Pd - palladium; Pt – platinum; Pb – lead; S – sulphur; Sb – antimony; Zn – zinc.
Net Smelter Return (NSR)	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Meters	3.281	= feet
kilometers	0.621	= miles (5,280 feet)
Grams	0.032	= troy ounces
Tons	1.102	= short tons (2,000 lbs.)
grams per ton	0.029	= troy ounces per ton

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an annual report.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2018 and July 31, 2017, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

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

	Year ended July 31, 2018	Year ended July 31, 2017	Year ended July 31, 2016	Year ended July 31, 2015	Year ended July 31, 2014
Sales revenue	$–	$–	$–	$–	$–
Loss from operations	$236,319	$201,081	$322,605	$1,410,322	$865,427
Loss (income) and comprehensive loss (income)	$234,467	$199,953	$(92,549)	$1,410,322	$865,427
Basic and diluted loss per common share	$0.07	$0.07	$(0.03)	$0.52	$0.32
Dividends per share	$–	$–	$–	$–	$–
Working capital	$(2,841,940)	$(3,066,336)	$(2,866,383)	$(2,548,933)	$(2,527,095)
Total assets	$75,034	$232,153	$313,168	$478,407	$1,975,310
Shareholder’s deficiency	$2,841,939	$3,066,335	$2,866,382	$2,998,931	$1,588,609
Share capital	$26,548,981	$26,090,118	$26,090,118	$26,050,118	$26,050,118
Shares outstanding	3,347,137	2,929,989	2,929,989	2,729,989	2,729,989

Currency and Exchange Rates

On October 10, 2018 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Wall Street Journal, was US$1 = Canadian $1.2947.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Reuters for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31, (Canadian Dollars per U.S. Dollar)
	2018	2017	2016	2015	2014
End of Period	1.3008	1.2485	1.3056	1.3047	$1.0890
Average for the Period (1)	1.2760	1.3237	1.3285	1.1924	$1.0733
High for the Period	1.3137	1.3743	1.4661	1.3060	$1.1251
Low for the Period	1.2314	1.2447	1.2497	1.0857	$1.0237

(1) The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
September	1.3188	1.2905
August	1.3152	1.2917
July	1.3255	1.3017
June	1.3340	1.2940

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. The Company does not currently hold any mineral properties but is looking for new opportunities. If it acquires a new mineral property(s), the Company would be subject to the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain’s common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company’s actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Going Concern Assumption

The Company’s financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has a negative working capital position, and has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain’s assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

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

Environmental Matters

All of the operations that the Company might acquire would be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur because of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company’s projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations that would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company’s operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company’s business, causing those activities to be economically re-evaluated at that time.

Groups Opposed to Mining May Interfere with the Company’s Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of any property(s) the Company might acquire. Such interference could have an impact on the Company’s ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company’s financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company’s securities will be established or sustained. The market price for the Company’s securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

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

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop any property(s) the Company might acquire. The Company’s inability to compete with other mining companies for these resources could have a materially adverse effect on the Company’s results of operation and its business.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks because of high premiums or other reasons.

The Mineral Property Underlying the Company’s Net Smelter Return Royalty Interest Contains no Known Ore

The Company holds a 1% net smelter return (“NSR”) royalty interest on the Quartz Mountain Property (recently renamed “Angel’s Camp”), an exploration stage prospect in Oregon. The Company’s interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.

Likely PFIC status has consequences for United States investors

Potential investors who are U.S. taxpayers should be aware that the Company expects to be classified for U.S. tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may be a PFIC in future years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” on its common shares, or any gain realized upon a disposition of common shares, as ordinary income which would be taxed at the shareholder’s highest marginal rates and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer has made a timely qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See also Item 10E – “Passive Foreign Investment Company”.

Potential investors should also note that recently enacted legislation may require U.S. shareholders to report their interest in a PFIC on an annual basis. US shareholders of the Company should consult their tax advisors as to these reporting requirements as well as the consequences of investing in the Company.

Penny stock classification

Penny stock classification could affect the marketability of the Company’s common stock and shareholders could find it difficult to sell their stock

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

Other Properties

After carrying out exploration in 2012 and 2013, the ZNT Project did not warrant further work. The mineral claims comprising the property lapsed during the year ended July 31, 2016.

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

The Company has two inactive wholly owned subsidiaries, Wavecrest Resources Inc., a Delaware corporation and QZMG Resources Ltd.

E. PROPERTY, PLANT AND EQUIPMENT

The Company has no material tangible fixed assets, such as mining equipment or plant facilities.

F. CURRENCY

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated (see Item 3 for exchange rate information).

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Because of difficult financing conditions for junior exploration companies, no material transactions were completed in 2018. Accordingly, during the fiscal year ended July 31, 2018, the Company’s activities primarily involve investigating new opportunities.

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2018, 2017 and 2016 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2018, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A. OPERATING RESULTS

Comprehensive loss for the year ended July 31, 2018 vs. 2017

The Company recorded a loss from operations of $234,000 during the current fiscal year (2017 – $200,000)

The following table provides a breakdown of exploration costs incurred during the year ended July 31, 2018 and 2017:

Exploration and evaluation costs	Total 2018	Total 2017
Assaying	$–	$180
Geological	–	520
Total	$–	$700

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2018	2017
Insurance	$46,282	$39,534
IT Services	12,000	12,000
Legal, accounting and audit	20,400	24,778
Office and miscellaneous	16,148	1,191
Property investigation	24,117	–
Regulatory, trust and filing	39,628	29,410
Salaries and benefits	71,458	89,762
Shareholder communications	6,286	3,706
Total	$236,319	$200,381

Administrative costs have increased from 2017 due to new property investigation costs and regulatory, trust and filing costs related to this year’s stock consolidation.

Comprehensive loss for the year ended July 31, 2017 vs. 2016

The Company recorded a loss from operations of $200,000 in the 2017 fiscal year compared to an income from operations of $93,000 in the 2016 fiscal year. The loss during the fiscal year 2017 was due to curtailed exploration and evaluation activities to conserve cash resources as compared to a gain recorded from the settlement of the Bearclaw debenture in 2016.

The following tables provide a breakdown of exploration costs incurred during the year ended July 31, 2017 and 2016:

	Total 2017	Total 2016
Assaying	$180	$170
Geological	520
Sustainability	–	300
Total	$700	$470

The following table provides a breakdown of the administration costs incurred:

Administration costs	2017	2016
Insurance	$39,534	44,075
IT Services	12,000	22,000
Legal, accounting and audit	24,778	28,421
Office and miscellaneous	1,191	619
Property investigation	–	–
Regulatory, trust and filing	29,410	34,038
Salaries and benefits	89,762	189,021
Shareholder communication	3,706	3,961
Total	$200,381	$322,135

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

At July 31, 2018, the Company had cash of $67,000 and a working capital deficit of $2.8 million. Substantially all of the total short-term liabilities of $2.9 million at July 31, 2018 were payable to Hunter Dickinson Services Inc. (“HDSI”).

In January 2016, the Company arranged with HDSI to settle debt owing for services by HDSI whereby HDSI would forgive debt in the net amount owing at that time of $3,086,089, if the Company makes a cash payment of $180,207 and issues 6 million shares to HDSI. Notwithstanding that, the TSX Venture Exchange has approved the transaction with HDSI, the settlement of debt through the issuance of the shares and cash payment to HDSI has been deferred and will occur at a mutually agreed date.

Additional debt or equity financing will be required to fund exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

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

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2018.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2018, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

As the Company continues to incur losses in support of the advancement of exploration activities on its projects, shareholders’ equity has come to be in a deficit position.

Requirement of Financing

The Company is in the process of assessing mineral property interests held by third parties for potential acquisition. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests.

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

The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2018:

		Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Due to a related party	2,916,973	2,916,973	–	–
Total	$2,916,973	$2,916,973	$–	$–

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Robert A. Dickinson (1948), Chairman and President

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 40 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the Britannia Mine Museum Society and a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	Apr-93	Present
	Chairman	Apr-04	Present
Heatherdale Resources Ltd.	Director	Nov-09	Present
Northcliff Resources Ltd.	Director	Jun-11	Present
Northcliff Resources Ltd.	Chairman	Jun-11	Jan-13
Northern Dynasty Minerals Ltd.	Director	Jun-94	Present
	Chairman	Apr-04	Present
Quartz Mountain Resources Ltd.	Director	Dec-11	Present
	Executive Chairman	Dec-11	Present
Taseko Mines Limited	Director	Jan-91	Present

Leonie Tomlinson – Director

Leonie Tomlinson is a professional director and experienced business executive who over the course of her career has advised numerous private and public companies on investment structuring, corporate governance, financial reporting, HR matters and exit strategy.

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	December 2017	Present

Rene Carrier – Director

Mr. Carrier has been the President of Euro-American Capital Corporation, a private investment company, since May 1991. He served as Vice-President of Pacific International Securities Inc. where he worked for ten years until 1991. He served as Lead Director of International Royalty Corp. (“IRC”) from 2003 to 2010. IRC was a global mineral royalty company engaged in the acquisition and creation of natural resource royalties, which was acquired by Royal Gold Inc. in 2010. He also served as an independent director of Chartwell Technology Inc. from July 1991 to April 2007.

Mr. Carrier has been and is an officer and/or director of various public companies involved in the mining sector.

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Cayden Resources Inc.	Director	October 2013	November 2014
Curis Resources Ltd.	Director	November 2010	November 2014
Heatherdale Resources Ltd.	Director	November 2009	Present
Nanotech Security Corp.	Director	April 2014	March 2015
Quartz Mountain Resources Ltd.	Director	December 2017	Present
Quartz Mountain Resources Ltd.	Director	January 2000	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present

Michael Lee, CPA CA, CIA, CISA, CFE, PMP (1974), Chief Financial Officer

Michael Lee is a Chartered Professional Accountant and has 20 years of experience in the areas of governance, risk management and financial reporting, working primarily with Canadian and US public corporations.

Mr. Lee is, or was within the past five years, a director or officer of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Chief Financial Officer	February 2013	Present

Trevor Thomas, LLB (1967), Corporate Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in a private practice environment as well as in in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

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

B. COMPENSATION

During the Company’s financial year ended July 31, 2018, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $10,578.

Robert Dickinson, Executive Chairman and CEO, and Michael Lee, Chief Financial Officer are each “Named Executive Officers” of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year is as set out below:

During the fiscal year ended July 31, 2018, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Name and principal		Salary	Share-based awards	Option-based awards	Pension value	All other compensation	Total compensation
position	Fiscal year	($)	($)	($)	($)	($)	($)
Robert Dickinson	2018	Nil	Nil	Nil	Nil	Nil	Nil
Michael Lee	2018	10,578	Nil	Nil	Nil	Nil	10,578
CFO	2017	12,547	Nil	Nil	Nil	Nil	12,547
	2016	23,973	Nil	Nil	Nil	Nil	23,973

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company’s most recently completed financial year ended July 31, 2018 is as set out below:

Name	Fees earned (1) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert A. Dickinson(2)(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ronald Thiessen (2)(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Mordant(2)(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Rene Carrier (3)(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Leonie Tomlinson(3)(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	January 2016 and onward, fees were reduced to $nil.

(2)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Messrs. Thiessen and Dickinson is allocated to the Company on the basis of time spent in respect of the Company’s business.

(3)	These directors are members of the Audit Committee and Nominating and Governance Committee.

(4)	These directors resigned December 2017

(5)	These directors were appointed December 2017

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement or similar benefits.

C. BOARD PRACTICES

On December 15, 2017, Ronald Thiessen resigned as President, CEO and Director, Robert Dickinson was appointed Quartz Mountain’s Executive Chairman and CEO, and Rene Carrier and Leonie Tomlinson were appointed Directors of the Company. All directors have a term of office expiring at the next annual general meeting of the Company’s shareholders, which is expected to be held in early 2019. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Directors Service Contracts

There is no written employment contract between the Company and any director.

There is no service contract between any director of the Company and either the Company or its subsidiary, which provides for any benefits upon termination of employment.

Audit Committee

Composition of Audit Committee

The members of the Audit Committee are Rene Carrier (Chairman), Robert Dickinson and Leonie Tomlinson.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit has familiarity with, an understanding of, or experience in the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves; reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and an understanding of internal controls and procedures for financial reporting.

Mr. Carrier is an experienced businessperson with corporate finance experience. See disclosure under “A. Directors and Senior Management” above.

Audit Committee’s Charter

The function of the Audit Committee is to oversee the employment and compensation of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also assists the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.

The Audit Committee has a charter that sets out its mandate and responsibilities, which is contained in Appendix 6 of the Corporate Governance Policies and Procedures Manual (available for download from the Company’s website under Corporate Governance at www.quartzmountainresources.com). The Audit Committee has the following responsibilities and authority:

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

The Committee shall oversee the preparation of reports relating to the Audit Committee as required under applicable laws, regulations and stock exchange requirements.

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

Compensation Committee

The Board’s Compensation Committee currently consists of Robert Dickinson, Rene Carrier and Leonie Tomlinson.

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

Other Board Committees

The Company has a Nominating and Governance Committee which is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The Committee is also responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company, and overseeing the evaluation of the Board and Senior Management. The current members of the Nominating and Governance Committee are Robert Dickinson, Rene Carrier and Leonie Tomlinson.

D. EMPLOYEES

At October 10, 2018, the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – “Major Shareholders and Related Party Transactions”).

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at October 10, 2018, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 165,586 common shares or 5%.

As at October 10, 2018, the Company’s directors and officers beneficially own the following number of the Company’s common shares:

Name of Insider	Securities Beneficially Owned(1)		As a % of outstanding common shares
Robert A. Dickinson	150,586	(2)	4%
Leonie Tomlinson	nil		nil
Michael Lee	nil		nil
Trevor Thomas	nil		nil
Rene Carrier	15,000		0.5%

Notes:

(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

(2)	Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Quartz Mountain is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Quartz Mountain’s knowledge, other, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Quartz Mountain, the only class of securities with voting rights. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of October 10, 2018, Quartz Mountain had authorized unlimited common shares without par value, of which 3,347,137 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of October 10, 2018 by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Robert A. Dickinson	150,586	4%
Ronald Thiessen	305,051	9%
Bearclaw Capital Corp.	290,000	9%
Hunter Dickinson Services Inc.	235,330	7%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of October 10, 2018, Quartz Mountain’s register of shareholders indicates that Quartz Mountain’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	12	3,210,258	96
United States	169	136,859	4
Other	1	20	0
Total	182	3,347,137	100

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

B. RELATED PARTY TRANSACTIONS

Except as disclosed herein, Quartz Mountain has not, since the beginning of its last fiscal year ended July 31, 2018:

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

During the fiscal year ended July 31, 2018, the Company had transactions totaling $114,890 (2017 – $123,253; 2016 – $205,167) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain’s audited consolidated annual financial statements as at and for the year ended July 31, 2018, 2017 and 2016 are attached in Exhibit 99.1 to this Annual Report.

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

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest cent, of the Company’s common shares on the TSX-V and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
2018	1.50	0.65	1.20	0.00
2017	1.20	0.40	0.70	0.20
2016	0.40	0.40	0.40	0.40
2015	0.60	0.10	0.70	0.20
2014	1.20	0.40	0.90	0.60
2013	3.50	0.70	2.80	0.70
2012	5.00	2.00	5.00	2.00

	TSX-V		OTC
Fiscal Quarter	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Q4, 2018	0.90	0.80	0.70	0.00
Q3, 2018	0.90	0.90	0.00	0.00
Q2, 2018	1.50	0.70	1.20	0.00
Q1, 2018	1.20	0.60	0.60	0.40
Q4, 2017	0.75	0.55	0.53	0.37
Q3, 2017	1.20	0.80	0.66	0.36
Q2, 2017	0.85	0.40	0.44	0.34
Q1, 2017	0.65	0.35	0.40	0.20

	TSX-V		OTC
Month	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
September 2018	0.80	0.78	0.70	0.69
August 2018	0.80	0.80	0.70	0.70
July 2018	0.80	0.80	0.70	0.70
June 2018	0.80	0.80	0.70	0.62
May 2018	0.90	0.80	0.62	0.62
April 2018	0.90	0.90	0.00	0.00

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

All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed ratably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights.

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

Quartz Mountain’s material contracts as of October 10, 2018, are:

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

United States Federal Income Tax Consequences

The Company believes it is likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended July 31, 2018, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2018, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

B. EXCHANGE RATE SENSITIVITY

The Company incurs substantially all of its expenditures in Canada and substantially all of its cash is denominated in Canadian dollars. Consequently the Company is not subject to material foreign exchange risk.

C. INTEREST RATE RISK AND EQUITY PRICE RISK

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of July 31, 2018, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of July 31, 2018.

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

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are Rene Carrier, Robert Dickinson and Leonie Tomlinson. The Board of Directors has determined that Mr. Carrier qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Carrier is “independent”, as that term is defined in section 803 of the NYSE MKT Company Guide.

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

Services:	Year ended
	July 31, 2018	July 31, 2017
Audit Fees (1)	$16,000	$19,000
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$16,000	$19,000

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” include fees billed for products and services provided by the principal accountant, other than the services reported in (1), (2) or (3) above.

From time to time, management of the Company recommends to and requests approval from the Audit Committee for non-audit services to be provided by the Company’s auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the year ended July 31, 2018.

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2018, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18 FINANCIAL STATEMENTS

See Exhibit 99.1.

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company’s Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note

1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.

1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.

1.7	Articles, as amended the Company’s Annual General Meeting, held on February 24, 2014.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2014, filed on October 17, 2014.

4.2	Services Agreement between Hunter Dickinson Inc. and the Company dated July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 28, 2010.

6.1	Stock Option Plan approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

6.2	Audit Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

10.1	Articles approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

10.2	Articles approved by Shareholders on February 24, 2014	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.

Exhibit Number	Description of Exhibit	Note

11.1	Settlement agreement between Bearclaw and HDSI dated January 15, 2016	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.

16B.	Code of Ethics and Trading Restrictions	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit

12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of the Chief Executive Officer

13.2	Section 906 Certification of the Chief Financial Officer

99.1	Independent Auditor’s Report, dated October 10, 2018;

Statements of financial position as at July 31, 2018, and July 31, 2017;

Statements of income (loss) and comprehensive income (loss) for the years ended July 31, 2018, July 31, 2017 and July 31, 2016;

Statements of cash flows for the years ended July 31, 2018, July 31, 2017 and July 31, 2016; and

Statements of changes in shareholders deficiency for the years ended July 31, 2018, July 31, 2017 and July 31, 2016;

Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Robert Dickinson
Robert Dickinson
President and Chief Executive Officer

Dated: October 16, 2018

