Form 20-F
period 2019-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2019-11-01
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2019

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

Michael Lee, Chief Financial Officer
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

3,347,137 common shares as of July 31, 2019

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act.

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

2

GENERAL

In this Annual Report on Form 20-F, all references to “we”, the “Company”, or “Quartz Mountain” refer to Quartz Mountain Resources Ltd. and its consolidated subsidiary.

The Company uses the Canadian dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of October 29, 2019 and all information included in this document should only be considered correct as of such date.

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

Mineral Resource

National Instrument 43-101 “Standards of Disclosure for Mineral Projects” issued by the Canadian Securities Administrators defines a “mineral Resources as a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. An Inferred Mineral Resource has a lower level of confidence that that applied to an Indicated Mineral Resource, and an Indicated Mineral resource has a lower level of confidence than that applied to a Measured Mineral Resource.

(1) An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity; it has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(2) An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation; it has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

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

Mineral Symbols	As – arsenic; Au – gold; Ag – silver; Cu – copper; Fe – iron; Hg – mercury; Mo – molybdenum; Na – sodium; Ni – nickel; O – oxygen; Pd - palladium; Pt – platinum; Pb – lead; S – sulphur; Sb – antimony; Zn – zinc.
Net Smelter Return (NSR)	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges, and penalty charges.

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Meters	3.281	= feet
kilometers	0.621	= miles (5,280 feet)
Grams	0.032	= troy ounces
Tons	1.102	= short tons (2,000 lbs.)
grams per ton	0.029	= troy ounces per ton

NOTE ON FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words. The forward-looking statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such statements. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for the Company’s exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an annual report.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2019 and July 31, 2018, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

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

	Year ended July 31, 2019	Year ended July 31, 2018	Year ended July 31, 2017	Year ended July 31, 2016	Year ended July 31, 2015
Sales revenue	$–	$–	$–	$–	$–
Loss from operations	$149,170	$236,319	$201,081	$322,605	$1,410,322
Loss (income) and comprehensive loss (income)	$153,715	$234,467	$199,953	$(92,549)	$1,410,322
Basic and diluted loss per common share	$0.05	$0.07	$0.07	$(0.03)	$0.52
Dividends per share	$–	$–	$–	$–	$–
Working capital	$(2,995,655)	$(2,841,940)	$(3,066,336)	$(2,866,383)	$(2,548,933)
Total assets	$80,562	$75,034	$232,153	$313,168	$478,407
Shareholder’s deficiency	$2,995,654	$2,841,939	$3,066,335	$2,866,382	$2,998,931
Share capital	$26,548,981	$26,548,981	$26,090,118	$26,090,118	$26,050,118
Shares outstanding	3,347,137	3,347,137	2,929,989	2,929,989	2,729,989

Currency and Exchange Rates

On October 29, 2019 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Wall Street Journal, was US$1 = Canadian $1.3058.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Reuters for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31, (Canadian Dollars per U.S. Dollar)
	2019	2018	2017	2016	2015
End of Period	1.3193	1.3008	1.2485	1.3056	1.3047
Average for the Period (1)	1.3235	1.2760	1.3237	1.3285	1.1924
High for the Period	1.3641	1.3137	1.3743	1.4661	1.3060
Low for the Period	1.2815	1.2314	1.2447	1.2497	1.0857

(1) The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
September	1.3343	1.3135
August	1.3325	1.3204
July	1.3182	1.3038
June	1.3470	1.3087

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

Additional Funding Requirements

Further development of the Company’s continued operations will require additional capital. The Company currently does not have sufficient funds to explore the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company does issue treasury shares to finance its operations or expansion plans, shareholders will suffer dilution of their investment and control of the Company may change. If adequate funds are not available, or are not available on acceptable terms, the Company will not be able to remain in business. In addition, a positive production decision at any of the Company’s current projects or any other development projects acquired in the future will require significant resources and funding for project engineering and construction. Accordingly, any development of the Company’s properties depends upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing, or disposition of its current projects, or other means. There is no assurance that the Company will be successful in obtaining financing for these or other purposes, including for general working capital.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of mining operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company does not currently hold a mineral property and there can be no assurance that the Company will, if needed, be able to acquire a property(s) of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire a property(s), its entire prospects will rest solely with its current net smelter royalty interest in the Angel Camp Project and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of any properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of a property(s) and other factors, many of which are beyond the Company’s control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as it acquires a property(s), commence commercial production, and generate sufficient revenues to fund its continuing operations. The development of any properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it would retain any cash resources and potential future earnings for the future operation and development of the Company’s business. The Company has not paid dividends since incorporation and the Company does not anticipate paying any dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company’s business will be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment, or labor are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction, and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

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

Changes in Local Legislation or Regulation

Any mining and processing operations that may be acquired and any exploration activities that might be conducted would be subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension, or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the operations that the Company might acquire would be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur because of its mineral exploration, development, and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company’s projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations that would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company’s operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations, and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company’s business, causing those activities to be economically re-evaluated at that time.

Groups Opposed to Mining May Interfere with the Company’s Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of any property(s) the Company might acquire. Such interference could have an impact on the Company’s ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all and any such impact could have a material adverse effect on the Company’s financial condition and the results of its operations.

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

There can be no assurance that the Company will be able to attract, train, or retain qualified personnel in the future, which would adversely affect its business.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical, and other resources. Competition in the mining industry is primarily for attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop any property(s) the Company might acquire. The Company’s inability to compete with other mining companies for these resources could have a materially adverse effect on the Company’s results of operation and its business.

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

Offices

The Company’s business office is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1; telephone (604) 684-6365. The Company’s registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, telephone (604) 689-9111.

B. BUSINESS OVERVIEW

The Company’s Business Strategy and Principal Activities

Quartz Mountain has been in the business of exploring and developing mineral properties. The Company’s activities on the properties have been primarily focused on ascertaining whether the properties host commercially viable mineral deposits.

In the first three years of its existence, the Company was active in the exploration of small gold and silver prospects in Canada, but none of these prospects warranted further exploration or development. In 1986, the Company acquired the Quartz Mountain gold property, located in south central Oregon, and until January 2002, most of the Company’s efforts were expended on the exploration and maintenance of these claims. The Company’s interests in the Quartz Mountain gold property, and in its other properties, were acquired by direct purchase, lease, and option, or through joint ventures.

The Company sold the Quartz Mountain gold property during 2002, to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively “Seabridge”). Seabridge subsequently changed its name to Seabridge Gold Inc. At closing, Quartz Mountain received 300,000 Seabridge common shares, 200,000 Seabridge common share purchase warrants, US$100,000, and a 1% NSR from any future production on the Quartz Mountain gold property. The Seabridge warrants were exercised and all Seabridge common shares held by the Company have been sold. The Company’s interest in the Quartz Mountain gold property is limited to the 1% NSR royalty. The Company does not expect to generate any royalty revenue from the Quartz Mountain gold property (renamed “Angel’s Camp” by its subsequent owners) for several years, and it is not known at this time when any mining will commence, if at all, on that property.

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

Work was also conducted at the Galaxie Project in 2012 and 2013 but, largely because of the prevailing difficult market conditions for mineral exploration companies, the Company has since been unable to secure a joint venture or option agreement to further advance exploration. As a result, during the year ended July 31, 2016, three mineral claims were returned to a vendor and the remaining mineral claims comprising the property were allowed to lapse subsequent to year-end.

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

D. ORGANIZATIONAL STRUCTURE

The Company operates in a single reportable operating segment – the acquisition, exploration, and development of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada, and conducts most of its business affairs through its Canadian parent entity.

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Because of difficult financing conditions for junior exploration companies, no material transactions were completed in 2019.

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2019, 2018 and 2017 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2019, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A. OPERATING RESULTS

Comprehensive loss for the year ended July 31, 2019 vs. 2018

The Company recorded a loss from operations of $149,170 during the current fiscal year (2018 – $236,319).

No exploration costs were incurred during the year ended July 31, 2019 and 2018.

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2019	2018
Administrative fees	$50,406	$71,458
Insurance	31,779	46,282
IT Services	12,000	12,000
Legal, accounting and audit	20,306	20,400
Office and miscellaneous	1,245	16,148
Property investigation	–	24,117
Regulatory, trust and filing	28,682	39,628
Shareholder communications	4,752	6,286
Total	$149,170	$236,319

Administrative costs have decreased from 2018 in line with reduced spending to conserve capital.

Comprehensive loss for the year ended July 31, 2018 vs. 2017

The Company recorded a loss from operations of $236,319 in the 2018 fiscal year compared to a loss from operations of $201,081 in the 2017 fiscal year. The loss during the fiscal year 2018 and 2017 was due to curtailed exploration and evaluation activities to conserve cash resources.

The following tables provide a breakdown of exploration costs incurred during the year ended July 31, 2018 and 2017:

	Total 2018	Total 2017
Assaying	$–	$180
Geological	–	520
Total	$–	$700

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2018	2017
Administrative fees	$71,458	$89,762
Insurance	46,282	39,534
IT Services	12,000	12,000
Legal, accounting and audit	20,400	24,778
Office and miscellaneous	16,148	1,191
Property investigation	24,117	–
Regulatory, trust and filing	39,628	29,410
Shareholder communication	6,286	3,706
Total	$236,319	$200,381

Administrative costs have tended to follow the trend in the Company’s exploration and business development activities of the Company. They have been reduced to minimum levels necessary to meet continued disclosure and corporate governance requirements of a public company.

B. LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company’s source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company continues evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company’s continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration of any new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

At July 31, 2019, the Company had cash of $72,373 and a working capital deficit of $3.0 million. Substantially all of the total short-term liabilities of $3.1 million at July 31, 2019 were payable to Hunter Dickinson Services Inc. (“HDSI”).

In January 2016, the Company arranged with HDSI to settle debt owing for services by HDSI whereby HDSI would forgive debt in the net amount owing at that time of $3,086,089, if the Company made a cash payment of $180,207 and issued 6 million shares to HDSI. The TSX Venture Exchange approved the transaction with HDSI, the cash payment has been made, and issuance of the shares to HDSI has been deferred and will occur at a mutually agreed date.

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

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2019.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2019, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2019:

		Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$2,062	$2,062	$–	$–
Due to related parties (note 7)	2,972,945	2,972,945	–	–
Loan payable	101,209	101,209	–	–
Total	$3,076,216	$3,076,216	$–	$–

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Leonie Tomlinson (1964) – Director

Leonie Tomlinson is a professional director and experienced business executive who over the course of her career has advised numerous private and public companies on investment structuring, corporate governance, financial reporting, HR matters, and exit strategy.

Ms. Tomlinson is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	December 2017	Present

Matthew Dickinson (1997) – Director

Matthew Dickinson is completing his final year to earn a Bachelors of Commerce degree from McGill University, Montreal, where he is focusing on Information Systems and Computer Science. In addition, he is a member of the investment committee of Front Row Ventures, a student-led venture capital fund that makes pre-seed investments in student-founded technology start-ups.

Mr. Dickinson is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	February 2019	Present

Trevor Thomas, LLB (1967), Chairman, Chief Executive Officer, Corporate Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in a private practice environment as well as in in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Curis Resources Ltd.	Secretary	June 2013	November 2014
Heatherdale Resources Ltd.	Secretary	June 2013	Present
Mineral Mountain Resources Ltd.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quadro Resources Ltd.	Director	July 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Taseko Mines Limited	Secretary	July 2008	Present

Michael Lee, CPA CA, CIA, CISA, CFE, PMP (1974), Chief Financial Officer

Michael Lee is a Chartered Professional Accountant and has 20 years of experience in the areas of governance, risk management and financial reporting, working primarily with Canadian and US public corporations.

Mr. Lee is, or was within the past five years, a director, or officer of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Chief Financial Officer	February 2013	Present
Amarc Resources Ltd.	Chief Financial Officer	January 2019	Present

B. COMPENSATION

During the Company’s financial year ended July 31, 2019, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $10,975.

Trevor Thomas, Chairman, President, and CEO, and Michael Lee, CFO, are each “Named Executive Officers” of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year is as set out below:

During the fiscal year ended July 31, 2019, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Name and principal	Fiscal	Salary	Share- based awards	Option- based awards	Pension value	All other compensation	Total compensation
position	year	($)	($)	($)	($)	($)	($)
Trevor Thomas, CEO (1)	2019	414	Nil	Nil	Nil	Nil	414
Robert	2019	Nil	Nil	Nil	Nil	Nil	Nil
Dickinson, CEO (1)	2018	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil
Michael Lee, CFO	2019	10,561	Nil	Nil	Nil	Nil	10,565
	2018	10,578	Nil	Nil	Nil	Nil	10,578
	2017	12,547	Nil	Nil	Nil	Nil	12,547

Note (1) Mr. Thomas replaced Mr. Dickinson as Chairman, President, and CEO on February 15, 2019

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company’s most recently completed financial year ended July 31, 2019 is as set out below:

Name	Fees earned (1) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Leonie Tomlinson(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Matthew Dickinson(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Trevor Thomas(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	January 2016 and onward, fees were reduced to $nil.

(2)	These directors are members of the Audit Committee and Nominating and Governance Committee.

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement, or similar benefits.

C. BOARD PRACTICES

On December 15, 2017, Ronald Thiessen resigned as President, CEO and Director, Robert Dickinson was appointed Quartz Mountain’s Executive Chairman and CEO, and Rene Carrier and Leonie Tomlinson were appointed Directors of the Company. On February 15, 2019, Robert Dickinson resigned as Executive Chairman and CEO and Rene Carrier resigned as director. Trevor Thomas was appointed Chairman, President, and CEO, and Matthew Dickinson was appointed director. All directors have a term of office expiring at the next annual general meeting of the Company’s shareholders, which is expected to be held in early 2020. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Directors Service Contracts

There is no written employment contract between the Company and any director.

There is no service contract between any director of the Company and either the Company or its subsidiary, which provides for any benefits upon termination of employment.

Audit Committee

Composition of Audit Committee

The members of the Audit Committee are Trevor Thomas, Matthew Dickinson, and Leonie Tomlinson (Chair).

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

Ms. Tomlinson is an experienced businessperson with corporate finance experience. See disclosure under “A. Directors and Senior Management” above.

Audit Committee’s Charter

The function of the Audit Committee is to oversee the employment and compensation of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also assists the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting, and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.

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

At least annually, the Committee shall evaluate the qualifications, performance, and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

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

Conduct of the Annual Audit

The Committee shall oversee the annual audit, and in the course of such oversight, the Committee shall have the following responsibilities and authority:

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

If required, the Committee shall annually review management’s internal control report and the independent auditor’s assessment of the internal controls and procedures prior to the filing of the AIF.

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports that raise material issues regarding the Company’s financial statements or accounting policies.

At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

The Committee shall oversee the preparation of reports relating to the Audit Committee as required under applicable laws, regulations, and stock exchange requirements.

The Committee shall exercise oversight with respect to anti-fraud programs and controls.

Related Party Transactions

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract, or arrangement subject to the authority of the Company’s Compensation Committee.

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

D. EMPLOYEES

At October 29, 2019, the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – “Major Shareholders and Related Party Transactions”).

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at October 29, 2019, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 165,586 common shares or 5%.

As at October 29, 2019, the Company’s directors and officers beneficially own the following number of the Company’s common shares:

Name of Insider	Securities Beneficially Owned(1)		As a % of outstanding common shares
Rene Carrier(3)	15,000		0.5%
Robert A. Dickinson(3)	150,586	(2)	4%
Matthew Dickinson	nil		nil
Michael Lee	nil		nil
Trevor Thomas	nil		nil
Leonie Tomlinson	nil		nil

Notes:

(1)	This information has been provided by the individual directors as provided by them on www.sedi.ca

(2)	Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson.

(3)	Messrs. Dickinson and Carrier resigned from the board on February 15, 2019

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Quartz Mountain is a publicly held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Quartz Mountain’s knowledge, other, no person, corporation, or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Quartz Mountain, the only class of securities with voting rights. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of October 29, 2019, Quartz Mountain had authorized unlimited common shares without par value, of which 3,347,137 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of October 29, 2019, by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Ronald Thiessen	305,051	9%
Bearclaw Capital Corp.	290,000	9%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of October 29, 2019, Quartz Mountain’s register of shareholders indicates that Quartz Mountain’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	12	3,210,258	96
United States	169	136,859	4
Other	1	20	0
Total	182	3,347,137	100

Shares registered in the names of intermediaries, were assumed to be held by residents of the same country in which the intermediary is located.

Transfer Agent

The Company’s common shares are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9; telephone (604) 661-9400 in registered form. However, the majority of the Company’s common shares are registered in the name of intermediaries such as brokerage houses and clearinghouses (on behalf of their respective brokerage clients). Quartz Mountain does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, the Company is not owned or controlled, directly or indirectly, by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly, other than as noted above under Major Shareholders. There are no arrangements known to Quartz Mountain, which, at a subsequent date, may result in a change in control of the Company.

Insider Reports under the Securities Acts of British Columbia, Alberta and Ontario

Since the Company is a reporting issuer under the Securities Acts of British Columbia, Alberta and Ontario, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Quartz Mountain’s common shares within five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA, and the Securities Act (Ontario). Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, ninth Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B. RELATED PARTY TRANSACTIONS

Except as disclosed herein, Quartz Mountain has not, since the beginning of its last fiscal year ended July 31, 2019:

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

Hunter Dickinson Services Inc. (“HDSI”)

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms-length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer and Chairman, Chief Financial Officer, and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated June 1, 2008, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. Because of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI, which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

During the fiscal year ended July 31, 2019, the Company had transactions totaling $77,310 (2018 – $114,890; 2017 – $123,253) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

In January 2016, the Company and HDSI reached a settlement agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

●	makes a cash payment of $180,207; and

●	issues 600,000 shares

The cash payment of $180,207 has been paid. Completion of the share portion of the settlement agreement with HDSI has been deferred and will occur at a mutually agreed date.

United Mineral Services Inc. (“UMS”)

In December 2018, the Company entered into a loan agreement with United Mineral Services Ltd. (the “Lender”), a company owned by a former director, pursuant to which the Lender advanced to the Company a principal sum of $100,000 with a six-month term, at an interest rate of 10% per annum calculated monthly and payable quarterly. As of July 31, 2019, the principal amount is due and has not been repaid. Interest payable of $1,209 has been accrued on the loan. As of the date hereof, the Company is negotiating with the Lender with the view to resolve the repayment default.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain’s audited consolidated annual financial statements as at and for the year ended July 31, 2019, 2018 and 2017 are attached in Exhibit 99.1 to this Annual Report.

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

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest cent, of the Company’s common shares on the TSX-V and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
2019	0.80	0.27	0.70	0.23
2018	1.50	0.65	1.20	0.00
2017	1.20	0.40	0.70	0.20
2016	0.40	0.40	0.40	0.40
2015	0.60	0.10	0.70	0.20
2014	1.20	0.40	0.90	0.60

	TSX-V		OTC
Fiscal Quarter	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Q4, 2019	0.35	0.28	0.23	0.23
Q3, 2019	0.32	0.29	0.31	0.22
Q2, 2019	0.52	0.27	0.69	0.31
Q1, 2019	0.80	0.45	0.70	0.69
Q4, 2018	0.90	0.80	0.70	0.00
Q3, 2018	0.90	0.90	0.00	0.00
Q2, 2018	1.50	0.70	1.20	0.00
Q1, 2018	1.20	0.60	0.60	0.40

	TSX-V		OTC
Month	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
September 2019	0.23	0.20	0.16	0.16
August 2019	0.28	0.22	0.23	0.16
July 2019	0.31	0.28	0.23	0.23
June 2019	0.35	0.30	0.23	0.23
May 2019	0.35	0.30	0.23	0.23
April 2019	0.31	0.29	0.23	0.23

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

The directors may, by resolution, amend or repeal any articles that regulate the business or affairs of the Company. The BCA requires the directors to submit any such amendment or repeal to the Company’s shareholders at the next meeting of shareholders, and the shareholders may confirm, reject, or amend the amendment or repeal.

The Board does not have a mandatory retirement policy for directors based solely on age. The Company has a practice of conducting annual Board, Committee, and individual director evaluations, pursuant to which each director’s performance is evaluated annually. There is no minimum share ownership requirement for director’s qualification.

Authorized Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as, and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed ratably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange, or conversion rights.

The preferred shares may be issued in series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions. The special rights and restrictions attaching to the preferred shares are set forth in Part 26 of the Articles, and provide the directors with wide latitude to create a series of preferred shares which may be convertible into common shares, and have attached to them rights that rank ahead of common shares in respect of entitlement to dividends. The directors may, by resolution, create, define, and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the preferred shares.

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

The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13(d) of the Exchange Act and promptly file an amendment to such report to disclose any material change to the information reported, including any acquisition or disposition of 1% or more of the outstanding securities of the registered class. Certain institutional investors that acquire shares in the ordinary course of business and not with the purpose or with the effect of changing or influencing the control of the issuer are subject to lesser disclosure obligations.

C. MATERIAL CONTRACTS

Quartz Mountain’s material contracts as of October 29, 2019, are:

●	Corporate Services Agreement with HDSI, dated for reference July 2, 2010. See Item 7B;

●	HDSI debt settlement agreement. See ITEM 19 EXHIBIT

D. EXCHANGE CONTROLS

Quartz Mountain is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest, or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

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

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S., or other foreign income tax considerations, which may differ significantly from those discussed herein.

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

Provided that the Company’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

United States Federal Income Tax Consequences

The Company believes it is likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended July 31, 2019, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares.

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. Dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2019, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, and income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d) (3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

A QEF Election will apply to the tax year for which such QEF Election is timely made and to subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

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

B. EXCHANGE RATE SENSITIVITY

The Company incurs substantially all of its expenditures in Canada and substantially all of its cash is denominated in Canadian dollars. Consequently, the Company is not subject to material foreign exchange risk.

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

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of July 31, 2019, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of July 31, 2019.

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

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are Trevor Thomas, Matthew Dickinson, and Leonie Tomlinson. The Board of Directors has determined that Ms. Thomlinson qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on her education and experience. Ms. Tomlinson is “independent”, as that term is defined in section 803 of the NYSE MKT Company Guide.

Each Audit Committee member is able to read and understand fundamental financial statements.

ITEM 16B CODE OF ETHICS

The Company’s board of directors has adopted a written Code of Ethics governing directors, officers, and employees. The Code of Ethics sets forth written standards that are designed to deter wrongdoing and to meet the Company’s core vision: to become a successful and innovative mining and mineral exploration corporation.

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

Services:	Year ended
	July 31, 2019	July 31, 2018
Audit Fees (1)	$16,000	$16,000
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$16,000	$16,000

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” include fees billed for products and services provided by the principal accountant, other than the services reported in (1), (2), or (3) above.

From time to time, management of the Company recommends to and requests approval from the Audit Committee for non-audit services to be provided by the Company’s auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the year ended July 31, 2019.

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2019, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18 FINANCIAL STATEMENTS

See Exhibit 99.1.

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company’s Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note

1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.

1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.

1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.

1.7	Articles, as amended the Company’s Annual General Meeting, held on February 24, 2014.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2014, filed on October 17, 2014.

4.2	Services Agreement between Hunter Dickinson Inc. and the Company dated July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 29, 2010.

6.1	Stock Option Plan approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

6.2	Audit Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

10.1	Articles approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

10.2	Articles approved by Shareholders on February 24, 2014	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.

11.1	Settlement agreement between Bearclaw and HDSI dated January 15, 2016	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.

16B.	Code of Ethics and Trading Restrictions	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit

12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of the Chief Executive Officer

13.2	Section 906 Certification of the Chief Financial Officer

99.1	Independent Auditor’s Report, dated October 29, 2019;

Statements of financial position as at July 31, 2019, and July 31, 2018;

Statements of loss and comprehensive loss for the years ended July 31, 2019, July 31, 2018, and July 31, 2017;

Statements of cash flows for the years ended July 31, 2019, July 31, 2018, and July 31, 2017; and

Statements of changes in shareholders deficiency for the years ended July 31, 2019, July 31, 2018, and July 31, 2017;

Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Trevor Thomas
Trevor Thomas
President and Chief Executive Officer

Dated: November 1, 2019

