Form 20-F
period 2020-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2020-11-24
CIK 811522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2020

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
Sebastian Tang, Chief Financial Officer (appointed in August 2020) Facsimile No.: 604-681-2741 15th Floor, 1040 West Georgia Street Vancouver, British Columbia, Canada, V6E 4H1
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

25,477,776 common shares as of July 31, 2020

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
Item 17 [ ]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes [ ]	No [X]

GENERAL		5
CURRENCY AND MEASUREMENT		7
NOTE ON FORWARD LOOKING STATEMENTS		7
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3	KEY INFORMATION	8
A.	SELECTED FINANCIAL DATA	8
B.	CAPITALIZATION AND INDEBTEDNESS	9
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	9
D.	RISK FACTORS	9
ITEM 4	INFORMATION ON THE COMPANY	14
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	14
B.	BUSINESS OVERVIEW	14
C.	MINERAL PROPERTIES AND EXPLORATION ACTIVITIES AND PLANS	15
D.	ORGANIZATIONAL STRUCTURE	16
E.	PROPERTY, PLANT AND EQUIPMENT	16
F.	CURRENCY	16
ITEM 4A	UNRESOLVED STAFF COMMENTS	16
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS OVERVIEW	16
		16
A.	OPERATING RESULTS	17
B.	LIQUIDITY AND CAPITAL RESOURCES	18
C.	RESEARCH EXPENDITURES	18
D.	TREND INFORMATION	19
E.	OFF – BALANCE SHEET ARRANGEMENTS	19
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	19
G.	SAFE HARBOR	19
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	19
A.	DIRECTORS AND SENIOR MANAGEMENT	19
B.	COMPENSATION	20
C.	BOARD PRACTICES	21
D.	EMPLOYEES	24
E.	SHARE OWNERSHIP	25
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	25
A.	MAJOR SHAREHOLDERS	25
B.	RELATED PARTY TRANSACTIONS	26
C.	INTERESTS OF EXPERTS AND COUNSEL	27
ITEM 8	FINANCIAL INFORMATION	28
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	28
B.	SIGNIFICANT CHANGES	28
ITEM 9	THE OFFER AND LISTING	28
A.	OFFER AND LISTING DETAILS	28
B.	PLAN OF DISTRIBUTION	29
C.	MARKETS	29
D.	SELLING SHAREHOLDERS	29
E.	DILUTION	29
F.	EXPENSES OF THE ISSUE	30

ITEM 10	ADDITIONAL INFORMATION	30
A.	SHARE CAPITAL	30
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	30
C.	MATERIAL CONTRACTS	32
D.	EXCHANGE CONTROLS	32
E.	TAXATION	32
F.	DIVIDENDS AND PAYING AGENTS	40
G.	STATEMENT BY EXPERTS	41
H.	DOCUMENTS ON DISPLAY	41
I.	SUBSIDIARY INFORMATION	41
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	41
A.	TRANSACTION RISK AND CURRENCY RISK MANAGEMENT	41
B.	EXCHANGE RATE SENSITIVITY	41
C.	INTEREST RATE RISK AND EQUITY PRICE RISK	41
D.	COMMODITY PRICE RISK	41
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	41
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	41
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	42
ITEM 15	CONTROLS AND PROCEDURES	42
A.	DISCLOSURE CONTROLS AND PROCEDURES	42
B.	MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	42
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING		42
LIMITATIONS OF CONTROLS AND PROCEDURES		43
ITEM 16	[RESERVED]	43
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	43
ITEM 16B	CODE OF ETHICS	43
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	44
ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES	44
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	44
ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	44
ITEM 16G	CORPORATE GOVERNANCE	44
ITEM 16H	MINE SAFETY DISCLOSURE	45
ITEM 17	FINANCIAL STATEMENTS	45
ITEM 18	FINANCIAL STATEMENTS	45
ITEM 19	EXHIBITS	45

GENERAL

In this Annual Report on Form 20-F, all references to "we", the "Company”, or "Quartz Mountain" refer to Quartz Mountain Resources Ltd. and its consolidated subsidiary.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of November 20, 2020 and all information included in this document should only be considered correct as of such date.

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

4

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

●
the Company's ability to execute prospective business plans; and

●
misjudgments in the course of preparing forward-looking statements.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an annual report.

ITEM 3     KEY INFORMATION

A.  SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2020 and July 31, 2019, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

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

	Year ended July 31, 2020	Year ended July 31, 2019	Year ended July 31, 2018	Year ended July 31, 2017	Year ended July 31, 2016
Sales revenue	$–	$–	$–	$–	$–
Loss (income) from operating expenses	$249,442	$149,170	$236,319	$201,081	$322,605
Loss (income) and comprehensive loss (income)	$(2,524,763)	$153,715	$234,467	$199,953	$(92,549)
Basic loss (earnings) per common share	$(0.16)	$0.02	$0.02	$0.02	$(0.01)
Diluted loss (earnings) per common share	$(0.13)	$0.02	$0.02	$0.02	$(0.01)
Dividends per share	$–	$–	$–	$–	$–
Working capital	$138,550	$(2,995,655)	$(2,841,940)	$(3,066,336)	$(2,866,383)
Total assets	$218,559	$80,562	$75,034	$232,153	$313,168
Shareholder’s deficiency (equity)	$(138,551)	$2,995,654	$2,841,939	$3,066,335	$2,866,382
Share capital	$27,158,423	$26,548,981	$26,548,981	$26,090,118	$26,090,118
Shares outstanding	25,477,776	3,347,137	3,347,137	2,929,989	2,929,989

Currency and Exchange Rates

On November 20, 2020 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.3083.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by Bank of Canada for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31, (Canadian Dollars per U.S. Dollar)
	2020	2019	2018	2017	2016
End of Period	1.3404	1.3193	1.3008	1.2485	1.3056
Average for the Period (1)	1.3463	1.3235	1.2760	1.3237	1.3285
High for the Period	1.4496	1.3641	1.3137	1.3743	1.4661
Low for the Period	1.2970	1.2815	1.2314	1.2447	1.2497

(1) The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
October 2020	1.3349	1.3122
September 2020	1.3396	1.3055
August 2020	1.3377	1.3042
July 2020	1.3616	1.3360
June 2020	1.3682	1.3383

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

Going Concern Assumption

The Company's financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has positive working capital, and incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

Additional Funding Requirements

Further development of the Company's continued operations will require additional capital. The Company currently does not have sufficient funds to explore the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company does issue treasury shares to finance its operations or expansion plans, shareholders will suffer dilution of their investment and control of the Company may change. If adequate funds are not available, or are not available on acceptable terms, the Company will not be able to remain in business. In addition, a positive production decision at any of the Company's current projects or any other development projects acquired in the future will require significant resources and funding for project engineering and construction. Accordingly, any development of the Company's properties depends upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing, or disposition of its current projects, or other means. There is no assurance that the Company will be successful in obtaining financing for these or other purposes, including for general working capital.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of mining operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company does not currently hold a mineral property and there can be no assurance that the Company will, if needed, be able to acquire a property(s) of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire a property(s), its entire prospects will rest solely with its current net smelter royalty interest in the Angel Camp Project and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of any properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of a property(s) and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as it acquires a property(s), commence commercial production, and generate sufficient revenues to fund its continuing operations. The development of any properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it would retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying any dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business will be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

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

Environmental Matters

All of the operations that the Company might acquire would be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur because of its mineral exploration, development, and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company's projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations that would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations, and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

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

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

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

The Mineral Property Underlying the Company's Net Smelter Return Royalty Interest Contains no Known Ore

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

The Company was originally incorporated as Wavecrest Resources Ltd. but changed its name to Quartz Mountain Gold Corp. on June 18, 1986. On November 5, 1997, the name of the Company was changed from Quartz Mountain Gold Corp. to Quartz Mountain Resources Ltd., and the common shares were consolidated on a ten-old-for-one-new share basis.

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

In the first three years of its existence, the Company was active in the exploration of small gold and silver prospects in Canada, but none of these prospects warranted further exploration or development. In 1986, the Company acquired the Quartz Mountain gold property, located in south central Oregon, and until January 2002, most of the Company's efforts were expended on the exploration and maintenance of these claims. The Company's interests in the Quartz Mountain gold property, and in its other properties, were acquired by direct purchase, lease, and option, or through joint ventures.

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

The Company has two inactive wholly owned subsidiaries, QZMG Resources Ltd., a Nevada corporation who owns 100% interest in Wavecrest Resources Inc., a Delaware corporation.

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

ITEM 5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS OVERVIEW

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

During fiscal 2020, the Company completed a private placement financing, a settlement of debt owed to a related party and forward share split.

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2020, 2019 and 2018 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2020, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A.
OPERATING RESULTS

Comprehensive income (loss) for the year ended July 31, 2020 vs. 2019

The Company recorded an income from operations of $2,524,763 during the current fiscal year (2019 – loss of $153,715). The increase in income in fiscal 2020 was due to the gain of $2,779,882 on debt settlement. $23,275 of property investigation costs were incurred during the year ended July 31, 2020 (2019 - $nil).

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2020	2019
Administrative fees	$77,603	$50,406
Insurance	35,730	31,779
IT Services	12,000	12,000
Legal, accounting and audit	29,885	20,306
Office and miscellaneous	1,572	1,245
Property investigation	23,275	–
Regulatory, trust and filing	64,233	28,682
Shareholder communications	5,144	4,752
Total	$249,442	$149,170

Administrative costs have increased from 2019 as the Company had several capital restructuring and financing activities during fiscal 2020 and began to search for the next mineral project.

Comprehensive income (loss) for the year ended July 31, 2019 vs. 2018

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

B.
LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company continues evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company's continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration of any new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

At July 31, 2020, the Company had an accumulated deficit of $27,611,883 and has a working capital of $138,550.

In January 2016, the Company arranged with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI whereby HDSI would forgive debt in the net amount owing at that time of $3,086,089, if the Company made a cash payment of $180,207 and issued 1,800,000 shares (pre- forward split basis of 600,000 shares) to HDSI. The TSX Venture Exchange approved the transaction with HDSI, the cash payment has been made, and issuance of the shares to HDSI was executed in December 2019. Additional debt or equity financing will be required to fund exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

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

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2020.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2020, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

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

F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2020:

	Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$4,176	$4,176	$–	$–
Due to a related party	75,832	75,832	–
Total	$80,008	$80,008	$–	$–

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

Matthew Dickinson (1997) – Director

Matthew Dickinson is a recent McGill University graduate, where he studied Management of Information Systems and Computer Science. He is currently working as a Software Developer for Genesis Advanced Technology, a development stage industrial hardware company, and is consulting for Genesis Robotics where he builds software to support the firms commercialization efforts. Additionally he has background in early-stage venture financing and product strategy.

Mr. Dickinson is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	February 2019	Present

Trevor Thomas, LLB (1967), Chairman, Chief Executive Officer, Corporate Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in a private practice environment as well as in in-house positions and is currently general counsel for Hunter Dickinson Inc. (“HDI”). Prior to joining HDI, he served as in- house legal counsel with Placer Dome Inc. Mr. Thomas is, or was within the past five years, an officer or director of the following public companies:

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

Sebastian Tang, CPA CA (1976) – Chief Financial Officer

Sebastian Tang is Chartered Professional Accountant (CPA CA) with more than 15 years of professional experience in accountancy and financial reporting. He previously held positions with professional services firms Ernst & Young providing financial auditing services to companies in Asia and the Americas.

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	July 2020	Present
Lucky Minerals Inc.	Chief Financial Officer	May 2019	March 2020
Global Hemp Group	Chief Financial Officer	May 2020	Present

B.
COMPENSATION

During the Company's financial year ended July 31, 2020, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $19,896.

Trevor Thomas, Chairman, President, and CEO, and Michael Lee, CFO, are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's most recently completed financial year is as set out below:

During the fiscal year ended July 31, 2020, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Name and principal position	Fiscal year	Salary ($)	Share- based awards ($)	Option -based awards ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Trevor Thomas,	2020	4,263	Nil	Nil	Nil	Nil	4,263
CEO (1)	2019	414	Nil	Nil	Nil	Nil	414

Robert Dickinson,	2020	Nil	Nil	Nil	Nil	Nil	Nil
CEO (1)	2019	Nil	Nil	Nil	Nil	Nil	Nil

Michael Lee,	2020	15,633	Nil	Nil	Nil	Nil	15,633
CFO [2]	2019	10,561	Nil	Nil	Nil	Nil	10,561
	2018	10,578	Nil	Nil	Nil	Nil	12,578

Note (1) Mr. Thomas replaced Mr. Dickinson as Chairman, President, and CEO on February 15, 2019 Note (2) Mr. Tang replaced Mr. Lee as CFO on August 15, 2020

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year ended July 31, 2020 is as set out below:

Name	Fees earned (1) ($)	Share- based awards ($)	Option -based awards ($)	Non-equity incentive plan compensation ($)	Pensio n value ($)	All other compensation ($)	Total ($)
Leonie Tomlinson(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Matthew Dickinson(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Trevor Thomas(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)
January 2016 and onward, fees were reduced to $nil.

(2)
These directors are members of the Audit Committee and Nominating and Governance Committee.

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement, or similar benefits.

C.
BOARD PRACTICES

On December 15, 2017, Ronald Thiessen resigned as President, CEO and Director, Robert Dickinson was appointed Quartz Mountain's Executive Chairman and CEO, and Rene Carrier and Leonie Tomlinson were appointed Directors of the Company. On February 15, 2019, Robert Dickinson resigned as Executive Chairman and CEO and Rene Carrier resigned as director. Trevor Thomas was appointed Chairman, President, and CEO, and Matthew Dickinson was appointed director. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders, which is expected to be held in early 2020. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. "Related party" includes HDSI.

D.
EMPLOYEES

At November 20, 2020, the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company's functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

E.
SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at November 20, 2020, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 2,727,273 common shares or 10.22% and 1,527,273 share purchase warrants or 5.72%.

As at November 20, 2020, the Company's directors and officers beneficially own the following number of the Company's common shares:

Name of Insider	Securities Beneficially Owned	As a % of outstanding common shares
Matthew Dickinson	2,727,273(Common Shares)	10.22%
Matthew Dickinson	1,527,273 (Share purchase warrants)	5.72%
Sebastian Tang	Nil	Nil
Trevor Thomas	500 (Common Shares)	0.00%
Leonie Tomlinson	Nil	Nil

ITEM 7
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
MAJOR SHAREHOLDERS

Quartz Mountain is a publicly held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Quartz Mountain's knowledge, person, corporation, or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Quartz Mountain, the only class of securities with voting rights are disclosed in the table below. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of November 20, 2020, Quartz Mountain had authorized unlimited common shares without par value, of which 26,677,776 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of November 20, 2020, by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Robert A. Dickinson	10,909,092	40.89.%
Matthew Dickinson	2,727,273	10.22%
Hunter Dickinson Services Inc.	1,800,000	6.75%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of November 20, 2020, Quartz Mountain's register of shareholders indicates that Quartz Mountain's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	157	26,234,487	98.34%
United States	1,461	431,724	1,62%
Other	13	11,565	0.04%
Total	1,631	26,677,776	100%

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

B.
RELATED PARTY TRANSACTIONS

Except as disclosed herein, Quartz Mountain has not, since the beginning of its last fiscal year ended July 31, 2020:

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

HDSI

HDI and its wholly‐owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms‐length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer and Chairman, Chief Financial Officer, and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated June 1, 2008, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non‐exclusive basis as needed and as requested by the Company. Because of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full‐time employees or experts. The Company benefits from the economies of scale created by HDSI, which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge‐out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third‐party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third‐ party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

During the fiscal year ended July 31, 2020, the Company had transactions totaling $104,678 (2019 –$77,310; 2018 – $114,890) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

In January 2016, the Company and HDSI reached a settlement agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

●
makes a cash payment of $180,207; and

●
issues 1,800,000 shares (pre-forward split basis of 600,000 shares) valued at $126,000.

The cash payment of $180,207 was paid during the year ended July 31, 2018 and the shares were issued to HDSI during the year ended July 31, 2020, completing the settlement and resulting in a gain on settlement of debt of $2,779,882.

United Mineral Services Inc. ("UMS")

In December 2018, the Company entered into a loan agreement with United Mineral Services Ltd. (the “Lender”), a company owned by a former director, pursuant to which the Lender advanced to the Company a principal sum of $100,000 with a six-month term, at an interest rate of 10% per annum calculated monthly and payable quarterly. The principal amount and related interest were repaid during the year ended July 31, 2020.

C.
INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8
FINANCIAL INFORMATION

A.
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain's audited consolidated annual financial statements as at and for the year ended July 31, 2020, 2019 and 2018 are attached in Exhibit 99.1 to this Annual Report.

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

ITEM 9
THE OFFER AND LISTING

A.
OFFER AND LISTING DETAILS Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest cent, of the Company's common shares on the TSX-V and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
2020	0.45	0.05	0.23	0.04
2019	0.27	0.09	0.23	0.08
2018	0.50	0.22	0.40	0.00
2017	0.04	0.13	0.23	0.07
2016	0.13	0.13	0.13	0.13
2015	0.20	0.03	0.23	0.07

	TSX-V		OTC
Fiscal Quarter	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Q4, 2020	0.45	0.07	0.18	0.04
Q3, 2020	0.07	0.06	0.13	0.13
Q2, 2020	0.07	0.05	0.16	0.13
Q1, 2020	0.09	0.06	0.23	0.16
Q4, 2019	0.12	0.09	0.08	0.08
Q3, 2019	0.11	0.10	0.10	0.07
Q2, 2019	0.17	0.09	0.23	0.10
Q1, 2019	0.27	0.15	0.23	0.23

	TSX-V		OTC
Month	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
October 2020	0.14	0.14	0.11	0.10
September 2020	0.18	0.13	0.12	0.10
August 2020	0.20	0.16	0.15	0.12
July 2020	0.23	0.16	0.17	0.10
June 2020	0.24	0.15	0.18	0.10
May 2020	0.45	0.07	0.18	0.04

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

The Board does not have a mandatory retirement policy for directors based solely on age. The Company has a practice of conducting annual Board, Committee, and individual director evaluations, pursuant to which each director's performance is evaluated annually. There is no minimum share ownership requirement for director’s qualification.

Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as, and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed ratably to the holders of the common shares. Holders of the common shares of the Company have no pre- emptive, redemption, exchange, or conversion rights.

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

C.
MATERIAL CONTRACTS

Quartz Mountain's material contracts as of November 20, 2020, are:

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

E.
TAXATION

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the ("Tax Act"), is not resident in Canada or deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada- United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has recently introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a "U.S. Holder" or "U.S. Holders", and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark- to-market provisions of the Tax Act apply), or entities considered fiscally transparent under applicable law, or otherwise.

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

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended July 31, 2020, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such
U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2020, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, and income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d) (3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to- Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax- free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See "Sale or Other Taxable Disposition of common shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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
●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of July 31, 2020, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of July 31, 2020.

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

ITEM 16
[RESERVED]

ITEM 16A
AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are Trevor Thomas, Matthew Dickinson, and Leonie Tomlinson. The Board of Directors has determined that Ms. Thomlinson qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on her education and experience. Ms. Tomlinson is "independent", as that term is defined in section 803 of the NYSE MKT Company Guide.

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

Services:	Year ended
	July 31, 2020	July 31, 2019
Audit Fees (1)	$18,000	$15,000
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$18,000	$15,000

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

From time to time, management of the Company recommends to and requests approval from the Audit Committee for non-audit services to be provided by the Company's auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2020.

ITEM 16D
EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2020, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G
CORPORATE GOVERNANCE

Not applicable.

ITEM 16H
MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17
FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18
FINANCIAL STATEMENTS

See Exhibit 99.1.

ITEM 19
EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.7	Articles, as amended the Company’s Annual General Meeting, held on February 24, 2014.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2014, filed on October 17, 2014.
4.2	Services Agreement between HDI and the Company dated July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 29, 2010.
6.1	Stock Option Plan approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
6.2	Audit Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
10.1	Articles approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
10.2	Articles approved by Shareholders on February 24, 2014	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.
11.1	Settlement agreement between Bearclaw and HDSI dated January 15, 2016	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.
16B.	Code of Ethics and Trading Restrictions	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer
99.1
Independent Auditor’s Report, dated November 20, 2020; Statements of financial position as at July 31, 2020, and July 31, 2019;
Statements of income (loss) and comprehensive income (loss) for the years ended July 31, 2020, July 31, 2019, and July 31, 2018;
Statements of cash flows for the years ended July 31, 2020, July 31, 2019, and July 31, 2018; and
Statements of changes in shareholders’ equity (deficiency) for the years ended July 31, 2020, July 31, 2019, and July 31, 2018;
Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Trevor Thomas

Trevor Thomas
President and Chief Executive Officer
Dated: November 20, 2020