Form 20-F
period 2021-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2021-11-29
CIK 811522

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2021

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, Canada

(Jurisdiction of incorporation or organization)

14th Floor, 1040 West Georgia Street

Vancouver, BC, Canada, V6E 4H1

(Address of principal executive offices)

Sebastian Tang, Chief Financial Officer

Facsimile No.: 604-681-2741

14th Floor, 1040 West Georgia Street

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

31,205,049 common shares as of July 31, 2021

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

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

Yes ☐     No ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐     No ☒

2

CURRENCY AND MEASUREMENT

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

Except as noted, the information set forth in this Annual Report is as of November 25, 2021 and all information included in this document should only be considered correct as of such date.

CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS AND RESOURCE ESTIMATES

The discussion of mineral deposit classifications in this AIF uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the “CIM Definitions”). Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (potential for economic viability) and “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. The Company does not claim to have any reserves at this time. The CIM definitions are as follows:

Term	Definition
Mineral Resource

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

Measured Mineral Resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

Indicated Mineral Resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

Inferred Mineral Resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and may not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Mineral Reserve

The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

CURRENCY AND MEASUREMENT

Term	Definition
Proven Mineral Reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.
Probable Mineral Reserve

The economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

Cautionary Notes to United States Investors Concerning Canadian Mineral Property Disclosure Standards

As a Canadian issuer, Quartz Mountain is required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the US Exchange Act (the “SEC Modernization Rules”) with compliance required for the first fiscal year on or after January 1, 2021. The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded.

The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards that are presented above under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

•	mineral resource;

•	indicated mineral resource;

•	inferred mineral resource;

•	mineral reserve;

•	proven mineral reserve;

•	probable mineral reserve.

As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definitions.

Quartz Mountain is not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a “foreign issuer” under the US Exchange Act and entitled to file continuous disclosure reports with the SEC under the Multi-Jurisdictional Disclosure System (“MJDS”) between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a “foreign issuer” or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project under our continuous disclosure obligations under the US Exchange Act may be different from the disclosure that we would otherwise be required to provide as a US domestic issuer or a non- MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to whether they can be mined legally or economically. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43- 101.

For the above reasons, information contained in this Form 20-F and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

You are cautioned that forward-looking statements are not guarantees. The risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	changes in general economic and business conditions, including commodity prices, costs associated with mineral exploration and development, changes in interest rates and the availability of financing on reasonable terms;

•	natural phenomena, including geological and meteorological phenomena;

•	actions by government authorities, including changes in government regulation and permitting requirements;

•	uncertainties associated with legal proceedings;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans; and

•	misjudgments in the course of preparing forward-looking statements.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an annual report.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2021 and July 31, 2020, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

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

	Year ended July 31, 2021	Year ended July 31, 2020	Year ended July 31, 2019	Year ended July 31, 2018	Year ended July 31, 2017
Sales revenue	$–	$–	$–	$–	$–
Loss (income) from operating expenses	$254,168	$249,442	$149,170	$236,319	$201,081
Loss (income) and comprehensive loss (income)	$116,419	$(2,524,763)	$153,715	$234,467	$199,953
Basic loss (earnings) per common share	$0.00	$(0.16)	$0.02	$0.02	$0.02
Diluted loss (earnings) per common share	$0.00	$(0.13)	$0.02	$0.02	$0.02
Dividends per share	$–	$–	$–	$–	$–
Working capital	$117,847	$138,550	$(2,995,655)	$(2,841,940)	$(3,066,336)
Total assets	$598,556	$218,559	$80,562	$75,034	$232,153
Shareholder’s deficiency (equity)	$(463,515)	$(138,551)	$2,995,654	$2,841,939	$3,066,335
Share capital	$27,599,806	$27,158,423	$26,548,981	$26,548,981	$26,090,118
Shares outstanding	31,205,049	25,477,776	3,347,137	3,347,137	2,929,989

Currency and Exchange Rates

On November 25, 2021 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was [US$1 = Canadian $1.3083].

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by Bank of Canada for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31, (Canadian Dollars per U.S. Dollar)
	2021	2020	2019	2018	2017
End of Period	1.2462	1.3404	1.3193	1.3008	1.2485
Average for the Period (1)	1.2741	1.3463	1.3235	1.2760	1.3237
High for the Period	1.3404	1.4496	1.3641	1.3137	1.3743
Low for the Period	1.2040	1.2970	1.2815	1.2314	1.2447

(1) The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
October 2021	1.2654	1.2329
September 2021	1.2828	1.2518
August 2021	1.2856	1.2497
July 2021	1.2759	1.2343
June 2021	1.2419	1.2040

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

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on investedcapital.

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

Offices

The Company’s business office is located at 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1; telephone (604) 684-6365. The Company’s registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, telephone (604) 689-9111.

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

In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, then to Golden Predator Corporation, and is now named Americas Bullion Royalty Corp(TSX:AMB).

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

The Company retained a 1% net smelter return royalty (the “NSR Royalty”) payable to the Company on any production from the Angel’s Camp property.

On February 1, 2021, the Company entered into an agreement for the sale of 100% of the NSR Royalty on the Angel’s Camp property for US$150,000 to an arms-length purchaser. This transaction was closed on February 4, 2021.

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

Maestro (formerly Lone Pine) Property

On June 8, 2021, the Company entered into a mineral claims purchase agreement to purchase nine mineral claims located near Houston, British Columbia for $105,000 in cash and 1,000,000 shares in the capital of the Company, subject to TSX Venture Exchange approval.

The claims are subject to a 2.5% NSR which can be bought-down to 1% for $1.5 million, and this NSR is subject to an annual advance payment of $25,000. There are no required work commitments for these claims as this transaction is not an option on the mineral claims.

Jake Property

On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. to acquire 100% interest in the Jake mineral property consisted of four staked claims (the “Jake Property”) and obtained an additional option to purchase 100% of five adjacent claims owned by an arm’s length third party. The Jake Property is located approximately 162 km north of Smithers, British Columbia.

The total cash consideration the Company required to pay the vendor is $200,000 and to be paid out according to the following schedule: $50,000 immediately on the date of receipt of TSX Venture Exchange conditional approval of this transaction (“TSX-V Approval Date”); $50,000 on or before the date that is six months after the TSX-V Approval Date; $50,000 on or before the date that is twelve months after the TSX-V Approval Date and $50,000 on or before the date that is eighteen months after the TSX-V Approval Date. The Company will also be required to make payments of $125,000 over two years to the third party in connection with the additional option. The Company is currently awaiting TSX Venture Exchange approval for this acquisition.

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2021, 2020 and 2019 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2021, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A. OPERATING RESULTS

Comprehensive income (loss) for the year ended July 31, 2021 vs. 2020

The Company recorded a loss from operations of $116,419 during the current fiscal year (2020 – income of $2,524,763). The loss incurred in fiscal 2021 as opposed to income in fiscal 2020 was due to the gain of $2,779,882 on debt settlement in fiscal 2020 which was a one-time event.

$90,907 of exploration and evaluation expenses costs were incurred during the year ended July 31, 2020 (2020 -nil). During fiscal 2021, the Company identified and focused on certain targeted projects in British Columbia, Canada which resulted in incurring the exploration and evaluation expenses in fiscal 2021.

The following table provides a breakdown of the exploration and evaluation expenses incurred:

Exploration and evaluation expenses	2021	2020
Assay and analysis	$4,769	$–
Geological	37,478	–
Helicopter and fuel	29,520	–
Property costs and assessments	3,752	–
Site activities	13,381	–
Travel and accommodation	2,007	–
Total	$90,907	$–

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2021	2020
Administrative fees	$38,382	$77,603
Insurance	29,989	35,730
IT Services	12,000	12,000
Legal, accounting and audit	44,718	29,885
Office and miscellaneous	10,299	1,572
Property investigation	–	23,275
Regulatory, trust and filing	27,873	64,233
Shareholder communications	–	5,144
Total	$254,168	$249,442

Administrative costs in 2021 were at similar level as 2020.

Comprehensive income (loss) for the year ended July 31, 2020 vs. 2019

The Company recorded an income from operations of $2,524,763 during fiscal 2020 (2019 – loss of $153,715). The increase in income in fiscal 2020 was due to the gain of $2,779,882 on debt settlement.

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

At July 31, 2021, the Company had an accumulated deficit of $27,728,302 and has a working capital of $117,847.

In January 2016, the Company arranged with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services provided by HDSI whereby HDSI would forgive debt in the net amount owing at that time of $3,086,089, if the Company made a cash payment of $180,207 and issued 1,800,000 shares (pre- forward split basis of 600,000 shares) to HDSI. The TSX Venture Exchange approved the transaction with HDSI, the cash payment has been made, and issuance of the shares to HDSI was executed in December 2019. Additional debt or equity financing will be required to fund exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

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

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2021.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2021, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2021:

	Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$24,243	$24,243	$–	$–
Due to a related party	25,367	25,367	–	–
Lease liability	48,799	7,466	41,333	–
Total	$98,409	$57,076	$41,333	$–

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

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Electric Royalties Ltd.	Secretary	June 2020	November 2021
Heatherdale Resources Ltd.	Secretary	June 2013	August 2020
Mineral Mountain Resources Ltd.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quadro Resources Ltd.	Director	July 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	President and CEO	February 2019	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Re Royalties Ltd.	Secretary	November 2018	Present
Taseko Mines Limited	Secretary	July 2008	Present

Sebastian Tang, CPA CA (1976) – Chief Financial Officer

Sebastian Tang is Chartered Professional Accountant (CPA CA) with more than 15 years of professional experience in accountancy and financial reporting. He previously held positions with professional services firms Ernst & Young providing financial auditing services to companies in Asia and the Americas.

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	July 2020	September 2021
CAT Strategic Metals Corp.	Chief Financial Officer	September 2021	Present
Lucky Minerals Inc.	Chief Financial Officer	May 2019	March 2020
Global Hemp Group	Chief Financial Officer	May 2020	Present

B. COMPENSATION

During the Company’s financial year ended July 31, 2021, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $18,350.

Trevor Thomas, Chairman, President, and CEO, and Sebastian Tang, CFO, are each “Named Executive Officers” of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year is as set out below:

During the fiscal year ended July 31, 2021, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Name and principal position	Fiscal year	Salary ($)	Share- based award ($)	Option based award ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Trevor Thomas CEO (1)	2021	1,625	Nil	Nil	Nil	Nil	1,625
	2020	4,263	Nil	Nil	Nil	Nil	4,263
	2019	414	Nil	Nil	Nil	Nil	414
Robert Dickinson, CEO (1)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Sebastian Tang, CFO (2)	2021	14,000	Nil	Nil	Nil	Nil	14,000
Michael Lee, CFO (2)	2021	79	Nil	Nil	Nil	Nil	79
	2020	15,633	Nil	Nil	Nil	Nil	15,633
	2019	10,561	Nil	Nil	Nil	Nil	10,561

Note (1) Mr. Thomas replaced Mr. Dickinson as Chairman, President, and CEO on February 15, 2019

Note (2) Mr. Tang replaced Mr. Lee as CFO on August 15, 2020

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company’s most recently audited financial year ended July 31, 2021, is as set out below:

Name	Fees earned (1) ($)	Share- based awards ($)	Option -based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Leonie Tomlinson(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Matthew Dickinson(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Trevor Thomas(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) January 2016 and onward, fees were reduced to $nil.

(2) These directors are members of the Audit Committee and Nominating and Governance Committee.

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement, or similar benefits.

C. BOARD PRACTICES

On December 15, 2017, Ronald Thiessen resigned as President, CEO and Director, Robert Dickinson was appointed Quartz Mountain’s Executive Chairman and CEO, and Rene Carrier and Leonie Tomlinson were appointed Directors of the Company. On February 15, 2019, Robert Dickinson resigned as Executive Chairman and CEO and Rene Carrier resigned as director. Trevor Thomas was appointed Chairman, President, and CEO, and Matthew Dickinson was appointed director. All directors have a term of office expiring at the next annual general meeting of the Company’s shareholders. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. “Related party” includes HDSI.

D. EMPLOYEES

At November 25, 2021, the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – “Major Shareholders and Related Party Transactions”).

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at November 25, 2021, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 4,248,546 common shares or 12.83%.

As at November 25, 2021, the Company’s directors and officers beneficially own the following number of the Company’s common shares:

Name of Insider	Securities Beneficially Owned	As a % of outstanding common shares
Matthew Dickinson	4,228,273(Common Shares)	12.77%
Sebastian Tang	Nil	Nil
Trevor Thomas	19,500 (Common Shares)	0.06%
Leonie Tomlinson	Nil	Nil

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Quartz Mountain is a publicly held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Quartz Mountain’s knowledge, person, corporation, or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Quartz Mountain, the only class of securities with voting rights are disclosed in the table below. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of November 25, 2021, Quartz Mountain had authorized unlimited common shares without par value, of which 33,114,141 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of November 20, 2020, by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Robert A. Dickinson	14,818,184	44.75.%
Matthew Dickinson	4,228,546	12.77%
Hunter Dickinson Services Inc.	1,800,000	5.44%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of November 25, 2021, Quartz Mountain’s register of shareholders indicates that Quartz Mountain’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	151	32,670,852	98.66%
United States	1,461	431,724	1,62%
Other	13	11,565	0.04%
Total	1,625	33,114,141	100%

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

B. RELATED PARTY TRANSACTIONS

Except as disclosed herein, since the beginning of its last fiscal year ended July 31, 2021, Quartz Mountain has not:

(1)

entered into any transactions which are material to Quartz Mountain, or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which Quartz Mountain or any of its former subsidiaries was aparty;

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

HDSI

HDI and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms‐length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer and Chairman, and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

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

During the fiscal year ended July 31, 2021, the Company had transactions totaling $61,873 (2020 – $104,678; 2019 – $77,310) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

In January 2016, the Company and HDSI reached a settlement agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

•	makes a cash payment of $180,207; and

•	issues 1,800,000 shares (pre-forward split basis of 600,000 shares) valued at $126,000.

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

The Company has entered into an agreement with UMS dated November 5, 2021 in connection with the acquisition of the Jake Property. UMS is controlled by Robert Dickinson, who is a significant shareholder of the Company. See Item 4 (c) Mineral Properties above.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain’s audited consolidated annual financial statements as at and for the year ended July 31, 2021, 2020 and 2019 are attached in Exhibit 99.1 to this Annual Report.

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

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest cent, of the Company’s common shares on the TSX-V and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
2021	0.31	0.12	0.19	0.10
2020	0.45	0.05	0.23	0.04
2019	0.27	0.09	0.23	0.08
2018	0.50	0.22	0.40	0.00
2017	0.04	0.13	0.23	0.07
2016	0.13	0.13	0.13	0.13

	TSX-V		OTC
Fiscal Quarter	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Q4, 2021	0.31	0.16	0.18	0.13
Q3, 2021	0.28	0.12	0.19	0.10
Q2, 2021	0.22	0.14	0.11	0.11
Q1, 2021	0.20	0.13	0.15	0.10
Q4, 2020	0.45	0.07	0.18	0.04
Q3, 2020	0.07	0.06	0.13	0.13
Q2, 2020	0.07	0.05	0.16	0.13
Q1, 2020	0.09	0.06	0.23	0.16

	TSX-V		OTC
Month	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
October 2021	0.33	0.24	0.26	0.00
September 2021	0.34	0.20	0.29	0.17
August 2021	0.36	0.28	0.26	0.18
July 2021	0.31	0.21	0.18	0.18
June 2021	0.22	0.16	0.18	0.14
May 2021	0.20	0.16	0.14	0.13

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

Quartz Mountain’s material contracts as of November 25, 2021, are:

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

E. TAXATION

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”), is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada- United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has recently introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

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

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended July 31, 2021, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to- Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax- free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing on EDGAR at http://www.sec.gov/, or at the offices of the Company, 14th Floor - 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department. Copies of the Company’s IFRS financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

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

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of July 31, 2021, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of July 31, 2021.

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

A copy of the Code of Ethics was filed with the Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 20-F for the fiscal year ended July 31, 2012 and is available at www.sec.gov. The Company will also provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8; or submitted by telephone at 604-684-6365, attention: Investor Relations Department.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last fiscal year for professional services rendered by the Company’s former audit firm, Davidson & Company LLP for various services and estimate audit fee for the newly appointed audit firm, DeVisser Gray LLP.

Services:	Year ended
	July 31, 2021	July 31, 2020
Audit Fees (1)	$18,000(estimate)	$18,000
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$18,000(estimate)	$18,000

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

From time to time, management of the Company recommends to and requests approval from the Audit Committee for non-audit services to be provided by the Company’s auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the year ended July 31, 2021.

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2021, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

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
99.1

Independent Auditor’s Report, dated November 25, 2021;

Statements of financial position as at July 31, 2021, and July 31, 2020;

Statements of income (loss) and comprehensive income (loss) for the years ended July 31, 2021, July 31, 2020, and July 31, 2019;

Statements of cash flows for the years ended July 31, 2021, July 31, 2020, and July 31, 2019; and

Statements of changes in shareholders’ equity (deficiency) for the years ended July 31, 2021, July 31, 2020, and July 31, 2019;

Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Trevor Thomas
Trevor Thomas
President and Chief Executive Officer

Dated: November 25, 2021

