Form 20-F
period 2022-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2022-11-28
CIK 811522

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2022

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

41,114,141 common shares as of July 31, 2022

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒ by the International Accounting Standards Board	Other ☐

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

Except as noted, the information set forth in this Annual Report is as of November 25, 2022 and all information included in this document should only be considered correct as of such date.

This annual report includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions as well as the effect of COVID 19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Epithermal Deposit	Deposits formed when the fluids are directed through a structure where the temperature, pressure and chemical conditions are favourable for the deposition of ore minerals, including native gold.
Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has a high content of quartz.

Mineral Symbols	Au – gold; Ag – silver; Cu – copper; Mo – molybdenum.
Net Smelter Return (NSR) Royalty	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet-hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
Sulphide and Sulphosalt

Comprise a group of minerals in which the inorganic anion sulphide (S-2) is typically bound to a metal and are a major source of a wide range of metals. Sulphosalts are a subgroup that may contain bismuth, antimony or arsenic.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an annual report.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2022 and July 31, 2021, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

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

	Year ended July 31, 2022	Year ended July 31, 2021	Year ended July 31, 2020	Year ended July 31, 2019	Year ended July 31, 2018
Sales revenue	$–	$–	$–	$–	$–
Loss (income) from operating expenses	$1,132,515	$254,168	$249,442	$149,170	$236,319
Loss (income) and comprehensive loss (income)	$995,066	$116,419	$(2,524,763)	$153,715	$234,467
Basic loss (earnings) per common share	$0.03	$0.00	$(0.16)	$0.02	$0.02
Diluted loss (earnings) per common share	$0.02	$0.00	$(0.13)	$0.02	$0.02
Dividends per share	$–	$–	$–	$–	$–
Working capital	$40,912	$117,847	$138,550	$(2,995,655)	$(2,841,940)
Total assets	$842,553	$598,556	$218,559	$80,562	$75,034
Shareholder’s deficiency (equity)	$(510,265)	$(463,515)	$(138,551)	$2,995,654	$2,841,939
Share capital	$28,445,261	$27,599,806	$27,158,423	$26,548,981	$26,548,981
Shares outstanding	41,114,141	31,205,049	25,477,776	3,347,137	3,347,137

Currency and Exchange Rates

On November 25, 2022 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.3338.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by Bank of Canada for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31, (Canadian Dollars per U.S. Dollar)
	2022	2021	2020	2019	2018
End of Period	1.2824	1.2462	1.3404	1.3193	1.3008
Average for the Period (1)	1.2692	1.2741	1.3463	1.3235	1.2760
High for the Period	1.3139	1.3404	1.4496	1.3641	1.3137
Low for the Period	1.2329	1.2040	1.2970	1.2815	1.2314

(1) The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
October 2022	1.3856	1.3547
September 2022	1.3726	1.2980
August 2022	1.3111	1.2753
July 2022	1.3138	1.2824
June 2022	1.3035	1.2540

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. The Company does not currently hold any mineral properties but is looking for new opportunities. If it acquires a new mineral property(s), the Company would be subject to the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this document.

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

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of mining operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects.There can be no assurance that the Company will be able to acquire any additional properties.There can be no assurance that the Company will, if needed, be able to acquire a property(s) of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire a property(s), its entire prospects will rest solely with its current net smelter royalty interest in the Angel Camp Project and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of any properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of a property(s) and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as it acquires a property(s), commence commercial production, and generate sufficient revenues to fund its continuing operations. The development of any properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it would retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying any dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business will be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

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

Permits and Licenses

Although the Company has exercised reasonable due diligence with respect to determining title to properties it owns or leases, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. No assurances can be given that there are no title defects affecting the properties. There may be valid challenges to the title of the Company’s properties which, if successful, could make the Company unable to operate its properties as planned or permitted, or unable to enforce its rights with respect to its properties. In British Columbia the rights of aboriginal peoples and their claims to much of the Province are not settled.

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

Offices

The Company's business office is located at 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1; telephone (604) 684-6365. The Company's registered office is Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, telephone (604) 689-9111.

B. BUSINESS OVERVIEW

The Company's Business Strategy and Principal Activities

Quartz Mountain has been in the business of exploring and advancing mineral properties. The Company’s activities on the properties have been primarily focused on ascertaining whether the properties host commercially viable mineral deposits.

In the first three years of its existence, the Company was active in the exploration of small gold and silver prospects in Canada, but none of these prospects warranted further exploration or development. In 1986, the Company acquired the Quartz Mountain gold property, located in south central Oregon, and until January 2002, most of the Company's efforts were expended on the exploration and maintenance of these claims. The Company's interests in the Quartz Mountain gold property and in its other properties, were acquired by direct purchase, lease, and option, or through joint ventures.

The Company sold the Quartz Mountain gold property during 2002, to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively "Seabridge"). Seabridge subsequently changed its name to Seabridge Gold Inc. At closing, Quartz Mountain received 300,000 Seabridge common shares, 200,000 Seabridge common share purchase warrants, US$100,000, and a 1% NSR from any future production on the Quartz Mountain gold property. The Seabridge warrants were exercised and all Seabridge common shares held by the Company have been sold. The Company sold its interest in the 1% NSR to Gold Royalty U.S. Corp. in February 2021.

Following the sale of the Quartz Mountain gold property, the Company continued in its efforts to find a suitable mineral property for potential acquisition and exploration during the period of 2002 to 2011.

In December 2011, the Company acquired an option to earn a 100% interest in the Buck gold-silver property (the “Buck Project”) near the town of Houston in central British Columbia (“BC”). Concurrently with the Buck Project acquisition, the Company completed a $4.2 million private placement financing and began trading on the TSX-V. Exploration programs were carried out at Buck in 2011 and 2012, confirming targets. Difficult financing conditions for junior companies in 2013 necessitated that the Company limit its exploration expenditures and prioritize its property holdings. As a result, Quartz Mountain terminated its option on the Buck Project in July 2013.

In August 2012, the Company acquired 100% of the Galaxie copper-gold property (the “Galaxie Project”) in northwestern BC, and carried out exploration programs in 2012 at five new prospects within the property as well as at the Gnat porphyry copper deposit.

Quartz Mountain acquired the ZNT Project by utilizing British Columbia’s on-line mineral tenure system in 2012. The ZNT Project is located 15 kilometers southeast of the town of Smithers, British Columbia. Exploration in 2012 and 2013 has identified potential for the discovery of a bulk tonnage silver deposit at ZNT.

In November 2012, Quartz Mountain entered into an option and joint venture agreement with Amarc Resources Ltd. (“Amarc”) pursuant to which Amarc could earn a 40% ownership interest, with an option to acquire an additional 10% ownership interest, in the Galaxie and ZNT Projects. Amarc gained an initial 40% interest in the Galaxie and ZNT Projects by funding a drilling program at Gnat porphyry copper deposit at the Galaxie Project in late 2012. In June 2013, Quartz Mountain and Amarc entered into an amendment agreement through which Amarc had an option until October 31, 2013 to earn a 60% interest in each of the ZNT and Galaxie properties, by making certain property expenditures. Amarc earned a 60% interest in the ZNT Project but earned only a 40% interest in the Galaxie Project. In April 2014, Amarc terminated joint ventures with the Company and returned earned interests in the Galaxie and ZNT Projects in BC and Quartz Mountain owned 100% of the Galaxie and ZNT Projects.

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

The Company continued to investigate new opportunities, and currently holds two mineral properties located in BC:

•	on June 8, 2021, the Company entered into a mineral claims purchase agreement to purchase nine mineral claims located near Houston, BC comprising the Maestro property; and

•

on November 5, 2021, the Company entered into a mineral claims purchase agreement to acquire 100% interest in four staked claims from United Mineral Services and obtained an additional option to purchase 100% of five adjacent claims owned by an arm’s length third party.  These nine mineral claims, are called the Jake Property, which is located 160 kilometers north of Smithers, BC

The Company does not have any operating revenue and anticipates that it will rely on sales of its equity securities in order to finance its acquisition and exploration activities.

C. MINERAL PROPERTIES

The following information has been summarized from company files, in particular, the Company’s June 14, 2022 news release on the Maestro property and the Company’s July 9, 2022 news release on the Jake property. The disclosure has been reviewed by Farshad Shirmohammad, P.Geo., a qualified person.

Quartz Mountain currently holds the Jake and Maestro properties located in BC, Canada as shown on the map below.

Location and Infrastructure – Jake and Maestro Properties

(None of the mines or other projects shown on the map belongs to Quartz Mountain)

In British Columbia, the holder of a mineral claim is granted ownership of all subsurface minerals. A Free Miners Certificate is required to stake a new claim or to receive ownership or an interest in an existing claim. Mineral Titles in British Columbia are acquired and maintained via the Provincial Government’s “Mineral Titles Online” web site, which allows online, map-based claim staking. When a claimholder stakes a new claim, they have ownership of the claim for one year. To continue to hold the claims after one year a claimholder must perform technical or physical assessment work on the claims and file a report detailing the work and the results or pay cash in lieu of performing assessment work. The cost of the work performed and reported is applied to extend the expiry dates of the claims. The exploration expenditures required to maintain claims is $5/ha per year for years 1 and 2, $10/ha per year for years 3 and 4, $15/ha per year for years 5 and 6, and thereafter $20 per year. If a claimholder elects to pay cash in lieu the cost is twice that of required exploration expenditures.

Permits are required for any type of work that may disturb the surface or cause possible environmental damage to the land, including, but not limited to, the following:

•	Construction of roads or trails

•	Construction of drill sites or helipads

•	Construction of camps

•	Trenching

One to five year exploration permits are issued by the BC government (Ministry of Energy, Mines and Low Carbon Innovation (“MEM”)) and overseen by regional offices after a Notice of Work is submitted to the government’s online portal. The permitting process requires several months to complete. A reclamation bond is required to be posted with the government of BC as part of the permitting process to pay for reclamation of surface disturbances in the event that a permittee defaults on their obligation to perform reclamation.

As exploration properties there are no buildings or equipment located on them; however, there is drill core stored by previous operators from historical work.

Jake Property

Property Description

On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. (“UMS”) to acquire 100% interest in the Jake mineral property consisted of four staked claims (the “Jake Property”) and obtained an additional option to purchase 100% of five adjacent claims owned by an arm’s length third party.

The total cash consideration the Company required to pay the vendor is $200,000 and to be paid out according to the following schedule: $50,000 immediately on the date of receipt of TSX Venture Exchange conditional approval of this transaction (“TSX-V Approval Date”); $50,000 on or before the date that is six months after the TSX-V Approval Date; $50,000 on or before the date that is twelve months after the TSX-V Approval Date and $50,000 on or before the date that is eighteen months after the TSX-V Approval Date. The Company will also be required to make payments of $125,000 over two years to the third party in connection with the additional option. In May 2022, the Company obtained the approval TSX Venture Exchange approval for this acquisition.

The Property consists of a single block of nine contiguous mineral claims that cover an area of approximately 2,374 ha. The mineral claims do not expire until September 2024.

Location and Infrastructure

The Jake Property is located 160 km north of Smithers in northwestern BC and. The property is accessible by helicopter and is close to logging roads leading to mining support towns of Smithers, Hazelton and Houston. Smithers is a hub location for BC Provincial Government services.

History

Mineral exploration work on the Jake Property dates back to 1965 and includes mapping, sampling, geophysics, trenching, backpack and diamond drilling, and road building. To date, two deposit target areas – Jake North and Jake South – have been identified. Noteworthy historical exploration work includes:

•	Kennco Exploration (Western) Ltd. (1965): two backpack drill holes totaling 55 m at Jake South.

•	Canadian Superior Exploration Ltd. (1968, 1971-1976): 12 diamond drill holes totaling 1,207 m at Jake North.

•	Cities Services Minerals Corporation (1977): two diamond drill holes totaling 436 m at Jake North, intersected grades of 0.19% Cu and 13-27.43 g/t Ag over 40 m.

•	QPX Minerals Inc. (1987): geological mapping and extensive property wide soil sampling confirmed copper, gold, molybdenum, silver, lead, zinc mineralization at Jake North and Jake South.

•	Teck Corporation (1997-1999): six diamond drill holes totaling 696 m at Jake North, intersecting high-grade silver and gold veins and copper-gold stockworks near intrusive/sediment contacts.

In the period 2016 through 2020, UMS conducted an aerial magnetic survey and reinterpreted historical geochemical data over the entire Property and conducted geological mapping and sampling over Jake South.

Historical Soil Sample Results Over Magnetic Survey Results

(1st Vertical Derivative)

The magnetic target survey was flown at 200 m line spacing and provides excellent detail for interpreting the property geology. Results from the survey show several large magnetic highs, one associated with Cu+Au mineralization intersected in 1999 core drilling at Jake North by Teck Corporation (“Teck”).

Geology The geology of Jake consists of Upper Jurassic Bowser Lake Group sedimentary rocks that are intersected by a series of north to northeast-trending monzonite dykes of the Tertiary Babine Plutonic Suite. Mineralization at the Jake Property is situated within a prominent gossan measuring 3.75 km long by 1.5 km wide.  Within the gossan is a series of north-northeast trending dyke swarms that intrude into sedimentary rocks.  The combination of results from historical and recent work has outlined a broadly altered and mineralized area comprising porphyry-style sulphide disseminations, and quartz-sulphide stockwork veins hosting Cu-Au±Mo mineralization. Within this are the Jake North and Jake South areas of interest with the potential for Cu+Au porphyry-type, as well as Au-Ag low-sulphidation epithermal and Ag-rich polymetallic vein deposits that warrant further testing.

Recent Work A consulting geologist who is a qualified person and geologists under his supervision visited the Jake Property on October 2, 2021. They reviewed data for the property before, during and after the site visit by reviewing and assessing the historical exploration literature including reports provided by the Company, annual reports, assessment reports and other reports from previous explorers on file with the MEM that detail work carried out in the Province from 1965 to 2020 that were compiled in a property report for the Company. Their work included verifying the ownership and expiry dates of mineral titles that comprise the Property, review of recent exploration results of work completed in 2020 for UMS, and auditing the results of 50 samples reported in the drilling database against original assay certificates attached to government assessment reports which describe previous work for prior operators of the property.

The only reported information that has been reported on sample preparation, analyses and security was for the talus fines and rock sampling conducted by UMS in 2020 and from work by Teck from 1997 to 1999. The talus fine and rock samples for the 2020 sampling program were analyzed at Activation Laboratories Ltd. ("Actlabs") in Kamloops, BC. Samples were analyzed for Au by fire assay with an ICP-MS finish (Actlabs method IA2-ICP) and for other elements utilizing an aqua regia digestion followed by ICP-MS analysis (Actlabs method Ultratrace 1). The sample preparation and any quality assurance/quality control ("QA/QC") protocols conducted during the analysis of these samples are not reported. For Teck's 1997 to 1999 exploration programs, including the 1999 drill program, Teck sent all samples to Eco-Tech laboratories of Kamloops, BC, but did not report any information on sample preparation, handling or QA/QC. During the site visit, drill core at the old Teck campsite at Jake North was examined. The Teck 1999 drill core was all intact and stored in a single pile.

The Company has received government approval for Induced Polarization (“IP”) surveys and core drilling.  Approximately 8.5 line-km of IP survey was completed on Jake’s high-priority targets during early July 2022. The Company is currently working on processing and modeling of the geophysical results to delineate drill targets at the next step of the exploration programs.

To date, no mineral processing or metallurgical testing has been carried out on mineralization from the Property. No mineral resource estimate has been undertaken for the Property mineralization as there is insufficient data to perform such an estimate.

Maestro Property

The following disclosure has been derived from the Company’s June 14, 2022 news release.

Property Description

On June 8, 2021, the Company entered into a mineral claims purchase agreement with an arms length third party to purchase nine mineral claims located near Houston, British Columbia for $105,000 in cash and 1,000,000 shares in the capital of the Company, subject to TSX Venture Exchange approval.

The claims are subject to a 2.5% NSR which can be bought-down to 1% for $1.5 million, and this NSR is subject to an annual advance payment of $25,000. There are no required work commitments for these claims as this transaction is not an option on the mineral claims.

The Maestro Property is comprised of ten mineral claims covering approximately 1,540 hectares. The Property consists of a single roughly square block of 10 contiguous mineral claims, with a window of a 5-cell claim internal to the north, and another window of a 4-cell claim to the southern part of the block held by other owners. All claims are 100% owned by Quartz Mountain.  Of the claims, two expire in 2024, two in 2026 and the remainder in 2027.

Location and Infrastructure

The Maestro Property is located in central British Columbia, 15 km north of Houston and 50 km south of Smithers. Highway 16 intersects the western edge of the Property, enabling easy access to nearby infrastructure including airports, railways, and power. The central region of the Property is accessible by numerous drill roads constructed by past operators.

 Maestro Claims and Infrastructure

History

The Maestro Property and surrounding area has over 100 years of mineral exploration history dating back to 1914; however, work has only been accurately recorded from the 1960’s onwards and includes mapping, sampling, geophysics, trenching, percussion, and diamond drilling.  Most of this work in and surrounding the Property focused on porphyry Mo±Cu mineralization for the Lone Pine Molybdenum Deposit, which lies immediately adjacent to the Maestro claims.  Because of the focus on the Lone Pine porphyry, the precious metal potential of the surrounding area has not been systematically explored.

Notable historical drilling includes:

•	Molymines Exploration Ltd. (1965-1969): 128 percussion and diamond drill holes totaling 6,381 m at the Lone Pine Deposit and, to a lesser extent, the Prodigy Zone.

•	Granby Mining Corp. (1976-1978): 22 drill holes totaling 2,160 m at the Prodigy Zone, Granby Zone, and Mineral Hill Zone.

•	Dafrey Resources Inc. (1985): 12 percussions drill holes at the Lone Pine Deposit and the Prodigy Zone.

•	Southern Cross Gold (1987): Eight diamond drill holes totaling 521 m at the Lone Pine Deposit and the Prodigy Zone.

•	Bard Ventures Ltd. (2007-2011): 77 diamond drill holes totaling 35,334 m at the Lone Pine Deposit, Prodigy Zone, Granby Zone, and Mineral Hill Zone.

Geology

The geology of Maestro consists mainly of Lower to Middle Jurassic volcanic and volcaniclastic rocks from the Hazelton Group and, to a lesser amount, Upper Jurassic sedimentary rocks from the Bowser Lake Group.  Both Groups are intruded by stocks and dikes belonging to the Late Cretaceous Bulkley and Tertiary Goosly suites. The Maestro Property covers three known precious and base metal mineralized zones, named Prodigy, Granby and Mineral Hill.  These zones are outbound of the Lone Pine Molybdenum Deposit which is not on the property.

Recent Work

In 2021, Quartz Mountain conducted a 234 line-km airborne magnetic survey at Maestro, and re-logged 13 historical diamond drill holes from the Prodigy Zone that were drilled between 2007 and 2011 by Bard Ventures Ltd. Results from the re-logging suggest that there is a correlation of gold-bearing sulphide and sulphosalt mineralization in quartz-ankerite veins associated with quartz monzonitic intrusive rocks and with distinctive green sericite alteration of low magnetic susceptibility. This style of mineralization and alteration may extend outward from the precious metals-bearing zones identified in drilling at the Prodigy Zone, as suggested by the distribution of green sericite alteration identified in the re-logging, which appears to have increasing intensity of alteration south and westward. The zone remains open in both directions. The airborne magnetic survey (results shown on the map below) further revealed magnetic highs and linear magnetic lows that coincide with northwest-trending mapped intrusions and faults, respectively. Interestingly, the survey showed a large west-northwest trending oval-shaped magnetic high under a till-covered area, suggesting the presence of an undiscovered intrusion. Near the centre of this magnetic high is a distinct oval shaped magnetic low zone which correlates with the Prodigy Zone and warrants further testing.

The results of a program of grid soil sampling and geochemical modeling, conducted in 2021-2022, are currently being finalized by the technical team to outline drill target areas for future exploration programs.

Maestro Property 1st Vertical Derivative of Total Magnetic Intensity

In 2021, a consulting geologist who is a qualified person and a geologist under his supervision visited the Maestro Property on October 3, 2021. This team also verified the ownership and expiry dates of mineral titles that comprise the property as well as the exploration for the property before, during and after the site visit by reviewing and assessing the historical exploration literature, assessment and technical reports concerning the property and auditing the results of 100 samples reported in the drilling database against original assay certificates attached to assessment reports.

The results of a program of grid soil sampling and geochemical modeling, conducted in 2021-2022, are currently being finalized by the technical team to outline drill target areas for future exploration programs.

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2022, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A. OPERATING RESULTS

Comprehensive income (loss) for the year ended July 31, 2022 vs. 2021

The Company recorded a loss from operations of $1,132,515 during the current fiscal year (2021 – income of $116,419). The loss incurred in fiscal 2022 was significantly higher compared to the the loss incurred in fiscal 2021 was due to increase level of exploration activities and the fair value of stock options ($399,140) recognized to equity settled share-based compensation.

The total amount of exploration and evaluation expenditures incurred in the current fiscal year was $514,132 (2021 - $90,907). As the Company has commenced exploration projects on the Maestro and Jake Properties during fiscal 2022, the total exploration and evaluation expenditures increased from prior year.

The following table provides a breakdown of the exploration and evaluation expenditures for the current and prior years:

Exploration and evaluation expenses	2022	2021
Assay and analysis	$33,918	$4,769
Drilling	22,455	-
Geological	243,507	37,478
Helicopter and fuel	55,120	29,520
Property costs and assessments	2,584	3,752
Site activities	140,198	13,381
Socioeconomic	4,997	-
Technical data	1,000	-
Travel and accommodation	10,352	2,007
Total	$514,132	$90,907

The total amount of general and administrative expenses increased in fiscal 2022 compared to that of fiscal 2021 due to increased level of corporate development activities.

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2022	2021
Administrative fees	$44,044	$38,382
Insurance	22,963	29,989
IT Services	11,000	12,000
Legal, accounting and audit	31,569	44,718
Office and miscellaneous	75,310	10,299
Regulatory, trust and filing	34,357	27,873
Total	$219,243	$163,261

Comprehensive income (loss) for the year ended July 31, 2021 vs. 2020

The Company recorded a loss from operations of $254,168 during the current fiscal year (2020 – income of $2,524,763). The loss incurred in fiscal 2021 as opposed to income in fiscal 2020 was due to the gain of $2,779,882 on debt settlement in fiscal 2020 which was a one-time event.

$90,907 of exploration and evaluation expenses costs were incurred during the year ended July 31, 2021 (2020 -nil). During fiscal 2021, the Company identified and focused on certain targeted projects in British Columbia, Canada which resulted in incurring the exploration and evaluation expenses in fiscal 2021.

The following table provides a breakdown of the exploration and evaluation expenses incurred:

Exploration and evaluation expenses	2021	2020
Assay and analysis	$4,769	$–
Geological	37,478	–
Helicopter and fuel	29,520	–
Property costs and assessments	3,752	–
Site activities	13,381	–
Travel and accommodation	2,007	–
Total	$90,907	$–

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2021	2020
Administrative fees	$38,382	$77,603
Insurance	29,989	35,730
IT Services	12,000	12,000
Legal, accounting and audit	31,910	29,885
Office and miscellaneous	10,299	1,572
Property investigation	–	23,275
Regulatory, trust and filing	27,873	64,233
Shareholder communications	–	5,144
Total	$163,261	$249,442

Administrative costs in 2021 were at similar level as 2020.

B. LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of funding is issuances of equity securities through private placements to sophisticated investors and institutions. The Company's continuing operations entirely depend upon its ability to obtain equity financings required to complete exploration and development of its projects, existence of economically recoverable mineral reserves at its projects, its ability to acquire necessary permits to explore or mine, future profitable production of any mine, and proceeds from disposition of its mineral property interests. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

At July 31, 2022, the Company had an accumulated deficit of $28,726,147 (2021 - $27,728,302) and has a working capital of $40,912 (2021 - $117,847).

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

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2022.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2022, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

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

Additional debt or equity financing will be required to fund additional exploration programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows, which raises substantial doubt on the ability of the Company to continue as a growing concern. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2022:

	Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$188,135	$188,135	$–	$–
Due to a related party	102,820	102,820	–	–
Lease liability	41,333	8,580	32,753	–
Total	$332,288	$299,535	$32,753	$–

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Robert Dickinson, B.Sc., M.Sc. – Director, Chairman and Chief Executive Officer

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Heatherdale Resources Ltd.	Director	November 2009	August 2020
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	February 2019
	Director	May 2022	Present
	Chairman	May 2022	Present
	Chief Executive Officer	May 2022	Present
Taseko Mines Limited	Director	January 1991	Present

Leonie Tomlinson (1964) – Director and President

Leonie Tomlinson is a professional director and experienced business executive who over the course of her career has advised numerous private and public companies on investment structuring, corporate governance, financial reporting, HR matters, and exit strategy.

Ms. Tomlinson is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	December 2017	Present
	President	May 2022	Present

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

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Electric Royalties Ltd.	Secretary	June 2020	November 2021
Heatherdale Resources Ltd.	Secretary	June 2013	August 2020
Mineral Mountain Resources Ltd.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quadro Resources Ltd.	Director	July 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	President and CEO	February 2019	May 2022
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Re Royalties Ltd.	Secretary	November 2018	October 2022
Taseko Mines Limited	Secretary	July 2008	Present

Sebastian Tang, CPA CA (1976) – Chief Financial Officer

Sebastian Tang is Chartered Professional Accountant (CPA CA) with more than 15 years of professional experience in accountancy and financial reporting. He previously held positions with professional services firms Ernst & Young providing financial auditing services to companies in Asia and the Americas.

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	July 2020	September 2021
CAT Strategic Metals Corp.	Chief Financial Officer	September 2021	Present
Lucky Minerals Inc.	Chief Financial Officer	May 2019	March 2020
Global Hemp Group	Chief Financial Officer	May 2020	May 2022

B. COMPENSATION

During the Company's financial year ended July 31, 2022, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $17,771.

Trevor Thomas, Chairman, President, and CEO, and Sebastian Tang, CFO, are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's most recently completed financial year is as set out below:

During the fiscal year ended July 31, 2022, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Name and principal position	Fiscal year	Salary ($)	Share-based awards ($)	Option based awards ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Robert Dickinson, CEO (1)	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
Trevor Thomas, CEO (1)	2022	5,711	Nil	Nil	Nil	Nil	5,711
	2021	3,375	Nil	Nil	Nil	Nil	3,375
	2020	4,263	Nil	Nil	Nil	Nil	4,263
Sebastian Tang, CFO (2)	2022	12,000	Nil	Nil	Nil	Nil	12,000
	2021	14,000	Nil	Nil	Nil	Nil	14,000
Michael Lee, CFO (2)	2021	975	Nil	Nil	Nil	Nil	975
	2020	15,633	Nil	Nil	Nil	Nil	15,633

Note (1) Mr. Dickinson replaced Mr. Thomas as Chairman and CEO on May 31, 2022.  Mr. Thomas remains as Corporate Secretary of the Company

Note (2) Mr. Tang replaced Mr. Lee as CFO on August 15, 2020

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently audited financial year ended July 31, 2022, is as set out below:

Name	Fees earned (1) ($)	Share- based awards ($)	Option -based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Leonie Tomlinson(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Matthew Dickinson(2)	Nil	Nil	399,140	Nil	Nil	Nil	399,140
Trevor Thomas(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) January 2016 and onward, fees were reduced to $nil.

(2) These directors are members of the Audit Committee and Nominating and Governance Committee.

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement, or similar benefits.

C. BOARD PRACTICES

On December 15, 2017, Ronald Thiessen resigned as President, CEO and Director, Robert Dickinson was appointed Quartz Mountain's Executive Chairman and CEO, and Rene Carrier and Leonie Tomlinson were appointed Directors of the Company. On February 15, 2019, Robert Dickinson resigned as Executive Chairman and CEO and Rene Carrier resigned as director. Trevor Thomas was appointed Chairman, President, and CEO, and Matthew Dickinson was appointed director. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the Board of Directors. On May 31, 2022, Robert Dickinson replaced Trevor Thomas as Chairman and CEO, and Leonie Tomlinson replaced Trevor Thomas as President. In addition, on October 21, 2022 Albert Basile was appointed as a director (independent).

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

D. EMPLOYEES

At November 25, 2022, the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company's functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at November 25, 2022, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 29,797,230 common shares or 67.93%.

As at November 25, 2022, the Company's directors and officers beneficially own the following number of the Company's common shares:

Name of Insider	Securities Beneficially Owned	As a % of outstanding common shares
Robert Dickinson	23,068,184(Common Shares owned directly), 750,000 (Common Shares held by United Mineral Services Ltd.), 1,250,000 (Share purchase warrants owned directly), 750,000 (Share purchase warrants held by United Mineral Services Ltd.)	54.30%
Matthew Dickinson	5,978,546(Common Shares), 2,100,000 (Share purchase options), 750,000 (Share purchase warrants)	13.63%
Sebastian Tang	Nil	Nil
Trevor Thomas	500 (Common Share)	Nil
Leonie Tomlinson	Nil	Nil

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

As of November 25, 2022, Quartz Mountain had authorized unlimited common shares without par value, of which 43,864,141 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of November 25, 2022, by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Robert A. Dickinson	23,818,184	54.30.%
Matthew Dickinson	5,978,546	13.63%
Hunter Dickinson Services Inc.	1,800,000	4.10%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of November 25, 2022, Quartz Mountain's register of shareholders indicates that Quartz Mountain's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	151	43,420,852	98.99%
United States	1,464	431,724	0,98%
Other	13	11,565	0.03%
Total	1,628	43,864,141	100%

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

B. RELATED PARTY TRANSACTIONS

Except as disclosed herein, since the beginning of its last fiscal year ended July 31, 2022, Quartz Mountain has not:

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

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, travel, conferences, and communication services. Third‐ party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

During the fiscal year ended July 31, 2022, the Company had transactions totaling $83,241 (2021 – $61,873; 2020 – $104,678) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

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

ITEM 8 FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain's audited consolidated annual financial statements as at and for the year ended July 31, 2022, 2021 and 2020 are attached in Exhibit 99.1 to this Annual Report.

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

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest cent, of the Company's common shares on the TSX-V and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
2022	0.39	0.18	0.29	0.00
2021	0.31	0.12	0.19	0.10
2020	0.45	0.05	0.23	0.04
2019	0.27	0.09	0.23	0.08
2018	0.50	0.22	0.40	0.00
2017	0.04	0.13	0.23	0.07
2016	0.13	0.13	0.13	0.13

	TSX-V		OTC
Fiscal Quarter	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Q4, 2022	0.29	0.21	0.25	0.02
Q3, 2022	0.39	0.23	0.26	0.17
Q2, 2022	0.25	0.18	0.20	0.16
Q1, 2022	0.36	0.20	0.29	0.00
Q4, 2021	0.31	0.16	0.18	0.13
Q3, 2021	0.28	0.12	0.19	0.10
Q2, 2021	0.22	0.14	0.11	0.11
Q1, 2021	0.20	0.13	0.15	0.10

	TSX-V		OTC
Month	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
October 2022	0.25	0.20	0.03	0.03
September 2022	0.27	0.20	0.21	0.03
August 2022	0.25	0.21	0.21	0.03
July 2022	0.25	0.21	0.22	0.02
June 2022	0.28	0.23	0.25	0.19
May 2022	0.29	0.23	0.25	0.25

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

Quartz Mountain's material contracts as of November 25, 2022, are:

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

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended July 31, 2021, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of July 31, 2021, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of July 31, 2022.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last fiscal year for professional services rendered by the Company's former audit firm, Davidson & Company LLP for various services and estimate audit fee for the newly appointed audit firm, DeVisser Gray LLP.

Services:	Year ended
	July 31, 2022	July 31, 2021
Audit Fees (1)	$13,000(estimate)	$12,900
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$13,000(estimate)	$12,900

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

From time to time, management of the Company recommends to and requests approval from the Audit Committee for non-audit services to be provided by the Company's auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2022.

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2022, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18 FINANCIAL STATEMENTS

See Exhibit 99.1.

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.7	Articles, as amended the Company’s Annual General Meeting, held on February 24, 2014.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2014, filed on October 17, 2014.
4.2	Services Agreement between HDI and the Company dated July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 29, 2010.
6.1	Stock Option Plan approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
6.2	Audit Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
10.1	Articles approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
10.2	Articles approved by Shareholders on February 24, 2014	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.

Exhibit Number	Description of Exhibit	Note
11.1	Settlement agreement between Bearclaw and HDSI dated January 15, 2016	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.
16B.	Code of Ethics and Trading Restrictions	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer
99.1	Independent Auditor’s Report, dated November 25, 2022; Statements of financial position as at July 31, 2022, and July 31, 2021;
Statements of income (loss) and comprehensive income (loss) for the years ended July 31, 2022, July 31, 2021, and July 31, 2020;
Statements of cash flows for the years ended July 31, 2022, July 31, 2021, and July 31, 2020; and
Statements of changes in shareholders’ equity (deficiency) for the years ended July 31, 2022, July 31, 2021, and July 31, 2020;
Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Robert Dickinson
Robert Dickinson
Chairman and Chief Executive Officer Dated: November 25, 2022

