Form 20-F
period 2023-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2023-11-28
CIK 811522

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2023 OR

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

43,864,141 common shares as of July 31, 2023

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

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

Except as noted, the information set forth in this Annual Report is as of November 27, 2023 and all information included in this document should only be considered correct as of such date.

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

Mineral Symbols	Au – gold; Ag – silver; Cu – copper; Mo – molybdenum.
Net Smelter Return (NSR) Royalty	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet-hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
Sulphide	Comprise a group of minerals in which the inorganic anion sulphide (S-2) is typically bound to a metal and are a major source of a wide range of metals.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

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

5

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for an annual report.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an annual report.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2023 and July 31, 2022, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

As permitted by SEC Release No. 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS-IASB without reconciliation to U.S. GAAP.

The selected financial data of the Company for the fiscal years presented was derived from the consolidated financial statements of the Company that have been audited by De Vissey Gray LLP, independent Registered Public Accountants, as indicated in their audit report which is included at Exhibit 99.1 in this Annual Report.

The auditors conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).

	Year ended July 31, 2023	Year ended July 31, 2022	Year ended July 31, 2021	Year ended July 31, 2020	Year ended July 31, 2019
Sales revenue	$–	$–	$–	$–	$–
Loss (income) from operating expenses	$927,916	$1,132,515	$254,168	$249,442	$149,170
Loss (income) and comprehensive loss (income)	$910,427	$995,066	$116,419	$(2,524,763)	$153,715
Basic loss (earnings) per common share	$0.02	$0.03	$0.00	$(0.16)	$0.02
Diluted loss (earnings) per common share	$0.02	$0.02	$0.00	$(0.13)	$0.02
Dividends per share	$–	$–	$–	$–	$–
Working capital	$70,872	$40,912	$117,847	$138,550	$(2,995,655)
Total assets	$863,601	$842,553	$598,556	$218,559	$80,562
Shareholder’s deficiency (equity)	$(790,698)	$(510,265)	$(463,515)	$(138,551)	$2,995,654
Share capital	$28,995,261	$28,445,261	$27,599,806	$27,158,423	$26,548,981
Shares outstanding	43,864,141	41,114,141	31,205,049	25,477,776	3,347,137

Currency and Exchange Rates

On November 27, 2023, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.3623.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by Bank of Canada for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31, (Canadian Dollars per U.S. Dollar)
	2023	2022	2021	2020	2019
End of Period	1.3177	1.2824	1.2462	1.3404	1.3193
Average for the Period (1)	1.3419	1.2691	1.2741	1.3463	1.3235
High for the Period	1.3856	1.3138	1.3404	1.4496	1.3641
Low for the Period	1.2753	1.2329	1.2040	1.2970	1.2815

(1) The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
October 2023	1.3871	1.3520
September 2023	1.3674	1.3423
August 2023	1.3291	1.3606
July 2023	1.3348	1.3128
June 2023	1.3482	1.3151

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

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of mining operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of any properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of a property(s) and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as it acquires a property(s), commence commercial production, and generate sufficient revenues to fund its continuing operations. The development of any properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it would retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying any dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business will be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

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

Permits and Licenses and Title

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

In August 2012, the Company acquired 100% of the Galaxie copper-gold property (the “Galaxie Project”) in northwestern BC, and in 2012 carried out exploration programs within the property at five new prospects within the property as well as at the Gnat porphyry copper deposit.

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

Work was also conducted at the Galaxie Project in 2012 and 2013 but, largely because of the prevailing difficult market conditions for mineral exploration companies, the Company has since been unable to secure a joint venture or option agreement to further advance exploration. As a result, during the year ended July 31, 2016, three mineral claims were returned to a vendor and subsequent to year-end, the remaining mineral claims comprising the property were allowed to lapse subsequent to year-end.

The Company continued to investigate new opportunities, and currently holds two mineral properties located in BC:

•	on June 8, 2021, the Company entered into a mineral claims purchase agreement to purchase nine mineral claims located near Houston, BC comprising the Maestro property; and

•	on November 5, 2021, the Company entered into a mineral claims purchase agreement to acquire 100% interest in four staked claims from United Mineral Services ("UMS”) and obtained an additional option to purchase 100% of five adjacent claims ("Electrum Option”) owned by an arm’s length third party. These nine mineral claims, called located 160 kilometers north of Smithers, BC, are called the Jake Property;

•	on April 7, 2023, one newly acquired claim Jake East was added to the claims block by staking;

•	The Company has completed the purchase of 100% of the Jake Property from UMS by reimbursing UMS $200,000 for its costs to assemble the Property. UMS is a private company owned by Robert Dickinson, a controlling shareholder of Quartz Mountain and a non-arms-length vendor. The Electrum option was fulfilled by Quartz Mountain with a final payment of $75,000 in July 2023. The Electrum claims, now also owned 100% by Quartz Mountain are subject to a 2% net smelter return royalty which is capped at $3 million.

•	In April 2022, the Company acquired the Troy property by staking one mineral claim.

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

Introduction

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

Jake Property

Property Description

On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. (“UMS”) to acquire 100% interest in the Jake mineral property consisting of four staked claims (the “Jake Property”) and obtained an additional option to purchase 100% of five adjacent claims owned by Electrum Resource Corporation (“Electrum”), an arm’s length third party. The Property consists of a block of 10 contiguous mineral claims that cover an area of approximately 2,608 ha. All of the mineral claims currently have Good To Date (Expiry Date) of October 31, 2029, except for one newly acquired claim (Jake East) which was added to the claims block by staking on April 7, 2023 and has an expiry date of April 7, 2024..

The Company completed the purchase of 100% of the Jake Property from UMS by reimbursing UMS $200,000 for its costs to assemble the Property. UMS is a private company owned by Robert Dickinson, a controlling shareholder of Quartz Mountain and a non-arms-length vendor. The Electrum option was fulfilled by Quartz Mountain with a final payment of $75,000 in July 2023. The Electrum claims, also now owned 100% by Quartz Mountain are subject to a 2% net smelter return royalty which is capped at $3 million.

15

Location and Access

The Jake Property is located 160 km north of Smithers in northwestern BC. Smithers is a hub location for BC Provincial Government services.

The Property, currently only accessible by helicopter, is situated about 14 km southwest of the Suskeena Lodge, located on the Sustut River.

Access, Infrastructure, and Other Mine & Development Projects in the Region.

History

Historically, mineral exploration work on the Jake Property has occurred since 1965 and includes mapping, sampling, geophysics, trenching, backpack and diamond drilling, and road building. To date, two deposit target areas – Jake North and Jake South – have been identified. Noteworthy historical exploration work includes:

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

At the request of Quartz Mountain Resources Ltd., a Technical Report on the Jake Property was prepared for the Company by Charles J. Greig (C.J. Greig & Associates Ltd.) and published in 2022 (the “2022 report”). The Qualified Person (QP), Charles J. Greig, P.Geo., conducted an independent evaluation of the Jake Property, which included a site inspection in October 2021.

The 2022 Technical Report concluded that “the Jake Property has been shown to host broad areas of alteration and precious and base metals mineralization characteristic of Cu + Au porphyry-type, as well as low-sulphidation epithermal type and Ag-rich polymetallic vein systems”. Further phased exploration programs, comprising geological mapping, geochemical sampling, IP surveys, and diamond drilling was recommended by the author.

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

Pronounced Jake Gossan, Covering Both Jake North and Jake South, Indicates the Presence of a Large Mineral System.

Within this are the Jake North and Jake South areas of interest with the potential for Cu+Au porphyry-type, as well as Au-Ag low-sulphidation epithermal and Ag-rich polymetallic vein deposits that warrant further testing.

Recent Work

Quartz Mountain completed approximately 8.5 line-km of Induced Polarization (“IP”) survey on Jake’s high-priority targets during July 2022, and has received government approval for a total of 50 core drilling sites, to be developed within the next five years. The Company is currently working on processing and modeling of the geophysical results to delineate drill targets, and also preparing/filing the related Assessment Report with the BC government.

18

601000
602000
603000
604000
605000
606000
6235000
6234000
6233000
6232000
6231000
6230000
6229000
1071071
1077221
Jake North
Line 5000 N
Line 4000 N
Line 3000 N
Line 2000 N
563877
1044410
1044434
Jake South
1048335
1048336
1064586
0 0.25 0.5 1 Kilometers

Jake Property Claim Map and Location of the 2022 IP Survey Lines (Line 2000 N To Line 5000 N).

Positive IP survey results, indicating the presence of a large-scale, near surface sulphide system, open and expanding to depth, were obtained from surveying the Jake North porphyry Cu-Au target area. In 1973 and 1999, historical drill holes, of which the most westerly ones (73-3 and 99-04) ended in porphyry Cu-Au style mineralization, were drilled shallow and outboard from the newly established targets.

There was no work done in 2023.

Maestro Property

Property Description

On June 8, 2021, the Company entered into a mineral claims purchase agreement with a third party vendor, to purchase nine mineral claims located near Houston, British Columbia for $105,000 in cash and 1,000,000 shares in the capital of the Company.

These claims are subject to a 2.5% NSR which can be bought down to 1% for $1.5 million, and this NSR is subject to an annual advance payment of $25,000. There are no required work commitments for these claims as this transaction is a purchase of the mineral claims and not an option.

Another claim was purchased outright from another third party vendor by the Company for $ 2,000.

The property consists of a block of 11 contiguous mineral claims, with two windows of third party claims internal to the block. The 11 claims that comprise the property cover an area of 2,140 ha. All claims are 100% owned by Quartz Mountain and they are all in good standing until May 31, 2030, except for one newly acquired claim (MST1) which was added to the claims block by staking on June 23, 2023 and has an expiry date of June 23, 2024.

Maestro Property Claims Map.

Maestro Property Claims List.

Location and Infrastructure

The Maestro Property is located in central British Columbia, 15 km north of Houston and 50 km south of Smithers. Highway 16 intersects the western edge of the Property, enabling easy access to nearby infrastructure including airports, railways, and power. The central region of the Property is accessible by numerous drill roads constructed by past operators.

20

Maestro Property location, access, and infrastructures.

History

The Maestro Property and surrounding area has over 100 years of mineral exploration history dating back to 1914; however, work has only been accurately recorded from the 1960’s onwards and includes mapping, sampling, geophysics, trenching, percussion, and diamond drilling.  Most of this work in and surrounding the Property focused on porphyry Mo±Cu mineralization for the Lone Pine Molybdenum Deposit, which lies internal to the Maestro claims.  Because of the focus on the Lone Pine porphyry, the precious metal potential of the surrounding area has not been systematically explored.

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

Geology

The geology of Maestro consists mainly of Lower to Middle Jurassic volcanic and volcaniclastic rocks from the Hazelton Group and, to a lesser amount, Upper Jurassic sedimentary rocks from the Bowser Lake Group.  Both Groups are intruded by stocks and dikes belonging to the Late Cretaceous Bulkley and Tertiary Goosly suites. The Maestro Property covers three known precious and base metal mineralized zones, named Prodigy, Granby and Mineral Hill.  These zones are outbound of the Lone Pine Molybdenum Deposit which is internal to, but not on the property.

Maestro Property 1st Vertical Derivative of Total Magnetic Intensity

During October 2021, Quartz Mountain contracted Hardline Exploration Corp. (“HEC”) of Smithers, BC, to conduct a geochemical soil-sampling program on the Company’s 100%-owned Maestro Property. The 614-sample geochemical soil survey (100m x 100m grid) was implemented based on the extensive review and compilation of historical data and covered all three mineralized zones within the Maestro Property.

Mineralized Target Zones and Area Covered by Grid Soil Sampling (dashed outline).

Analyses of 614 grid-based soil samples collected on the Maestro Property delineated several base metal and pathfinder element anomalies. Geochemical modeling of the soil sample results, and historical drill data shows distinctive metal zonation, indicative of a potentially large hydrothermal mineralizing system.

The Company’s consulting geochemist recommended a property-wide 50 sample silt sampling program, employing “Super-Trace” analytical methodology, was conducted in October 2023 to detect potential gold values within the overall property. The Company is expecting to receive analytical results from the silt sampling program before year end 2023.

Approximately 50 Stream Samples Across the Maestro Property Are Planned to Detect Potential Gold Values.

Troy Property

Location and Access

The Troy property is situated in central British Columbia, approximately 170 km northeast of Smithers, BC. The property is not accessible by road; During the 2022 field season, crews accessed the property by helicopter from the Suskeena Lodge located on the Sustut River, around 70 kilometres northwest of the Property.

Property Description

The Troy Property consists of one claim staked in 2022. The claim was acquired by the Company based on its strong, open-ended copper geochemical signature reported in historical Assessment Reports. The Troy property covers the intersection of several main geological Terranes, Assemblages and Structures in the Cordillera, the rocks in which host several significant new deposit discoveries and past/current producing mines on other properties in the region. The Troy claim is currently in good standing until November 25, 2028.

Geology

The Troy Property is underlain by the Sitlika Assemblage, which is correlative with Kutcho Assemblage. The Kutcho Assemblage hosts the Kutcho copper-zinc-silver VMS deposit, located 260km to the northwest. The discovery of the Kutcho deposit was made by prospecting follow-up of geochemical anomalies from samples collected during a regional survey. A significant feature of VMS deposits from an exploration perspective is their tendency to occur in clusters.

The only known previous work on the Troy claim was a soil geochemical survey by a junior explorer during 2008. The Troy claim covers two targets identified by that historical geochemical survey; the first is an 800-m long anomaly of high copper concentrations in stream bank soil samples. Planned follow-up prospecting and mapping of the anomalous creek was never completed; and the second target is a multi-element geochemical soil anomaly, outlined at the southwest corner of the historical grid, open to the west and south.

In 2022, Quartz Mountain completed a grid-soil sampling program on the property. The widely spaced soil sampling program was designed to extend the sampling area to the west and southwest, where open-ended anomalous areas were identified by historical geochemical surveys.

A follow up program of prospecting, geological mapping and geochemical sampling of the newly discovered anomalous areas is warranted.

The Widely Spaced Soil Sampling Grid, Completed by QZM in 2022, Detected New Open Copper Anomalies in Soil.

Sale of Geological Data

On November 2, 2021 the Company entered into a binding Agreement with Torr Resources Corp. (“Torr”) whereby Torr agreed to purchase historical project data the Company had collected on the Galaxie Property for $150,000. The transaction was closed and cash payment was received on December 10, 2021.

D. ORGANIZATIONAL STRUCTURE

The Company operates in a single reportable operating segment – the acquisition, exploration, and development of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada, and conducts most of its business affairs through its Canadian parent entity.

On March 2, 2023, the Company dissolved its two inactive wholly owned subsidiaries, QZMG Resources Ltd., a Nevada corporation who owns 100% interest in Wavecrest Resources Inc., a Delaware corporation.

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

On March 2, 2023, the Company’s only wholly owned subsidiaries, QZMG Resources Ltd. and Wavecrest Resources Inc. were dissolved.

On May 30, 2023, Robert Dickinson has resigned as Chief Executive Officer of the Company and will remain Chairman, and that Trevor Thomas, Secretary of the Company, has been appointed as Chief Executive Officer of the Company pending recruitment of a permanent replacement. Leonie Tomlinson has resigned as the President and a director of the Company to pursue other opportunities.

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2023, 2022 and 2021 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2022, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A. OPERATING RESULTS

Comprehensive income (loss) for the year ended July 31, 2023 vs. 2022

The Company recorded a loss from operations of $927,916 during the current fiscal year (2022 – $1,132,515). The loss incurred in fiscal 2023 was lower compared against the loss incurred in fiscal 2022 was due to the significantly lower exploration and evaluation expenditures incurred in fiscal 2023 compared against fiscal 2022. The reduction in exploration and evaluation expenditures was partially offset by an higher equity-settled share-based compensation in the amount of $640,860 was recognized in fiscal 2023 (2022 - $399,140) related to the options granted in October 2022.

$96,479 of exploration and evaluation expenses costs were incurred during the year ended July 31, 2023 (2022 -$514,132). During fiscal 2023, the Company was in its second year of the exploration program for Maestro Property and Jake Property in British Columbia, Canada since the initiation of the program in fiscal 2022.  Most of the upfront exploration costs was incurred in fiscal 2022.  As a result, the Company incurred significantly less exploration and evaluation expenses in fiscal 2023 compared against fiscal 2022.

The following table provides a breakdown of the exploration and evaluation expenses incurred:

Exploration and evaluation expenses	2023	2022
Assay and analysis	$11,845	$33,918
Drilling	-	22,455
Environmental	4,410	-
Geological	70,740	243,507
Helicopter and fuel	6,390	55,120
Property costs and assessments	1,646	2,584
Site activities	(10,700)	140,198
Socioeconomic	12,128	4,997
Technical data	-	1,000
Travel and accommodation	290	2,007
Total	$96,479	$514,132

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2023	2022
Administrative fees	$46,359	$44,044
Insurance	23,968	22,963
IT Services	12,000	11,000
Legal, accounting and audit	51,818	33,569
Office and miscellaneous	23,920	75,310
Regulatory, trust and filing	32,512	34,357
Total	$190,577	$219,243

Administrative costs in fiscal 2023 decreased slightly compared to fiscal 2022 as the Company continued to adopt a cost effective approach.

Comprehensive income (loss) for the year ended July 31, 2022 vs. 2021

The Company recorded a loss from operations of $1,132,515 during the current fiscal year (2021 – income of $254,168). The loss incurred in fiscal 2022 was significantly higher compared to the loss incurred in fiscal 2021 was due to increase level of exploration activities and the fair value of stock options ($399,140) recognized to equity settled share-based compensation.

The total amount of exploration and evaluation expenditures incurred in the current fiscal year was $514,132 (2021 - $90,907). As the Company has commenced exploration projects on the Maestro and Jake Properties during fiscal 2022, the total exploration and evaluation expenditures increased from prior year.

The following table provides a breakdown of the exploration and evaluation expenditures for the current and prior years:

Exploration and evaluation expenses	2022	2021
Assay and analysis	$33,918	$4,769
Drilling	22,455	-
Geological	243,507	37,478
Helicopter and fuel	55,120	29,520
Property costs and assessments	2,584	3,752
Site activities	140,198	13,381
Socioeconomic	4,997	-
Technical data	1,000	-
Travel and accommodation	10,353	2,007
Total	$514,132	$90,907

The total amount of general and administrative expenses increased in fiscal 2022 compared to that of fiscal 2021 due to increased level of corporate development activities.

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2022	2021
Administrative fees	$42,044	$38,382
Insurance	22,963	29,989
IT Services	11,000	12,000
Legal, accounting and audit	33,569	44,718
Office and miscellaneous	75,310	10,299
Regulatory, trust and filing	34,357	27,873
Total	$219,243	$163,261

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

At July 31, 2023, the Company had an accumulated deficit of $29,636,574 and has a working capital of $70,872.

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

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2023.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2023, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2023:

	Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$23,121	$23,121	$–	$–
Due to a related party	17,029	17,029	–	–
Lease liability	32,753	10,368	22,385	–
Total	$72,903	$50,518	$22,385	$–

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

A. DIRECTORS AND SENIOR MANAGEMENT

Robert Dickinson, B.Sc., M.Sc. – Chairman

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Heatherdale Resources Ltd.	Director	November 2009	August 2020
Northcliff Resources Ltd.	Director	June 2011	May 2023
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	February 2019
	Director and Non-Executive Chairman	May 2022	Present
	CEO	May 2022	April 2023
	President and CEO	December 2017	February 2019
Taseko Mines Limited	Director	January 1991	Present

Albert Basile (1943) - Director

Albert Basile graduated from the University of British Columbia with a Bachelor of Arts followed by a Juris Doctor degree. Over his career he practiced law, specializing in the areas of corporate commercial, civil litigation, and administrative law. He also was active as an officer and director of several private companies and served as a Commissioner on two former provincial commissions-the British Columbia Motor Carrier Commission and the British Columbia Horse Racing Commission.

Mr. Basile is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	October 2022	Present

Michael Clark (1971) - Director

Michael Clark is a corporate leader with strong communications, renewable energy, natural resource and capital markets experience. He is currently the CEO and Director of a TSX Venture Exchange-listed solar energy company and brings more than 20 years of experience to the Quartz Mountain team. Prior to his current role, he held positions as SVP Business Development for Finavera Wind Energy, public affairs professional for several Hunter Dickinson Inc.-associated public mining companies and a decade as a journalist. Myke holds an MBA from Simon Fraser University, British Columbia.

Mr. Clark is, or was within the past five years, a director and officer of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	June 2023	Present
Solar Alliance Energy Inc	Director	February 2019	Present
Solar Alliance Energy Inc	Officer	September 2015	Present
Venzee Technologies	Director	December 2017	October 2019

Leonie Tomlinson (1964) – Director

Leonie Tomlinson is a professional director and experienced business executive who over the course of her career has advised numerous private and public companies on investment structuring, corporate governance, financial reporting, HR matters, and exit strategy.

Ms. Tomlinson is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	December 2017	May 2023

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

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Electric Royalties Ltd.	Secretary	June 2020	November 2021
Heatherdale Resources Ltd.	Secretary	June 2013	August 2020
Mineral Mountain Resources Ltd.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quadro Resources Ltd.	Director	July 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	Chairman, President and CEO	February 2019	May 2022
		May 2023	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Re Royalties Ltd.	Secretary	November 2018	October 2022
Taseko Mines Limited	Secretary	July 2008	Present

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

B. COMPENSATION

During the Company's financial year ended July 31, 2023, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $16,139.

Trevor Thomas, Chairman, President, and CEO, and Sebastian Tang, CFO, are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's most recently completed financial year is as set out below:

During the fiscal year ended July 31, 2023, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Note (1) Mr. Thomas replaced Mr. Dickinson as CEO on April 24, 2023

Note (2) Mr. Tang replaced Mr. Lee as CFO on August 15, 2020

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently audited financial year ended July 31, 2023, is as set out below:

Name	Fees earned (1) ($)	Share- based awards ($)	Option -based awards ($)	Non-equity incentive plan compensation ($)	Pensio n value ($)	All other compensation ($)	Total ($)
Leonie Tomlinson(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Albert Basile(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Clark(5)(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Matthew Dickinson(2)	Nil	Nil	220,860	Nil	Nil	Nil	220,860
Trevor Thomas(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	January 2016 and onward, fees were reduced to $nil.

(2)	These directors are members of the Audit Committee and Nominating and Governance Committee.

(3)	Ms. Tomlinson resigned from all her positions with the Company on May 30, 2023.

(4)	Mr. Basile was appointed as the director of the Company on October 24, 2022.

(5)	Mr. Clark was appointed as the director of the Company on June 28, 2023.

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement, or similar benefits.

C. BOARD PRACTICES

On December 15, 2017, Ronald Thiessen resigned as President, CEO and Director, Robert Dickinson was appointed Quartz Mountain's Executive Chairman and CEO, and Rene Carrier and Leonie Tomlinson were appointed Directors of the Company. On February 15, 2019, Robert Dickinson resigned as Executive Chairman and CEO and Rene Carrier resigned as director. Trevor Thomas was appointed Chairman, President, and CEO, and Matthew Dickinson was appointed director. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the Board of Directors. On May 31, 2022, Robert Dickinson replaced Trevor Thomas as Chairman and CEO, and Leonie Tomlinson replaced Trevor Thomas as President. In addition, on October 21, 2022 Albert Basile was appointed as a director (independent). On May 31, 2023, Trevor Thomas replaced Robert Dickinson as CEO and Leonie Tomlinson resigned as director and president. On June 28, 2023, Michael Clark was appointed as a director of the Company.

Directors Service Contracts

There is no written employment contract between the Company and any director.

There is no service contract between any director of the Company and either the Company or its subsidiary, which provides for any benefits upon termination of employment.

Audit Committee

Composition of Audit Committee

The members of the Audit Committee are Trevor Thomas, Matthew Dickinson, and Michael Clark (Chair).

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

D. EMPLOYEES

At November 24, 2023, the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company's functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at November 24, 2023, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 5,978,546 common shares or 12.88%.

As at November 24, 2023, the Company's directors and officers beneficially own the following number of the Company's common shares:

Name of Insider	Securities Beneficially Owned	As a % of outstanding common shares
Robert Dickinson

25,468,184(Common Shares owned directly), 750,000 (Common Shares held by United Mineral Services Ltd.), 1,650,000 (Share purchase warrants owned directly), 750,000 (Share purchase warrants held by United Mineral Services Ltd.)

Matthew Dickinson	5,978,546(Common Shares), 2,100,000 (Share purchase options), 750,000 (Share purchase warrants)
Sebastian Tang	200,000 (Share purchase options)	Nil
Trevor Thomas	219,500 (Share purchase options)
Albert Basile	200,000 (Share purchase options)	Nil

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

As of November 24, 2023, Quartz Mountain had authorized unlimited common shares without par value, of which 46,403,030 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of November 24, 2023, by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Robert A. Dickinson	26,218,184	56.50%
Matthew Dickinson	5,978,546	12.88%
Principals of Hunter Dickinson Inc.	1,758,889	3.79%
Hunter Dickinson Services Inc.	1,750,000	3.77%
Impala Capital	1,000,000	2.16%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of November 24, 2023, Quartz Mountain’s register of shareholders indicates that Quartz Mountain’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	148	45,959,741	99.05%
United States	1,464	431,724	0,93%
Other	13	11,565	0.02%
Total	1,625	46,403,030	100%

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

B. RELATED PARTY TRANSACTIONS

Except as disclosed herein, since the beginning of its last fiscal year ended July 31, 2023, Quartz Mountain has not:

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

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non‐exclusive basis as needed and as requested by the Company. Because of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full‐time employees or experts. The Company benefits from the economies of scale created by HDSI, which itself serves several clients both within and external to the exploration and mining sector.

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

During the fiscal year ended July 31, 2023, the Company had transactions totaling $83,215 (2022 - $83,241; 2021 – $61,873) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

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

ITEM 8 FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain’s audited consolidated annual financial statements as at and for the year ended July 31, 2023, 2022 and 2021 are attached in Exhibit 99.1 to this Annual Report.

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

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest cent, of the Company’s common shares on the TSX-V and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
2023	0.30	0.20	0.21	0.015
2022	0.39	0.18	0.29	0.00
2021	0.31	0.12	0.19	0.10
2020	0.45	0.05	0.23	0.04
2019	0.27	0.09	0.23	0.08
2018	0.50	0.22	0.40	0.00
2017	0.04	0.13	0.23	0.07
2016	0.13	0.13	0.13	0.13

	TSX-V		OTC
Fiscal Quarter	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Q4, 2023	0.25	0.22	0.18	0.02
Q3, 2023	0.29	0.25	0.18	0.02
Q2, 2023	0.30	0.22	0.03	0.02
Q1, 2023	0.27	0.20	0.21	0.03
Q4, 2022	0.29	0.21	0.25	0.02
Q3, 2022	0.39	0.23	0.26	0.17
Q2, 2022	0.25	0.18	0.20	0.16
Q1, 2022	0.36	0.20	0.29	0.00

	TSX-V		OTC
Month	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
October 2023	0.21	0.17	0.18	0.06
September 2023	0.23	0.17	0.20	0.16
August 2023	0.28	0.17	0.17	0.03
July 2023	0.23	0.22	0.18	0.02
June 2023	0.23	0.23	0.18	0.18
May 2023	0.25	0.23	0.18	0.18

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

Quartz Mountain’s material contracts as of November 24, 2023, are:

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the“"Cod”"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the“"Canada-U.S. Tax Conventio”"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term“"U.S. Holde”" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

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

Non-U.S. Holders

For purposes of this summary, a“"non-U.S. Holde”" is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a“"functional currenc”" other than the U.S. Dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the“"Tax Ac”"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute“"taxable Canadian propert”" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other“"pass-throug”" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as“"pass-throug”" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a“"passive foreign investment compan”" under the meaning of Section 1297 of the Code (a“"PFI”", as defined below) for any year during a U.S. Holde’'s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2020, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the“"income tes”") or (b) 50% or more of the value of the Compan’'s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the“"asset tes”").“"Gross incom”" generally includes all sales revenues less the cost of goods sold, and income from investments and from incidental or outside operations or sources, and“"passive incom”" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporatio’'s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met,“"passive incom”" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain“"related person”" (as defined in Section 954(d) (3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Compan’'s direct or indirect equity interest in any company that is also a PFIC (a‘’'Subsidiary PFI’’'), and will be subject to U.S. federal income tax on their proportionate share of (a) any“"excess distributions”" as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a“"qualified electing fun”" or“"QE”" under Section 1295 of the Code (a“"QEF Electio”") or makes a mark-to-market election under Section 1296 of the Code (a“"Mark-to-Market Electio”"). A U.S. Holder that does not make either a QEF Election or a Mark-to- Market Election will be referred to in this summary as a“"Non-Electing U.S. Holder”"

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an“"excess distributio”" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holde’'s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any“"excess distributio”" received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holde’'s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as“"personal interest”" which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holde’'s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally,“"net capital gai”" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and“"ordinary earning”" are the excess of (a)“"earnings and profit”" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as“"personal interest”" which is not deductible.

A U.S. Holder that makes a timely and49ffectiveve QEF Election with resp“ct to the Company ”enerally (a)   may receive a tax-free distribution from the Company to the extent that such distribution represents“"earnings and profit”" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holde’'s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as“"timel”" if such QEF Election is made for the first year in the U.S. Holde’'s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holde’'s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a“"purgin”" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be“"marketable stoc”" if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b)  the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be“"regularly trade”" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holde’'s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holde’'s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holde’'s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holde’'s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be“"marketable stoc”" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading“"Passive Foreign Investment Company Rules”"

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated“"earnings and profit”" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated“"earnings and profit”" of the Company, such distribution will be treated first as a tax- free return of capital to the extent of a U.S. Holde’'s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See“"Sale or Other Taxable Disposition of common share”" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividen”s received deduction". In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. Dollar value of cash received plus the fair market value of any property received and such U.S. Holde’'s tax basis in such common shares sold or otherwise disposed of. A U.S. Holde’'s tax basis in common shares generally will be such holde’'s U.S. Dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on“"net investment incom”" including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holde’'s U.S. federal income tax liability on a Dollar-for-Dollar basis, whereas a deduction will reduce a U.S. Holde’'s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holde’'s U.S. federal income tax liability that such U.S. Holde’'s“"foreign sourc”" taxable income bears to such U.S. Holde’'s worldwide taxable income. In applying this limitation, a U.S. Holde’'s various items of income and deduction must be classified, under complex rules, as either“"foreign sourc”" or“"U.S. source”" Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount “f a distributi”n wi“h respect to”the common shares that is treated as a“"dividen”" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holde’'s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holde’'s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing on EDGAR at http://www.sec.gov/, or at the offices of the Company, 14th Floor–- 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department. Copies of the Compan’'s IFRS financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

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

C. INTEREST RATE RISK AND EQUITY PRICE RISK

The Company is subject to interest rate risk with respect to its investments in cash. The Compan’'s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

D. COMMODITY PRICE RISK

While the value of the Compan’'s resource properties, if any, can always be said to relate to the price of precious metals and the outlook for same, the Company does not have any resource properties or operating mines and hence does not have any hedging or other commodity based operational risks respecting to its business activities.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report on Form 20-F, an evaluation was carried out with the participation of the Compan’'s management, including the President and Chief Executive Officer “"CE”") and the Chief Financial Officer “"CF”"), of the effectiveness of the Compan’'s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the“"Exchange Ac”")). Based on that evaluation, the President and CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 20-F, the Compan’'s disclosure controls and procedures were effective in providing reasonable assurance that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Compan’'s reports filed under the Exchange Act was accumulated and communicated to the Compan’'s management, including the President and CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

B. MANAGEMEN’'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Compan’'s management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Compan’'s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Compan’'s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Compan’'s assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Compan’'s internal control over financial reporting as of July 31, 2023, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Compan’'s internal control over financial reporting was effective as of July 31, 2023.

This annual report does not include an attestation report of the Compan’'s registered public accounting firm regarding internal control over financial reporting. Managemen’'s report was not subject to attestation by the Compan’'s registered public accounting firm pursuant to rules that permit the Company to provide only managemen’'s report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, no changes occurred in the Compan’'s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Compan’'s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Compan’'s management, including its President and CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are Trevor Thomas, Matthew Dickinson, and Michael Clark. The Board of Directors has determined that Mr. Clark qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Clark is "independent", as that term is defined in section 803 of the NYSE MKT Company Guide.

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

Services:	Year ended
	July 31, 2023	July 31, 2022
Audit Fees (1)	$20,000(estimate)	$20,000
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$20,000(estimate)	$20,000

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

From time to time, management of the Company recommends to and requests approval from the Audit Committee for non-audit services to be provided by the Company's auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2023.

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2023, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

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
99.1

Independent Auditor’s Report, dated November 27, 2023;  Statements of financial position as at July 31, 2023, and July 31, 2022;

Statements of income (loss) and comprehensive income (loss) for the years ended July 31, 2023, July 31, 2022, and July 31, 2021;

Statements of cash flows for the years ended July 31, 2023, July 31, 2022, and July 31, 2021; and

Statements of changes in shareholders’ equity (deficiency) for the years ended July 31, 2023, July 31, 2022, and July 31, 2021;

Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Trevor Thomas

Trevor Thomas

President and Chief Executive Officer

Dated: November 27, 2023

