Form 20-F
period 2024-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2024-11-29
CIK 811522

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2024

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

58,868,030 common shares as of July 31, 2024

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

Except as noted, the information set forth in this Annual Report is as of November 28, 2024 and all information included in this document should only be considered correct as of such date.

This annual report includes certain statements that may be deemed “forward-looking-statements”. All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company’s home jurisdiction filings as www.sedarplus.ca and its filings with the United States Securities and Exchange Commission.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an annual report.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2024 and July 31, 2023, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

As permitted by SEC Release No. 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS-IASB without reconciliation to U.S. GAAP.

The selected financial data of the Company for the fiscal years presented was derived from the consolidated financial statements of the Company that have been audited by DeVisser Gray LLP, independent Registered Public Accountants, as indicated in their audit report which is included at Exhibit 99.1 in this Annual Report.

The auditors conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).

	Year ended July 31, 2024	Year ended July 31, 2023	Year ended July 31, 2022	Year ended July 31, 2021	Year ended July 31, 2020
Sales revenue	$–	$–	$–	$–	$–
Loss from operating expenses	$2,542,646	$927,916	$1,132,515	$254,168	$249,442
Loss (income) and comprehensive loss (income)	$2,436,802	$910,427	$995,066	$116,419	$(2,524,763)
Basic loss (earnings) per common share	$0.05	$0.02	$0.03	$0.00	$(0.16)
Diluted loss (earnings) per common share	$0.05	$0.02	$0.02	$0.00	$(0.13)
Dividends per share	$-	$–	$–	$–	$–
Working capital	$1,702,797	$71,389	$40,912	$117,847	$138,550
Total assets	$3,014,035	$863,601	$842,553	$598,556	$218,559
Shareholder’s deficiency (equity)	$(2,680,994)	$(790,698)	$(510,265)	$(463,515)	$(138,551)
Share capital	$33,312,270	$28,995,261	$28,445,261	$27,599,806	$27,158,423
Shares outstanding	58,868,030	43,864,141	41,114,141	31,205,049	25,477,776

Currency and Exchange Rates

On November 28, 2024 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.398.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by Bank of Canada for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31, (Canadian Dollars per U.S. Dollar)
	2024	2023	2022	2021	2020
End of Period	1.3809	1.3177	1.2824	1.2462	1.3404
Average for the Period (1)	1.3593	1.3419	1.2691	1.2741	1.3463
High for the Period	1.3875	1.3856	1.3138	1.3404	1.4496
Low for the Period	1.3205	1.2753	1.2329	1.2040	1.2970

(1)	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
October 2024	1.3916	1.3491
September 2024	1.3599	1.3462
August 2024	1.3858	1.3460
July 2024	1.3852	1.3613
June 2024	1.3767	1.3635

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

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of mining operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company’s projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will ever be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of any properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of a property(s) and other factors, many of which are beyond the Company’s control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as it acquires a property(s), commence commercial production, and generate sufficient revenues to fund its continuing operations. The development of any properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it would retain any cash resources and potential future earnings for the future operation and development of the Company’s business. The Company has not paid dividends since incorporation and the Company does not anticipate paying any dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company’s business will be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

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

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems.  These IT systems include the IT systems of HDSI who provides technical, management and administrative services to the Company under the Services Agreement.  These IT systems are used by us to store sensitive data in the ordinary course of our business, including personal information of our employees, as well as proprietary and confidential business information relating to ourselves and in some cases, our service providers, investors and other stakeholders. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft.  The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures and to address the threat of attacks.  Any of these and other events could result in information system failures, delays and/or increase in capital expenses.  The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.  There is a risk that the Company or HDSI may be subject to cyber-attacks or other information security breaches which could result in material loss to the Company and could severely damage our reputation, compromise our IT systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt our normal operations, and cause us to incur additional time and expense to remediate and improve our information systems.  While we employ security measures in respect of our information and data, we cannot be certain that we will be successful in securing this information and data and there may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data.  The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature and sophistication of these cyber-attacks and potential security breaches. In addition, the Company is dependent on the efforts of HDSI to mitigate its IT systems from cyber-attacks and other information breaches.  As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority but may not ultimately defeat all potential attacks.  As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company may enter into agreements with Indigenous groups, inclusive of First Nations, in relation to its current and future exploration activities, and any potential future production, which could impact any expected earnings.

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

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

The Company was relisted on the TSX-V on December 30, 2011.

Currently, the Company’s common shares trade on the TSX-V under the symbol QZM, and certain broker-dealers in the United States make market in the Company’s common shares on the OTC Pink Market under the symbol QZMRF.

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

In November 2012, Quartz Mountain entered into an option and joint venture agreement with Amarc Resources Ltd. (“Amarc”) pursuant to which Amarc could earn a 40% ownership interest, with an option to acquire an additional 10% ownership interest, in the Galaxie and ZNT Projects in BC. Amarc gained an initial 40% interest in the Galaxie and ZNT Projects by funding a drilling program at Gnat porphyry copper deposit at the Galaxie Project in late 2012. In June 2013, Quartz Mountain and Amarc entered into an amendment agreement through which Amarc had an option until October 31, 2013 to earn a 60% interest in each of the ZNT and Galaxie properties, by making certain property expenditures. Amarc earned a 60% interest in the ZNT Project but earned only a 40% interest in the Galaxie Project. In April 2014, Amarc terminated joint ventures with the Company and returned earned interests in the Galaxie and ZNT Projects and Quartz Mountain owned 100% of the Galaxie and ZNT Projects.

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

The Company continued to investigate new opportunities, and currently holds three mineral properties located in BC:

•	on June 8, 2021, the Company entered into a mineral claims purchase agreement to purchase nine mineral claims located near Houston, BC comprising the Maestro property; and

•	on November 5, 2021, the Company entered into a mineral claims purchase agreement to acquire 100% interest in four staked claims from United Mineral Services (“UMS”) and obtained an additional option to purchase 100% of five adjacent claims (“Electrum Option”) owned by an arm’s length third party. These nine mineral claims, located 160 kilometers north of Smithers, BC, are called the Jake Property;

•	on April 7, 2023, one newly acquired claim Jake East was added to the claims block by staking;

•	The Company has completed the purchase of 100% of the Jake Property from UMS by reimbursing UMS $200,000 for its costs to assemble the Property. UMS is a private company owned by Robert Dickinson, a controlling shareholder of Quartz Mountain and a non-arms-length vendor. The Electrum option was fulfilled by Quartz Mountain with a final payment of $75,000 in July 2023. The Electrum claims are now owned 100% by Quartz Mountain, subject to a 2% net smelter return royalty which is capped at $3 million.

•	In April 2022, the Company acquired the Troy property by staking one mineral claim.

•	On March 19, 2024, the Company announced it has agreed under two separate transactions, to purchase a 100% interest in each of the Lone Pine Claim and the North Claim. These two mineral claims are located within the Company’s 100% owned Maestro Property.

The Company does not have any operating revenue and anticipates that it will rely on sales of its equity securities in order to finance its acquisition and exploration activities.

C. MINERAL PROPERTIES

The following information has been summarized from company files. The disclosure has been reviewed by Farshad Shirmohammad, P.Geo., a qualified person.

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

Jake Property

Property Description

On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. (“UMS”) to acquire 100% interest in the Jake mineral property consisting of four staked claims (the “Jake Property”) and obtained an additional option to purchase 100% of five adjacent claims owned by Electrum Resource Corporation (“Electrum”), an arm’s length third party. The Property consists of a block of 12 contiguous mineral claims that cover an area of approximately 3,381 ha. All of the mineral claims currently have Good To Date (Expiry Date) of October 31, 2029, except for Jake East (April 7, 2025) and two newly acquired claims (More Jake and Jake EXT) which were added to the claims block by staking on April 8, 2024 and have expiry date of April 8, 2025.

The Company completed the purchase of 100% of the Jake Property from UMS by reimbursing UMS $200,000 for its costs to assemble the Property. UMS is a private company owned by Robert Dickinson, a controlling shareholder of Quartz Mountain and a non-arms-length vendor. The Electrum option was fulfilled by Quartz Mountain with a final payment of $75,000 in July 2023. The Electrum claims are now owned 100% by Quartz Mountain, subject to a 2% net smelter return royalty which is capped at $3 million.

15

601,500
603,000
604,500
606,000
607,500
609,000
6,238,000
6,236,000
6,234,000
6,232,000
6,230,000
6,228,000
1112329
1071071
1103630
563877
533778
1044410
1112332
1044434
1048335
1048336
1064586
1077221
3 km

Jake Property Claims Map

Jake Property Claims List.

Location and Access

The Jake Property is located 160 km north of Smithers in northwestern BC. Smithers is a hub location for BC Provincial Government services.

The Property, currently only accessible by helicopter, is situated about 14 km southwest of the Valhalla and Suskeena Lodges, located on the Sustut River.

17

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

At the request of Quartz Mountain Resources Ltd., a Report on the Jake Property was prepared for the Company by Charles J. Greig (C.J. Greig & Associates Ltd.) and published in 2022 (the “2022 report”) by Charles J. Greig, P.Geo., who conducted an independent evaluation of the Jake Property, which included a site inspection in October 2021.

The 2022 report concluded that “the Jake Property has been shown to host broad areas of alteration and precious and base metals mineralization characteristic of Cu + Au porphyry-type, as well as low-sulphidation epithermal type and Ag-rich polymetallic vein systems”. Further phased exploration programs, comprising geological mapping, geochemical sampling, IP surveys, and diamond drilling was recommended by the author.

The Company completed approximately 8.5 line-km of Induced Polarization (“IP”) survey on Jake’s high-priority targets during in 2022 and has received government approval for a total of 50 core drilling sites, to be developed within the next five years. Positive IP survey results, indicating the presence of a large-scale, near surface sulphide system, open and expanding to depth, were obtained from surveying the Jake porphyry Cu-Au target area.

In 1973 and 1999, historical drill holes, of which the most westerly ones (73-3 and 99-04) ended in porphyry Cu-Au style mineralization, were drilled shallow and outboard from the newly established targets. The Company developed plans to drill the priority target at Jake during the summer of 2024.

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

Planned Drill pads for 2024 drilling program on Jake targets.

Recent Work

With government approval for a total of 50 core drilling sites, the Company commenced a drill program in June 2024, designed to test multiple geophysical, geochemical and geological targets.

The Company completed 3,418 metres of core drilling in seven holes; core samples have been delivered to ALS Global for analysis and results are pending.

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

On March 19, 2024, the Company announced it has agreed under two separate transactions, to purchase a 100% interest in each of the Lone Pine Claim (Tenure Number 1106400) and the North Claim (Tenure Number 1047568) (the “Acquisitions”).  These two mineral claims total 169 hectares and are located within the Company’s 100% owned Maestro Property located 15km north of the town of Houston, British Columbia.

The Lone Pine mineral claim was purchased from Eagle Plains Resources Ltd., an arms-length vendor, for 750,000 common shares of the Company and a 2% NSR royalty, of which 1.5% can be purchased at any time by payment of $5 million. The shares are subject to a 24-month contractual resale restriction and a further right for the Company to arrange purchasers of the shares in the case of resales after that period. The Lone Pine transaction has been approved by TSX Venture Exchange and closed with the 750,000 common shares of the Company issued on March 20, 2024.

The NORTH mineral claim was purchased from Shawn Merkley, an arms-length vendor, for $24,000, 45,000 common shares of the Company, and a 2% NSR royalty which can be purchased at any time by a payment of $2 million. The transaction has been approved by the TSX Venture Exchange and the cash and common shares will be paid in three equal installments ($8,000 and 15,000 common shares) over two years with the first installment due upon closing ($8,000 cash payment was paid and 15,000 common shares were issued on March 22, 2024).

The Maestro Property consists of a block of 13 contiguous mineral claims. The 13 claims that comprise the Maestro Property cover an area of 2,309.4 ha. All claims are 100% owned by the Company and they are all in good standing.

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

21

Maestro Property location, access, and infrastructure.

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

Geology

The geology of Maestro consists mainly of Lower to Middle Jurassic volcanic and volcaniclastic rocks from the Hazelton Group and, to a lesser amount, Upper Jurassic sedimentary rocks from the Bowser Lake Group.  Both Groups are intruded by stocks and dikes belonging to the Late Cretaceous Bulkley and Tertiary Goosly suites. The Maestro Property covers three known precious and base metal mineralized zones, named Prodigy, Granby and Mineral Hill.  These zones are outbound of the Lone Pine Molybdenum Deposit.

In 2023, Equity Exploration Consultants Ltd. was contracted by Quartz to conduct a detailed stream sediment sampling program, and reconnaissance surface mapping and prospecting review of key prospects at the Maestro project. The contemplated work was completed within the budget and timeframe; 53 silt samples and 12 rock samples were collected from prospective areas and were shipped to ALS Global in North Vancouver for geochemical analysis.

Reviewing the results showed that the Maestro property boasts indications for numerous robust mineral systems. The geochemical footprint of the mineralized centres is widespread approximately 1.5 km by 1.3 km across.

Recent Work

Diamond Drilling at Prodigy Target

During late November and early December 2023, the Company completed 1,445 metres of core drilling in two holes at the Prodigy Au-Ag-Mo-Cu epithermal target on its Maestro Property, located 15 kilometres north of Houston, BC.

•	The Prodigy epithermal deposit target is hosted within an extensive porphyry-type mineral system and is thought by Management to have some geological similarities to that of the Blackwater-Davidson gold-silver deposit of Artemis Gold Inc., located near Vanderhoof, BC.

•	The drill program was completed by Apex Diamond Drilling Ltd. from nearby Smithers, and some 482 core samples have been sent to and received by ALS Global in North Vancouver, BC, for analysis.

•	Results from Quartz’s first two drill holes at the Prodigy Zone on the Maestro Property intersected a high-grade gold-silver lode deposit within multi-generation precious metal mineralization all hosted within a Mo-Cu porphyry environment. Core hole PR-23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and 36 m of 5.73 g/t Au and 87 g/t Ag. Notably, green sericite alteration reminiscent of deposits such as Blackwater-Davidson, which is currently being placed into production, plays a significant role at Prodigy. The discovery is open in multiple directions and at depth, promising significant further potential.

The results represent the discovery of a substantial new Au-Ag system at Maestro, potentially related to the Lone Pine Mo-Cu porphyry deposit located approximately 1km south of the Prodigy discovery.

2023 Prodigy Drill Hole Assay Results from Drill Holes PR-23-02 and PR-23-01.

No work was done on the property in 2024.

Prodigy is located 1km north of the Lone Pine Porphyry Molybdenum Deposit

  Maestro Project Area

Two Hole Scout Drill Program Discovers High Grade Gold-Silver Lode1 at Prodigy

Hole PR-23-02 Intersects High Grade Gold-Silver Lodes Within an Extensive Precious Metals System

25

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

In 2022, Quartz Mountain completed a grid-soil sampling program on the property. The widely spaced soil sampling program was designed to extend the sampling area to the west and southwest, where open-ended anomalous areas were identified by historical geochemical surveys. A follow up program of prospecting, geological mapping and geochemical sampling of the anomalous areas is warranted.

The Widely Spaced Soil Sampling Grid, Completed by QZM in 2022, Detected New Open Copper Anomalies in Soil.

There was no work done on the Troy property in 2023 and 2024.

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

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTSOVERVIEW

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2024, 2023 and 2022 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2024, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A. OPERATING RESULTS

Comprehensive income (loss) for the year ended July 31, 2024 vs. 2023

The Company recorded a loss from operations of $2,542,646 during the current fiscal year (2023 – income of $927,916). The loss incurred in fiscal 2024 was significantly higher compared to the loss incurred in fiscal 2023 was mainly due to increase level of exploration activities in the Maestro and Jake Properties.

The total amount of exploration and evaluation expenditures incurred in the current fiscal year was $2,285,511 (2023 - $96,479). As the Company has commenced exploration projects on the Maestro and Jake Properties during fiscal 2024, the total exploration and evaluation expenditures increased from prior year.

The following table provides a breakdown of the exploration and evaluation expenditures for the current and prior years:

Exploration and evaluation expenses	2024	2023
Assay and analysis	$225,954	$11,845
Drilling	907,694	-
Engineering	562	-
Environmental	466	4,410
Geological	284,834	70,470
Helicopter and fuel	447,828	6,390
Property costs and assessments	1,732	1,646
Site activities	393,350	(10,700)
Socioeconomic	2,330	12,128
Travel and accommodation	20,761	290
Total	$2,285,511	$96,479

The total amount of general and administrative expenses increased in fiscal 2024 compared to that of fiscal 2023 due to increased level of corporate development activities.

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2024	2023
Administrative fees	$52,700	$48,359
Conference and travel	705	-
Insurance	23,481	23,968
IT Services	21,120	12,000
Legal, accounting and audit	58,023	51,818
Office and miscellaneous	37,167	21,920
Regulatory, trust and filing	63,939	32,512
Total	$257,135	$190,577

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

The following table provides a breakdown of the exploration and evaluation expenses incurred:

Exploration and evaluation expenses	2023	2022
Assay and analysis	$11,845	$33,918
Drilling	-	22,455
Environmental	4,410	-
Geological	70,740	243,507
Helicopter and fuel	6,390	55,120
Property costs and assessments	1,646	2,584
Site activities	(10,700)	140,198
Socioeconomic	12,128	4,997
Technical data	-	1,000
Travel and accommodation	290	2,007
Total	$96,479	$514,132

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2023	2022
Administrative fees	$48,359	$44,044
Insurance	23,968	22,963
IT Services	12,000	11,000
Legal, accounting and audit	51,818	31,569
Office and miscellaneous	21,920	75,310
Regulatory, trust and filing	32,512	34,357
Total	$190,577	$219,243

Administrative costs in fiscal 2023 decreased slightly compared to fiscal 2022 as the Company continued to adopt a cost effective approach.

B. LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company’s source of funding has been the issuance of equity securities for cash, primarily through private placements to mainly sophisticated investors and institutions. The Company continues evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company’s continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration of any new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

At July 31, 2024, the Company had an accumulated deficit of $32,073,376 and has a working capital of $1,702,797.

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

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2024.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2024, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

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

D. TREND INFORMATION

The Company currently holds three properties in British Columbia, Canada namely, Maestro, Jake and Troy.

E. OFF – BALANCE SHEET ARRANGEMENTS

Quartz Mountain has no off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2024:

	Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$303,693	$295,693	$8,000	$–
Due to a related party	6,963	6,963	–	–
Lease liability	22,385	12,216	10,169	–
Total	$333,041	$314,872	$18,169	$–

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Robert Dickinson, B.Sc., M.Sc. – Chairman

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He is a former a Director of the BC Mining Museum and a former Trustee of the BC Mineral Resources Education Program.

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

Mr. Clark is, or was within the past five years, a director and officer of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	June 2023	Present
Solar Alliance Energy Inc	Director	February 2019	October 2024
Solar Alliance Energy Inc	Officer	September 2015	October 2024
Venzee Technologies	Director	December 2017	October 2019

Leonie Tomlinson (1964) – Director

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

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Electric Royalties Ltd.	Secretary	June 2020	November 2021
Heatherdale Resources Ltd.	Secretary	June 2013	August 2020
Badlands Resources Inc. (formerly Mineral Mountain Resources Ltd.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quadro Resources Ltd.	Director	July 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	Chairman, President and CEO CEO	February 2019	May 2022
		May 2023	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Re Royalties Ltd.	Secretary	November 2018	October 2022
Taseko Mines Limited	Secretary	July 2008	Present

Sebastian Tang, CPA CA (1976) – Chief Financial Officer

Sebastian Tang is Chartered Professional Accountant (CPA CA) with more than 15 years of professional experience in accountancy and financial reporting. He previously held positions with professional services firms Ernst & Young providing financial auditing services to companies in Asia and the Americas.

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	July 2020	September 2021
CAT Strategic Metals Corp.	Chief Financial Officer	September 2021	May 2024
Lucky Minerals Inc.	Chief Financial Officer	May 2019	March 2020
Global Hemp Group	Chief Financial Officer	May 2020	May 2022

B. COMPENSATION

During the Company’s financial year ended July 31, 2024, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $1,050.

Trevor Thomas, Chairman, President, and CEO, and Sebastian Tang, CFO, are each “Named Executive Officers” of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s most recently completed financial year is as set out below:

During the fiscal year ended July 31, 2024, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Name and principal position	Fiscal year	Salary ($)	Share-based awards ($)	Option based awards ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Trevor Thomas, CEO (1)	2024	7,245	Nil	Nil	Nil	Nil	7,245
	2023	4,139	Nil	Nil	Nil	Nil	4,139
	2022	5,711	Nil	Nil	Nil	Nil	5,711
Sebastian Tang, CFO (2)	2024	12,000	Nil	Nil	Nil	Nil	12,000
	2023	12,000	Nil	Nil	Nil	Nil	12,000
	2022	12,000	Nil	Nil	Nil	Nil	12,000

Note (1) Mr. Thomas replaced Mr. Dickinson as CEO on April 24, 2023

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company’s most recently audited financial year ended July 31, 2024, is as set out below:

Name	Fees earned (1) ($)	Share- based awards ($)	Option -based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Albert Basile(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Clark(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Matthew Dickinson	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Dickinson(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	January 2016 and onward, fees were reduced to $nil.
(2)	These directors are members of the Audit Committee.

Pension and Retirement Benefits

Neither the Company nor its subsidiary provides any pension, retirement, or similar benefits.

C. BOARD PRACTICES

On February 15, 2019, Robert Dickinson resigned as Executive Chairman and Trevor Thomas was appointed Chairman, President, and CEO, and Matthew Dickinson was appointed director. All directors have a term of office expiring at the next annual general meeting of the Company’s shareholders. All officers have a term of office lasting until their removal or replacement by the Board of Directors. On May 31, 2022, Robert Dickinson replaced Trevor Thomas as Chairman and CEO, and Leonie Tomlinson replaced Trevor Thomas as President. In addition, on October 21, 2022 Albert Basile was appointed as a director (independent). On May 30, 2023, Trevor Thomas replaced Robert Dickinson as CEO and Leonie Tomlinson resigned as director and president. On June 28, 2023, Michael Clark was appointed as a director of the Company.

Directors Service Contracts

There is no written employment contract between the Company and any director.

There is no service contract between any director of the Company and the Company which provides for any benefits upon termination of employment.

Audit Committee

Composition of Audit Committee

The members of the Audit Committee are Albert Basile, Robert Dickinson and Michael Clark (Chair).

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

All members are experienced businesspersons with corporate finance experience. See disclosure under “A. Directors and Senior Management” above.

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

D. EMPLOYEES

At November 28, 2024, the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company’s functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – “Major Shareholders and Related Party Transactions“).

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at November 28, 2024, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 5,978,546 common shares or 12.88%.

As at November 28, 2024, the Company’s directors and officers beneficially own the following number of the Company’s common shares:

Name of Insider	Securities Beneficially Owned	As a % of outstanding common shares
Robert Dickinson

21,418,184(Common Shares owned directly), 750,000 (Common Shares held by United Mineral Services Ltd.), 750,000 (Share purchase warrants held by United Mineral Services Ltd.), 2,100,000 (Share purchase options held by United Mineral Services Ltd.)

Matthew Dickinson	6,728,546(Common Shares), 2,100,000 (Share purchase options)
Sebastian Tang	200,000 (Share purchase options)	Nil
Trevor Thomas	200,000 (Share purchase options)
Albert Basile	200,000 (Share purchase options)	Nil

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

As of November 28, 2024, Quartz Mountain had authorized unlimited common shares without par value, of which 58,868,030 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company’s common stock as of November 28, 2024, by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Robert A. Dickinson	22,168,184	37.66%
Matthew Dickinson	6,728,546	11.43%
The Sutton Group, Inc.	15,000,000	25.48%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of November 28, 2024, Quartz Mountain’s register of shareholders indicates that Quartz Mountain’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	150	58,424,741	99.25%
United States	1,464	431,724	0,73%
Other	13	11,565	0.02%
Total	1,627	58,868,030	100%

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

B. RELATED PARTY TRANSACTIONS

Except as disclosed herein, since the beginning of its last fiscal year ended July 31, 2024, Quartz Mountain has not:

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

During the fiscal year ended July 31, 2024, the Company had transactions totaling $119,240 (2023 - $83,215; 2022 - $83,241) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

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

ITEM 8 FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain’s audited consolidated annual financial statements as at and for the year ended July 31, 2024, 2023 and 2022 are attached in Exhibit 99.1 to this Annual Report.

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

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest cent, of the Company’s common shares on the TSX-V and on the OTC Pink Market:

	TSX-V		OTC
Fiscal year ended July 31	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
2024	0.62	0.14	0.41	0.03
2023	0.30	0.20	0.21	0.015
2022	0.39	0.18	0.29	0.00
2021	0.31	0.12	0.19	0.10
2020	0.45	0.05	0.23	0.04
2019	0.27	0.09	0.23	0.08
2018	0.50	0.22	0.40	0.00
2017	0.04	0.13	0.23	0.07

	TSX-V		OTC
Fiscal Quarter	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Q4, 2024	0.59	0.40	0.41	0.15
Q3, 2024	0.62	0.18	0.16	0.15
Q2, 2024	0.26	0.14	0.16	0.06
Q1, 2024	0.28	0.17	0.20	0.03
Q4, 2023	0.25	0.22	0.18	0.02
Q3, 2023	0.29	0.25	0.18	0.02
Q2, 2023	0.30	0.22	0.03	0.02
Q1, 2023	0.27	0.20	0.21	0.03

	TSX-V		OTC
Month	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
October 2024	0.50	0.35	0.56	0.17
September 2024	0.52	0.43	0.56	0.35
August 2024	0.49	0.43	0.20	0.20
July 2024	0.55	0.44	0.20	0.20
June 2024	0.58	0.44	0.35	0.20
May 2024	0.59	0.35	0.41	0.15

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

On December 30, 2011, the Company acquired a qualifying property and was relisted on the main board of the TSX Venture Exchange, trading under the symbol QZM. The Company continues to trade on the OTC Pink Market under the symbol QZMRF.

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

Quartz Mountain’s material contracts as of November 28, 2024, are:

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

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended July 31, 2024, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”“), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency”“ other than the U.S. Dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFI”“, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2020, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).”“Gross income” generally includes all sales revenues less the cost of goods sold, and income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related person” (as defined in Section 954(d) (3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFI’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions”“ as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund”“ or “QE”“ under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to- Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”“

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest”“ which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earning”“ are the excess of (a)”“earnings and profit”“ over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”“ which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profit”“ of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a timely and effective election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly trade”“ for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules”“

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated earnings and profit of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated earnings and profit of the Company, such distribution will be treated first as a tax- free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of common share” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends” received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on net investment income including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s foreign source taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a dividend may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing on EDGAR at http://www.sec.gov/, or at the offices of the Company, 14th Floor–- 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department. Copies of the Company’s IFRS financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedarplus.ca.

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

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report on Form 20-F, an evaluation was carried out with the participation of the Company’s management, including the Chief Executive Officer “CEO”) and the Chief Financial Officer “CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 20-F, the Company’s disclosure controls and procedures were effective in providing reasonable assurance that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of July 31, 2023, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of July 31, 2023.

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

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including its CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are Albert Basile, Robert Dickinson and Michael Clark. The Board of Directors has determined that Mr. Clark qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Clark and Mr. Basile are “independent”, as that term is defined in section 803 of the NYSE MKT Company Guide.

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

Services:	Year ended
	July 31, 2024	July 31, 2023
Audit Fees (1)	$25,000(estimate)	$20,000
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$25,000(estimate)	$20,000

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

From time to time, management of the Company recommends to and requests approval from the Audit Committee for non-audit services to be provided by the Company’s auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the year ended July 31, 2024.

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2024, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

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
99.1

Independent Auditor’s Report, dated November 28, 2024;

Statements of financial position as at July 31, 2024, and July 31, 2023;

Statements of income (loss) and comprehensive income (loss) for the years ended July 31, 2024, July 31, 2023, and July 31, 2022;

Statements of cash flows for the years ended July 31, 2024, July 31, 2023, and July 31, 2022; and

Statements of changes in shareholders’ equity (deficiency) for the years ended July 31, 2024, July 31, 2023, and July 31, 2022;

Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Trevor Thomas
Trevor Thomas
Chief Executive Officer
Dated: November 28, 2024

