Form 20-F
period 2025-07-31
QUARTZ MOUNTAIN RESOURCES LTD
filed 2025-12-01
CIK 811522

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2025

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
Sebastian Tang, Chief Financial Officer Facsimile No.: 604-639-9209 14th Floor, 1040 West Georgia Street Vancouver, British Columbia, Canada, V6E 4H1
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

69,648,030 common shares as of July 31, 2025

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

Except as noted, the information set forth in this Annual Report is as of November 26, 2025 and all information included in this document should only be considered correct as of such date.

This annual report includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its filings with the United States Securities and Exchange Commission.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an annual report.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended July 31, 2025 and July 31, 2024, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”).

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

	Year ended July 31, 2025	Year ended July 31, 2024	Year ended July 31, 2023	Year ended July 31, 2022	Year ended July 31, 2021
Sales revenue	$–	$–	$–	$–	$–
Loss from operating expenses	$3,560,819	$2,542,646	$927,916	$1,132,515	$254,168
Loss (income) and comprehensive loss (income)	$3,473,539	$2,436,802	$910,427	$995,066	$116,419
Basic loss (earnings) per common share	$0.06	$0.05	$0.02	$0.03	$0.00
Diluted loss (earnings) per common share	$0.06	$0.05	$0.02	$0.02	$0.00
Dividends per share	$-	$-	$–	$–	$–
Working capital	$2,881,768	$1,694,797	$71,389	$40,912	$117,847
Total assets	$4,194,982	$3,014,035	$863,601	$842,553	$598,556
Shareholder’s deficiency (equity)	$(3,910,539)	$(2,680,994)	$(790,698)	$(510,265)	$(463,515)
Share capital	$37,607,312	$33,312,270	$28,995,261	$28,445,261	$27,599,806
Shares outstanding	69,648,030	58,868,030	43,864,141	41,114,141	31,205,049

Currency and Exchange Rates

On November 27, 2025 the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.4034.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by Bank of Canada for the conversion of Canadian dollars per U.S. dollar.

	For the fiscal year ended July 31, (Canadian Dollars per U.S. Dollar)
	2025	2024	2023	2022	2021
End of Period	1.3844	1.3809	1.3177	1.2824	1.2462
Average for the Period (1)	1.3952	1.3593	1.3419	1.2691	1.2741
High for the Period	1.4603	1.3875	1.3856	1.3138	1.3404
Low for the Period	1.3460	1.3205	1.2753	1.2329	1.2040

(1) The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollars per U.S. Dollar)
Month	High	Low
October 2025	1.4048	1.3916
September 2025	1.3941	1.3748
August 2025	1.3897	1.3742
July 2025	1.3844	1.3575
June 2025	1.3707	1.3558

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. The Company is subject to the highly speculative nature of the resource industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this document.

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

Changes in Local Legislation or Regulation

Any mining and processing operations that may be acquired and any exploration activities that might be conducted would be subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension, or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances. The government currently has in place or may in the future implement laws, regulations, policies or agreement that may affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

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

The Company is working to establish positive relationships with First Nations.  As part of this process the Company may enter into agreements, commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could impact any expected earnings.

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

The Company was relisted on the TSX-V on December 30, 2011.

Currently, the Company's common shares trade on the TSX-V under the symbol QZM. On August 20, 2025, the Company announced that its common shares have been uplisted from OTC Pink market to the OTCQB® Venture Market (“OTCQB”) under the symbol QZMRF.

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

Work was also conducted at the Galaxie Project in 2012 and 2013 but, largely because of the prevailing difficult market conditions for mineral exploration companies, the Company was unable to secure a joint venture or option agreement to further advance exploration. As a result, during the year ended July 31, 2016, three mineral claims were returned to a vendor and the remaining mineral claims comprising the property were allowed to lapse subsequent to year-end.

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

To continue to hold the claims after one year, a claimholder must perform technical or physical assessment work on the claims and file a report detailing the work and the results or pay cash in lieu of performing assessment work. The cost of the work performed and reported is applied to extend the expiry dates of the claims. The exploration expenditure required to maintain claims is $5/ha per year for years 1 and 2, $10/ha per year for years 3 and 4, $15/ha per year for years 5 and 6, and thereafter $20 per year. If a claimholder elects to pay cash in lieu, the cost is twice that of required exploration expenditures.

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

The Property consists of a block of 14 contiguous mineral claims that cover an area of approximately 6,731 ha. 12 primary mineral claims within the Jake claim block currently have Good To Date (Expiry Date) of December 31, 2034; two recently staked mineral claims (JTC1 and JTC2) have Good To Date of April 30, 2027. All claims’ information are listed in the Table below.

UMS is a private company owned by Robert Dickinson, a controlling shareholder of Quartz Mountain and a non-arm’s-length vendor.

The total cash consideration that the Company was required to pay UMS was $200,000, according to the following schedule: $50,000 immediately on the date of receipt of TSX Venture Exchange conditional approval of this transaction (“TSX-V Approval Date”); $50,000 on or before the date that is six months after the TSX-V Approval Date; $50,000 on or before the date that is twelve months after the TSX-V Approval Date and $50,000 on or before the date that is eighteen months after the TSX-V Approval Date.

The Company was also required to make payments of $125,000 to Electrum in connection with the acquisition of Jake Property. In May 2022, the Company obtained the TSX Venture Exchange approval for this acquisition.

During the year ended July 31, 2023, the Company made all cash payments required and earned 100% interest in Jake Property.

The five mineral claims previously owned by Electrum are subject to a 2% net smelter return royalty which is capped at $3 million.

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

17

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

At the request of Quartz Mountain Resources Ltd., a Report on the Jake Property was prepared for the Company by Charles J. Greig (C.J. Greig & Associates Ltd.) and published in 2022 (the “2022 report”) by Charles J. Greig, P.Geo., who conducted an independent evaluation of the Jake Property, including a site inspection in October 2021.

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

In 1973 and 1999, historical drill holes, of which the most westerly ones (73-3 and 99-04) ended in porphyry Cu-Au style mineralization, were drilled shallow and outboard from the newly established targets. The Company completed 7 holes totalling 3,418 meters in 2024.

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

Pronounced Jake Gossan Indicates the Presence of a Large Mineral System.

Recent Work

On January 14, 2025, the Company announced the results of a seven-hole, 3,418-meter scout core drilling program, and the discovery of a new copper-gold silver porphyry system.

Drill holes JK24-01 to JK24-04, and JK24-06 were drilled on an angle to vector into the vicinity of a possible concealed copper-gold porphyry system, along with testing epithermal mineralization potentially related to a porphyry centre. Both drillholes JK24-05 and JK24-07 were drilled at a subvertical orientation testing the potential for a concealed copper-gold porphyry system in the centre of concentrically zoned alteration and mineralization.

The discovery of a new copper-gold porphyry system at Jake was highlighted by drill hole JK24-05, shown in the table below:

Notes to the table:

1.	Widths reported are drill widths, such that true thicknesses are unknown.

2.	All assay intervals represent length-weighted averages.

3.	Some figures may not sum exactly due to rounding.

4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$2000/oz., Ag US$25/oz, and Mo US$15.00/lb, and conceptual recoveries of: Cu 85%, Au 75%, Ag 70% and Mo 82%. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t \* (Au recovery / Cu recovery) \* (Au $ per oz./31.1034768 / Cu $ per lb. \* 22.04623)) + ((Ag g/t \* (Ag recovery / Cu recovery) \* (Ag $ per oz./ 31.1034768 / Cu $ per lb. \* 22.04623)) + ((Mo% \* (Mo recovery / Cu recovery) \* (Mo $ per lb.) / Cu $ per lb.)).

Based on its successful drilling program, Quartz has also acquired a 100% interest in mineral claims capturing an entire new potential BC porphyry copper-gold district surrounding the Jake discovery.

Maestro Property

Property Description

On June 8, 2021, the Company entered into a mineral claims purchase agreement with a third party vendor to purchase nine mineral claims located near Houston, British Columbia, for $105,000 in cash and 1,000,000 shares in the capital of the Company.

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

The NORTH mineral claim was purchased from Shawn Merkley, an arms-length vendor, for $24,000, 45,000 common shares of the Company, and a 2% NSR royalty which can be purchased at any time by a payment of $2 million. The transaction has been approved by TSX Venture Exchange and the cash and common shares were settled in three equal installments ($8,000 and 15,000 common shares) over two years with the first installment due upon closing ($8,000 cash payment was paid and 15,000 common shares were issued on March 22, 2024). On March 6, 2025, the cash payments of $16,000 for the second and third instalment were paid and 30,000 common shares were issued on March 12, 2025.

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

22

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

Geology

The geology of Maestro consists mainly of Lower to Middle Jurassic volcanic and volcaniclastic rocks from the Hazelton Group and, to a lesser amount, Upper Jurassic sedimentary rocks from the Bowser Lake Group.  Both Groups are intruded by stocks and dikes belonging to the Late Cretaceous Bulkley and Tertiary Goosly suites. The Maestro Property covers three known precious and base metal mineralized zones, named Prodigy, Granby and Mineral Hill.  These zones are outbound of the Lone Pine Molybdenum Deposit which is internal to the property.

Maestro Property 1st Vertical Derivative of Total Magnetic Intensity

During October 2021, the Company contracted Hardline Exploration Corp. (“HEC”) of Smithers, BC, to conduct a geochemical soil-sampling program on the Company’s 100%-owned Maestro Property. The 614-sample geochemical soil survey (100m x 100m grid) was implemented based on the extensive review and compilation of historical data and covered all three mineralized zones within the Maestro Property.

24

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

Reviewing the results showed that the Maestro property boasts indications for numerous robust mineral systems. The geochemical footprint of the Prodigy, Lone Pine, Mineral Hill and Granby mineralized centres is widespread approximately 1.5 km by 1.3 km across.

Initial results from one of the newly identified mineralized zones, Road Zone, corroborate historical samples with highly anomalous silver and widespread quartz veins. The Road Zone may host an underexplored opportunity for additional intrusion-related precious metal mineralization and should be followed up with surface geological, geochemical, and geophysical work.

Sequential Phases of Diamond Drilling at Prodigy Target

•

During late November and early December 2023, the Company completed 1,445 metres of Phase 1 core drilling in two holes at the Prodigy Au-Ag-Mo-Cu epithermal target on its Maestro Property, located 15 kilometres north of Houston, BC.

•

The Prodigy epithermal deposit target is hosted within an extensive porphyry-type mineral system and is thought by Management to have some geological similarities to that of the Blackwater-Davidson gold-silver deposit of Artemis Gold Inc., located near Vanderhoof, BC.

•	The drill program was completed by Apex Diamond Drilling Ltd. from nearby Smithers, and some 482 core samples were sent to and received by ALS Global in North Vancouver, BC, for analysis.
•

Results from Quartz’s first two drill holes at the Prodigy Zone on the Maestro Property intersected a high-grade gold-silver lode deposit within multi-generation precious metal mineralization all hosted within a Mo-Cu porphyry environment.

•

Core hole PR23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and 36 m of 5.73 g/t Au and 87 g/t Ag. Notably, green sericite alteration reminiscent of deposits such as Blackwater Gold-Silver Mine, which is currently being placed into production, plays a significant role at Prodigy. The discovery is open in multiple directions and at depth, promising significant further potential.

Legend
Hydrothermal Brecciation and Mineralization
Andesite (Main Host Rock)
Intrusive / Host Rock Interface
AgEQ g/t
0 – 10
10 – 50
50 – 100
> 150
Highlighted Composites
A
B
BDQ-08-04
BDQ-08-05
PR-23-02
Elevation (m)
800
700
600
500
400
100
1.33 g/t AuEQ5(a) or 103 g/t AgEQ5(b)
(0.78 g/t Au, 36 g/t Ag, 0.029 % Mo)
over 351 metres
3.49 g/t AuEQ or 270 g/t AgEQ
(2.22 g/t Au, 104 g/t Ag, 0.029 % Mo)
over 102 metres
8.01 g/t AuEQ or 752 g/t AgEQ
(1.23 g/t Au, 586 g/t Ag, 0.060 % Mo)
over 12 metres
6.69 g/t AuEQ or 471 g/t AgEQ
(5.73 g/t Au, 87 g/t Ag, 0.013 % Mo)
over 36 metres
200 Metres

Hole PR23-02 Intersects High Grade Gold-Silver Lodes Within an Extensive Precious Metals System

Immediately after the completion of the drilling program, a downhole geophysical survey was conducted over the discovery hole PR23-02, to test the geophysical signature of the intercepted mineralization.

The second geophysical survey after the 2023 drilling program was carried out during October and November 2024. All newly and historically drilled areas of the Maestro Property were tested by approximately 30 line-kilometer of geophysical survey, to define the mineralization trend and provide delineation drill targets.

Recent Work

A Phase 2 drill program was completed at the Prodigy gold-silver discovery on its Maestro Property during early 2025. All four holes, PR25-03 through PR25-06, returned broad intervals of precious and base metals mineralization, starting from a shallow depth. The results represent a successful follow-up to previously announced discovery drilling and the initial start to delineation of a substantial new epithermal Au-Ag system at Maestro.

Drill intersections indicate strong potential for both bulk tonnage and high-grade mineralization. The Prodigy Au-Ag system remains open in all directions promising signiﬁcant upside and expansion potential. The Phase 3 drilling program was completed during June through August, 2025 and comprised seven holes (PR25-07 through PR25-13) totalling 3,885 meters. Quartz’s sequential drill programs (Phases 1 through 3) at Prodigy now total 8,346 meters across 13 holes (PR23-01 through PR25-13). This drilling has intersected three distinct types of mineralization which are closely integrated. Quartz plans to mobilize Phase 4 drilling in early February, 2026 to continue further systematic delineation of Prodigy

TABLE 1									
Drill Hole Number	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	AuEQ[4] (g/t)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (%)
PR23-01		51.0	252.0	**201.0**	**0.53**	0.18	18	0.010	0.05
	incl	51.0	96.0	**45.0**	**0.74**	0.24	28	0.015	0.05
	incl	153.0	240.0	**87.0**	**0.62**	0.25	19	0.007	0.07
		279.0	282.0	**3.0**	**3.95**	0.65	215	0.002	0.46
		375.0	393.0	**18.0**	**0.54**	0.09	1	0.065	0.03
PR23-02		81.0	279.0	**198.0**	**0.47**	0.20	10	0.014	0.04
	incl	225.0	279.0	**54.0**	**0.94**	0.59	16	0.016	0.04
		324.0	759.0	**435.0**	**1.22**	0.65	30	0.025	0.04
	incl	324.0	675.0	**351.0**	**1.47**	0.78	36	0.029	0.05
	and	537.0	639.0	**102.0**	**3.80**	2.22	104	0.029	0.09
	and	537.0	549.0	**12.0**	**9.63**	1.23	586	0.060	0.61
	and	603.0	639.0	**36.0**	**6.93**	5.73	87	0.013	0.05
PR25-03		87.5	690.9	**603.4**	**0.56**	0.25	12	0.020	0.03
	incl	87.5	258.7	**171.1**	**0.70**	0.22	24	0.017	0.06
	and	87.5	123.0	**35.5**	**0.93**	0.18	41	0.013	0.12
	and	157.0	258.7	**101.7**	**0.77**	0.29	23	0.020	0.05
	and	200.0	258.7	**58.7**	**0.93**	0.41	25	0.025	0.04
	incl	365.6	541.0	**175.4**	**0.66**	0.30	9	0.035	0.03
	and	390.0	528.0	**138.0**	**0.71**	0.33	10	0.034	0.03
	and	456.0	484.5	**28.5**	**1.02**	0.51	11	0.055	0.04
	and	504.3	528.0	**23.7**	**0.93**	0.47	22	0.024	0.04
	incl	567.0	612.0	**45.0**	**0.72**	0.45	17	0.004	0.03
	incl	660.3	690.9	**30.7**	**0.72**	0.43	8	0.030	0.01
PR25-04		16.6	99.0	**82.4**	**0.56**	0.08	15	0.032	0.07
	incl	63.0	99.0	**36.0**	**0.79**	0.12	26	0.031	0.12
		138.0	172.0	**34.0**	**0.44**	0.07	11	0.012	0.11
		259.0	663.9	**404.9**	**0.52**	0.16	9	0.032	0.03
	incl	270.0	311.7	**41.7**	**0.60**	0.16	24	0.014	0.04
	incl	341.7	663.9	**322.2**	**0.55**	0.18	8	0.036	0.03
	and	341.7	378.0	**36.3**	**0.64**	0.21	21	0.017	0.05
	and	341.7	347.6	**5.9**	**2.21**	0.51	104	0.015	0.23
	and	393.0	480.0	**87.0**	**0.70**	0.26	13	0.033	0.06
	and	534.0	546.0	**12.0**	**1.75**	0.29	44	0.119	0.14
PR25-05		225.0	671.1	**446.1**	**0.51**	0.18	5	0.037	0.03
	incl	323.0	660.0	**337.0**	**0.60**	0.23	6	0.042	0.03
	and	414.0	671.1	**257.1**	**0.69**	0.29	8	0.044	0.02
	and	414.0	561.0	**147.0**	**0.85**	0.33	8	0.062	0.03
	and	609.0	660.0	**51.0**	**0.71**	0.43	14	0.016	0.02
PR25-06[B]		240.0	420.0	**180.0**	**0.42**	0.17	8	0.016	0.04
	incl	240.0	279.0	**39.0**	**0.89**	0.34	26	0.014	0.10
		480.0	643.0	**163.0**	**0.37**	0.06	2	0.045	0.01

Table 1. Quartz Phase One and Phase Two Prodigy “Eye” Assay Results, Represent the Discovery of a Substantial New Au-Ag System at Maestro.

Table 2. Quartz Phase One and Phase Three Prodigy Assay Results.

Footnotes to Tables 1 and 2:

1.	Width reported are drill widths, such that true thicknesses are unknown.

2.	All assay intervals represent length-weighted averages.

3.	Some figures may not sum exactly due to rounding.

4.

Gold equivalent (AuEQ) calculations use metal prices of: Au US\$1,800.00/oz, Ag US\$22.00/oz, Mo US\$17.00/lb and Cu US\$4.00/lb. and conceptual recoveries of: Au 80%, Ag 80%, Mo 75%, and Cu 75%. Conversion of metals to an equivalent gold grade based on these metal prices is relative to the gold price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized gold recovery. The metal equivalencies for each metal are added to the gold grade. The general formula is: AuEQ g/t NMV = (Au g/t) + (Ag recovery / Au recovery) \* (Ag \$ per oz. / Au \$ per oz. \* Ag g/t)) + ((Mo recovery / Au recovery) \* (Mo % \* Mo \$ per lb. \* 22.0462) / (Au \$ per oz. / 31.10348)) + (Cu recovery / Au recovery) \* (Cu % \* Cu \$ per lb. \* 22.0462) / (Au \$ per oz. / 31.10348)).

Prodigy “Eye” Drill Hole Plan Map, showing historical, and Quartz’s Phase 1 and 2 drill collar locations.

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended July 31, 2025, 2024 and 2023 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The required disclosure is provided in note 2 of the accompanying audited financial statements as of and for the year ended July 31, 2024, which are presented in Exhibit 99.1 of this Annual Report on Form 20-F.

A. OPERATING RESULTS

Comprehensive income (loss) for the year ended July 31, 2025 vs. 2024

The Company recorded loss from its operations of $3,560,819 during the current fiscal year (2024 – $2,542,646). The loss incurred in fiscal 2025 was higher compared to the loss incurred in fiscal 2024 due to the commencement of the delineation drilling program for the Maestro Project in British Columbia in late February 2025.

The total amount of exploration and evaluation expenditures incurred in the current fiscal year was $2,616,260 (2024 – 2,285,511). The Company commenced its 1,445 metres of core drilling in two holes of its Maestro property and the Jake Properties during the year ended July 31, 2024. As such, the total costs of exploration and evaluation were higher in the current fiscal year compared with the prior year.

The following table provides a breakdown of the exploration and evaluation expenses incurred:

Exploration and evaluation expenses	2025	2024
Assay and analysis	$212,497	$225,954
Drilling	1,487,489	907,694
Engineering	-	562
Environmental	8,096	466
Geological	441,570	284,834
Helicopter and fuel	-	447,828
Property costs and assessments	15,669	1,732
Site activities	406,947	393,350
Socioeconomic	-	2,330
Travel and accommodation	43,992	20,761
Total	$2,616,260	$2,285,511

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2025	2024
Administrative fees	$57,934	$52,700
Conference and travel	405	705
Insurance	24,929	23,481
IT Services	33,640	21,120
Legal, accounting and audit	144,183	58,023
Office and miscellaneous	181,072	37,167
Regulatory, trust and filing	85,654	63,939
Total	$527,817	$257,135

The total amount of general and administrative expenses increased in fiscal 2025 compared to that of fiscal 2024 due to all the related costs revolving around financing and increased field operations to explore the substantial Prodigy Discovery on the Maestro Project in British Columbia in April 2024.

Equity-settled share-based compensation	2025	2024
Total	$416,742	$-

The equity-settled share-based compensation incurred during the year ended July 31, 2025 was related to the two stock option grants to the consultants of the Company:

(1)	the recognition of the share-based compensation for the grant of 500,000 stock options issued on January 15, 2025 with an exercise price of $0.435 and the expiry date on January 15, 2030;

(2)	the recognition of the share-based compensation for the grant of 500,000 stock options issued on April 24, 2025 with an exercise price of $0.77 and the expiry date on April 24, 2028;

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

The following table provides a breakdown of the administration costs incurred:

General and Administration costs	2024	2023
Administrative fees	$52,700	$46,359
Conference and travel	705	-
Insurance	23,481	23,968
IT Services	21,120	12,000
Legal, accounting and audit	58,023	51,818
Office and miscellaneous	37,167	23,920
Regulatory, trust and filing	63,939	32,512
Total	$257,135	$190,577

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

At July 31, 2025, the Company had an accumulated deficit of $35,546,915 and has a working capital of $2,881,768.

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

Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2025.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2025, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following obligations existed at July 31, 2025:

	Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years
Amounts payable and other liabilities	$266,815	$266,815	$–	$–
Due to a related party	4,459	4,459	–	–
Lease liability	10,169	10,169	–	–
Total	$281,443	$281,443	$–	$–

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Robert Dickinson, B.Sc., M.Sc. – Chairman

Robert Dickinson is a mining executive who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He is a former a Director of the BC Mining Museum and a former Trustee of the BC Mineral Resources Education Program.

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

Matthew Dickinson (1997) – Director

Matthew Dickinson is a McGill University graduate, where he studied Management of Information Systems and Computer Science. He is currently working as a Software Developer for Genesis Advanced Technology, a development stage industrial hardware company, and is consulting for Genesis Robotics where he builds software to support the firms commercialization efforts. Additionally he has background in early-stage venture financing and product strategy.

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

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Electric Royalties Ltd.	Secretary	June 2020	November 2021
Heatherdale Resources Ltd.	Secretary	June 2013	August 2020
Badlands Resources Inc. (formerly Mineral Mountain Resources Ltd.)	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quadro Resources Ltd.	Director	July 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	Chairman and CEO	February 2019	May 2022
	CEO	May 2023	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Re Royalties Ltd.	Secretary	November 2018	October 2022
Taseko Mines Limited	Secretary	July 2008	Present

Sebastian Tang, CPA CA (1976) – Chief Financial Officer

Sebastian Tang is Chartered Professional Accountant (CPA CA) with more than 15 years of professional experience in accountancy and financial reporting. He previously held positions with professional services firms Ernst & Young providing financial auditing services to companies in Asia and the Americas.

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	July 2020	September 2021
CAT Strategic Metals Corp.	Chief Financial Officer	September 2021	May 2024
Quartz Mountain Resources Ltd.	Chief Financial Officer	August 2020	Present
Lucky Minerals Inc.	Chief Financial Officer	May 2019	March 2020
Global Hemp Group	Chief Financial Officer	May 2020	May 2022

B. COMPENSATION

During the Company's financial year ended July 31, 2025, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $1,050.

Trevor Thomas, Chairman and CEO, and Sebastian Tang, CFO, are each "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's most recently completed financial year is as set out below:

During the fiscal year ended July 31, 2025, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Name and principal position	Fiscal year	Salary ($)	Share-based awards ($)	Option based awards ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Trevor Thomas, CEO (1)	2025	12,215	Nil	Nil	Nil	Nil	12,215
	2024	7,245	Nil	Nil	Nil	Nil	7,245
	2023	4,139	Nil	Nil	Nil	Nil	4,139
Sebastian Tang, CFO (2)	2025	12,000	Nil	Nil	Nil	Nil	12,000
	2024	12,000	Nil	Nil	Nil	Nil	12,000
	2023	12,000	Nil	Nil	Nil	Nil	12,000

Note (1) Mr. Thomas replaced Mr. Dickinson as CEO on April 24, 2023

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently audited financial year ended July 31, 2025, is as set out below:

Name	Fees earned(1) ($)	Share- based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Albert Basile(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Clark(1)	10,505	Nil	Nil	Nil	Nil	Nil	10,505
Matthew Dickinson	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Dickinson(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	These directors are members of the Audit Committee.

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

Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Form 20-F, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

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

If required, the Committee shall annually review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Form 20-F. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein, and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

If required, the Committee shall annually review management’s internal control report and the independent auditor’s assessment of the internal controls and procedures prior to the filing of the AIF/Form 20-F.

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

D. EMPLOYEES

At November 27, 2025, the Company had no employees and had contracted staff on an as-needed basis. The directors of the Company primarily administer the Company's functions through the employees of HDSI, a private company with certain directors in common with the Company (see Item 7 – "Major Shareholders and Related Party Transactions").

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at November 27, 2025, the directors and officers of Quartz Mountain and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 29,841,040 common shares or 42.61%.

As at November 27, 2025, the Company's directors and officers beneficially own the following number of the Company's common shares:

Name of Insider	Securities Beneficially Owned	As a % of outstanding common shares
Robert Dickinson	22,968,185(Common Shares owned directly), 750,000 (Common Shares held by United Mineral Services Ltd.), 2,100,000 Share purchase options)	33.66%
Matthew Dickinson	7,085,689(Common Shares), 2,100,000 (Share purchase options)	10.12%
Michael Clark	10,000 (Common Shares), 200,000 (Share purchase options)	0.01%
Sebastian Tang	200,000 (Share purchase options)	Nil
Trevor Thomas	200,500 (Common Shares	Nil
Albert Basile	10,000 (Common Shares), 200,000 (Share purchase options)	0.01%

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

As of November 27, 2025, Quartz Mountain had authorized unlimited common shares without par value, of which 70,463,915 were issued and outstanding. The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of November 27, 2025, by each shareholder known to be the beneficial owner of more than 5% of the common stock.

Identity of Person or Group	Shares	Percentage Beneficially Owned of Class
Robert Dickinson	22,968,185	32.60%
Matthew Dickinson	7,085,689	10.06%
The Sutton Group, Inc.	18,700,000	26.54%

All of the common shares have the same voting rights and no major shareholders of the Company have different voting rights.

Geographic Breakdown of Shareholders

As of July 31, 2025, Quartz Mountain’s register of shareholders indicates that Quartz Mountain’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	161	64,694,194	92.89%
United States	1,476	2,481,457	3,56%
Other	16	2,472,379	3.55%
Total	1,653	69,648,030	100%

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

B. RELATED PARTY TRANSACTIONS

Except as disclosed herein, since the beginning of its last fiscal year ended July 31, 2025, Quartz Mountain has not:

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

HDSI also incurs third‐party costs on behalf of the Company. Such third party costs include, for example, directors and officers’ insurance, travel, conferences, and communication services. Third‐ party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

During the fiscal year ended July 31, 2025, the Company had transactions totaling $177,633 (2024 - $119,240; 2023 - $83,215) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

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

During the year ended July 31, 2025, the Company paid $11,140 (2024 - $16,701) of service fees to UMS.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Quartz Mountain’s audited consolidated annual financial statements as at and for the year ended July 31, 2025, 2024 and 2023 are attached in Exhibit 99.1 to this Annual Report.

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

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Trading Markets

The following tables set forth for the periods indicated the price history, rounded to nearest cent, of the Company’s common shares on the TSX-V and on the OTC Grey Market:

	TSX-V		OTC
Fiscal year ended July 31	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
2025	0.80	0.34	0.41	0.03
2024	0.62	0.14	0.41	0.03
2023	0.30	0.20	0.21	0.015
2022	0.39	0.18	0.29	0.00
2021	0.31	0.12	0.19	0.10
2020	0.45	0.05	0.23	0.04
2019	0.27	0.09	0.23	0.08
2018	0.50	0.22	0.40	0.00
2017	0.04	0.13	0.23	0.07

	TSX-V		OTC
Fiscal Quarter	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
Q4, 2025	0.80	0.58	0.70	0.35
Q3, 2025	0.80	0.45	0.57	0.04
Q2, 2025	0.52	0.34	0.40	0.04
Q1, 2025	0.52	0.35	0.56	0.17
Q4, 2024	0.59	0.40	0.41	0.15
Q3, 2024	0.62	0.18	0.16	0.15
Q2, 2024	0.26	0.14	0.16	0.06
Q1, 2024	0.28	0.17	0.20	0.03

	TSX-V		OTC
Month	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
October 2025	0.85	0.53	0.65	0.37
September 2025	0.94	0.64	0.72	0.47
August 2025	0.70	0.56	0.50	0.41
July 2025	0.77	0.58	0.70	0.39
June 2025	0.79	0.63	0.59	0.39
May 2025	0.80	0.61	0.59	0.35

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

On December 30, 2011, the Company acquired a qualifying property and was relisted on the main board of the TSX Venture Exchange, trading under the symbol QZM. On August 20, 2025, the Company announced that its common shares have been uplisted from OTC Pink market to the OTCQB® Venture Market (“OTCQB”) under the symbol QZMRF.

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

Disclosure of Share Ownership

The Securities Act (British Columbia) and related regulations and policies currently provide that the directors and certain officers of an issuer and its subsidiaries and any person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities (a “significant shareholder”), as well as the directors and officers of any significant shareholder, (each an “insider”) must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (British Columbia) and related regulations and policies also provide for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer or who enters into, materially amends or terminates an arrangement the effect of which is to alter the insider’s economic interest in a security of the issuer or the insider’s economic exposure to the issuer. These reports must be filed within five days after the reportable event. The Securities Act (British Columbia) and related regulations and policies also require these reports to be filed by reporting insiders within five days after the applicable event, though are only required by the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, directors, any person or company responsible for a principal business unit and significant shareholders of the Company.

The Securities Act (British Columbia) and related regulations and policies also provide that a person or company that acquires (whether or not by way of a take-over bid, offer to acquire or subscription from treasury) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing certain prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a news release and file a report each time it acquires, in the aggregate, an additional 2% or more of the outstanding securities of the same class and every time there is a change to any material fact in the news release and report previously issued and filed.

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

Quartz Mountain’s material contracts as of November 27, 2025, are:

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code”"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency”" other than the U.S. Dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a “PFI”", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended July 31, 2020, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test").“"Gross income" generally includes all sales revenues less the cost of goods sold, and income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related person" (as defined in Section 954(d) (3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a ’'Subsidiary PFI’'), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions”" as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund”" or "QE”" under Section 1295 of the Code (a “QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to- Market Election will be referred to in this summary as a "Non-Electing U.S. Holder”"

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution" received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest”" which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earning”" are the excess of (a)“"earnings and profit”" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest”" which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profit”" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a timely and effective election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock" if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly trade”" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules”"

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated earnings and profit of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated earnings and profit of the Company, such distribution will be treated first as a tax- free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See "Sale or Other Taxable Disposition of common share" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends” received deduction". In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's foreign source taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a dividend may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report on Form 20-F, an evaluation was carried out with the participation of the Company's management, including the Chief Executive Officer “CEO") and the Chief Financial Officer “CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 20-F, the Company's disclosure controls and procedures were effective in providing reasonable assurance that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act was accumulated and communicated to the Company's management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of July 31, 2023, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of July 31, 2025.

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

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit Committee are Albert Basile, Robert Dickinson and Michael Clark. The Board of Directors has determined that Mr. Clark qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Clark and Mr. Basile are "independent", as that term is defined in section 803 of the NYSE MKT Company Guide.

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

A copy of the Code of Ethics will be filed with the Securities and Exchange Commission as an exhibit to the Company's Annual Report on this Form 20-F for the fiscal year ended July 31, 2025 and will be available at www.sec.gov. The Company will also provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8; or submitted by telephone at 604-684-6365, attention: Investor Relations Department.

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

Services:	Year ended
	July 31, 2025	July 31, 2024
Audit Fees (1)	$40,000(estimate)	$41,000
Audit Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
Total	$40,000(estimate)	$20,000

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

From time to time, management of the Company recommends to and requests approval from the Audit Committee for non-audit services to be provided by the Company's auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended July 31, 2024.

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended July 31, 2025, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18 FINANCIAL STATEMENTS

See Exhibit 99.1.

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit	Note
1.1	Transition Application dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.2	Notice of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.3	Notice of Alteration of Articles dated October 11, 2005	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2005, filed on January 10, 2006.
1.4	Notice of Alteration dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.5	Notice of Articles dated February 17, 2006	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2006, filed on January 29, 2007.
1.7	Articles, as amended the Company’s Annual General Meeting, held on February 24, 2014.	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2014, filed on October 17, 2014.
4.2	Services Agreement between HDI and the Company dated July 2, 2010	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2010, filed on October 29, 2010.
6.1	Stock Option Plan approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
6.2	Audit Committee Charter	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
10.1	Articles approved by Shareholders on March 15, 2012	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2012, filed on November 30, 2012.
10.2	Articles approved by Shareholders on February 24, 2014	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.

Exhibit Number	Description of Exhibit	Note
11.1	Settlement agreement between Bearclaw and HDSI dated January 15, 2016	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2016, filed on October 4, 2016.
16B.	Code of Ethics and Trading Restrictions	Incorporated by reference from our Annual Report on Form 20-F for the year ended July 31, 2025, to be filed with this Form 20-F.

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer
99.1

Independent Auditor’s Report, dated November 26, 2025;

Statements of financial position as at July 31, 2025, and July 31, 2024;

Statements of income (loss) and comprehensive income (loss) for the years ended July 31, 2025, July 31, 2024, and July 31, 2023;

Statements of cash flows for the years ended July 31, 2025, July 31, 2024, and July 31, 2023; and

Statements of changes in shareholders’ equity (deficiency) for the years ended July 31, 2025, July 31, 2024, and July 31, 2023;

Notes to audited annual financial statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUARTZ MOUNTAIN RESOURCES LTD.

/s/ Trevor Thomas
Trevor Thomas
Chief Executive Officer

Dated: November 27, 2025

